Form 10-K, Exhibit 13
period 1996-12-28
INGRAM MICRO INC
filed 1997-03-24
CIK 1018003

                                                                   EXHIBIT 13.01


SELECTED CONSOLIDATED FINANCIAL DATA

    The following table presents selected consolidated financial data of the Company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and notes thereto included elsewhere in this Annual Report to Shareholders.

    The fiscal year of the Company is a 52- or 53-week period ending on the Saturday nearest to December 31. References below to 1992, 1993, 1994, 1995 and 1996 represent the fiscal years ended January 2, 1993 (53 weeks), January 1, 1994 (52 weeks), December 31, 1994 (52 weeks), December 30, 1995 (52 weeks) and December 28, 1996 (52 weeks), respectively. The Company's next 53-week fiscal year will be fiscal year 1997.



                                                                               Fiscal Year
(in 000s, except per share data)                  1996           1995           1994           1993           1992 (1)
                                               -----------    -----------    -----------    -----------    -----------
SELECTED OPERATING INFORMATION
Net sales                                     $ 12,023,451   $  8,616,867   $  5,830,199   $  4,044,169   $  2,731,272
Gross profit                                       812,384        605,686        438,975        329,642        227,570
Income from operations (2)                         247,508        186,881        140,290        103,028         68,934
Income before income taxes
     and minority interest (2)                     196,757        134,616        100,705         82,855         48,502
Net income (2)                                     110,679         84,307         63,344         50,355         30,973
Earnings per share (2)                                0.88           0.69           0.52           0.41           0.26
Weighted average common
     shares outstanding                        125,436,376    121,406,591    121,406,591    121,406,591    121,406,591
                                               -----------    -----------    -----------    -----------    -----------

SELECTED BALANCE SHEET INFORMATION
Cash                                          $     48,279   $     56,916   $     58,369   $     44,391   $     25,276
Total assets                                     3,366,947      2,940,898      1,974,289      1,296,363        915,590
Total debt (3)                                     304,033        850,548        552,283        398,929        295,389
Stockholders' equity                               825,150        310,795        221,344        155,459        109,418
                                               -----------    -----------    -----------    -----------    -----------

(1)     The 1992 results reflect the adoption of FAS 109.

(2) Reflects a noncash compensation charge in 1996 of $23.4 million ($19.5 million, or $0.16 per share, net of tax) in connection with the granting of Rollover Stock Options. See Note 12 of Notes to Consolidated Financial Statements.

(3) Includes long-term debt, current maturities of long-term debt and debt due to Ingram Industries.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

   Ingram Micro is the leading wholesale distributor of microcomputer products worldwide. The Company's net sales have grown to $12.0 billion in 1996 from $2.7 billion in 1992. This sales growth reflects substantial expansion of its existing operations, resulting from the addition of new customers, increased sales to the existing customer base, the addition of new product categories and suppliers, and the establishment of Ingram Alliance, as well as the successful integration of ten acquisitions worldwide. Net income has grown to $110.7 million in 1996 from $31.0 million in 1992.

   In November 1996, the Company was split-off from Ingram Industries (the "Split-Off") and completed an initial public offering (the "IPO") of its Class A Common Stock that raised $393.8 million, net of underwriters' discounts and expenses, of which approximately $366.3 million was used to repay certain indebtedness to Ingram Industries. Concurrently with the completion of the IPO, the Company entered into a $1 billion Credit Facility with a syndicate of banks for which NationsBank of Texas N.A. and the Bank of Nova Scotia acted as agents. In addition, the Company assumed an Ingram Industries accounts receivable securitization program under which $160 million of fixed rate medium term certificates and $13 million in trust certificate-backed commercial paper was outstanding at the time in satisfaction of remaining amounts due to Ingram Industries. See "-- Liquidity and Capital Resources."

   The microcomputer wholesale distribution industry in which the Company operates is characterized by narrow gross and operating margins that have declined industrywide in recent years, primarily due to intense price competition. The Company's gross margins declined to 6.8% in 1996 from 8.3% in 1992. To partially offset the decline in gross margins, the Company has continually instituted operational and expense controls that have reduced selling, general and administrative ("SG&A") expenses (including charges allocated from Ingram Industries prior to the Split-Off) as a percentage of net sales to 4.5% in 1996 from 5.8% in 1992. As a result, the Company's operating margins and net margins have declined less than gross margins. Operating margins declined to 2.1% in 1996 (1996 operating margins were 2.3% excluding the impact of noncash compensation charges totaling $23.4 million) from 2.5% in 1992, and net margins declined to 0.9% in 1996 (1996 net margins were 1.0% excluding the impact of noncash compensation charges totaling $19.5 million, net of tax) from 1.1% in 1992. There can be no assurance that the Company will be able to continue to reduce operating expenses as a percentage of net sales to mitigate further reductions in gross margins. Although the Company's operations outside the United States have historically had gross margins similar to the Company's U.S. traditional wholesale operations, these non-U.S. operations have historically had lower operating margins due in part to greater economies of scale in the U.S. operations.

   Ingram Micro entered the master reseller (also known as "aggregation") business in late 1994 through the launch of Ingram Alliance. Ingram Alliance is designed to offer resellers access to certain of the industry's leading hardware manufacturers at competitive prices by utilizing a lower cost business model that depends upon a higher average order size, lower product returns percentage, and supplier paid financing. Ingram Alliance contributed over $1.8 billion and $700 million of net sales to the Company in 1996 and 1995, respectively. Since its inception in late 1994, Ingram Alliance has operated with lower gross margins, lower SG&A expenses as a percentage of net sales, and lower financing costs than the Company's traditional wholesale distribution business. Accordingly, if Ingram Alliance's sales continue to grow as a percentage of the Company's total net sales, the Company expects such increase to cause its overall gross margins to decline.

   The Company sells microcomputer hardware, networking equipment and software products. Sales of hardware products (including networking equipment) represent a majority of total net sales and have historically generated a higher operating margin than sales of software products, although operating margins of both hardware products and software products have historically declined. Hardware products and networking equipment have comprised an increasing percentage, and software products a decreasing percentage, of the Company's net sales in recent years, and the Company expects this trend to continue. Net sales of software products have decreased as a percentage of total net sales in recent years due to a number of factors, including bundling of software with microcomputers; sales

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED

growth of Ingram Alliance, which is a hardware-only business; declines in software prices; and the emergence of alternative means of software distribution, such as site licenses and electronic distribution.

   The microcomputer wholesale distribution business is capital intensive. The Company's business requires significant levels of capital to finance accounts receivable and product inventory that is not financed by trade creditors. The Company has relied heavily on debt financing for its increasing working capital needs in connection with the expansion of its business. The Company will need additional capital to finance its product inventory and accounts receivable as it expands its business. The Company's interest expense for any current or future indebtedness will be subject to fluctuations in interest rates and may cause fluctuations in the Company's net income.

   In connection with the Split-Off, certain outstanding Ingram Industries stock options, incentive stock units ("ISUs"), and stock appreciation rights ("SARs") held by certain employees of Ingram Industries, Ingram Entertainment, and Ingram Micro were converted to options to purchase up to an aggregate of approximately 10,989,000 shares of Common Stock ("Rollover Stock Options"). The Company recorded a pre-tax noncash compensation charge of approximately $23.4 million ($19.5 million net of tax) in 1996 related to the vested portion of certain Rollover Stock Options based on the difference between the estimated fair value of such options at the applicable measurement dates and the exercise price of such options. The Company will record additional noncash compensation charges over the remaining vesting periods of the Rollover Stock Options. These additional charges, including charges for a 1996 restricted stock grant, are expected to be approximately $7.3 million ($5.8 million net of tax) for 1997, $4.8 million ($3.7 million net of tax) for 1998 and $2.7 million ($1.9 million net of tax) for 1999.

RESULTS OF OPERATIONS

   The following table sets forth the Company's net sales by geographic region (excluding intercompany sales), and the percentage of total net sales represented thereby, for each of the periods indicated.

                                                                            FISCAL YEAR
                                                      1996                     1995                     1994
                                              ----------------------   ----------------------   ----------------------
NET SALES BY GEOGRAPHIC REGION (1):                                    (DOLLARS IN MILLIONS)
United States                                    $ 8,290      69.0%    $ 5,970         69.3%      $ 4,122      70.7%
Europe                                             2,590      21.5%      1,849         21.4%        1,078      18.5%
Other international                                1,143       9.5%        798          9.3%          630      10.8%
                                              ----------------------   ----------------------   ----------------------
Total                                            $12,023     100.0%    $ 8,617        100.0%      $ 5,830     100.0%
                                              ======================   ======================   ======================

(1) Net sales are classified by location of the Company entity. For example, products sold through Ingram Alliance or the U.S. Export Division are classified as United States sales.

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED

   The following table sets forth certain items from the Company's Consolidated Statement of Income as a percentage of net sales, for each of the periods indicated.

                                                         PERCENTAGE OF NET SALES
                                                               FISCAL YEAR
                                                       1996        1995         1994
                                                     --------    --------    --------
Net sales                                               100.0%      100.0%      100.0%
Cost of sales                                            93.2%       93.0%       92.5%
                                                     --------    --------    --------
Gross profit                                              6.8%        7.0%        7.5%
Expenses:
   SG&A expenses and charges allocated
       from Ingram Industries                             4.5%        4.8%        5.1%
   Noncash compensation charge                            0.2%        0.0%        0.0%
                                                     --------    --------    --------
Income from operations                                    2.1%        2.2%        2.4%
Other expense, net                                        0.5%        0.6%        0.7%
                                                     --------    --------    --------
Income before income taxes and minority interest          1.6%        1.6%        1.7%
Provision for income taxes                                0.7%        0.6%        0.6%
Minority interest                                         0.0%        0.0%        0.0%
                                                     --------    --------    --------
Net income                                                0.9%        1.0%        1.1%
                                                     ========    ========    ========

1996 COMPARED TO 1995

   Consolidated net sales increased 39.5% to $12.0 billion in 1996 from $8.6 billion in 1995. The increase in worldwide net sales was attributable to growth in the microcomputer products industry in general, the addition of new customers, increased sales to the existing customer base, and expansion of the Company's product offerings. Microsoft Windows 95 was launched in the third quarter of 1995 with net sales of $267.5 million in 1995.

   Net sales from U.S. operations increased 38.9% to $8.3 billion in 1996 from $6.0 billion in 1995. In addition to the factors above that impacted net sales worldwide, U.S. net sales were positively impacted by the strong growth in Ingram Alliance sales which grew 157.3% to $1.88 billion in 1996 from $729 million in 1995. Net sales from European operations increased 40.0% to $2.6 billion in 1996 from $1.8 billion in 1995. Other international net sales increased 43.3% to $1.1 billion in 1996 from $798 million in 1995, principally due to the growth in net sales from the Company's Canadian operations.

   Cost of sales as a percentage of net sales increased to 93.2% in 1996 from 93.0% in 1995. This increase was largely attributable to competitive pricing pressures, especially in Europe, and the increase as a percentage of net sales of the lower gross margin Ingram Alliance business.

   Total SG&A expenses and charges allocated from Ingram Industries increased 29.3% to $541.5 million in 1996 from $418.8 million in 1995, but decreased as a percentage of net sales to 4.5% in 1996 from 4.8% in 1995. The increased level of spending was attributable to expenses required to support expansion of the Company's business, consisting primarily of incremental personnel and support costs, lease payments relating to new operating facilities, and expenses associated with the development and maintenance of information systems. The decrease in operating expenses as a percentage of net sales was primarily attributable to the growth of Ingram Alliance, which utilizes a lower cost business model, and economies of scale from higher sales volumes.

   During 1996, the Company recorded a noncash compensation charge of $23.4 million ($19.5 million, net of

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED

tax) or 0.2% of net sales in connection with the Rollover Stock Options. The Company did not record any such charge during 1995.

   Excluding the $23.4 million noncash compensation charge in 1996, total income from operations increased as a percentage of net sales to 2.3% in 1996 from 2.2% in 1995. Income from operations in the United States excluding the noncash compensation charge increased as a percentage of net sales to 2.7% in 1996 from 2.6% in 1995. Income from operations in Europe excluding the noncash compensation charge decreased as a percentage of net sales to 0.8% in 1996 from 1.0% in 1995. This decrease was offset by an increase in income from operations excluding the noncash compensation charge as a percentage of net sales for geographic regions outside the United States and Europe to 2.0% in 1996 from 1.3% in 1995.

   For the reasons set forth above, income from operations, including the $23.4 million noncash compensation charge, increased 32.4% to $247.5 million in 1996 from $186.9 million in 1995, but, as a percentage of net sales, decreased to 2.1% in 1996 from 2.2% in 1995.

   Other expense, net, which consists primarily of net interest expense (including interest expense charged by Ingram Industries), foreign currency exchange losses, and miscellaneous non-operating expenses, decreased 2.9% to $50.8 million in 1996 from $52.3 million in 1995, and decreased as a percentage of net sales to 0.5% in 1996 from 0.6% in 1995. The decrease in other expense was largely attributable to a year-over-year decrease in the amount of foreign currency losses to $0.7 million in 1996 from $7.8 million in 1995, primarily related to the Mexican peso devaluation. Such decrease was partially offset by a higher level of borrowings to finance the Company's worldwide business expansion.

   The provision for income taxes increased 59.7% to $84.9 million in 1996 from $53.1 million in 1995, reflecting the 46.2% increase in the Company's income before income taxes and minority interest. The Company's effective tax rate was 43.1% in 1996 compared to 39.5% in 1995. The increase in the effective tax rate was primarily due to the effect of the noncash compensation charge, much of which is not deductible for income tax purposes, as well as the effect of certain international taxes in 1996.

   Excluding the $19.5 million (net of tax) noncash compensation charge, net income increased 54.4% to $130.2 million in 1996 from $84.3 million in 1995 and, as a percentage of net sales, remained constant at 1.0% in 1996 and in 1995. Pro forma earnings per share, excluding the noncash compensation charge, increased 50.7% to $1.04 in 1996 from $0.69 in 1995. Net income, including the $19.5 million (net of tax) noncash compensation charge, increased 31.3% to $110.7 million in 1996 from $84.3 million in 1995. Earnings per share, including the noncash compensation charge, increased 27.5% to $0.88 in 1996 from $0.69 in 1995.

1995 COMPARED TO 1994

   Consolidated net sales increased 47.8% to $8.6 billion in 1995 from $5.8 billion in 1994. The increase in worldwide net sales was attributable to growth in the microcomputer products industry in general, the addition of new customers, increased sales to the existing customer base, and expansion of the Company's product offerings, as well as to the release of significant new products, including the Microsoft Windows 95 operating system in August 1995.

   Net sales from U.S. operations increased 44.8% to $6.0 billion in 1995 from $4.1 billion in 1994. The increase in U.S. net sales was largely attributable to the growth of Ingram Alliance in 1995, its first full year of operations, as well as an increase in the Company's customer base and product lines. Net sales from European operations increased 71.5% to $1.8 billion in 1995 from $1.1 billion in 1994. In addition to factors affecting sales worldwide, European net sales were positively impacted by the full year contribution in 1995 of the Company's Scandinavian operations, which were acquired in September 1994. Other international net sales increased 26.7% to $798.0 million in 1995 from $629.6 million in 1994. The increase in net sales from other international operations was entirely

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED

attributable to an increase in Canadian sales, partially offset by a decrease in Mexican net sales resulting from the distressed Mexican economy and the related peso devaluation.

   Cost of sales as a percentage of net sales increased to 93.0% in 1995 from 92.5% in 1994. This increase was largely attributable to competitive pricing pressures worldwide and the growth of Ingram Alliance, which is characterized by lower gross margins than the Company's traditional wholesale distribution business. Gross margin was favorably impacted by effective operational controls and an increase in worldwide purchase discounts and rebates from the Company's suppliers.

   Total SG&A expenses and charges allocated from Ingram Industries increased 40.2% to $418.8 million in 1995 from $298.7 million in 1994, but decreased as a percentage of net sales to 4.8% in 1995 from 5.1% in 1994. The increased level of spending was attributable to expenses required to support expansion of the Company's business, consisting primarily of incremental personnel and support costs, lease payments relating to new facilities, and expenses associated with the development and maintenance of information systems. The decreased level of spending as a percentage of net sales was primarily attributable to economies of scale resulting from higher sales volumes, increased operating efficiencies, and the growth of Ingram Alliance, which is characterized by lower SG&A expenses as a percentage of net sales than the Company's traditional wholesale distribution business.

   For the reasons set forth above, income from operations increased 33.2% to $186.9 million in 1995 from $140.3 million in 1994, but decreased as a percentage of net sales to 2.2% in 1995 from 2.4% in 1994. Income from U.S. operations decreased as a percentage of net sales to 2.6% in 1995 from 3.0% in 1994. This decrease was partially offset by an increase in income from European operations as a percentage of net sales to 1.1% in 1995 from 0.7% in 1994.

   Other expense, net increased 32.0% to $52.3 million in 1995 from $39.6 million in 1994, but decreased as a percentage of net sales to 0.6% in 1995 from 0.7% in 1994. The increase in other expense was largely attributable to a higher level of borrowings to finance the Company's worldwide business expansion. The Company was also negatively impacted by the effect of a distressed Mexican economy and the related peso devaluation. Primarily due to events in Mexico, the Company sustained a net foreign currency exchange loss of $7.8 million in 1995 as compared to a $6.9 million loss in 1994.

   The provision for income taxes increased 34.2% to $53.1 million in 1995 from $39.6 million in 1994, reflecting the 33.7% increase in the Company's income before income taxes and minority interest. The Company's effective tax rate was 39.5% in 1995 as compared to 39.3% in 1994.

   Net income increased 33.1% to $84.3 million in 1995 from $63.3 million in 1994, but decreased as a percentage of net sales to 1.0% in 1995 from 1.1% in 1994.

QUARTERLY DATA; SEASONALITY

   The Company's quarterly sales and operating results have varied in the past and will likely continue to do so in the future as a result of seasonal variations in the demand for the products and services offered by the Company, the introduction of new hardware and software technologies and products offering improved features and functionality, the introduction of new products and services by the Company and its competitors, the loss or consolidation of a significant supplier or customer, changes in the level of operating expenses, inventory adjustments, product supply constraints, competitive conditions including pricing, interest rate fluctuations, the impact of acquisitions, currency fluctuations, and general economic conditions. The Company's narrow operating margins may magnify such fluctuations. Specific historical seasonal variations in the Company's operating results have included a reduction of demand in Europe during the summer months, increased Canadian government purchasing in the first quarter, and worldwide pre-holiday stocking in the retail channel during the September to November period. In addition, as was the case with the introduction of Microsoft Windows 95 in August 1995, the product cycle of major products may materially impact the Company's business, financial condition, or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED

   The following table sets forth certain unaudited quarterly historical financial data for each of the twelve quarters up to the period ended December 28, 1996. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in the Company's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the selected quarterly information. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report to Shareholders. The operating results for any quarter shown are not necessarily indicative of results for any future period.

CONSOLIDATED QUARTERLY INFORMATION

                                                                     INCOME           INCOME BEFORE
                                            NET        GROSS          FROM           INCOME TAXES AND         NET      EARNINGS
                                           SALES       PROFIT      OPERATIONS        MINORITY INTEREST      INCOME     PER SHARE
                                          --------   ---------    -------------    --------------------    ---------  -----------
                                                                     (IN MILLIONS, EXCEPT PER SHARE DATA)
FISCAL YEAR ENDED DECEMBER 31, 1994
     THIRTEEN WEEKS ENDED:
          April 2, 1994                   $1,266.6       $92.4         $26.1               $19.4              $11.6        0.10
          July 2, 1994                     1,298.9        96.8          28.3                19.5               12.1        0.10
          October 1, 1994                  1,387.0       105.1          32.9                24.3               14.6        0.12
          December 31, 1994                1,877.7       144.7          53.0                37.5               25.0        0.20

FISCAL YEAR ENDED DECEMBER 30, 1995
     THIRTEEN WEEKS ENDED:
          April 1, 1995                   $1,879.5      $132.4         $38.5               $24.3              $17.1        0.14
          July 1, 1995                     1,859.6       138.9          40.2                30.0               18.4        0.15
          September 30, 1995               2,331.6       151.2          45.2                33.8               20.8        0.17
          December 30, 1995                2,546.2       183.2          63.0                46.5               28.0        0.23

FISCAL YEAR ENDED DECEMBER 28, 1996
     THIRTEEN WEEKS ENDED:
          March 30, 1996                  $2,752.7      $186.6         $54.9(1)           $39.6(1)          $23.8(1)    0.20(1)
          June 29, 1996                    2,790.4       190.5          59.5(2)            44.9(2)           26.8(2)    0.22(2)
          September 28, 1996               2,931.6       197.4          61.5(3)            48.9(3)           27.0(3)    0.22(3)
          December 28, 1996                3,548.8       237.9          71.6(4)            63.4(4)           33.1(4)    0.24(4)

----------

(1) Reflects a noncash compensation charge of $6.7 million ($4.1 million, or $0.03 per share, net of tax) in connection with the granting of the Rollover Stock Options.

(2) Reflects a noncash compensation charge of $1.1 million ($0.7 million, or less than $0.01 per share, net of tax) in connection with the granting of the Rollover Stock Options.

(3) Reflects a noncash compensation charge of $1.1 million ($0.6 million, or less than $0.01 per share, net of tax) in connection with the granting of the Rollover Stock Options.

(4) Reflects a noncash compensation charge of $14.5 million ($14.1 million, or $0.11 per share, net of tax) in connection with the granting of the Rollover Stock Options.



   As indicated in the table above, the increases in the Company's net sales in the fourth quarter of each fiscal year have generally been higher than those in the other three quarters in the same fiscal year. The trend of higher fourth quarter net sales is attributable to calendar year-end business purchases and holiday period purchases made by customers. Additionally, gross profit in the fourth quarter of each year has historically been favorably impacted by attractive year-end product buying opportunities which have often resulted in higher purchase discounts.

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED

LIQUIDITY AND CAPITAL RESOURCES

   The Company has financed its growth and cash needs largely through income from operations and borrowings, trade and supplier credit and, more recently, the public sale of 23,200,000 shares of its Class A Common Stock at $18.00 per share in the IPO completed in November 1996.

   Cash provided by operating activities was $78.0 million in 1996 as compared to cash used in operating activities of $251.3 million in 1995 and $87.1 million in 1994. The significant increase in cash provided by operating activities in 1996 over cash used in operating activities in 1995 was partially due to higher net income and the difference between accounts receivable, inventory levels, and accounts payable in 1996 as compared to 1995 due to the launch of Microsoft Windows 95 in the third quarter of 1995. The significant increase in cash used by operating activities in 1995 over 1994 was due to the increased levels of inventory and an increase in accounts receivable. Cash provided by the increase in accounts payable in 1995 partially offset the use related to inventory and accounts receivable. The increase in the difference in inventory levels and accounts payable in 1995 as compared to 1994 was partially due to the launch of Microsoft Windows 95.

   Net cash used by investing activities was $107.2 million, $48.8 million, and $42.6 million in 1996, 1995, and 1994, respectively. These increases were due to the Company's expansion of warehouse and other facilities in each year. In 1996, purchases of property and equipment included $22.6 million related to the acquisition, in connection with the Split-Off, of certain previously leased facilities utilized by the Company. Net cash used by investing activities in 1994 included acquisitions of operations in four European countries in 1994.

   Net cash provided by financing activities was $21.3 million, $298.3 million, and $143.3 million in 1996, 1995 and 1994, respectively. Net cash provided by financing activities in 1996 includes the receipt of $393.8 million in net proceeds from the IPO. The decrease in net cash provided by financing activities in 1996 as compared to 1995 was caused primarily by the repayment of borrowings from Ingram Industries totaling $513.8 million as a result of the Split-Off and a $20.0 million distribution to Ingram Industries in 1996. The decrease in borrowings from Ingram Industries is partially offset by proceeds from debt totaling $49.7 million and net borrowings under the revolving credit facility of $80.6 million. The increase in net cash provided by financing activities in 1995 as compared to 1994 was primarily provided by an increase in borrowings from Ingram Industries.

    Historically, the Company's sources of capital have primarily been borrowings from Ingram Industries. Ingram Industries no longer provides financing to the Company following the Split-Off. Concurrently with the completion of the IPO, the Company entered into a $1 billion Credit Facility (the "Credit Facility") with a syndicate of banks for which NationsBank of Texas N.A. and The Bank of Nova Scotia acted as agents. The Company is required to comply with certain financial covenants, including minimum net worth, restrictions on funded debt, current ratio and interest coverage, which will be tested as of the end of each fiscal quarter. The Credit Facility also restricts the Company's ability to pay dividends. Borrowings will be subject to the satisfaction of customary conditions, including the absence of any material adverse change in the Company's business or financial condition. Borrowings under the Credit Facility were used to repay outstanding revolving indebtedness related to amounts drawn by certain of the Company's subsidiaries, as participants in Ingram Industries' existing unsecured credit facility, which was terminated concurrent with the Split-Off, as well as partial financing for the increase in accounts receivable and inventories at December 28, 1996 as compared to December 30, 1995.

   In November 1996, the Company sold 23,200,000 shares of Class A Common Stock in the IPO at $18.00 per share. The Company received net proceeds of $393.8 million of which approximately $366.3 million was used to repay certain existing indebtedness to Ingram Industries. Primarily as a result of the IPO, stockholders' equity increased to $825.2 million at December 28, 1996, up 165.5%, from $310.8 million at December 30, 1995. In addition, the Company's debt to capitalization ratio was 27% at December 28, 1996, down from 73% at December 30, 1995. At December 28, 1996, the Company had $201.5 million in outstanding borrowings under the Credit Facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED

   From February 1993 through the Split-Off, the Company had an agreement with Ingram Industries whereby the Company sold all of its domestic trade accounts receivable to Ingram Industries on an ongoing basis. Ingram Industries transferred certain trade accounts receivable from the Company and other Ingram Industries affiliates to a trust which sold certificates representing undivided interests in the total pool of trade receivables without recourse. As of November 1, 1996, Ingram Industries had sold $160 million of fixed rate medium term certificates and established a commercial paper program, supported by a variable rate certificate, under which $13.0 million was outstanding. The arrangement with the trust extends to December 31, 1997, renewable biannually under an evergreen provision up to a maximum term of 20 years. In connection with the Split-Off, in partial satisfaction of amounts due to Ingram Industries, the Ingram Industries accounts receivable securitization program was assumed by the Company, which is now the sole seller of receivables. Under the amended program, certain of the Company's domestic receivables are transferred to the trust. The Company believes the amended program contains sufficient trade accounts receivable to support the outstanding fixed rate medium term certificates as well as an unspecified amount of variable rate certificates which support the commercial paper program. At December 28, 1996, the amount of commercial paper outstanding totaled $50 million. Assumption of the securitization program resulted in a $160 million reduction of trade accounts receivable and long-term debt in the Company's consolidated balance sheet at December 28, 1996.

   The Company and its foreign subsidiaries have uncommitted lines of credit and short-term overdraft facilities in various currencies which aggregated $62.4 million as of December 28, 1996. These facilities are used principally for working capital and bear interest at market rates.

   The exercise of stock options provides an additional source of cash to the Company. In 1996, cash proceeds from the exercise of stock options, including applicable tax benefits, totaled $11.3 million.

   The Company believes that the net proceeds from the IPO, together with net cash provided by operating activities, supplemented as necessary with funds available under credit arrangements (including the $1 billion Credit Facility), will provide sufficient resources to meet its present and future working capital and cash requirements for at least the next 12 months, or earlier if the Company were to engage in significant, material corporate transactions not currently anticipated, in which event the Company anticipates that additional debt or equity financing would be required.

   The Company presently expects to spend approximately $90 million in 1997 for capital expenditures due to continued expansion of its business.

NEW ACCOUNTING STANDARDS

   The Company will adopt Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("FAS 125") in 1997. The Company does not expect the adoption of FAS 125 to have a material impact on its financial condition or results of operations.

                                INGRAM MICRO INC.
                           CONSOLIDATED BALANCE SHEET
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)


                                                                                        FISCAL YEAR END
                                                                                     1996               1995
                                                                                 -------------    -------------
ASSETS
   Current assets:
       Cash                                                                      $      48,279    $      56,916
       Trade accounts receivable (less allowances of $38,622
            in 1996 and $30,791 in 1995)                                             1,143,028        1,071,275
       Inventories                                                                   1,818,047        1,582,922
       Other current assets                                                            145,964           88,503
                                                                                 -------------    -------------
          Total current assets                                                       3,155,318        2,799,616

   Property and equipment, net                                                         161,172           89,126
   Goodwill, net                                                                        25,918           29,871
   Other                                                                                24,539           22,285
                                                                                 -------------    -------------
          Total assets                                                           $   3,366,947    $   2,940,898
                                                                                 =============    =============


LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities:
       Accounts payable                                                          $   2,047,988    $   1,652,073
       Accrued expenses                                                                162,887          121,572
       Current maturities of long-term debt                                             23,899            6,332
                                                                                 -------------    -------------
          Total current liabilities                                                  2,234,774        1,779,977

       Long-term debt                                                                  280,134          170,424
       Due to Ingram Industries                                                            -            673,792
       Other                                                                             6,190            5,697
                                                                                 -------------    -------------
          Total liabilities                                                          2,521,098        2,629,890

   Minority interest                                                                     3,476              213
   Commitments and contingencies (Note 9)
   Redeemable Class B Common Stock                                                      17,223              -

   Stockholders' equity:
       Preferred Stock, $0.01 par value, 1,000,000 shares
          authorized; no shares issued and outstanding                                     -                -
       Class A Common Stock, $0.01 par value, 265,000,000 shares
           authorized; 25,047,696 shares issued and outstanding in 1996                    250              -
       Class B Common Stock, $0.01 par value, 135,000,000
          shares authorized; 109,043,762 and 107,251,362 shares
          issued and outstanding in 1996 and 1995 (including
          2,460,400 redeemable shares in 1996)                                           1,066            1,073
       Additional paid in capital                                                      449,657           22,427
       Retained earnings                                                               372,801          282,122
       Cumulative translation adjustment                                                 1,910            5,173
       Unearned compensation                                                              (534)             -
                                                                                 -------------    -------------
          Total stockholders' equity                                                   825,150          310,795
                                                                                 -------------    -------------
          Total liabilities and stockholders' equity                             $   3,366,947    $   2,940,898
                                                                                 =============    =============


        See accompanying notes to these consolidated financial statements

                                INGRAM MICRO INC.

                        CONSOLIDATED STATEMENT OF INCOME
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

                                                                      FISCAL YEAR
                                                        1996            1995            1994
                                                     ------------    ------------    ------------
Net sales                                            $ 12,023,451    $  8,616,867    $  5,830,199

Cost of sales                                          11,211,067       8,011,181       5,391,224
                                                     ------------    ------------    ------------

Gross profit                                              812,384         605,686         438,975

Expenses:
     Selling, general and administrative                  537,893         415,344         296,330
     Charges allocated from Ingram Industries               3,633           3,461           2,355
     Noncash compensation charge (Note 12)                 23,350             -               -
                                                     ------------    ------------    ------------
                                                          564,876         418,805         298,685
                                                     ------------    ------------    ------------

Income from operations                                    247,508         186,881         140,290

Other (income) expense:
     Interest income                                       (2,060)         (3,479)           (937)
     Interest expense                                      14,812          13,451           8,744
     Interest expense charged by Ingram Industries         35,123          32,606          24,189
     Net foreign currency exchange loss                       701           7,751           6,873
     Other                                                  2,175           1,936             716
                                                     ------------    ------------    ------------
                                                           50,751          52,265          39,585
                                                     ------------    ------------    ------------

Income before income taxes and
      minority interest                                   196,757         134,616         100,705

Provision for income taxes                                 84,889          53,143          39,604
                                                     ------------    ------------    ------------

Income before minority interest                           111,868          81,473          61,101

Minority interest                                           1,189          (2,834)         (2,243)
                                                     ------------    ------------    ------------

Net income                                           $    110,679    $     84,307    $     63,344
                                                     ============    ============    ============


Earnings per share                                   $       0.88    $       0.69    $       0.52
                                                     ============    ============    ============



        See accompanying notes to these consolidated financial statements

                               INGRAM MICRO INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                               (DOLLARS IN 000S)

                                    COMMON STOCK    ADDITIONAL             CUMULATIVE
                                 ------------------  PAID IN    RETAINED  TRANSLATION    UNEARNED
                                 CLASS A    CLASS B  CAPITAL    EARNINGS   ADJUSTMENT  COMPENSATION    TOTAL
                                 -------    ------- ----------  --------  -----------  ------------  --------
JANUARY 1, 1994                    $ --     $1,073   $ 22,427   $134,471     $(2,512)      $  --     $155,459
Translation adjustment                                                         2,541                    2,541
Net income                                                        63,344                               63,344
                                   ----     ------    -------   --------     -------       -----     --------
DECEMBER 31, 1994                    --      1,073     22,427    197,815          29          --      221,344
Translation adjustment                                                         5,144                    5,144
Net income                                                        84,307                               84,307
                                   ----     ------    -------   --------     -------       -----     --------
DECEMBER 30, 1995                    --      1,073     22,427    282,122       5,173          --      310,795
Noncash compensation charge
   related to stock options                            23,170                                          23,170
Distribution to Ingram Industries                                (20,000)                             (20,000)
Grant of restricted Class B
   Common Stock                                  1        713                               (714)          --
Net proceeds from sale of
   Class A Common Stock             232               393,612                                         393,844
Stock options exercised              10                 1,612                                           1,622
Income tax benefit from
   exercise of stock options                            8,123                                           8,123
Conversion of Class B Common
   Stock to Class A Common Stock      8         (8)                                                        --
Amortization of unearned
   compensation                                                                              180          180
Translation adjustment                                                        (3,263)                  (3,263)
Net income                                                       110,679                              110,679
                                   ----     ------   --------   --------     -------       -----     --------
DECEMBER 28, 1996                  $250     $1,066   $449,657   $372,801     $ 1,910       $(534)    $825,150
                                   ====     ======   ========   ========     =======       =====     ========



       See accompanying notes to these consolidated financial statements

                               INGRAM MICRO INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                               (DOLLARS IN 000S)

                                                                                     FISCAL YEAR
                                                                     --------------------------------------------
                                                                         1996            1995           1994
                                                                     ------------    ------------    ------------

CASH PROVIDED (USED) BY OPERATING ACTIVITIES:
  Net income                                                         $    110,679    $     84,307    $     63,344
  Adjustments to reconcile net income to
     cash provided by operating activities:
     Depreciation and amortization                                         36,170          25,394          18,675
     Deferred income taxes                                                 (1,635)         (8,632)         (4,668)
     Minority interest                                                      1,189          (2,834)         (2,243)
     Noncash compensation charge                                           23,350            --              --
  Changes in operating assets and liabilities,
     net of effects of acquisitions:
     Trade accounts receivable                                           (237,747)       (320,177)       (232,268)
     Inventories                                                         (239,054)       (580,116)       (345,511)
     Other current assets                                                 (46,291)        (15,877)        (12,846)
     Accounts payable                                                     399,995         543,822         411,012
     Accrued expenses                                                      31,372          22,828          17,452
                                                                     ------------    ------------    ------------
     Cash provided (used) by operating activities                          78,028        (251,285)        (87,053)

CASH PROVIDED (USED) BY INVESTING ACTIVITIES:
  Purchase of property & equipment                                       (105,584)        (52,985)        (31,286)
  Acquisitions, net of cash acquired                                         --              --           (15,088)
  Other                                                                    (1,596)          4,188           3,765
                                                                     ------------    ------------    ------------
    Cash used by investing activities                                    (107,180)        (48,797)        (42,609)

CASH PROVIDED (USED) BY FINANCING ACTIVITIES:
  Proceeds from sale of Class A Common Stock                              393,844            --              --
  Proceeds from sale of Redeemable Class B Common Stock                    17,223            --              --
  Exercise of stock options including tax benefits                         11,331            --              --
  (Decrease) increase in borrowings from Ingram Industries               (513,792)        224,437         103,580
  Proceeds (repayment) of debt                                             49,717            (838)         (4,930)
  Net borrowings  under revolving credit facility                          80,618          74,666          44,636
  Distribution to Ingram Industries                                       (20,000)           --              --
  Minority interest investment                                              2,400            --              --
                                                                     ------------    ------------    ------------
    Cash provided by financing activities                                  21,341         298,265         143,286

Effect of exchange rate changes on cash                                      (826)            364             354
                                                                     ------------    ------------    ------------

(Decrease) increase in cash                                                (8,637)         (1,453)         13,978

Cash, beginning of year                                                    56,916          58,369          44,391
                                                                     ------------    ------------    ------------

Cash, end of year                                                    $     48,279    $     56,916    $     58,369
                                                                     ============    ============    ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash payments during the year:
  Interest                                                           $     50,071    $     45,164    $     32,528
  Income taxes                                                            101,091          54,506          47,152


Cash payments include payments made to Ingram Industries for interest and U.S. income taxes.

       See accompanying notes to these consolidated financial statements

                                INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)


NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

      Ingram Micro Inc. (the "Company" or "Ingram Micro"), formerly Ingram Micro Holdings Inc., is primarily engaged in wholesale distribution and marketing of microcomputer hardware and software products. The Company conducts the majority of its operations in North America and Europe. In November 1996, the Company's former parent, Ingram Industries Inc. ("Ingram Industries"), consummated a split-off of the Company in a tax-free reorganization (the "Split-Off"). In connection with the Split-Off, certain stockholders of Ingram Industries exchanged all or some of their shares of Ingram Industries Common Stock for 107,251,362 shares of Class B Common Stock of the Company in specified ratios. See Note 3 for further information.

      On April 29, 1996, Ingram Micro Inc., a Delaware corporation, was formed to hold all of the outstanding stock of Ingram Micro Holdings Inc. ("Holdings"). In October 1996, just prior to the Company's initial public offering, Holdings merged with and into such Delaware corporation. The merger did not impact the Company's financial statements, since the Company's historical financial statements for earlier periods reflect the capital structure described herein.

      The accompanying historical consolidated financial statements have been prepared as if the Company had operated as an independent stand alone entity for all periods presented except that prior to the Split-Off, the Company generally had no significant borrowings in North America other than amounts due Ingram Industries. See Notes 7 and 11 regarding long-term debt and related party transactions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

      The Company's significant accounting policies are described below:

    Basis of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

    Fiscal Year

      The fiscal year of the Company is a 52 or 53 week period ending on the Saturday nearest to December 31. All references herein to "1996," "1995" and "1994" represent the 52 week fiscal years ended December 28, 1996, December 30, 1995, and December 31, 1994, respectively.

    Accounting Estimates

      Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, disclosure of contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

    Cash

      Outstanding checks of $128,233 in 1996 and $72,868 in 1995 are included in accounts payable.

                               INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

    Revenue Recognition

      Revenue is recognized at the time of product shipment. The Company, under specific conditions, permits its customers to return or exchange products. The provision for estimated sales returns is recorded concurrently with the recognition of revenue.

    Vendor Programs

      Funds received from vendors for price protection, product rebates, marketing or training programs are recorded net of direct costs as adjustments to product costs, reduction of selling, general and administrative expenses or revenue according to the nature of the program.

      The Company does not provide warranty coverage for its product sales. However, to maintain customer relations, the Company facilitates domestic vendor warranty policies by accepting for exchange, with the Company's prior approval, most defective products within 90 days of invoicing. Defective products received by the Company are subsequently returned to the vendor for credit or replacement.

      The Company generated approximately 35% of its net sales in fiscal 1996, 32% in 1995 and 22% in 1994 from products purchased from three vendors.

    Inventories

      Inventories are stated at the lower of average cost or market.

    Property and Equipment

      Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life:

      Leasehold improvements                      3 - 12 years
      Distribution equipment                      5 - 7 years
      Computer equipment                          2 - 5 years

      Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized. Realization of carrying value is assessed annually.

    Goodwill

      Goodwill is amortized on a straight-line basis over periods ranging from five to twenty years. Accumulated amortization was $16,566 at December 28, 1996 and $13,576 at December 30, 1995. The Company evaluates the recoverability of goodwill and reviews the amortization periods on an annual basis. Recoverability is measured on the basis of anticipated undiscounted cash flows from operations. At December 28, 1996 and December 30, 1995, no impairment was indicated.

    Income Taxes

      The temporary differences between the financial reporting basis and the income tax basis of the Company's assets and liabilities are provided using the liability method.

                              INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)


    Foreign Currency Translation

      Financial statements of foreign subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for the results of operations. Translation adjustments are recorded as a separate component of stockholders' equity when the local currency is the functional currency. Translation adjustments are recorded in income when the U.S. dollar is the functional currency. The U.S. dollar is the functional currency for the Company's subsidiaries in Mexico, Singapore and Malaysia.

    Financial Instruments

      The carrying amounts of cash, accounts receivable, accounts payable and other accrued expenses approximate fair value because of the short maturity of these items.

      The carrying amounts of intercompany debt due to Ingram Industries and debt issued pursuant to bank credit agreements approximate fair value because interest rates on these instruments approximate current market interest rates.

    Concentration of Credit Risk

      Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable and derivative financial instruments. Credit risk with respect to trade accounts receivable is limited due to the large number of customers and their dispersion across geographic areas. The Company sells its products primarily in the United States, Europe, Canada and Mexico. The Company performs ongoing credit evaluations of its customers' financial condition, utilizes floor plan financing arrangements with third party financing companies, obtains credit insurance in certain locations and requires collateral in certain circumstances. The Company maintains an allowance for potential credit losses.

    Derivative Financial Instruments

      The Company operates internationally with distribution facilities in various locations around the world. The Company reduces its exposure to fluctuations in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. The market risk related to the foreign exchange agreements is offset by changes in the valuation of the underlying items being hedged. The majority of the Company's derivative financial instruments have terms of 90 days or less. The Company currently does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives.

      Derivative financial instruments are accounted for on an accrual basis. Income and expense are recorded in the same category as that arising from the related asset or liability being hedged. Gains and losses resulting from effective hedges of existing assets, liabilities or firm commitments are deferred and recognized when the offsetting gains and losses are recognized on the related hedged items. Written foreign currency options are used to mitigate currency risk in conjunction with purchased options. Gains or losses on written foreign currency options are adjusted to market value at the end of each accounting period and have not been material to date.

      The notional amount of forward exchange contracts and options is the amount of foreign currency bought or sold at maturity. The notional amount of currency interest rate swaps is the underlying principal and currency amounts used in determining the interest payments exchanged over the life of the swap. Notional amounts are indicative of the extent of the Company's involvement in the various types and uses of derivative financial instruments and are not a measure of the Company's exposure to credit or market risks through its use of

                              INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

derivatives. The estimated fair value of derivative financial instruments represents the amount required to enter into like off-setting contracts with similar remaining maturities based on quoted market prices.

      Credit exposure is limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the obligations of the Company to the counterparties. Potential credit losses are minimized through careful evaluation of counterparty credit standing, selection of counterparties from a limited group of high quality institutions and other contract provisions.

      Derivative financial instruments comprise the following:

                                                1996               1995
                                      -------------------- -------------------
                                       NOTIONAL  ESTIMATED NOTIONAL ESTIMATED
                                       AMOUNTS  FAIR VALUE AMOUNTS  FAIR VALUE
                                      --------  ---------- -------- ----------
Foreign exchange forward contracts    $178,873   $1,498    $109,218  $(1,971)
Purchased foreign currency options      30,857      146      75,928      485
Written foreign currency options        44,017     (112)    121,183     (615)
Currency interest rate swaps            25,655      410      25,655   (1,056)

    Employee Benefits

      The Company participated in Ingram Industries' defined contribution plan covering substantially all U.S. employees. As a result of the Split-Off, the Company established its own employee benefit plans. The plans permit eligible employees to make contributions up to certain limits which are matched by the Company at stipulated percentages. The Company's contributions charged to expense were $1,642 in fiscal 1996, $1,399 in 1995 and $764 in 1994.

    Accounting for Stock-Based Compensation

    The Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("FAS 123") in 1996. As permitted by FAS 123, the Company continues to measure compensation cost in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") but provides pro forma disclosures of net income and earnings per share as if the fair value method (as defined in FAS 123) had been applied beginning in 1996.

    Earnings Per Share

      Historical earnings per share for fiscal 1995 and 1994 reflect the Company's capital structure as a result of the formation of the Delaware corporation in connection with the Split-Off. Earnings per share is determined based on the number of shares outstanding after giving effect to the Split-Off (109,043,762, 107,251,362 and 107,251,362 at December 28, 1996, December 30,
1995 and December 31, 1994, respectively) in addition to all dilutive common stock and common stock equivalent shares. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins and Staff policy, such shares issued within 12 months of the initial public offering (the "IPO") of the Company's Class A Common Stock are treated as if they were outstanding for all periods presented prior to the IPO using the treasury stock method (14,155,229 at December 30, 1995 and December 31, 1994). The number of common and common equivalent shares outstanding used in the computation of earnings per share for the fiscal years ended December 28, 1996, December 30, 1995 and December 31, 1994 was 125,436,376, 121,406,591 and 121,406,591, respectively.

                              INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

NOTE 3 - SPLIT-OFF, REORGANIZATION AND EXCHANGE

      In November 1996, the Split-off was effected pursuant to a Reorganization Agreement among the Company, Ingram Industries, and its subsidiary, Ingram Entertainment Inc. ("Ingram Entertainment"), and an Exchange Agreement among such companies and the stockholders of Ingram Industries. Pursuant to the Reorganization Agreement, the Company retained all of the assets and liabilities associated with the Company's business and indemnified Ingram Industries for all liabilities related to the Company's business and operations or otherwise assigned to the Company. In addition, the Reorganization Agreement provided for the sharing by the Company of approximately 73% of certain contingent assets and liabilities not allocated to one of the parties. The Company assumed a portion of Ingram Industries' debt in return for the extinguishment of intercompany indebtedness (see Note 5).

      In connection with the Reorganization Agreement, the Company entered into an Employee Benefits Transfer and Assumption Agreement with Ingram Industries which provided for the allocation of employee benefit assets and liabilities to each of the parties relating to their continuing employees. The Company also entered into a Tax Sharing and Tax Services Agreement pursuant to which the Company will be responsible for its allocable share of Ingram Industries' consolidated federal and state income tax liabilities for fiscal 1996 through the date of the Split-Off and approximately 73% of any adjustment in excess of reserves already established by Ingram Industries for past federal and state liabilities of the Company and Ingram Industries. Similarly, the Company will share in any refunds received with respect to such periods. The Company also entered into Transitional Service Agreements related to certain administrative services and data processing (see Note 11).

      Pursuant to the Exchange Agreement, certain stockholders of Ingram Industries exchanged all or some of their shares of Ingram Industries Common Stock for 107,251,362 shares of Class B Common Stock of the Company in specified ratios.

NOTE 4 - ACQUISITIONS

      In April and August 1994, the Company acquired two separate wholesale distributors (Keylan S.A. and Datateam Sverige AB) with operations in Spain, Sweden, Denmark and Norway. The combined consideration paid was $15,088 cash and $5,279 of notes payable to sellers. The acquired companies had assets of $48,748 and liabilities of $35,034. The acquisitions were accounted for using the purchase method of accounting. The purchase price was allocated to the assets purchased and the liabilities assumed based on fair values at the date of acquisition. The excess of the purchase price over fair value of net assets acquired totaling $6,653 was recorded as goodwill.

      The operating results of these acquired businesses have been included in the consolidated statement of income from the date of acquisition. Pro forma results of operations have not been presented because the effect of these acquisitions was not significant.

                              INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)


NOTE 5 - ACCOUNTS RECEIVABLE

      From February 1993 through the Split-Off, the Company had an arrangement with Ingram Industries whereby the Company sold all of its domestic trade accounts receivable to Ingram Industries on an ongoing basis. Ingram Industries transferred certain trade accounts receivable from the Company and other Ingram Industries affiliates to a trust which sold certificates representing undivided interests in the total pool of trade receivables without recourse. At December 30, 1995, the accounts receivable and due to Ingram Industries amounts in the Company's consolidated balance sheet have not been reduced to reflect the sale of such receivables.

      In connection with the Split-Off, in partial satisfaction of amounts due to Ingram Industries, the Ingram Industries accounts receivable securitization agreement as it related to the Company was assumed by the Company. The arrangement with the trust extends to December 31, 1997 and renews biannually under an evergreen provision up to a maximum term of twenty years. As of the Split-Off, the trust had sold $160,000 of medium term certificates. In addition, approximately $13,000 of trust certificate-backed commercial paper was outstanding on that date. Assumption of the securitization program resulted in a $160,000 reduction of trade accounts receivable and long-term debt on the Company's consolidated balance sheet at December 28, 1996 to reflect the sale of such receivables. Amounts outstanding under the commercial paper program totaling $50,000 at December 28, 1996 are included in long-term debt in the consolidated balance sheet at December 28, 1996.

      Fees in the amount of $1,537 in 1996 related to the sale of trade accounts receivable under the medium term certificates are included in other expenses in the consolidated statement of income. Prior to the Company assuming the accounts receivable securitization program, such fees were included in interest expense charged by Ingram Industries.

NOTE 6 - PROPERTY AND EQUIPMENT

      Property and equipment consists of the following:

                                                        FISCAL YEAR END
                                                    1996               1995
                                               ---------------    ----------------
Land                                             $     18,746        $      2,359
Buildings and leasehold improvements                   67,765              26,381
Distribution equipment                                 83,242              62,462
Computer equipment                                     83,594              59,161
                                               ---------------    ----------------
                                                      253,347             150,363
Accumulated depreciation                              (92,175)            (61,237)
                                               ---------------    ----------------
                                                 $    161,172        $     89,126
                                               ===============    ================


      Depreciation expense was $33,180 in 1996 and $21,785 in 1995.

                              INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)


NOTE 7 - LONG-TERM DEBT AND DUE TO INGRAM INDUSTRIES

      Prior to the Split-Off, Ingram Industries managed most treasury activities for the Company, including the arrangement of short-term and long-term financing on a centralized, consolidated basis. Using a centralized cash management system, the Company's domestic cash receipts were remitted to Ingram Industries and domestic cash disbursements were funded by Ingram Industries on a daily basis. The Company's historical financial statements reflect funding provided by Ingram Industries to the Company, and net cash used by the Company, as amounts due to Ingram Industries. This arrangement was terminated effective with the Split-Off. At December 28, 1996, all amounts due to Ingram Industries had been repaid with the exception of certain federal and state estimated tax payments made on the Company's behalf relating to the period prior to the Split-Off.

      Ingram Industries charged the Company interest expense on the outstanding intercompany balance based on Ingram Industries' domestic weighted average cost of funds. The average rate was 7.25% in fiscal 1996, 7.38% in 1995 and 6.99% in 1994.

      Prior to the Split-Off, the Company and other Ingram Industries affiliates participated in Ingram Industries' unsecured revolving credit agreement with a syndicate of banks. Under this agreement, Ingram Industries and its affiliates borrowed in various currencies up to $380,000 at various money market and bid rates. The weighted average borrowing rate was 7.00% at December 30, 1995. The agreement was guaranteed by certain subsidiaries of the Company and other Ingram Industries affiliates. The Company's participation in Ingram Industries' revolving credit agreement was terminated concurrently with the Split-Off.

      Effective upon completion of the Company's initial public offering, the Company entered into a $1,000,000 revolving credit agreement (the "Credit Facility") with a syndicate of banks. The Credit Facility is unsecured and matures on October 30, 2001. Revolving loan rate and competitive bid interest rate options are available under the Credit Facility. The spread over LIBOR for revolving rate loans as well as a facility fee will be determined by reference to certain financial ratios or credit ratings by recognized rating agencies on the Company's senior unsecured debt. At December 28, 1996, the Company had $201,475 of outstanding borrowings under this Credit Facility. The weighted average interest rate on outstanding borrowings at December 28, 1996 was 5.44%.

      The Company is required to comply with certain financial covenants, including minimum net worth, current ratio and interest coverage. The Company is also subject to certain restrictions on the amount of funded debt and the payment of dividends. At December 28, 1996, the Company was in compliance with these covenants.

      At December 28, 1996, commercial paper in the amount of $50,000 was outstanding under the Company's accounts receivable securitization program (see
Note 5) and is included in long-term debt. The weighted average interest rate on this commercial paper was 5.7% at December 28, 1996.

      The Company's subsidiaries outside the United States have lines of credit and short-term overdraft facilities with various banks worldwide which provide for borrowings aggregating $62,424. Most of these arrangements are reviewed periodically for renewal. At December 28, 1996, the Company had $22,752 outstanding under these facilities.

                              INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)


      Long-term debt consists of the following:

                                                                FISCAL YEAR END
                                                           -----------------------------
                                                               1996              1995
                                                           -----------       -----------
Revolving credit facility                                  $   201,475       $   141,521
Overdraft facilities                                            22,752             5,782
Commercial paper                                                50,000                 -
Other                                                           29,806            29,453
                                                           -----------       -----------
                                                               304,033           176,756
Less current maturities of long-term debt                      (23,899)           (6,332)
                                                           -----------       -----------
                                                           $   280,134       $   170,424
                                                           ===========       ===========


Annual maturities of long-term debt as of December 28, 1996 are as follows:

                   1997                                    $    23,899
                   1998                                            512
                   1999                                            460
                   2000                                            393
                   2001 and thereafter                         278,769
                                                           -----------
                                                           $   304,033
                                                           ===========

NOTE 8 - INCOME TAXES

      The components of income before taxes and minority interest consist of the following:




                                        FISCAL YEAR END
                             --------------------------------------
                                1996          1995          1994
                             ----------    ----------    ----------
United States                $  165,576    $  124,277    $   99,701
Foreign                          31,181        10,339         1,004
                             ----------    ----------    ----------
    Total                    $  196,757    $  134,616    $  100,705
                             ==========    ==========    ==========

      The provision for income taxes consists of the following:

Current:
    Federal                  $   64,252    $   44,615    $   35,989
    State                         9,952         9,544         4,060
    Foreign                      13,076         7,616         4,223
                             ----------    ----------    ----------
                                 87,280        61,775        44,272
Deferred:
    Federal                      (5,241)       (4,082)       (2,472)
    State                           462          (949)          136
    Foreign                       2,388        (3,601)       (2,332)
                             ----------    ----------    ----------
                                 (2,391)       (8,632)       (4,668)
                             ----------    ----------    ----------
Total income tax provision   $   84,889    $   53,143    $   39,604
                             ==========    ==========    ==========

                              INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)


      Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets and liabilities are as follows:

                                                           FISCAL YEAR END
                                                    ----------------------------
                                                     1996       1995      1994
                                                    -------   --------   -------
Net deferred tax assets and liabilities:
    Tax in excess of book basis of foreign
      operations                                    $18,511   $ 19,511   $13,816
    Items not currently deductible                   20,296     18,610    12,813
    Depreciation                                       (881)    (1,564)     (958)
    Other                                               758        492       263
                                                    -------   --------   -------
         Total                                      $38,684   $ 37,049   $25,934
                                                    =======   ========   =======

      Net current deferred tax assets of $22,038 and $19,307 are included in other current assets and other current liabilities at December 28, 1996 and December 30, 1995, respectively. Net non-current deferred tax assets of $16,646 and $17,742 are included in other assets and other liabilities at December 28, 1996 and December 30, 1995, respectively.

      Reconciliation of the statutory U.S. federal income tax rate to the Company's effective tax rate is as follows:

                                                            FISCAL YEAR END
                                                      --------------------------
                                                       1996      1995      1994
                                                      ------    ------    ------
    U.S. statutory rate                                 35%       35%       35%
    State income taxes,
         net of federal income tax benefit               4%        4%        3%
    Noncash compensation                                 2%
    Foreign rates in excess of statutory rate            2%        1%        1%
                                                       ----      ----      ----
    Effective tax rate                                  43%       40%       39%
                                                       ====      ====      ====

      The Company was included in the consolidated federal income tax return filed by Ingram Industries through the date of the Split-Off. Taxes related to the Company, prior to the Split-Off, were determined on a separate entity basis and taxes payable were remitted to Ingram Industries every two months. Taxes payable to Ingram Industries of $10,521 at December 28, 1996 and $14,303 at December 30, 1995 are included in accrued expenses.

      At December 28, 1996, the Company had foreign net operating loss carryforwards of $50,530 of which approximately one-half have no expiration date.

      The Company does not provide for income taxes on undistributed earnings of foreign subsidiaries as such earnings are intended to be permanently reinvested in those operations. Any related taxes on the undistributed earnings are immaterial.

                              INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)


NOTE 9 - COMMITMENTS AND CONTINGENCIES

      There are various claims, lawsuits and pending actions against the Company incident to the Company's operations. It is the opinion of management that the ultimate resolution of these matters will not have a material effect on the Company's financial position or results of operations.

      The Company has arrangements with certain finance companies which provide accounts receivable and inventory financing facilities for its customers. The Company assesses the financial stability of the finance companies and the payment terms are within 3 to 30 days of product shipment. In conjunction with certain of these arrangements, the Company has inventory repurchase agreements with the finance companies that would require it to repurchase certain inventory which might be repossessed from the customers by the finance companies. Such repurchases have been insignificant to date.

      The Company leases the majority of its facilities and certain equipment under noncancelable operating leases. Renewal and purchase options at fair values exist for a substantial portion of the leases. Rental expense for the years ended December 28, 1996, December 30, 1995 and December 31, 1994 was $34,784, $28,367 and $16,574, respectively.

      Future minimum rental commitments on operating leases that have remaining noncancelable lease terms in excess of one year as of December 28, 1996 are as follows:

                1997                               $24,628
                1998                                21,268
                1999                                19,184
                2000                                12,922
                2001                                 9,739
                Later years                         31,905

NOTE 10 - SEGMENT INFORMATION

      The Company operates predominantly in a single industry segment as a wholesale distributor of microcomputer hardware and software. Geographic areas in which the Company operates include the United States (United States and the majority of the Company's exports), Europe (Austria, Belgium, Denmark, France, Germany, Italy, the Netherlands, Norway, Spain, Sweden and the United Kingdom) and Other (Canada, Malaysia, Mexico, and Singapore). Transfers between geographic areas primarily represent intercompany sales which are accounted for based on established sales prices between the related companies and are eliminated in consolidation. Net sales, income from operations and identifiable assets by geographic area are as follows:

                              INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

                                                             FISCAL YEAR
                                                 1996            1995            1994
                                             ------------    ------------    ------------
NET SALES
    United States
        Sales to unaffiliated customers      $  8,289,776    $  5,969,749    $  4,122,338
        Transfers between geographic areas        140,721          86,961          76,696
    Europe                                      2,590,120       1,849,129       1,078,250
    Other                                       1,143,555         797,989         629,611
    Eliminations                                 (140,721)        (86,961)        (76,696)
                                             ------------    ------------    ------------

        Total                                $ 12,023,451    $  8,616,867    $  5,830,199
                                             ============    ============    ============

INCOME FROM OPERATIONS:
    United States                            $    201,961    $    156,749    $    123,796
    Europe                                         21,593          19,576           8,079
    Other                                          23,954          10,556           8,415
                                             ------------    ------------    ------------

        Total                                $    247,508    $    186,881    $    140,290
                                             ============    ============    ============

IDENTIFIABLE ASSETS:
    United States                            $  2,227,997    $  1,996,642    $  1,381,798
    Europe                                        800,755         669,309         393,346
    Other                                         338,195         274,947         199,145
                                             ------------    ------------    ------------

        Total                                $  3,366,947    $  2,940,898    $  1,974,289
                                             ============    ============    ============

      No single customer accounts for 10% or more of the Company's net sales.

NOTE 11 - TRANSACTIONS WITH RELATED PARTIES

     Historically, Ingram Industries provided certain administrative services to the Company. Prior to the Split-Off, the Company was allocated a portion of the costs of these administrative services. Charges for these services were based upon utilization and at amounts which management believes are less than the amounts which the Company would have incurred as a stand-alone entity. Such amounts are reflected as charges allocated from Ingram Industries on the consolidated statement of income. Subsequent to the Split-Off, such allocations ceased and the Company entered into Transitional Service Agreements with Ingram Industries relating to the continued provision of certain administrative services including payroll processing through December 31, 1997. The Company believes that the terms of these agreements are on a basis as favorable as those that would be obtained from third parties on an arm's length basis. In addition, the Company entered into the Data Center Services Agreement with Ingram Entertainment and a division of Ingram Industries pursuant to which the Company has agreed to provide computer services and maintenance. Charges for these services are based on a pro-rata allocation of costs incurred by the Company in operating the data services center.

      Prior to the Split-Off, Ingram Industries also provided guarantees to certain of the Company's vendors and for certain of the Company's leases; no charges from Ingram Industries were reflected in the Company's financial statements for such guarantees. Such guarantees ceased concurrently with the Split-Off.

      The Company leases warehouse and office space from certain of its stockholders. Total rental payments were $1,645 in fiscal 1996 and 1995, respectively, and $784 in 1994.

                              INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)


      Other transactions with Ingram Industries affiliates include sales of $3,464 in fiscal 1996, $5,281 in 1995 and $3,056 in 1994.

NOTE 12 - STOCK OPTIONS AND INCENTIVE PLANS

      The Company adopted Statement of Financial Accounting Standards No. 123 ("FAS 123") in 1996. As permitted by FAS 123, the Company continues to measure compensation cost in accordance with APB 25. Therefore, the adoption of FAS 123 had no impact on the Company's financial condition or results of operations. Had compensation cost for the Company's stock option plans been determined based on the fair value of the options consistent with the method of FAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                        1996
                                                                        ----

      Net Income                    As reported                      $110,679
                                    Pro forma                         106,825

      Earnings per share            As reported                      $   0.88
                                    Pro forma                            0.85

      For pro forma disclosure, the fair value of compensatory stock options, restricted stock grants and stock purchase rights was estimated using the Black-Scholes option pricing model using the following weighted average assumptions: dividend yield of 0%; expected volatility of 0% for options granted prior to the IPO and 39.4% for options granted concurrently with the IPO, risk free interest rates ranging from 5.6% to 5.8%, and expected lives for each plan ranging from 1.71 years to 3.5 years.

    Rollover Stock Option Plan

      Certain of the Company's employees participated in Ingram Industries' qualified and non-qualified stock option and SAR plans. Ingram Industries' plans provided for the grant of options and SARs at fair value. In conjunction with the Split-Off, Ingram Industries options and SARs held by the Company's employees and certain other Ingram Industries options, SARs and Incentive Stock Units ("ISUs") were converted to or exchanged for Ingram Micro options ("Rollover Stock Options") to purchase Class A Common Stock. Approximately 10,989,000 Rollover Stock Options were outstanding immediately following the conversion. The majority of the Rollover Stock Options will be fully vested by the year 2000 and no such options expire later than 10 years from the date of grant. The Company recorded a noncash compensation charge of approximately $23,350 ($19,483 net of tax) in 1996 related to the vested portion of certain Rollover Stock Options based on the difference between the estimated fair value of such options at the applicable measurement dates and the exercise price of such options. The weighted average fair value of Rollover Stock Options for pro forma disclosure was $7.60.

                              INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)


      1996 Equity Incentive Plan

      As of April 30, 1996, the Company adopted the 1996 Equity Incentive Plan, as amended (the "Plan"), and Ingram Industries approved the grant of options under this plan. The Plan authorized the granting of options to purchase up to 12,000,000 shares of Common Stock. In June 1996, the Company issued options under the Plan at $7.00 per share to purchase an aggregate of approximately 4,618,000 shares of Class B Common Stock to all eligible employees of the Company. These options vest and generally become exercisable over five years from the issue date and expire eight years from the issue date.

      In November 1996, the Company issued options under the Plan at $18.00 per share (the initial public offering price) to purchase an aggregate of approximately 5,137,000 shares of Class A Common Stock to certain executive officers, employees and directors of the Company. Options to purchase 2,680,000 shares vest at the end of nine years; however, such options will vest earlier if the Company achieves certain performance criteria. All such options expire ten years from the issue date. The remaining options to purchase 2,457,000 shares vest and generally become exercisable over five years and expire eight years from the issue date.

      The weighted average fair value of options granted in 1996 for pro forma disclosure was $3.87.

      A summary of the status of the Company's stock option plans as of December 28, 1996 and changes during the year then ended is presented below:

                                                            WEIGHTED-
                                                        AVERAGE EXERCISE
                                           SHARES (000)       PRICE
                                           ------------ ----------------
Rollover Stock Options                        10,989         $ 1.83
Stock options granted during the year          9,756          12.79
Stock options exercised                       (1,078)          1.32
Forfeitures                                      (20)          1.87
                                              ------         ------
Outstanding at end of year                    19,647         $ 7.30
                                              ======         ======

      The following table summarizes information about stock options outstanding at December 28, 1996:

                              OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                   ---------------------------------------  ------------------------------
                                 WEIGHTED-
                     NUMBER       AVERAGE      WEIGHTED-        NUMBER        WEIGHTED-
RANGE OF EXERCISE  OUTSTANDING   REMAINING     AVERAGE      EXERCISABLE AT     AVERAGE
     PRICES        AT 12/28/96     LIFE     EXERCISE PRICE     12/28/96     EXERCISE PRICE
-----------------  -----------   ---------  --------------  --------------  --------------
  $0.66 - $3.32        9,891        5.4       $     1.83        1,748        $       1.48
       $7.00           4,618        7.5             7.00            -                   -
      $18.00           5,138        7.8            18.00          200               18.00
                      ------                  ----------        -----        ------------
                      19,647                  $     7.30        1,948        $       3.18
                      ======                  ==========        =====        ============

                              INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)


      1996 Employee Stock Purchase Plan

      In October 1996, the Board of Directors and stockholders adopted the 1996 Employee Stock Purchase Plan (the "ESPP"). The ESPP permits eligible employees of the Company to purchase Class A Common Stock through payroll deductions, provided that no employee may accrue the right to purchase more than $25 worth of stock under all employee stock purchase plans of the Company in any calendar year. Up to 1,000,000 shares of Class A Common Stock will be initially available for sale under the ESPP. The initial offering period commenced on November 1, 1996 and will end on the last market trading day on or before December 31, 1998. The purchase price under the initial offer is the lower of $18.00 per share or the last reported transaction price of the Class A Common Stock reported on the New York Stock Exchange on December 31, 1998. Employees may end their participation in the ESPP at any time during an offering period, and they will be paid their payroll deductions accumulated to date. Participation ends automatically on termination of employment with the Company and will terminate in all events on the last business day of October 2006.

      The weighted average fair value of these purchase rights granted in 1996 was $4.79.

NOTE 13 - COMMON STOCK

      The Company has two classes of Common Stock, consisting of 265,000,000 authorized shares of $0.01 par value Class A Common Stock and 135,000,000 authorized shares of $0.01 par value Class B Common Stock, and 1,000,000 authorized shares of $0.01 par value Preferred Stock. Class A stockholders are entitled to one vote on each matter to be voted on by the stockholders whereas Class B stockholders are entitled to ten votes on each matter to be voted on by the stockholders. The two classes of stock have the same rights in all other respects. Each share of Class B Common Stock may at any time be converted to a share of Class A Common Stock; however, conversion will occur automatically on the earliest to occur of (i) the fifth anniversary of the consummation of the Split-Off; (ii) the sale or transfer of such share of Class B Common Stock to any person not specifically authorized to hold such shares by the Company's Certificate of Incorporation; or (iii) the date on which the number of shares of Class B Common Stock then outstanding represents less than 25% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding.

      Initial Public Offering

      On November 1, 1996, the Company sold 23,200,000 shares of Class A Common Stock at $18.00 per share in an initial public offering. Proceeds of $393,844, net of underwriters' commissions and expenses of the offering aggregating $23,756, were received and used to repay indebtedness to Ingram Industries in the amount of $366,340. The remaining amount of $27,504 was used for working capital purposes.

      Key Employee Stock Purchase Plan

      As of April 30, 1996, the Company adopted the Key Employee Stock Purchase Plan (the "Stock Purchase Plan") which provides for the issuance of up to 4,000,000 shares of Class B Common Stock to certain employees. In June 1996, the Company offered 2,775,000 shares of its Class B Common Stock for sale to certain employees pursuant to the Stock Purchase Plan, and subsequently sold 2,510,400 shares with proceeds of approximately $17,573. The shares sold thereby are subject to certain restrictions on transfer and to repurchase by the Company upon termination of employment prior to certain specified vesting dates at the original offering price. The Company has repurchased 50,000 of such shares.

      In addition, the Company granted, pursuant to the Stock Purchase Plan, 107,000 restricted shares of Class B Common Stock to certain officers and employees of the Company. These shares are subject to vesting. Prior to vesting, these restricted grant shares are subject to forfeiture to the Company without consideration upon termination of employment. At December 28, 1996, 5,000 of such shares have been forfeited to the Company.

                              INGRAM MICRO INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

Unearned compensation in the amount of $714 related to the restricted shares was recorded as a separate component of stockholders' equity and is amortized to noncash compensation over the vesting period. The amount amortized to noncash compensation in 1996 was $180.

      The detail of changes in the number of issued and outstanding shares of Class A Common Stock, Class B Common Stock, and Redeemable Class B Common Stock for the three year period ended December 28, 1996 is as follows:

                                                                         COMMON STOCK
                                                                                           REDEEMABLE
                                                           CLASS A          CLASS B          CLASS B
                                                        --------------   --------------   --------------
JANUARY 1, 1994                                                    --      107,251,362               --
Shares issued during the year                                      --               --               --
                                                        --------------   --------------   --------------
DECEMBER 31, 1994                                                  --      107,251,362               --
Shares issued during the year                                      --               --               --
                                                        --------------   --------------   --------------
DECEMBER 30, 1995                                                  --      107,251,362               --
Shares issued during the year for:
   Grant of restricted Class B Common Stock                                    102,000
   Sale of Class A Common Stock                            23,200,000
   Sale of Redeemable Class B Common Stock                                                    2,510,400
   Repurchase of Redeemable Class B Common Stock                                                (50,000)
   Stock options exercised                                  1,077,696
   Conversion of Class B Common Stock
       to Class A Common Stock                                770,000         (770,000)
                                                        --------------   --------------   --------------
DECEMBER 28, 1996                                          25,047,696      106,583,362        2,460,400
                                                        ==============   ==============   ==============

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Ingram Micro Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Ingram Micro Inc. and its subsidiaries at December 28, 1996 and December 30, 1995, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP

Costa Mesa, California
February 18, 1997

COMMON STOCK

The common stock of Ingram Micro is traded on the New York Stock Exchange under the symbol "IM". Ingram Micro made its initial public offering on November 1, 1996 at a price of $18 per share. From Nov. 1, 1996 through Dec. 28, 1996, the trading price of the Class A common stock ranged from a high of $28.125 per share to a low of $20 per share.