Form 10-K, Exhibit 13
period 1998-01-03
INGRAM MICRO INC
filed 1998-04-01
CIK 1018003

                                                                   EXHIBIT 13.01

INDEX TO FINANCIAL INFORMATION

Selected Consolidated Financial Data                                     page 14

Management's Discussion And Analysis Of Financial
  Condition And Results Of Operations                                    page 15

Management's Statement Of Financial Responsibility                       page 25

Report Of Independent Accountants                                        page 25

Consolidated Balance Sheet                                               page 26

Consolidated Statement Of Income                                         page 27

Consolidated Statement Of Stockholders' Equity                           page 28

Consolidated Statement Of Cash Flows                                     page 29

Notes To Consolidated Financial Statements                               page 30

Company Information                                                      page 44

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table presents selected consolidated financial data of Ingram Micro Inc. ("Ingram Micro" and the "Company"). The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and notes thereto included elsewhere in this Annual Report to Shareowners.

        The fiscal year of the Company is a 52- or 53-week period ending on the Saturday nearest to December 31. References below to 1993, 1994, 1995, 1996 and 1997 represent the fiscal years ended January 1, 1994 (52 weeks), December 31, 1994 (52 weeks), December 30, 1995 (52 weeks), December 28, 1996 (52 weeks), and January 3, 1998 (53 weeks), respectively.

                                                                              FISCAL YEAR
(in 000s, except per share data)             1997              1996              1995              1994               1993
=============================================================================================================================
Selected Operating Information
Net sales                               $ 16,581,539      $ 12,023,451      $  8,616,867      $  5,830,199      $  4,044,169
Gross profit                               1,085,689           812,384           605,686           438,975           329,642
Income from operations (1)                   376,579           247,508           186,881           140,290           103,028
Income before income taxes
   and minority interest (1)                 326,489           196,757           134,616           100,705            82,855
Net income (1)                               193,640           110,679            84,307            63,344            50,355
Basic earnings per share (1) (2) .              1.43              0.99              0.79              0.59              0.47
Diluted earnings per share (1) (2)              1.32              0.88              0.74              0.57              0.47
Weighted average common
   shares outstanding (2)                135,764,053       112,285,058       107,251,362       107,251,362       107,251,362
Diluted weighted average common
   shares outstanding (2)                146,307,532       125,436,376       114,517,371       110,641,131       107,913,865
-----------------------------------------------------------------------------------------------------------------------------
Selected Balance Sheet Information
Cash                                    $     92,212      $     48,279      $     56,916      $     58,369      $     44,391
Total assets                               4,932,151         3,366,947         2,940,898         1,974,289         1,296,363
Total debt (3)                             1,141,131           304,033           850,548           552,283           398,929
Stockholders' equity                       1,038,206           825,150           310,795           221,344           155,459
============================================================================================================================

(1) Reflects a noncash compensation charge in 1997 and 1996 of $7.2 million ($5.9 million, or $0.04 per share, net of tax ) and $23.4 million ($19.5 million, or $0.16 per share, net of tax), respectively, in connection with the granting of Rollover Stock Options. See Note 12 of Notes to Consolidated Financial Statements.

(2) Earnings per share has been restated based on the adoption of FAS 128 for all periods. See Note 2 of Notes to Consolidated Financial Statements.

(3) Includes long-term debt, current maturities of long-term debt and debt due to Ingram Industries.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

        Ingram Micro is the leading wholesale distributor of computer-based technology products and services worldwide. The Company's net sales have grown to $16.6 billion in 1997 from $4.0 billion in 1993. This sales growth reflects substantial expansion of its existing operations, resulting from the addition of new customers, increased sales to the existing customer base, the addition of new product categories and suppliers, and the establishment of Ingram Alliance, as well as the successful integration of sixteen acquisitions worldwide. Net income has grown to $193.6 million in 1997 from $50.4 million in 1993.

        In November 1996, the Company was split-off (the "Split-Off") from Ingram Industries Inc. ("Ingram Industries"), the company's former parent company, and Ingram Entertainment Inc. ("Ingram Entertainment"), and the Company completed an initial public offering (the "IPO") of its Class A Common Stock that raised $393.8 million, net of underwriters' discounts and expenses, of which approximately $366.3 million was used to repay certain indebtedness to Ingram Industries. Concurrently with the completion of the IPO, the Company entered into a $1 billion credit facility with a syndicate of banks for which NationsBank of Texas N.A. and the Bank of Nova Scotia acted as agents. In addition, the Company assumed an Ingram Industries accounts receivable securitization program, under which $160 million of fixed-rate medium-term certificates and $13 million in trust certificate-backed commercial paper was outstanding at the time, in satisfaction of remaining amounts due to Ingram Industries. See "-Liquidity and Capital Resources."

        The microcomputer wholesale distribution industry in which the Company operates is characterized by narrow gross and operating margins that have declined industrywide in recent years, primarily due to intense price competition. The Company's gross margins declined to 6.5% in 1997 from 8.2% in 1993. To partially offset the decline in gross margins, the Company has continually instituted operational and expense controls that have reduced selling, general and administrative ("SG&A") expenses (including charges allocated from Ingram Industries prior to the Split-Off) as a percentage of net sales to 4.2% in 1997 from 5.6% in 1993. As a result, the Company's operating margins have declined less than gross margins while net margins have remained constant. Operating margins declined from 2.6% in 1993 to 2.1% in 1996, before rebounding to 2.3% in 1997. Net margins declined from 1.2% in 1993 to 0.9% in 1996, before returning to 1.2% in 1997. Operating margins and net margins were impacted in 1996 and 1997 by the noncash compensation charges described below. There can be no assurance that the Company will be able to continue to reduce operating expenses as a percentage of net sales to mitigate further reductions in gross margins. Although the Company's operations outside the United States have historically had gross margins similar to the Company's U.S. traditional wholesale operations, these non-U.S. operations have historically had lower operating margins due in part to greater economies of scale in the U.S. operations.

        Ingram Micro entered the master reseller business in late 1994 with the launch of Ingram Alliance. The Company further expanded its master reseller business by acquiring Intelligent Electronics, Inc.'s Reseller Network Division ("RND") in July 1997 and integrating RND into Ingram Alliance. The Company's master reseller business is designed to offer resellers access to the industry's leading hardware manufacturers at competitive prices by utilizing a lower cost business model that depends upon a higher average order size, lower product returns percentage, and supplier-paid financing. The Company's success in its master reseller business has, to a large degree, been attributable to its ability to leverage Ingram Micro's distribution infrastructure and capitalize on strong supplier relationships. In addition, a substantial majority of the Company's master reseller sales are funded by floor plan financing companies whose fees are subsidized by the Company's suppliers. The Company typically receives payment from these financing institutions within three business days from the date of the sale, allowing the Company's master reseller business to operate at much lower relative working capital levels than the Company's wholesale distribution business.

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED



        The Company sells microcomputer hardware, networking equipment and software products. Sales of hardware products (including networking equipment) represent a majority of total net sales and have historically generated a higher operating margin than sales of software products, although operating margins of both hardware products and software products have historically declined. Hardware products and networking equipment have comprised an increasing percentage, and software products a decreasing percentage, of the Company's net sales in recent years, and the Company expects this trend to continue. Net sales of software products have decreased as a percentage of total net sales in recent years due to a number of factors, including bundling of software with microcomputers; sales growth of Ingram Alliance, which is a hardware-only business; declines in software prices; and the emergence of alternative means of software distribution, such as site licenses and electronic distribution.

        The microcomputer wholesale distribution business is capital intensive. The Company's business requires significant levels of capital to finance accounts receivable and product inventory that is not financed by trade creditors. The Company has relied heavily on debt financing for its increasing working capital needs in connection with the expansion of its business. The Company will need additional capital to finance its accounts receivable and product inventory as it expands its business. The Company's interest expense for any current or future indebtedness will be subject to fluctuations in interest rates and may cause fluctuations in the Company's net income.

        In connection with the Split-Off, certain outstanding Ingram Industries stock options, incentive stock units ("ISUs"), and stock appreciation rights ("SARs") held by certain employees of Ingram Industries, Ingram Entertainment, and Ingram Micro were converted to options to purchase up to an aggregate of approximately 10,989,000 shares of Common Stock ("Rollover Stock Options"). The Company recorded a pre-tax noncash compensation charge of approximately $23.4 million ($19.5 million net of tax) and $7.2 million ($5.9 million net of tax) in 1996 and 1997, respectively, related to the vested portion of certain Rollover Stock Options based on the difference between the estimated fair value of such options at the applicable measurement dates and the exercise price of such options. The Company will record additional noncash compensation charges over the remaining vesting periods of the Rollover Stock Options. These additional charges, including charges for certain 1996 restricted stock grants, are expected to be approximately $4.8 million ($3.7 million net of tax) for 1998, $2.7 million ($1.9 million net of tax) for 1999 and $1.1 million ($0.7 million net of tax) for 2000.

RESULTS OF OPERATIONS

        The following table sets forth the Company's net sales by geographic region (excluding intercompany sales), and the percentage of total net sales represented thereby for each of the periods indicated.




                                                                       FISCAL YEAR
                                              1997                         1996                      1995
                                     -----------------------------------------------------------------------------
                                                                  (dollars in millions)
NET SALES BY GEOGRAPHIC REGION:

UNITED STATES                        $11,478         69.2%        $ 8,058         67.0%      $ 5,834         67.7%
EUROPE                                 3,353         20.2%          2,590         21.6%        1,849         21.5%
OTHER INTERNATIONAL                    1,751         10.6%          1,375         11.4%          934         10.8%
                                     -----------------------------------------------------------------------------
TOTAL                                $16,582        100.0%        $12,023        100.0%      $ 8,617        100.0%
                                     =============================================================================

        The following table sets forth certain items from the Company's Consolidated Statement of Income as a percentage of net sales for each of the periods indicated.

                                                           PERCENTAGE OF NET SALES
                                                                   FISCAL YEAR
                                                         1997        1996        1995
                                                        -----------------------------
NET SALES                                               100.0%      100.0%      100.0%
COST OF SALES                                            93.5%       93.2%       93.0%
                                                        -----------------------------
GROSS PROFIT                                              6.5%        6.8%        7.0%
EXPENSES:
   SG&A EXPENSES AND CHARGES ALLOCATED
   FROM INGRAM INDUSTRIES                                 4.2%        4.5%        4.8%
NONCASH COMPENSATION CHARGE                               0.0%        0.2%        0.0%
                                                        -----------------------------
INCOME FROM OPERATIONS                                    2.3%        2.1%        2.2%
OTHER EXPENSE, NET                                        0.3%        0.5%        0.6%
                                                        -----------------------------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST          2.0%        1.6%        1.6%
PROVISION FOR INCOME TAXES                                0.8%        0.7%        0.6%
MINORITY INTEREST                                         0.0%        0.0%        0.0%
                                                        -----------------------------
NET INCOME                                                1.2%        0.9%        1.0%
                                                        =============================

1997 COMPARED TO 1996

        Consolidated net sales increased 37.9% to $16.6 billion in 1997 from $12.0 billion in 1996. The increase in worldwide net sales was attributable to growth in the microcomputer products industry in general, the addition of new customers, increased sales to the existing customer base, expansion of the Company's product offerings, and the acquisition of several companies in 1997.

        Net sales from U.S. operations increased 42.4% to $11.5 billion in 1997 from $8.1 billion in 1996. U.S. net sales were positively impacted by the acquisition of RND, which was completed on July 18, 1997. Concurrent with the RND acquisition, the Company more fully integrated its master reseller business into its wholesale distribution business. Net sales from European operations increased 29.4% to $3.4 billion in 1997 from $2.6 billion in 1996. Other international net sales increased 27.4% to $1.8 billion in 1997 from $1.4 billion in 1996, principally due to the growth in net sales from the Company's Mexican, Canadian and Export Division operations.

        Cost of sales as a percentage of net sales increased to 93.5% in 1997 from 93.2% in 1996. This increase was largely attributable to the increase as a percentage of net sales of the master reseller business, which has lower margins, as well as competitive pricing pressures, while partially offset by improved margins in Europe.

        Total SG&A expenses, including charges allocated from Ingram Industries in 1996, increased 29.6% to $702.0 million in 1997 from $541.5 million in 1996, but decreased as a percentage of net sales to 4.2% in 1997 from 4.5% in 1996. The increased level of spending was attributable to expenses required to support expansion of the Company's business, consisting primarily of incremental personnel and support costs, lease payments relating to new operating facilities, and expenses associated with the development and maintenance of information systems. The decrease in SG&A expenses as a percentage of sales is attributable to the growth of the Company's master reseller business, which utilizes a lower cost business model, and economies of scale from higher sales volumes.

        During 1997, the Company recorded a noncash compensation charge of $7.2 million ($5.9 million, net of tax) in connection with the Rollover Stock Options. In 1996, the Company recorded a noncash compensation charge of $23.4 million ($19.5 million, net of tax) in connection with the Rollover Stock Options.

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED



        Excluding the noncash compensation charges, total income from operations remained constant as a percentage of net sales at 2.3% in 1997 and 1996. Income from operations in the United States, excluding the noncash compensation charge remained constant as a percentage of net sales at 2.7% in 1997 and 1996. Income from operations in Europe, excluding the noncash compensation charge, increased as a percentage of net sales to 1.2% in 1997 from 0.8% in 1996. This increase was partially offset by a decrease in income from operations, excluding the noncash compensation charge, as a percentage of net sales for geographic regions outside the United States and Europe to 1.8% in 1997 from 2.2% in 1996.

        Income from operations, including the noncash compensation charges, increased 52.1% to $376.6 million in 1997 from $247.5 million in 1996, and, as a percentage of net sales, increased to 2.3% in 1997 from 2.1% in 1996.

        Other expense, net, which consists primarily of net interest expense (including interest expense charged by Ingram Industries), foreign currency exchange losses, and miscellaneous nonoperating expenses, decreased 1.3% to $50.1 million in 1997 from $50.8 million in 1996, and decreased as a percentage of net sales to 0.3% in 1997 from 0.5% in 1996. Although other expense, net, remained relatively constant overall, the Company experienced lower interest expense in 1997, primarily due to the reduction in average outstanding borrowings (including amounts due to Ingram Industries) following the IPO. The Company's interest expense increased toward the end of 1997 as a result of increased borrowings to finance acquisitions and the expansion of the Company's business. The Company expects its interest expense in 1998 to increase.

        The provision for income taxes increased 54.9% to $131.5 million in 1997 from $84.9 million in 1996, reflecting the 65.9% increase in the Company's income before income taxes and minority interest. The Company's effective tax rate was 40.3% in 1997 compared to 43.1% in 1996. The decrease in the effective tax rate was primarily due to the reduction in the noncash compensation charge, much of which is not deductible for tax purposes, as well as the effect of certain international taxes in 1997.

        Excluding the noncash compensation charges, net income increased 53.3% to $199.6 million in 1997 from $130.2 million in 1996 and, as a percentage of net sales, increased to 1.2% in 1997 from 1.1% in 1996. Pro forma diluted earnings per share, excluding the noncash compensation charges, increased 30.8% to $1.36 in 1997 from $1.04 in 1996. Net income, including the noncash compensation charges, increased 75.0% to $193.6 million in 1997 from $110.7 million in 1996. Diluted earnings per share, including the noncash compensation charge, increased 50.0% to $1.32 in 1997 from $0.88 in 1996.

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

        Net sales from U.S. operations increased 38.1% to $8.1 billion in 1996 from $5.8 billion in 1995. In addition to the factors above that impacted net sales worldwide, U.S. net sales were positively impacted by the strong growth in Ingram Alliance sales which grew 157.3% to $1.88 billion in 1996 from $729 million in 1995. Net sales from European operations increased 40.1% to $2.6 billion in 1996 from $1.8 billion in 1995. Other international net sales increased 47.2% to $1.4 billion in 1996 from $934 million in 1995, principally due to the growth in net sales from the Company's Canadian operations and growth in the Export Division.

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

        During 1996, the Company recorded a noncash compensation charge of $23.4 million ($19.5 million, net of tax) or 0.2% of net sales in connection with the Rollover Stock Options. The Company did not record any such charge during 1995.

        Excluding the $23.4 million noncash compensation charge in 1996, total income from operations increased as a percentage of net sales to 2.3% in 1996 from 2.2% in 1995. Income from operations in the United States, excluding the noncash compensation charge, increased as a percentage of net sales to 2.7% in 1996 from 2.6% in 1995. Income from operations in Europe, excluding the noncash compensation charge, decreased as a percentage of net sales to 0.8% in 1996 from 1.0% in 1995. This decrease was offset by an increase in income from operations, excluding the noncash compensation charge, as a percentage of net sales for geographic regions outside the United States and Europe to 2.2% in 1996 from 1.5% in 1995.

        For the reasons set forth above, income from operations, including the $23.4 million noncash compensation charge, increased 32.4% to $247.5 million in 1996 from $186.9 million in 1995, but, as a percentage of net sales, decreased to 2.1% in 1996 from 2.2% in 1995.

        Other expense, net, which consists primarily of net interest expense (including interest expense charged by Ingram Industries), foreign currency exchange losses, and miscellaneous nonoperating expenses, decreased 2.9% to $50.8 million in 1996 from $52.3 million in 1995, and decreased as a percentage of net sales to 0.5% in 1996 from 0.6% in 1995. The decrease in other expense was largely attributable to a year-over-year decrease in the amount of foreign currency losses to $0.7 million in 1996 from $7.8 million in 1995, primarily related to the Mexican peso devaluation. Such decrease was partially offset by a higher level of borrowings to finance the Company's worldwide business expansion.

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

        Excluding the $19.5 million (net of tax) noncash compensation charge, net income increased 54.4% to $130.2 million in 1996 from $84.3 million in 1995 and, as a percentage of net sales, increased to 1.1% in 1996 from 1.0% in 1995. Pro forma earnings per share, excluding the noncash compensation charge, increased 40.5% to $1.04 in 1996 from $0.74 in 1995. Net income, including the $19.5 million (net of tax) noncash compensation charge, increased 31.3% to $110.7 million in 1996 from $84.3 million in 1995. Diluted earnings per share, including the noncash compensation charge, increased 18.9% to $0.88 in 1996 from $0.74 in 1995.

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

        The following table sets forth certain unaudited quarterly historical financial data for each of the twelve quarters up to the period ended January 3, 1998. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in the Company's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the selected quarterly information. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report to Shareowners. The operating results for any quarter shown are not necessarily indicative of results for any future period.

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED



CONSOLIDATED QUARTERLY INFORMATION

                                                                                 INCOME BEFORE
                                                                    INCOME      INCOME TAXES AND             BASIC       DILUTED
                                             NET          GROSS      FROM           MINORITY      NET       EARNINGS     EARNINGS
                                            SALES        PROFIT   OPERATIONS        INTEREST    INCOME    PER SHARE(4)  PER SHARE(4)
                                         ------------------------------------------------------------------------------------------
                                                                      (In millions, except per share data.)
FISCAL YEAR ENDED DECEMBER 30, 1995
  THIRTEEN WEEKS ENDED:
    APRIL 1, 1995                        $  1,879.5    $  132.4    $   38.5        $   24.3    $  17.1    $   0.16     $   0.15
    JULY 1, 1995                            1,859.6       138.9        40.2            30.0       18.4        0.17         0.16
    SEPTEMBER 30, 1995                      2,331.6       151.2        45.2            33.8       20.8        0.19         0.18
    DECEMBER 30, 1995                       2,546.2       183.2        63.0            46.5       28.0        0.27         0.25
FISCAL YEAR ENDED DECEMBER 28, 1996
  THIRTEEN WEEKS ENDED(1):
    MARCH 30, 1996                       $  2,752.7    $  186.6    $   54.9        $   39.6    $  23.8    $   0.22     $   0.20
    JUNE 29, 1996                           2,790.4       190.5        59.5            44.9       26.8        0.25         0.22
    SEPTEMBER 28, 1996                      2,931.6       197.4        61.5            48.9       27.0        0.25         0.22
    DECEMBER 28, 1996                       3,548.8       237.9        71.6            63.4       33.1        0.27         0.24
FISCAL YEAR ENDED JANUARY 3, 1998
  THIRTEEN WEEKS ENDED(2):
    MARCH 29, 1997                       $  3,650.0    $  234.7    $   78.8        $   69.0    $  40.4    $   0.30     $   0.28
    JUNE 28, 1997                           3,716.8       242.1        79.2            68.0       40.0        0.30         0.27
    SEPTEMBER 27, 1997                      4,087.3       264.0        85.6            75.7       44.3        0.32         0.30
    JANUARY 3, 1998(3)                      5,127.4       344.9       133.0           113.8       68.9        0.51         0.47

(1) Reflects a noncash compensation charge of $6.7 million, $1.1 million, $1.1 million, and $14.5 million for the first, second, third and fourth quarters of 1996, respectively, in connection with the granting of the Rollover Stock Options.

(2) Reflects a noncash compensation charge of $1.8 million, $1.7 million, $1.8 million, and $1.9 million for the first, second, third and fourth quarters of 1997, respectively, in connection with the granting of the Rollover Stock Options.

(3)     Fourteen weeks ended January 3, 1998.

(4) Earnings per share has been restated based on the adoption of FAS 128 for all periods. See Note 2 of Notes to Consolidated Financial Statements.

        As indicated in the table above, the increases in the Company's net sales in the fourth quarter of each fiscal year have generally been higher than those in the other three quarters in the same fiscal year. The trend of higher fourth quarter net sales is attributable to calendar year-end business purchases and holiday period purchases made by customers. Additionally, gross profit in the fourth quarter of each year has historically been favorably impacted by attractive year-end product buying opportunities which have often resulted in higher purchase discounts to the Company.

LIQUIDITY AND CAPITAL RESOURCES

        The Company has financed its growth and cash needs largely through income from operations and borrowings, trade and supplier credit and the public sale of 23,200,000 shares of its Class A Common Stock at $18.00 per share in the IPO completed in November 1996.

        Cash used by operating activities was $647.7 million in 1997 as compared to cash provided by operating activities of $78.0 million in 1996 and cash used by operating activities of $251.3 million in 1995. The significant decrease in cash provided by operating activities in 1997 compared to 1996 was primarily attributable to increases in accounts receivable and product inventory that was not financed by trade creditors resulting from the continued growth of the Company. The significant increase in cash provided by operating activities in 1996 compared to cash used by operating activities in 1995 was partially attributable to the increase in net income and the difference between accounts receivable, inventory levels, and accounts payable in 1996 as compared to 1995 attributable to the launch of Microsoft Windows 95 in the third quarter of 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED



        Net cash used by investing activities was $193.3 million, $107.2 million, and $48.8 million in 1997, 1996, and 1995, respectively. These increases were due in part to the Company's expansion of warehouse and other facilities in each year. In 1997, acquisitions, net of cash acquired, were approximately $34 million relating primarily to the acquisition of RND, Computacion Tecnica, S.A. ("Computek"), Latino Americana de Software Ltda. ("LASoft"), J & W Computer GmbH, Tallgrass Technologies AS, and TT Microtrading Oy. Additionally, the Company acquired 21% of the outstanding common stock as well as approximately 19% of outstanding warrants and an option to acquire additional common stock of Electronic Resources Ltd. ("ERL") for $71.2 million. In 1996, purchases of property and equipment included $22.6 million related to the acquisition, in connection with the Split-Off, of certain previously leased facilities utilized by the Company.

        Net cash provided by financing activities was $888.4 million, $21.3 million, and $298.3 million in 1997, 1996 and 1995, respectively. Net cash provided by financing activities in 1997 was due primarily to the increase in revolving credit of $770.4 million. Net cash provided by financing activities in 1996 includes the receipt of $393.8 million in net proceeds from the IPO. The decrease in net cash provided by financing activities in 1996 as compared to 1995 was caused primarily by the repayment of borrowings from Ingram Industries totaling $513.8 million as a result of the Split-Off and a $20.0 million distribution to Ingram Industries in 1996. The decrease in borrowings from Ingram Industries was partially offset by proceeds from debt totaling $49.7 million and net borrowings under the revolving credit facility of $80.6 million.

        On July 18, 1997, the Company completed its acquisition of RND. The purchase price was $73 million, payable by the assumption of liabilities in excess of current assets (including $30 million in cash acquired), based on the balance sheet of RND at closing. This acquisition was accounted for using the purchase method and the results of RND's operations have been combined with those of the Company since the date of acquisition. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of purchase price over net assets acquired of approximately $81 million is being amortized on a straight-line basis over 20 years.

        In April 1997, the Company acquired Tallgrass Technologies A.S., a distributor of computer products based in Norway. In August 1997, the Company acquired J&W Computer GmbH, a distributor of computer products with operations in Germany, France, Switzerland, and Austria. In November 1997, the Company acquired Computek, a distributor of computer products with operations in Chile, Brazil, Peru, Miami, and Florida and TT Microtrading Oy, a software distribution company based in Finland. In December 1997, the Company also acquired certain assets of LASoft, a distributor of primarily software products with operations in Brazil. The combined consideration paid for these companies was approximately $75 million. The acquisitions were accounted for using the purchase method of accounting, and the results of operations of the acquired companies have been combined with those of the Company since the dates of acquisition. The purchase price was allocated to the assets acquired and the liabilities assumed based upon their estimated fair values at the dates of acquisition. The excess of purchase price over net assets acquired for all five acquisitions totaled approximately $40 million and is being amortized on a straight-line basis over 20 years.

        In December 1997, the Company completed its purchase of 49,606,000 shares, or approximately 21% of the outstanding common stock of ERL, a publicly-traded electronic components distributor based in Singapore and operating in Australia, New Zealand, and seven Asian countries. In addition, the Company purchased approximately 19% of an outstanding class of warrants to acquire 8,443,195 shares of ERL and obtained an option, which expires April 30, 1999, to purchase an additional 8.4% of the common shares outstanding. The aggregate purchase price was approximately $71 million. The Company is accounting for the investment under the equity method. The Company's investment in ERL has been recorded in other assets at January 3, 1998, and includes the unamortized excess of the Company's investment over its equity in the net assets of ERL. The excess of approximately $40 million is being amortized on a straight-line basis over the estimated useful life of up to 20 years. At January 3, 1998, the aggregate market value of the Company's shares of ERL common stock and warrants, as quoted on the Stock Exchange of Singapore, was approximately $59 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED



        Prior to the Split-Off in 1996, the Company's sources of capital were primarily borrowings from Ingram Industries. Ingram Industries no longer provides financing to the Company following the Split-Off. Concurrently with the completion of the IPO, the Company entered into a $1 billion credit facility with a syndicate of banks for which NationsBank of Texas N.A. and The Bank of Nova Scotia acted as agents. In 1997, the Company entered into two additional credit facilities which together provide an additional $650 million, bringing the total amount available to the Company under these facilities to $1.65 billion. Under the credit facilities, the Company is required to comply with certain financial covenants, including minimum tangible net worth, restrictions on funded debt, current ratio and interest coverage. The credit facilities also restrict the Company's ability to pay dividends. Borrowings are subject to the satisfaction of customary conditions, including the absence of any material adverse change in the Company's business or financial condition. Borrowings under the $1 billion credit facility were used to repay outstanding revolving indebtedness related to amounts drawn by certain of the Company's subsidiaries, as participants in Ingram Industries' existing unsecured credit facility, which was terminated concurrent with the Split-Off. Borrowings under these facilities also have partially financed the increase in accounts receivable and inventories at January 3, 1998 as compared to December 28, 1996, and December 28, 1996, as compared to December 30, 1995. At January 3, 1998, the Company had $938.6 million in outstanding borrowings under the credit facilities.

        In November 1996, the Company sold 23,200,000 shares of Class A Common Stock in the IPO at $18.00 per share. The Company received net proceeds of $393.8 million of which approximately $366.3 million were used to repay certain existing indebtedness to Ingram Industries.

        From February 1993 through the Split-Off, the Company had an agreement with Ingram Industries whereby the Company sold all of its domestic trade accounts receivable to Ingram Industries on an ongoing basis. Ingram Industries transferred certain trade accounts receivable from the Company and other Ingram Industries affiliates to a trust which sold certificates representing undivided interests in the total pool of trade receivables without recourse. As of November 1, 1996, Ingram Industries had sold $160 million of medium-term certificates with various commencement dates between June 1, 1998, and February 1, 2004. In addition approximately $13 million of trust certificate-backed commercial paper was outstanding on the Split-Off date. In connection with the Split-Off, in partial satisfaction of amounts due to Ingram Industries, the Ingram Industries accounts receivable securitization program was assumed by the Company, which is now the sole seller of receivables. Assumption of the securitization program resulted in a $160 million reduction of trade accounts receivable and long-term debt on the Company's subsequent consolidated balance sheets. Under the amended program, certain of the Company's domestic receivables are transferred to the trust. The Company believes the amended program contains sufficient trade accounts receivable to support the outstanding fixed-rate medium term certificates as well as an unspecified amount under a variable rate certificate which supports the commercial paper program. At January 3, 1998, and December 28, 1996, the amount of commercial paper outstanding totaled $150 million and $50 million, respectively. The commercial paper program arrangement with the trust extends to December 31, 1999, renews biannually, subject to certain conditions, and has a final termination date of February 10, 2013.

        The Company and its foreign subsidiaries have uncommitted lines of credit and short-term overdraft facilities in various currencies which aggregated $119 million and $92 million at the end of 1997 and 1996, respectively. These facilities are used principally for working capital and bear interest at market rates.

        The exercise of stock options provides an additional source of cash to the Company. In 1997 and 1996, respectively, cash proceeds from the exercise of stock options, including applicable tax benefits, totaled $28.4 million and $11.3 million, respectively. The Company believes that cash provided by operating activities, supplemented as necessary with funds available under credit arrangements (including the $1.65 billion in credit facilities), will provide sufficient resources to meet its present and future working capital and cash requirements for at least the next 12 months.

        The Company presently expects to spend approximately $100 million in 1998 for capital expenditures due to continued expansion of its business.

MARKET RISK

        The Company is exposed to the impact of foreign currency fluctuations and interest rate changes due to its international sales and global funding. In the normal course of business, the Company employs established policies and procedures to manage its exposure to fluctuations in the value of foreign currencies and interest rates using a variety of financial instruments. It is the Company's policy to utilize financial instruments to reduce risks where internal netting cannot be effectively employed. The Company does not enter into foreign currency or interest rate transactions for speculative purposes.

        In addition to product sales and costs the Company has foreign currency risk related to debt that is denominated in currencies other than the U.S. dollar and cross-currency swaps hedging inter-company debt. The Company's foreign currency risk management objective is to protect its earnings and cash flows resulting from sales, purchases and other transactions from the adverse impact of exchange rate movements. Foreign exchange risk is managed by using forward and option contracts to hedge receivables and payables. By policy, the Company maintains hedge coverage between minimum and maximum percentages. Cross-currency swaps are used to hedge foreign currency denominated payments related to intercompany and third party loans. Hedged transactions are denominated primarily in British pounds, Canadian dollars, French francs, German marks, Italian lira, Spanish pesetas, and Swedish krona.

        The Company is exposed to changes in interest rates primarily as a result of its long-term debt used to maintain liquidity and finance inventory, capital expenditures and business expansion. Interest rate risk is also present in the cross-currency swaps hedging intercompany and third party loans. The Company's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives the Company uses a combination of fixed and variable rate debt. The Company finances working capital needs through various bank loans and commercial paper programs.

MARKET RISK MANAGEMENT

        Foreign exchange and interest rate risk and related derivatives use is monitored using a variety of techniques including a review of market value, sensitivity analysis and Value-at-Risk (VaR). The VaR model determines the maximum potential loss in the fair value of foreign exchange rate-sensitive financial instruments assuming a one day holding period. The VaR model estimates were made assuming normal market conditions and a 95% confidence level. There are various modeling techniques that can be used in the VaR computation. The Company's computations are based on interrelationships between currencies and interest rates (a "variance/co-variance" technique). These interrelationships were determined by observing foreign currency market changes and interest rate changes over the preceding 90 days. The value of foreign currency options does not change on a one-to-one basis with changes in the underlying currency rate. The potential loss in option value was adjusted for the estimated sensitivity (the "delta" and "gamma") to changes in the underlying currency rate. The model includes all of the Company's forwards, options, cross-currency swaps and nonfunctional currency denominated debt (i.e., the Company's market-sensitive derivative and other financial instruments as defined by the Securities and Exchange Commission). The accounts receivable and accounts payable denominated in foreign currencies, which certain of these instruments are intended to hedge, were excluded from the model.

        The VaR model is a risk analysis tool and does not purport to represent actual losses in fair value that will be incurred by the Company, nor does it consider the potential effect of favorable changes in market rates. It also does not represent the maximum possible loss that may occur. Actual future gains and losses will differ from those estimated because of changes or differences in market rates and interrelationships, hedging instruments and hedge percentages, timing and other factors.

        The estimated maximum loss in fair value on the Company's foreign currency sensitive financial instruments and interest rate sensitive financial instruments, derived using the VaR model and a one day holding period, was $1.6 million and $0.1 million, respectively, at January 3, 1998. The Company believes that this hypothetical loss in fair value of its derivatives would be offset by increases in the value of the underlying transactions being hedged.

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED



YEAR 2000

        As is the case with many computer software systems, some of the Company's systems use two digit data fields which recognize dates using the assumption that the first two digits are "19" (i.e., the number 97 is recognized as the year 1997). Therefore, the Company's date critical functions relating to the year 2000 and beyond, such as sales, distribution, purchasing, inventory control, merchandise planning and replenishment, facilities, and financial systems, may be severely affected unless changes are made to these computer systems. With the assistance of an outside consultant, the Company commenced a review of the Company's internal systems in mid-1997 to identify applications that are not Year 2000 ready and to assess the impact of the Year 2000 problem. The Company has developed an overall plan and a systematic process to modify its internal systems to be Year 2000 ready. The Company commenced remediation of its main frame programs in early 1998 to comply with Year 2000 requirements. The Company anticipates that the other required Year 2000 modifications will be made on a timely basis and does not believe that the cost of such modifications will have a material effect on the Company's operating results. If the Company does not modify successfully and in a timely manner all of its internal services and systems to comply with Year 2000 requirements, it could have a material adverse effect on the Company's operating results. There can be no assurance, however, that the Company will be able to modify successfully and in a timely manner all of its internal services and systems to comply with Year 2000 requirements, which could have a material adverse effect on the Company's operating results. In addition, the Company faces risks to the extent that suppliers of products (including components for its channel assembly and configuration initiative), services (including services provided by independent shipping companies), and business on a worldwide basis may not have business systems or products that comply with the Year 2000 requirements. In the event any such third parties cannot provide the Company with products, services or systems that meet Year 2000 requirements in a timely manner, the Company's operating results could be materially adversely affected. The Company's operating results also could be materially adversely affected if it were to be held responsible for the failure of any products sold by the Company to be Year 2000-compliant despite its disclaimer of product warranties and the limitation of liability contained in its sales terms and conditions.

NEW ACCOUNTING STANDARDS

        In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130") which will become effective in fiscal 1998. The Company does not expect the adoption of FAS 130 to have a material impact on its reported financial condition or results of operation.

        In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("FAS 131") which will become effective in fiscal 1998. FAS 131 establishes standards for the way publicly-held companies report information about operating segments as well as disclosures about products and services, geographic area and major customers. However, the company does not expect the adoption of FAS 131 to have a material impact on its reported consolidated financial condition or results of operations.

CAUTIONARY STATEMENTS FOR PURPOSES OF THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

        The matters in this Annual Report that are forward-looking statements are based on current management expectations that involve certain risks, including without limitation: the potential decline as well as seasonal variations in demand for the Company's products; the potential termination of a supply agreement with a major supplier; continued pricing and margin pressures; product supply shortages; rapid product improvement and technological changes, and resulting obsolescence risks; unavailability of adequate capital; the impact on management of growth and acquisitions; foreign currency fluctuations; the failure to achieve substantial Year 2000 compliance; and reliability of information systems. For a further discussion of these and other significant factors to consider in connection with forward-looking statements concerning the Company, reference is made to Exhibit 99.1 of the Company's Annual Report on Form 10-K for fiscal year ended January 3, 1998; other risks or uncertainties may be detailed from time to time in the Company's future Securities and Exchange Commission filings.

MANAGEMENT'S STATEMENT OF FINANCIAL RESPONSIBILITY

        Management is responsible for the integrity of the financial information contained in this annual report, including the Company's consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles and include amounts based upon management's informed estimates and judgments.

        Management maintains an effective system of internal accounting controls, including an internal audit program, that is designed to provide reasonable, but not absolute, assurance that assets are safeguarded and that accounting records provide a reliable basis for the preparation of financial statements. This system is continuously reviewed, improved and modified in response to changing business conditions and operations and recommendations made by the independent accountants and internal auditors. Management believes that the accounting and control systems provide reasonable assurance that assets are safeguarded and financial information is reliable.

        The Company's Bylaws provide that a majority of the members of the Audit Committee of the Board of Directors shall be Independent Directors who are not employees of the Company. The Audit Committee represents the shareowners and the Board of Directors on matters relating to corporate accounting, financial reporting, internal accounting control and auditing including the ongoing assessment of the activities of the independent accountants and internal auditors. The independent accountants and internal auditors advise the Audit Committee of significant findings and recommendations arising from their activities and have free access to the Audit Committee, with or without the presence of management.



/s/ JERRE L. STEAD              /s/ MICHAEL J. GRAINGER
----------------------------    ---------------------------------
Jerre L. Stead                  Michael J. Grainger
Chairman of the Board and       Executive Vice President and
Chief Executive Officer         Worldwide Chief Financial Officer


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Ingram Micro Inc.

        In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Ingram Micro Inc. and its subsidiaries at January 3, 1998 and December 28, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 3, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSE LLP
------------------------------
PRICE WATERHOUSE LLP
Costa Mesa, California
February 17, 1998

                           CONSOLIDATED BALANCE SHEET
                   (Dollars in 000s, except per share data.)

                                                                                 FISCAL YEAR END
                                                                             1997              1996
                                                                         ------------------------------
ASSETS
        CURRENT ASSETS:
          CASH                                                           $    92,212       $    48,279
          TRADE ACCOUNTS RECEIVABLE (LESS ALLOWANCES OF
            $48,541 IN 1997 AND $38,622 IN 1996)                           1,635,728         1,143,028
          INVENTORIES                                                      2,492,646         1,818,047
          OTHER CURRENT ASSETS                                               225,408           145,964
                                                                         ------------------------------
            TOTAL CURRENT ASSETS                                           4,445,994         3,155,318

        PROPERTY AND EQUIPMENT, NET                                          215,148           161,172
        GOODWILL, NET                                                        142,478            25,918
        OTHER                                                                128,531            24,539
                                                                         ------------------------------
          TOTAL ASSETS                                                   $ 4,932,151       $ 3,366,947
                                                                         ==============================

LIABILITIES AND STOCKHOLDERS' EQUITY
        CURRENT LIABILITIES:
          ACCOUNTS PAYABLE                                               $ 2,415,001       $ 2,047,988
          ACCRUED EXPENSES                                                   292,515           162,887
          CURRENT MATURITIES OF LONG-TERM DEBT                                21,869            23,899
                                                                         ------------------------------
            TOTAL CURRENT LIABILITIES                                      2,729,385         2,234,774

          LONG-TERM DEBT                                                   1,119,262           280,134
          OTHER                                                               23,843             6,190
                                                                         ------------------------------
            TOTAL LIABILITIES                                              3,872,490         2,521,098

        MINORITY INTEREST                                                      4,862             3,476
        COMMITMENTS AND CONTINGENCIES (NOTE 9)
        REDEEMABLE CLASS B COMMON STOCK                                       16,593            17,223

        STOCKHOLDERS' EQUITY:
          PREFERRED STOCK, $0.01 PAR VALUE, 1,000,000 SHARES
            AUTHORIZED; NO SHARES ISSUED AND OUTSTANDING                          --                --
          CLASS A COMMON STOCK, $0.01 PAR VALUE, 265,000,000 SHARES
            AUTHORIZED; 37,366,389 AND 25,047,696 SHARES ISSUED AND
            OUTSTANDING IN 1997 AND 1996, RESPECTIVELY                           374               250
          CLASS B COMMON STOCK, $0.01 PAR VALUE, 135,000,000
            SHARES AUTHORIZED; 99,714,672 AND 109,043,762 SHARES
            ISSUED AND OUTSTANDING IN 1997 AND 1996 (INCLUDING
            2,370,400 AND 2,460,400 REDEEMABLE SHARES IN 1997
            AND 1996), RESPECTIVELY                                              973             1,066
          ADDITIONAL PAID IN CAPITAL                                         484,912           449,657
          RETAINED EARNINGS                                                  566,441           372,801
          CUMULATIVE TRANSLATION ADJUSTMENT                                  (14,236)            1,910
          UNEARNED COMPENSATION                                                 (258)             (534)
                                                                         ------------------------------
            TOTAL STOCKHOLDERS' EQUITY                                     1,038,206           825,150
                                                                         ------------------------------
            TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $ 4,932,151       $ 3,366,947
                                                                         ==============================

See accompanying notes to these consolidated financial statements

                        CONSOLIDATED STATEMENT OF INCOME
                   (Dollars in 000s, except per share data.)

                                                                         FISCAL YEAR
                                                     --------------------------------------------------
                                                          1997               1996                1995
NET SALES                                            $ 16,581,539       $ 12,023,451       $  8,616,867

COST OF SALES                                          15,495,850         11,211,067          8,011,181
                                                     --------------------------------------------------
GROSS PROFIT                                            1,085,689            812,384            605,686

EXPENSES:
  SELLING, GENERAL AND ADMINISTRATIVE                     701,958            537,893            415,344
  CHARGES ALLOCATED FROM INGRAM INDUSTRIES                     --              3,633              3,461
  NONCASH COMPENSATION CHARGE (NOTE 12)                     7,152             23,350                 --
                                                     --------------------------------------------------
                                                          709,110            564,876            418,805
                                                     --------------------------------------------------

INCOME FROM OPERATIONS                                    376,579            247,508            186,881

OTHER (INCOME) EXPENSE:
  INTEREST INCOME                                          (3,924)            (2,060)            (3,479)
  INTEREST EXPENSE                                         37,940             14,812             13,451
  INTEREST EXPENSE CHARGED BY INGRAM INDUSTRIES                --             35,123             32,606
  NET FOREIGN CURRENCY EXCHANGE LOSS                        2,430                701              7,751
  OTHER                                                    13,644              2,175              1,936
                                                     --------------------------------------------------
                                                           50,090             50,751             52,265
                                                     --------------------------------------------------
INCOME BEFORE INCOME TAXES
  AND MINORITY INTEREST                                   326,489            196,757            134,616

PROVISION FOR INCOME TAXES                                131,463             84,889             53,143
                                                     --------------------------------------------------

INCOME BEFORE MINORITY INTEREST                           195,026            111,868             81,473

MINORITY INTEREST                                           1,386              1,189             (2,834)
                                                     --------------------------------------------------

NET INCOME                                           $    193,640       $    110,679       $     84,307
                                                     ==================================================

BASIC EARNINGS PER SHARE                             $       1.43       $       0.99       $       0.79
                                                     ==================================================

DILUTED EARNINGS PER SHARE                           $       1.32       $       0.88       $       0.74
                                                     ==================================================



       See accompanying notes to these consolidated financial statements.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                               (Dollars in 000s.)

                                                                ADDITIONAL                       CUMULATIVE
                                       COMMON STOCK               PAID IN          RETAINED      TRANSLATION        UNEARNED
                                   CLASS A       CLASS B          CAPITAL          EARNINGS       ADJUSTMENT      COMPENSATION
                               ------------------------------------------------------------------------------------------------
DECEMBER 31, 1994              $       --       $    1,073       $   22,427       $  197,815      $       29       $        -
TRANSLATION ADJUSTMENT                                                                                 5,144
NET INCOME                                                                            84,307
                               ------------------------------------------------------------------------------------------------
DECEMBER 30, 1995                      --            1,073           22,427          282,122           5,173               --
NONCASH COMPENSATION
        CHARGE RELATED TO
        STOCK OPTIONS                                                23,170
DISTRIBUTION TO
        INGRAM INDUSTRIES                                                            (20,000)
GRANT OF RESTRICTED
        CLASS B
        COMMON STOCK                                     1              713                                              (714)
NET PROCEEDS FROM
        SALE OF CLASS A
        COMMON STOCK                  232                           393,612
STOCK OPTIONS EXERCISED                10                             1,612
INCOME TAX BENEFIT
        FROM EXERCISE OF
        STOCK OPTIONS                                                 8,123
CONVERSION OF
        CLASS B COMMON
        STOCK TO CLASS A
        COMMON STOCK                    8               (8)
AMORTIZATION OF
        UNEARNED
        COMPENSATION                                                                                                      180
TRANSLATION ADJUSTMENT                                                                                (3,263)
NET INCOME                                                                           110,679
                               ------------------------------------------------------------------------------------------------
DECEMBER 28, 1996                     250            1,066          449,657          372,801           1,910             (534)
NONCASH COMPENSATION
        CHARGE RELATED TO
        STOCK OPTIONS                                                 6,876
STOCK OPTIONS EXERCISED                31                             6,546
INCOME TAX BENEFIT
        FROM EXERCISE OF
        STOCK OPTIONS                                                21,833
CONVERSION OF
        CLASS B COMMON
        STOCK TO CLASS A
        COMMON STOCK                   93              (93)
AMORTIZATION OF
        UNEARNED
        COMPENSATION                                                                                                      276
TRANSLATION ADJUSTMENT                                                                               (16,146)
NET INCOME                                                                           193,640
                               ------------------------------------------------------------------------------------------------
JANUARY 3, 1998                $      374       $      973       $  484,912       $  566,441      $  (14,236)      $     (258)
                               ================================================================================================




                                       TOTAL
                              ----------------
DECEMBER 31, 1994                  $  221,344
TRANSLATION ADJUSTMENT                  5,144
NET INCOME                             84,307
                              ----------------
DECEMBER 30, 1995                     310,795
NONCASH COMPENSATION
        CHARGE RELATED TO
        STOCK OPTIONS                  23,170
DISTRIBUTION TO
        INGRAM INDUSTRIES             (20,000)
GRANT OF RESTRICTED
        CLASS B
        COMMON STOCK                       --
NET PROCEEDS FROM
        SALE OF CLASS A
        COMMON STOCK                  393,844
STOCK OPTIONS EXERCISED                 1,622
INCOME TAX BENEFIT
        FROM EXERCISE OF
        STOCK OPTIONS                   8,123
CONVERSION OF
        CLASS B COMMON
        STOCK TO CLASS A
        COMMON STOCK                       --
AMORTIZATION OF
        UNEARNED
        COMPENSATION                      180
TRANSLATION ADJUSTMENT                 (3,263)
NET INCOME                            110,679
                              ----------------
DECEMBER 28, 1996                     825,150
NONCASH COMPENSATION
        CHARGE RELATED TO
        STOCK OPTIONS                   6,876
STOCK OPTIONS EXERCISED                 6,577
INCOME TAX BENEFIT
        FROM EXERCISE OF
        STOCK OPTIONS                  21,833
CONVERSION OF
        CLASS B COMMON
        STOCK TO CLASS A
        COMMON STOCK                       --
AMORTIZATION OF
        UNEARNED
        COMPENSATION                      276
TRANSLATION ADJUSTMENT                (16,146)
NET INCOME                            193,640
                              ----------------
JANUARY 3, 1998                    $1,038,206
                              ===============


28


See accompanying notes to these consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                               (Dollars in 000s.)

                                                                                FISCAL YEAR
                                                                 -----------------------------------------
                                                                    1997           1996              1995
Cash provided (used) by operating activities:

 Net income                                                      $ 193,640       $ 110,679       $  84,307
 Adjustments to reconcile net income to
   cash provided by operating activities:
   Depreciation and amortization                                    47,835          36,170          25,394
   Deferred income taxes                                             8,226          (1,635)         (8,632)
   Minority interest                                                 1,387           1,189          (2,834)
   Noncash compensation charge                                       7,152          23,350              --
 Changes in operating assets and liabilities,
   net of effects of acquisitions:
   Trade accounts receivable                                      (485,711)       (237,747)       (320,177)
   Inventories                                                    (542,886)       (239,054)       (580,116)
   Other current assets                                            (61,642)        (46,291)        (15,877)
   Accounts payable                                                 92,396         399,995         543,822
   Accrued expenses                                                 91,912          31,372          22,828
                                                                 -----------------------------------------
   Cash (used) provided by operating activities                   (647,691)         78,028        (251,285)

Cash provided (used) by investing activities:
   Purchase of property & equipment                               (101,458)       (105,584)        (52,985)
   Acquisitions, net of cash acquired                              (33,960)             --              --
   Investment in Electronic Resources Ltd.                         (71,212)             --              --
   Proceeds of sale of property & equipment                         12,963              --              --
   Other                                                               320          (1,596)          4,188
                                                                 -----------------------------------------
           Cash used by investing activities                      (193,347)       (107,180)        (48,797)

Cash provided (used) by financing activities:
   Proceeds from sale of Class A Common Stock                           --         393,844              --
   Proceeds from sale of Redeemable
           Class B Common Stock                                       (630)         17,223              --
   Exercise of stock options including tax benefits                 28,410          11,331              --
   (Decrease) increase in borrowings from Ingram Industries             --        (513,792)        224,437
   Proceeds (repayment) of debt                                     90,219          49,717            (838)
   Net borrowings under revolving credit facility                  770,367          80,618          74,666
   Distribution to Ingram Industries                                    --         (20,000)             --
   Minority interest investment                                         --           2,400              --
                                                                 -----------------------------------------
           Cash provided by financing activities                   888,366          21,341         298,265

Effect of exchange rate changes on cash                             (3,395)           (826)            364

Increase (decrease) in cash                                         43,933          (8,637)         (1,453)

Cash, beginning of year                                             48,279          56,916          58,369
                                                                 -----------------------------------------
Cash, end of year                                                $  92,212       $  48,279       $  56,916
Supplemental disclosure of cash flow information:
Cash payments during the year:
   Interest                                                      $  36,185       $  50,071       $  45,164
   Income taxes                                                    107,129         101,091          54,506
                                                                 =========================================


CASH PAYMENTS INCLUDE PAYMENTS MADE TO INGRAM INDUSTRIES FOR INTEREST AND U.S. INCOME TAXES.


       See accompanying notes to these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN 000S, EXCEPT PER SHARE DATA)

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

        Ingram Micro Inc. (the "Company" or "Ingram Micro"), formerly Ingram Micro Holdings Inc., is primarily engaged in wholesale distribution of computer-based technology products and services worldwide. The Company conducts the majority of its operations in North America, Europe, and Latin America. In November 1996, the Company's former parent, Ingram Industries Inc. ("Ingram Industries"), consummated a split-off of the Company in a tax-free reorganization (the "Split-Off"). In connection with the Split-Off, certain stockholders of Ingram Industries exchanged all or some of their shares of Ingram Industries Common Stock for 107,251,362 shares of Class B Common Stock of the Company in specified ratios. See Note 3 for further information.

        The accompanying historical consolidated financial statements have been prepared as if the Company had operated as an independent stand-alone entity for all periods presented except that prior to the Split-Off, the Company generally had no significant borrowings in North America other than amounts due to Ingram Industries. See Notes 7 and 11 regarding long-term debt and related party transactions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

        The Company's significant accounting policies are described below:

Basis of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in affiliates, owned more than 20 percent but not in excess of 50 percent, are recorded on the equity method.

Fiscal Year

        The fiscal year of the Company is a 52 or 53 week period ending on the Saturday nearest to December 31. All references herein to "1997" represent the 53 week fiscal year ended January 3, 1998. All references herein to "1996" and "1995" represent the 52 week fiscal years ended December 28, 1996, and December 30, 1995, respectively.

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

Cash

        Book overdrafts of $108,399 in 1997 and $128,233 in 1996 are included in accounts payable. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

        Revenue is recognized at the time of product shipment. The Company, under specific conditions, permits its customers to return or exchange products. The provision for estimated sales returns is recorded concurrently with the recognition of revenue.

Vendor Programs

        Funds received from vendors for price protection, product rebates, marketing or training programs are recorded net of direct costs as adjustments to product costs, selling, general and administrative expenses or revenue according to the nature of the program.

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

        The Company generated approximately 38% of its net sales in fiscal 1997, 35% in 1996, and 32% in 1995 from products purchased from three vendors.

Inventories

        Inventories are stated at the lower of average cost or market.

Property and Equipment

        Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life:


Buildings                                                               40 years
Leasehold improvements                                              3 - 12 years
Distribution equipment                                              5 -  7 years
Computer equipment                                                  2 -  5 years

        Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized. Realization of carrying value is assessed on a regular basis.

Goodwill

        Goodwill is amortized on a straight-line basis over periods ranging from five to twenty years. Accumulated amortization was $21,638 at January 3, 1998, and $16,566 at December 28, 1996. Amortization expense totaled $4,955, $2,990, and $3,642 for fiscal years 1997, 1996, and 1995, respectively. The Company evaluates the recoverability of goodwill and reviews the amortization periods on a regular basis. Recoverability is measured on the basis of anticipated undiscounted cash flows from operations. At January 3, 1998, and December 28, 1996, no impairment was indicated.

Income Taxes

        The temporary differences between the financial reporting basis and the income tax basis of the Company's assets and liabilities are provided using the liability method.

Foreign Currency Translation

        Financial statements of foreign subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for the results of operations. Translation adjustments are recorded as a separate component of stockholders' equity when the local currency is the functional currency. Translation adjustments are recorded in income when the U.S. dollar is the functional currency. The U.S. dollar is the functional currency for the Company's subsidiaries in Latin America.

Fair Value of Financial Instruments

        The carrying amounts of cash, accounts receivable, accounts payable and other accrued expenses approximate fair value because of the short maturity of these items.

        The carrying amounts of debt issued pursuant to bank credit agreements approximate fair value because interest rates on these instruments approximate current market interest rates.

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable and derivative financial instruments. Credit risk with respect to trade accounts receivable is limited due to the large number of customers and their dispersion across geographic areas. The Company sells its products primarily in the United States, Europe, Canada and Latin America. The Company performs ongoing credit evaluations of its customers' financial condition, utilizes floor plan financing arrangements with third party financing companies, obtains credit insurance in certain locations and requires collateral in certain circumstances. The Company maintains an allowance for potential credit losses. Historically, such losses have been within management's expectations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(DOLLARS IN 000S, EXCEPT PER SHARE DATA)



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

        The notional amount of forward exchange contracts and options is the amount of foreign currency bought or sold at maturity. The notional amount of currency interest rate swaps is the underlying principal and currency amounts used in determining the interest payments exchanged over the life of the swap. Notional amounts are indicative of the extent of the Company's involvement in the various types and uses of derivative financial instruments and are not a measure of the Company's exposure to credit or market risks through its use of derivatives. The estimated fair value of derivative financial instruments represents the amount required to enter into like off-setting contracts with similar remaining maturities based on quoted market prices.

        Credit exposure is limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the obligations of the Company to the counterparties. Potential credit losses are minimized through careful evaluation of counterparty credit standing, selection of counterparties from a limited group of high quality institutions and other contract provisions.

        Derivative financial instruments comprise the following:

                                                 1997                         1996
                                        -----------------------------------------------------
                                         NOTIONAL      ESTIMATED     NOTIONAL       ESTIMATED
                                         AMOUNTS      FAIR VALUE     AMOUNTS       FAIR VALUE
                                        -----------------------------------------------------
Foreign exchange forward contracts      $279,911      $  2,197       $178,873      $  1,498
Purchased foreign currency options        37,966           320         30,857           146
Written foreign currency options          49,214          (185)        44,017          (112)
Currency interest rate swaps              15,832         1,492         25,655           410

Employee Benefits

        Prior to the Split-Off, the Company participated in Ingram Industries' defined contribution plan covering substantially all U.S. employees. As a result of the Split-Off, the Company established its own employee benefit plans. The plans permit eligible employees to make contributions up to certain limits which are matched by the Company at stipulated percentages. The Company's contributions charged to expense were $2,678 in 1997, $1,642 in 1996, and $1,399 in 1995.

Accounting for Stock-Based Compensation

        The Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("FAS 123") in 1996. As permitted by FAS 123, the Company continues to measure compensation cost in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") but provides pro forma disclosures of net income and earnings per share as if the fair value method (as defined in FAS 123) had been applied beginning in 1996.

Earnings Per Share

        Effective in the fourth quarter of fiscal year 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128") and related interpretations. FAS 128 requires dual presentation of Basic Earnings per Share ("Basic EPS") and Diluted Earnings per Share ("Diluted EPS"). Basic EPS excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the reported period, after giving retroactive effect to the Split-Off (Notes 1 and 3). Diluted EPS reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised using the treasury stock method. Earnings per share for all prior periods have been restated to reflect the adoption of FAS 128.

        The composition of Basic EPS and Diluted EPS is as follows:

                                                            1997              1996               1995
                                                        ------------------------------------------------
Net income                                              $    193,640      $    110,679      $     84,307
                                                        ================================================
Weighted average shares                                  135,764,053       112,285,058       107,251,362
                                                        ================================================
Basic earnings per share                                $       1.43      $       0.99      $       0.79
                                                        ================================================
Weighted average shares including
        the dilutive effect of stock options
        (10,543,479, 13,151,318 and 7,266,009 for
        fiscal 1997, 1996, and 1995, respectively)       146,307,532       125,436,376       114,517,371
                                                        ================================================
Diluted earnings per share                              $       1.32      $       0.88      $       0.74
                                                        ================================================

New Accounting Standards

        In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"), which will become effective in fiscal 1998. The Company does not expect the adoption of FAS 130 to have a material impact on its reported consolidated financial condition or results of operations.

        In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("FAS 131"), which will become effective in fiscal 1998. FAS 131 establishes standards for the way publicly-held companies report information about operating segments as well as disclosures about products and services, geographic areas and major customers. However, the Company does not expect the adoption of FAS 131 to have a material impact on its reported consolidated financial condition or results of operations.

NOTE 3 - SPLIT-OFF, REORGANIZATION AND EXCHANGE

        In November 1996, the Split-Off was effected pursuant to a Reorganization Agreement among the Company, Ingram Industries, and its subsidiary, Ingram Entertainment Inc. ("Ingram Entertainment"), and an Exchange Agreement among such companies and the stockholders of Ingram Industries. Pursuant to the Reorganization Agreement, the Company retained all of the assets and liabilities associated with the Company's business and indemnified Ingram Industries for all liabilities related to the Company's business and operations or otherwise assigned to the Company. In addition, the Reorganization Agreement provided for the sharing by the Company of approximately 73% of certain contingent assets and liabilities not allocated to one of the parties. The Company assumed a portion of Ingram Industries' debt in return for the extinguishment of intercompany indebtedness (see Note 7).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(DOLLARS IN 000S, EXCEPT PER SHARE DATA)



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

NOTE 4 - ACQUISITIONS

        On July 18, 1997, the Company completed the acquisition of the Intelligent Electronics Inc. ("IE") indirect distribution business, its Reseller Network Division ("RND"). The purchase price was $73,000, payable by the assumption of liabilities in excess of current assets (including $30,000 in cash acquired), based on the balance sheet of RND at closing. This acquisition was accounted for using the purchase method, and the results of RND's operations have been combined with those of the Company since the date of acquisition. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of purchase price over net assets acquired of approximately $81,000 is being amortized on a straight-line basis over 20 years.

        The following table reflects unaudited pro forma combined results of operations of the Company and RND as if the acquisition had occurred at the beginning of fiscal 1996. These unaudited pro forma results have been prepared for comparative purposes only and include certain pro forma adjustments. Such pro forma amounts are not necessarily indicative of what actual consolidated results of operations might have been or will be in the future.


                                                            FISCAL YEAR
                                                    1997                  1996
                                                --------------------------------
Net sales                                       $17,630,842          $15,109,451
Net income                                          177,119              106,223
Diluted earnings per share                             1.21                 0.85

        Pro forma combined results of operations for the year ended December 28, 1996, exclude a nonrecurring charge of approximately $61,600 taken by RND in fiscal 1996 primarily relating to the write-off of previously recorded goodwill. If this nonrecurring charge were included, pro forma combined results of operations for the year ended December 28, 1996, would reflect net income of $44,623 and diluted earnings per share of $0.36.

        In April 1997, the Company acquired Tallgrass Technologies AS., a distributor of computer products based in Norway. In August 1997, the Company acquired J&W Computer GmbH, a distributor of computer products with operations in Germany, France, Switzerland, and Austria. In November 1997, the Company acquired Computacion Tecnica, S.A., a distributor of computer products with operations in Chile, Brazil, Peru, Miami, and Florida and TT Microtrading Oy, a software distribution company based in Finland. In December 1997, the Company acquired Latino Americana de Software, a distributor of primarily software products with operations in Brazil. The combined consideration paid was approximately $75,053. The acquisitions were accounted for using the purchase method of accounting and the results of operations of the acquired companies have been combined with those of the Company since the respective dates of acquisition. The purchase price was allocated to the assets acquired and the liabilities assumed based upon their estimated fair values at the respective dates of acquisition. The excess of purchase price over net assets acquired for all five acquisitions totaled approximately $40,000 and is being amortized on a straight-line basis over 20 years. Pro forma results of operations have not been presented because the effect of these five acquisitions was not significant.

        In December 1997, the Company completed its purchase of 49,606,000 shares, or approximately 21% of the outstanding common stock, of ERL, a publicly-traded electronic components distributor based in Singapore and operating in Australia, New Zealand, and seven Asian countries. In addition, the Company purchased approximately 19% of an outstanding class of warrants to acquire 8,443,195 shares of Electronic Resources and obtained an option, which expires April 30, 1999, to purchase an additional 8.4% of the shares outstanding. The aggregate purchase price for this transaction was approximately $71,000. The Company is accounting for the investment under the equity method. The Company's investment in ERL has been recorded in other assets at January 3, 1998, and includes the unamortized excess of the Company's investment over its equity in the net assets of ERL. This excess of approximately $40,000 is being amortized on a straight-line basis over the estimated useful life of up to 20 years. At January 3, 1998, the aggregate market value of the Company's share of ERL common stock and warrants, as quoted on the Stock Exchange of Singapore, was approximately $59,000.

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

        In connection with the Split-Off, in partial satisfaction of amounts due to Ingram Industries, the Ingram Industries accounts receivable securitization agreement as it related to the Company was assumed by the Company. As of the Split-Off, the trust had sold $160,000 of medium-term certificates with various amortization commencement dates between June 1, 1998, and February 1, 2004. In addition, approximately $13,000 of trust certificate-backed commercial paper was outstanding on the Split-Off date. Assumption of the securitization program resulted in a $160,000 reduction of trade accounts receivable and long-term debt on the Company's subsequent consolidated balance sheets. Amounts outstanding under the commercial paper program totaling $150,000 and $50,000 are included in accounts receivable and long-term debt in the consolidated balance sheet at January 3, 1998, and December 28, 1996, respectively. The commercial paper program arrangement with the trust extends to December 31, 1999, renews biannually, subject to certain conditions, and has a final termination date of February 10, 2013.

        Fees in the amount of $11,102 and $1,537 in 1997 and 1996, respectively, related to the sale of trade accounts receivable under the medium-term certificates, are included in other expenses in the consolidated statement of income. Prior to the Company assuming the accounts receivable securitization program, such fees were included in interest expense charged by Ingram Industries.

NOTE 6 - PROPERTY AND EQUIPMENT

        Property and equipment consists of the following:

                                                            FISCAL YEAR END
                                                       1997               1996
                                                    ---------------------------
Land                                                $  19,414         $  18,746
Buildings and leasehold improvements                   93,529            67,765
Distribution equipment                                120,879            83,242
Computer equipment                                    109,570            83,594
                                                    ---------------------------
                                                      343,392           253,347
Accumulated depreciation                             (128,244)          (92,175)
                                                    ---------------------------
                                                    $ 215,148         $ 161,172
                                                    ===========================

Depreciation expense was $42,880 in 1997, $33,180 in 1996, and $21,785 in 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(DOLLARS IN 000S, EXCEPT PER SHARE DATA)


NOTE 7 - LONG-TERM DEBT

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

        Ingram Industries charged the Company interest expense on the outstanding intercompany balance based on Ingram Industries' domestic weighted average cost of funds. The average rate was 7.25% in 1996 and 7.38% in 1995.

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

        Effective upon completion of the Company's initial public offering, the Company entered into a $1,000,000 revolving credit agreement (the "U.S. Credit Facility") with a syndicate of banks. The U.S. Credit Facility is unsecured and matures on October 30, 2001. In October 1997, the Company entered into two additional multi-currency revolving credit agreements of $500,000 (the "European Credit Facility") and $150,000 (the "Canadian Credit Facility") with two bank syndicates. The European Credit Facility and the Canadian Credit Facility are unsecured and mature on October 28, 2002 and October 28, 2001, respectively. The Company intends to exercise its option to extend its U.S. and Canadian credit facilities to match the European Credit Facility term. Collectively, the U.S. Credit Facility, the European Credit Facility, and the Canadian Credit Facility are referred to as the "Credit Facilities."

        Revolving loan rate and competitive bid interest rate options are available under the Credit Facilities. The spread over LIBOR for revolving rate loans and associated facility fees are determined by reference to certain financial ratios or credit ratings by recognized rating agencies on the Company's senior unsecured debt. At January 3, 1998, and December 28, 1996, the Company had $938,638 and $201,475, respectively, of outstanding borrowings under the Credit Facilities. The weighted average interest rate on outstanding borrowings under the Credit Facilities at January 3, 1998, and December 28, 1996, was 5.76% and 5.44%, respectively.

        The Company is required to comply with certain financial covenants, including minimum tangible net worth, current ratio and interest coverage. The Company is also subject to certain restrictions on the amount of funded debt and the payment of dividends. At January 3, 1998, the Company was in compliance with these covenants.

        At January 3, 1998, and December 28, 1996, commercial paper in the amount of $150,000 and $50,000, respectively, was outstanding under the Company's accounts receivable securitization program (see Note 5) and is included in long-term debt. The weighted average interest rate on the commercial paper portion of the Company's accounts securitization program was 5.76% and 5.70% at January 3, 1998, and December 28, 1996, respectively.

        The Company has additional lines of credit and short-term overdraft facilities with various banks worldwide which provide for borrowings aggregating $119,043 and $91,877 in 1997 and 1996, respectively. Most of these arrangements are on an uncommitted basis and are reviewed periodically for renewal. At January 3, 1998, and December 28, 1996, the Company had $52,493 and $52,558, respectively, outstanding under these facilities.

        Long-term debt consists of the following:

                                                           FISCAL YEAR END
                                                      1997                1996
                                                  -----------------------------
CREDIT FACILITIES                                 $   938,638       $   201,475
OVERDRAFT FACILITIES                                   21,869            22,752
COMMERCIAL PAPER                                      150,000            50,000
OTHER                                                  30,624            29,806
                                                  -----------------------------
                                                    1,141,131           304,033
LESS CURRENT MATURITIES OF LONG-TERM DEBT             (21,869)          (23,899)
                                                  -----------------------------
                                                  $ 1,119,262       $   280,134
                                                  =============================

Annual maturities of long-term debt as of January 3, 1998, are as follows:

1998                                                                 $    21,869
1999                                                                          --
2000                                                                          --
2001                                                                          --
2002 AND THEREAFTER                                                    1,119,262
                                                                     -----------
                                                                     $ 1,141,131
                                                                     ===========

NOTE 8 - INCOME TAXES

        The components of income before taxes and minority interest consist of the following:

                                                   FISCAL YEAR
                                       1997             1996               1995
                                    --------------------------------------------
UNITED STATES                       $279,762          $165,576          $124,277
FOREIGN                               46,727            31,181            10,339
                                    --------------------------------------------
TOTAL                               $326,489          $196,757          $134,616
                                    ============================================

        The provision for income taxes consists of the following:

                                                       FISCAL YEAR
                                         1997             1996            1995
                                      -----------------------------------------
CURRENT:
   FEDERAL                            $  87,156       $  64,252       $  44,615
   STATE                                 16,697           9,952           9,544
   FOREIGN                               19,384          13,076           7,616
                                      -----------------------------------------
                                        123,237          87,280          61,775
DEFERRED:
   FEDERAL                                7,355          (5,241)         (4,082)
   STATE                                  1,582             462            (949)
   FOREIGN                                 (711)          2,388          (3,601)
                                      -----------------------------------------
                                          8,226          (2,391)         (8,632)
                                      -----------------------------------------
TOTAL INCOME TAX PROVISION            $ 131,463       $  84,889       $  53,143
                                      =========================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(DOLLARS IN 000S, EXCEPT PER SHARE DATA)




        Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets and liabilities are as follows:

                                                                FISCAL YEAR
                                                           1997           1996
                                                         -----------------------
NET DEFERRED TAX ASSETS AND LIABILITIES:
  TAX IN EXCESS OF BOOK BASIS OF FOREIGN OPERATIONS      $ 23,838       $ 18,511
  ITEMS NOT CURRENTLY DEDUCTIBLE                              216         20,296
  DEPRECIATION                                             (1,618)          (881)
  OTHER                                                     7,590            758
                                                         -----------------------
                TOTAL                                    $ 30,026       $ 38,684
                                                         =======================

        Net current deferred tax assets of $12,856 and $22,038 are included in other current assets and other current liabilities at January 3, 1998, and December 28, 1996, respectively. Net noncurrent deferred tax assets of $17,170 and $16,646 are included in other assets and other liabilities at January 3, 1998, and December 28, 1996, respectively.

        Reconciliation of the statutory U.S. federal income tax rate to the Company's effective tax rate is as follows:

                                                     FISCAL YEAR
                                                1997    1996     1995
                                                ---------------------
U.S. STATUTORY RATE                             35%      35%      35%
STATE INCOME TAXES, NET OF FEDERAL
   INCOME TAX BENEFIT                            4%       4%       4%
NONCASH COMPENSATION                             0%       2%      --
FOREIGN RATES IN EXCESS OF STATUTORY RATE        1%       2%       1%
                                                ---------------------
EFFECTIVE TAX RATE                              40%      43%      40%
                                                =====================

        The Company was included in the consolidated federal income tax return filed by Ingram Industries through the date of the Split-Off. Taxes related to the Company, prior to the Split-Off, were determined on a separate entity basis and taxes payable were remitted to Ingram Industries every two months. Taxes payable to Ingram Industries of $0 and $10,521 at January 3, 1998, and December 28, 1996, respectively, are included in accrued expenses.

        At January 3, 1998, the Company had foreign net operating loss carryforwards of $62,478 of which approximately one-half have no expiration date. The remaining foreign net operating loss carryforwards expire through the year 2007.

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

        The Company leases the majority of its facilities and certain equipment under noncancelable operating leases. Renewal and purchase options at fair values exist for a substantial portion of the leases. Rental expense for the years ended January 3, 1998, December 28, 1996, and December 30, 1995, was $42,321, $34,784, and $28,367, respectively.

        Future minimum rental commitments on operating leases that have remaining noncancelable lease terms in excess of one year as of January 3, 1998, are as follows:


        1998                                      $  32,143
        1999                                         30,569
        2000                                         24,562
        2001                                         19,436
        2002                                         15,147
        Later years                                  47,803

NOTE 10 - SEGMENT INFORMATION

        The Company operates predominantly in a single industry segment as a wholesale distributor of microcomputer hardware and software. Geographic areas in which the Company operates include the United States, Europe (Austria, Belgium, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Spain, Sweden, Switzerland, and the United Kingdom) and Other (Brazil, Canada, Chile, Malaysia, Mexico, Peru, and Singapore). Transfers between geographic areas primarily represent intercompany sales which are accounted for based on established sales prices between the related companies and are eliminated in consolidation. Net sales, income from operations and identifiable assets by geographic area are as follows:

                                                                FISCAL YEAR
                                               1997               1996               1995
                                          --------------------------------------------------
NET SALES
  UNITED STATES
  SALES TO UNAFFILIATED CUSTOMERS         $ 11,478,262       $  8,058,578       $  5,833,641
  TRANSFERS BETWEEN GEOGRAPHIC AREAS           190,765            140,721             86,961
  EUROPE                                     3,352,451          2,590,120          1,849,129
  OTHER                                      1,750,826          1,374,753            934,097
  ELIMINATIONS                                (190,765)          (140,721)           (86,961)
                                          --------------------------------------------------
    TOTAL                                 $ 16,581,539       $ 12,023,451       $  8,616,867
                                          ==================================================
INCOME FROM OPERATIONS:
  UNITED STATES                           $    303,958       $    195,298       $    152,995
  EUROPE                                        41,046             21,593             19,576
  OTHER                                         31,575             30,617             14,310
                                          --------------------------------------------------
    TOTAL                                 $    376,579       $    247,508       $    186,881
                                          ==================================================
IDENTIFIABLE ASSETS:
  UNITED STATES                           $  3,139,114       $  2,227,997       $  1,996,642
  EUROPE                                     1,180,792            800,755            669,309
  OTHER                                        612,245            338,195            274,947
                                          --------------------------------------------------
    TOTAL                                 $  4,932,151       $  3,366,947       $  2,940,898
                                          ==================================================

        Products sold through the U.S. Export Division are classified as other international results. This change in presentation was implemented in the second quarter of 1997. Prior to the change, the Company classified U.S. Export Division as U.S. Prior periods have been reclassified to conform to the 1997 presentation. Additionally, U.S. includes all noncash compensation charges.

        No single customer accounts for 10% or more of the Company's net sales.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(DOLLARS IN 000S, EXCEPT PER SHARE DATA)



NOTE 11 - TRANSACTIONS WITH RELATED PARTIES

        Historically, Ingram Industries provided certain administrative services to the Company. Prior to the Split-Off, the Company was allocated a portion of the costs of these administrative services. Charges for these services were based upon utilization and at amounts which management believes are less than the amounts which the Company would have incurred as a stand-alone entity. Such amounts are reflected as charges allocated from Ingram Industries on the consolidated statement of income. Subsequent to the Split-Off, such allocations ceased and the Company entered into Transitional Service Agreements with Ingram Industries relating to the continued provision of certain administrative services, including payroll processing through December 31, 1997. The Company believes that the terms of these agreements were on a basis as favorable as those that would be obtained from third parties on an arm's length basis. In addition, the Company entered into the Data Center Services Agreements with Ingram Entertainment and a division of Ingram Industries pursuant to which the Company has agreed to provide computer services and maintenance. Charges for these services are based on a prorata allocation of costs incurred by the Company in operating the data services center.

        Prior to the Split-Off, Ingram Industries also provided guarantees to certain of the Company's vendors and for certain of the Company's leases; no charges from Ingram Industries were reflected in the Company's consolidated financial statements for such guarantees. Such guarantees ceased concurrently with the Split-Off.

        The Company leases warehouse and office space from certain of its shareowners. Total rental payments were $1,645 in fiscal 1997, 1996, and 1995, respectively.

        Other transactions with Ingram Industries affiliates include sales of $4,482, $3,464, and $5,281 in 1997, 1996, and 1995, respectively.

NOTE 12 - STOCK OPTIONS AND INCENTIVE PLANS

        The Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 ("FAS 123") in 1996. As permitted by FAS 123, the Company continues to measure compensation cost in accordance with APB
25. Therefore, the adoption of FAS 123 had no impact on the Company's financial condition or results of operations. Had compensation cost for the Company's stock option plans been determined based on the fair value of the options consistent with the method of FAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                                      1997            1996
                                                   -------------------------
NET INCOME                   AS REPORTED           $ 193,640        $110,679
                             PRO FORMA               182,977         106,825
DILUTED EARNINGS PER SHARE   AS REPORTED                1.32            0.88
                             PRO FORMA                  1.25            0.85

        For pro forma disclosure, the fair value of compensatory stock options, restricted stock grants and stock purchase rights was estimated using the Black-Scholes option pricing model using the following weighted average assumptions for 1996: dividend yield of 0%; expected volatility of 0% for options granted prior to the IPO and 39.4% for options granted concurrently with the IPO, risk free interest rates ranging from 5.6% to 5.8%, and expected lives for each plan ranging from 1.71 years to 3.5 years. The following are the weighted average assumptions for 1997: dividend yield of 0%, expected volatility of 47.0%, risk free interest rates ranging from 5.9% to 7.0%, and expected lives for each plan to be 4.0 years.

Rollover Stock Option Plan

        Certain of the Company's employees participated in Ingram Industries' qualified and nonqualified stock option and SAR plans. Ingram Industries' plans provided for the grant of options and SARs at fair value. In conjunction with the Split-Off, Ingram Industries options and SARs held by the Company's employees and certain other Ingram Industries options, SARs and Incentive Stock Units ("ISUs") were converted to or exchanged for Ingram Micro options ("Rollover Stock Options") to purchase Class A Common Stock. Approximately 10,989,000 Rollover Stock Options were outstanding immediately following the conversion. The majority of the Rollover Stock Options will be fully vested by the year 2000, and no such options expire later than 10 years from the date of grant. The Company recorded a noncash compensation charge of approximately $7,152 ($5,915 net of tax) in 1997 and $23,350 ($19,483 net of tax) in 1996
related to the vested portion of certain Rollover Stock Options based on the difference between the estimated fair value of such options at the applicable measurement dates and the exercise price of such options. The weighted average fair value of Rollover Stock Options for pro forma disclosure was $7.60 in 1996.

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

        In 1997, the Company issued options under the Plan at exercise prices ranging from $20.12 to $30.18 to purchase approximately 1,900,000 shares of Class A Common Stock to certain executive officers, employees, and directors of the Company. The grant price is determined by the market price at the date of grant. The options to purchase 1,900,000 shares vest over five years and expire eight years from issue date.

        The weighted average fair value of options granted in 1997 and 1996 for pro forma disclosure was $11.34 and $3.87, respectively.

        A summary of the status of the Company's stock option plans as of January 3, 1998, December 28, 1996 and December 28, 1995 is presented below:

                                                            WEIGHTED-
                                            SHARES          AVERAGE
                                            (000'S)      EXERCISE PRICE
                                           ----------------------------
OUTSTANDING AT DECEMBER 30, 1995                --       $      --
ROLLOVER STOCK OPTIONS                      10,989            1.83
STOCK OPTIONS GRANTED DURING THE YEAR        9,756           12.79
STOCK OPTIONS EXERCISED                     (1,078)           1.32
FORFEITURES                                    (20)           1.87
                                           ----------------------------
OUTSTANDING AT DECEMBER 28, 1996            19,647            7.30
STOCK OPTIONS GRANTED DURING THE YEAR        1,888           23.22
STOCK OPTIONS EXERCISED                     (3,085)           2.13
FORFEITURES                                   (417)           5.67

                                           ----------------------------
OUTSTANDING AT JANUARY 3, 1998              18,033       $    7.46
                                           ============================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(DOLLARS IN 000S, EXCEPT PER SHARE DATA)



        The following table summarizes information about stock options outstanding and exercisable at January 3, 1998:


                                          OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
                          -----------------------------------------------------------------------------------------------
                                                WEIGHTED-
                                NUMBER          AVERAGE           WEIGHTED-            NUMBER              WEIGHTED-
        RANGE OF EXERCISE    OUTSTANDING        REMAINING          AVERAGE         EXERCISABLE AT           AVERAGE
              PRICES      AT 1/3/98 (000'S)       LIFE         EXERCISE PRICE      1/3/98 (000'S)        EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------------
        $0.66 - $  3.32        7,023              4.6           $     1.52              2,422                  $1.58
                  $7.00        3,987              6.5                 7.00                347                   7.00
                 $18.00        5,135              6.8                18.00                235                  18.00
        $20.12 -$ 30.18        1,888              7.5                23.22                 --                     --
                             -------                             ----------------------------------------------------
                              18,033                             $    7.46              3,004                 $ 3.49
                             =======                             ====================================================

        Stock options exercisable totaled 3,004 and 1,948 at January 3, 1998 and December 28, 1996, respectively, at weighted average exercise prices of $3.49 and $3.18, respectively.

1996 Employee Stock Purchase Plan

        In October 1996, the Board of Directors and stockholders adopted the 1996 Employee Stock Purchase Plan (the "ESPP"). The ESPP permits eligible employees of the Company to purchase Class A Common Stock through payroll deductions, provided that no employee may accrue the right to purchase more than $25 worth of stock under all employee stock purchase plans of the Company in any calendar year. Up to 1,000,000 shares of Class A Common Stock will be initially available for sale under the ESPP. The initial offering period commenced on November 1, 1996, and will end on the last market trading day on or before December 31, 1998. The purchase price under the initial offer is the lower of $18.00 per share or the last reported transaction price of the Class A Common Stock reported on the New York Stock Exchange on December 31, 1998. Employees may end their participation in the ESPP at any time during an offering period, and they will be paid their payroll deductions accumulated to date. The ESPP will terminate on December 31, 1998.

        A second offering ("ESPP2") pursuant to the ESPP commenced on June 29, 1997, and will end on the last market trading day on or before December 31, 1998. The ESPP2 has the same rights and restrictions as the ESPP except the purchase price under the ESPP2 is the lower of $24.06 per share or the last reported transaction price of the Class A Common Stock reported on the New York Stock Exchange on December 31, 1998. A third offering ("ESPP3") commenced on December 31, 1997, and will end on the last trading day on or before December 31, 1998. The ESPP3 has the same rights and restrictions as the ESPP except the purchase price under the ESPP3 is the lower of $29.12 per share or the last reported transaction price of the Class A Common Stock reported on the New York Stock Exchange on December 31, 1998.

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

Key Employee Stock Purchase Plan

        As of April 30, 1996, the Company adopted the Key Employee Stock Purchase Plan (the "Stock Purchase Plan") which provides for the issuance of up to 4,000,000 shares of Class B Common Stock to certain employees. In June 1996, the Company offered 2,775,000 shares of its Class B Common Stock for sale to certain employees pursuant to the Stock Purchase Plan, and subsequently sold 2,510,400 shares with proceeds of approximately $17,573. The shares sold thereby are subject to certain restrictions on transfer and to repurchase by the Company upon termination of employment prior to certain specified vesting dates at the original offering price. The Company has repurchased 140,000 of such shares.

        In addition, the Company granted, pursuant to the Stock Purchase Plan, 107,000 restricted shares of Class B Common Stock to certain officers and employees of the Company. These shares are subject to vesting. Prior to vesting, these restricted grant shares are subject to forfeiture to the Company without consideration upon termination of employment. At January 3, 1998, 10,000 of such shares have been forfeited to the Company. Unearned compensation in the amount of $679 related to the restricted shares was recorded as a separate component of stockholders' equity and is amortized to noncash compensation over the vesting period. The amount amortized to noncash compensation in 1997 and 1996 was $241 and $180, respectively.

        The detail of changes in the number of issued and outstanding shares of Class A Common Stock, Class B Common Stock, and Redeemable Class B Common Stock for the three year period ended January 3, 1998, is as follows:

                                                                   COMMON STOCK
                                                                                        REDEEMABLE
                                                    CLASS A           CLASS B            CLASS B
                                                --------------------------------------------------
DECEMBER 31, 1994                                         --        107,251,362                 --
SHARES ISSUED DURING THE YEAR                             --                 --                 --
                                                --------------------------------------------------
DECEMBER 30, 1995                                         --        107,251,362                 --
SHARES ISSUED DURING THE YEAR FOR:
  GRANT OF RESTRICTED CLASS B COMMON STOCK                              107,000
  FORFEITURE OF RESTRICTED
    CLASS B COMMON STOCK                                                 (5,000)
  SALE OF CLASS A COMMON STOCK                    23,200,000
  SALE OF REDEEMABLE CLASS B COMMON STOCK                                                2,510,400
  REPURCHASE OF REDEEMABLE
    CLASS B COMMON STOCK                                                                   (50,000)
  STOCK OPTIONS EXERCISED                          1,077,696
  CONVERSION OF CLASS B COMMON STOCK
    TO CLASS A COMMON STOCK                          770,000           (770,000)
                                                --------------------------------------------------
DECEMBER 28, 1996                                 25,047,696        106,583,362          2,460,400
  STOCK OPTIONS EXERCISED                          3,084,603
  REPURCHASE OF REDEEMABLE
    CLASS B COMMON STOCK                                                                   (90,000)
  FORFEITURE OF RESTRICTED
    CLASS B COMMON STOCK                                                 (5,000)
  CONVERSION OF CLASS B COMMON STOCK
    TO CLASS A COMMON STOCK                        9,234,090         (9,234,090)
                                                --------------------------------------------------
JANUARY 3, 1998                                   37,366,389         97,344,272          2,370,400
                                                ==================================================

COMPANY INFORMATION

BOARD OF DIRECTORS

JERRE L. STEAD
Chairman of the Board and Chief Executive Officer,
Ingram Micro Inc.

DON H. DAVIS, JR.
Chairman and Chief Executive Officer,
Rockwell International Corp.

DAVID B. INGRAM
Chairman and President, Ingram Entertainment Inc.

JOHN R. INGRAM
Co-President, Ingram Industries Inc.

MARTHA R. INGRAM
Chairman of the Board, Ingram Industries Inc.

PHILIP M. PFEFFER
President and Chief Operating Officer, Random House, Inc.

J. PHILLIP SAMPER
Chief Executive Officer, AVISTAR Systems Corp.

JOE B. WYATT
Chancellor, Vanderbilt University


CORPORATE OFFICES

Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA 92705
Phone: (714) 566-1000

ANNUAL MEETING

The 1998 Annual Meeting of Shareowners will be held at 11 a.m. (EDT) Wednesday, May 6, 1998, at 1740 Wehrle Drive in Williamsville, New York. Shareowners are cordially invited to attend.

SHAREOWNER INQUIRIES

Requests for information may be sent to the Investor Relations Department at our corporate offices.
Investor Relations' telephone information line:
(714) 566-1000 ext. 28282.
Investor Relations' electronic mail address:
investor.relations@ingrammicro.com.
Additional information also is available on our web site at www.ingrammicro.com.

TRANSFER AGENT AND REGISTRAR

First Chicago Trust Company of New York
Post Office Box 2500
Jersey City, NJ 07303-2500
(201) 324-1644


COMMON STOCK

The Class A Common Stock of Ingram Micro is traded on the New York Stock Exchange under the symbol "IM". Ingram Micro made its initial public offering on November 1, 1996, at a price of $18 per share.

Price Range of Class A Common Stock

                                        HIGH            LOW
FISCAL 1996     FOURTH QUARTER        $ 28.13        $  20.00

FISCAL 1997     FIRST QUARTER         $ 25.88        $  19.00
                SECOND QUARTER          25.25           20.75
                THIRD QUARTER           30.13           23.63
                FOURTH QUARTER          34.75           23.50


44