Form 10-K, Exhibit 13
period 1999-01-02
INGRAM MICRO INC
filed 1999-04-02
CIK 1018003

                                                                    EXHIBIT 13.1


                                    INDEX TO
                              FINANCIAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA                                    18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
   FINANCIAL CONDITION AND RESULTS OF OPERATIONS                        19

CONSOLIDATED BALANCE SHEET                                              30

CONSOLIDATED STATEMENT OF INCOME                                        31

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY                          32

CONSOLIDATED STATEMENTS OF CASH FLOWS                                   33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                              34

MANAGEMENT'S STATEMENT OF FINANCIAL RESPONSIBILITY                      51

REPORT OF INDEPENDENT ACCOUNTANTS                                       51

COMPANY INFORMATION                                                     52

SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents selected consolidated financial data of Ingram Micro Inc. ("Ingram Micro" or the "Company"). The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and notes thereto, included elsewhere in this Annual Report to Shareowners.

     The fiscal year of the Company is a 52- or 53-week period ending on the Saturday nearest to December 31. References below to 1994, 1995, 1996, 1997 and 1998 represent the fiscal years ended December 31, 1994 (52 weeks), December 30, 1995 (52 weeks), December 28, 1996 (52 weeks), January 3, 1998 (53 weeks), and January 2, 1999 (52 weeks), respectively.


                                                                           FISCAL YEAR
                                        ------------------------------------------------------------------------------------
(In 000s, except per share data)            1998              1997              1996              1995              1994
                                        ------------      ------------      ------------      ------------      ------------
SELECTED OPERATING INFORMATION
NET SALES                               $ 22,034,038      $ 16,581,539      $ 12,023,451      $  8,616,867      $  5,830,199
GROSS PROFIT                               1,391,168         1,085,689           812,384           605,686           438,975
INCOME FROM OPERATIONS(1)                    486,605           376,579           247,508           186,881           140,290
INCOME BEFORE INCOME TAXES
  AND MINORITY INTEREST(1)                   406,860           326,489           196,757           134,616           100,705
NET INCOME(1)                                245,175           193,640           110,679            84,307            63,344
BASIC EARNINGS PER SHARE(1)                     1.76              1.43              0.99              0.79              0.59
DILUTED EARNINGS PER SHARE(1)                   1.64              1.32              0.88              0.74              0.57
WEIGHTED AVERAGE COMMON
   SHARES OUTSTANDING                    139,263,810       135,764,053       112,285,058       107,251,362       107,251,362
DILUTED WEIGHTED AVERAGE COMMON
   SHARES OUTSTANDING                    149,537,870       146,307,532       125,436,376       114,517,371       110,641,131
                                        ------------      ------------      ------------      ------------      ------------
SELECTED BALANCE SHEET INFORMATION
CASH                                    $     96,682      $     92,212      $     48,279      $     56,916      $     58,369
TOTAL ASSETS                               6,733,404         4,932,151         3,366,947         2,940,898         1,974,289
TOTAL DEBT(2)                              1,720,456         1,141,131           304,033           850,548           552,283
STOCKHOLDERS' EQUITY                       1,399,257         1,038,206           825,150           310,795           221,344
                                        ------------      ------------      ------------      ------------      ------------

-------------

(1) Reflects a noncash compensation charge in 1998, 1997, and 1996 of $4.6 million ($3.7 million, or $0.02 per share, net of tax) and $7.2 million ($5.9 million, or $0.04 per share, net of tax) and $23.4 million ($19.5 million, or $0.16 per share, net of tax), respectively, in connection with the granting of Rollover Stock Options and certain restricted stock. See Notes 12 and 13 of Notes to Consolidated Financial Statements.

(2) Includes long-term debt, convertible debentures, current maturities of long-term debt and debt due to Ingram Industries.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

     In evaluating the business of Ingram Micro Inc., readers should carefully consider the important factors discussed under Exhibit 99.01 to the Company's Annual Report on Form 10-K for fiscal year ended January 2, 1999 and "--Cautionary Statements for the Purpose of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995."

OVERVIEW

     Ingram Micro is the leading wholesale distributor of computer-based technology products and services worldwide. The Company's net sales have grown to $22.0 billion in 1998 from $5.8 billion in 1994 while net income has grown to $245.2 million in 1998 from $63.3 million in 1994. The growth reflects substantial expansion of the Company's existing operations, resulting from the successful integration of 19 acquisitions worldwide, the addition of new customers, increased sales to the existing customer base, as well as the addition of new product categories and suppliers. Overall, however, even adjusting for the fact that 1997 was a 53-week year, the Company's revenue and income grew at a slower rate in 1998 than in 1997.

     The Company's gross margins declined to 6.3% in 1998 from 7.5% in 1994. The computer-based technology products wholesale distribution industry in which the Company operates is characterized by narrow gross and operating margins that have declined industrywide in recent years primarily due to intense price competition. The Company expects these competitive pricing pressures to continue in the foreseeable future. In addition, in late 1994 the Company entered the master reseller business, which typically has lower gross margins with a lower operating cost model and reduced financing costs. The increase in the master reseller business as a percentage of net sales also contributed to the reduction in gross margins during the period.

     The Company's operating margins have declined less than gross margins. Operating margins declined to 2.2% in 1998 from 2.4% in 1994. To partially offset the decline in gross margins, the Company has continually instituted operational and expense controls that have reduced selling, general, and administrative ("SG&A") expenses as a percentage of net sales to 4.1% in 1998 from 5.1% in 1994. The U.S. operations have benefited from greater economies of scale compared to the non-U.S. operations, thereby producing higher operating margins. There can be no assurance that the Company will be able to continue to reduce operating expenses as a percentage of net sales to mitigate any further reductions in gross margins. Net margins, excluding noncash compensation charges, have remained constant at approximately 1.1% since 1994. Operating margins and net margins were impacted in 1996, 1997 and 1998 by the noncash compensation charges described below.

     Frameworks(TM), Total Integration Services(TM) ("Frameworks"), a value-added initiative launched in 1997, allows the Company to provide channel assembly and custom configuration, and to produce private-label or unbranded systems for its customers. Start-up costs associated with its initial investment included the acquisition of assembly facilities and related business in The Netherlands and the startup of a manufacturing facility in Memphis, Tennessee. Additionally, during its development phase in 1998, Frameworks formed an alliance with Solectron Corporation, a leading contract manufacturer in computer technology, which is expected to result in increased manufacturing and assembly capacity around the world.

     Ingram Micro entered the master reseller business in late 1994 with the launch of Ingram Alliance. The Company further expanded its master reseller business by acquiring Intelligent Electronics, Inc.'s Reseller Network Division ("RND") in July 1997 and integrating RND into Ingram Alliance. Concurrent with the RND acquisition, the Company more fully integrated its master reseller business into its wholesale distribution business. A substantial majority of the Company's master reseller sales were funded by floor plan financing companies whose fees were previously subsidized by the Company's suppliers. Prior to 1998, the Company typically received payment from these financing institutions within three business days from the date of the sale, allowing the Company's master reseller business to operate at much lower relative working capital levels than the Company's wholesale distribution business. During the third and fourth quarters of 1998, two of the industry's leading hardware manufacturers reduced their flooring fee subsidies. As a result, payment from the floor plan financing companies is now received generally within 15 days, which has increased working capital requirements within the master reseller business and consequently increased average borrowing levels and interest costs.

     The computer-based technology products and services distribution business is capital-intensive. The Company has relied heavily on debt financing for its increasing working capital needs to grow both organically and through acquisitions. The Company's business also requires significant levels of capital to finance accounts receivable and product inventory that is not financed by trade creditors. On June 9, 1998, the Company sold $1.33 billion aggregate principal amount at maturity of its Zero Coupon Convertible Senior Debentures due 2018 in a private placement. The Company has subsequently registered the resale of these debentures with the Securities and Exchange Commission (the "SEC").

MANAGEMENT'S DISCUSSION AND ANALYSIS  CONTINUED

     Gross proceeds from this offering were $460.4 million. The Company also has revolving credit facilities of approximately $1.65 billion, as well as uncommitted facilities of approximately $260 million. The Company's interest expense for any current or future indebtedness will be subject to fluctuations in interest rates and may cause fluctuations in the Company's net income.

     In November 1996, the Company was split-off (the "Split-Off") from Ingram Industries Inc. ("Ingram Industries"), the former parent company, and Ingram Entertainment Inc. ("Ingram Entertainment"), and the Company completed an initial public offering (the "IPO") of its Class A Common Stock that raised $393.8 million, net of underwriters' discounts and expenses, of which approximately $366.3 million was used to repay certain indebtedness to Ingram Industries.

     In connection with the Split-Off, certain outstanding Ingram Industries stock options, incentive stock units ("ISUs"), and stock appreciation rights ("SARs") held by certain employees of Ingram Industries, Ingram Entertainment, and Ingram Micro were converted to options to purchase up to an aggregate of approximately 10,989,000 shares of Class A Common Stock ("Rollover Stock Options"). The Company recorded a pre-tax noncash compensation charge of approximately $23.4 million ($19.5 million, net of tax) in 1996, $7.2 million ($5.9 million, net of tax) in 1997 and $4.6 million ($3.7 million, net of tax) in 1998 primarily related to the vested portion of certain Rollover Stock Options grants based on the difference between the estimated fair value of the Company's common stock at the applicable measurement dates and the exercise price of such options. The Company will record additional noncash compensation charges over the remaining vesting periods of the Rollover Stock Options. These additional charges, including charges for certain 1996 restricted stock grants, are expected to be approximately $2.7 million ($1.9 million, net of tax) for 1999 and $1.1 million ($0.7 million, net of tax) for 2000.

RESULTS OF OPERATIONS

     The following table sets forth the Company's net sales by geographic region (excluding intercompany sales), and the percentage of total net sales represented thereby, for each of the periods indicated.

                                              FISCAL YEAR

                                                1998                    1997                    1996
                                       ---------------------    --------------------     ----------------------
                                                                (Dollars in millions)
NET SALES BY GEOGRAPHIC REGION:
UNITED STATES                          $14,393         65.3%    $11,540         69.6%    $ 8,058         67.0%
EUROPE                                   5,624         25.5%      3,353         20.2%      2,590         21.6%
OTHER INTERNATIONAL                      2,017          9.2%      1,689         10.2%      1,375         11.4%
                                       -------      -------     -------      -------     -------      -------
TOTAL                                  $22,034        100.0%    $16,582        100.0%    $12,023        100.0%
                                       =======      =======     =======      =======     =======      =======

    The following table sets forth certain items from the Company's Consolidated Statement of Income as a percentage of net sales, for each of the periods indicated.


                                                           PERCENTAGE OF NET SALES
                                                                  FISCAL YEAR
                                                      --------------------------------
                                                        1998         1997         1996
                                                      ------       ------       ------
NET SALES                                             100.0%       100.0%       100.0%
COST OF SALES                                          93.7%        93.5%        93.2%
                                                      -----        -----        -----
GROSS PROFIT                                            6.3%         6.5%         6.8%
EXPENSES:
  SG&A EXPENSES                                         4.1%         4.2%         4.5%
  NONCASH COMPENSATION CHARGE                           0.0%         0.0%         0.2%
                                                      -----        -----        -----
INCOME FROM OPERATIONS                                  2.2%         2.3%         2.1%
OTHER EXPENSE, NET                                      0.4%         0.3%         0.5%
                                                      -----        -----        -----
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST        1.8%         2.0%         1.6%
PROVISION FOR INCOME TAXES                              0.7%         0.8%         0.7%
MINORITY INTEREST                                       0.0%         0.0%         0.0%
                                                      -----        -----        -----
NET INCOME                                              1.1%         1.2%         0.9%
                                                      =====        =====        =====

1998 Compared to 1997

     Consolidated net sales increased 32.9% to $22.0 billion in 1998 from $16.6 billion in 1997. The increase in worldwide net sales was primarily attributable to the addition of new customers, increased sales to the existing customer base, expansion of the Company's product offerings, growth in the computer-based technology products and services industry in general, and the July 1998 acquisition of a 95% ownership interest in Munich, Germany-based Macrotron AG ("Macrotron").

     Net sales from U.S. operations increased 24.7% to $14.4 billion in 1998 from $11.5 billion in 1997 primarily due to growth of its current business, which was favorably impacted by the RND acquisition in July 1997. The U.S. sales increase was tempered, however, by manufacturers making more product directly available to resellers during the fourth quarter of 1998, resulting in less business through wholesale distribution. Net sales from European operations increased 67.8% to $5.6 billion in 1998 from $3.4 billion in 1997 due primarily to the acquisition of Macrotron, as well as to the overall growth in the Company's existing European operations. Other international net sales increased 19.4% to $2.0 billion in 1998 from $1.7 billion in 1997 primarily due to the acquisition of Computacion Tecnica, S.A. ("Computek") in Latin America as well as growth in the Company's Canadian operations.

     Gross profit, as a percentage of net sales, decreased to 6.3% in 1998 from 6.5% in 1997. During the fourth quarter of 1998, the Company's operations experienced a significant decrease in gross profit percentage compared to the fourth quarter of 1997, which has continued into 1999. These decreases were largely attributable to significant competitive pricing pressures experienced primarily in the U.S. and the larger countries in Europe. The Company expects these competitive pricing pressures to continue in the foreseeable future. Furthermore, during 1998, the Company incurred significant costs associated with its investment in Frameworks, which negatively impacted gross profit. The Company expects that its losses associated with Frameworks will continue in fiscal 1999, but to a lesser extent due to expected revenue growth, the reduction of start-up costs, and continued cost-control measures.

     Total SG&A expenses increased 28.2% to $900.0 million in 1998 from $702.0 million in 1997, but decreased as a percentage of net sales to 4.1% in 1998 from 4.2% in 1997. The increase in SG&A spending was attributable to the acquisitions in July 1998 of Macrotron, a manufacturing facility and related business in The Netherlands in June 1998, the full year's effect of the 1997 acquisitions of RND and Computek, as well as the increased expenses required to support the expansion of the Company's business. Expenses related to expansion consisted of incremental personnel and support costs, lease expenses relating to new operating facilities, and expenses associated with the development and maintenance of information systems. The overall decrease in SG&A expenses as a percentage of sales is attributable to economies of scale from greater sales volume as well as continued cost-control measures.

     Excluding the noncash compensation charges, total income from operations decreased as a percentage of net sales to 2.2% in 1998 from 2.3% in 1997. U.S. income from operations, excluding the noncash compensation charge, increased as a percentage of net sales to 2.8% in 1998 from 2.7% in 1997; however, European income from operations, excluding the noncash compensation charge, decreased as a percentage of net sales to 1.1% in 1998 from 1.2% in 1997. For geographic regions outside the U.S. and Europe, income from operations, excluding noncash compensation charges, decreased as a percentage of net sales to 1.4% in 1998 from 1.9% in 1997, primarily due to currency devaluations and overall weaker economies in Latin America. During 1998, the Company recorded a noncash compensation charge of $4.6 million ($3.7 million, net of tax) in connection with the Rollover Stock Options, while in 1997, the Company recorded a noncash compensation charge of $7.2 million ($5.9 million, net of tax) in connection with the Rollover Stock Options. Income from operations, including noncash compensation charges, increased 29.2% to $486.6 million in 1998 from $376.6 million in 1997, and, as a percentage of net sales, decreased to 2.2% in 1998 from 2.3% in 1997.

     Other expense, net, consisting primarily of interest, foreign currency exchange losses and miscellaneous nonoperating expenses, increased 59.2% to $79.7 million in 1998 from $50.1 million in 1997. Other expense, net, also increased as a percentage of net sales to 0.4% in 1998 from 0.3% in 1997. Toward the end of 1998, the Company's interest expense grew as a result of increased borrowings to finance acquisitions; the investment in SOFTBANK Corp. ("SOFTBANK"), Japan's largest distributor of software, peripherals and networking products; expansion of the Company's business; ongoing sales growth; and maintenance of higher accounts receivable levels. Accounts receivable levels were higher primarily due to a reduction in master reseller sales as a percentage of total sales and due to the changing vendor terms and conditions associated with floor plan financing arrangements of those sales. In 1999, the Company expects its interest expense to grow due to increased working capital requirements needed to support the growth of the Company's business, the 1998 acquisition of Macrotron, and the increase of the Company's ownership interest in Electronic Resources Ltd. ("ERL") to approximately 95% in the first quarter of 1999. In addition, as discussed above, if the Company continues to experience less favorable floor plan financing terms, interest expense will likely increase. The increase in other expense also reflects an increase in foreign currency exchange losses primarily attributable to ongoing international economic conditions that have led to weaker currencies in Latin America as compared to the U.S. dollar.

MANAGEMENT'S DISCUSSION AND ANALYSIS  CONTINUED

     The provision for income taxes increased 23.0% to $161.7 million in 1998 from $131.5 million in 1997, reflecting the 24.6% increase in the Company's income before income taxes. The Company's effective tax rate was 39.7% in 1998 compared to 40.3% in 1997. The decrease in the effective tax rate was primarily due to the reduction in the noncash compensation charge, much of which is not deductible for tax purposes, as well as the effect of certain international taxes in 1998.

     Excluding the noncash compensation charges, net income increased 24.7% to $248.8 million in 1998 from $199.6 million in 1997 and, as a percentage of net sales, decreased to 1.1% in 1998 from 1.2% in 1997. Pro forma diluted earnings per share, excluding the noncash compensation charges, increased 22.1% to $1.66 in 1998 from $1.36 in 1997. Net income, including the noncash compensation charges, increased 26.6% to $245.2 million in 1998 from $193.6 million in 1997. Diluted earnings per share, including the noncash compensation charge, increased 24.2% to $1.64 in 1998 from $1.32 in 1997.

1997 Compared to 1996

     Consolidated net sales increased 37.9% to $16.6 billion in 1997 from $12.0 billion in 1996. The increase in worldwide net sales was attributable to growth in the computer-based technology products and services industry in general, the addition of new customers, increased sales to the existing customer base, expansion of the Company's product offerings, and the acquisition of several companies in 1997.

     Net sales from U.S. operations increased 43.2% to $11.5 billion in 1997 from $8.1 billion in 1996. U.S. net sales were positively impacted by the acquisition of RND, which was completed on July 18, 1997. Net sales from European operations increased 29.4% to $3.4 billion in 1997 from $2.6 billion in 1996. Other international net sales increased 22.9% to $1.7 billion in 1997 from $1.4 billion in 1996, primarily due to the growth in net sales from the Company's Mexican and Canadian operations.

     Gross profit as a percentage of net sales decreased to 6.5% in 1997 from 6.8% in 1996. This decrease was largely attributable to the increase as a percentage of net sales of the master reseller business, which has lower margins, as well as competitive pricing pressures.

     Total SG&A expenses increased 29.6% to $702.0 million in 1997 from $541.5 million in 1996, but decreased as a percentage of net sales to 4.2% in 1997 from 4.5% in 1996. The increased level of spending was attributable to expenses required to support expansion of the Company's business, consisting primarily of incremental personnel and support costs, lease expenses relating to new operating facilities, and expenses associated with the development and maintenance of information systems. The decrease in SG&A expenses as a percentage of sales is attributable to the growth of the Company's master reseller business, which utilizes a lower-cost business model, and economies of scale from higher sales volumes.

     During 1997, the Company recorded a noncash compensation charge of $7.2 million ($5.9 million, net of tax) in connection with the Rollover Stock Options. In 1996, the Company recorded a noncash compensation charge of $23.4 million ($19.5 million, net of tax) in connection with the Rollover Stock Options.

     Excluding the noncash compensation charges, total income from operations remained constant as a percentage of net sales at 2.3% in 1997 and 1996. Income from operations in the United States excluding the noncash compensation charge remained constant as a percentage of net sales at 2.7% in 1997 and 1996. Income from operations in Europe, excluding the noncash compensation charge, increased as a percentage of net sales to 1.2% in 1997 from 0.8% in 1996. This increase was partially offset by a decrease in income from operations, excluding the noncash compensation charge, as a percentage of net sales for geographic regions outside the United States and Europe to 1.9% in 1997 from 2.2% in 1996.

     Income from operations, including the noncash compensation charges, increased 52.1% to $376.6 million in 1997 from $247.5 million in 1996, and, as a percentage of net sales, increased to 2.3% in 1997 from 2.1% in 1996.

     Other expense, net, which consists primarily of net interest expense (including interest expense charged by Ingram Industries in 1996), foreign currency exchange losses, and miscellaneous nonoperating expenses, decreased 1.3% to $50.1 million in 1997 from $50.8 million in 1996, and decreased as a percentage of net sales to 0.3% in 1997 from 0.5% in 1996. Although other expense, net, remained relatively constant overall, the Company experienced lower interest expense in 1997, primarily due to the reduction in average outstanding borrowings (including amounts due to Ingram Industries) following the IPO. The Company's interest expense increased toward the end of 1997 as a result of increased borrowings to finance acquisitions and the expansion of the Company's business.

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

QUARTERLY DATA; SEASONALITY

     The Company's quarterly sales and operating results have varied in the past and will likely continue to do so in the future as a result of seasonal variations in the demand for the products and services offered by the Company; the introduction of new hardware and software technologies and products offering improved features and functionality; the introduction of new products and services by the Company and its competitors; the loss or consolidation of a significant supplier or customer; changes in the level of operating expenses; inventory adjustments; product supply constraints; competitive conditions including pricing; interest rate fluctuations; the impact of acquisitions; currency fluctuations; and general economic conditions. The Company's narrow operating margins may magnify such fluctuations. Specific historical seasonal variations in the Company's operating results have included a reduction of demand in Europe during the summer months, increased Canadian government purchasing in the first quarter, and worldwide pre-holiday stocking in the retail channel during the September-to-November period. In addition, the product cycle of major products may materially impact the Company's business, financial condition, or results of operations.

     The following table sets forth certain unaudited quarterly historical financial data for each of the 8 quarters in the period ended January 2, 1999. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in the Company's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the selected quarterly information. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report to Shareowners. The operating results for any quarter shown are not necessarily indicative of results for any future period.

                                                            CONSOLIDATED QUARTERLY INFORMATION

                                                       INCOME        INCOME BEFORE                     BASIC        DILUTED
                                 NET        GROSS       FROM        INCOME TAXES AND        NET       EARNINGS      EARNINGS
                                SALES      PROFIT    OPERATIONS    MINORITY INTEREST      INCOME     PER SHARE     PER SHARE
                                -----      ------    ----------    -----------------      ------     ---------     ---------
                                                           (In millions, except per share data)

FISCAL YEAR ENDED JANUARY 3, 1998
  THIRTEEN WEEKS ENDED(1):
    MARCH 29, 1997             $3,650.0    $234.7        $ 78.8          $ 69.0            $40.4        $0.30         $0.28
    JUNE 28, 1997               3,716.8     242.1          79.2            68.0             40.0         0.30          0.27
    SEPTEMBER 27, 1997          4,087.3     264.0          85.6            75.7             44.3         0.32          0.30
    JANUARY 3, 1998(2)          5,127.4     344.9         133.0           113.8             68.9         0.51          0.47

FISCAL YEAR ENDED JANUARY 2, 1999
  THIRTEEN WEEKS ENDED(3):
    APRIL 4, 1998              $5,150.1    $329.9        $116.2          $ 94.0            $56.5        $0.41         $0.38
    JULY 4, 1998                4,956.1     315.5         110.8            92.8             55.6         0.40          0.37
    OCTOBER 3, 1998             5,708.0     357.8         118.4            99.3             59.8         0.43          0.40
    JANUARY 2, 1999             6,219.8     388.0         141.2           120.8             73.3         0.52          0.49

(1) Reflects a noncash compensation charge of $1.8 million, $1.7 million, $1.8 million, and $1.9 million for the first, second, third and fourth quarters of 1997, respectively, in connection with the granting of the Rollover Stock Options.

(2)  Fourteen weeks ended January 3, 1998.

(3) Reflects a noncash compensation charge of $1.1 million for each of the first, second, third and fourth quarters of 1998 in connection with the granting of the Rollover Stock Options.

     As indicated in the table above, the increases in the Company's net sales in the fourth-quarter of each fiscal year have generally been higher than those in the other three quarters in the same fiscal year. The trend of higher fourth quarter net sales is attributable to calendar year-end business purchases and holiday period purchases made by customers. Additionally, gross profit in the fourth quarter of each year has historically been favorably impacted by attractive year-end product buying opportunities, which have often resulted in higher purchase discounts to the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

     The Company has financed its growth and cash needs largely through income from operations and borrowings, trade and supplier credit, the public sale of 23,200,000 shares of its Class A Common Stock at $18.00 per share in the IPO completed in November 1996, and the sale of Zero Coupon Convertible Senior Debentures in June 1998.

     Cash used by operating activities was $278.5 million in 1998 as compared to $647.7 million in 1997 and cash provided by operating activities of $78.0 million in 1996. The significant decrease in cash used by operating activities in 1998 compared to 1997 was partially attributable to the increase in net income and the increase in trade creditor financing of product inventory through the increase in accounts payable. The significant decrease in cash provided by operating activities in 1997 compared to 1996 was primarily attributable to increases in accounts receivable and product inventory that was not financed by trade creditors, resulting from the continued growth of the Company.

     Net cash used by investing activities was $218.6 million, $193.3 million, and $107.2 million in 1998, 1997, and 1996, respectively. These increases were due in part to the Company's expansion of warehouses and other facilities as well as the Company's commitment to growth through acquisitions and strategic alliances. In 1998, the Company used approximately $97 million in cash for acquisitions, net of cash acquired (see Note 4 of the Notes to Consolidated Financial Statements), and approximately $50 million in a strategic alliance with SOFTBANK. Mitigating the uses of cash, the Company entered into a sale/leaseback agreement whereby the Company sold its Santa Ana, California, facility and a portion of its Buffalo, New York, facility to a third party and received approximately $75 million in cash. In 1997, the Company used approximately $34.0 million in cash for acquisitions, net of cash acquired, and approximately $71.2 million in cash for the purchase of common stock, warrants and an option to acquire additional common stock of ERL (see Note 4 of the Notes to Consolidated Financial Statements). In 1996, purchases of property and equipment included $22.6 million related to the acquisition, in connection with the Split-Off, of certain previously leased facilities utilized by the Company.

     Net cash provided by financing activities was $497.1 million, $888.4 million, and $21.3 million in 1998, 1997 and 1996, respectively. Net cash provided by financing activities in 1998 was primarily due to the proceeds from the convertible debentures and Company stock option exercises. The reduction of cash provided by financing activities in 1998 compared to 1997 is due in part to the Company's ability to finance its operations through trade creditors as well as the increase in proceeds from stock option exercises. Net cash provided by financing activities in 1997 was due primarily to the increase in revolving credit of $770.4 million. Net cash provided by financing activities in 1996 includes the receipt of $393.8 million in net proceeds from the IPO. Net cash provided by financing activities in 1996 decreased as a result of the repayment of borrowings from Ingram Industries totaling $513.8 million as a result of the Split-Off as well as a $20.0 million distribution to Ingram Industries. The decrease in borrowings from Ingram Industries was partially offset by proceeds from debt totaling $49.7 million and net borrowings under the revolving credit facilities of $80.6 million.

Acquisitions

     In 1998, the Company completed acquisitions of Macrotron, Nordemaq Commercial de Maquinas Nordeste Ltda ("Nordemaq"), a Brazilian computer products distributor, Tulip Computer N.V.'s assembly facility and related business in 's-Hertogenbosch, The Netherlands, and the remaining 30% minority interest in Ingram Dicom S.A. de C.V., a Mexican subsidiary. The combined cash consideration was approximately $97 million, net of cash acquired (see Note 4 of the Notes to Consolidated Financial Statements).

     In December 1997, the Company completed its purchase of approximately 21% of the outstanding common stock, and approximately 19% of an outstanding class of warrants of ERL, a publicly traded electronic components distributor based in Singapore, for approximately $71 million. In January 1999, the Company purchased additional shares from specific shareholders, which brought the Company's total ownership to approximately 39.6%. In January and February 1999, the Company made open-market purchases of ERL shares and warrants, and on February 19, 1999, completed a tender offer for the remaining outstanding shares and warrants of ERL. These purchases resulted in a 95% ownership of the outstanding common stock and a 95% ownership of the outstanding warrants of ERL. The combined cash consideration paid in 1999 was approximately $233 million (see Notes 4 and 14 of the Notes to Consolidated Financial Statements).

Capital Resources

     The Company has three credit facilities with bank syndicates providing an aggregate credit availability of $1.65 billion. Under the credit facilities, the Company is required to comply with certain financial covenants, including minimum tangible net worth, restrictions on funded debt and interest coverage. The credit facilities also restrict the Company's ability to pay dividends. Borrowings are subject to the satisfaction of customary conditions, including the absence of any material adverse change in the Company's business or financial condition. On January 2, 1999, the Company had $994.5 million in outstanding borrowings under the credit facilities.

     In November 1996, the Company sold 23,200,000 shares of Class A Common Stock in the IPO at $18.00 per share. The Company received net proceeds of $393.8 million, of which approximately $366.3 million was used to repay certain existing indebtedness to Ingram Industries.

     The Company has an arrangement with a trust pursuant to which certain U.S. trade accounts receivable of the Company are transferred to the trust, which in turn has sold certificates representing undivided interests in the total pool of trade receivables without recourse. The trust has issued fixed-rate, medium-term certificates and a variable-rate certificate to support a commercial paper program. At January 2, 1999, the amount of medium-term certificates outstanding totaled $100 million, and the amount of commercial paper outstanding totaled $150 million. The Company believes that there are sufficient trade accounts receivables to support the outstanding medium-term certificates as well as the commercial paper program.

     On June 9, 1998, the Company sold $1.33 billion aggregate principal amount at maturity of its Zero Coupon Convertible Senior Debentures due 2018 in a private placement. The Company has subsequently registered the resale of these debentures with the SEC. Gross proceeds from this offering were $460.4 million and were used primarily to pay outstanding indebtedness. The debentures were sold at an issue price of $346.18 per $1,000 principal amount at maturity (representing a yield to maturity of 5.375% per annum), and are convertible into shares of the Company's Class A Common Stock at a rate of 5.495 shares per $1,000 principal amount at maturity, subject to adjustment under certain circumstances. The debentures are currently convertible into approximately 7.3 million shares of the Company's Class A Common Stock. The debentures are redeemable for cash at the option of the Company on or after June 9, 2003, at the issue price plus accrued original issue discount to the date of the redemption. Each debenture is subject to repurchase at the option of the holder as of June 9, 2001, June 9, 2003, June 9, 2008, or June 9, 2013, or if there is a Fundamental Change (as defined), at the issue price plus accrued original issue discount to the date of the redemption. In the event of repurchase at the option of a holder (other than upon a Fundamental Change), the Company may, at its option, pay in cash or Class A Common Stock, or any combination thereof. In the case of any such repurchase as of June 9, 2001, the Company may elect, in lieu of the payment of cash or Class A Common Stock, to satisfy the redemption in new Zero Coupon Convertible Senior Debentures due 2018. At January 2, 1999, the issue price plus accrued original issue discount was $473.5 million.

     The Company and its foreign subsidiaries have uncommitted lines of credit, commercial paper, and short-term overdraft facilities in various currencies which aggregated $260 million and $119 million at the end of 1998 and 1997, respectively. These facilities are used principally for working capital and bear interest at market rates.

     The proceeds from stock option exercises provide an additional source of cash to the Company. In 1998, 1997 and 1996, respectively, cash proceeds from the exercise of stock options, including applicable tax benefits, totaled $93.9 million, $28.4 million and $11.3 million, respectively.

     The Company believes that cash provided by operating activities, supplemented as necessary with funds available under credit arrangements (including the $1.65 billion in credit facilities and the sale of the Company's convertible debentures), will provide sufficient resources to meet its present and future working capital and cash requirements for at least the next 12 months, or earlier if the Company were to engage in significant, material corporate transactions not currently anticipated, in which event the Company anticipates that additional financing may be required.

Capital Expenditures

     The Company presently expects to spend approximately $175 million in 1999 for capital expenditures due to continued expansion of its business.

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED

MARKET RISK

     The Company is exposed to the impact of foreign currency fluctuations and interest rate changes due to its international sales and global funding. In the normal course of business, the Company employs established policies and procedures to manage its exposure to fluctuations in the value of foreign currencies and interest rates using a variety of financial instruments. It is the Company's policy to utilize financial instruments to reduce risks where internal netting cannot be effectively employed. It is the Company's policy not to enter into foreign currency or interest rate transactions for speculative purposes.

     In addition to product sales and costs, the Company has foreign currency risk related to debt that is denominated in currencies other than the dollar and cross-currency swaps hedging intercompany debt. The Company's foreign currency risk management objective is to protect its earnings and cash flows resulting from sales, purchases and other transactions from the adverse impact of exchange rate movements. Foreign exchange risk is managed by using forward and option contracts to hedge receivables and payables. By policy, the Company maintains hedge coverage between minimum and maximum percentages. Cross-currency swaps are used to hedge foreign currency denominated payments related to intercompany and third-party loans. Hedged transactions are denominated primarily in British pounds, Canadian dollars, French francs, German marks, Italian lira, Spanish pesetas, and Swedish krona.

     The Company is exposed to changes in interest rates primarily as a result of its long-term debt used to maintain liquidity and finance inventory, capital expenditures and business expansion. Interest rate risk is also present in the cross-currency swaps hedging intercompany and third-party loans. The Company's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives the Company uses a combination of fixed- and variable-rate debt. As of January 2, 1999, approximately 28% of the outstanding debt had fixed interest rates. The Company finances working capital needs through various bank loans and commercial paper programs.

MARKET RISK MANAGEMENT

     Foreign exchange and interest rate risk and related derivatives use is monitored using a variety of techniques including a review of market value, sensitivity analysis and Value-at-Risk ("VaR"). The VaR model determines the maximum potential loss in the fair value of foreign exchange rate-sensitive financial instruments assuming a one-day holding period. The VaR model estimates were made assuming normal market conditions and a 95% confidence level. There are various modeling techniques that can be used in the VaR computation. The Company's computations are based on interrelationships between currencies and interest rates (a "variance/co-variance" technique). These interrelationships were determined by observing foreign currency market changes and interest rate changes over the preceding 90 days. The value of foreign currency options does not change on a one-to-one basis with changes in the underlying currency rate. The potential loss in option value was adjusted for the estimated sensitivity (the "delta" and "gamma") to changes in the underlying currency rate. The model includes all of the Company's forwards, options, cross-currency swaps and nonfunctional currency denominated debt (i.e., the Company's market-sensitive derivative and other financial instruments as defined by the SEC). The accounts receivable and accounts payable denominated in foreign currencies, which certain of these instruments are intended to hedge, were excluded from the model.

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

     The estimated maximum loss in fair value on the Company's foreign currency-sensitive financial instruments and interest rate-sensitive financial instruments, derived using the VaR model and a one-day holding period, was $1.3 million and $1.6 million, respectively, at January 2, 1999. The Company believes that this hypothetical loss in fair value of its derivatives would be offset by increases in the value of the underlying transactions being hedged.

EURO CONVERSION

     On January 1, 1999, a single currency called the euro was introduced in Europe. Eleven of the 15 member countries of the European Union adopted the euro as their common legal currency on that date. Fixed conversion rates between these participating countries' existing currencies (the "legacy currencies") and the euro were established as of that date. The legacy currencies are scheduled to remain legal tender as denominations of the euro until at least January 1, 2002 (but not later than July 1, 2002). During this transition period, parties may settle transactions using either the euro or a participating country's legacy currency. Beginning in January 2002, new euro-denominated bills and coins will be issued, and legacy currencies will be withdrawn from circulation. The Company has implemented plans to address the issues raised by the euro currency conversion. These plans include, among others, the need to adapt computer information systems and business processes and equipment to accommodate euro-denominated transactions; the need to analyze the legal and contractual implications on contracts; and the ability of the Company's customers and vendors to accommodate euro-denominated transactions on a timely basis. Since the implementation of the euro on January 1, 1999, the Company has experienced improved efficiencies in its cash management program in Europe as all intracompany transactions within participating countries are conducted in euros. In addition, the Company has reduced hedging activities in Europe for transactions conducted between euro-participating countries. Since the Company's information systems and processes generally accommodate multiple currencies, the Company anticipates that modifications to its information systems, equipment and processes will be made on a timely basis and does not expect any failures that would have a material adverse effect on the Company's financial position or results of operations, or that the costs of such modifications will have a material effect on the Company's financial position or results of operations. The Company has not experienced any material adverse effects on its financial position or results of operations in connection with the January 1, 1999 first-stage conversion.

YEAR 2000 MATTERS

Introduction

     The Company's Year 2000 ("Y2K") readiness issues are broad and complex. As is the case with many computer software systems, some of the Company's systems use two-digit data fields that recognize dates using the assumption that the first two digits are "19" (i.e., the number "99" is recognized as the year "1999"). Therefore, the Company's date-critical functions relating to the year 2000 and beyond, such as sales, distribution, purchasing, inventory control, merchandise planning and replenishment, facilities, and financial systems, may be severely affected unless changes are made to these systems.

State of Readiness

     With the assistance of an outside consultant, the Company commenced a review of its internal information technology ("IT") systems to identify applications that are not Y2K ready and to assess the impact of the Y2K problem. The Company has developed an overall plan to modify its internal systems to be Y2K ready. In addition, the Company formed a Y2K Global Project Team to provide global oversight to the Company's Y2K readiness activities in the IT and non-IT areas, the assessment of Y2K risks in connection with third-party relationships and the development of contingency plans.

     The Company's Y2K plan is divided into three major sections: IT systems, non-IT systems ("Non-IT Systems"), and Y2K interfaces with material third parties. The broad phases of the plan are generally common to all three sections. The phases consist of: (1) inventorying potential Y2K sensitive items,
(2) assigning priorities to identified items, (3) assessing the Y2K readiness of items determined to be material to the Company, (4) repairing or replacing material items that are determined not to be Y2K ready ("remediation"), (5) testing material items and/or certification of Y2K readiness, i.e., validation and written confirmation that the process, activity or component can properly process a date beyond December 31, 1999, as it does earlier dates and (6) designing and implementing contingency and business-continuation plans for the Company.

     Please refer to "--Contingency Planning and Risks" regarding the Company's progress for its Y2K plan with respect to ERL, which became a subsidiary of the Company in February 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED

Information Technology Systems

     The Company has completed an inventory and technical assessment (with the exception of personal computers, which are assessed and remediated in a single step) of all of its global hardware, operating systems, software (including business applications, but excluding desktop software such as office tools) and electronic interfaces that were in operation by the end of December 1998 ("IT Systems") for Y2K remediation. With the exception of the Company's recently acquired German subsidiary, Macrotron, the Company has completed remediation and unit testing or upgrading/replacement of the mainframe part of its IT Systems, and anticipates that it will complete the remediation, unit testing and/or upgrading/replacement process on the balance of its IT Systems, which includes client servers and personal computers, in the second quarter of 1999. As a result of the Company's continued integration and consolidation of the Macrotron facilities, the Company anticipates that the second-quarter 1999 target date for remediation and unit testing or upgrading/replacement of Macrotron's IT Systems will be extended by two months. The Company anticipates that it will complete system and century testing and certification of Y2K readiness of all of its IT Systems in the third quarter of 1999.

     The Company uses different test methodologies for different phases: (1) unit testing is used to verify that the individually changed components function properly at the unit level, (2) system/integration testing is used to verify that all changed components function as a complete system, (3) regression testing is used to verify that changes made for Y2K readiness do not impact any other functions within the IT system, and (4) century testing, i.e., simulating the transition to January 1, 2000, is used to validate that the entire IT system will function on or after such date.

     With respect to desktop software on the Company's personal computers, the Company provided to its associates before the end of 1998 a list of Y2K ready versions of software. Associates were advised that if they have non-Y2K ready versions of software on their personal computers, they must request upgrades to Y2K ready versions of software. The Company will provide the necessary IT support to upgrade associates' personal computers and will periodically remind associates to assure that the necessary upgrades occur and to make appropriate adjustments to date-sensitive databases or programs.

Non-Information Technology Systems

     The Non-IT Systems consist of any device that is able to store and report date-related information, such as access control systems, elevators, escalators, conveyors and sensors; building systems; and other items containing a microprocessor or an internal clock, such as handheld computers used to assist with inventory control, electric power distribution systems and vaults. The Company has completed a global inventory and assessment of its Non-IT Systems. The Company's plan provides that by the end of the second quarter of 1999, all Non-IT Systems that are deemed business-critical will either (a) have written certifications that they are Y2K ready (e.g., confirmations from manufacturers that the product is not impacted by the Y2K date transition or will continue to operate on and after January 1, 2000, just as it did prior to such date) or (b) have been replaced and/or modified to be Y2K ready.

Y2K Interfaces With Material Third Parties

     The Company has commenced an inventory of third parties (including, among others, domestic and international suppliers and vendors, financial service providers and transportation and other logistics providers) whose Y2K noncompliance could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, the Company has been sending questionnaires to all such third parties in order to determine their current Y2K status, tracking responses to these questionnaires and using such responses towards contingency plan development. The Company anticipates that it will have completed such assessment and inquiry by the end of the second quarter of 1999. Follow-up inquiries, where appropriate, are planned throughout the remainder of 1999.

Costs to Address Y2K Readiness

     The Company has incurred approximately $3.8 million to date on Y2K readiness efforts (excluding compensation and benefit costs for associates who do not work full time on the Y2K project and costs of systems upgrades that would normally have been made on a similar timetable) with respect to IT Systems and anticipates that its total expenditures will not exceed $10 million. However, such amount does not reflect costs for upgrades to servers, personal computers, communications equipment and Non-IT Systems on a global basis as a result of potential new acquisitions and/or business relationships throughout the remainder of 1999 as the scope of this cost will not be known until the Company has completed technical assessment of all of these areas. Although there are opportunity costs and some diversion of human resources to the Company's Y2K readiness efforts, management believes that no significant IT projects have been deferred or accelerated due to this effort.

Contingency Planning and Risks

     The Y2K Global Project Team is responsible for the development of a global contingency plan to address the Company's at-risk business functions as a result of Y2K issues. The Company anticipates that development of such a global contingency plan will be completed in the second quarter of 1999. In the normal course of business, the Company maintains and deploys contingency plans designed to address various other potential business interruptions. For example, the Company has the capability in the United States to automatically reroute incoming telephone calls, such as from its Santa Ana (West Coast sales) facility to its Buffalo (East Coast sales) facility, and the ability to reroute warehouse shipping from one U.S. location to another location. Although these plans are not Y2K specific, they may be applicable to address limited Y2K failures or interruption of support provided by some third parties resulting from their failure to be Y2K ready.

     The Company's global IT and Non-IT operations are highly centralized in the United States. The Company's strategy with respect to Y2K readiness is to resolve its Y2K issues from a global perspective first through its U.S. operations. For example, the Company's core enterprise system, IMpulse, is based in the U.S. but operates globally. Remediation of this system is effective across the Company's entire operations. However, the Company may continue to experience risks with respect to new acquisitions where new management may not be as familiar with the Company's computer systems (although the Company strives to convert newly acquired operations to IMpulse as soon as possible), or the existing associates may not be familiar with the Company's Y2K plan. For example, the Company completed an unconditional tender offer for ERL's shares and warrants on February 19, 1999. The Company currently believes that it will complete the various stages with respect to IT Systems, Non-IT Systems and Y2K interfaces with material third parties in the ERL organization approximately two months later than the target dates set forth above. A similar extension of approximately two months of the target date for the remediation and unit testing or upgrading/replacement of IT Systems for the Company's recently acquired Macrotron organization in Germany is anticipated.

     The failure to correct a material Y2K problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failure could materially and adversely affect the Company's results of operations, liquidity and financial condition. In addition, the Company's operating results could be materially adversely affected if it were to be held responsible for the failure of any products sold by the Company to be Y2K ready despite the Company's disclaimer of product warranties and the limitation of liability contained in its sales terms and conditions.

CAUTIONARY STATEMENTS FOR PURPOSES OF THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     The matters in this Annual Report that are forward-looking statements are based on current management expectations that involve certain risks, including without limitation: the potential decline as well as seasonal variations in demand for the Company's products; the potential termination of a supply agreement with a major supplier; continued pricing and margin pressures; product supply shortages; rapid product improvement and technological changes, and resulting obsolescence risks; unavailability of adequate capital; the impact on management of growth and acquisitions; foreign currency fluctuations; the failure to achieve substantial Year 2000 readiness; and reliability of information systems. For a further discussion of these and other significant factors to consider in connection with forward-looking statements concerning the Company, reference is made to Exhibit 99.01 of the Company's Annual Report on Form 10-K for fiscal year ended January 2, 1999; other risks or uncertainties may be detailed from time to time in the Company's future SEC filings.

NEW ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), which will become effective for the Company in fiscal 2000. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. However, the Company does not expect the adoption of FAS 133 to have a material impact on its reported consolidated financial condition or results of operations.

                           CONSOLIDATED BALANCE SHEET
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)


                                                                         FISCAL YEAR END
                                                                   -----------------------------
                                                                       1998              1997
                                                                   -----------       -----------

ASSETS
  CURRENT ASSETS:

    CASH                                                           $    96,682       $    92,212
    TRADE ACCOUNTS RECEIVABLE (LESS ALLOWANCES OF $55,904
       IN 1998 AND $48,541 IN 1997)                                  2,562,050         1,635,728
    INVENTORIES                                                      3,094,227         2,492,646
    OTHER CURRENT ASSETS                                               278,591           225,408
                                                                   -----------       -----------
       TOTAL CURRENT ASSETS                                          6,031,550         4,445,994
  PROPERTY AND EQUIPMENT, NET                                          254,718           215,148
  GOODWILL, NET                                                        232,112           142,478
  OTHER                                                                215,024           128,531
                                                                   -----------       -----------
       TOTAL ASSETS                                                $ 6,733,404       $ 4,932,151
                                                                   ===========       ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
  CURRENT LIABILITIES:

    ACCOUNTS PAYABLE                                               $ 3,306,045       $ 2,415,001
    ACCRUED EXPENSES                                                   254,627           292,515
    CURRENT MATURITIES OF LONG-TERM DEBT                                38,978            21,869
                                                                   -----------       -----------
       TOTAL CURRENT LIABILITIES                                     3,599,650         2,729,385

    CONVERTIBLE DEBENTURES                                             473,475                --
    OTHER LONG-TERM DEBT                                             1,208,003         1,119,262
    OTHER                                                               45,205            23,843
                                                                   -----------       -----------
       TOTAL LIABILITIES                                             5,326,333         3,872,490
                                                                   -----------       -----------

  MINORITY INTEREST                                                         --             4,862
                                                                   -----------       -----------
  COMMITMENTS AND CONTINGENCIES (NOTE 9)
  REDEEMABLE CLASS B COMMON STOCK                                        7,814            16,593
                                                                   -----------       -----------

  STOCKHOLDERS' EQUITY:

    PREFERRED STOCK, $0.01 PAR VALUE, 1,000,000 SHARES
       AUTHORIZED; NO SHARES ISSUED AND OUTSTANDING                         --                --

    CLASS A COMMON STOCK, $0.01 PAR VALUE, 265,000,000 SHARES
       AUTHORIZED; 66,520,715 AND 37,366,389 SHARES
       ISSUED AND OUTSTANDING IN 1998 AND 1997, RESPECTIVELY               665               374

    CLASS B COMMON STOCK, $0.01 PAR VALUE, 135,000,000 SHARES
       AUTHORIZED; 75,459,710 AND 99,714,672 SHARES
       ISSUED AND OUTSTANDING IN 1998 AND 1997 (INCLUDING
       1,116,250 AND 2,370,400 REDEEMABLE SHARES
       IN 1998 AND 1997), RESPECTIVELY                                     743               973

    ADDITIONAL PAID IN CAPITAL                                         591,235           484,912

    RETAINED EARNINGS                                                  811,616           566,441

    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)                       (4,914)          (14,236)

    UNEARNED COMPENSATION                                                  (88)             (258)
                                                                   -----------       -----------
       TOTAL STOCKHOLDERS' EQUITY                                    1,399,257         1,038,206
                                                                   -----------       -----------
       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $ 6,733,404       $ 4,932,151
                                                                   ===========       ===========

       See accompanying notes to these consolidated financial statements.

                        CONSOLIDATED STATEMENT OF INCOME
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

                                                                         FISCAL YEAR
                                                     --------------------------------------------------
                                                          1998               1997               1996
                                                     ------------       ------------       ------------
NET SALES                                            $ 22,034,038       $ 16,581,539       $ 12,023,451

COST OF SALES                                          20,642,870         15,495,850         11,211,067
                                                     ------------       ------------       ------------

GROSS PROFIT                                            1,391,168          1,085,689            812,384

EXPENSES:

  SELLING, GENERAL AND ADMINISTRATIVE                     900,001            701,958            541,526
  NONCASH COMPENSATION CHARGE                               4,562              7,152             23,350
                                                     ------------       ------------       ------------
                                                          904,563            709,110            564,876
                                                     ------------       ------------       ------------

INCOME FROM OPERATIONS                                    486,605            376,579            247,508

OTHER (INCOME) EXPENSE:

  INTEREST INCOME                                          (5,652)            (3,924)            (2,060)
  INTEREST EXPENSE                                         72,181             37,940             14,812
  INTEREST EXPENSE CHARGED BY INGRAM INDUSTRIES                --                 --             35,123
  NET FOREIGN CURRENCY EXCHANGE LOSS                        6,247              2,430                701
  OTHER                                                     6,969             13,644              2,175
                                                     ------------       ------------       ------------
                                                           79,745             50,090             50,751
                                                     ------------       ------------       ------------

INCOME BEFORE INCOME TAXES AND
  MINORITY INTEREST                                       406,860            326,489            196,757
PROVISION FOR INCOME TAXES                                161,685            131,463             84,889
                                                     ------------       ------------       ------------

INCOME BEFORE MINORITY INTEREST                           245,175            195,026            111,868

MINORITY INTEREST                                              --              1,386              1,189
                                                     ------------       ------------       ------------
NET INCOME                                           $    245,175       $    193,640       $    110,679
                                                     ============       ============       ============

BASIC EARNINGS PER SHARE                             $       1.76       $       1.43       $       0.99
                                                     ============       ============       ============

DILUTED EARNINGS PER SHARE                           $       1.64       $       1.32       $       0.88
                                                     ============       ============       ============

       See accompanying notes to these consolidated financial statements.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                (DOLLARS IN 000S)

                                                                                         ACCUMULATED
                                                               ADDITIONAL                   OTHER
                                     COMMON STOCK                PAID IN     RETAINED    COMPREHENSIVE     UNEARNED
                                 CLASS A         CLASS B         CAPITAL     EARNINGS     INCOME (LOSS)  COMPENSATION    TOTAL
                                 -------         -------         -------     --------     -------------  ------------    -----

DECEMBER 30, 1995               $    --       $    1,073       $   22,427   $  282,122    $    5,173      $      --    $  310,795
DISTRIBUTION TO
  INGRAM INDUSTRIES                                                            (20,000)                                   (20,000)
GRANT OF RESTRICTED CLASS B
  COMMON STOCK                                         1              713                                      (714)           --
NET PROCEEDS FROM
  SALE OF CLASS A
  COMMON STOCK                      232                           393,612                                                 393,844
NONCASH COMPENSATION
  CHARGE RELATED TO
  STOCK OPTIONS                                                    23,170                                                  23,170
STOCK OPTIONS EXERCISED              10                             1,612                                                   1,622
INCOME TAX BENEFIT FROM
  EXERCISE OF STOCK OPTIONS                                         8,123                                                   8,123
CONVERSION OF CLASS B
   COMMON STOCK TO
   CLASS A COMMON STOCK               8               (8)                                                                      --
AMORTIZATION OF UNEARNED
   COMPENSATION                                                                                                 180           180
COMPREHENSIVE
  INCOME (LOSS)                                                                110,679        (3,263)                     107,416
                             ----------       ----------       ----------   ----------    ----------     ----------    ----------

DECEMBER 28, 1996                   250            1,066          449,657      372,801         1,910           (534)      825,150
NONCASH COMPENSATION
  CHARGE RELATED TO
  STOCK OPTIONS                                                     6,876                                                   6,876
STOCK OPTIONS EXERCISED              31                             6,546                                                   6,577
INCOME TAX BENEFIT FROM
  EXERCISE OF STOCK OPTIONS                                        21,833                                                  21,833
CONVERSION OF CLASS B
  COMMON STOCK TO
  CLASS A COMMON STOCK               93              (93)                                                                      --
AMORTIZATION OF UNEARNED
   COMPENSATION                                                                                                 276           276
COMPREHENSIVE
  INCOME (LOSS)                                                                193,640       (16,146)                     177,494
                             ----------       ----------       ----------   ----------    ----------     ----------    ----------

JANUARY 3, 1998                     374              973          484,912      566,441       (14,236)          (258)    1,038,206
VESTING OF REDEEMABLE
  CLASS B COMMON STOCK                                11            8,118                                                   8,129
NONCASH COMPENSATION
  CHARGE RELATED TO
  STOCK OPTIONS                                                     4,392                                                   4,392
STOCK OPTIONS EXERCISED              50                            36,337                                                  36,387
INCOME TAX BENEFIT FROM
   EXERCISE OF STOCK OPTIONS                                       57,476                                                  57,476
CONVERSION OF CLASS B
  COMMON STOCK TO
  CLASS A COMMON STOCK              241             (241)                                                                      --
AMORTIZATION OF UNEARNED
  COMPENSATION                                                                                                  170           170
COMPREHENSIVE
  INCOME (LOSS)                                                                245,175         9,322                      254,497
                             ----------       ----------       ----------   ----------    ----------     ----------    ----------
JANUARY 2, 1999              $      665       $      743       $  591,235   $  811,616    $   (4,914)    $      (88)   $1,399,257
                             ==========       ==========       ==========   ==========    ==========     ==========    ==========

       See accompanying notes to these consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                (DOLLARS IN 000S)


                                                                        Fiscal Year
                                                         -----------------------------------------
                                                            1998            1997            1996
                                                         ---------       ---------       ---------
CASH (USED) PROVIDED BY OPERATING ACTIVITIES:
  NET INCOME                                             $ 245,175       $ 193,640       $ 110,679
  ADJUSTMENTS TO RECONCILE NET INCOME TO
    CASH (USED) PROVIDED BY OPERATING ACTIVITIES:
    DEPRECIATION AND AMORTIZATION                           67,942          47,835          36,170
    DEFERRED INCOME TAXES                                    3,532           8,226          (1,635)
    MINORITY INTEREST                                           --           1,387           1,189
    NONCASH COMPENSATION CHARGE                              4,562           7,152          23,350
    NONCASH INTEREST EXPENSE ON DEBENTURES                  14,248              --              --
  CHANGES IN OPERATING ASSETS AND LIABILITIES,
    NET OF EFFECTS OF ACQUISITIONS:
    TRADE ACCOUNTS RECEIVABLE                             (786,727)       (485,711)       (237,747)
    INVENTORIES                                           (445,324)       (542,886)       (239,054)
    OTHER CURRENT ASSETS                                   (17,473)        (61,642)        (46,291)
    ACCOUNTS PAYABLE                                       694,880          92,396         399,995
    ACCRUED EXPENSES                                       (59,348)         91,912          31,372
                                                         ---------       ---------       ---------
      CASH (USED) PROVIDED BY OPERATING ACTIVITIES        (278,533)       (647,691)         78,028
                                                         ---------       ---------       ---------

CASH (USED) PROVIDED BY INVESTING ACTIVITIES:
  PURCHASE OF PROPERTY AND EQUIPMENT                      (143,236)       (101,458)       (105,584)
  PROCEEDS FROM SALE OF PROPERTY AND EQUIPMENT              75,321          12,963              --
  ACQUISITIONS, NET OF CASH ACQUIRED                       (96,550)        (33,960)             --
  EQUITY INVESTMENT IN ERL                                      --         (71,212)             --
  PURCHASE OF AVAILABLE-FOR-SALE SECURITIES                (50,262)             --              --
  OTHER                                                     (3,867)            320          (1,596)
                                                         ---------       ---------       ---------
       CASH (USED) BY INVESTING ACTIVITIES                (218,594)       (193,347)       (107,180)
                                                         ---------       ---------       ---------

CASH PROVIDED (USED) BY FINANCING ACTIVITIES:
  PROCEEDS FROM SALE OF CLASS A COMMON STOCK                    --              --         393,844
  PROCEEDS FROM (REPURCHASE OF) REDEEMABLE
    CLASS B COMMON STOCK                                      (650)           (630)         17,223
  EXERCISE OF STOCK OPTIONS INCLUDING TAX BENEFITS          93,863          28,410          11,331
  (REPAYMENT) OF BORROWINGS FROM INGRAM INDUSTRIES              --              --        (513,792)
  (REPAYMENT) PROCEEDS OF DEBT                             (80,689)         90,219          49,717
  PROCEEDS FROM ISSUANCE OF CONVERTIBLE DEBENTURES,
    NET OF ISSUANCE COSTS                                  449,604              --              --
  NET BORROWINGS UNDER REVOLVING CREDIT FACILITIES          34,978         770,367          80,618
  DISTRIBUTION TO INGRAM INDUSTRIES                             --              --         (20,000)
  MINORITY INTEREST INVESTMENT                                  --              --           2,400
                                                         ---------       ---------       ---------
       CASH PROVIDED BY FINANCING ACTIVITIES               497,106         888,366          21,341
                                                         ---------       ---------       ---------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                      4,491          (3,395)           (826)
                                                         ---------       ---------       ---------

INCREASE (DECREASE) IN CASH                                  4,470          43,933          (8,637)

CASH, BEGINNING OF YEAR                                     92,212          48,279          56,916
                                                         ---------       ---------       ---------

CASH, END OF YEAR                                        $  96,682       $  92,212       $  48,279
                                                         =========       =========       =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAYMENTS DURING THE YEAR:

  INTEREST                                               $  61,706       $  36,185       $  50,071
  INCOME TAXES                                             109,108         107,129         101,091

       See accompanying notes to these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

     Ingram Micro Inc. (the "Company" or "Ingram Micro"), formerly Ingram Micro Holdings Inc., is primarily engaged in wholesale distribution of computer-based technology products and services worldwide. The Company conducts the majority of its operations in North America, Europe and Latin America. In November 1996, the Company's former parent, Ingram Industries Inc. ("Ingram Industries"), consummated a split-off of the Company in a tax-free reorganization (the "Split-Off"). In connection with the Split-Off, certain stockholders of Ingram Industries exchanged all or some of their shares of Ingram Industries Common Stock for 107,251,362 shares of Class B Common Stock of the Company in specified ratios (see Note 3).

     The accompanying historical consolidated financial statements have been prepared as if the Company had operated as an independent stand-alone entity for all periods presented except that prior to the Split-Off, the Company generally had no significant borrowings in North America other than amounts due to Ingram Industries (see Notes 7 and 11).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The equity method of accounting is used for the Company's 50% or less owned affiliates, over which the Company has the ability to exercise significant influence.

Fiscal Year

     The fiscal year of the Company is a 52- or 53-week period ending on the Saturday nearest to December 31. All references herein to "1998" represent the 52-week fiscal year ended January 2, 1999. All references herein to "1997" represent the 53-week fiscal year ended January 3, 1998, and all references herein to "1996" represent the 52-week fiscal year ended December 28, 1996.

Use of Estimates

     Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the financial statement date, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

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

     The Company's suppliers generally warrant the products distributed by the Company and allow the Company to return defective products, including those that have been returned to the Company by its customers. The Company does not independently warrant the products it distributes; however, the Company does warrant the following: (1) services with regard to products configured for its customers, and (2) products it builds to order from components purchased from other sources. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience. Warranty expense was not material to the Company's Consolidated Statement of Income.

     The Company generated approximately 40% of its net sales in fiscal 1998, 38% in 1997, and 35% in 1996 from products purchased from three vendors.

Foreign Currency Translation and Remeasurement

     Financial statements of foreign subsidiaries, for which the functional currency is the local currency, are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for statement of income items. Translation adjustments are recorded in other comprehensive income. The functional currency of the Company's subsidiaries in Latin America is the U.S. dollar; accordingly, the monetary assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues, expenses, gains or losses are translated at the average exchange rate for the period, and nonmonetary assets and liabilities are translated at historical rates. The resultant remeasurement gains and losses of these subsidiaries are recognized in the Consolidated Statement of Income. Gains and losses from foreign currency transactions are included in the Consolidated Statement of Income.

Fair Value of Financial Instruments

     The carrying amounts of cash, accounts receivable, accounts payable and other accrued expenses approximate fair value because of the short maturity of these items. The carrying amounts of debt issued pursuant to bank credit agreements approximate fair value because interest rates on these instruments approximate current market interest rates. The carrying amount of the Zero Coupon Convertible Debentures including accrued original issue discount approximates fair value based upon available market information.

Cash

     Book overdrafts of $228,556 and $108,399 as of January 2, 1999, and January 3, 1998, respectively, are included in accounts payable. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories

     Inventories are stated at the lower of average cost or market.

Long-Lived Assets

     The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely. An impairment loss would be recognized when the sum of the expected, undiscounted future net cash flows is less than the carrying amount of the asset.

Property and Equipment

     Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life:


BUILDINGS                   40 YEARS
LEASEHOLD IMPROVEMENTS      3 - 17 YEARS
DISTRIBUTION EQUIPMENT      5 - 7 YEARS
COMPUTER EQUIPMENT          2 - 5 YEARS

     Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized.

Goodwill

     Goodwill is amortized on a straight-line basis over periods ranging from five to 30 years. Accumulated amortization was $31,621 at January 2, 1999, and $21,638 at January 3, 1998. Amortization expense totaled $10,269, $4,955, and $2,990 for 1998, 1997, and 1996, respectively. The Company assesses the realizability of goodwill consistent with its policy for long-lived assets.

Investments in Available-for-Sale Securities

     The Company classifies its marketable equity securities as available-for-sale in accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These securities are carried at fair market value, with unrealized gains and losses reported in stockholders' equity as a component of other comprehensive income (loss). Gains or losses on securities sold are based on the specific identification method.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

     During 1998, the Company purchased approximately $50,000 in equity securities. These securities had a gross unrealized holding gain of $6,666 as of January 2, 1999. Income taxes have not been provided on the unrealized gain due to tax planning strategies that the Company believes will reduce its tax consequences to an immaterial amount.

Concentration of Credit Risk

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable and derivative financial instruments. Credit risk with respect to trade accounts receivable is limited due to the large number of customers and their dispersion across geographic areas. The Company sells its products primarily in the United States, Europe, Canada and Latin America. The Company performs ongoing credit evaluations of its customers' financial conditions, obtains credit insurance in certain locations and requires collateral in certain circumstances. The Company maintains an allowance for potential credit losses. Historically, such losses have been within management's expectations.

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

     Foreign exchange risk is managed by using forward and option contracts to hedge receivables and payables. Written foreign currency options are used to mitigate currency risk in conjunction with purchased options. Currency interest rate swaps and forward rate agreements are used to hedge foreign currency denominated principal and interest payments related to intercompany and third-party loans.

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

     The notional amount of forward exchange contracts and options is the amount of foreign currency bought or sold at maturity. The notional amount of currency interest rate swaps and forward rate agreements are the underlying principal and currency amounts used in determining the interest payments exchanged over the life of the swap. Notional amounts are indicative of the extent of the Company's involvement in the various types and uses of derivative financial instruments and are not a measure of the Company's exposure to credit or market risks through its use of derivatives. The estimated fair value of derivative financial instruments represents the amount required to enter into like offsetting contracts with similar remaining maturities based on quoted market prices.

     Credit exposure for derivative financial instruments is limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the obligations of the Company to the counterparties. Potential credit losses are minimized through careful evaluation of counter-party credit standing, selection of counterparties from a limited group of high-quality institutions and other contract provisions.

     Derivative financial instruments comprise the following:


                                                 1998                           1997
                                        ------------------------     -------------------------
                                        NOTIONAL       ESTIMATED     NOTIONAL       ESTIMATED
                                        AMOUNTS       FAIR VALUE      AMOUNTS       FAIR VALUE
                                        -------       ----------      -------       ----------

FOREIGN EXCHANGE FORWARD CONTRACTS      $702,343      $ (1,648)      $279,911      $  2,197
PURCHASED FOREIGN CURRENCY OPTIONS        32,604            78         37,966           320
WRITTEN FOREIGN CURRENCY OPTIONS          18,652          (111)        49,214          (185)
CURRENCY INTEREST RATE SWAPS             200,732           628         15,832         1,492
FORWARD RATE AGREEMENTS                  149,400            10             --           ---

Comprehensive Income

     Effective in the first quarter of 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"). FAS 130 establishes standards for reporting and displaying comprehensive income and its components in the Company's consolidated financial statements. Comprehensive income is defined in FAS 130 as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources.

     The components of accumulated other comprehensive income (loss) are as follows:


                                        FOREIGN            CHANGE IN          ACCUMULATED
                                        CURRENCY       UNREALIZED GAIN ON       OTHER
                                       TRANSLATION       AVAILABLE-FOR-SALE   COMPREHENSIVE
                                       ADJUSTMENT          SECURITIES         INCOME (LOSS)
                                       ----------          ----------         -------------
BALANCE AT DECEMBER 30, 1995            $  5,173             $     --            $  5,173
  CURRENT YEAR CHANGE                     (3,263)                  --              (3,263)
                                        --------             --------            --------
BALANCE AT DECEMBER 28, 1996               1,910                   --               1,910
  CURRENT YEAR CHANGE                    (16,146)                  --             (16,146)
                                        --------             --------            --------
BALANCE AT JANUARY 3, 1998               (14,236)                  --             (14,236)
  CURRENT YEAR CHANGE                      2,656                6,666               9,322
                                        --------             --------            --------
BALANCE AT JANUARY 2, 1999              $(11,580)            $  6,666            $ (4,914)
                                        ========             ========            ========

Accounting for Stock-Based Compensation

     The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("FAS 123"). As permitted by FAS 123, the Company continues to measure compensation cost in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), but provides pro forma disclosures of net income and earnings per share as if the fair-value method had been applied.

Earnings Per Share

     The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128"), and related interpretations. FAS 128 requires dual presentation of Basic Earnings per Share ("Basic EPS") and Diluted Earnings per Share ("Diluted EPS"). Basic EPS excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the reported period, after giving retroactive effect to the Split-Off (see Notes 1 and 3). Diluted EPS reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised using the treasury stock method or the if-converted method, where applicable.

     The composition of Basic EPS and Diluted EPS is as follows:


                                                            1998                1997             1996
                                                      ---------------     ---------------     ------------
NET INCOME                                            $       245,175     $       193,640     $    110,679
                                                      ===============     ===============     ============
WEIGHTED AVERAGE SHARES                                   139,263,810         135,764,053      112,285,058
                                                      ===============     ===============     ============
BASIC EARNINGS PER SHARE                              $          1.76     $          1.43     $       0.99
                                                      ===============     ===============     ============

WEIGHTED AVERAGE SHARES INCLUDING
    THE DILUTIVE EFFECT OF STOCK OPTIONS
    (10,274,060, 10,543,479, AND 13,151,318 FOR
    FISCAL 1998, 1997, AND 1996, RESPECTIVELY)            149,537,870         146,307,532      125,436,376
                                                      ===============     ===============     ============
DILUTED EARNINGS PER SHARE                            $          1.64     $          1.32     $       0.88
                                                      ===============     ===============     ============

     At January 2, 1999, there was $473,475 in Zero Coupon Convertible Debentures that are convertible into 7,308,350 shares of Class A Common Stock (see Note 7). In 1998, these potential shares were excluded from the computation of Diluted EPS because their effect would be antidilutive. Additionally, there were approximately 388,000, 262,000, and -0- options in 1998, 1997, and 1996, respectively, that were not included in the computation of Diluted EPS because the exercise price was greater than the average market price of the Class A Common Stock, thereby resulting in an antidilutive effect.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

New Accounting Standards

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), which will become effective for the Company in fiscal 2000. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The Company does not expect the adoption of FAS 133 to have a material impact on its reported consolidated financial condition or results of operations.

     In 1998, the Company elected to adopt the provisions of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement requires capitalization of computer software costs that meet both the definition of internal-use software and defined criteria for capitalization. The Company amortizes the costs of computer software developed or obtained for internal use on a straight-line basis over the estimated life of the software. The impact of adoption was not material to the Company's consolidated financial statements.

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

     In connection with the Reorganization Agreement, the Company entered into an Employee Benefits Transfer and Assumption Agreement with Ingram Industries, which provided for the allocation of employee benefit assets and liabilities to each of the parties' respective employees. The Company also entered into a Tax Sharing and Tax Services Agreement pursuant to which the Company will be responsible for its allocable share of Ingram Industries' consolidated federal and state income tax liabilities for fiscal 1996 through the date of the Split-Off and approximately 73% of any adjustment in excess of reserves already established by Ingram Industries for past federal and state liabilities of the Company and Ingram Industries. Similarly, the Company will share in any refunds received with respect to such periods. The Company also entered into Transitional Service Agreements related to certain administrative services and data processing (see Note 11).

     Pursuant to the Exchange Agreement, certain stockholders of Ingram Industries exchanged all or some of their shares of Ingram Industries Common Stock for 107,251,362 shares of Class B Common Stock of the Company in specified ratios.

NOTE 4 - ACQUISITIONS

     In July 1998, the Company completed the acquisition of Tech Data Corporation's 99% and 91% interest in the outstanding common and preferred stock, respectively, of Macrotron AG ("Macrotron") for approximately $100,000 in cash. Macrotron is based in Munich, Germany, and operates primarily in Germany, Austria, and Switzerland. The acquisition was accounted for using the purchase method, and the results of Macrotron's operations have been combined with those of the Company since July 1, 1998, the effective date of acquisition. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the net assets acquired is approximately $80,000 and is being amortized on a straight-line basis over 30 years.

     In June 1998, the Company completed its acquisition of Tulip Computer N.V.'s assembly facility and related business in 's-Hertogenbosch, The Netherlands. In October 1998, the Company completed its purchase of the remaining 30% minority interest in Ingram Dicom S.A. de C.V. ("Dicom"), a Mexican subsidiary. In December 1998, the Company completed the acquisition of Nordemaq Commercial de Maquinas Nordeste Ltda, a Brazilian computer products distributor. The combined consideration paid was approximately $19,000. The acquisitions were accounted for using the purchase method of accounting and the results of operations have been combined with those of the Company since the respective dates of acquisition. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over net assets acquired for these acquisitions totaled approximately $9,000 and is being amortized on a straight-line basis over 20 years.

     Pro forma financial information has not been presented because the effect of the 1998 acquisitions was not significant.

     In December 1997, the Company completed its purchase of 49,606,000 shares or approximately 21% of the outstanding common stock of Electronic Resources Ltd. ("ERL"), a publicly traded electronic components distributor based in Singapore and operating in Australia, New Zealand, and seven Asian countries. In addition, the Company purchased approximately 19% of an outstanding class of warrants to acquire 8,443,195 shares of ERL. The aggregate purchase price for this transaction was approximately $71,000. The Company accounted for the investment in fiscal 1998 and 1997 under the equity method. The Company's investment in ERL has been recorded in other assets at January 2, 1999, and January 3, 1998, and includes the unamortized excess of the Company's investment over its equity in the net assets of ERL. This excess of approximately $38,000 and $40,000 at January 2, 1999, and January 3, 1998, respectively, is being amortized on a straight-line basis over its estimated useful life of 20 years. At January 2, 1999, the aggregate market value of the Company's share of ERL common stock and warrants, as quoted on the Stock Exchange of Singapore, was approximately $49,239. The Company commenced a tender offer for ERL shares subsequent to January 2, 1999 (see Note 14).

     On July 18, 1997, the Company completed the acquisition of the Intelligent Electronics Inc. indirect distribution business, its Reseller Network Division ("RND"). The purchase price was $73,000, payable by the assumption of liabilities in excess of current assets (including $30,000 in cash acquired), based on the balance sheet of RND at closing. This acquisition was accounted for using the purchase method, and the results of RND's operations have been combined with those of the Company since the date of acquisition. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of purchase price over net assets acquired of approximately $88,000 is being amortized on a straight-line basis over 20 years.

     The following table reflects unaudited pro forma combined results of operations of the Company and RND as if the acquisition had occurred at the beginning of fiscal 1996. These unaudited pro forma results have been prepared for comparative purposes only and include certain pro forma adjustments. Such pro forma amounts are not necessarily indicative of what actual consolidated results of operations might have been or will be in the future. Pro forma combined results of operations for the year ended December 28, 1996, exclude a nonrecurring charge of approximately $61,600 taken by RND in fiscal 1996 primarily relating to the write-off of previously recorded goodwill. If this nonrecurring charge was included, pro forma combined results of operations for the year ended December 28, 1996, would reflect net income of $44,623 and diluted earnings per share of $0.36.


                                                  FISCAL YEAR
                                      ----------------------------------
                                         1997                   1996
                                      -----------            -----------

NET SALES                             $17,630,842            $15,109,451
NET INCOME                            $   177,119            $   106,223
DILUTED EARNINGS PER SHARE            $      1.21            $      0.85

     In April 1997, the Company acquired Tallgrass Technologies AS., a distributor of computer products based in Norway. In August 1997, the Company acquired J&W Computer GmbH, a distributor of computer products with operations in Germany, France, Switzerland, and Austria. In November 1997, the Company acquired Computacion Tecnica, S.A, a distributor of computer products with operations in Chile, Brazil, Peru, and Florida. In December 1997, the Company acquired Latino Americana de Software, a distributor of primarily software products with operations in Brazil, and TT Microtrading Oy, a software distribution company based in Finland. The combined consideration paid was approximately $75,053. The acquisitions were accounted for using the purchase method of accounting and the results of operations of the acquired companies have been combined with those of the Company since the respective dates of acquisition. The purchase price was allocated to the assets acquired and the liabilities assumed based upon their estimated fair values at the respective dates of acquisition. The excess of purchase price over net assets acquired for all five acquisitions totaled approximately $50,000 and is being amortized on a straight-line basis over 20 years. Pro forma results of operations have not been presented because the effect of these five acquisitions was not significant.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

NOTE 5 - ACCOUNTS RECEIVABLE

     From February 1993 through the Split-Off, the Company had an arrangement with Ingram Industries whereby the Company sold all of its domestic trade accounts receivable to Ingram Industries on an ongoing basis. Ingram Industries transferred certain trade accounts receivable from the Company and other Ingram Industries affiliates to a trust that sold certificates representing undivided interests in the total pool of trade receivables without recourse.

     In connection with the Split-Off, in partial satisfaction of amounts due to Ingram Industries, the Ingram Industries' accounts receivable securitization agreement related to the Company was assumed by the Company. As of the Split-Off, the trust had sold $160,000 of medium-term certificates with various amortization commencement dates between June 1, 1998, and February 1, 2004. In addition, approximately $13,000 of trust certificate-backed commercial paper was outstanding on the Split-Off date. Assumption of the securitization program resulted in a $100,000 and $160,000 reduction of trade accounts receivable and long-term debt on the Company's Consolidated Balance Sheet at January 2, 1999, and January 3, 1998, respectively, to reflect the sale of such receivables. Amounts outstanding under the commercial paper program of $150,000 are included in accounts receivable and other long-term debt in the Consolidated Balance Sheet at January 2, 1999, and January 3, 1998. The commercial paper program arrangement with the trust extends to December 31, 1999, renews biannually, subject to certain conditions, and has a final termination date of February 10, 2013.

     Fees in the amount of $8,667, $11,102, and $1,537 in 1998, 1997 and 1996,
respectively, related to the sale of trade accounts receivable under the medium-term certificates are included in other expenses in the Consolidated Statement of Income. Prior to the Company assuming the accounts receivable securitization program, such fees were included in interest expense charged by Ingram Industries.

NOTE 6 - PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:


                                                         FISCAL YEAR END
                                                -------------------------------
                                                   1998                  1997
                                                ---------             ---------
LAND                                            $   9,443             $  19,414
BUILDINGS AND LEASEHOLD IMPROVEMENTS               59,370                93,529
DISTRIBUTION EQUIPMENT                            188,045               120,879
COMPUTER EQUIPMENT                                171,364               109,570
                                                ---------             ---------
                                                  428,222               343,392
ACCUMULATED DEPRECIATION                         (173,504)             (128,244)
                                                ---------             ---------
                                                $ 254,718             $ 215,148
                                                =========             =========

     Depreciation expense was $57,673 in 1998, $42,880 in 1997 and $33,180 in 1996.

NOTE 7 - LONG-TERM DEBT

     Effective upon completion of the Company's initial public offering (the "IPO") in November 1996, the Company entered into a $1,000,000 revolving credit agreement (the "U.S. Credit Facility") with a syndicate of banks. The U.S. Credit Facility is unsecured and matures on October 30, 2001. In October 1997, the Company entered into two additional multicurrency revolving credit agreements of $500,000 (the "European Credit Facility") and $150,000 (the "Canadian Credit Facility") with two bank syndicates. The European Credit Facility and the Canadian Credit Facility are unsecured and mature on October 28, 2002, and October 28, 2001, respectively. The Company intends to exercise its option to extend its U.S. and Canadian credit facilities to match the European Credit Facility term. Collectively, the U.S. Credit Facility, the European Credit Facility and the Canadian Credit Facility are referred to as the "Credit Facilities."

     Revolving loan rate and competitive bid interest rate options are available under the Credit Facilities. The spread over LIBOR for revolving rate loans and associated facility fees are determined by reference to certain financial ratios or credit ratings by recognized rating agencies on the Company's senior unsecured debt. The weighted average interest rate on outstanding borrowings under the Credit Facilities at January 2, 1999, and January 3, 1998, was 4.95% and 5.76%, respectively.

     The Company is required to comply with certain financial covenants, including minimum tangible net worth, restrictions on funded debt and interest coverage. The credit facilities also restrict the Company's ability to pay dividends. At January 2, 1999, the Company was in compliance with these covenants.

     At January 2, 1999, and January 3, 1998, commercial paper outstanding was $199,673 and $150,000, respectively, and is included in other long-term debt. These amounts include $150,000 of commercial paper in 1998 and 1997 issued under the Company's accounts receivable securitization program (see Note 5) with the remainder issued in Europe. The weighted average interest rate on the commercial paper was 5.27% and 5.76% at January 2, 1999, and January 3, 1998, respectively.

     On June 9, 1998, the Company sold $1,330,000 aggregate principal amount at maturity of its Zero Coupon Convertible Senior Debentures due 2018 in a private placement. The Company has subsequently registered the resale of these debentures with the SEC. Gross proceeds from this offering were $460,400. The debentures were sold at an issue price of $346.18 per $1,000 principal amount at maturity (representing a yield to maturity of 5.375% per annum), and are convertible into shares of the Company's Class A Common Stock at a rate of 5.495 shares per $1,000 principal amount at maturity, subject to adjustment under certain circumstances. The debentures are currently convertible into approximately 7.3 million shares of the Company's Class A Common Stock. The debentures are redeemable for cash at the option of the Company on or after June 9, 2003, at the issue price plus accrued original issue discount to the date of the redemption. Each debenture is subject to repurchase at the option of the holder as of June 9, 2001, June 9, 2003, June 9, 2008, or June 9, 2013, or if there is a Fundamental Change (as defined), at the issue price plus accrued original issue discount to the date of the redemption. In the event of repurchase at the option of a holder (other than upon a Fundamental Change), the Company may, at its option, pay in cash or Class A Common Stock, or any combination thereof. In the case of any such repurchase as of June 9, 2001, the Company may elect, in lieu of the payment of cash or Class A Common Stock, to satisfy the redemption in new Zero Coupon Convertible Senior Debentures due 2018. At January 2, 1999, the issue price plus accrued original issue discount was $473,475.

     The Company has additional lines of credit and short-term overdraft facilities with various banks worldwide, which provide for borrowings aggregating $209,924 and $119,043 in 1998 and 1997, respectively. Most of these arrangements are on an uncommitted basis and are reviewed periodically for renewal. At January 2, 1999, and January 3, 1998, the Company had $52,759 and $52,493, respectively, outstanding under these facilities.

     Other long-term debt, excluding the convertible debentures, consists of the following:


                                                                  FISCAL YEAR END
                                                         -----------------------------------
                                                             1998                    1997
                                                         -----------             -----------
    CREDIT FACILITIES                                    $   994,549             $   938,638
    OVERDRAFT FACILITIES                                      38,978                  21,869
    COMMERCIAL PAPER                                         199,673                 150,000
    OTHER                                                     13,781                  30,624
                                                         -----------             -----------
                                                           1,246,981               1,141,131
    LESS CURRENT MATURITIES OF LONG-TERM DEBT                (38,978)                (21,869)
                                                         -----------             -----------
                                                         $ 1,208,003             $ 1,119,262
                                                         ===========             ===========

     Annual maturities of long-term debt as of January 2, 1999, including the convertible debentures, are as follows:


      1999            $   38,978
      2000                    --
      2001                 5,123
      2002             1,202,880
      2003                    --
Thereafter               473,475
                      ----------
                      $1,720,456
                      ==========

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

NOTE 8 - INCOME TAXES

     The components of income before taxes and minority interest consist of the following:


                                          FISCAL YEAR
                         ------------------------------------------------
                           1998                1997                1996
                         --------            --------            --------
UNITED STATES            $350,631            $279,762            $165,576
FOREIGN                    56,229              46,727              31,181
                         --------            --------            --------
 TOTAL                   $406,860            $326,489            $196,757
                         ========            ========            ========

     The provision for income taxes consists of the following:


                                                FISCAL YEAR
                                  ---------------------------------------
                                     1998          1997            1996
                                  ---------     ---------       ---------
CURRENT:
   FEDERAL                        $ 111,862     $  87,156       $  64,252
   STATE                             15,146        16,697           9,952
   FOREIGN                           31,145        19,384          13,076
                                  ---------     ---------       ---------
                                    158,153       123,237          87,280
DEFERRED:
   FEDERAL                            4,057         7,355          (5,241)
   STATE                              6,926         1,582             462
   FOREIGN                           (7,451)         (711)          2,388
                                  ---------     ---------       ---------
                                      3,532         8,226          (2,391)
                                  ---------     ---------       ---------
 TOTAL INCOME TAX PROVISION       $ 161,685     $ 131,463       $  84,889
                                  =========     =========       =========

     Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets and liabilities are as follows:


                                                                FISCAL YEAR
                                                           ---------------------
                                                             1998         1997
                                                           --------     --------
NET DEFERRED TAX ASSETS AND LIABILITIES:

   TAX IN EXCESS OF BOOK BASIS OF FOREIGN OPERATIONS       $ 31,391     $ 23,838
   ITEMS NOT CURRENTLY DEDUCTIBLE                            (8,049)         216
   DEPRECIATION                                              (3,659)      (1,618)
   OTHER                                                     12,426        7,590
                                                           --------     --------
     TOTAL                                                 $ 32,109     $ 30,026
                                                           ========     ========

     Net current deferred tax assets of $15,562 and $12,856 are included in other current assets at January 2, 1999, and January 3, 1998, respectively. Net non-current deferred tax assets of $16,547 and $17,170 are included in other assets at January 2, 1999, and January 3, 1998, respectively.

     Reconciliation of the statutory U.S. federal income tax rate to the Company's effective tax rate is as follows:


                                                                        FISCAL YEAR
                                                              ----------------------------------
                                                              1998           1997           1996
                                                              ----           ----           ----
U.S. STATUTORY RATE                                             35%            35%            35%
STATE INCOME TAXES, NET OF FEDERAL INCOME TAX BENEFIT            4%             4%             4%
NONCASH COMPENSATION                                             0%             0%             2%
FOREIGN RATES IN EXCESS OF U.S. STATUTORY RATE                   1%             1%             2%
                                                              ----           ----           ----
EFFECTIVE TAX RATE                                              40%            40%            43%
                                                              ====           ====           ====

     At January 2, 1999, the Company had foreign net operating tax loss carryforwards of $71,406 of which approximately 80% have no expiration date. The remaining foreign net operating tax loss carryforwards expire through the year 2008.

     The Company does not provide for income taxes on undistributed earnings of foreign subsidiaries as such earnings are intended to be permanently reinvested in those operations.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

     There are various claims, lawsuits and pending actions against the Company incident to the Company's operations. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

     The Company has arrangements with certain finance companies that provide accounts receivable and inventory financing facilities for its customers. In conjunction with certain of these arrangements, the Company has agreements with the finance companies that would require it to repurchase certain inventory which might be repossessed from the customers by the finance companies. Such repurchases have been insignificant to date.

     The Company leases the majority of its facilities and certain equipment under noncancelable operating leases. Renewal and purchase options at fair values exist for a substantial portion of the leases. Rental expense for the years ended January 2, 1999, January 3, 1998, and December 28, 1996, was $55,906, $42,321, and $34,784, respectively.

     Future minimum rental commitments on operating leases that have remaining noncancelable lease terms in excess of one year as of January 2, 1999, are as follows:


      1999            $ 40,667
      2000              36,660
      2001              34,017
      2002              29,625
      2003              25,939
Thereafter             153,297
                      --------
                      $320,205
                      ========

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

NOTE 10 - SEGMENT INFORMATION

     Effective for 1998, the Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). The Company's reportable operating segments are based on geographic location, and the measure of segment profit is income from operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

     The Company operates predominantly in a single industry segment as a wholesale distributor of computer-based technology products and services. Geographic areas in which the Company operates include the United States, Europe (Austria, Belgium, Denmark, Finland, France, Germany, Italy, The Netherlands, Norway, Spain, Sweden, Switzerland, and the United Kingdom) and Other (Brazil, Canada, Chile, Malaysia, Mexico, Peru, and Singapore). Intergeographic sales primarily represent intercompany sales which are accounted for based on established sales prices between the related companies and are eliminated in consolidation.

     Financial information by geographic segments is as follows:


                                                                           FISCAL YEAR
                                                   --------------------------------------------------------------
                                                      1998                     1997                     1996
                                                   ------------             ------------             ------------
NET SALES:
  UNITED STATES
     SALES TO UNAFFILIATED CUSTOMERS               $ 14,393,295             $ 11,539,623             $  8,058,578
     INTERGEOGRAPHIC SALES                              163,199                  190,765                  140,721
  EUROPE                                              5,624,074                3,352,451                2,590,120
  OTHER                                               2,016,669                1,689,465                1,374,753
  ELIMINATIONS OF INTERGEOGRAPHIC SALES                (163,199)                (190,765)                (140,721)
                                                   ------------             ------------             ------------
     TOTAL                                         $ 22,034,038             $ 16,581,539             $ 12,023,451
                                                   ============             ============             ============

INCOME FROM OPERATIONS:
  UNITED STATES                                    $    397,194             $    304,003             $    195,298
  EUROPE                                                 62,172                   41,045                   21,593
  OTHER                                                  27,239                   31,531                   30,617
                                                   ------------             ------------             ------------
     TOTAL                                         $    486,605             $    376,579             $    247,508
                                                   ============             ============             ============

IDENTIFIABLE ASSETS:
  UNITED STATES                                    $  3,939,573             $  3,139,114             $  2,227,997
  EUROPE                                              2,051,827                1,180,792                  800,755
  OTHER                                                 742,004                  612,245                  338,195
                                                   ------------             ------------             ------------
     TOTAL                                         $  6,733,404             $  4,932,151             $  3,366,947
                                                   ============             ============             ============

CAPITAL EXPENDITURES:
  UNITED STATES                                    $    119,838             $     82,281             $     90,626
  EUROPE                                                 19,109                   13,749                    8,596
  OTHER                                                   4,289                    5,428                    6,362
                                                   ------------             ------------             ------------
     TOTAL                                         $    143,236             $    101,458             $    105,584
                                                   ============             ============             ============

DEPRECIATION AND AMORTIZATION:
  UNITED STATES                                    $     44,067             $     32,333             $     22,438
  EUROPE                                                 15,904                    9,538                    8,091
  OTHER                                                   7,971                    5,964                    5,641
                                                   ------------             ------------             ------------
     TOTAL                                         $     67,942             $     47,835             $     36,170
                                                   ============             ============             ============

     U.S. includes all noncash compensation charges. No single customer accounts for 10% or more of the Company's net sales.

NOTE 11 - TRANSACTIONS WITH RELATED PARTIES

     Historically, Ingram Industries provided certain administrative services to the Company. Prior to the Split-Off, the Company was allocated a portion of the costs of these administrative services. Charges for these services were based upon utilization and at amounts which management believes are less than the amounts which the Company would have incurred as a stand-alone entity. Such amounts totaled $3,633 in 1996 and have been included in selling, general and administrative expenses in the Consolidated Statement of Income. Subsequent to the Split-Off, such allocations ceased and the Company entered into a Transitional Services Agreement with Ingram Industries relating to the continued provision of certain administrative services, including payroll processing, through December 31, 1997. The Company believes that the terms of this agreement were on a basis as favorable as those that would be obtained from third parties on an arms-length basis.

     In addition, the Company entered into the Data Center Services Agreements with Ingram Entertainment and a division of Ingram Industries, pursuant to which the Company agreed to provide computer services and maintenance. Charges for these services were based on a pro rata allocation of costs incurred by the Company in operating the data services center. These agreements were terminated during 1998.

     The Company has in the past leased warehouse or office space from certain of its shareowners, but no such leases remained in effect at January 2, 1999. Total rental payments to shareowners were $1,460 in 1998, and $1,645 in both fiscal 1997 and 1996, respectively.

     Other transactions with Ingram Industries affiliates include sales of $996, $4,482, and $3,464 in 1998, 1997, and 1996, respectively.

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



                                                                                FISCAL YEAR
                                                              ------------------------------------------------
                                                                1998                1997                1996
                                                              --------            --------            --------
NET INCOME                               AS REPORTED          $245,175            $193,640            $110,679
                                         PRO FORMA            $225,772            $182,977            $106,825
DILUTED EARNINGS PER SHARE               AS REPORTED          $   1.64            $   1.32            $   0.88
                                         PRO FORMA            $   1.51            $   1.25            $   0.85

 For pro forma disclosure, the fair value of compensatory stock options, restricted stock grants and stock purchase rights was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:


                                                                                FISCAL YEAR
                                                             -------------------------------------------------
                                                                1998                1997                1996
                                                             ---------           ---------           ---------
RISK-FREE INTEREST RATE                                           5.01%               6.39%               5.68%
EXPECTED YEARS UNTIL EXERCISE                                 4.0 YEARS           4.0 YEARS           3.1 YEARS
EXPECTED STOCK VOLATILITY                                         57.4%               47.0%               39.4%
EXPECTED DIVIDENDS                                                   --                  --                  --

 The above table represents the weighted average expected stock volatility after the IPO in November 1996. The Company used an expected volatility of 0% for options granted prior to the IPO.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

Rollover Stock Option Plan

     Certain of the Company's employees participated in Ingram Industries' qualified and non-qualified stock option and stock appreciation right ("SAR") plans. In conjunction with the Split-Off, Ingram Industries options and SARs held by the Company's employees and certain other Ingram Industries options, SARs and Incentive Stock Units ("ISUs") were converted to or exchanged for Ingram Micro options ("Rollover Stock Options") to purchase Class A Common Stock. Approximately 10,989,000 Rollover Stock Options were outstanding immediately following the conversion. The majority of the Rollover Stock Options will be fully vested by the year 2000 and no such options expire later than 10 years from the date of grant. The Company recorded a noncash compensation charge of approximately $4,392 ($3,659, net of tax) in 1998, $6,876 ($5,915, net of
tax) in 1997 and $23,170 ($19,483, net of tax) in 1996 related to the vested portion of certain Rollover Stock Options based on the difference between the estimated fair value of the underlying common stock at the applicable measurement dates and the exercise price of such options. The weighted average fair value of Rollover Stock Options for pro forma disclosure was $7.60 per share.

1996 Equity Incentive Plan

     As of April 30, 1996, the Company adopted the Ingram Micro Inc. 1996 Equity Incentive Plan, as amended (the "Plan"), and Ingram Industries approved the grant of options under this plan. The Plan authorized the granting of stock-based awards to purchase up to 12,000,000 shares of Common Stock. In June 1996, the Company issued options under the Plan at $7.00 per share to purchase an aggregate of approximately 4,618,000 shares of Class B Common Stock to all eligible employees of the Company. These options vest and generally become exercisable over five years from the issue date and expire eight years from the issue date.

     In November 1996, the Company issued options under the Plan at $18.00 per share (the initial public offering price) to purchase an aggregate of approximately 5,137,000 shares of Class A Common Stock to certain executive officers, employees, and directors of the Company. Options to purchase 2,680,000 shares vest at the end of nine years; however, such options will vest earlier if the Company achieves certain performance criteria. All such options expire ten years from the issue date. During 1998, the Company achieved the performance criteria established under the Plan and the outstanding options automatically vested. The remaining options to purchase 2,457,000 shares vest and generally become exercisable over five years and expire eight years from the issue date.

     In 1997, the Company issued options under the Plan at exercise prices ranging from $20.12 to $30.19 to purchase approximately 1.9 million shares of Class A Common Stock to certain executive officers and employees of the Company. The exercise price was equal to the market value of the underlying common stock at the date of grant. The options generally vest over five years and expire eight years from issue date.

1998 Equity Incentive Plan

     Effective February 1998, the Company's Board of Director's and stockholders adopted the Ingram Micro Inc. 1998 Equity Incentive Plan ("1998 Plan"). The 1998 Plan authorized the granting of stock-based awards to purchase up to 15,000,000 shares of the Company's Class A Common Stock. In 1998, the Company issued options under the 1998 Plan at exercise prices ranging from $27.88 to $53.56 to purchase approximately 2.7 million shares of Class A Common Stock to certain executive officers and employees of the Company. The exercise price of the options was equal to the market value of the underlying common stock on the date of grant. The options generally vest over five years and expire eight years from issue date.

     The weighted average fair value of options granted in 1998, 1997 and 1996 for pro forma disclosure was $16.54, $11.34, and $3.87, respectively.

     A summary of the status of the Company's stock option plans is presented below:


                                                                       WEIGHTED-
                                                  SHARES                AVERAGE
                                                  (000s)             EXERCISE PRICE
                                                  ------             --------------
OUTSTANDING AT DECEMBER 30, 1995                      --                $   --
ROLLOVER STOCK OPTIONS                            10,989                  1.83
STOCK OPTIONS GRANTED DURING THE YEAR              9,756                 12.79
STOCK OPTIONS EXERCISED                           (1,078)                 1.32
FORFEITURES                                          (20)                 1.87
                                                 -------                ------

OUTSTANDING AT DECEMBER 28, 1996                  19,647                  7.30
STOCK OPTIONS GRANTED DURING THE YEAR              1,888                 23.22
STOCK OPTIONS EXERCISED                           (3,085)                 2.13
FORFEITURES                                         (417)                 5.67
                                                 -------                ------

OUTSTANDING AT JANUARY 3, 1998                    18,033                  9.89
STOCK OPTIONS GRANTED DURING THE YEAR              2,709                 32.52
STOCK OPTIONS EXERCISED                           (4,992)                 7.29
FORFEITURES                                         (569)                 8.12
                                                 -------                ------
OUTSTANDING AT JANUARY 2, 1999                    15,181                $14.85
                                                 =======                ======

       The following table summarizes information about stock options outstanding and exercisable at January 2, 1999:


                                   OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                      --------------------------------------------  -----------------------------------
                                       WEIGHTED-
                          NUMBER        AVERAGE       WEIGHTED-        NUMBER              WEIGHTED-
  RANGE OF EXERCISE    OUTSTANDING     REMAINING       AVERAGE      EXERCISABLE AT           AVERAGE
       PRICES         AT 1/2/99 (000s)    LIFE      EXERCISE PRICE   1/2/99 (000s)       EXERCISE PRICE
  -----------------   ---------------  ---------    --------------  ---------------      --------------
    $0.66 - $ 3.32         4,075          3.6          $ 2.16           2,182               $    1.75
            $ 7.00         2,857          5.5            7.00             200                    7.00
            $18.00         3,780          5.8           18.00           2,069                   18.00
   $20.12 - $30.19         3,643          6.8           26.14             266                   22.85
   $30.50 - $45.63           656          7.7           38.35              --                      --
   $46.50 - $53.56           170          7.7           49.05              --                      --
  -----------------   ----------                       ------          ------               ---------
                          15,181                       $14.85           4,717               $   10.29
  =================   ==========                       ======          ======               =========

     Stock options exercisable totaled approximately 4,717,000, 3,004,000 and 1,948,000 at January 2, 1999, January 3, 1998, and December 28, 1996,
respectively, at weighted average exercise prices of $10.29, $3.49 and $3.18, respectively.

1996 Employee Stock Purchase Plan

     In October 1996, the Board of Directors and stockholders adopted the 1996 Employee Stock Purchase Plan (the "1996 ESPP"). The 1996 ESPP permits eligible employees of the Company to purchase Class A Common Stock through payroll deductions, provided that no employee may accrue the right to purchase more than $25 worth of stock under all employee stock purchase plans of the Company in any calendar year. Up to 1,000,000 shares of Class A Common Stock were initially available for sale under the 1996 ESPP. The initial offering period commenced on November 1, 1996, and ended on the last market trading day on or before December 31, 1998. The purchase price under the initial offer was the lower of $18.00 per share or the last reported transaction price of the Class A Common Stock reported on the New York Stock Exchange on December 31, 1998. Employees may end their participation in the 1996 ESPP at any time during an offering period, and they will be paid their payroll deductions accumulated to date. A second offering ("ESPP2") pursuant to the 1996 ESPP commenced on June 29, 1997, and ended on the last market trading day on or before December 31, 1998. The ESPP2 has the same rights and restrictions as the 1996 ESPP except the purchase price under ESPP2 was the lower of $24.06 per share or the last reported transaction price of the Class A Common Stock reported on the New York Stock Exchange on December 31, 1998. A third offering ("ESPP3") commenced on December 31, 1997, and ended on the last trading day on

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

or before December 31, 1998. The ESPP3 has the same rights and restrictions as the 1996 ESPP except the purchase price under the ESPP3 was the lower of $29.12 per share or the last reported transaction price of the Class A Common Stock reported on the New York Stock Exchange on December 31, 1998. A fourth offering ("ESPP4") commenced on July 1, 1998, and ended on the last trading day on or before December 31, 1998. The ESPP4 has the same rights and restrictions as the 1996 ESPP except the purchase price under the ESPP4 was the lower of $44.25 per share or the last reported transaction price of the Class A Common Stock reported on the New York Stock Exchange on December 31, 1998.

     On December 31, 1998, the offering period was completed for all 1996 ESPP offerings. In January 1999, the Company issued approximately 585,900 of the 1,000,000 shares. The 1996 ESPP terminated on December 31, 1998.

1998 Employee Stock Purchase Plan

     Effective as of March 18, 1998, the Company's Board of Directors and stockholders adopted the 1998 Employee Stock Purchase Plan (the "1998 ESPP"). The 1998 ESPP permits eligible employees of the Company to purchase Class A Common Stock through payroll deductions, provided that no employee may accrue the right to purchase more than $25 worth of stock under the 1998 Plan in any calendar year. Up to 3,000,000 shares of Class A Common Stock will be initially available for sale under the 1998 ESPP.

     Under the 1998 ESPP, each participant electing to participate in the Plan will have the right to purchase from the Company on December 31, 1999, up to but not exceeding the aggregate number of whole shares of Common Stock that may be purchased with funds accumulated in the participant's stock purchase plan account, minus amounts required to be withheld under applicable local law.

     No offerings under the 1998 ESPP were made during 1998. During 1999, two offerings will be made under the 1998 ESPP. The "First Offering" will commence on the first business day of the first payroll period beginning in January 1999 or, in the case of an individual first becoming eligible to participate thereafter (but prior to December 31, 1999), on the last business day of the month in which such individual becomes eligible (the "First Grant Date") and end on December 31, 1999. The "Second Offering" will commence on the first business day of the first payroll period beginning after June 30, 1999, or in the case of individuals first becoming eligible to participate thereafter (but prior to December 31, 1999), on the last business day of the month in which such individual becomes eligible (the "Second Grant Date"), and end on December 31, 1999.

     The purchase price per share in the First and Second Offerings will be the lower of the last reported transaction prices of the Company's Common Stock on the principal exchange on which it trades on the First Grant Date or the Second Grant Date or in the case of an individual first becoming eligible to participate on the last business day of the month in which such individual becomes eligible, and December 31, 1999.

Employee Benefit Plans

     Prior to the Split-Off, the Company participated in Ingram Industries' defined contribution plan covering substantially all U.S. employees. As a result of the Split-Off, the Company established its own employee benefit plans. The plans permit eligible employees to make contributions up to certain limits which are matched by the Company at stipulated percentages. The Company's contributions charged to expense were $3,314 in 1998, $2,678 in 1997, and $1,642 in 1996.

NOTE 13 - COMMON STOCK

     The Company has two classes of Common Stock, consisting of 265,000,000 authorized shares of $0.01 par value Class A Common Stock and 135,000,000 authorized shares of $0.01 par value Class B Common Stock, and 1,000,000 authorized shares of $0.01 par value Preferred Stock. Class A stockholders are entitled to one vote on each matter to be voted on by the stockholders whereas Class B stockholders are entitled to ten votes on each matter to be voted on by the stockholders. The two classes of stock have the same rights in all other respects. Each share of Class B Common Stock may at any time be converted to a share of Class A Common Stock; however, conversion will occur automatically on the earliest to occur of (1) the fifth anniversary of the consummation of the Split-Off; (2) the sale or transfer of such share of Class B Common Stock to any person not specifically authorized to hold such shares by the Company's Certificate of Incorporation; or (3) the date on which the number of shares of Class B Common Stock then outstanding represents less than 25% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding.

Initial Public Offering

     On November 1, 1996, the Company sold 23,200,000 shares of Class A Common Stock at $18.00 per share in the IPO. Proceeds of $393,844, net of underwriters' commissions and expenses of the offering aggregating $23,756, were received and used to repay indebtedness to Ingram Industries in the amount of $366,340. The remaining amount of $27,504 was used for working capital purposes.

Key Employee Stock Purchase Plan

     As of April 30, 1996, the Company adopted the Key Employee Stock Purchase Plan (the "Stock Purchase Plan") which provides for the issuance of up to 4,000,000 shares of Class B Common Stock to certain employees. In June 1996, the Company offered 2,775,000 shares of its Class B Common Stock for sale to certain employees pursuant to the Stock Purchase Plan, and subsequently sold 2,510,400 shares at $7.00 per share with aggregate proceeds of approximately $17,573. The shares sold thereby are subject to certain restrictions on transfer and to repurchase by the Company upon termination of employment prior to certain specified vesting dates at the original offering price. The Company has repurchased 232,900 of such shares.

     In addition, the Company granted, pursuant to the Stock Purchase Plan, 107,000 restricted shares of Class B Common Stock to certain officers and employees of the Company. These shares generally vest over four years. Prior to vesting, these restricted shares are subject to forfeiture to the Company without consideration upon termination of employment. At January 2, 1999, 10,000 of such shares have been forfeited to the Company. Unearned compensation in the amount of $714 related to the restricted shares was recorded as a separate component of stockholders' equity and is amortized to noncash compensation over the vesting period. The amount amortized to noncash compensation in 1998, 1997, and 1996 was $170, $276, and $180, respectively.

     The detail of changes in the number of issued and outstanding shares of Class A Common Stock, Class B Common Stock, and Redeemable Class B Common Stock for the three year period ended January 2, 1999, is as follows:

                                                                                              COMMON STOCK
                                                                          ----------------------------------------------------
                                                                                                                 REDEEMABLE
                                                                              CLASS A             CLASS B           CLASS B
                                                                          ------------        ------------        ------------

    DECEMBER 30, 1995                                                               --         107,251,362                  --
    GRANT OF RESTRICTED CLASS B COMMON STOCK                                                       107,000
    SALE OF REDEEMABLE CLASS B COMMON STOCK                                                                          2,510,400
    SALE OF CLASS A COMMON STOCK                                            23,200,000
    STOCK OPTIONS EXERCISED                                                  1,077,696
    FORFEITURE OF RESTRICTED CLASS B COMMON STOCK                                                   (5,000)
    REPURCHASE OF REDEEMABLE CLASS B COMMON STOCK                                                                      (50,000)
    CONVERSION OF CLASS B COMMON STOCK
       TO CLASS A COMMON STOCK                                                 770,000            (770,000)
                                                                          ------------        ------------        ------------

    DECEMBER 28, 1996                                                       25,047,696         106,583,362           2,460,400
    STOCK OPTIONS EXERCISED                                                  3,084,603
    FORFEITURE OF RESTRICTED CLASS B COMMON STOCK                                                   (5,000)
    REPURCHASE OF REDEEMABLE CLASS B COMMON STOCK                                                                      (90,000)
    CONVERSION OF CLASS B COMMON STOCK
       TO CLASS A COMMON STOCK                                               9,234,090          (9,234,090)
                                                                          ------------        ------------        ------------

    JANUARY 3, 1998                                                         37,366,389          97,344,272           2,370,400
    VESTING OF REDEEMABLE CLASS B COMMON STOCK                                                   1,161,250          (1,161,250)
    STOCK OPTIONS EXERCISED                                                  4,992,264
    REPURCHASE OF REDEEMABLE CLASS B COMMON STOCK                                                                      (92,900)
    CONVERSION OF CLASS B COMMON STOCK
       TO CLASS A COMMON STOCK                                              24,162,062         (24,162,062)
                                                                          ------------        ------------        ------------
    JANUARY 2, 1999                                                         66,520,715          74,343,460           1,116,250
                                                                          ============        ============        ============

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

NOTE 14 - SUBSEQUENT EVENT

     In January 1999, the Company purchased 44,114,340 shares of ERL common stock from certain shareholders, which increased the Company's ownership to 39.6%. In accordance with Singapore law, the Company was required to extend a tender offer for the remaining shares and warrants of ERL as a result of its increased ownership. The Company offered to purchase the remaining outstanding shares and warrants for approximately $1.20 and $0.65 per share and warrant, respectively, during the tender offer period from January 4, 1999, to February 19, 1999. In addition, during January and February 1999, the Company made open-market purchases of ERL shares and warrants. As a result of the open-market purchases and the tender offer, the Company's ownership in ERL increased to approximately 95%. The aggregate purchase price paid in 1999 for purchases of ERL common stock and warrants was approximately $233 million. The Company intends to amortize the excess of the purchase price over the net assets acquired for all of the ERL acquisition on a straight-line basis over 30 years.

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

     The Company's Bylaws provide that a majority of members of the Audit Committee of the Board of Directors shall be Independent Directors who are not employees of the Company. The Audit Committee is currently comprised entirely of Independent Directors. The Audit Committee represents the shareowners and the Board of Directors on matters relating to corporate accounting, financial reporting, internal accounting control and auditing including the ongoing assessment of the activities of the independent accountants and internal auditors. The independent accountants and internal auditors advise the Audit Committee of significant findings and recommendations arising from their activities and have free access to the Audit Committee, with or without the presence of management.

/s/ JERRE L. STEAD                            /s/ MICHAEL J. GRAINGER
-------------------------------               ----------------------------------
    Jerre L. Stead                                Michael J. Grainger
    Chairman of the Board and                     Executive Vice President and
    Chief Executive Officer                       Worldwide Chief Financial
                                                  Officer

REPORT OF INDEPENDENT ACCOUNTANTS

     To the Board of Directors and Stockholders of Ingram Micro Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Ingram Micro Inc. and its subsidiaries at January 2, 1999 and January 3, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 2, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP
--------------------------------------------
    PricewaterhouseCoopers LLP

     Costa Mesa, California
     February 10, 1999, except as to Note 14, which is as of February 19, 1999

         BOARD OF DIRECTORS

JERRE L. STEAD
         Chairman of the Board and Chief Executive Officer,
         Ingram Micro Inc.

DON H. DAVIS, JR.
         Chairman and Chief Executive Officer,
         Rockwell International Corporation

JOHN R. INGRAM
         Chairman, Ingram Book Group
         and Co-President, Ingram Industries Inc.

MARTHA R. INGRAM
         Chairman of the Board, Ingram Industries Inc.

PHILIP M. PFEFFER
         Chief Executive Officer, Borders Group, Inc.

J. PHILLIP SAMPER
     Founder and General Partner,
     Gabriel Venture Partners, Chairman, Placeware Inc.

JOE B. WYATT
     Chancellor, Vanderbilt University


         CORPORATE MANAGEMENT

JERRE L. STEAD
         Chairman of the Board and Chief Executive Officer

JEFFREY R. RODEK
         President and Worldwide Chief Operating Officer

MICHAEL J. GRAINGER
         Executive Vice President and Worldwide Chief Financial Officer

DOUGLAS R. ANTONE
          Executive Vice President and Worldwide President,
          Frameworks,(TM) Worldwide

GUY P. ABRAMO
          Senior Vice President, Marketing, Worldwide

JAMES E. ANDERSON, JR.
          Senior Vice President, Secretary and General Counsel

DAVID M. CARLSON
          Senior Vice President and Chief Technology Officer

DAVID M. FINLEY
          Senior Vice President, Human Resources, Worldwide

JAMES F. RICKETTS
          Vice President and Worldwide Treasurer


         REGIONAL MANAGEMENT

PHILIP D. ELLETT
          Executive Vice President and President,
          Ingram Micro North America

ROBERT D. GRAMBO
          Executive Vice President and President,
          Ingram Micro Europe

 HANS  T.  KOPPEN
          Senior Vice President and President,
          Ingram Micro Latin America

 GREGORY M. SPIERKEL
          Senior Vice President and President,
          Ingram Micro Asia-Pacific

Corporate Offices
Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA 92705
Phone: (714) 566-1000

Annual Meeting
The 1999 Annual Meeting of Shareowners will be held at 10 a.m. (Central time) Wednesday, May 19, 1999, at the Ingram Micro Distribution Center, 3820 Micro Drive (off Route 51) in Millington, Tennessee. Shareowners are cordially invited to attend.

Shareowner Inquiries
Requests for information may be sent to the Investor Relations Department at our corporate offices.
Investor Relations telephone information line: (714) 382-8282.
Investor Relations e-mail address: investor.relations@ingrammicro.com Additional information also is available on our Web site, www.ingrammicro.com.

Transfer Agent and Registrar
First Chicago Trust Company of New York
ADivision of EquiServe
Post Office Box 2500
Jersey City, NJ  07303-2500
(201) 324-1644

Common Stock

The Class ACommon Stock of Ingram Micro is traded on the New York Stock Exchange under the symbol "IM."


Price Range of Class A Common Stock
                                    High           Low

Fiscal 1997   First Quarter        $25.88          $19.00
              Second Quarter        25.25           20.75
              Third Quarter         30.13           23.63
              Fourth Quarter        34.75           23.50

Fiscal 1998   First Quarter        $40.75          $26.63
              Second Quarter        49.25           36.75
              Third Quarter         54.63           43.31
              Fourth Quarter        50.38           32.88