Form 10-K, Exhibit 13
period 2000-01-01
INGRAM MICRO INC
filed 2000-03-31
CIK 1018003

                                                                   EXHIBIT 13.01


                                    INDEX TO
                              FINANCIAL INFORMATION


SELECTED CONSOLIDATED FINANCIAL DATA                                          18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     FINANCIAL CONDITION AND RESULTS OF OPERATIONS                            19

CONSOLIDATED BALANCE SHEET                                                    30

CONSOLIDATED STATEMENT OF INCOME                                              31

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY                                32

CONSOLIDATED STATEMENT OF CASH FLOWS                                          33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                    34

MANAGEMENT'S STATEMENT OF FINANCIAL RESPONSIBILITY                            51

REPORT OF INDEPENDENT ACCOUNTANTS                                             51

COMPANY INFORMATION                                                           52

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

The fiscal year of the Company is a 52- or 53-week period ending on the Saturday nearest to December 31. References below to 1995, 1996, 1997, 1998 and 1999 represent the fiscal years ended December 30, 1995 (52 weeks), December 28, 1996 (52 weeks), January 3, 1998 (53 weeks), January 2, 1999 (52 weeks), and January 1, 2000 (52 weeks), respectively.

                                                                         FISCAL YEAR
(Dollars in 000s, except per share data)       1999           1998           1997           1996           1995
-------------------------------------------------------------------------------------------------------------------
SELECTED OPERATING INFORMATION
NET SALES                                  $ 28,068,642   $ 22,034,038   $ 16,581,539   $ 12,023,451   $  8,616,867
GROSS PROFIT                                  1,336,163      1,391,168      1,085,689        812,384        605,686
INCOME FROM OPERATIONS                          200,004        486,605        376,579        247,508        186,881
INCOME BEFORE INCOME TAXES,
   MINORITY INTEREST AND
   EXTRAORDINARY ITEM                           290,493        406,860        326,489        196,757        134,616
INCOME BEFORE EXTRAORDINARY ITEM                179,641        245,175        193,640        110,679         84,307
NET INCOME                                      183,419        245,175        193,640        110,679         84,307
BASIC EARNINGS PER SHARE -
   INCOME BEFORE EXTRAORDINARY ITEM                1.25           1.76           1.43           0.99           0.79
DILUTED EARNINGS PER SHARE -
   INCOME BEFORE EXTRAORDINARY ITEM                1.21           1.64           1.32           0.88           0.74
BASIC EARNINGS PER SHARE - NET
   INCOME                                          1.28           1.76           1.43           0.99           0.79
DILUTED EARNINGS PER SHARE - NET
   INCOME                                          1.24           1.64           1.32           0.88           0.74
BASIC WEIGHTED AVERAGE
   COMMON SHARES OUTSTANDING                143,404,207    139,263,810    135,764,053    112,285,058    107,251,362
DILUTED WEIGHTED AVERAGE
   COMMON SHARES OUTSTANDING                147,784,712    149,537,870    146,307,532    125,436,376    114,517,371
-------------------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET INFORMATION
CASH                                       $    128,152   $     96,682   $     92,212   $     48,279   $     56,916
TOTAL ASSETS                                  8,271,927      6,733,404      4,932,151      3,366,947      2,940,898
TOTAL DEBT (1)                                1,348,135      1,720,456      1,141,131        304,033        850,548
STOCKHOLDERS' EQUITY                          1,966,845      1,399,257      1,038,206        825,150        310,795

(1) Includes long-term debt, convertible debentures, current maturities of long-term debt and, in 1995, debt due to Ingram Industries.

MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In evaluating the business of Ingram Micro, readers should carefully consider the important factors discussed in Exhibit 99.01 to the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 and "--Cautionary Statements for the Purpose of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995."

OVERVIEW

Ingram Micro is the leading distributor of information technology products and services worldwide. The Company's net sales have grown to $28.1 billion in 1999 from $8.6 billion in 1995. The growth reflects substantial expansion of the Company's existing operations, resulting from the integration of numerous acquisitions worldwide, growth in the information technology products and services distribution industry in general, the addition of new customers, and increased sales to the existing customer base, as well as the addition of new product categories and suppliers.

The Company's gross profit as a percentage of net sales ("gross margin") has declined to 4.8% in 1999 from 7.0% in 1995. The information technology products and services distribution industry in which the Company operates is characterized by narrow gross margins and narrow income from operations as a percentage of net sales ("operating margin") that have declined industry-wide in recent years. In the past, the margin decline has primarily been due to intense price competition; however, more recently, overall changes in vendor terms and conditions, including, but not limited to, significant reductions in vendor rebates and incentives, tighter restrictions on the Company's ability to return inventory to vendors, and reduced time periods qualifying for price protection, have exacerbated the decline. The Company expects these competitive pricing pressures and the restrictive vendor terms and conditions to continue in the foreseeable future. The Company has continually implemented and refined changes to its pricing strategies and inventory management processes to address the intense price competition. In addition, in response to the changes in vendor terms and conditions, the Company is implementing specific changes to its inventory management processes, administration of vendor subsidized programs, and certain of the terms and conditions offered to its customers.

To partially offset the decline in gross margins, the Company has continually instituted operational and expense controls that have reduced selling, general, and administrative expenses as a percentage of net sales ("SG&A") to 4.0% in 1999 from 4.9% in 1995, reflecting the benefit of greater economies of scale. However, the reduction in SG&A expenses was not large enough to offset the decline in gross margins and as a result, operating margins, excluding reorganization costs, declined to 0.8% in 1999 from 2.2% in 1995. If any future reductions in gross margins were to occur, there can be no assurance that the Company will be able to reduce SG&A commensurately.

In December 1998, the Company purchased 990,800 shares of common stock of SOFTBANK Corp. ("Softbank"), Japan's largest distributor of software, peripherals and networking products, for approximately $50.3 million. During December 1999, the Company sold 346,800 shares or approximately 35% of its original investment in Softbank common stock for approximately $230.1 million, resulting in a pre-tax gain of approximately $201.3 million, net of related expenses. The Company used the proceeds from this sale to repay existing indebtedness. In January 2000, the Company sold an additional 148,600 shares or approximately 15% of its original holdings in Softbank common stock for approximately $118.9 million, resulting in a pre-tax gain in the first quarter of fiscal year 2000 of approximately $111.4 million.

The information technology products and services distribution business is capital-intensive. The Company's business requires significant levels of capital to finance accounts receivable and product inventory that are not financed by trade creditors. The Company has relied heavily on debt financing for its increasing working capital needs resulting from organic growth and acquisitions. In March 2000, the Company completed a new 5-year accounts receivable securitization program in the U.S., which provides for the issuance of up to $700 million in commercial paper. This new program adds to the Company's existing accounts receivable

MANAGEMENT'S DISCUSSION AND ANALYSIS continued


facilities, of which approximately $263 million of accounts receivable were sold as of January 1, 2000. The Company also has revolving credit facilities of approximately $1.65 billion, as well as uncommitted facilities of approximately $601.0 million. In addition, on June 9, 1998, the Company sold $1.33 billion aggregate principal amount at maturity of its Zero Coupon Convertible Senior Debentures due 2018 in a private placement. The Company subsequently registered the resale of these debentures with the Securities and Exchange Commission (the "SEC"). Gross proceeds from this offering were $460.4 million. In March 1999, the Company repurchased Zero Coupon Convertible Senior Debentures with a carrying value of $56.5 million as of the repurchase date for approximately $50.3 million in cash. The debenture repurchase resulted in an extraordinary gain of $3.8 million (net of $2.4 million in income taxes). The Company's interest expense for any current or future indebtedness will be subject to fluctuations in interest rates and may cause fluctuations in the Company's net income.

RESULTS OF OPERATIONS

The following table sets forth the Company's net sales by geographic region (excluding intercompany sales), and the percentage of total net sales represented thereby, for each of the periods indicated.

                                                            FISCAL YEAR
                                         1999                   1998                   1997
                                  ------------------     ------------------     ------------------
NET SALES BY GEOGRAPHIC REGION:                         (DOLLARS IN MILLIONS)
    United States                 $16,814      59.9%     $14,393      65.3%     $11,540      69.6%
    Europe                          7,344      26.2        5,624      25.5        3,353      20.2
    Other international             3,911      13.9        2,017       9.2        1,689      10.2
                                  ------------------     ------------------     ------------------
    Total                         $28,069     100.0%     $22,034     100.0%     $16,582     100.0%
                                  ==================     ==================     ==================

The following table sets forth certain items from the Company's Consolidated Statement of Income as a percentage of net sales, for each of the periods indicated.

                                                     PERCENTAGE OF NET SALES
                                                            FISCAL YEAR
                                                 1999          1998         1997
                                                ------        ------       ------
Net sales                                        100.0%        100.0%       100.0%
Cost of sales                                     95.2          93.7         93.5
                                                ------        ------       ------
Gross profit                                       4.8           6.3          6.5
Expenses:
      SG&A expenses                                4.0           4.1          4.2
      Reorganization costs                         0.0            --           --
                                                ------        ------       ------
Income from operations                             0.8           2.2          2.3
Other (income) expense, net                       (0.3)          0.4          0.3
                                                ------        ------       ------
Income before income taxes, minority
     interest and extraordinary item               1.1           1.8          2.0
Provision for income taxes                         0.4           0.7          0.8
                                                ------        ------       ------
Income before minority interest
     and extraordinary item                        0.7           1.1          1.2
Minority interest                                   --            --          0.0
                                                ------        ------       ------
Income before extraordinary item                   0.7           1.1          1.2
Extraordinary item                                 0.0            --           --
                                                ------        ------       ------
Net income                                         0.7%          1.1%         1.2%
                                                ======        ======       ======

MANAGEMENT'S DISCUSSION AND ANALYSIS continued


1999 COMPARED TO 1998

Consolidated net sales increased 27.4% to $28.1 billion in 1999 from $22.0 billion in 1998. The increase in worldwide net sales was primarily attributable to the addition of new customers, increased sales to the existing customer base, and the expansion of the Company's product and service offerings. Net sales also increased as a result of the January 1999 acquisition of Electronic Resources, Ltd. ("ERL") in the Asia Pacific region and the July 1998 acquisition of Munich, Germany-based Macrotron AG ("Macrotron").

Net sales from U.S. operations increased 16.8% to $16.8 billion in 1999 from $14.4 billion in 1998 primarily due to growth of its current business. Net sales from European operations increased 30.6% to $7.3 billion in 1999 from $5.6 billion in 1998 due to the overall growth in the Company's existing European operations and the acquisition of Macrotron in July 1998. For geographic regions outside the U.S. and Europe, net sales increased 93.9% to $3.9 billion in 1999 from $2.0 billion in 1998 due to the acquisition of ERL and growth in the Company's Canadian and Latin American operations.

Gross profit, as a percentage of net sales, decreased to 4.8% in 1999 from 6.3% in 1998. The significant decline in the gross profit percentage was primarily due to reduced vendor rebates and incentives and intense price competition in the U.S. and in the larger countries in Europe. The decline was exacerbated by excess capacity in the information technology products and services distribution industry. In addition, during 1999, the Company recorded substantially higher expenses totaling approximately $94.8 million ($48.4 million for the fourth quarter of 1999) related to excess and obsolete inventory as compared to $26.1 million for 1998 ($10.8 million for the fourth quarter of 1998). The higher excess and obsolete inventory provisions primarily resulted from the rapid changes experienced in the technology marketplace and the significant changes in vendor terms and conditions during 1999. Also in the fourth quarter of 1999, the Company recorded additional expenses to cost of sales totaling approximately $53.6 million related to estimated losses from vendor incentive and subsidy programs. The estimated losses on vendor incentive and subsidy programs primarily originated from recent dramatic changes in the terms and conditions for reimbursements of customer rebates and competitive price programs by the Company's major personal computer suppliers. The majority of these higher provisions related to inventory and vendor programs in the U.S. region with some in the European region. The Company is implementing and continually refining changes to its pricing strategies, inventory management processes and administration of vendor subsidized programs. In addition, the Company continues to change certain of the terms and conditions offered to its customers to reflect those being imposed by its vendors. The Company believes these plans will help mitigate the impact of these changes in vendor terms and conditions and intense price competition. However, there can be no assurance that the Company will not continue to experience higher levels of these related expenses as compared to historical levels.

Total SG&A expenses increased 23.4% to $1.1 billion in 1999 from $904.6 million in 1998, but decreased as a percentage of net sales to 4.0% in 1999 from 4.1% in 1998. The increase in SG&A spending was attributable in part to the acquisition of ERL in January 1999, and the full-year impact of the acquisition of Macrotron in July 1998. In addition, during fiscal year 1999, the Company recorded significantly higher bad debt expense of approximately $75.8 million or 0.27% as a percentage of net sales ($40.6 million for the fourth quarter of 1999) as compared to fiscal year 1998 expense of approximately $32.5 million or 0.15% as a percentage of net sales ($11.7 million for the fourth quarter of 1998). The larger bad debt provision was primarily the result of negotiations with several large customers primarily in the area of unauthorized product returns. SG&A also increased to support the expansion of the Company's business. Expenses related to expansion consisted of incremental personnel and support costs, lease expenses related to new operating facilities, and expenses associated with the development and maintenance of information

MANAGEMENT'S DISCUSSION AND ANALYSIS continued


systems. The overall decrease in SG&A expenses as a percentage of sales is attributable to economies of scale from greater sales volume, the reorganization efforts during 1999, and continued cost-control measures, partially offset by the higher bad debt expenses as a percentage of sales.

In February 1999, the Company initiated a plan primarily in the U.S., but also in Europe, to streamline operations and reorganize resources to increase flexibility and service and maximize cost savings and operational efficiencies. This reorganization plan included several organizational and structural changes, including the closing of the Company's California-based consolidation center and certain other redundant locations, realignment of the Company's sales force and the creation of a product management organization that integrates purchasing, vendor services, and product marketing functions, as well as a realignment of administrative functions and processes throughout the U.S. organization. In addition, during the fourth quarter of 1999, further organizational and strategic changes were implemented in the Company's assembly and custom-configuration operations, including the selection of an outsource partner to produce unbranded systems and the reallocation of resources to support the Company's custom-configuration services capabilities.

In connection with these reorganization efforts, the Company recorded a charge of $20.3 million for the fiscal year ended January 1, 2000. The reorganization charge included $12.3 million in employee termination benefits for approximately 597 employees, $6.4 million for the write-off of software used in the production of unbranded systems, $1.3 million for closing and consolidation of redundant facilities relating primarily to excess lease costs net of estimated sublease income, and $0.3 million for other costs associated with the reorganization. These initiatives were substantially complete as of January 1, 2000.

Income from operations, excluding reorganization costs, decreased as a percentage of net sales to 0.8% in 1999 from 2.2% in 1998. The decrease in income from operations, excluding reorganization costs, as a percentage of net sales is primarily due to the significant decrease in gross profit as a percentage of net sales as described above. U.S. income from operations, excluding reorganization costs, decreased as a percentage of net sales to 0.9% in 1999 from 2.8% in 1998. European income from operations, excluding reorganization costs, decreased as a percentage of net sales to 0.3% in 1999 from 1.1% in 1998. For geographic regions outside the U.S. and Europe, income from operations, excluding reorganization costs, decreased as a percentage of net sales to 1.0% in 1999 from 1.4% in 1998. Income from operations, including reorganization costs, as a percentage of net sales decreased to 0.8% in 1999 from 2.2% in 1998.

Other (income) expense consisted primarily of interest, foreign currency exchange losses, gains on sales of securities and miscellaneous non-operating (income) expenses. During 1999, the Company recorded net other income of $90.5 million, or 0.3% as a percentage of net sales, as compared to net other expense of $79.7 million, or 0.4% as a percentage of net sales in 1998. The increase in other income over 1998 is primarily attributable to the gain realized on the sale of Softbank common stock, partially offset by an increase in interest expense. In December 1999, the Company sold 346,800 shares or 35% of its original holdings in Softbank common stock for a pre-tax gain of approximately $201.3 million, net of related costs. Interest expense increased primarily due to increased borrowings to finance the January 1999 ERL acquisition; the fourth quarter 1998 investment in Softbank; the July 1998 acquisition of Macrotron; changing vendor terms and conditions associated with floor plan financing arrangements; and the growth of the Company's ongoing operations. This increase was partially offset by a decrease in average interest rates in fiscal 1999 as compared to fiscal 1998. Foreign exchange losses decreased by $3.7 million in 1999 compared to 1998 primarily due to the strengthening of currencies in Latin America as compared to the U.S. dollar.

MANAGEMENT'S DISCUSSION AND ANALYSIS continued


The provision for income taxes, excluding extraordinary items, decreased 31.4% to $110.9 million in 1999 from $161.7 million in 1998, reflecting the 28.6% decrease in the Company's income before income taxes. The Company's effective tax rate was 38.1% in 1999 compared to 39.7% in 1998. The decrease in the effective tax rate was primarily due to tax planning in certain countries.

In March 1999, the Company repurchased Zero Coupon Convertible Senior Debentures with a carrying value of $56.5 million as of the repurchase date for approximately $50.3 million in cash. The debenture repurchase resulted in an extraordinary gain of $3.8 million (net of $2.4 million in income taxes).

1998 COMPARED TO 1997

Consolidated net sales increased 32.9% to $22.0 billion in 1998 from $16.6 billion in 1997. The increase in worldwide net sales was primarily attributable to the addition of new customers, increased sales to the existing customer base, expansion of the Company's product offerings, growth in the information technology products and services distribution industry in general, and the July 1998 acquisition of Macrotron.

Net sales from U.S. operations increased 24.7% to $14.4 billion in 1998 from $11.5 billion in 1997 primarily due to growth of its current business, which was favorably impacted by the RND acquisition in July 1997. The U.S. sales increase was tempered, however, by manufacturers making more product directly available to resellers during the fourth quarter of 1998, resulting in less business through distribution. Net sales from European operations increased 67.8% to $5.6 billion in 1998 from $3.4 billion in 1997 due primarily to the acquisition of Macrotron, as well as to the overall growth in the Company's existing European operations. Other international net sales increased 19.4% to $2.0 billion in 1998 from $1.7 billion in 1997 primarily due to the November 1997 acquisition of Computacion Tecnica, S.A. ("Computek") in Latin America as well as growth in the Company's Canadian operations.

Gross profit, as a percentage of net sales, decreased to 6.3% in 1998 from 6.5% in 1997. During the fourth quarter of 1998, the Company's operations experienced a significant decrease in gross profit percentage compared to the fourth quarter of 1997, which continued into 1999. These decreases were largely attributable to significant competitive pricing pressures experienced primarily in the U.S. and the larger countries in Europe. Furthermore, during 1998, the Company incurred significant costs associated with its investment in its assembly and custom-configuration operations, which negatively impacted gross profit.

Total SG&A expenses increased 27.6% to $904.6 million in 1998 from $709.1 million in 1997, but decreased as a percentage of net sales to 4.1% in 1998 from 4.2% in 1997. The increase in SG&A spending was attributable to the acquisitions in July 1998 of Macrotron, a manufacturing facility and related business in The Netherlands in June 1998, the full year's effect of the 1997 acquisitions of RND and Computek, as well as the increased expenses required to support the expansion of the Company's business. Expenses related to expansion consisted of incremental personnel and support costs, lease expenses relating to new operating facilities, and expenses associated with the development and maintenance of information systems. The overall decrease in SG&A expenses as a percentage of sales is attributable to economies of scale from greater sales volume as well as continued cost-control measures.

Income from operations decreased as a percentage of net sales to 2.2% in 1998 from 2.3% in 1997. U.S. income from operations increased as a percentage of net sales to 2.8% in 1998 from 2.6% in 1997; however, European income from operations decreased as a percentage of net sales to 1.1% in 1998 from 1.2% in 1997. For geographic regions outside the U.S. and Europe,

MANAGEMENT'S DISCUSSION AND ANALYSIS continued


income from operations decreased as a percentage of net sales to 1.4% in 1998 from 1.9% in 1997, primarily due to currency devaluations and overall weaker economies in Latin America.

Other expense, net, consisting primarily of interest, foreign currency exchange losses and miscellaneous nonoperating expenses, increased 59.2% to $79.7 million in 1998 from $50.1 million in 1997. Other expense, net, also increased as a percentage of net sales to 0.4% in 1998 from 0.3% in 1997. Toward the end of 1998, the Company's interest expense grew as a result of increased borrowings to finance acquisitions and strategic investments; expansion of the Company's business; ongoing sales growth; and maintenance of higher accounts receivable levels. Accounts receivable levels were higher primarily due to a reduction in master reseller sales as a percentage of total sales and due to the changing vendor terms and conditions associated with floor plan financing arrangements of those sales. The increase in other expense also reflects an increase in foreign currency exchange losses primarily attributable to ongoing international economic conditions that led to weaker currencies in Latin America as compared to the U.S. dollar.

The provision for income taxes increased 23.0% to $161.7 million in 1998 from $131.5 million in 1997, reflecting the 24.6% increase in the Company's income before income taxes. The Company's effective tax rate was 39.7% in 1998 compared to 40.3% in 1997. The decrease in the effective tax rate was primarily due to the reduction in a noncash compensation charge, much of which is not deductible for tax purposes, as well as the effect of certain international taxes in 1998.

QUARTERLY DATA; SEASONALITY

The Company's quarterly operating results have fluctuated significantly in the past and will likely continue to do so in the future as a result of seasonal variations in the demand for the products and services offered by the Company; competitive conditions including pricing; variation in the amount of provisions for excess and obsolete inventory, vendor sponsored programs and doubtful accounts; changes in the level of operating expenses; the impact of acquisitions; the introduction of new hardware and software technologies and products and services offering improved features and functionality by the Company and its competitors; the loss or consolidation of a significant supplier or customer; product supply constraints; interest rate fluctuations; currency fluctuations; and general economic conditions. The Company's narrow operating margins may magnify the impact of these factors on the Company's operating results. Specific historical seasonal variations in the Company's operating results have included a reduction of demand in Europe during the summer months, increased Canadian government purchasing in the first quarter, and worldwide pre-holiday stocking in the retail channel during the September-to-November period. In addition, the product cycle of major products may materially impact the Company's business, financial condition, or results of operations.

The following table sets forth certain unaudited quarterly historical financial data for each of the eight quarters in the period ended January 1, 2000. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in the Company's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the selected quarterly information. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report to Shareowners. The operating results for any quarter shown are not necessarily indicative of results for any future period.

MANAGEMENT'S DISCUSSION AND ANALYSIS continued


CONSOLIDATED QUARTERLY INFORMATION

                                                                                                     DILUTED       DILUTED
                                                                                 INCOME              EARNINGS     EARNINGS
                                                                     INCOME      BEFORE             PER SHARE     PER SHARE
                                                        INCOME       BEFORE      EXTRA-              BEFORE          ON
                                     NET      GROSS      FROM        INCOME     ORDINARY    NET    EXTRAORDINARY     NET
                                    SALES    PROFIT   OPERATIONS      TAXES       ITEM    INCOME       ITEM        INCOME
                                   --------  -------  ----------    -------     --------  ------   -------------  ---------
                                                          (IN MILLIONS, EXCEPT PER SHARE DATA)
FISCAL YEAR ENDED JANUARY 2, 1999
   THIRTEEN WEEKS ENDED:
       April 4, 1998               $5,150.1  $ 329.9    $116.2        $94.0      $56.5    $ 56.5       $ 0.38       $ 0.38
       July 4, 1998                 4,956.1    315.5     110.8         92.8       55.6      55.6         0.37         0.37
       October 3, 1998              5,708.0    357.8     118.4         99.3       59.8      59.8         0.40         0.40
       January 2, 1999              6,219.8    388.0     141.2        120.8       73.3      73.3         0.49         0.49

FISCAL YEAR ENDED JANUARY 1, 2000
   THIRTEEN WEEKS ENDED: (1)(2)
       April 3, 1999               $6,725.3  $ 359.3    $ 85.5        $61.1      $38.5    $ 42.3       $ 0.26       $ 0.29
       July 3, 1999                 6,804.8    367.8     107.6         79.6       50.3      50.3         0.34         0.34
       October 2, 1999              6,710.1    321.9      52.8         24.8       15.8      15.8         0.11         0.11
       January 1, 2000              7,828.5    287.2     (45.9)       125.0       75.0      75.0         0.51         0.51

(1) Reflects charges related to a reorganization plan initiated to streamline operations and reorganize resources. Quarterly charges were recorded as follows: first quarter, $6.2 million; second quarter, $2.1 million; third quarter, $2.7 million; fourth quarter, $9.3 million.

(2) For the fourth quarter of the year ended January 1, 2000, the Company recorded larger-than-historical provisions for excess and obsolete inventory, losses on vendor-sponsored programs and doubtful accounts, primarily resulting from rapid industry changes and changes in vendor terms and conditions (See "1999 Compared to 1998"). In addition, income before income taxes includes a pre-tax gain of approximately $201.3 million, net of related costs, realized from the sale of Softbank common stock.


As indicated in the table above, the Company's net sales in the fourth quarter of each fiscal year have generally been higher than those in the other three quarters in the same fiscal year. The trend of higher fourth quarter net sales is attributable to calendar year-end business purchases and holiday period purchases made by customers.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

The Company has financed its growth and cash needs largely through income from operations and borrowings, trade and supplier credit, its initial public stock offering in November 1996, the sale of Zero Coupon Convertible Senior Debentures in June 1998, and the sale of Softbank common stock in December 1999 and January 2000.

Cash provided by operating activities was $573.0 million in 1999 as compared to cash used of $278.5 million in 1998 and $647.7 million in 1997. The significant increase in cash provided by operating activities in 1999 compared to cash used in 1998 was primarily attributable to the increase in trade creditor financing of product inventory through the increase in accounts payable and

MANAGEMENT'S DISCUSSION AND ANALYSIS continued


a reduction in the growth rate of accounts receivable over 1998. The significant decrease in cash used by operating activities in 1998 compared to 1997 was primarily attributable to the increase in trade creditor financing of product inventory through the increase in accounts payable, partially offset by the increase in accounts receivable resulting from the continued growth of the Company.

Net cash used by investing activities was $138.4 million, $218.6 million, and $193.3 million, in 1999, 1998 and 1997, respectively. These uses of cash were due in part to the Company's expansion of warehouses and other facilities, the development of information systems and the Company's commitment to growth through acquisitions and strategic alliances. In 1999, the Company used approximately $241.9 million in cash for acquisitions, net of cash acquired, and $135.3 million in capital expenditures. The use of cash was partially offset by the proceeds from the sale of Softbank common stock totaling approximately $230.1 million. In 1998, the Company used approximately $96.6 million in cash for acquisitions, net of cash acquired, approximately $143.2 million in capital expenditures, and approximately $50.3 million for the purchase of Softbank common stock. Mitigating the uses of cash, the Company entered into a sale/leaseback agreement whereby the Company sold its Santa Ana, California facility and a portion of its Buffalo, New York facility to a third party and received approximately $75.3 million in cash. In 1997, the Company used approximately $34.0 million in cash for acquisitions, net of cash acquired, $101.5 million in capital expenditures, and approximately $71.2 million in cash primarily for the purchase of common stock and warrants to acquire common stock of ERL (see Note 4 of the Notes to Consolidated Financial Statements).

Net cash used by financing activities was $413.8 million in 1999 compared to cash provided of $497.1 million and $888.4 million in 1998 and 1997, respectively. Net cash used by financing activities in 1999 was primarily due to the repurchase of the convertible debentures and the net decrease in borrowings under the revolving credit facilities primarily resulting from the use of the proceeds received from the sale of Softbank common stock to repay indebtedness, as well as to the continued focus on working capital management. Net cash provided by financing activities in 1998 was primarily due to the proceeds from the convertible debentures and stock option exercises. The reduction of cash provided by financing activities in 1998 compared to 1997 is due in part to the Company's ability to finance its operations through trade creditors as well as the increase in proceeds from stock option exercises. Net cash provided by financing activities in 1997 was due primarily to the increase in revolving credit of $770.4 million.

Acquisitions

In December 1997, the Company purchased approximately 21% of the outstanding common stock, and approximately 19% of an outstanding class of warrants of ERL, a publicly traded electronic components distributor based in Singapore, for approximately $71 million. In January 1999, the Company purchased additional shares from specific shareholders, which brought the Company's total ownership to approximately 39.6%. In January and February 1999, the Company made open-market purchases of ERL shares and warrants, and on February 19, 1999, completed a tender offer for the remaining outstanding shares and warrants of ERL. These additional purchases resulted in ownership of approximately 95% of both the outstanding common stock and warrants of ERL. In the third quarter of 1999, the Company commenced a take-over offer for the remaining ERL shares and warrants not already owned by Ingram Micro. As a result of the take-over offer, the Company purchased additional shares and warrants of ERL, increasing the Company's ownership position to 100% of the outstanding shares of ERL and approximately 99% of the outstanding warrants. The total cash paid for these purchases in 1999 was approximately $237.4 million, net of cash acquired.

In April 1999, the Company acquired ITG Computers, an Australian computer products distributor. In addition, the Company's majority-owned Macrotron subsidiary increased its ownership of Walton Kft., a Hungarian based computer products distributor, from approximately 33% to 100% in September 1999. Total cash paid for these acquisitions was approximately $4.5 million, net of cash acquired.

Capital Resources

The Company has three credit facilities with bank syndicates providing an aggregate credit availability of $1.65 billion. Under these credit facilities, the Company is required to comply with certain financial covenants, including minimum tangible net worth, restrictions on funded debt and interest coverage. The credit facilities also restrict the amount of dividends the Company can pay as

MANAGEMENT'S DISCUSSION AND ANALYSIS continued


well as the amount of common stock that the Company can repurchase annually. Borrowings are subject to the satisfaction of customary conditions, including the absence of any material adverse change in the Company's business or financial condition. At January 1, 2000 and January 2, 1999, the Company had $503.5 million and $994.5 million in outstanding borrowings under the credit facilities.

The Company has an arrangement pursuant to which certain U.S. trade accounts receivable of the Company are transferred to a trust, which in turn has sold certificates representing undivided interests in the total pool of trade receivables without recourse. The trust has issued fixed-rate, medium-term certificates to investors (which results in a reduction of trade accounts receivable on the Company's Consolidated Balance Sheet) and a variable-rate certificate to support a commercial paper program. At January 1, 2000 and January 2, 1999, the amount of medium-term certificates outstanding totaled $75 million and $100 million, respectively. The amortization period for the commercial paper program began October 1, 1999 and terminated effective December 31, 1999. Accordingly, there were no amounts outstanding under this commercial paper program at January 1, 2000. The amount outstanding under this commercial paper program at January 2, 1999 totaled $150 million. In March 2000, the Company completed a new 5-year accounts receivable securitization program in the U.S., which provides for the issuance of up to $700 million in commercial paper. The Company believes that available funding under this new program will provide increased flexibility for the Company to make incremental investments in strategic growth initiatives and to manage working capital requirements.

The Company also established certain other facilities relating to accounts receivable in Europe and Canada during 1999. Under these programs, the Company has sold approximately $188 million of trade accounts receivable in the aggregate resulting in a further reduction of trade accounts receivable on the Company's Consolidated Balance Sheet at January 1, 2000.

The aggregate amount of trade accounts receivable sold as of January 1, 2000 totaled approximately $263 million. Proceeds from these accounts receivable facilities are generally used to repay existing indebtedness. The Company believes that there are sufficient trade accounts receivable to support the outstanding medium-term certificates, the new U.S. commercial paper program and the European and Canadian facilities.

On June 9, 1998, the Company sold $1.33 billion aggregate principal amount at maturity of its Zero Coupon Convertible Senior Debentures due 2018 in a private placement. The Company has subsequently registered the resale of these debentures with the SEC. Gross proceeds from this offering were $460.4 million. The debentures were sold at an issue price of $346.18 per $1,000 principal amount at maturity (representing a yield to maturity of 5.375% per annum), and are convertible into shares of the Company's Class A Common Stock at a rate of
5.495 shares per $1,000 principal amount at maturity, subject to adjustment under certain circumstances. In March 1999, the Company repurchased Zero Coupon Convertible Senior Debentures with a carrying value of $56.5 million as of the repurchase date for approximately $50.3 million in cash. The debenture repurchase resulted in an extraordinary gain of $3.8 million (net of $2.4 million in income taxes).

As of January 1, 2000, the debentures were convertible into approximately 6.4 million shares of the Company's Class A Common Stock. The debentures are redeemable at the option of the Company on or after June 9, 2003, at the issue price plus accrued original issue discount to the date of the redemption. Each debenture is subject to repurchase at the option of the holder as of June 9, 2001, June 9, 2003, June 9, 2008, or June 9, 2013, or if there is a Fundamental Change (as defined), at the issue price plus accrued original issue discount to the date of the redemption. In the event of a repurchase at the option of the holder (other than upon a Fundamental Change), the Company may, at its option, satisfy the redemption in cash or Class A Common Stock, or any combination thereof. In the case of any such repurchase as of June 9, 2001, the Company may elect, in lieu of the payment of cash or Class A Common Stock, to satisfy the redemption in new Zero Coupon Convertible Senior Debentures due 2018.

The Company and its foreign subsidiaries have additional lines of credit, commercial paper, short-term overdraft facilities and other credit facilities with various financial institutions worldwide, which provide for borrowings aggregating $601.0 million at January 1, 2000. Most of these arrangements are on an uncommitted basis and are reviewed periodically for renewal. At January 1, 2000, the Company had $248.1 million outstanding under these facilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS continued


The proceeds from stock option exercises provide an additional source of cash to the Company. In 1999, 1998 and 1997, respectively, cash proceeds from the exercise of stock options, including applicable tax benefits, totaled $20.8 million, $93.9 million, and $28.4 million, respectively.

The Company believes that cash provided by operating activities, supplemented as necessary with funds available under credit arrangements (including the $1.65 billion in credit facilities, the June 1998 sale of the Company's convertible debentures and the Company's facilities relating to accounts receivable), will provide sufficient resources to meet its present and future working capital and cash requirements for at least the next 12 months.

Capital Expenditures

The Company presently expects to spend approximately $130 million in fiscal 2000 for capital expenditures due to continued expansion of its business.

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

In addition to product sales and costs, the Company has foreign currency risk related to debt that is denominated in currencies other than the dollar and cross-currency swaps hedging intercompany debt. The Company's foreign currency risk management objective is to protect its earnings and cash flows resulting from sales, purchases and other transactions from the adverse impact of exchange rate movements. Foreign exchange risk is managed by using forward and option contracts to hedge receivables and payables. By policy, the Company maintains hedge coverage between minimum and maximum percentages. Cross-currency swaps are used to hedge foreign currency denominated payments related to intercompany and third-party loans. During 1999, hedged transactions were denominated primarily in euros, Canadian dollars, Australian dollars, Chilean pesos, Thai baht, Mexican pesos, Swedish krona, British pounds and Norwegian kroner.

The Company is exposed to changes in interest rates primarily as a result of its long-term debt used to maintain liquidity and finance inventory, capital expenditures and business expansion. Interest rate risk is also present in the cross-currency swaps hedging intercompany and third-party loans. The Company's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives the Company uses a combination of fixed- and variable-rate debt. As of January 1, 2000 and January 2, 1999, approximately 34% and 28%, respectively, of the outstanding debt had fixed interest rates. The Company finances working capital needs through various bank loans and commercial paper programs.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS continued


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

The estimated loss in fair value on the Company's foreign currency-sensitive and interest rate-sensitive financial instruments was derived using the VaR model and a one-day holding period. At January 1, 2000, the estimated loss in fair value on the Company's foreign currency-sensitive financial instruments and interest rate-sensitive financial instruments was $0.1 million and $4.3 million, respectively. At January 2, 1999, the estimated loss in fair value on the Company's foreign currency-sensitive financial instruments and interest rate-sensitive financial instruments was $1.3 million and $1.6 million, respectively. The decrease in the estimated loss in fair value on foreign currency-sensitive financial instruments from January 2, 1999 to January 1, 2000 was due to a lower notional value of outstanding foreign currency-sensitive instruments. The increase in the estimated loss in fair value on interest rate-sensitive financial instruments from January 2, 1999 to January 1, 2000 was due to higher interest rate volatility. The Company believes that the hypothetical loss in fair value of its derivatives would be offset by increases in the value of the underlying transactions being hedged.

EURO CONVERSION

On January 1, 1999, a single currency called the euro was introduced in Europe. Eleven of the 15 member countries of the European Union adopted the euro as their common legal currency on that date. Fixed conversion rates between these participating countries' existing currencies (the "legacy currencies") and the euro were established as of that date. The legacy currencies are scheduled to remain legal tender as denominations of the euro until at least January 1, 2002 (but not later than July 1, 2002). During this transition period, parties may settle transactions using either the euro or a participating country's legacy currency. Beginning in January 2002, new euro-denominated bills and coins will be issued and legacy currencies will be withdrawn from circulation. The Company has implemented plans to address the issues raised by the euro currency conversion. These plans include, among others, the need to adapt computer information systems and business processes and equipment to accommodate euro-denominated transactions; the need to analyze the legal and contractual implications on contracts; and the ability of the Company's customers and vendors to accommodate euro-denominated transactions on a timely basis. Since the implementation of the euro on January 1, 1999, the Company has experienced improved efficiencies in its cash management program in Europe as all intracompany transactions within participating countries are conducted in euros. In addition, the Company has reduced hedging activities in Europe for transactions conducted between euro participating countries. Since the Company's information systems and processes generally accommodate multiple currencies, the Company anticipates that modifications to its information systems, equipment and processes will be made on a timely basis and does not expect any failures which would have a material adverse effect on the Company's financial position or results of operations or that the costs of such modifications will have a material effect on the Company's financial position or results of operations. The Company has not experienced any material adverse effects on its financial position or results of operations in connection with the January 1, 1999 first stage conversion.

CAUTIONARY STATEMENTS FOR PURPOSES OF THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The matters in this Annual Report that are forward-looking statements are based on current management expectations that involve certain risks, including without limitation: intense competition; continued pricing and margin pressures; the potential for continued restrictive vendor terms and conditions; the potential decline as well as seasonal variations in demand for the Company's products; unavailability of adequate capital; management of growth; reliability of information systems; foreign currency fluctuations; dependency on key individuals; product supply shortages; the potential termination of a supply agreement with a major supplier; acquisitions; rapid product improvement and technological change, and resulting obsolescence risks; risk of credit loss; dependency on independent shipping companies; and the termination of subsidized floor plan financing.

The Company has and continues to institute changes to its strategies, operations and processes to address these risk factors and to mitigate their impact on the Company's results of operations and financial condition. However, no assurances can be given that the Company will be successful in these efforts. For a further discussion of these and other significant factors to consider in connection with forward-looking statements concerning the Company, reference is made to Exhibit
99.01 of the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000; other risks or uncertainties may be detailed from time to time in the Company's future SEC filings.

                                INGRAM MICRO INC.
--------------------------------------------------------------------------------
                           CONSOLIDATED BALANCE SHEET
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

                                                                               FISCAL YEAR END
                                                                             1999           1998
                                                                         -----------    -----------
ASSETS
   Current assets:
     Cash                                                                $   128,152    $    96,682
     Investment in available-for-sale securities                             142,338             --
     Trade accounts receivable (less allowances of $100,754 in 1999
       and $55,904 in 1998)                                                2,853,509      2,562,050
     Inventories                                                           3,471,565      3,094,227
     Other current assets                                                    373,365        278,591
                                                                         -----------    -----------
       Total current assets                                                6,968,929      6,031,550

   Investment in available-for-sale securities                               474,525         56,928
   Property and equipment, net                                               316,643        254,718
   Goodwill, net                                                             455,473        232,112
   Other                                                                      56,357        158,096
                                                                         -----------    -----------
       Total assets                                                      $ 8,271,927    $ 6,733,404
                                                                         ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities:
     Accounts payable                                                    $ 4,322,303    $ 3,306,045
     Accrued expenses                                                        317,283        254,627
     Current maturities of long-term debt                                     31,020         38,978
                                                                         -----------    -----------
       Total current liabilities                                           4,670,606      3,599,650

   Convertible debentures                                                    440,943        473,475
   Other long-term debt                                                      876,172      1,208,003
   Deferred income taxes and other liabilities                               313,561         45,205
                                                                         -----------    -----------
       Total liabilities                                                   6,301,282      5,326,333
                                                                         -----------    -----------

   Commitments and contingencies (Note 9)                                         --             --
   Redeemable Class B Common Stock                                             3,800          7,814
                                                                         -----------    -----------

   Stockholders' equity:
     Preferred Stock, $0.01 par value, 1,000,000 shares
       authorized; no shares issued and outstanding                               --             --
     Class A Common Stock, $0.01 par value, 265,000,000 shares
       authorized; 71,212,517 and 66,520,715 shares issued
       and outstanding in 1999 and 1998, respectively                            712            665
     Class B Common Stock, $0.01 par value, 135,000,000 shares
       authorized; 73,280,871 and 75,459,710 shares issued
       and outstanding in 1999 and 1998 (including 542,855
       and 1,116,250 redeemable shares in 1999 and 1998), respectively           727            743
     Additional paid in capital                                              645,182        591,235
     Retained earnings                                                       995,035        811,616
     Accumulated other comprehensive income (loss)                           328,285         (4,914)
     Unearned compensation                                                    (3,096)           (88)
                                                                         -----------    -----------
       Total stockholders' equity                                          1,966,845      1,399,257
                                                                         -----------    -----------
       Total liabilities and stockholders' equity                        $ 8,271,927    $ 6,733,404
                                                                         ===========    ===========

       See accompanying notes to these consolidated financial statements.

                                INGRAM MICRO INC.
--------------------------------------------------------------------------------
                        CONSOLIDATED STATEMENT OF INCOME
                    (DOLLARS IN 000S, EXCEPT PER SHARE DATA)

                                                                      FISCAL YEAR
                                                          1999            1998            1997
                                                      ------------    ------------    ------------
Net sales                                             $ 28,068,642    $ 22,034,038    $ 16,581,539

Cost of sales                                           26,732,479      20,642,870      15,495,850
                                                      ------------    ------------    ------------

Gross profit                                             1,336,163       1,391,168       1,085,689
                                                      ------------    ------------    ------------

Expenses:
     Selling, general and administrative                 1,115,854         904,563         709,110
     Reorganization costs                                   20,305              --              --
                                                      ------------    ------------    ------------
                                                         1,136,159         904,563         709,110
                                                      ------------    ------------    ------------

Income from operations                                     200,004         486,605         376,579
                                                      ------------    ------------    ------------

Other (income) expense:
     Interest income                                        (4,338)         (5,652)         (3,924)
     Interest expense                                      101,691          72,181          37,940
     Gain on sale of available-for-sale securities        (201,318)             --              --
     Net foreign currency exchange loss                      2,583           6,247           2,430
     Other                                                  10,893           6,969          13,644
                                                      ------------    ------------    ------------
                                                           (90,489)         79,745          50,090
                                                      ------------    ------------    ------------

Income before income taxes, minority interest
     and extraordinary item                                290,493         406,860         326,489

Provision for income taxes                                 110,852         161,685         131,463
                                                      ------------    ------------    ------------

Income before minority interest and
     extraordinary item                                    179,641         245,175         195,026



Minority interest                                               --              --           1,386
                                                      ------------    ------------    ------------

Income before extraordinary item                           179,641         245,175         193,640

Extraordinary gain on repurchase of debentures,
     net of $2,405 in income taxes                           3,778              --              --
                                                      ------------    ------------    ------------

Net income                                            $    183,419    $    245,175    $    193,640
                                                      ============    ============    ============

Basic earnings per share:
     Income before extraordinary item                 $       1.25    $       1.76    $       1.43
     Extraordinary gain on repurchase of debentures            .03              --              --
                                                      ------------    ------------    ------------
     Net income                                       $       1.28    $       1.76    $       1.43
                                                      ============    ============    ============

Diluted earnings per share:
     Income before extraordinary item                 $       1.21    $       1.64    $       1.32
     Extraordinary gain on repurchase of debentures            .03              --              --
                                                      ------------    ------------    ------------
     Net income                                       $       1.24    $       1.64    $       1.32
                                                      ============    ============    ============

       See accompanying notes to these consolidated financial statements.

                                INGRAM MICRO INC.
--------------------------------------------------------------------------------
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                (DOLLARS IN 000S)

                                                                                 ACCUMULATED
                                                        ADDITIONAL                  OTHER
                                       COMMON STOCK      PAID IN    RETAINED    COMPREHENSIVE     UNEARNED
                                     CLASS A  CLASS B    CAPITAL    EARNINGS    INCOME (LOSS)   COMPENSATION     TOTAL
                                     -------  -------   ----------  ---------   -------------   ------------   ----------
DECEMBER 28, 1996                     $  250  $1,066    $ 449,657   $ 372,801     $  1,910        $   (534)    $  825,150
Noncash compensation charge
    related to stock options                                6,876                                                   6,876
Stock options exercised                   31                6,546                                                   6,577
Income tax benefit from
    exercise of stock options                              21,833                                                  21,833
Conversion of Class B Common
    Stock to Class A Common Stock         93     (93)                                                                  --
Amortization of unearned
    compensation                                                                                       276            276
Comprehensive income (loss)                                           193,640       (16,146)                      177,494
                                      ------  ------    ---------   ---------     ---------       --------     ----------
JANUARY 3, 1998                          374     973      484,912     566,441       (14,236)          (258)     1,038,206
Noncash compensation charge
    related to stock options                                4,392                                                   4,392
Stock options exercised                   50               36,337                                                  36,387
Income tax benefit from
    exercise of stock options                              57,476                                                  57,476
Vesting of Redeemable
    Class B Common Stock                          11        8,118                                                   8,129
Conversion of Class B Common
    Stock to Class A Common Stock        241    (241)                                                                   -
Amortization of unearned
    compensation                                                                                       170            170
Comprehensive income                                                  245,175         9,322                       254,497
                                      ------  ------    ---------   ---------     ---------       --------     ----------
JANUARY 2, 1999                          665     743      591,235     811,616        (4,914)           (88)     1,399,257
Noncash compensation charge
    related to stock options                                1,978                                                   1,978
Stock options exercised                   17                7,387                                                   7,404
Income tax benefit from
    exercise of stock options                              13,428                                                  13,428
Vesting of Redeemable
    Class B Common Stock                           6        3,901                                                   3,907
Conversion of Class B
    Common Stock to
    Class A Common Stock                  22     (22)                                                                  --
Grant of restricted Class A
    Common Stock                           3                3,455                                   (3,458)            --
Issuance of Class A Common
    Stock related to Employee
    Stock Purchase Plan                    5               12,534                                                  12,539
Warrants issued                                            11,264                                                  11,264
Amortization of unearned
    compensation                                                                                       450            450
Comprehensive income                                                  183,419       333,199                       516,618
                                      ------  ------    ---------   ---------     ---------       --------     ----------
JANUARY 1, 2000                       $  712  $  727    $ 645,182   $ 995,035     $ 328,285       $ (3,096)    $1,966,845
                                      ======  ======    =========   =========     =========       ========     ==========

       See accompanying notes to these consolidated financial statements.

                                INGRAM MICRO INC.
--------------------------------------------------------------------------------
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                (DOLLARS IN 000S)

                                                                                 FISCAL YEAR
                                                                       1999         1998         1997
                                                                     ---------    ---------    ---------
CASH PROVIDED (USED) BY OPERATING ACTIVITIES:
    Net income                                                       $ 183,419    $ 245,175    $ 193,640
    Adjustments to reconcile net income to
      cash provided (used) by operating activities:
        Depreciation                                                    74,701       57,673       42,880
        Amortization of goodwill                                        22,900       10,269        4,955
        Deferred income taxes                                           22,524        3,532        8,226
        Pre-tax gain on sale of available-for-sale
           securities                                                 (201,318)          --           --
        Gain (net of tax) on repurchase of debentures                   (3,778)          --           --
        Minority interest                                                   --           --        1,387
        Noncash compensation charge                                      2,428        4,562        7,152
        Noncash interest expense on debentures                          26,442       14,248           --
    Changes in operating assets and liabilities,
      net of effects of acquisitions:
        Trade accounts receivable                                      (94,266)    (786,727)    (485,711)
        Inventories                                                   (307,940)    (445,324)    (542,886)
        Other current assets                                          (101,127)     (17,473)     (61,642)
        Accounts payable                                               899,574      694,880       92,396
        Accrued expenses                                                49,449      (59,348)      91,912
                                                                     ---------    ---------    ---------
        Cash provided (used) by operating activities                   573,008     (278,533)    (647,691)
                                                                     ---------    ---------    ---------

CASH (USED) PROVIDED BY INVESTING ACTIVITIES:
    Purchase of property and equipment                                (135,260)    (143,236)    (101,458)
    Proceeds from sale of property and equipment                        10,433       75,321       12,963
    Acquisitions, net of cash acquired                                (241,928)     (96,550)     (33,960)
    Equity investment in subsidiary                                         --           --      (71,212)
    Purchase of available-for-sale securities                               --      (50,262)          --
    Net proceeds from sale of available-for-sale securities            230,109           --           --
    Other                                                               (1,795)      (3,867)         320
                                                                     ---------    ---------    ---------
        Cash used by investing activities                             (138,441)    (218,594)    (193,347)
                                                                     ---------    ---------    ---------

CASH (USED) PROVIDED BY FINANCING ACTIVITIES:
    Repurchase of Redeemable Class B Common Stock                         (107)        (650)        (630)
    Exercise of stock options including tax benefits                    20,832       93,863       28,410
    Proceeds from issuance of convertible debentures, net of
       issuance costs                                                       --      449,604           --
    Proceeds from (repayment of) debt                                  123,999      (80,689)      90,219
    Repurchase of convertible debentures                               (50,321)          --           --
    Net (repayments) borrowings under revolving
       credit facilities                                              (508,250)      34,978      770,367
                                                                     ---------    ---------    ---------
        Cash (used) provided by financing activities                  (413,847)     497,106      888,366
                                                                     ---------    ---------    ---------

Effect of exchange rate changes on cash                                 10,750        4,491       (3,395)
                                                                     ---------    ---------    ---------

Increase in cash                                                        31,470        4,470       43,933

Cash, beginning of year                                                 96,682       92,212       48,279
                                                                     ---------    ---------    ---------

Cash, end of year                                                    $ 128,152    $  96,682    $  92,212
                                                                     =========    =========    =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash payments during the year:
    Interest                                                         $  72,343    $  61,706    $  36,185
    Income taxes                                                        96,682      109,108      107,129

       See accompanying notes to these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in 000s, except per share data)

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Ingram Micro Inc. (the "Company" or "Ingram Micro") is primarily engaged, directly and through its wholly- and majority-owned subsidiaries, in distribution of information technology products and services worldwide. The Company conducts the majority of its operations in the United States, Europe, Canada, Latin America and Asia Pacific.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its wholly- and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The equity method of accounting is used for the Company's 50% or less owned affiliates over which the Company has the ability to exercise significant influence.

FISCAL YEAR
The fiscal year of the Company is a 52- or 53-week period ending on the Saturday nearest to December 31. All references herein to "1999" represent the 52-week fiscal year ended January 1, 2000. All references herein to "1998" represent the 52-week fiscal year ended January 2, 1999, and all references herein to "1997" represent the 53-week fiscal year ended January 3, 1998.

USE OF ESTIMATES
Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the financial statement date, and reported amounts of revenue and expenses during the reporting period. Significant estimates primarily relate to reserves for inventory, vendor programs and credit losses on accounts receivable. Actual results could differ from these estimates.

REVENUE RECOGNITION
Revenue is recognized at the time of product shipment or upon the delivery of services. The Company, under specific conditions, permits its customers to return or exchange products. The provision for estimated sales returns is recorded concurrently with the recognition of revenue.

VENDOR PROGRAMS
Funds received from vendors for price protection, product rebates, marketing or training programs are recorded net of direct costs as adjustments to product costs, selling, general and administrative expenses or revenue according to the nature of the program.

The Company generated approximately 39% of its net sales in fiscal 1999, 40% in 1998, and 38% in 1997 from products purchased from three vendors.

WARRANTIES
The Company's suppliers generally warrant the products distributed by the Company and allow returns of defective products, including those that have been returned to the Company by its customers. The Company does not independently warrant the products it distributes; however, the Company does warrant the following: (1) its services with regard to products that it configured for its customers, and (2) products that it builds to order from components purchased from other sources. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience. Warranty expense was not material to the Company's Consolidated Statement of Income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in 000s, except per share data)

FOREIGN CURRENCY TRANSLATION AND REMEASUREMENT
Financial statements of foreign subsidiaries, for which the functional currency is the local currency, are translated into United States ("U.S.") dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for statement of income items. Translation adjustments are recorded in other comprehensive income. The functional currency of the Company's subsidiaries in Latin America and certain countries within the Company's Asian operations is the U.S. dollar; accordingly, the monetary assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues, expenses, gains or losses are translated at the average exchange rate for the period, and nonmonetary assets and liabilities are translated at historical rates. The resultant remeasurement gains and losses of these subsidiaries are recognized in the Consolidated Statement of Income. Gains and losses from foreign currency transactions are included in the Consolidated Statement of Income.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts of cash, accounts receivable, accounts payable and other accrued expenses approximate fair value because of the short maturity of these items. The carrying amounts of outstanding debt issued pursuant to bank credit agreements approximate fair value because interest rates over the relative term of these instruments approximate current market interest rates. The estimated fair value of the Zero Coupon Convertible Debentures including original issue discount was $388,939 at January 1, 2000 based upon quoted market prices. The carrying value at January 1, 2000 was $440,943.

CASH
Book overdrafts of $140,149 and $228,556 as of January 1, 2000, and January 2, 1999, respectively, are included in accounts payable. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

INVENTORIES
Inventories are stated at the lower of average cost or market.

LONG-LIVED ASSETS
The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely. An impairment loss would be recognized when the sum of the expected, undiscounted future net cash flows is less than the carrying amount of the asset. The amount of an impairment loss would be recognized as the excess of the asset's carrying value over the fair value.

PROPERTY AND EQUIPMENT
Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life:


            Buildings                                  40 years
            Leasehold improvements                     3-17 years
            Distribution equipment                     5-7 years
            Computer equipment and software            2-5 years

In 1998, the Company elected to adopt the provisions of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement requires capitalization of computer software costs that meet both the definition of internal-use software and defined criteria for capitalization. The Company amortizes the costs of computer

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in 000s, except per share data)

software developed or obtained for internal use on a straight-line basis over the estimated life of the software. The impact of adoption was not material to the Company's consolidated financial statements.

Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized.

GOODWILL
Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in an acquisition accounted for using the purchase method, and is amortized on a straight-line basis over periods ranging from five to 30 years. Accumulated amortization was $54,521 at January 1, 2000, and $31,621 at January 2, 1999. Amortization expense totaled $22,900, $10,269, and $4,955, for 1999, 1998, and 1997, respectively. The Company assesses the realizability of goodwill consistent with its policy for long-lived assets.

INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES
The Company classifies its existing marketable equity securities as available-for-sale in accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These securities are carried at fair market value, with unrealized gains and losses reported in stockholders' equity as a component of other comprehensive income (loss). Gains or losses on securities sold are based on the specific identification method.

In December 1998, the Company purchased 990,800 shares of common stock of SOFTBANK Corp. ("Softbank"), Japan's largest distributor of software, peripherals and networking products, for approximately $50,262. These securities had a gross unrealized holding gain of $6,666 as of January 2, 1999. No tax provision was provided in 1998 because of tax planning strategies that the Company believes will reduce the tax consequences to an immaterial amount.

During December 1999, the Company sold 346,800 shares of Softbank common stock, or approximately 35% of its original investment, for approximately $230,109 resulting in a pre-tax gain of approximately $201,318, net of related expenses of approximately $18,609. As a result of the Company's reconsideration of certain tax planning strategies, the Company provided for deferred taxes totaling approximately $76,098 associated with this sale of stock. The Company used the net proceeds from the sale to repay existing indebtedness. As of January 1, 2000, the Company had an unrealized holding gain on the remaining 644,000 shares of Softbank common stock totaling $356,936, net of $227,248 in deferred income taxes.

In connection with the December 1999 sale of Softbank common stock, the Company issued warrants to Softbank for the purchase of 1,500,000 shares of the Company's Class A Common Stock with an exercise price of $13.25 per share, which approximated the market price of the Company's common stock on the warrant issuance date. The warrants are exercisable immediately and have a 5-year term. The estimated fair value of these warrants upon issuance was approximately $11,264 and was determined using the Black-Scholes option-pricing model using the following assumptions:

         Risk-free interest rate             6.27%
         Term of warrant                     5 years
         Expected stock volatility           55.4%

The estimated fair value of the warrants has been included in other expenses in the Statement of Income for fiscal 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in 000s, except per share data)

In January 2000, the Company sold an additional 148,600 shares or approximately 15% of its original holdings in Softbank common stock for approximately $118,900 in net cash proceeds. The gain, net of expenses of $2,800, realized in the first quarter of fiscal year 2000 related to this sale totaled approximately $69,000, net of deferred income taxes of approximately $42,000.

CONCENTRATION OF CREDIT RISK
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable and derivative financial instruments. Credit risk with respect to trade accounts receivable is limited due to the large number of customers and their dispersion across geographic areas. The Company sells its products primarily in the United States, Europe, Canada, Latin America and Asia Pacific. The Company performs ongoing credit evaluations of its customers' financial conditions, obtains credit insurance in certain locations and requires collateral in certain circumstances. The Company maintains an allowance for potential credit losses.

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

Credit exposure for derivative financial instruments is limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the obligations of the Company to the counterparties. Potential credit losses are minimized through careful evaluation of counterparty credit standing, selection of counterparties from a limited group of high-quality institutions and other contract provisions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in 000s, except per share data)

Derivative financial instruments comprise the following:

                                                 1999                        1998
                                        ----------------------------------------------------
                                        Notional     Estimated       Notional     Estimated
                                        Amounts      Fair Value      Amounts      Fair Value
                                        --------     ----------      --------     ----------
Foreign exchange forward contracts      $365,931      $   (251)      $702,343      $(1,648)
Purchased foreign currency options        54,149         1,215         32,604           78
Written foreign currency options          53,603          (503)        18,652         (111)
Currency interest rate swaps             211,534        27,457        200,732          628
Forward rate agreements                       --            --        149,400           10

COMPREHENSIVE INCOME
Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130") establishes standards for reporting and displaying comprehensive income and its components in the Company's consolidated financial statements. Comprehensive income is defined in FAS 130 as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources.

The components of accumulated other comprehensive income (loss) are as follows:

                                                          FOREIGN         UNREALIZED       ACCUMULATED
                                                          CURRENCY         GAIN ON            OTHER
                                                         TRANSLATION     AVAILABLE FOR     COMPREHENSIVE
                                                         ADJUSTMENT     SALE SECURITIES    INCOME (LOSS)
                                                         -----------    ---------------    -------------
Balance at December 28, 1996                             $  1,910          $      --        $   1,910
   Change in foreign currency translation adjustment      (16,146)                --          (16,146)
                                                         --------          ---------        ---------
Balance at January 3, 1998                                (14,236)                --          (14,236)
   Change in foreign currency translation adjustment        2,656                 --            2,656
   Unrealized holding gain arising during the period           --              6,666            6,666
                                                         --------          ---------        ---------
Balance at January 2, 1999                                (11,580)             6,666           (4,914)
   Change in foreign currency translation adjustment      (17,071)                --          (17,071)
   Unrealized holding gain arising during the period           --            475,490          475,490
   Reclassification adjustment for gain included
       in net income                                           --           (125,220)        (125,220)
                                                         --------          ---------        ---------
Balance at January 1, 2000                               $(28,651)         $ 356,936        $ 328,285
                                                         ========          =========        =========

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

EARNINGS PER SHARE
The Company reports a dual presentation of Basic Earnings per Share ("Basic EPS") and Diluted Earnings per Share ("Diluted EPS"). Basic EPS excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the reported period. Diluted EPS reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised using the treasury stock method or the if-converted method, where applicable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in 000s, except per share data)

The composition of Basic EPS and Diluted EPS is as follows:

                                                        1999              1998              1997
                                                  ---------------   ---------------   ---------------
Income before extraordinary item                  $       179,641   $       245,175   $       193,640
                                                  ===============   ===============   ===============

Weighted average shares                               143,404,207       139,263,810       135,764,053
                                                  ===============   ===============   ===============

Basic earnings per share before
     extraordinary item                           $          1.25   $          1.76   $          1.43
                                                  ===============   ===============   ===============

Weighted average shares including
     the dilutive effect of stock options
     (4,380,505; 10,274,060; and 10,543,479 for
     Fiscal 1999, 1998, and 1997, respectively)       147,784,712       149,537,870       146,307,532
                                                  ===============   ===============   ===============

Diluted earnings per share before
     extraordinary item                           $          1.21   $          1.64   $          1.32
                                                  ===============   ===============   ===============

At January 1, 2000 and January 2, 1999, there were $440,943 and $473,475, respectively, in Zero Coupon Convertible Debentures that were convertible into 6,427,721 and 7,308,350 shares of Class A Common Stock (see Note 7). In 1999 and 1998, these potential shares were excluded from the computation of Diluted EPS because their effect would be antidilutive. Additionally, there were approximately 3,483,000, 388,000, and 262,000 options in 1999, 1998, and 1997, respectively, that were not included in the computation of Diluted EPS because the exercise price was greater than the average market price of the Class A Common Stock, thereby resulting in an antidilutive effect.

NEW ACCOUNTING STANDARDS
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), which will become effective for the Company in fiscal 2001. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The Company does not expect the adoption of FAS 133 to have a material impact on its reported consolidated financial condition or results of operations.

RECLASSIFICATIONS
Certain prior year balances have been reclassified to conform with the current year presentation.

NOTE 3 - REORGANIZATION COSTS

In February 1999, the Company initiated a plan primarily in the U.S., but also in Europe, to streamline operations and reorganize resources to increase flexibility and service and maximize cost savings and operational efficiencies. This reorganization plan included several organizational and structural changes, including the closing of the Company's California-based consolidation center and certain other redundant locations, realignment of the Company's sales force and the creation of a product management organization that integrates purchasing, vendor services, and product marketing functions, as well as a realignment of administrative functions and processes throughout the U.S. organization and in certain of the Company's European operations. In addition, during the fourth quarter of 1999, further organizational and strategic changes were implemented in the Company's assembly and custom-configuration operations including the selection of an outsource partner to produce unbranded systems and the reallocation of resources to the Company's custom-configuration services capabilities.

In connection with these reorganization efforts, the Company recorded a charge of $20,305 for the fiscal year ended January 1, 2000. The reorganization charge included $12,322 in employee termination benefits for approximately 597 employees, $6,381 for the write-off of software used in the production of unbranded systems, $1,284 for closing and consolidation of redundant facilities relating primarily to excess lease costs net of estimated sublease income, net of adjustments, and $318 for other costs associated with the reorganization, net of adjustments. This initiative is substantially complete at January 1, 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in 000s, except per share data)

The reorganization charges and related activity for the fiscal year ended January 1, 2000 are summarized as follows:

                                                  Amounts Paid
                                       1999       and Charged                    Remaining
                                  Reorganization  Against the                   Liability at
                                      Charge       Liability      Adjustments  January 1, 2000
                                  --------------  ------------    -----------  ---------------
Employee termination benefits        $12,322        $(10,614)        $  --         $1,708
Software costs                         6,381          (6,381)           --             --
Facility costs                         1,519            (672)         (235)           612
Other costs                              761            (318)         (443)            --
                                     -------        --------         -----         ------
Total                                $20,983        $(17,985)        $(678)        $2,320
                                     =======        ========         =====         ======

NOTE 4 - ACQUISITIONS

In January 1999, the Company purchased 44,114,340 shares of the common stock of Ingram Micro Asia Ltd. (formerly known as Electronic Resources Ltd., "ERL") from certain shareholders, which increased the Company's ownership to 39.6% from the 21% ownership held in 1998. In accordance with Singapore law, the Company was required to extend a tender offer for the remaining shares and warrants of ERL as a result of its increased ownership. The Company offered to purchase the remaining outstanding shares and warrants for approximately $1.20 and $0.65 per share and warrant, respectively, during the tender offer period from January 4, 1999 to February 19, 1999. In addition, during January and February 1999, the Company made open market purchases of ERL shares and warrants. As a result of the open market purchases and the tender offer, the Company's ownership in ERL increased to approximately 95%. In the third quarter of 1999, the Company commenced a take-over offer for the remaining ERL shares and warrants not already owned by Ingram Micro. As a result of the takeover, the Company purchased an additional 12,151,748 shares and 1,337,962 warrants of ERL, increasing the Company's ownership position to 100% of the outstanding shares of ERL and approximately 99% of the outstanding warrants. The aggregate purchase price paid during 1999 for these ERL shares and warrants, net of cash acquired, was approximately $237,396.

Prior to 1999, the Company accounted for its investment in ERL, which totaled approximately $71,212, under the equity method. Due to the purchase of ERL common stock and warrants in 1999, the Company has consolidated the results of ERL. The Company has accounted for the acquisition of ERL under the purchase method; accordingly, the results of ERL's operations have been combined with those of the Company for the year ended January 1, 2000. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price, including the $71,212 paid in December 1997, over the net assets acquired was approximately $240,506 and is being amortized on a straight-line basis over 30 years.

In April 1999, the Company acquired ITG Computers, an Australian computer products distributor. In addition, the Company's majority-owned Macrotron subsidiary increased its ownership of Walton Kft., a Hungarian based computer products distributor, from approximately 33% to 100% in September 1999. Total cash paid for these acquisitions was approximately $4,532, net of cash acquired. These acquisitions were accounted for using the purchase method, and the results of their operations have been combined with those of the Company since their acquisition dates. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition. The excess of the purchase prices over the net assets acquired amounts to approximately $4,922 and is being amortized on a straight-line basis over 10 years.

In July 1998, the Company completed the acquisition of approximately 99% and 91% of the outstanding common and preferred stock, respectively, of Macrotron AG ("Macrotron") for approximately $100,000 in cash. Macrotron is based in Munich, Germany, and operates primarily in Germany, Austria, and Switzerland. The acquisition was accounted for using the purchase method, and the results of Macrotron's operations have been combined with those of the Company since July 1, 1998, the effective date of acquisition. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in 000s, except per share data)

at the date of acquisition. The excess of the purchase price over the net assets acquired was approximately $80,000 and is being amortized on a straight-line basis over 30 years.

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

Pro forma financial information has not been presented because the effect of the 1999, 1998 and 1997 acquisitions was not significant.

NOTE 5 - ACCOUNTS RECEIVABLE

The Company has an arrangement pursuant to which certain U.S. trade accounts receivable of the Company are transferred to a trust, which in turn has sold certificates representing undivided interests in the total pool of trade receivables without recourse. The trust has issued fixed-rate, medium-term certificates to investors (which results in a reduction of trade accounts receivable on the Company's Consolidated Balance Sheet) to reflect the sale of such receivables and a variable-rate certificate to support a commercial paper program. At January 1, 2000 and January 2, 1999, the amount of medium-term certificates outstanding totaled $75,000 and $100,000, respectively. The amortization period for the commercial paper program began October 1, 1999 and terminated effective December 31, 1999. Accordingly, there were no amounts outstanding under this commercial paper program at January 1, 2000. The amount outstanding under this commercial paper program at January 2, 1999 totaled $150,000.

In March 2000, the Company completed a new 5-year accounts receivable securitization program in the U.S., which provides for the issuance of up to $700,000 in commercial paper.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in 000s, except per share data)

The Company also established certain other facilities relating to accounts receivable in Europe and Canada during 1999. Under these programs, the Company has sold approximately $188,000 of trade accounts receivable in the aggregate resulting in a further reduction of trade accounts receivable on the Company's Consolidated Balance Sheet at January 1, 2000.

Fees in the amount of $7,223, $8,667, and $11,102 in 1999, 1998 and 1997,
respectively, related to the sale of trade accounts receivable facilities are included in other expenses in the Consolidated Statement of Income.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                              FISCAL YEAR END
                                            1999           1998
                                         ---------      ---------
Land                                     $   8,237      $   9,443
Buildings and leasehold improvements        93,282         59,370
Distribution equipment                     180,147        188,045
Computer equipment and software            249,753        171,364
                                         ---------      ---------
                                           531,419        428,222
Accumulated depreciation                  (214,776)      (173,504)
                                         ---------      ---------
                                         $ 316,643      $ 254,718
                                         =========      =========

Depreciation expense was $74,701, $57,673 and $42,880 in 1999, 1998, and 1997,
respectively.

NOTE 7 - LONG-TERM DEBT

The Company has a $1,000,000 revolving credit agreement (the "U.S. Credit Facility") with a syndicate of banks. The U.S. Credit Facility is unsecured and matures on October 30, 2001. The Company also has two additional multicurrency revolving credit agreements of $500,000 (the "European Credit Facility") and $150,000 (the "Canadian Credit Facility") with two bank syndicates. The European Credit Facility and the Canadian Credit Facility are unsecured and mature on October 28, 2002 and October 28, 2001, respectively. The Company intends to exercise its option to extend its U.S. and Canadian credit facilities, subject to concurrence from the banks, to match the European Credit Facility term. Collectively, the U.S. Credit Facility, the European Credit Facility and the Canadian Credit Facility are referred to as the "Credit Facilities."

Revolving loan rate and competitive bid interest rate options are available under the Credit Facilities. The spread over LIBOR for revolving rate loans and associated facility fees are determined by reference to certain financial ratios or credit ratings by recognized rating agencies on the Company's senior unsecured debt. At January 1, 2000 and January 2, 1999, the Company had $503,537 and $994,549 in outstanding borrowings under the Credit Facilities. The weighted average interest rate on outstanding borrowings under the Credit Facilities at January 1, 2000 and January 2, 1999, was 6.52% and 4.95%, respectively.

The Company is required to comply with certain financial covenants, including minimum tangible net worth, restrictions on funded debt and interest coverage. The credit facilities also restrict the amount of dividends the Company can pay as well as the amount of common stock that the Company can repurchase annually. At January 1, 2000, the Company was in compliance with these covenants.

At January 1, 2000 and January 2, 1999, commercial paper outstanding was $155,470 and $199,673, respectively, and is included in other long-term debt. The 1998 amount includes $150,000 of commercial paper issued under the Company's accounts receivable program (see Note 5) with the remainder issued in Europe. The weighted average interest rate on the commercial paper was 3.68% and 5.27% at January 1, 2000, and January 2, 1999, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in 000s, except per share data)

On June 9, 1998, the Company sold $1,330,000 aggregate principal amount at maturity of its Zero Coupon Convertible Senior Debentures due 2018 in a private placement. The Company subsequently registered the resale of these debentures with the SEC. Gross proceeds from the offering were $460,400. The debentures were sold at an issue price of $346.18 per $1,000 principal amount at maturity (representing a yield to maturity of 5.375% per annum), and are convertible into shares of the Company's Class A Common Stock at a rate of 5.495 shares per $1,000 principal amount at maturity, subject to adjustment under certain circumstances. In March 1999, the Company repurchased Zero Coupon Convertible Senior Debentures with a carrying value of $56,504 as of the repurchase date for approximately $50,321 in cash. The debenture repurchase resulted in an extraordinary gain of $3,778 (net of $2,405 in income taxes).

As of January 1, 2000, the debentures were convertible into approximately 6.4 million shares of the Company's Class A Common Stock. The debentures are redeemable at the option of the Company on or after June 9, 2003 at the issue price plus accrued original issue discount to the date of redemption. Each debenture is subject to repurchase at the option of the holder, as of June 9, 2001, June 9, 2003, June 9, 2008, and June 9, 2013, or if there is a Fundamental Change (as defined), at the issue price plus accrued original issue discount to the date of the redemption. In the event of a repurchase at the option of the holder (other than upon a Fundamental Change), the Company may, at its option, satisfy the redemption in cash or Class A Common Stock, or any combination thereof. In the case of any such repurchase as of June 9, 2001, the Company may elect, in lieu of the payment of cash or Class A Common Stock, to satisfy the redemption in new Zero Coupon Convertible Senior Debentures due 2018. At January 1, 2000 and January 2, 1999, the issue price plus accrued original issue discount was $440,943 and $473,475, respectively.

The Company has additional lines of credit, short-term overdraft facilities, and other credit facilities with various financial institutions worldwide aggregating $601,024 and $209,924 in 1999 and 1998, respectively. Most of these arrangements are on an uncommitted basis and are reviewed periodically for renewal. At January 1, 2000, and January 2, 1999, the Company had $248,185 and $52,759, respectively, outstanding under these facilities. The weighted average interest rate on the outstanding borrowings under these lines of credit and short-term overdraft facilities was 6.24% and 7.17% at January 1, 2000, and January 2, 1999, respectively.

Other long-term debt, excluding the convertible debentures, consists of the following:

                                                     FISCAL YEAR END
                                                  1999             1998
                                               -----------      -----------
Revolving credit facilities                    $   503,537      $   994,549
Commercial paper                                   155,470          199,673
Overdraft facilities                                31,020           38,978
Other                                              217,165           13,781
                                               -----------      -----------
                                                   907,192        1,246,981
Current maturities of other long-term debt         (31,020)         (38,978)
                                               -----------      -----------
                                               $   876,172      $ 1,208,003
                                               ===========      ===========

Annual maturities of long-term debt as of January 1, 2000, including the convertible debentures, are as follows:

               2000                              $       31,020
               2001                                          --
               2002                                     876,172
               2003                                          --
               2004                                          --
               Thereafter                               440,943
                                                 --------------
                                                 $    1,348,135
                                                 ==============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in 000s, except per share data)

NOTE 8 - INCOME TAXES

The components of income before taxes, minority interest and extraordinary item consist of the following:

                                              FISCAL YEAR

                                      1999         1998         1997
                                    ----------------------------------
United States                       $275,013     $350,631     $279,762

Foreign                               15,480       56,229       46,727
                                    ----------------------------------

 Total                              $290,493     $406,860     $326,489
                                    ==================================

The provision for income taxes consists of the following:

                                             FISCAL YEAR
Current:                          1999           1998           1997
                               ---------------------------------------
   Federal                     $  62,832      $ 111,862      $  87,156
   State                               8         15,146         16,697
   Foreign                        25,488         31,145         19,384
                               ---------------------------------------
                                  88,328        158,153        123,237
                               ---------------------------------------
Deferred:
   Federal                        27,867          4,057          7,355
   State                           7,832          6,926          1,582
   Foreign                       (13,175)        (7,451)          (711)
                               ---------------------------------------
                                  22,524          3,532          8,226
                               ---------------------------------------
Total income tax provision     $ 110,852      $ 161,685      $ 131,463
                               =======================================

Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets and liabilities are as follows:

                                                              FISCAL YEAR END

                                                            1999          1998
                                                         -----------------------
Net deferred tax assets and (liabilities):
   Tax in excess of book basis of foreign operations     $  37,466      $ 31,391
   Items not currently taxable                             (31,045)       (8,049)
   Depreciation                                            (25,485)       (3,659)
   Credits not currently utilizable                         23,525        12,426
                                                         -----------------------
                                                             4,461        32,109
   Unrealized gain on available for sale securities       (227,248)           --
                                                         -----------------------
Total                                                    $(222,787)     $ 32,109
                                                         =======================

Net current deferred tax assets of $51,460 and $15,562 are included in other current assets at January 1, 2000, and January 2, 1999, respectively. Net non-current deferred tax (liabilities) assets of ($274,247) and $16,547 are included in other (liabilities) assets at January 1, 2000 and January 2, 1999, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in 000s, except per share data)

Reconciliation of the statutory U.S. federal income tax rate to the Company's effective tax rate is as follows:

                                                          1999     1998    1997
                                                         ----------------------
U.S. statutory rate                                        35%      35%     35%

State income taxes, net of federal income tax benefit       3        4       4

Foreign rates in excess of statutory rate                   2        1       1

Other                                                      (2)       0       0
                                                         ----------------------

Effective tax rate                                         38%      40%     40%
                                                         ======================

At January 1, 2000, the Company had foreign net operating tax loss carryforwards of $103,000 of which approximately 80% have no expiration date. The remaining foreign net operating tax loss carryforwards expire through the year 2008.

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

The Company leases the majority of its facilities and certain equipment under noncancelable operating leases. Renewal and purchase options at fair values exist for a substantial portion of the leases. Rental expense for the years ended January 1, 2000, January 2, 1999, and January 3, 1998 was $82,781, $55,906, and $42,321, respectively.

Future minimum rental commitments on operating leases that have remaining noncancelable lease terms in excess of one year as of January 1, 2000 are as follows:

                 2000                                   $ 57,573
                 2001                                     53,151
                 2002                                     47,739
                 2003                                     36,812
                 2004                                     35,002
                 Thereafter                              236,333
                                                        --------
                                                        $466,610
                                                        ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in 000s, except per share data)

NOTE 10 - SEGMENT INFORMATION

The Company operates predominantly in a single industry segment as a distributor of information technology products and services. The Company's reportable operating segments are based on geographic location, and the measure of segment profit is income from operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Geographic areas in which the Company operates include the United States, Europe (Austria, Belgium, Denmark, Finland, France, Germany, Hungary, Italy, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom) and Other international (Argentina, Australia, Brazil, Canada, Chile, China, India, Indonesia, Malaysia, Mexico, New Zealand, Peru, Singapore, and Thailand). Inter-geographic sales primarily represent intercompany sales which are accounted for based on established sales prices between the related companies and are eliminated in consolidation.

Financial information by geographic segments is as follows:

                                                                FISCAL YEAR
                                                  1999              1998              1997
                                              ------------      ------------      ------------
NET SALES
    United States
       Sales to unaffiliated customers        $ 16,813,414      $ 14,393,295      $ 11,539,623
       Intergeographic sales                       183,208           163,199           190,765
    Europe                                       7,344,142         5,624,074         3,352,451
    Other international                          3,911,086         2,016,669         1,689,465
    Eliminations of intergeographic sales         (183,208)         (163,199)         (190,765)
                                              ------------      ------------      ------------

       Total                                  $ 28,068,642      $ 22,034,038      $ 16,581,539
                                              ============      ============      ============

INCOME FROM OPERATIONS
    United States                             $    143,496      $    397,194      $    304,003
    Europe                                          19,118            62,172            41,045
    Other international                             37,390            27,239            31,531
                                              ------------      ------------      ------------

       Total                                  $    200,004      $    486,605      $    376,579
                                              ============      ============      ============

IDENTIFIABLE ASSETS
    United States                             $  5,827,382      $  3,939,573      $  3,139,114
    Europe                                       1,644,354         2,051,827         1,180,792
    Other international                            800,191           742,004           612,245
                                              ------------      ------------      ------------

       Total                                  $  8,271,927      $  6,733,404      $  4,932,151
                                              ============      ============      ============

CAPITAL EXPENDITURES
    United States                             $     93,059      $    119,838      $     82,281
    Europe                                          27,192            19,109            13,749
    Other international                             15,009             4,289             5,428
                                              ------------      ------------      ------------

       Total                                  $    135,260      $    143,236      $    101,458
                                              ============      ============      ============

DEPRECIATION AND AMORTIZATION
    United States                             $     54,819      $     44,067      $     32,333
    Europe                                          23,668            15,904             9,538
    Other international                             19,114             7,971             5,964
                                              ------------      ------------      ------------

       Total                                  $     97,601      $     67,942      $     47,835
                                              ============      ============      ============

No single customer accounts for 10% or more of the Company's net sales.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in 000s, except per share data)

NOTE 11 - TRANSACTIONS WITH RELATED PARTIES

The Company has in the past leased warehouse or office space from certain of its shareowners, but no such leases remained in effect at January 1,2000 or January 2, 1999. Total rental payments to shareowners were $1,460 in 1998, and $1,645 in 1997, respectively.

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

                                                                     FISCAL YEAR
                                                         1999            1998            1997
                                                     -------------------------------------------
Net Income                         As reported       $   183,419     $   245,175     $   193,640
                                   Pro forma         $   152,789     $   225,772     $   182,977
Diluted earnings per share         As reported       $      1.24     $      1.64     $      1.32
                                   Pro forma         $      1.03     $      1.51     $      1.25

For pro forma disclosure, the fair value of compensatory stock options, restricted stock grants and stock purchase rights was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

                                                          FISCAL YEAR
                                       1999                    1998                   1997
                                    ----------------------------------------------------------
Risk-free interest rate               5.45%                   5.01%                   6.39%
Expected years until exercise       2.7 years               4.0 years               4.0 years
Expected stock volatility             55.5%                   57.4%                   47.0%
Expected dividends                     --                      --                      --

ROLLOVER STOCK OPTION PLAN

Certain of the Company's employees participated in the qualified and non-qualified stock option and stock appreciation right ("SAR") plans of the Company's former parent, Ingram Industries Inc. ("Industries"). In conjunction with the Company's split-off from Industries, Industries options and SARs held by the Company's employees and certain other Industries options, SARs and Incentive Stock Units ("ISUs") were converted to or exchanged for Ingram Micro options ("Rollover Stock Options"). Approximately 11.0 million Rollover Stock Options were outstanding immediately following the conversion. The majority of the Rollover Stock Options will be fully vested by the year 2000 and no such options expire later than 10 years from the date of grant. The Company recorded a non-cash compensation charge of approximately $1,978 ($1,400 net of tax) in 1999, $4,392 ($3,659, net of tax) in 1998, and $6,876 ($5,915, net of tax) in
1997 related to the vested portion of the Rollover Stock Options.

1996 AND 1998 INCENTIVE PLANS

The Company has two equity incentive plans ("the 1996 and 1998 Plans"), which provide for the granting of stock based awards including incentive stock options, non-qualified stock options, restricted stock, and stock appreciation rights, among others, to key employees and members of the Company's Board of Directors. Under the two plans, the Company's board of directors authorized 27.0 million shares to be made available for granting. As of January 1, 2000, 13.8 million shares were available for granting. Options granted under the 1996 and 1998 Plans were issued at exercise prices ranging from $7.00 to $53.56 per share

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in 000s, except per share data)

and have expiration dates not longer than 10 years. Options granted under the 1996 and 1998 Plans generally vest over a period of one to five years. In October 1999, the Company also granted a total of 272,250 shares of restricted Class A Common Stock to certain executives under the 1998 Plan. These shares have no purchase price and vest ratably over a two year period. The Company recorded unearned compensation of $3,458 as a component of stockholders' equity. The unearned compensation will be amortized and charged to operations over the vesting period.

The weighted average fair value per option granted in 1999, 1998 and 1997 for pro forma disclosure was $7.66, $16.54 and $11.34, respectively.

A summary of the status of the Company's stock option plans is presented below:

                                                                          WEIGHTED
                                                     SHARES               AVERAGE
                                                     (000S)            EXERCISE PRICE
                                                     ------            --------------
OUTSTANDING AT DECEMBER 28, 1996                     19,647              $  7.30
Stock options granted during the year                 1,888                23.22
Stock options exercised                              (3,085)                2.13
Forfeitures                                            (417)                5.67
                                                     ------
OUTSTANDING AT JANUARY 3, 1998                       18,033                 9.89
Stock options granted during the year                 2,709                32.52
Stock options exercised                              (4,992)                7.29
Forfeitures                                            (569)                8.12
                                                     ------
OUTSTANDING AT JANUARY 2, 1999                       15,181                14.85
Stock options granted during the year                 7,833                18.45
Stock options exercised                              (1,674)                4.42
Forfeitures                                          (2,297)               24.06
                                                     ------
OUTSTANDING AT JANUARY 1, 2000                       19,043                16.90
                                                     ======

The following table summarizes information about stock options outstanding and exercisable at January 1, 2000.

                            OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                      -------------------------------------------------------------------------------
                                         WEIGHTED-       WEIGHTED-
                           NUMBER         AVERAGE         AVERAGE          NUMBER        WEIGHTED-
RANGE OF EXERCISE       OUTSTANDING      REMAINING      OUTSTANDING    EXERCISABLE AT     AVERAGE
      PRICES          AT 1/1/00 (000S)     LIFE            PRICE       1/1/00 (000S)   EXERCISE PRICE
-----------------------------------------------------------------------------------------------------
$ 0.68 - $ 3.32                2,809        2.7          $  2.12            2,429        $  2.03
$ 7.00                         2,081        4.3             7.00              883           7.00
$11.13 - $14.56                4,679        9.6            12.56               47          13.60
$18.00 - $27.00                5,344        5.7            20.05            3,120          18.96
$27.06 - $40.38                3,394        6.5            29.75              584          29.56
$40.94 - $53.56                  736        6.8            46.74              197          46.82
                      --------------                     ---------------------------------------
                              19,043                     $ 16.90            7,260        $ 13.42
                      ==============                     =======================================

Stock options exercisable totaled approximately 7,260,184, 4,717,000 and 3,004,000 at January 1, 2000, January 2, 1999, and January 3, 1998,
respectively, at weighted average exercise prices of $13.42, $10.29, and $3.49, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in 000s, except per share data)

EMPLOYEE STOCK PURCHASE PLANS

In 1996 and 1998, the Board of Directors and the Company's shareholders approved Employee Stock Purchase Plans (the "1996 and 1998 ESPP Plans") under which 1,000,000 and 3,000,000 shares, respectively, of the Company's Class A Common Stock could be sold to employees. Under the Plans, employees can elect to have between 1% and 6% of their earnings withheld to be applied to the purchase of these shares. The purchase price under the Plans is generally the lesser of the market price on the beginning or ending date of the offering periods under such Plans. On December 31, 1998, the offering period was completed for all 1996 ESPP offerings. In January 1999, the Company issued 582,362 of the 1,000,000 authorized shares and converted approximately $12,500 in accrued employee contributions into stockholders' equity. The 1996 ESPP terminated on December 31, 1998. Under the 1998 Plan, offerings were made in January and in June 1999. Both offerings ended on December 31, 1999. In January 2000, the Company issued approximately 145,000 of the authorized 3,000,000 shares and converted approximately $1,900 in accrued employee contributions into stockholders' equity as a result.

EMPLOYEE BENEFIT PLANS

The Company's employee benefit plans permit eligible employees to make contributions up to certain limits which are matched by the Company at stipulated percentages. The Company's contributions charged to expense were $4,484 in 1999, $3,314 in 1998 and $2,678 in 1997.

NOTE 13 - COMMON STOCK

The Company has two classes of Common Stock, consisting of 265,000,000 authorized shares of $0.01 par value Class A Common Stock and 135,000,000 authorized shares of $0.01 par value Class B Common Stock, and 1,000,000 authorized shares of $0.01 par value Preferred Stock. Class A stockholders are entitled to one vote on each matter to be voted on by the stockholders whereas Class B stockholders are entitled to ten votes on each matter to be voted on by the stockholders. The two classes of stock have the same rights in all other respects. Each share of Class B Common Stock may at any time be converted to a share of Class A Common Stock; however, conversion will occur automatically on the earliest to occur of (1) November 6, 2001; (2) the sale or transfer of such share of Class B Common Stock to any person not specifically authorized to hold such shares by the Company's Certificate of Incorporation; or (3) the date on which the number of shares of Class B Common Stock then outstanding represents less than 25% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding.

KEY EMPLOYEE STOCK PURCHASE PLAN

As of April 30, 1996, the Company adopted the Key Employee Stock Purchase Plan (the "Stock Purchase Plan") which provides for the issuance of up to 4,000,000 shares of Class B Common Stock to certain employees. In June 1996, the Company offered 2,775,000 shares of its Class B Common Stock for sale to certain employees pursuant to the Stock Purchase Plan, and subsequently sold 2,510,400 shares at $7.00 per share with aggregate proceeds of approximately $17,573. The shares sold thereby are subject to certain restrictions on transfer and to repurchase by the Company at the original offering price upon termination of employment prior to certain specified vesting dates (50% of the shares vested on April 1, 1998; 25% on April 1, 1999; and the remaining 25% vest on April 1,
2000). The Company has repurchased 248,170 of such shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in 000s, except per share data)

In addition, the Company granted, pursuant to the Stock Purchase Plan, 107,000 restricted shares of Class B Common Stock to certain officers and employees of the Company. These shares generally vest over four years. Prior to vesting, these restricted shares are subject to forfeiture to the Company without consideration upon termination of employment. At January 1, 2000, 10,000 of such shares have been forfeited to the Company. Unearned compensation in the amount of $714 related to the restricted shares is recorded as a separate component of stockholders' equity and is amortized to noncash compensation over the vesting period. The amount amortized to noncash compensation in 1999, 1998 and 1997 was $88, $170 and $276, respectively.

The detail of changes in the number of issued and outstanding shares of Class A Common Stock, Class B Common Stock, and Redeemable Class B Common Stock for the three year period ended January 1, 2000, is as follows:

                                                                                   COMMON STOCK
                                                               ---------------------------------------------------
                                                                                                         CLASS B
                                                                CLASS A               CLASS B           REDEEMABLE
                                                               ----------           -----------         ----------
DECEMBER 28, 1996                                              25,047,696           106,583,362         2,460,400
     Stock options exercised                                    3,084,603
     Repurchase of Redeemable Class B
        Common Stock                                                                                      (90,000)
     Forfeiture of restricted Class B Common Stock                                      (5,000)
     Conversion of Class B Common Stock to
        Class A Common Stock                                    9,234,090           (9,234,090)
                                                               ----------           -----------         ---------
JANUARY 3, 1998                                                37,366,389            97,344,272         2,370,400
     Stock options exercised                                    4,992,264
     Repurchase of Redeemable Class B
       Common Stock                                                                                       (92,900)
     Conversion of Class B Common Stock
         to Class A Common Stock                               24,162,062          (24,162,062)
     Vesting of Redeemable Class B
        Common Stock                                                                  1,161,250        (1,161,250)
                                                               ----------           -----------         ---------
JANUARY 2, 1999                                                66,520,715            74,343,460         1,116,250
     Stock options exercised                                    1,673,621
     Repurchase of Redeemable Class B Common
        Stock                                                                                             (15,270)
     Conversion of Class B Common Stock
         to Class A Common Stock                                2,163,569           (2,163,569)
     Vesting of Redeemable
         Class B Common Stock                                                           558,125          (558,125)
     Issuance of Class A Common Stock
         related to Employee Stock
         Purchase Plan                                            582,362
     Grant of restricted Class A
         Common Stock                                             272,250
                                                               ----------           -----------         ---------
JANUARY 1, 2000                                                71,212,517            72,738,016           542,855
                                                               ==========           ===========         =========

MANAGEMENT'S STATEMENT OF FINANCIAL RESPONSIBILITY

Management is responsible for the integrity of the financial information contained in this annual report, including the Company's consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles and include amounts based upon management's informed estimates and judgments.

Management believes it maintains an effective system of internal accounting controls, including an internal audit program, that is designed to provide reasonable, but not absolute, assurance that assets are safeguarded and that accounting records provide a reliable basis for the preparation of financial statements. This system is continuously reviewed, improved and modified in response to changing business conditions and operations and recommendations made by the independent accountants and internal auditors. Management believes that the accounting and control systems provide reasonable assurance that assets are safeguarded and financial information is reliable.

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


/s/ JERRE L. STEAD        /s/ KENT B. FOSTER             /s/ MICHAEL J. GRAINGER
---------------------     ---------------------------    ---------------------------------
Jerre L. Stead            Kent B. Foster                 Michael J. Grainger
Chairman of the Board     Chief Executive Officer and    Executive Vice President and
                          President                      Worldwide Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS
To the Board of Directors and Stockholders of Ingram Micro Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Ingram Micro Inc. and its subsidiaries at January 1, 2000 and January 2, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2000 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/ PRICEWATERHOUSECOOPERS LLP
------------------------------------------
PricewaterhouseCoopers LLP
Costa Mesa, California
February 17, 2000, except as to the second
     paragraph of Note 5, which is as of
     March 8, 2000

BOARD OF DIRECTORS

JERRE L. STEAD
         Chairman of the Board,
         Ingram Micro Inc.

DON H. DAVIS, JR.
         Chairman and Chief Executive Officer,
         Rockwell International Corporation

KENT B. FOSTER
         Chief Executive Officer and President,
         Ingram Micro Inc.

JOHN R. INGRAM
         Vice Chairman,
         Ingram Industries Inc.

MARTHA R. INGRAM
         Chairman of the Board,
         Ingram Industries Inc.

ORRIN H. INGRAM II
         President and Chief Executive Officer,
         Ingram Industries Inc.

PHILIP M. PFEFFER
         President and Chief Executive Officer,
         Treemont Capital Inc.

GERHARD SCHULMEYER
         President and Chief Executive Officer,
         Siemens Corporation

JOE B. WYATT
         Chancellor,
         Vanderbilt University

CORPORATE MANAGEMENT

KENT B. FOSTER
         Chief Executive Officer and President (Principal Executive Officer)

MICHAEL J. GRAINGER
         Executive Vice President and Worldwide Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

GUY P. ABRAMO
         Senior Vice President and Chief Information Officer

JAMES E. ANDERSON, JR.
         Senior Vice President, Secretary and General Counsel

DAVID M. FINLEY
         Senior Vice President, Worldwide Human Resources

JAMES F. RICKETTS
         Corporate Vice President and Worldwide Treasurer




REGIONAL MANAGEMENT

KEVIN M. MURAI
         Executive Vice President and President
         Ingram Micro U. S.

GREGORY M.E. SPIERKEL
         Executive Vice President and President
         Ingram Micro Europe

ASGER FALSTRUP
         Senior Vice President and President
         Ingram Micro Canada

HENRI T. KOPPEN
         Senior Vice President and President
         Ingram Micro Asia-Pacific

DONALD R. LYMAN
         Senior Vice President and President
         Ingram Micro Latin America

CORPORATE OFFICES

Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA 92705
Phone: 714.566.1000



ANNUAL MEETING

The 2000 Annual Meeting of Shareowners will be held at 10 a.m. (Eastern Time) Wednesday, May 17, 2000, at the Ingram Micro Distribution Center, 80 Micro Drive, Jonestown, Pa. Shareowners are cordially invited to attend.




TRANSFER AGENT & REGISTRANT

First Chicago Trust Company of New York
A Division of EquiServe
Post Office Box 2500
Jersey City, NJ 07303-2500
Phone: 201.324.1644




INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
575 Anton Boulevard, Suite 1100
Costa Mesa, CA 92626
Phone: 714.435.8600

COMMON STOCK

The Class A Common Stock of Ingram Micro is traded on the New York Stock Exchange under the symbol "IM".

Price Range of Class A Common Stock

                                                   HIGH              LOW
Fiscal 1998        First Quarter                 $ 40.75           $ 26.63
                   Second Quarter                  49.25             36.75
                   Third Quarter                   54.63             43.31
                   Fourth Quarter                  50.38             32.88

Fiscal 1999        First Quarter                 $ 36.31           $ 16.13
                   Second Quarter                  31.75             20.50
                   Third Quarter                   33.88             12.56
                   Fourth Quarter                  15.44             10.00




SHAREOWNER INQUIRIES

Request for information may be sent to the Investor Relations Department at our corporate offices.

Investor relations telephone line: 714.382.8282.

Investor relations e-mail address: investor.relations@ingrammicro.com

Additional information also is available on our web site, www.ingrammicro.com.