Form 10-K, Exhibit 13
period 2000-12-30
INGRAM MICRO INC
filed 2001-03-30
CIK 1018003

EXHIBIT 13.01

INDEX TO
FINANCIAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA	18

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	19

CONSOLIDATED BALANCE SHEET	30

CONSOLIDATED STATEMENT OF INCOME	31

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY	32

CONSOLIDATED STATEMENT OF CASH FLOWS	33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	34

MANAGEMENT’S STATEMENT OF FINANCIAL RESPONSIBILITY	51

REPORT OF INDEPENDENT ACCOUNTANTS	51

COMPANY INFORMATION	52

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated financial data of Ingram Micro Inc. (“Ingram Micro” or the “Company”). The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and notes thereto, included elsewhere in this Annual Report to Shareowners.

The fiscal year of the Company is a 52- or 53-week period ending on the Saturday nearest to December 31. References below to 1996, 1997, 1998, 1999 and 2000 represent the fiscal years ended December 28, 1996 (52 weeks), January 3, 1998 (53 weeks), January 2, 1999 (52 weeks), January 1, 2000 (52 weeks), and December 30, 2000 (52 weeks), respectively.

	Fiscal Year

(Dollars in 000s, except per share data)	2000	1999	1998	1997	1996

Selected Operating Information

Net sales	$30,715,149	$28,068,642	$22,034,038	$16,581,539	$12,023,451

Gross profit	1,556,298	1,336,163	1,391,168	1,085,689	812,384

Income from operations	353,437	200,004	486,605	376,579	247,508

Income before income taxes, minority interest and extraordinary item	362,509	290,493	406,860	326,489	196,757

Income before extraordinary item	223,753	179,641	245,175	193,640	110,679

Net income	226,173	183,419	245,175	193,640	110,679

Basic earnings per share – income before extraordinary item	1.54	1.25	1.76	1.43	0.99

Diluted earnings per share – income before extraordinary item	1.51	1.21	1.64	1.32	0.88

Basic earnings per share – net income	1.55	1.28	1.76	1.43	0.99

Diluted earnings per share – net income	1.52	1.24	1.64	1.32	0.88

Basic weighted average common shares outstanding	145,213,882	143,404,207	139,263,810	135,764,053	112,285,058

Diluted weighted average common shares outstanding	148,640,991	147,784,712	149,537,870	146,307,532	125,436,376

Selected Balance Sheet Information

Cash	$150,560	$128,152	$96,682	$92,212	$48,279

Total assets	6,608,982	8,271,927	6,733,404	4,932,151	3,366,947

Total debt (1)	545,618	1,348,135	1,720,456	1,141,131	304,033

Stockholders’ equity	1,874,392	1,966,845	1,399,257	1,038,206	825,150

(1)	Includes long-term debt, convertible debentures and current maturities of long-term debt, but excludes off-balance sheet debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In evaluating the business of Ingram Micro, readers should carefully consider the important factors discussed in Exhibit 99.01 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2000 “Cautionary Statements for the Purpose of the ‘Safe Harbor’ Provisions of the Private Securities Litigation Reform Act of 1995.”

Overview

Ingram Micro is the leading distributor of information technology products and services worldwide. The Company’s net sales grew to $30.7 billion in 2000 from $12.0 billion in 1996. The growth reflects substantial expansion of the Company’s existing operations, resulting from the integration of numerous acquisitions worldwide, growth in the information technology products and services distribution industry in general, the addition of new customers, increased sales to the existing customer base, as well as the addition of new product categories and suppliers.

The information technology products and services distribution industry in which the Company operates is characterized by narrow gross margins and narrow income from operations as a percentage of net sales (“operating margin”) that have declined industry-wide in recent years. Prior to 2000, the Company’s gross profit as a percentage of net sales (“gross margin”) declined to 4.8% in 1999 from 6.8% in 1996 with sequential declines in gross margin each of these years. Initially, the margin decline was caused by intense price competition; later however, changes in vendor terms and conditions, including, but not limited to, significant reductions in vendor rebates and incentives, tighter restrictions on the Company’s ability to return inventory to vendors, and reduced time periods qualifying for price protection, exacerbated the decline and constrained gross margin improvements. The Company expects these competitive pricing pressures and the more restrictive vendor terms and conditions to continue in the foreseeable future. The Company has implemented and continues to refine changes to its pricing strategies, inventory management processes, and administration of vendor subsidized programs. In addition, the Company continues to change certain of the terms and conditions offered to its customers to reflect those being imposed by its vendors. In fiscal year 2000, the Company recorded its first sequential improvement in gross margin in the five-year period from 1996 to 2000, reaching 5.1% as compared to 4.8% in 1999, primarily as a result of these initiatives.

To partially offset the decline in gross margins, the Company has continually instituted operational and expense controls that have reduced selling, general, and administrative expenses as a percentage of net sales (“SG&A”) to 3.9% in 2000 from 4.7% in 1996, reflecting more effective cost control measures, streamlined processes, and the benefit of greater economies of scale. However, these reductions have not fully offset past declines in gross margin and, if any future reductions in gross margins were to occur, there can be no assurance that the Company will be able to reduce SG&A commensurately.

In December 1998, the Company purchased 2,972,400 shares of common stock of SOFTBANK Corp. (“Softbank”), Japan’s largest distributor of software, peripherals and networking products, for approximately $50.3 million. During December 1999, the Company sold 1,040,400 shares or approximately 35% of its original investment in Softbank common stock for approximately $230.1 million resulting in a pre-tax gain of approximately $201.3 million, net of related expenses. In January 2000, the Company sold an additional 445,800 shares or approximately 15% of its original holdings in Softbank common stock for approximately $119.2 million, net of expenses, resulting in a pre-tax gain of approximately $111.5 million. The Company used the proceeds from this sale to repay existing indebtedness. During April 2000, Softbank effected a 3 for 1 stock split. All Softbank share information has been adjusted to give retroactive effect to Softbank’s stock split.

The information technology products and services distribution business is capital-intensive. The Company’s business requires significant levels of working capital to finance accounts receivable and product inventory that are not financed by trade creditors. The Company has relied heavily on debt financing for its increasing working capital needs resulting from organic growth and acquisitions. In March 2000, the Company completed a new 5-year accounts receivable securitization program in the U.S., which provides for the issuance of up to $700 million in commercial paper. This new program adds to the Company’s existing accounts receivable facilities, which provide additional financing capacity of approximately $310 million. As of December 30, 2000, approximately $910 million of accounts receivable were sold under these programs. The Company also has revolving credit facilities of approximately $1.65 billion, as well as additional facilities of approximately $750 million. As of December 30, 2000, borrowings

Management’s Discussion and Analysis continued

of $325.6 million were outstanding under the revolving credit and additional facilities. In addition, on June 9, 1998, the Company sold $1.33 billion aggregate principal amount at maturity of its Zero Coupon Convertible Senior Debentures due 2018 in a private placement. The Company subsequently registered the resale of these debentures with the Securities and Exchange Commission (the “SEC”) and they are now generally saleable under Rule 144. Gross proceeds from this offering were $460.4 million. In 2000 and 1999, the Company repurchased Zero Coupon Convertible Senior Debentures with a total carrying value of $235.2 million and $56.5 million, respectively, as of their repurchase dates for approximately $231.3 million and $50.3 million in cash, respectively. The debenture repurchases resulted in an extraordinary gain, net of income taxes, of $2.4 million and $3.8 million in 2000 and 1999, respectively. The Company’s interest expense for a substantial portion of its existing, as well as any future, indebtedness will be subject to fluctuations in interest rates which may cause fluctuations in the Company’s net income.

Results of Operations

The following table sets forth the Company’s net sales by geographic region (excluding intercompany sales), and the percentage of total net sales represented thereby, for each of the periods indicated.

	Fiscal Year

	2000		1999		1998

	(Dollars in millions)
Net sales by geographic region:

United States Europe Other international	$18,452 7,472 4,791	60.1 24.3 15.6%	$16,814 7,344 3,911	59.9 26.2 13.9%	$14,393 5,624 2,017	65.3 25.5 9.2%

Total	$30,715	100.0%	$28,069	100.0%	$22,034	100.0%

The following table sets forth certain items from the Company’s consolidated statement of income as a percentage of net sales, for each of the periods indicated.

	Percentage of Net Sales
	Fiscal Year

	2000	1999	1998

Net sales	100.0%	100.0%	100.0%

Cost of sales	94.9	95.2	93.7

Gross profit	5.1	4.8	6.3

Expenses:

SG&A expenses	3.9	4.0	4.1

Reorganization costs	—	0.0	—

Income from operations	1.2	0.8	2.2

Other (income) expense, net	(0.0)	(0.3)	0.4

Income before income taxes and extraordinary item	1.2	1.1	1.8

Provision for income taxes	0.5	0.4	0.7

Income before extraordinary item	0.7	0.7	1.1

Extraordinary item	0.0	0.0	—

Net income	0.7%	0.7%	1.1%

Management’s Discussion and Analysis continued

2000 Compared to 1999

Consolidated net sales increased 9.4% to $30.7 billion in 2000 from $28.1 billion in 1999. The increase in worldwide net sales was primarily attributable to growth in overall demand for technology products, the addition of new customers, increased sales to the existing customer base, and expansion of the Company’s product and service offerings.

Net sales from U.S. operations increased 9.7% to $18.5 billion in 2000 from $16.8 billion in 1999 primarily due to growth in demand for technology products and expansion of the Company’s product and service offerings. The sales growth in U.S. operations, however, was moderated, especially in the second quarter of 2000, compared to historical sales growth primarily due to pricing policy changes implemented in the same quarter and the Company’s decision to eliminate certain vendor programs. Both decisions were geared towards the improvement of gross margin. In addition, towards the end of 2000, the demand for information technology products and services softened in the U.S. consistent with the slowing of the U.S. economy. This softness in U.S. sales has continued to date and may continue and/or worsen for the next several quarters. Net sales from European operations grew approximately 16.1% in local currencies in 2000, but when converted to U.S. dollars, net sales only increased by 1.7% to $7.5 billion in 2000 from $7.3 billion in 1999 as a result of weaker European currencies compared to the U.S. dollar. The sales growth, in local currency, reflects overall growth in European operations, but was negatively affected by the softness in demand for technology products and services. For geographic regions outside the U.S. and Europe (“Other International”), net sales increased 22.5% to $4.8 billion in 2000 from $3.9 billion in 1999 primarily due to the growth in the Company’s Asia Pacific and Latin American operations. The Company’s Canadian operations, however, experienced only moderate sales growth in 2000 as compared to the Asia Pacific and Latin American operations primarily due to the overall softness in demand for technology products and services in the Canadian market in the first half of the year, and lower than anticipated purchases by the Canadian government in the first quarter of 2000. The Canadian government purchases are generally strong in the first quarter of each year as this coincides with the Canadian government’s fiscal year-end.

Gross margin increased to 5.1% in 2000 from 4.8% in 1999. The improvement in the gross margin percentage was primarily due to pricing policy changes initiated during the second quarter of 2000 to more appropriately reflect the value and related costs of services provided to the Company’s customers, partially offset by the impact of changes in vendor terms and conditions including, but not limited to, significant reductions in vendor rebates and incentives, tighter restrictions on the Company’s ability to return inventory to vendors, and reduced time periods qualifying for price protection. The Company has implemented and continues to refine changes to its pricing strategies, inventory management processes, and administration of vendor subsidized programs. In addition, the Company continues to change certain of the terms and conditions offered to its customers to reflect those being imposed by its vendors. Management believes gross margins in early 2001 may decline sequentially from the seasonally high fourth quarter of 2000; however, it expects actions taken in 2000 as well as its continued focus on gross margin improvement will result in moderate year-over-year improvements overall in 2001. As the Company continues to seek profitable growth through its pricing policy changes made to date, and through future pricing policy changes, if any, it may experience moderated sales growth in the near term. Additionally, no assurances can be given that the Company will be successful in its efforts to maintain and improve gross margin.

Total SG&A expenses increased 7.8% to $1.2 billion in 2000 from $1.1 billion in 1999, but decreased as a percentage of net sales to 3.9% in 2000 from 4.0% in 1999. The increase in SG&A spending was attributable to increased expenses required to support the growth of the Company’s business. Expenses related to expansion consist of incremental personnel and support costs, lease expenses related to new operating facilities, and the expenses associated with the development and maintenance of information systems. The overall decrease in SG&A expenses as a percentage of net sales is attributable to economies of scale from greater sales volume, and continued cost-control measures. As noted above, demand for information technology products and services in the U.S. has recently softened, which may lead to tempered and/or negative sales growth in the U.S. for the next several quarters and a resulting increase in SG&A expenses as a percentage of net sales in the near term. The Company continues to pursue and implement process improvements and organizational changes to create sustainable cost reductions without sacrificing customer service over the long-term.

Management’s Discussion and Analysis continued

In 1999, the Company recorded a charge of $20.3 million related to reorganization efforts primarily in the Company’s U.S. and European operations. The Company did not incur any reorganization charges in 2000.

Income from operations, excluding reorganization costs, increased as a percentage of net sales to 1.2% in 2000 from 0.8% in 1999. The increase in income from operations, excluding reorganization costs, as a percentage of net sales is primarily due to the increase in gross margin as described above. U.S. income from operations, excluding reorganization costs, as a percentage of net sales increased to 1.5% in 2000 from 0.9% in 1999, primarily as a result of gross margin improvements. European income from operations, excluding reorganization costs, as a percentage of net sales increased to 0.7% in 2000 compared to 0.3% in 1999 also as a result of gross margin improvements. Other International income from operations, excluding reorganization costs, as a percentage of net sales decreased to 0.5% in 2000 from 1.0% in 1999. The decrease in income from operations as a percentage of net sales for Other International was primarily related to the Asia Pacific operations, which experienced a loss from operations as the Company continues to invest in infrastructure and refine its business processes in this developing market.

Other (income) expense consisted primarily of interest, foreign currency exchange losses, gains on sales of available-for-sale securities, and fees associated with the Company’s accounts receivable facilities. In 2000, the Company recorded net other income of $9.1 million, compared to $90.5 million in 1999. The decrease in other income is primarily attributable to the lower gain realized on the sale of Softbank common stock in 2000 compared to 1999. In December 1999, the Company sold 1,040,400 shares or approximately 35% of its original investment in Softbank common stock for a pre-tax gain of approximately $201.3 million, net of related costs. In January 2000, the Company sold an additional 445,800 shares or approximately 15% of its original holdings in Softbank common stock for a pre-tax gain of approximately $111.5 million, net of related costs. The decrease in interest expense was due to the decrease in the average borrowings outstanding in 2000 compared to 1999 resulting from improved working capital management, the use of proceeds received from the sale of Softbank common stock in December 1999 and January 2000 to repay existing indebtedness, and an increase in the utilization of the Company’s accounts receivable facilities, partially offset by an increase in interest rates for the same period. The increase in other expenses was attributable to the increase in fees related to increased capacity and utilization of the Company’s accounts receivable facilities. Management continues to focus on improving utilization of working capital to reduce or moderate debt levels in relation to revenue growth. Despite these efforts, a substantial portion of the Company’s existing credit facilities have variable interest rate terms and therefore net interest expense in future periods may fluctuate.

The provision for income taxes, excluding extraordinary items, increased 25.2% to $138.8 million in 2000 from $110.9 million in 1999, reflecting the 24.8% increase in the Company’s income before income taxes. The Company’s effective tax rate remained relatively consistent at 38.3% in 2000 compared to 38.2% in 1999.

In 2000 and 1999, the Company repurchased Zero Coupon Convertible Senior Debentures with a total carrying value of $235.2 and $56.5 million, respectively, as of their repurchase dates for approximately $231.3 million and $50.3 million in cash, respectively. The debentures repurchased resulted in an extraordinary gain of $2.4 million and $3.8 million in 2000 and 1999, respectively, net of $1.5 million and $2.4 million in income taxes, respectively.

1999 Compared to 1998

Consolidated net sales increased 27.4% to $28.1 billion in 1999 from $22.0 billion in 1998. The increase in worldwide net sales was primarily attributable to overall growth in the demand for technology products, the addition of new customers, increased sales to the existing customer base, and the expansion of the Company’s product and service offerings. Net sales also increased as a result of the January 1999 acquisition of Electronic Resources, Ltd. (“ERL”) in the Asia Pacific region and the July 1998 acquisition of Munich, Germany-based Macrotron AG (“Macrotron”).

Net sales from U.S. operations increased 16.8% to $16.8 billion in 1999 from $14.4 billion in 1998 primarily due to growth of its current business. Net sales from European operations increased 30.6% to $7.3 billion in 1999 from $5.6 billion in 1998 due to the overall growth in the Company’s existing European operations and the acquisition of Macrotron in July 1998. Other International net sales increased 93.9% to $3.9 billion in 1999 from $2.0 billion in 1998 due to the acquisition of ERL and growth in the Company’s Canadian and Latin American operations.

Management’s Discussion and Analysis continued

Gross margin decreased to 4.8% in 1999 from 6.3% in 1998. The significant decline in the margin was primarily due to reduced vendor rebates and incentives and intense price competition in the U.S. and in the larger countries in Europe. The decline was exacerbated by excess capacity in the information technology products and services distribution industry. In addition, during 1999, the Company recorded substantially higher expenses totaling approximately $94.8 million related to excess and obsolete inventory as compared to $26.1 million for 1998. The higher excess and obsolete inventory provisions primarily resulted from the rapid changes experienced in the technology marketplace and the significant changes in vendor terms and conditions during 1999. Also, in the fourth quarter of 1999, the Company recorded additional expenses to cost of sales totaling approximately $53.6 million related to estimated losses from vendor incentive and subsidy programs. The estimated losses on vendor incentive and subsidy programs primarily originated from recent dramatic changes in the terms and conditions for reimbursements of customer rebates and competitive price programs by the Company’s major personal computer suppliers. The majority of these higher provisions related to inventory and vendor programs in the U.S. region with some in the European region. In response to these issues, the Company has implemented changes to and continually refines its pricing strategies, terms and conditions offered to its customers, inventory management processes, and administration of vendor subsidized programs.

Total SG&A expenses increased 23.4% to $1.1 billion in 1999 from $0.9 billion in 1998, but decreased as a percentage of net sales to 4.0% in 1999 from 4.1% in 1998. The increase in SG&A spending was attributable in part to the acquisition of ERL in January 1999, and the full-year impact of the acquisition of Macrotron in July 1998. In addition, during fiscal year 1999, the Company recorded significantly higher bad debt expense of approximately $75.8 million or 0.27% as a percentage of net sales as compared to fiscal year 1998 expense of approximately $32.5 million or 0.15% as a percentage of net sales. The larger bad debt provision was primarily the result of negotiations with several large customers principally in the area of unauthorized product returns. SG&A also increased to support the expansion of the Company’s business. Expenses related to expansion consisted of incremental personnel and support costs, lease expenses related to new operating facilities, and expenses associated with the development and maintenance of information systems. The overall decrease in SG&A expenses as a percentage of sales is attributable to economies of scale from greater sales volume and continued cost-control measures, but was moderated by the higher bad debt expenses.

In February 1999, the Company initiated a plan, primarily in the U.S., but also in Europe, to streamline operations and reorganize resources to increase flexibility and service and maximize cost savings and operational efficiencies. This reorganization plan included several organizational and structural changes, including the closing of the Company’s California-based consolidation center and certain other redundant locations; realignment of the Company’s sales force and the creation of a product management organization that integrates purchasing, vendor services, and product marketing functions; as well as a realignment of administrative functions and processes throughout the U.S. organization. In addition, during the fourth quarter of 1999, further organizational and strategic changes were implemented in the Company’s assembly and custom-configuration operations, including the selection of an outsource partner to produce unbranded systems and the reallocation of resources to support the Company’s custom-configuration services capabilities.

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

Income from operations, excluding reorganization costs, decreased as a percentage of net sales to 0.8% in 1999 from 2.2% in 1998. The decrease in income from operations, excluding reorganization costs, as a percentage of net sales is primarily due to the significant decrease in gross profit as a percentage of net sales as described above. U.S. income from operations, excluding reorganization costs, decreased as a percentage of net sales to 0.9% in 1999 from 2.8% in 1998. European income from operations, excluding reorganization costs, decreased as a percentage of net sales to 0.3% in 1999 from 1.1% in 1998. For Other International, income from operations, excluding reorganization costs, decreased as a percentage of net sales to 1.0% in 1999 from 1.4% in 1998.

Management’s Discussion and Analysis continued

Other (income) expense consisted primarily of interest, foreign currency exchange losses, gains on sales of securities and miscellaneous non-operating (income) expenses. During 1999, the Company recorded net other income of $90.5 million, or 0.3% as a percentage of net sales, as compared to net other expense of $79.7 million, or 0.4% as a percentage of net sales in 1998. The increase in other income over 1998 is primarily attributable to the gain realized on the sale of Softbank common stock, partially offset by an increase in interest expense. In December 1999, the Company sold 1,040,400 shares or 35% of its original holdings in Softbank common stock for a pre-tax gain of approximately $201.3 million, net of related costs. Interest expense increased primarily due to increased borrowings to finance the January 1999 ERL acquisition; the fourth quarter 1998 investment in Softbank; the July 1998 acquisition of Macrotron; changing vendor terms and conditions associated with floor plan financing arrangements; and the growth of the Company’s ongoing operations. This increase was partially offset by a decrease in average interest rates in fiscal 1999 compared to fiscal 1998.

The provision for income taxes, excluding extraordinary items, decreased 31.4% to $110.9 million in 1999 from $161.7 million in 1998, primarily reflecting the 28.6% decrease in the Company’s income before income taxes. The Company’s effective tax rate was 38.2% in 1999 compared to 39.7% in 1998. The decrease in the effective tax rate was primarily due to tax planning in certain countries.

In March 1999, the Company repurchased Zero Coupon Convertible Senior Debentures with a carrying value of $56.5 million as of the repurchase date for approximately $50.3 million in cash. The debenture repurchase resulted in an extraordinary gain of $3.8 million (net of $2.4 million in income taxes).

Quarterly Data; Seasonality

The Company’s quarterly operating results have fluctuated significantly in the past and will likely continue to do so in the future as a result of seasonal variations in the demand for the products and services offered by the Company; changing competitive conditions including pricing; variation in the amount of provisions for excess and obsolete inventory, vendor sponsored programs, and doubtful accounts resulting from technological changes or other changes in the market or economy as a whole; changes in the level of operating expenses to support seasonal changes in demand; the impact of acquisitions; the introduction by suppliers of new hardware and software products and services which may result in the obsolescence of existing products and/or affect the mix of products sold or overall demand; the loss or consolidation of a significant supplier or customer; product supply constraints; interest rate fluctuations; currency fluctuations; and general economic conditions. The Company’s narrow operating margins may magnify the impact of these factors on the Company’s operating results. Specific historical seasonal variations in the Company’s operating results have included a reduction of demand in Europe during the summer months, increased Canadian government purchasing in the first quarter (except in the first quarter of 2000, as explained above), and worldwide pre-holiday stocking in the retail channel during the September-to-November period.

The following table sets forth certain unaudited quarterly historical financial data for each of the eight quarters in the period ended December 30, 2000. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in the Company’s opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the selected quarterly information. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report to Shareowners. The operating results for any quarter shown are not necessarily indicative of results for any future period.

Management’s Discussion and Analysis continued

Consolidated Quarterly Information

							Diluted	Diluted
					Income		Earnings	Earnings
				Income	Before		Per Share	Per Share
			Income	Before	Extra-		Before	on
	Net	Gross	From	Income	ordinary	Net	Extraordinary	Net
	Sales	Profit	Operations	Taxes	Item	Income	Item	Income

	(in millions, except per share data)
Fiscal Year Ended January 1, 2000

Thirteen Weeks Ended: (1)

April 3, 1999	$6,725.3	$359.3	$85.5	$61.1	$38.5	$42.3	$0.26	$0.29

July 3, 1999	6,804.8	367.8	107.6	79.6	50.3	50.3	0.34	0.34

October 2, 1999	6,710.1	321.9	52.8	24.8	15.8	15.8	0.11	0.11

January 1, 2000 (2)	7,828.5	287.2	(45.9)	125.0	75.0	75.0	0.51	0.51

Fiscal Year Ended December 30, 2000

Thirteen Weeks Ended:

April 1, 2000 (3)	$7,796.3	$366.2	$70.5	$152.0	$94.0	$96.1	$0.64	$0.65

July 1, 2000	7,295.0	361.5	76.4	53.5	33.1	33.3	0.22	0.22

September 30, 2000	7,558.7	387.9	87.2	62.9	38.8	38.9	0.26	0.26

December 30, 2000	8,065.1	440.7	119.3	94.1	57.9	57.9	0.39	0.39

(1)	Reflects charges related to a reorganization plan initiated to streamline operations and reorganize resources. Quarterly charges were recorded as follows: first quarter, $6.2 million; second quarter, $2.1 million; third quarter, $2.7 million; fourth quarter, $9.3 million.

(2)	For the quarter ended January 1, 2000, the Company recorded larger-than-historical provisions of $48.4 million for excess and obsolete inventory, $53.6 million for losses on vendor-sponsored programs, and $40.6 million for doubtful accounts, primarily resulting from rapid industry changes and changes in vendor terms and conditions. In addition, income before income taxes included a pre-tax gain of approximately $201.3 million, net of related costs, realized from the sale of Softbank common stock.

(3)	For the quarter ended April 1, 2000, income before income taxes included a pre-tax gain of approximately $111.5 million, net of related costs, realized from the sale of Softbank common stock.

As indicated in the table above, the Company’s net sales in the fourth quarter of each fiscal year have generally been higher than those in the other three quarters in the same fiscal year. The trend of higher fourth quarter net sales is attributable to calendar year-end business purchases and holiday period purchases made by customers.

Liquidity and Capital Resources

Cash Flows

The Company has financed its growth and cash needs largely through income from operations, borrowings, sales of accounts receivable through established accounts receivable facilities, trade and supplier credit, its initial public stock offering in November 1996, the sale of Zero Coupon Convertible Senior Debentures in June 1998, and the sale of Softbank common stock in December 1999 and January 2000.

In 2000 and 1999, one of the Company’s objectives has been to improve the utilization of working capital and put assets to work through increasing inventory turns and steady management of vendor payables and customer receivables. The Company’s success in this regard can be best demonstrated by the Company’s ability to repurchase convertible debentures and reduce overall debt levels, thereby lowering its debt-to-capitalization ratio, including off-balance sheet debt, to 43.7% and 45.0% at December 30, 2000 and January 1, 2000, respectively, compared to 56.5% at January 2, 1999. Although the Company has realized improvements in working capital management and debt reduction in 2000 and 1999, and will continue to strive for further improvements for the foreseeable future, no assurance can be made that the Company will be able to maintain its current debt levels. The following is a detailed discussion of the Company’s cash flows for 2000, 1999 and 1998:

Net cash provided by operating activities was $836.4 million in 2000 and $573.0 million in 1999 compared to cash used of $278.5 million in 1998. The significant increase in cash provided by operating activities in 2000 compared to 1999 was primarily

Management’s Discussion and Analysis continued

attributable to higher operating income and an increase in the amount of accounts receivable sold under the Company’s accounts receivable facilities offset by a decrease in trade creditor financing of product inventory. The significant increase in cash provided by operating activities in 1999 compared to cash used in 1998 was primarily attributable to the increase in trade creditor financing of product inventory (through an increase in accounts payable) and a reduction in the growth rate of accounts receivable over 1998.

Net cash used by investing activities was $19.5 million, $138.4 million, and $218.6 million in 2000, 1999, and 1998, respectively. These uses of cash were due in part to capital expenditures for the Company’s expansion of warehouses and other facilities, the development of information systems and the Company’s commitment to growth through acquisitions and strategic alliances. In 2000, the Company used approximately $146.1 million in cash for capital expenditures, which was partially offset by the proceeds from the sale of Softbank common stock totaling approximately $119.2 million. In 1999, the Company used approximately $241.9 million in cash for acquisitions, net of cash acquired, and $135.3 million for capital expenditures, which were partially offset by the proceeds from the sale of Softbank common stock totaling approximately $230.1 million. In 1998, the Company used approximately $96.6 million in cash for acquisitions, net of cash acquired, approximately $143.2 million for capital expenditures, and approximately $50.3 million for the purchase of Softbank common stock. Mitigating the uses of cash in 1998 was approximately $75.3 million in cash proceeds from a sale-leaseback agreement entered into by the Company for the sale of its Santa Ana, California facility and a portion of its Buffalo, New York facility to a third party.

Net cash used by financing activities was $802.6 million in 2000 and $413.8 million in 1999 compared to cash provided of $497.1 million in 1998. Net cash used by financing activities in 2000 was primarily due to the repurchase of the convertible debentures, the net repayment of borrowings under the revolving credit facilities, and the repayment of other debt through the use of cash provided by operations and the continued focus on working capital management, as well as the proceeds received from the sale of Softbank common stock in 2000. Net cash used by financing activities in 1999 was primarily due to the repurchase of the convertible debentures and the net repayment of borrowings under the revolving credit facilities through the use of the proceeds received from the sale of Softbank common stock, as well as the continued focus on working capital management. Net cash provided by financing activities in 1998 was primarily due to the proceeds from the convertible debentures and stock option exercises, which were partially offset by the net repayment of other debt.

Acquisitions

The Company had no significant acquisitions in 2000.

Capital Resources

The Company has three revolving credit facilities with bank syndicates providing an aggregate credit availability of $1.65 billion. Under these credit facilities, the Company is required to comply with certain financial covenants, including minimum tangible net worth, restrictions on funded debt and interest coverage. The credit facilities also restrict the amount of dividends the Company can pay as well as the amount of common stock that the Company can repurchase annually. Borrowings are subject to the satisfaction of customary conditions, including the absence of any material adverse change in the Company’s business or financial condition. Two of these credit facilities, representing approximately $1.15 billion in credit availability, mature in October 2001 while the remaining credit facility matures in October 2002. At December 30, 2000 and January 1, 2000, the Company had $75.5 million and $503.5 million, respectively, in outstanding borrowings under the credit facilities.

The Company has an arrangement pursuant to which certain U.S. trade accounts receivable of the Company are transferred to a trust, which in turn has sold certificates representing undivided interests in the total pool of trade receivables without recourse. The trust has issued fixed-rate, medium-term certificates and has the ability to support a commercial paper program. Sales of receivables under these programs result in a reduction of total accounts receivable on the Company’s consolidated balance sheet. In March 2000, the Company completed a new 5-year accounts receivable securitization program, which provides for the issuance of up to $700 million in commercial paper. At December 30, 2000 and January 1, 2000, the amount of medium-term certificates outstanding totaled $50 million and $75 million, respectively, and the amount of commercial paper outstanding under the new program totaled $650 million and $0, respectively. The Company believes that available funding under this new program provides

Management’s Discussion and Analysis continued

increased flexibility for the Company to make incremental investments in strategic growth initiatives and to manage working capital requirements.

The Company also has certain other facilities relating to accounts receivable in Europe and Canada which provide up to approximately $260 million of additional financing capacity. Under these programs, the Company had sold approximately $210 million and $188 million of trade accounts receivable in the aggregate at December 30, 2000 and January 1, 2000, respectively, resulting in a further reduction of total trade accounts receivable on the Company’s consolidated balance sheet.

The aggregate amount of trade accounts receivable sold as of December 30, 2000 and January 1, 2000 totaled approximately $910 million and $263 million, respectively. Proceeds from these accounts receivable facilities are generally used to repay existing indebtedness. The Company believes that there are sufficient trade accounts receivable to support the U.S., European and Canadian accounts receivable facilities.

On June 9, 1998, the Company sold $1.33 billion aggregate principal amount at maturity of its Zero Coupon Convertible Senior Debentures due 2018 in a private placement. The Company subsequently registered the resale of these debentures with the SEC and they are now generally saleable under Rule 144. Gross proceeds from this offering were $460.4 million. The debentures were sold at an issue price of $346.18 per $1,000 principal amount at maturity (representing a yield to maturity of 5.375% per annum), and are convertible into shares of the Company’s Class A Common Stock at a rate of 5.495 shares per $1,000 principal amount at maturity, subject to adjustment under certain circumstances.

In 2000 and 1999, the Company repurchased outstanding Zero Coupon Convertible Senior Debentures with a total carrying value of $235.2 million and $56.5 million, respectively, as of their repurchase dates for approximately $231.3 million and $50.3 million in cash, respectively. The debenture repurchases resulted in extraordinary gains of $2.4 million and $3.8 million in 2000 and 1999, respectively, net of $1.5 million and $2.4 million in income taxes, respectively.

At December 30, 2000, there were $220.0 million of Zero Coupon Convertible Debentures outstanding that were convertible into approximately 3.1 million shares of the Company’s Class A Common Stock. The debentures are redeemable at the option of the Company on or after June 9, 2003, at the issue price plus accrued original issue discount to the date of the redemption. Each debenture is subject to repurchase at the option of the holder as of June 9, 2001, June 9, 2003, June 9, 2008, or June 9, 2013, or if there is a Fundamental Change (as defined), at the issue price plus accrued original issue discount to the date of the redemption. In the event of a repurchase at the option of the holder (other than upon a Fundamental Change), the Company may, at its option, satisfy the redemption in cash or Class A Common Stock, or any combination thereof. In the case of any such repurchase as of June 9, 2001, the Company may elect, in lieu of the payment of cash or Class A Common Stock, to satisfy the redemption in new Zero Coupon Convertible Senior Debentures due 2018.

The Company and its foreign subsidiaries have additional lines of credit, commercial paper, short-term overdraft facilities and other credit facilities with various financial institutions worldwide, which provide for borrowings aggregating approximately $750 million at December 30, 2000. Most of these arrangements are on an uncommitted basis and are reviewed periodically for renewal. At December 30, 2000, the Company had $250.1 million outstanding under these facilities.

The proceeds from stock option exercises provide an additional source of cash to the Company. In 2000, 1999, and 1998, respectively, cash proceeds from the exercise of stock options, including applicable tax benefits, totaled $13.1 million, $20.8 million, and $93.9 million, respectively.

The Company believes that existing cash resources and cash provided by operating activities, supplemented as necessary with funds available under credit arrangements will provide sufficient resources to meet its present and future working capital and cash requirements for at least the next 12 months.

Capital Expenditures

The Company presently expects to spend approximately $145 million in fiscal 2001 for capital expenditures due to continued expansion of its business.

New Accounting Standards

Refer to Note 2 of the Company’s consolidated financial statements for the discussion of new accounting standards.

Management’s Discussion and Analysis continued

Market Risk

The Company is exposed to the impact of foreign currency fluctuations and interest rate changes due to its international sales and global funding. In the normal course of business, the Company employs established policies and procedures to manage its exposure to fluctuations in the value of foreign currencies and interest rates using a variety of financial instruments. It is the Company’s policy to utilize financial instruments to reduce risks where internal netting cannot be effectively employed. It is the Company’s policy not to enter into foreign currency or interest rate transactions for speculative purposes.

In addition to product sales and costs, the Company has foreign currency risk related to debt that is denominated in currencies other than the dollar and cross-currency swaps hedging intercompany debt. The Company’s foreign currency risk management objective is to protect its earnings and cash flows resulting from sales, purchases and other transactions from the adverse impact of exchange rate movements. Foreign exchange risk is managed by using forward and option contracts to hedge receivables and payables. By policy, the Company maintains hedge coverage between minimum and maximum percentages. Cross-currency swaps are used to hedge foreign currency denominated payments related to intercompany and third-party loans. During 2000, hedged transactions were denominated primarily in euros, Canadian dollars, Australian dollars, Danish kroner, Swedish krona, Swiss francs, Norwegian kroner, Indian rupees and Mexican pesos.

The Company is exposed to changes in interest rates primarily as a result of its long-term debt used to maintain liquidity and finance inventory, capital expenditures and business expansion. Interest rate risk is also present in the cross-currency swaps hedging intercompany and third-party loans. The Company’s interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives the Company uses a combination of fixed- and variable-rate debt. As of December 30, 2000 and January 1, 2000, approximately 40% and 34%, respectively, of the Company’s outstanding debt had fixed interest rates.

Market Risk Management

Foreign exchange and interest rate risk and related derivatives use is monitored using a variety of techniques including a review of market value, sensitivity analysis and Value-at-Risk (“VaR”). The VaR model determines the maximum potential loss in the fair value of foreign exchange rate-sensitive financial instruments assuming a one-day holding period. The VaR model estimates were made assuming normal market conditions and a 95% confidence level. There are various modeling techniques that can be used in the VaR computation. The Company’s computations are based on interrelationships between currencies and interest rates (a “variance/co-variance” technique). These interrelationships were determined by observing foreign currency market changes and interest rate changes over the preceding 90 days. The value of foreign currency options does not change on a one-to-one basis with changes in the underlying currency rate. The potential loss in option value was adjusted for the estimated sensitivity (the “delta” and “gamma”) to changes in the underlying currency rate. The model includes all of the Company’s forwards, options, cross-currency swaps and nonfunctional currency denominated debt (i.e., the Company’s market-sensitive derivative and other financial instruments as defined by the SEC). The accounts receivable and accounts payable denominated in foreign currencies, which certain of these instruments are intended to hedge, were excluded from the model.

The VaR model is a risk analysis tool and does not purport to represent actual losses in fair value that will be incurred by the Company, nor does it consider the potential effect of favorable changes in market rates. It also does not represent the maximum possible loss that may occur. Actual future gains and losses will likely differ from those estimated because of changes or differences in market rates and interrelationships, hedging instruments and hedge percentages, timing and other factors.

The following table sets forth the estimated maximum potential one-day loss in fair value, calculated using the VaR model (in millions). The increase in VaR from interest rate sensitive financial instruments reflects an increase in the notional value of such instruments from January 1, 2000 to December 30, 2000. The Company believes that the hypothetical loss in fair value of its derivatives would be offset by gains in the value of the underlying transactions being hedged.

Management’s Discussion and Analysis continued

	Interest Rate	Currency Sensitive
	Sensitive Financial	Financial	Combined
	Instruments	Instruments	Portfolio

VaR as of December 30, 2000	$11.7	$0.1	$10.2

VaR as of January 1, 2000	4.5	0.6	4.4

Euro Conversion

On January 1, 1999, a single currency called the euro was introduced in Europe. Twelve of the 15 member countries of the European Union have adopted the euro as their common legal currency. Fixed conversion rates between these participating countries’ existing currencies (the “legacy currencies”) and the euro have been established. The legacy currencies are scheduled to remain legal tender as denominations of the euro until at least January 1, 2002 (but not later than July 1, 2002). During this transition period, parties may settle transactions using either the euro or a participating country’s legacy currency. Beginning in January 2002, new euro-denominated bills and coins will be issued and legacy currencies will be withdrawn from circulation. The Company has implemented plans to address the issues raised by the euro currency conversion. These plans include, among others, the need to adapt computer information systems and business processes and equipment to accommodate euro-denominated transactions; the need to analyze the legal and contractual implications on contracts; and the ability of the Company’s customers and vendors to accommodate euro-denominated transactions on a timely basis. Since the implementation of the euro on January 1, 1999, the Company has experienced improved efficiencies in its cash management program in Europe as all intracompany transactions within participating countries are conducted in euros. In addition, the Company has reduced hedging activities in Europe for transactions conducted between euro participating countries. Since the Company’s information systems and processes generally accommodate multiple currencies, the Company anticipates that modifications to its information systems, equipment and processes will be made on a timely basis and does not expect any failures which would have a material adverse effect on the Company’s financial position or results of operations or that the costs of such modifications will have a material effect on the Company’s financial position or results of operations.

Cautionary Statements for Purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

The matters in this Annual Report that are forward-looking statements are based on current management expectations that involve certain risks, including without limitation: intense competition; continued pricing and margin pressures; failure to adjust costs in response to a sudden decrease in demand; the potential for continued restrictive vendor terms and conditions; the potential decline as well as seasonal variations in demand for the Company’s products and services; unavailability of adequate capital; management of growth; reliability of information systems; interest rate and foreign currency fluctuations; impact of governmental controls and political or economic instability on foreign operations; changes in local, regional, and global economic conditions and practices; dependency on key individuals; product supply shortages; the potential termination of a supply agreement with a major supplier; acquisitions; rapid product improvement and technological change, and resulting obsolescence risks; risk of credit loss; dependency on independent shipping companies; and the changes in terms of subsidized floor plan financing.

The Company has instituted and continues to institute changes to its strategies, operations and processes to address these risk factors and to mitigate their impact on the Company’s results of operations and financial condition. However, no assurances can be given that the Company will be successful in these efforts. For a further discussion of these and other significant factors to consider in connection with forward-looking statements concerning the Company, reference is made to Exhibit 99.01 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2000; other risks or uncertainties may be detailed from time to time in the Company’s future SEC filings.

INGRAM MICRO INC.

CONSOLIDATED BALANCE SHEET
(Dollars in 000s, except per share data)

	Fiscal Year End

	2000	1999

ASSETS

Current assets:

Cash	$150,560	$128,152

Investment in available-for-sale securities	52,897	142,338

Accounts receivable:

Trade accounts receivable	1,945,496	2,853,509

Retained interest in securitized receivables	407,176	—

Total accounts receivable (less allowances of $96,994 and $100,754)	2,352,672	2,853,509

Inventories	2,919,117	3,471,565

Other current assets	294,838	373,365

Total current assets	5,770,084	6,968,929

Investment in available-for-sale securities	—	474,525

Property and equipment, net	350,829	316,643

Goodwill, net	430,853	455,473

Other	57,216	56,357

Total assets	$6,608,982	$8,271,927

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$3,725,080	$4,322,303

Accrued expenses	350,111	317,283

Current maturities of long-term debt	42,774	31,020

Total current liabilities	4,117,965	4,670,606

Convertible debentures	220,035	440,943

Other long-term debt	282,809	876,172

Deferred income taxes and other liabilities	113,781	313,561

Total liabilities	4,734,590	6,301,282

Commitments and contingencies (Note 9) Redeemable Class B Common Stock	—	3,800

Stockholders’ equity:

Preferred Stock, $0.01 par value, 1,000,000 shares authorized; no shares issued and outstanding	—	—

Class A Common Stock, $0.01 par value, 265,000,000 shares authorized; 75,798,115 and 71,212,517 shares issued and outstanding in 2000 and 1999, respectively	758	712

Class B Common Stock, $0.01 par value, 135,000,000 shares authorized; 70,409,806 and 73,280,871 shares issued and outstanding in 2000 and 1999 (including 542,855 redeemable shares in 1999), respectively	704	727

Additional paid-in capital	664,840	645,182

Retained earnings	1,221,208	995,035

Accumulated other comprehensive income (loss)	(11,936)	328,285

Unearned compensation	(1,182)	(3,096)

Total stockholders’ equity	1,874,392	1,966,845

Total liabilities and stockholders’ equity	$6,608,982	$8,271,927

See accompanying notes to these consolidated financial statements.

INGRAM MICRO INC.

CONSOLIDATED STATEMENT OF INCOME
(Dollars in 000s, except per share data)

	Fiscal Year

	2000	1999	1998

Net sales	$30,715,149	$28,068,642	$22,034,038

Cost of sales	29,158,851	26,732,479	20,642,870

Gross profit	1,556,298	1,336,163	1,391,168

Expenses:

Selling, general and administrative	1,202,861	1,115,854	904,563

Reorganization costs	—	20,305	—

	1,202,861	1,136,159	904,563

Income from operations	353,437	200,004	486,605

Other (income) expense:

Interest income	(8,527)	(4,338)	(5,652)

Interest expense	88,726	101,691	72,181

Net foreign currency exchange loss	3,322	2,583	6,247

Gain on sale of available-for-sale securities	(111,458)	(201,318)	—

Other	18,865	10,893	6,969

	(9,072)	(90,489)	79,745

Income before income taxes and extraordinary item	362,509	290,493	406,860

Provision for income taxes	138,756	110,852	161,685

Income before extraordinary item	223,753	179,641	245,175

Extraordinary gain on repurchase of debentures, net of $1,469 and $2,405 in income taxes	2,420	3,778	—

Net income	$226,173	$183,419	$245,175

Basic earnings per share:

Income before extraordinary item	$1.54	$1.25	$1.76

Extraordinary gain on repurchase of debentures	.01	.03	—

Net income	$1.55	$1.28	$1.76

Diluted earnings per share:

Income before extraordinary item	$1.51	$1.21	$1.64

Extraordinary gain on repurchase of debentures	.01	.03	—

Net income	$1.52	$1.24	$1.64

See accompanying notes to these consolidated financial statements.

INGRAM MICRO INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Dollars in 000s)

					Accumulated
			Additional		Other
	Common Stock		Paid-in	Retained	Comprehensive	Unearned
	Class A	Class B	Capital	Earnings	Income (Loss)	Compensation	Total

January 3, 1998	$374	$973	$484,912	$566,441	$(14,236)	$(258)	$1,038,206

Noncash compensation charge related to stock options			4,392				4,392

Stock options exercised	50		36,337				36,387

Income tax benefit from exercise of stock options			57,476				57,476

Vesting of Redeemable Class B Common Stock		11	8,118				8,129

Conversion of Class B to Class A Common Stock	241	(241)					—

Amortization of unearned compensation						170	170

Comprehensive income				245,175	9,322		254,497

January 2, 1999	665	743	591,235	811,616	(4,914)	(88)	1,399,257

Noncash compensation charge related to stock options			1,978				1,978

Stock options exercised	17		7,387				7,404

Income tax benefit from exercise of stock options			13,428				13,428

Vesting of Redeemable Class B Common Stock		6	3,901				3,907

Conversion of Class B to Class A Common Stock	22	(22)					—

Grant of restricted Class A Common Stock	3		3,455			(3,458)	—

Issuance of Class A Common Stock related to Employee Stock Purchase Plan	5		12,534				12,539

Warrants issued			11,264				11,264

Amortization of unearned compensation						450	450

Comprehensive income				183,419	333,199		516,618

January 1, 2000	712	727	645,182	995,035	328,285	(3,096)	1,966,845

Noncash compensation charge related to stock options			1,493				1,493

Stock options exercised	16		10,381				10,397

Income tax benefit from exercise of stock options			2,671				2,671

Vesting of Redeemable Class B Common Stock		6	3,705				3,711

Conversion of Class B to Class A Common Stock	29	(29)					—

Forfeiture of restricted Class A Common Stock			(485)			192	(293)

Issuance of Class A Common Stock related to Employee Stock Purchase Plan	1		1,893				1,894

Amortization of unearned compensation						1,722	1,722

Comprehensive income (loss)				226,173	(340,221)		(114,048)

December 30, 2000	$758	$704	$664,840	$1,221,208	$(11,936)	$(1,182)	$1,874,392

See accompanying notes to these consolidated financial statements.

INGRAM MICRO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in 000s)

	Fiscal Year

	2000	1999	1998

Cash flows from operating activities:

Net income	$226,173	$183,419	$245,175

Adjustments to reconcile net income to cash provided (used) by operating activities:

Depreciation	86,471	74,701	57,673

Amortization of goodwill	22,039	22,900	10,269

Deferred income taxes	50,757	22,524	3,532

Pre-tax gain on sale of available-for-sale securities	(111,458)	(201,318)	—

Gain on repurchase of debentures (net of tax)	(2,420)	(3,778)	—

Noncash compensation charge	2,922	2,428	4,562

Noncash interest expense on debentures	20,223	26,442	14,248

Changes in operating assets and liabilities, net of effects of acquisitions:

Changes in amounts sold under accounts receivable programs	647,000	163,000	(60,000)

Accounts receivable	(141,757)	(257,266)	(726,727)

Inventories	556,222	(307,940)	(445,324)

Other current assets	53,850	(101,127)	(17,473)

Accounts payable	(614,398)	899,574	694,880

Accrued expenses	40,782	49,449	(59,348)

Cash provided (used) by operating activities	836,406	573,008	(278,533)

Cash flows from investing activities:

Purchase of property and equipment	(146,104)	(135,260)	(143,236)

Proceeds from sale of property and equipment	16,400	10,433	75,321

Acquisitions, net of cash acquired	(4,620)	(241,928)	(96,550)

Purchase of available-for-sale securities	—	—	(50,262)

Net proceeds from sale of available-for-sale securities	119,228	230,109	—

Other	(4,385)	(1,795)	(3,867)

Cash used by investing activities	(19,481)	(138,441)	(218,594)

Cash flows from financing activities:

Repurchase of Redeemable Class B Common Stock	(89)	(107)	(650)

Exercise of stock options including tax benefits	13,068	20,832	93,863

Proceeds from issuance of convertible debentures, net of issuance costs	—	—	449,604

Repurchase of convertible debentures	(231,330)	(50,321)	—

(Repayment of) proceeds from debt	(156,232)	123,999	(80,689)

Net (repayments) borrowings under revolving credit facilities	(428,053)	(508,250)	34,978

Cash (used) provided by financing activities	(802,636)	(413,847)	497,106

Effect of exchange rate changes on cash	8,119	10,750	4,491

Increase in cash	22,408	31,470	4,470

Cash, beginning of year	128,152	96,682	92,212

Cash, end of year	$150,560	$128,152	$96,682

Supplemental disclosure of cash flow information:

Cash payments during the year:

Interest	$72,953	$72,343	$61,706

Income taxes	40,438	96,682	109,108

See accompanying notes to these consolidated financial statements.

Notes to Consolidated Financial Statements
(Dollars in 000s, except per share data)

Note 1 — Organization and Basis of Presentation

Ingram Micro Inc. (the “Company” or “Ingram Micro”) is primarily engaged, directly and through its wholly- and majority-owned subsidiaries, in distribution of information technology products and services worldwide. The Company conducts the majority of its operations in the United States, Europe, Canada, Latin America and Asia Pacific.

Note 2 — Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly- and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year

The fiscal year of the Company is a 52- or 53-week period ending on the Saturday nearest to December 31. All references herein to “2000,” “1999,” and “1998” represent the 52-week fiscal years ended December 30, 2000, January 1, 2000, and January 2, 1999, respectively.

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

Revenue Recognition

In December 1999, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 101 (“SAB 101”). SAB 101 summarizes the SEC’s views in applying generally accepted accounting principles to revenue recognition. The adoption of SAB 101 had no material impact on the Company’s financial position or results of operations.

Revenue on products shipped is recognized when the risks and rights of ownership are substantially passed to the customer. Service revenues are recognized upon delivery of the services. The Company, under specific conditions, permits its customers to return or exchange products. The provision for estimated sales returns is recorded concurrently with the recognition of revenue.

Vendor Programs

Funds received from vendors for price protection, product rebates, marketing or training programs are recorded net of direct costs as adjustments to product costs; selling, general and administrative expenses; or revenue according to the nature of the program.

The Company generated approximately 42% of its net sales in fiscal 2000, 39% in 1999, and 40% in 1998 from products purchased from three vendors.

Warranties

The Company’s suppliers generally warrant the products distributed by the Company and allow returns of defective products, including those that have been returned to the Company by its customers. The Company does not independently warrant the products it distributes; however, the Company does warrant the following: (1) its services with regard to products that it configures for its customers, and (2) products that it builds to order from components purchased from other sources. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience. Warranty expense was not material to the Company’s consolidated statement of income.

Notes to Consolidated Financial Statements
(Dollars in 000s, except per share data)

Foreign Currency Translation and Remeasurement

Financial statements of foreign subsidiaries, for which the functional currency is the local currency, are translated into United States (“U.S.”) dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for statement of income items. Translation adjustments are recorded in accumulated other comprehensive income, a component of stockholders’ equity. The functional currency of the Company’s subsidiaries in Latin America and certain countries within the Company’s Asian operations is the U.S. dollar; accordingly, the monetary assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues, expenses, gains or losses are translated at the average exchange rate for the period, and nonmonetary assets and liabilities are translated at historical rates. The resultant remeasurement gains and losses of these subsidiaries are recognized in the consolidated statement of income. Gains and losses from foreign currency transactions are included in the consolidated statement of income.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable and other accrued expenses approximate fair value because of the short maturity of these items. The carrying amounts of outstanding debt issued pursuant to bank credit agreements approximate fair value because interest rates over the relative term of these instruments approximate current market interest rates. The estimated fair value of the Zero Coupon Convertible Debentures including original issue discount was $219,323 and $388,939 at December 30, 2000 and January 1, 2000, respectively, based upon quoted market prices. The carrying value at December 30, 2000 and January 1, 2000 was $220,035 and $440,943, respectively.

Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Book overdrafts of $184,945 and $140,149 as of December 30, 2000 and January 1, 2000, respectively, are included in accounts payable.

Inventories

Inventories are stated at the lower of average cost or market.

Long-Lived and Intangible Assets

The Company assesses potential impairments to its long-lived and intangible assets when there is evidence that events or changes in circumstances have made recovery of the asset’s carrying value unlikely. An impairment loss would be recognized when the sum of the expected, undiscounted future net cash flows is less than the carrying amount of the asset. The amount of an impairment loss would be recognized as the excess of the asset’s carrying value over the fair value.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives. The Company also capitalizes computer software costs that meet both the definition of internal-use software and defined criteria for capitalization in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life:

Buildings	40 years

Leasehold improvements	3-17 years

Distribution equipment	5-7 years

Computer equipment and software	2-5 years

Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized.

Notes to Consolidated Financial Statements
(Dollars in 000s, except per share data)

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in an acquisition accounted for using the purchase method, and is amortized on a straight-line basis over periods ranging from 10 to 30 years. Accumulated amortization was $76,560 at December 30, 2000 and $54,521 at January 1, 2000.

Investments in Available-for-Sale Securities

The Company classifies its existing marketable equity securities as available-for-sale in accordance with the provisions of Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” These securities are carried at fair market value, with unrealized gains and losses reported in stockholders’ equity as a component of accumulated other comprehensive income (loss). Realized gains or losses on securities sold are based on the specific identification method.

In December 1998, the Company purchased 2,972,400 shares of common stock of SOFTBANK Corp. (“Softbank”), Japan’s largest distributor of software, peripherals and networking products, for approximately $50,262. During December 1999, the Company sold 1,040,400 shares or approximately 35% of its original investment in Softbank common stock for approximately $230,109 resulting in a pre-tax gain of approximately $201,318, net of related expenses. In January 2000, the Company sold an additional 445,800 shares or approximately 15% of its original holdings in Softbank common stock for approximately $119,228, net of expenses, resulting in a pre-tax gain of approximately $111,458. The realized gains, net of expenses, associated with the sales of Softbank common stock in January 2000 and December 1999 totaled $69,327 and $125,220, respectively, net of deferred taxes of $42,131 and $76,098, respectively. The Company used the net proceeds from the sales to repay existing indebtedness. During April 2000, Softbank effected a 3 for 1 stock split. All Softbank share information has been adjusted to give retroactive effect to Softbank’s stock split.

In connection with the December 1999 sale of Softbank common stock, the Company issued warrants to Softbank for the purchase of 1,500,000 shares of the Company’s Class A Common Stock with an exercise price of $13.25 per share, which approximated the market price of the Company’s common stock on the warrant issuance date. The warrants were exercisable immediately and have a 5-year term. The estimated fair value of these warrants upon issuance was approximately $11,264 and was determined using the Black-Scholes option-pricing model using the following assumptions:

Risk-free interest rate	6.27%

Term of warrant	5 years

Expected stock volatility	55.4%

The estimated fair value of the warrants has been included in other expenses in the Company’s consolidated statement of income for fiscal 1999.

At December 30, 2000 and January 1, 2000, the unrealized holding gain associated with the Softbank common stock totaled $16,965 and $356,936, respectively, net of $10,801 and $227,248, respectively, in deferred income taxes.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable and derivative financial instruments. Credit risk with respect to trade accounts receivable is limited due to the large number of customers and their dispersion across geographic areas. No single customer accounts for 10% or more of the Company’s net sales. The Company performs ongoing credit evaluations of its customers’ financial conditions, obtains credit insurance in certain locations and requires collateral in certain circumstances. The Company maintains an allowance for potential credit losses.

Notes to Consolidated Financial Statements
(Dollars in 000s, except per share data)

Derivative Financial Instruments

The Company operates internationally with distribution facilities in various locations around the world. The Company reduces its exposure to fluctuations in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. The market risk related to the foreign exchange agreements is offset by changes in the valuation of the underlying items being hedged. The majority of the Company’s derivative financial instruments have terms of 90 days or less. The Company currently does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives.

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

The notional amount of forward exchange contracts and options is the amount of foreign currency bought or sold at maturity. The notional amount of currency interest rate swaps and forward rate agreements are the underlying principal and currency amounts used in determining the interest payments exchanged over the life of the swap. Notional amounts are indicative of the extent of the Company’s involvement in the various types and uses of derivative financial instruments and are not a measure of the Company’s exposure to credit or market risks through its use of derivatives. The estimated fair value of derivative financial instruments represents the amount required to enter into like offsetting contracts with similar remaining maturities based on quoted market prices.

Credit exposure for derivative financial instruments is limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the obligations of the Company to the counterparties. Potential credit losses are minimized through careful evaluation of counterparty credit standing, selection of counterparties from a limited group of high-quality institutions and other contract provisions.

Derivative financial instruments comprise the following:

	2000		1999

	Notional	Estimated	Notional	Estimated
	Amounts	Fair Value	Amounts	Fair Value

Foreign exchange forward contracts	$1,141,702	$(11,799)	$365,931	$(251)

Purchased foreign currency options	14,333	111	54,149	1,215

Written foreign currency options	18,837	(72)	53,603	(503)

Currency interest rate swaps	110,000	11,775	211,534	27,457

Notes to Consolidated Financial Statements
(Dollars in 000s, except per share data)

Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“FAS 130”) establishes standards for reporting and displaying comprehensive income and its components in the Company’s consolidated financial statements. Comprehensive income is defined in FAS 130 as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources and is comprised of net income and other comprehensive income (loss).

The components of accumulated other comprehensive income (loss) are as follows:

	Foreign	Unrealized	Accumulated
	Currency	Gain on	Other
	Translation	Available-for-	Comprehensive
	Adjustment	Sale Securities	Income (Loss)

Balance at January 3, 1998	$(14,236)	$—	$(14,236)

Change in foreign currency translation adjustment	2,656	—	2,656

Unrealized holding gain arising during the period	—	6,666	6,666

Balance at January 2, 1999	(11,580)	6,666	(4,914)

Change in foreign currency translation adjustment	(17,071)	—	(17,071)

Unrealized holding gain arising during the period	—	475,490	475,490

Reclassification adjustment for realized gain included in net income	—	(125,220)	(125,220)

Balance at January 1, 2000	(28,651)	356,936	328,285

Change in foreign currency translation adjustment	(250)	—	(250)

Unrealized holding loss arising during the period	—	(270,644)	(270,644)

Reclassification adjustment for realized gain included in net income	—	(69,327)	(69,327)

Balance at December 30, 2000	$(28,901)	$16,965	$(11,936)

Accounting for Stock-Based Compensation

The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” (“FAS 123”). As permitted by FAS 123, the Company continues to measure compensation cost in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations, but provides pro forma disclosures of net income and earnings per share as if the fair-value method had been applied.

Notes to Consolidated Financial Statements
(Dollars in 000s, except per share data)

Earnings Per Share

The Company reports a dual presentation of Basic Earnings per Share (“Basic EPS”) and Diluted Earnings per Share (“Diluted EPS”). Basic EPS excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the reported period. Diluted EPS reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised using the treasury stock method or the if-converted method, where applicable.

The composition of Basic EPS and Diluted EPS is as follows:

	2000	1999	1998

Income before extraordinary item	$223,753	$179,641	$245,175

Weighted average shares	145,213,882	143,404,207	139,263,810

Basic earnings per share before extraordinary item	$1.54	$1.25	$1.76

Weighted average shares including the dilutive effect of stock options (3,427,109; 4,380,505; and 10,274,060 for Fiscal 2000, 1999, and 1998, respectively)	148,640,991	147,784,712	149,537,870

Diluted earnings per share before extraordinary item	$1.51	$1.21	$1.64

At December 30, 2000, January 1, 2000, and January 2, 1999, there were $220,035, $440,943, and $473,475, respectively, in Zero Coupon Convertible Debentures that were convertible into approximately 3,051,000, 6,428,000, and 7,308,000 shares of Class A Common Stock (see Note 7). These potential shares were excluded from the computation of Diluted EPS because their effect would be antidilutive. Additionally, there were approximately 11,178,000; 3,483,000; and 388,000 options in 2000, 1999, and 1998, respectively, that were not included in the computation of Diluted EPS because the exercise price was greater than the average market price of the Class A Common Stock, thereby resulting in an antidilutive effect.

New Accounting Standards

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”). FAS 133 was amended by Statement of Financial Accounting Standards No. 137, “Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FAS No. 133” and Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of FASB No. 133.” As amended, FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. FAS 133, as amended, is effective for the Company in fiscal 2001. The Company does not expect the adoption of FAS 133 to have a material impact on its reported consolidated financial condition or results of operations.

In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125” (“FAS 140”). FAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral. The accounting standards of FAS 140 are effective for transfers and servicing of financial assets and extinguishments of liabilities occuring after March 31, 2001. The Company does not expect the adoption of FAS 140 to have a material impact on its reported financial condition or results of operations.

Notes to Consolidated Financial Statements
(Dollars in 000s, except per share data)

Note 3 – Reorganization Costs

During 1999, the Company initiated a reorganization plan primarily in the U.S., but also in Europe to streamline certain operations and strengthen operational efficiencies. In connection with this reorganization plan, the Company recorded a charge of $20,305 for the fiscal year ended January 1, 2000. The 1999 reorganization charge included employee termination benefits for approximately 597 employees; a write-off of software used in the production of unbranded systems; costs of closing and consolidating redundant facilities which related primarily to excess lease costs net of estimated sublease income; and other costs associated with the reorganization. These initiatives were substantially completed at January 1, 2000 and related costs have been substantially paid and charged against the liability, without significant adjustment.

     The payment activities in 2000 and 1999 are summarized as follows:

	Outstanding		Amounts Paid	Remaining
	Liability at		and Charged	Liability at
	Beginning of	Reorganization	Against the	End of
	Period	Charge	Liability	Period

2000

Employee termination benefits	$1,708	$—	$(1,269)	$439

Facility costs	612	—	(612)	—

Total	$2,320	$—	$(1,881)	$439

1999

Employee termination benefits	$—	$12,322	$(10,614)	$1,708

Software costs	—	6,381	(6,381)	—

Facility costs	—	1,284	(672)	612

Other costs	—	318	(318)	—

Total	$—	$20,305	$(17,985)	$2,320

Note 4 – Acquisitions

In January 1999, the Company purchased 44,114,340 shares of the common stock of Ingram Micro Asia Ltd. (formerly known as Electronic Resources Ltd., “ERL”) from certain shareholders, which increased the Company’s ownership to 39.6% from the 21% ownership held in 1998. In accordance with Singapore law, the Company was required to extend a tender offer for the remaining shares and warrants of ERL as a result of its increased ownership. The Company offered to purchase the remaining outstanding shares and warrants for approximately $1.20 and $0.65 per share and warrant, respectively, during the tender offer period from January 4, 1999 to February 19, 1999. In addition, during January and February 1999, the Company made open market purchases of ERL shares and warrants. As a result of the open market purchases and the tender offer, the Company’s ownership in ERL increased to approximately 95%. In the third quarter of 1999, the Company commenced a take-over offer for the remaining ERL shares and warrants not already owned by Ingram Micro. As a result of the takeover, the Company purchased an additional 12,151,748 shares and 1,337,962 warrants of ERL, increasing the Company’s ownership position to 100% of the outstanding shares of ERL and approximately 99% of the outstanding warrants. The aggregate purchase price paid during 1999 for these ERL shares and warrants, net of cash acquired, was approximately $237,396.

Prior to 1999, the Company accounted for its investment in ERL, which totaled approximately $71,212, under the equity method. Due to the purchase of ERL common stock and warrants in 1999, the Company has consolidated the results of ERL. The Company accounted for the acquisition of ERL under the purchase method; accordingly, the results of ERL’s operations have been combined with those of the Company commencing with the year ended January 1, 2000. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price, including the $71,212 paid in December 1997, over the net assets acquired was approximately $240,506 and is being amortized on a straight-line basis over 30 years.

Notes to Consolidated Financial Statements
(Dollars in 000s, except per share data)

In April 1999, the Company acquired ITG Computers, an Australian computer products distributor. In addition, the Company increased its ownership of Walton Kft., a Hungarian based computer products distributor, to 100% in September 1999, including a 33% interest previously held by the Company’s majority-owned subsidiary Ingram Macrotron AG. Total cash paid for these acquisitions was approximately $4,532, net of cash acquired. These acquisitions were accounted for using the purchase method, and the results of their operations have been combined with those of the Company since their acquisition dates. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition. The excess of the purchase prices over the net assets acquired was approximately $4,922 and is being amortized on a straight-line basis over 10 years.

In July 1998, the Company completed the acquisition of approximately 99% and 91% of the outstanding common and preferred stock, respectively, of Macrotron AG (“Macrotron”) for approximately $100,000 in cash. Macrotron is based in Munich, Germany, and operates primarily in Germany, Austria, and Switzerland. The acquisition was accounted for using the purchase method, and the results of Macrotron’s operations have been combined with those of the Company since July 1, 1998, the effective date of acquisition. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the net assets acquired was approximately $80,000 and is being amortized on a straight-line basis over 30 years.

In June 1998, the Company completed its acquisition of Tulip Computer N.V.’s assembly facility and related business in ‘s-Rosmalen, The Netherlands. In October 1998, the Company completed its purchase of the remaining 30% minority interest in Ingram Dicom S.A. de C.V. (“Dicom”), a Mexican subsidiary. In December 1998, the Company completed the acquisition of Nordemaq Commercial de Maquinas Nordeste Ltda, a Brazilian computer products distributor. The combined consideration paid was approximately $19,000. The acquisitions were accounted for using the purchase method of accounting and the results of operations have been combined with those of the Company since the respective dates of acquisition. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over net assets acquired for these acquisitions totaled approximately $9,000 and is being amortized on a straight-line basis over 20 years.

The Company had no significant acquisitions in 2000.

Note 5 — Accounts Receivable

The Company has an arrangement pursuant to which certain U.S. trade accounts receivable of the Company are transferred to a trust, which in turn has sold certificates representing undivided interests in the total pool of trade receivables without recourse. The trust has issued fixed-rate medium-term certificates to investors and has the ability to issue variable rate certificates to support a commercial paper program. In March 2000, the Company completed a new 5-year accounts receivable securitization program, which provides for the issuance of up to $700,000 in commercial paper. Sales of receivables under these programs result in a reduction of total accounts receivable on the Company’s consolidated balance sheet. Retained interests are carried at their fair value estimated as the net realizable value, which considers the relatively short liquidation period and includes an estimated provision for credit losses. At December 30, 2000 and January 1, 2000, the amount of medium-term certificates outstanding totaled $50,000 and $75,000, respectively, and the amount of commercial paper outstanding under the new program totaled $650,000 and $0, respectively.

The Company also established certain other facilities relating to accounts receivable in Europe and Canada which provide up to approximately $260,000 of additional financing capacity. Under these programs, the Company had sold approximately $210,000 and $188,000 of trade accounts receivable in the aggregate at December 30, 2000 and January 1, 2000, respectively, resulting in a further reduction of trade accounts receivable on the Company’s consolidated balance sheet.

Fees in the amount of $13,351, $7,223, and $8,667 in 2000, 1999 and 1998, respectively, related to the sale of trade accounts receivable facilities are included in other expenses in the Company’s consolidated statement of income.

Notes to Consolidated Financial Statements
(Dollars in 000s, except per share data)

Note 6 — Property and Equipment

Property and equipment consists of the following:

	Fiscal Year End

	2000	1999

Land	$6,552	$8,237

Buildings and leasehold improvements	132,158	93,282

Distribution equipment	205,546	180,147

Computer equipment and software	298,933	249,753

	643,189	531,419

Accumulated depreciation	(292,360)	(214,776)

	$350,829	$316,643

Note 7 — Long-Term Debt

The Company has a $1,000,000 revolving credit agreement (the “U.S. Credit Facility”) with a syndicate of banks. The U.S. Credit Facility is unsecured and matures on October 30, 2001. The Company also has two additional multicurrency revolving credit agreements of $500,000 (the “European Credit Facility”) and $150,000 (the “Canadian Credit Facility”) with two bank syndicates. The European Credit Facility and the Canadian Credit Facility are unsecured and mature on October 28, 2002 and October 28, 2001, respectively. Collectively, the U.S. Credit Facility, the European Credit Facility and the Canadian Credit Facility are referred to as the “Credit Facilities.”

Revolving loan rate and competitive bid interest rate options are available under the Credit Facilities. The spreads over LIBOR for revolving rate loans and associated facility fees are determined by reference to certain financial ratios or credit ratings by recognized rating agencies on the Company’s senior unsecured debt. At December 30, 2000 and January 1, 2000, the Company had $75,484 and $503,537 in outstanding borrowings under the Credit Facilities. The weighted average interest rate on outstanding borrowings under the Credit Facilities at December 30, 2000 and January 1, 2000, was 7.28% and 6.52%, respectively.

The Company is required to comply with certain financial covenants, including minimum tangible net worth, restrictions on funded debt and interest coverage. The credit facilities also restrict the amount of dividends the Company can pay as well as the amount of common stock that the Company can repurchase annually. At December 30, 2000, the Company was in compliance with these covenants.

On June 9, 1998, the Company sold $1,330,000 aggregate principal amount at maturity of its Zero Coupon Convertible Senior Debentures (“Debentures”) due 2018 in a private placement. The Company subsequently registered the resale of these Debentures with the SEC and they are now generally saleable under Rule 144. The Debentures were sold at an issue price of $346.18 per $1,000 principal amount at maturity (representing a yield to maturity of 5.375% per annum), and are convertible into shares of the Company’s Class A Common Stock at a rate of 5.495 shares per $1,000 principal amount at maturity, subject to adjustment under certain circumstances. Gross proceeds from the offering were $460,400. In 2000 and 1999, the Company repurchased Debentures with a total carrying value of $235,219 and $56,504, respectively, as of their repurchase dates for approximately $231,330 and $50,321 in cash, respectively. The Debenture repurchases resulted in extraordinary gains of $2,420 and $3,778 in 2000 and 1999, respectively, net of $1,469 and $2,405 in income taxes, respectively. At December 30, 2000 and January 1, 2000, the carrying value of the outstanding Debentures was $220,035 and $440,943, respectively.

At December 30, 2000, the outstanding Debentures were convertible into approximately 3.1 million shares of the Company’s Class A Common Stock. The Debentures are redeemable at the option of the Company on or after June 9, 2003 at the issue price

Notes to Consolidated Financial Statements
(Dollars in 000s, except per share data)

plus accrued original issue discount to the date of redemption. Each Debenture is subject to repurchase at the option of the holder, as of June 9, 2001, June 9, 2003, June 9, 2008, and June 9, 2013, or if there is a Fundamental Change (as defined), at the issue price plus accrued original issue discount to the date of the redemption. In the event of a repurchase at the option of the holder (other than upon a Fundamental Change), the Company may, at its option, satisfy the redemption in cash or Class A Common Stock, or any combination thereof. In the case of any such repurchase as of June 9, 2001, the Company may elect, in lieu of the payment of cash or Class A Common Stock, to satisfy the redemption by the issuance of new Zero Coupon Convertible Senior Debentures due 2018.

The Company has additional lines of credit, commercial paper, short-term overdraft facilities, and other credit facilities with various financial institutions worldwide which aggregated $751,640 and $859,024 at December 30, 2000 and January 1, 2000, respectively. Most of these arrangements are on an uncommitted basis and are reviewed periodically for renewal. At December 30, 2000 and January 1, 2000, the Company had $250,099 and $403,655, respectively, outstanding under these facilities. The weighted average interest rate on the outstanding borrowings under these credit facilities was 6.67% and 5.25% at December 30, 2000 and January 1, 2000, respectively.

Other long-term debt, excluding the convertible debentures, consists of the following:

	Fiscal Year End

	2000	1999

Revolving credit facilities	$75,484	$503,537

Commercial paper	29,577	155,470

Overdraft facilities	42,774	31,020

Other	177,748	217,165

	325,583	907,192

Current maturities of other long-term debt	(42,774)	(31,020)

	$282,809	$876,172

Annual maturities of other long-term debt as of December 30, 2000, excluding the convertible debentures, are as follows:

2001	$42,774

2002	282,809

$325,583

Notes to Consolidated Financial Statements
(Dollars in 000s, except per share data)

Note 8 — Income Taxes

The components of income before taxes and extraordinary item consist of the following:

	Fiscal Year

	2000	1999	1998

United States	$332,241	$275,013	$350,631

Foreign	30,268	15,480	56,229

Total	$362,509	$290,493	$406,860

The provision for income taxes consists of the following:

	Fiscal Year

	2000	1999	1998

Current:

Federal	$55,038	$62,832	$111,862

State	4,626	8	15,146

Foreign	28,335	25,488	31,145

	87,999	88,328	158,153

Deferred:

Federal	56,130	27,867	4,057

State	6,115	7,832	6,926

Foreign	(11,488)	(13,175)	(7,451)

	50,757	22,524	3,532

Total income tax provision	$138,756	$110,852	$161,685

Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred tax assets and liabilities are as follows:

	Fiscal Year End

	2000	1999

Net deferred tax assets and (liabilities):

Tax in excess of book basis of foreign operations	$50,983	$37,466

Items not currently taxable	(121,514)	(31,045)

Depreciation	(13,351)	(25,485)

Tax credit carryforwards	26,301	23,525

	(57,581)	4,461

Unrealized gain on available for sale securities	(10,801)	(227,248)

Total	$(68,382)	$(222,787)

Net current deferred tax assets of $26,297 and $51,460 are included in other current assets at December 30, 2000 and January 1, 2000, respectively. Net non-current deferred tax liabilities of $94,679 and $274,247 are included in other liabilities at December 30, 2000 and January 1, 2000, respectively.

Notes to Consolidated Financial Statements
(Dollars in 000s, except per share data)

Reconciliation of the statutory U.S. federal income tax rate to the Company’s effective tax rate is as follows:

	2000	1999	1998

U.S. statutory rate	35%	35%	35%

State income taxes, net of federal income tax benefit	3	3	4

Foreign rates in excess of statutory rate	1	—	1

Other	(1)	—	—

Effective tax rate	38%	38%	40%

At December 30, 2000, the Company had foreign net operating tax loss carryforwards of approximately $166,000 of which approximately $146,000 has no expiration date. The remaining foreign net operating tax loss carryforwards expire through the year 2010.

The Company does not provide for income taxes on undistributed earnings of foreign subsidiaries as such earnings are intended to be permanently reinvested in those operations.

Note 9 — Commitments and Contingencies

There are various claims, lawsuits and pending actions against the Company incident to the Company’s operations. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

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

The Company leases the majority of its facilities and certain equipment under noncancelable operating leases. Renewal and purchase options at fair values exist for a substantial portion of the leases. Rental expense for the years ended 2000, 1999, and 1998 was $102,334, $82,781, and $55,906, respectively.

Future minimum rental commitments on operating leases that have remaining noncancelable lease terms in excess of one year as of December 30, 2000 were as follows:

2001	$64,182

2002	54,478

2003	45,944

2004	42,599

2005	41,714

Thereafter	229,067

$477,984

Notes to Consolidated Financial Statements
(Dollars in 000s, except per share data)

Note 10 — Segment Information

The Company operates predominantly in a single industry segment as a distributor of information technology products and services. The Company’s reportable operating segments are based on geographic location, and the measure of segment profit is income from operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Geographic areas in which the Company operates include the United States, Europe (Austria, Belgium, Denmark, Finland, France, Germany, Hungary, Italy, The Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland, and the United Kingdom) and Other international (Australia, China, India, Malaysia, New Zealand, Singapore, Thailand, Canada, Argentina, Brazil, Chile, Mexico, and Peru). Inter-geographic sales primarily represent intercompany sales which are accounted for based on established sales prices between the related companies and are eliminated in consolidation.

Financial information by geographic segments is as follows:

	Fiscal Year

	2000	1999	1998

Net sales

United States

Sales to unaffiliated customers	$18,452,069	$16,813,414	$14,393,295

Intergeographic sales	192,339	183,208	163,199

Europe	7,472,266	7,344,142	5,624,074

Other international	4,790,814	3,911,086	2,016,669

Eliminations of intergeographic sales	(192,339)	(183,208)	(163,199)

Total	$30,715,149	$28,068,642	$22,034,038

Income from operations

United States	$279,457	$143,496	$397,194

Europe	51,104	19,118	62,172

Other international	22,876	37,390	27,239

Total	$353,437	$200,004	$486,605

Identifiable assets

United States	$4,083,399	$5,827,382	$3,939,573

Europe	1,514,109	1,644,354	2,051,827

Other international	1,011,474	800,191	742,004

Total	$6,608,982	$8,271,927	$6,733,404

Capital expenditures

United States	$97,965	$93,059	$119,838

Europe	34,839	27,192	19,109

Other international	13,300	15,009	4,289

Total	$146,104	$135,260	$143,236

Depreciation and amortization

United States	$66,165	$54,819	$44,067

Europe	22,077	23,668	15,904

Other international	20,268	19,114	7,971

Total	$108,510	$97,601	$67,942

Notes to Consolidated Financial Statements
(Dollars in 000s, except per share data)

Note 11 — Stock Options and Incentive Plans

The Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 (“FAS 123”) in 1996. As permitted by FAS 123, the Company continues to measure compensation cost in accordance with APB 25 and related interpretations. Therefore, the adoption of FAS 123 had no impact on the Company’s financial condition or results of operations. Had compensation cost for the Company’s stock option plans been determined based on the fair value of the options consistent with the method of FAS 123, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

		Fiscal Year

		2000	1999	1998

Net Income	As reported	$226,173	$183,419	$245,175

	Pro forma	$183,117	$152,789	$225,772

Diluted earnings per share	As reported	$1.52	$1.24	$1.64

	Pro forma	$1.23	$1.03	$1.51

The weighted average fair value per option granted in 2000, 1999, and 1998 for pro forma disclosure was $5.00, $7.66, and $16.54, respectively. The fair value of options was estimated using the Black-Scholes option-pricing model assuming no dividends and using the following weighted average assumptions:

	Fiscal Year

	2000	1999	1998

Risk-free interest rate	6.30%	5.45%	5.01%

Expected years until exercise	2.2 years	2.7 years	4.0 years

Expected stock volatility	59.2%	55.5%	57.4%

Rollover Stock Option Plan

Certain of the Company’s employees participated in the qualified and non-qualified stock option and stock appreciation right (“SAR”) plans of the Company’s former parent, Ingram Industries Inc. (“Industries”). In conjunction with the Company’s split-off from Industries, Industries options and SARs held by the Company’s employees and certain other Industries options, SARs and Incentive Stock Units (“ISUs”) were converted to or exchanged for Ingram Micro options (“Rollover Stock Options”). Approximately 11.0 million Rollover Stock Options were outstanding immediately following the conversion. The majority of the Rollover Stock Options were fully vested by the year 2000 and no such options expire later than 10 years from the date of grant.

Equity Incentive Plans

In 1999, the Company had two existing equity incentive plans, the 1996 and 1998 Equity Incentive Plans. Effective June 2000, the Company’s Board of Directors and Stockholders adopted the 2000 Equity Incentive Plan. The 1996, 1998 and 2000 Plans (collectively called “the Equity Incentive Plans”) provide for the granting of stock based awards including incentive stock options, non-qualified stock options, restricted stock, and stock appreciation rights, among others, to key employees and members of the Company’s Board of Directors. Under the three plans, the Company’s board of directors authorized 47.0 million shares to be made available for granting. As of December 30, 2000, 20.4 million shares were available for granting. Options granted under the Equity Incentive Plans were issued at exercise prices ranging from $7.00 to $53.56 per share and have expiration dates not longer than 10 years. The options granted generally vest over a period of one to five years. In October 1999, the Company also granted a total of 272,250 shares of restricted Class A Common Stock to certain executives under the 1998 Plan. These shares have no purchase price and vest ratably over a two year period. The Company recorded unearned compensation of $3,458 as a component of stockholders’ equity. The unearned compensation is amortized and charged to operations over the vesting period. In 2000, 38,000 shares of the restricted Class A Common Stock were forfeited.

Notes to Consolidated Financial Statements
(Dollars in 000s, except per share data)

A summary of activity under the Company’s stock option plans is presented below:

	Shares	Weighted Average
	(000s)	Exercise Price

Outstanding at January 3, 1998	18,033	$9.89

Stock options granted during the year	2,709	32.52

Stock options exercised	(4,992)	7.29

Forfeitures	(569)	8.12

Outstanding at January 2, 1999	15,181	14.85

Stock options granted during the year	7,833	18.45

Stock options exercised	(1,674)	4.42

Forfeitures	(2,297)	24.06

Outstanding at January 1, 2000	19,043	16.90

Stock options granted during the year	10,016	13.52

Stock options exercised	(1,621)	6.41

Forfeitures	(3,031)	19.01

Outstanding at December 30, 2000	24,407	$15.93

The following table summarizes information about stock options outstanding and exercisable at December 30, 2000.

	Options Outstanding			Options Exercisable

		Weighted	Weighted
	Number	Average	Average	Number	Weighted
Range of Exercise	Outstanding	Remaining	Outstanding	Exercisable at	Average
Prices	at 12/30/00 (000s)	Life	Price	12/30/00 (000s)	Exercise Price

$ 0.68-$ 3.32	1,956	1.8	$2.13	1,931	$2.13

$ 7.00	1,487	3.3	7.00	1,045	7.00

$10.63-$17.44	12,652	9.1	13.24	2,312	12.58

$18.00-$27.00	5,114	4.9	19.81	4,302	19.22

$27.06-$38.63	2,616	5.5	29.72	1,058	29.63

$41.69-$53.56	582	6.0	47.54	285	47.60

	24,407		$15.93	10,933	$15.38

Stock options exercisable totaled approximately 10,933,000; 7,260,000; and 4,717,000 at December 30, 2000, January 1, 2000, and January 2, 1999, respectively, at weighted average exercise prices of $15.38, $13.42, and $10.29, respectively.

Notes to Consolidated Financial Statements
(Dollars in 000s, except per share data)

Key Employee Stock Purchase Plan

As of April 30, 1996, the Company adopted the Key Employee Stock Purchase Plan (the “Stock Purchase Plan”) which provides for the issuance of up to 4,000,000 shares of Class B Common Stock to certain employees. In June 1996, the Company offered 2,775,000 shares of its Class B Common Stock for sale to certain employees pursuant to the Stock Purchase Plan, and subsequently sold 2,510,400 shares at $7.00 per share with aggregate proceeds of approximately $17,573. The shares sold thereby were subject to certain restrictions on transfer and to repurchase by the Company at the original offering price upon termination of employment prior to certain specified vesting dates. The Company has repurchased 248,170 of such shares. All remaining shares are fully vested.

Employee Stock Purchase Plans

In 1996 and 1998, the Board of Directors and the Company’s shareholders approved Employee Stock Purchase Plans (the “1996 and 1998 ESPP Plans”) under which 1,000,000 and 3,000,000 shares, respectively, of the Company’s Class A Common Stock could be sold to employees. Under the Plans, employees can elect to have between 1% and 6% of their earnings withheld to be applied to the purchase of these shares. The purchase price under the Plans is generally the lesser of the market price on the beginning or ending date of the offering periods under such Plans. On December 31, 1998, the 1996 ESPP terminated and the offering period was completed for all 1996 ESPP offerings. In January 1999, the Company issued 582,362 of the 1,000,000 authorized shares and converted approximately $12,500 in accrued employee contributions into stockholders’ equity. Under the 1998 Plan, offerings were made both in January and June of 2000 and 1999. The 2000 and 1999 offerings ended on December 31, 2000 and 1999, respectively. In January 2001 and 2000, the Company issued approximately 138,000 and 145,000, respectively, of the authorized shares and converted approximately $1,600 and $1,900, respectively, in accrued employee contributions into stockholders’ equity as a result.

Employee Benefit Plans

The Company’s employee benefit plans permit eligible employees to make contributions up to certain limits which are matched by the Company at stipulated percentages. The Company’s contributions charged to expense were $4,530 in 2000, $4,484 in 1999, and $3,314 in 1998.

Note 12 — Common Stock

The Company has two classes of Common Stock, consisting of 265,000,000 authorized shares of $0.01 par value Class A Common Stock and 135,000,000 authorized shares of $0.01 par value Class B Common Stock, and 1,000,000 authorized shares of $0.01 par value Preferred Stock. Class A stockholders are entitled to one vote on each matter to be voted on by the stockholders whereas Class B stockholders are entitled to ten votes on each matter to be voted on by the stockholders. The two classes of stock have the same rights in all other respects. Each share of Class B Common Stock may at any time be converted to a share of Class A Common Stock; however, conversion will occur automatically on the earliest to occur of (1) November 1, 2001; (2) the sale or transfer of such share of Class B Common Stock to any person not specifically authorized to hold such shares by the Company’s Certificate of Incorporation; or (3) the date on which the number of shares of Class B Common Stock then outstanding represents less than 25% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding.

Notes to Consolidated Financial Statements
(Dollars in 000s, except per share data)

The detail of changes in the number of issued and outstanding shares of Class A Common Stock, Class B Common Stock, and Redeemable Class B Common Stock for the three year period ended December 30, 2000, is as follows:

	Common Stock

			Class B
	Class A	Class B	Redeemable

January 3, 1998	37,366,389	97,344,272	2,370,400

Stock options exercised	4,992,264

Repurchase of Redeemable Class B Common Stock			(92,900)

Conversion of Class B Common Stock to Class A Common Stock	24,162,062	(24,162,062)

Vesting of Redeemable Class B Common Stock		1,161,250	(1,161,250)

January 2, 1999	66,520,715	74,343,460	1,116,250

Stock options exercised	1,673,621

Repurchase of Redeemable Class B Common Stock			(15,270)

Conversion of Class B Common Stock to Class A Common Stock	2,163,569	(2,163,569)

Vesting of Redeemable Class B Common Stock		558,125	(558,125)

Issuance of Class A Common Stock related to Employee Stock Purchase Plan	582,362

Grant of restricted Class A Common Stock	272,250

January 1, 2000	71,212,517	72,738,016	542,855

Stock options exercised	1,620,890

Repurchase of Redeemable Class B Common Stock			(12,657)

Conversion of Class B Common Stock to Class A Common Stock	2,858,408	(2,858,408)

Vesting of Redeemable Class B Common Stock		530,198	(530,198)

Issuance of Class A Common Stock related to Employee Stock Purchase Plan	144,300

Forfeiture of restricted Class A Common Stock	(38,000)

December 30, 2000	75,798,115	70,409,806	—

MANAGEMENT’S STATEMENT OF FINANCIAL RESPONSIBILITY

Management is responsible for the integrity of the financial information contained in this annual report, including the Company’s consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles and include amounts based upon management’s informed estimates and judgments.

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

The Company’s Bylaws provide that a majority of members of the Audit Committee of the Board of Directors shall be Independent Directors who are not employees of the Company. The Audit Committee is currently comprised entirely of Independent Directors. The Audit Committee represents the shareowners and the Board of Directors on matters relating to corporate accounting, financial reporting, internal accounting control and auditing including the ongoing assessment of the activities of the independent accountants and internal auditors. The independent accountants and internal auditors advise the Audit Committee of significant findings and recommendations arising from their activities and have free access to the Audit Committee, with or without the presence of management.

/s/ KENT B. FOSTER	/s/ MICHAEL J. GRAINGER

Kent B. Foster	Michael J. Grainger

Chairman of the Board and	President, Chief Operating Officer and

Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS
To the Board of Directors and Stockholders of Ingram Micro Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Ingram Micro Inc. and its subsidiaries at December 30, 2000 and January 1, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP PricewaterhouseCoopers LLP Orange County, California February 28, 2001

BOARD OF DIRECTORS

KENT B. FOSTER

Chairman of the Board and Chief Executive Officer,

Ingram Micro Inc.

DON H. DAVIS, JR

Chairman and Chief Executive Officer,

Rockwell International Corporation

JOHN R. INGRAM

Vice Chairman,

Ingram Industries Inc.

MARTHA R. INGRAM

Chairman of the Board,

Ingram Industries Inc.

ORRIN H. INGRAM II

President and Chief Executive Officer,

Ingram Industries Inc.

PHILIP M. PFEFFER

President and Chief Executive Officer,

Treemont Capital Inc.

GERHARD SCHULMEYER

President and Chief Executive Officer,

Siemens Corporation

JOE B. WYATT

Chancellor Emeritus,

Vanderbilt University

CORPORATE MANAGEMENT

KENT B. FOSTER

Chief Executive Officer (Principal Executive Officer)

MICHAEL J. GRAINGER

President, Chief Operating Officer and Chief Financial Officer (Principal

Financial Officer and Principal Accounting Officer)

GUY P. ABRAMO

Executive Vice President and Chief Strategic and Information Officer

JAMES E. ANDERSON, JR

Senior Vice President, Secretary and General Counsel

DAVID M. FINLEY

Senior Vice President, Human Resources

JAMES F. RICKETTS

Corporate Vice President and Treasurer

REGIONAL MANAGEMENT

KEVIN M. MURAI

Executive Vice President and President,

Ingram Micro U. S.

GREGORY M.E. SPIERKEL

Executive Vice President and President,

Ingram Micro Europe

ASGER FALSTRUP

Senior Vice President and President,

Ingram Micro Canada

HENRI T. KOPPEN

Senior Vice President and President,

Ingram Micro Asia-Pacific

JORGE G. REYES

Vice President, Finance and Accounting and Acting President,

Ingram Micro Latin America

CORPORATE OFFICES

Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA 92705
714.566.1000

ANNUAL MEETING

The 2001 Annual Meeting of Shareowners will be held at 10 a.m. (Eastern Time), Friday, June 1, 2001, at Ingram Micro Inc., 1740 Wehrle Drive, Williamsville, New York 14221. Shareowners are cordially invited to attend.

TRANSFER AGENT & REGISTRAR

First Chicago Trust Company of New York
A Division of EquiServe
Post Office Box 2500
Jersey City, NJ 07303-2500
Phone: 201.324.1644

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
2020 Main Street, Suite 400
Irvine, CA 92614
Phone: 949.437.5200

COMMON STOCK

The Class A Common Stock of Ingram Micro is traded on the New York Stock Exchange under the symbol “IM”.

Price Range of Class A Common Stock

		HIGH	LOW
Fiscal 1999	First Quarter	$36.31	$16.13

	Second Quarter	31.75	20.50

	Third Quarter	33.88	12.56

	Fourth Quarter	15.44	10.00

Fiscal 2000	First Quarter	$16.00	$10.50

	Second Quarter	21.13	13.00

	Third Quarter	20.75	13.13

	Fourth Quarter	18.38	10.19

SHAREOWNER INQUIRIES

Request for information may be sent to the Investor Relations Department at our corporate offices.

Investor relations telephone information line: 714.382.8282.

Investor relations e-mail address: investor.relations@ingrammicro.com

Additional information also is available on our web site: www.ingrammicro.com