Form 10-K, Exhibit 13
period 2001-12-29
INGRAM MICRO INC
filed 2002-03-29
CIK 1018003

EXHIBIT 13.01

INDEX TO
FINANCIAL INFORMATION

TABLE OF CONTENTS

SELECTED CONSOLIDATED FINANCIAL DATA	18
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	19
CONSOLIDATED BALANCE SHEET	31
CONSOLIDATED STATEMENT OF INCOME	32
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY	33
CONSOLIDATED STATEMENT OF CASH FLOWS	34
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	35
MANAGEMENT’S STATEMENT OF FINANCIAL RESPONSIBILITY	52
REPORT OF INDEPENDENT ACCOUNTANTS	52
COMPANY INFORMATION	53

SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents our selected consolidated financial data. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and notes thereto, included elsewhere in this Annual Report to Shareowners.

     Our fiscal year is a 52- or 53-week period ending on the Saturday nearest to December 31. References below to 1997, 1998, 1999, 2000 and 2001 represent the fiscal years ended January 3, 1998 (53 weeks), January 2, 1999 (52 weeks), January 1, 2000 (52 weeks), December 30, 2000 (52 weeks), and December 29, 2001 (52 weeks), respectively.

(Dollars in 000s, except per share data)	2001	2000	1999	1998	1997

Selected Operating Information
Net sales	$25,186,933	$30,715,149	$28,068,642	$22,034,038	$16,581,539
Gross profit	1,329,899	1,556,298	1,336,163	1,391,168	1,085,689
Income from operations(1)	92,930	353,437	200,004	486,605	376,579
Income before income taxes and extraordinary item(2)	15,935	362,509	290,493	406,860	326,489
Income before extraordinary item(3)	9,347	223,753	179,641	245,175	193,640
Net income(3)	6,737	226,173	183,419	245,175	193,640
Basic earnings per share - income before extraordinary item	0.06	1.54	1.25	1.76	1.43
Diluted earnings per share - income before extraordinary item	0.06	1.51	1.21	1.64	1.32
Basic earnings per share — net income	0.05	1.55	1.28	1.76	1.43
Diluted earnings per share — net income	0.04	1.52	1.24	1.64	1.32
Basic weighted average common shares outstanding	147,511,408	145,213,882	143,404,207	139,263,810	135,764,053
Diluted weighted average common shares outstanding	150,047,807	148,640,991	147,784,712	149,537,870	146,307,532

Selected Balance Sheet Information(4)
Cash and cash equivalents	$273,059	$150,560	$128,152	$96,682	$92,212
Total assets	5,302,007	6,608,982	8,271,927	6,733,404	4,932,151
Total debt(5)	458,107	545,618	1,348,135	1,720,456	1,141,131
Stockholders’ equity	1,867,298	1,874,392	1,966,845	1,399,257	1,038,206

(1)	Includes reorganization costs and special items of $41,411 and $22,893, respectively, in 2001 and reorganization costs of $20,305 in 1999.

(2)	Includes reorganization costs and special items of $41,411 and $22,893, respectively, in 2001 and reorganization costs of $20,305 in 1999, and gains on sales of available-for-sale securities of $111,458 and $201,318 in 2000 and 1999, respectively.

(3)	Includes reorganization costs and special items, net of tax benefits, of $25,447 and $14,067, respectively, in 2001 and reorganization costs, net of tax benefits, of $12,789 in 1999, and gains on sales of available-for-sale securities, net of income taxes, of $69,327 and $125,220 in 2000 and 1999, respectively.

(4)	All balance sheet data are given at end of period.

(5)	Includes convertible debentures, senior subordinated notes, revolving credit facilities and other long-term debt and current maturities of long-term debt, but excludes off-balance sheet debt of $222,253, $910,188, $262,588, $100,000 and $160,000, respectively, at the end of fiscal year 2001, 2000, 1999, 1998 and 1997, which amounts represent all of the undivided interests in transferred accounts receivable sold to and held by third parties as of the respective balance sheet dates (see Note 5 to consolidated financial statements).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     In evaluating our business, readers should carefully consider the important factors discussed in “Cautionary Statements for the Purpose of the ‘Safe Harbor’ Provisions of the Private Securities Litigation Reform Act of 1995” included in Exhibit 99.01 to our Annual Report on Form 10-K for the fiscal year ended December 29, 2001.

Overview

     We are the leading distributor of information technology (“IT”) products and services worldwide based on revenues. From 1997 to 2000, our net sales grew from $16.6 billion to $30.7 billion. The growth during this period reflected the substantial expansion of our existing operations from the integration of numerous acquisitions worldwide, growth in the IT products and services distribution industry in general, the addition of new product categories and suppliers, the addition of new customers, and increased sales to the existing customer base. In 2001, our net sales declined to $25.2 billion. This reduction was primarily attributable to the general decline in demand for technology products and services throughout the world, which began in the fourth quarter of 2000. This sluggish demand for technology products and services is expected to continue, and may worsen, over the near term.

     The IT distribution industry in which we operate is characterized by narrow gross profit as a percentage of net sales (“gross margin”) and narrow income from operations as a percentage of net sales (“operating margin”). From 1997 to 1999, our gross margin declined to 4.8% in 1999 from 6.5% in 1997 with sequential declines in gross margin each of those years. Initially, the margin decline was caused by intense price competition. Later however, changes in vendor terms and conditions, including, but not limited to, significant reductions in vendor rebates and incentives, tighter restrictions on our ability to return inventory to vendors, and reduced time periods qualifying for price protection, exacerbated the decline and constrained gross margin improvements. We expect these competitive pricing pressures and restrictive vendor terms and conditions to continue in the foreseeable future. We have implemented and continue to refine changes to our pricing strategies, inventory management processes, and administration of vendor subsidized programs. In addition, we continue to monitor and change on a periodic basis certain of the terms and conditions offered to our customers to reflect those being imposed by our vendors. We recorded sequential improvements in gross margin in each of the past two years, reaching 5.1% in fiscal year 2000 and 5.3% in 2001 compared to 4.8% realized in 1999, primarily as a result of these initiatives.

     We have also continually instituted operational and expense controls that reduced selling, general, and administrative expenses, or SG&A, as a percentage of net sales to 3.9% in 2000 from 4.2% in 1997, reflecting more effective cost control measures, streamlined processes, and the benefit of greater economies of scale. However, for fiscal year 2001, SG&A as a percentage of net sales increased to 4.7% due to the significant decline in our net revenues. As a result, we initiated a broad-based reorganization plan in 2001 to streamline operations and reorganize resources to increase flexibility, improve service and generate cost savings and operational efficiencies. This reorganization plan includes restructuring of several functions, consolidation of facilities, and reductions of headcount. Although we expect these actions to result in future savings, if any future reductions in gross margins were to occur, or if net revenues continue to decline, we may take additional restructuring actions, which could result in significant additional charges. In addition, there can be no assurance that we will be able to implement such actions or reduce SG&A commensurately.

     In December 1998, we purchased 2,972,400 shares of common stock of SOFTBANK Corp., or Softbank, Japan’s largest distributor of software, peripherals and networking products, for approximately $50.3 million. During December 1999, we sold approximately 35% of our original investment in Softbank common stock for approximately $230.1 million, resulting in a pre-tax gain of approximately $201.3 million, net of related expenses. In January 2000, we sold an additional approximately 15% of our original holdings in Softbank common stock for approximately $119.2 million resulting in a pre-tax gain of approximately $111.5 million, net of expenses. We used the proceeds from this sale to reduce existing indebtedness. The realized gains, net of expenses, associated with the sales of Softbank common stock in January 2000 and December 1999 totaled $69.3 million and $125.2 million, respectively, net of deferred taxes of $42.1 million and $76.1 million, respectively (see Notes 2 and 8 to consolidated financial statements). The Softbank common stock was sold in the public market by one of our foreign subsidiaries, which is located in a low-tax jurisdiction. At the time of sale, we concluded that U.S. taxes were not currently payable on the gains based on our internal assessment and opinions received from our advisors. However, in situations involving uncertainties in the interpretation of complex tax regulations by various taxing authorities, we provide for deferred tax liabilities unless we consider it probable that taxes will not be due. The level of opinions received from our advisors and our internal assessment did not allow us to reach that conclusion on this matter. Although we review our assessments in these matters on a regular basis, we cannot currently determine when this matter will be finally resolved with the taxing authorities or if taxes will ultimately be paid.

     Our federal income tax returns through fiscal year 1996 have been audited and closed. The U.S. IRS has initiated its audit of our federal income tax returns for fiscal years 1997 through 1999.

     The IT products and services distribution business is working capital intensive. Our business requires significant levels of working capital primarily to finance accounts receivable. We have relied heavily on debt and accounts receivable financing programs for our working capital needs. In March 2000, we entered into a revolving five-year accounts receivable securitization program in the U.S., which provides for the issuance of up to $700 million in commercial paper. This program adds to our existing accounts receivable facilities, which provide additional financing capacity of approximately $273 million. As of December 29, 2001, approximately $222.3 million of accounts receivable were sold to and held by third parties under these programs. On August 16, 2001, we sold $200 million of 9.875% senior subordinated notes due 2008 at an issue price of 99.382%, resulting in cash proceeds of approximately $195.1 million, net of issuance costs of approximately $3.7 million. On August 16, 2001, we also entered into interest rate swap agreements with two financial institutions, the effect of which was to swap our fixed rate obligation on our senior subordinated notes for a floating rate obligation based on 90-day LIBOR plus 4.260%. We also have a revolving credit facility of $500 million, which expires in October 2002, as well as additional facilities of approximately $585 million. As of December 29, 2001, borrowings of $252.8 million were outstanding under the revolving credit and additional facilities. In addition, on June 9, 1998, we sold $1.3 billion aggregate principal amount at maturity of zero coupon convertible

Management’s Discussion and Analysis (continued)

senior debentures due 2018. Gross proceeds from this offering were $460.4 million. In the aggregate, we have repurchased more than 99% of our outstanding convertible debentures over the past three years. Our interest expense for a substantial portion of our existing, as well as any future, indebtedness will be subject to fluctuations in interest rates which may cause fluctuations in our net income.

Critical Accounting Policies and Estimates

     The discussions and analyses of our consolidated financial condition and results of operations were based on our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles in the U.S. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the financial statement date, and reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we review and evaluate our estimates and assumptions, including those that relate to accounts receivable; vendor programs; inventories; goodwill, intangible assets and other long-lived assets; income taxes; and contingencies and litigation. Our estimates were based on our historical experience and a variety of other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgment about the carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ from these estimates under different assumptions or conditions.

     We believe the following critical accounting policies are affected by our judgment, estimates and/or assumptions used in the preparation of our consolidated financial statements.

•	Accounts Receivable - We provide allowances for doubtful accounts on our accounts receivable, including retained interest in securitized receivables, for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, which may result in the impairment of their ability to make payments, additional allowances may be required. Our estimates are influenced by the following considerations: the large number of customers and their dispersion across wide geographic areas, the fact that no single customer accounts for 10% or more of our net sales, our continuing credit evaluation of our customers’ financial conditions, our credit insurance coverage and collateral requirements from our customers in certain circumstances.

•	Vendor Programs - We receive funds from vendors for price protection, product rebates, marketing and training, and promotion programs which are generally recorded, net of direct costs, as adjustments to product costs, revenue, or selling, general and administrative expenses according to the nature of the program. We accrue rebates based on the terms of the program and sales of qualifying products. Some of these programs may extend over one or more quarterly reporting periods. Actual rebates may vary based on volume or other sales achievement levels, which could result in an increase or reduction in the estimated amounts previously accrued. In addition, if market conditions were to deteriorate due to an economic downturn, vendors may change the terms of some or all of these programs. Such change could lower our gross margins on products we sell or revenues earned. We also provide reserves for receivables on vendor programs for estimated losses resulting from vendors’ inability to pay, or rejections of such claims by vendors.

•	Inventories - Our inventory levels are based on our projections of future demand and market conditions. Any sudden decline in demand and/or rapid product improvements and technological changes can cause us to have excess and/or obsolete inventories. On an ongoing basis, we review for estimated obsolete or unmarketable inventories and write down our inventories to their estimated net realizable value based upon our forecasts of future demand and market conditions. If actual market conditions are less favorable than our forecasts, additional inventory reserves may be required. Our estimates are influenced by the following considerations: sudden decline in demand due to economic downturn, rapid product improvements and technological changes, our ability to return to vendors a certain percentage of our purchases, and protection from loss in value of inventory under our vendor agreements.

•	Goodwill, Intangible Assets and Other Long-Lived Assets - We assess potential impairment of our goodwill, intangible assets and other long-lived assets when there is evidence that recent events or changes in circumstances have made recovery of an asset’s carrying value unlikely. When the sum of the expected, undiscounted future net cash flows is less than the carrying value of an asset, an impairment loss will be recognized. The amount of an impairment loss would be recognized as the excess of the asset’s carrying value over its fair value. Factors we consider important, which may cause an impairment include: significant changes in the manner of use of the acquired asset, negative industry or economic trends, and significant underperformance relative to historical or projected future operating results.

In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”) (see Note 2 to consolidated financial statements), we will no longer amortize goodwill or indefinite-lived intangible assets effective the beginning of fiscal 2002. Instead, these assets will be reviewed for impairment at least annually. Amortization expense was $21.0 million, $22.0 million, and $22.9 million in 2001, 2000, and 1999, respectively. We are currently evaluating the effect that the adoption of FAS 142 may have on our consolidated financial position. It is expected that, as a result of the implementation of FAS 142, we will record a non-cash

Management’s Discussion and Analysis (continued)

charge for the cumulative effect of the change in accounting principle upon adoption ranging from $260 million to $290 million, net of tax benefits ranging from $7 million to $12 million, in the first quarter of 2002. Impairment is based on the valuation of individual reporting units. The valuation methods used include estimated net present value of projected future cash flows of these reporting units. If actual results are substantially lower, or if market discount rates increase, this could adversely affect our valuations and may result in additional future impairment charges.

•	Income Taxes - As part of the process of preparing our consolidated financial statements, we have to estimate our income taxes in each of the taxing jurisdictions in which we operate. This process involves estimating our actual current tax expense together with assessing any temporary differences resulting from the different treatment of certain items, such as the timing for recognizing revenues and expenses, for tax and accounting purposes. These differences may result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We are required to assess the likelihood that our deferred tax assets, which include net operating loss carryforwards and temporary differences that are expected to be deductible in future years, will be recoverable from future taxable income or other tax planning strategies. If recovery is not likely, we have to provide a valuation allowance based on our estimates of future taxable income in the various taxing jurisdictions, and the amount of deferred taxes that are ultimately realizable. The provision for current and deferred tax liabilities involves evaluations and judgments of uncertainties in the interpretation of complex tax regulations by various taxing authorities. In situations involving tax related uncertainties, such as our gains on sales of Softbank common stock (see Notes 2 and 8 to consolidated financial statements), we provide for deferred tax liabilities unless we consider it probable that additional taxes will not be due. Actual results could differ from our estimates.

•	Contingencies and Litigation- There are various claims, lawsuits and pending actions against us incident to our operations. If a loss arising from these actions is probable and can be reasonably estimated, we record the amount of the loss, or the minimum estimated liability when the loss is estimated using a range within which no point is more probable than another. Based on current available information, we believe that the ultimate resolution of these actions will not have a material adverse effect on our consolidated financial statements. As additional information becomes available, we assess any potential liability related to these actions and may need to revise our estimates. Future revisions of our estimates could materially impact the results of our operations and financial position.

Results of Operations

     The following table sets forth our net sales by geographic region (excluding intercompany sales) and the percentage of total net sales represented thereby, for each of the fiscal years indicated (in millions).

	2001		2000		1999

Net sales by geographic region:
United States	$13,507	53.6%	$18,452	60.1%	$16,814	59.9%
Europe	7,157	28.4	7,472	24.3	7,344	26.2
Other international	4,523	18.0	4,791	15.6	3,911	13.9

Total	$25,187	100.0%	$30,715	100.0%	$28,069	100.0%

     The following table sets forth certain items from our consolidated statement of income as a percentage of net sales, for each of the fiscal years indicated.

	2001	2000	1999

Net sales	100.0%	100.0%	100.0%
Cost of sales	94.7	94.9	95.2

Gross profit	5.3	5.1	4.8
Expenses:
SG&A expenses	4.7	3.9	4.0
Reorganization costs	0.2	—	0.0
Special items	0.0	—	—

Income from operations	0.4	1.2	0.8
Other expense (income), net	0.3	(0.0)	(0.3)

Income before income taxes and extraordinary item	0.1	1.2	1.1
Provision for income taxes	0.1	0.5	0.4

Income before extraordinary item	0.0	0.7	0.7
Extraordinary item	0.0	0.0	0.0

Net income	0.0%	0.7%	0.7%

Management’s Discussion and Analysis (continued)

Year Ended December 29, 2001 Compared to Year Ended December 30, 2000

     Our consolidated net sales decreased 18.0% to $25.2 billion in 2001 from $30.7 billion in 2000. The decrease in worldwide net sales was primarily attributable to the decline in demand for technology products and services throughout the world. This decline in demand initially surfaced in the U.S. in the fourth quarter of 2000, but spread to all of our regions of operations during 2001. This sluggish demand for technology products and services is expected to continue, and may worsen, over the near term.

     Net sales from our U.S. operations decreased 26.8% to $13.5 billion in 2001 from $18.5 billion in 2000 primarily due to the continued sluggish demand for IT products and services, consistent with the continued softening of the U.S. economy. Net sales from our European operations were flat in local currencies in 2001, reflecting the soft demand for technology products and services in most countries in Europe, but when converted to U.S. dollars, our net sales decreased 4.2% to $7.2 billion in 2001 from $7.5 billion in 2000 as a result of weaker European currencies as compared to the U.S. dollar. For our geographic regions outside the U.S. and Europe, our Other International operations, net sales decreased 5.6% to $4.5 billion in 2001 from $4.8 billion in 2000, primarily due to the overall softness in demand for technology products and services in our Canadian and Asia-Pacific operations. Our Latin American operations, however, experienced moderate sales growth in 2001 compared to 2000 primarily due to the continued growth of our customer base in the region.

     Gross margin increased to 5.3% in 2001 from 5.1% in 2000. The improvement in our gross margin was primarily due to pricing policy changes we initiated during 2000 to more appropriately reflect the value and related costs of services we provide to our customers, complemented by improvements in vendor rebates, discounts and fee-based revenues. We have implemented and continue to refine changes to our pricing strategies, inventory management processes, and administration of vendor subsidized programs. In addition, we continue to change certain of the terms and conditions offered to our customers to reflect those being imposed by our vendors. As we evaluate our pricing policy changes made to date, and make future pricing policy changes, if any, we may experience moderated or negative sales growth in the near term. The softness in the U.S. and other international economies, as well as increased competition, partially resulting from the economic slowdown, may hinder our ability to maintain and/or improve gross margins from the levels realized in 2001.

     Total SG&A expenses decreased 2.5% or $30.2 million to $1.2 billion in 2001. The decrease in our SG&A expenses was attributable primarily to the savings that resulted from our reorganization efforts during fiscal year 2001 as discussed below, our continued cost control measures, and the lower volume of business. However, as a result of the significant decline in our revenues, SG&A expenses as a percentage of net sales increased to 4.7% in 2001 from 3.9% in 2000. We continue to pursue and implement business process improvements and organizational changes to create sustained cost reductions without sacrificing customer service over the long-term. However, because of the decline in our sales, SG&A expenses as a percentage of net revenues are expected to remain above 4.0% over the near term.

     We initiated a broad-based reorganization plan in the first half of 2001 with detailed actions implemented primarily in the U.S. and, to a limited extent, in Europe and Other International to streamline operations and reorganize resources to increase flexibility, improve service and generate cost savings and operational efficiencies. These actions included restructuring of several functions, consolidation of facilities, and reductions of headcount. We continue to develop this broad-based plan and expect to implement additional detailed actions in 2002.

     In connection with this reorganization effort, we recorded a charge of $41.4 million in fiscal year 2001 ($25.5 million, $13.6 million and $2.3 million in the U.S., Europe, and Other International, respectively). The reorganization charges represented costs of facility consolidations in the U.S. and Europe and headcount reductions in the U.S., Europe and Other International operations. The reorganization charges included $16.7 million in employee termination benefits for approximately 2,150 employees ($10.2 million for approximately 1,550 employees in the U.S., $4.4 million for approximately 390 employees in Europe, and $2.1 million for approximately 210 employees in Other International); $21.4 million for closing, downsizing and consolidating facilities ($14.8 million, $6.4 million and $0.2 million in the U.S., Europe, and Other International, respectively); and $3.3 million of other costs associated with the reorganization ($0.5 million and $2.8 million in the U.S. and Europe, respectively). We anticipate that these initiatives will be substantially completed within twelve months from each of the respective commitment dates of the detailed restructuring actions (see Note 3 to consolidated financial statements). We expect to save approximately $55 million to $70 million of costs annually after these initiatives are complete.

     During 2001, we recorded charges of $22.9 million related to the following special items: $10.2 million for the write-off of electronic storefront technologies software, which were replaced with a more efficient solution during 2001, and inventory management software, which was no longer required because of our business process and systems improvements; an impairment charge of $3.5 million to reduce our minority equity investment in an internet-related company to estimated net realizable value; and $9.2 million to reserve fully for our outstanding insurance claims with an independent and unrelated former credit insurer, which went into liquidation on October 3, 2001. As of December 29, 2001, approximately $7.6 million of insurance claims were written-off against the reserve. The remaining claims are expected to be written-off against the balance of the reserve in 2002.

Management’s Discussion and Analysis (continued)

     Income from operations, including reorganization costs and special items, as a percentage of net sales decreased to 0.4% in 2001 compared to 1.2% in 2000. Income from operations, excluding reorganization costs and special items, decreased as a percentage of net sales to 0.6% in 2001 from 1.2% in 2000. The decrease in our income from operations, excluding reorganization costs and special items, as a percentage of net sales, was primarily due to the increase in SG&A expenses as a percentage of net sales, partially offset by our improvement in gross margin, both of which are discussed above. Our U.S. income from operations, excluding reorganization costs and special items, as a percentage of net sales decreased to 1.0% in 2001 from 1.5% in 2000. Our European income from operations, excluding reorganization costs and special items, as a percentage of net sales decreased to 0.4% in 2001 from 0.7% in 2000. Our Other International, income from operations, excluding reorganization costs and special items, as a percentage of net sales decreased to less than 0.1% in 2001 from 0.5% in 2000.

     Other expense (income) consisted primarily of interest, foreign currency exchange losses, losses on sales of receivables under our ongoing accounts receivable facilities, and other non-operating gains and losses. In 2001, we recorded $77.0 million of net other expense, or 0.3% as a percentage of net sales, compared to net other income of $9.1 million in 2000, or less than 0.1% as a percentage of net sales. The income in 2000 primarily resulted from our sale of approximately 15% of our original holdings of Softbank common stock for a pre-tax gain of approximately $111.5 million, net of related costs. No such transaction occurred in 2001. Excluding the gain realized on the sale of Softbank common stock, our net other expense in 2001 decreased by $25.4 million or 24.8% compared to 2000. The decrease in net other expense was attributable to lower interest rates in the first half of the year and lower average borrowings, including off-balance sheet debt resulting from utilization of our accounts receivable facilities, in 2001 compared to 2000. The decrease in our average borrowings outstanding compared to the prior period primarily reflects our continued focus on managing working capital as well as the overall lower volume of business.

     Our provision for income taxes decreased 95.3% to $6.6 million in 2001 from $138.8 million in 2000, reflecting the 95.6% decrease in our income before income taxes and extraordinary item. Our effective tax rate was 41.3% in 2001 compared to 38.3% in 2000. The increase in the 2001 effective tax rate was primarily attributable to the change in the proportion of income earned within the various taxing jurisdictions and/or tax rates applicable to such taxing jurisdictions.

     In 2001, we repurchased more than 99% of our outstanding convertible debentures with a total carrying value of $220.8 million for $225.0 million in cash, resulting in an extraordinary loss of $2.6 million, net of tax benefits of $1.6 million. In 2000, we repurchased convertible debentures with carrying values of $235.2 million for $231.3 million in cash, resulting in an extraordinary gain of $2.4 million, net of taxes of $1.5 million.

Year Ended December 30, 2000 Compared to Year Ended January 1, 2000

     Our consolidated net sales increased 9.4% to $30.7 billion in 2000 from $28.1 billion in 1999. The increase in worldwide net sales was primarily attributable to growth in overall demand for technology products, the addition of new customers, increased sales to our existing customer base, and expansion of our product and service offerings.

     Net sales from our U.S. operations increased 9.7% to $18.5 billion in 2000 from $16.8 billion in 1999 primarily due to growth in demand for technology products and expansion of our product and service offerings. The sales growth in our U.S. operations, however, was moderated, especially in the second quarter of 2000, compared to historical sales growth primarily due to pricing policy changes we implemented in the same quarter and our decision to eliminate certain vendor programs. Both decisions were geared towards the improvement of our gross margin. In addition, towards the end of 2000, the demand for IT products and services softened in the U.S. consistent with the slowing of the U.S. economy. This softness in U.S. sales continued throughout 2001 and may continue and/or worsen for the next several quarters. Net sales from our European operations grew approximately 16.1% in local currencies in 2000, but when converted to U.S. dollars, our net sales only increased by 1.7% to $7.5 billion in 2000 from $7.3 billion in 1999 as a result of weaker European currencies compared to the U.S. dollar. The sales growth, in local currency, reflects overall growth in our European operations. For our Other International operations, net sales increased 22.5% to $4.8 billion in 2000 from $3.9 billion in 1999 primarily due to the growth in our Asia-Pacific and Latin American operations. Our Canadian operations, however, experienced only moderate sales growth in 2000 as compared to the Asia-Pacific and Latin American operations, primarily due to the overall softness in demand for technology products and services in the Canadian market in the first half of the year, and lower than anticipated purchases by the Canadian government in the first quarter of 2000. The Canadian government purchases are generally strong in the first quarter of each year as this coincides with the Canadian government’s fiscal year-end.

Management’s Discussion and Analysis (continued)

     Gross margin increased to 5.1% in 2000 from 4.8% in 1999. The improvement in the gross margin was primarily due to pricing policy changes we initiated during the second quarter of 2000 to more appropriately reflect the value and related costs of services we provide to our customers, partially offset by the impact of changes in vendor terms and conditions including, but not limited to, significant reductions in vendor rebates and incentives, tighter restrictions on our ability to return inventory to vendors, and reduced time periods qualifying for price protection. We have implemented and continue to refine changes to our pricing strategies, inventory management processes, and administration of vendor subsidized programs. In addition, we continue to change certain of the terms and conditions offered to our customers to reflect those being imposed by our vendors.

     Total SG&A expenses increased 7.8% to $1.2 billion in 2000 from $1.1 billion in 1999, but decreased as a percentage of net sales to 3.9% in 2000 from 4.0% in 1999. The increase in SG&A spending was attributable to increased expenses required to support the growth of our business. Expenses related to expansion consist of incremental personnel and support costs, lease expenses related to new operating facilities, and the expenses associated with the development and maintenance of information systems. The overall decrease in SG&A expenses as a percentage of net sales is attributable to economies of scale from greater sales volume, and continued cost-control measures. As noted above, demand for IT products and services in the U.S. has recently softened, which may lead to tempered and/or negative sales growth in the U.S. for the next several quarters and a resulting increase in SG&A expenses as a percentage of net sales in the near term. We continue to pursue and implement process improvements and organizational changes to create sustainable cost reductions without sacrificing customer service over the long-term.

     In 1999, we recorded a charge of $20.3 million related to reorganization efforts primarily in our U.S. and European operations. We did not incur any reorganization charges in 2000.

     Income from operations, excluding reorganization costs, increased as a percentage of net sales to 1.2% in 2000 from 0.8% in 1999. The increase in our income from operations, excluding reorganization costs, as a percentage of net sales is primarily due to the increase in gross margin as described above. Our U.S. income from operations, excluding reorganization costs, as a percentage of net sales increased to 1.5% in 2000 from 0.9% in 1999, primarily as a result of gross margin improvements. Our European income from operations, excluding reorganization costs, as a percentage of net sales increased to 0.7% in 2000 compared to 0.3% in 1999 also as a result of gross margin improvements. Our Other International income from operations, excluding reorganization costs, as a percentage of net sales decreased to 0.5% in 2000 from 1.0% in 1999. The decrease in income from operations as a percentage of net sales for our Other International was primarily related to our Asia-Pacific operations, which experienced a loss from operations as we continue to invest in infrastructure and refine our business processes in this developing market.

     Other expense (income) consisted primarily of interest, foreign currency exchange losses, gains on sales of available-for-sale securities, and losses on sales of receivables under our accounts receivable facilities. In 2000, we recorded net other income of $9.1 million, compared to $90.5 million in 1999. The decrease in other income is primarily attributable to the lower gain realized on the sale of Softbank common stock in 2000 compared to 1999. In December 1999, we sold approximately 35% of our original investment in Softbank common stock for a pre-tax gain of approximately $201.3 million, net of related costs. In January 2000, we sold an additional approximately 15% of our original holdings in Softbank common stock for a pre-tax gain of approximately $111.5 million, net of related costs. Excluding the gains realized on the sales of Softbank common stock, our net other expense was $102.4 million in 2000 compared to $110.8 million in 1999. The decrease in net other expense was related to reduced borrowing costs, due to the decrease in the average borrowings outstanding in 2000 compared to 1999 resulting from improved working capital management, the use of proceeds received from the sale of Softbank common stock in December 1999 and January 2000 to reduce existing indebtedness, partially offset by an increase in interest rates for the same period.

     Our provision for income taxes increased 25.2% to $138.8 million in 2000 from $110.9 million in 1999, reflecting the 24.8% increase in our income before income taxes and extraordinary item. Our effective tax rate remained relatively consistent at 38.3% in 2000 compared to 38.2% in 1999.

     In 2000 and 1999, we repurchased convertible debentures with a total carrying value of $235.2 million and $56.5 million, respectively, as of their repurchase dates for approximately $231.3 million and $50.3 million in cash, respectively. Our convertible debenture repurchases resulted in an extraordinary gain of $2.4 million and $3.8 million in 2000 and 1999, respectively, net of $1.5 million and $2.4 million in income taxes, respectively.

Management’s Discussion and Analysis (continued)

Quarterly Data; Seasonality

     Our quarterly operating results have fluctuated significantly in the past and will likely continue to do so in the future as a result of:
•	seasonal variations in the demand for our products and services such as demand in Europe during the summer months, increased Canadian government purchasing in the first quarter, and worldwide pre-holiday stocking in the retail channel during the September-to-November period;

•	competitive conditions in our industry, which may impact the prices charged by our suppliers and/or competitors and the prices we charge our customers;

•	variations in our levels of excess inventory and doubtful accounts, and changes in the terms of vendor-sponsored programs such as price protection and return rights;

•	changes in the level of our operating expenses;

•	the impact of acquisitions we may make;

•	the impact of and possible disruption caused by reorganization efforts;

•	the introduction by us or our competitors of new products and services offering improved features and functionality;

•	the loss or consolidation of one or more of our significant suppliers or customers;

•	product supply constraints;

•	interest rate fluctuations, which may increase our borrowing costs, and may influence the willingness of customers and end-users to purchase products and services;

•	currency fluctuations in countries in which we operate; and

•	general economic conditions.

Given the general slowdown in the global economy and specifically the demand for IT products and services, these historical variations may not be indicative of future trends in the near term. Our narrow operating margins may magnify the impact of the foregoing factors on our operating results.

     The following table sets forth certain unaudited quarterly historical financial data for each of the eight quarters in the period ended December 29, 2001. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in our opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the selected quarterly information. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report to Shareowners. The operating results for any quarter shown are not necessarily indicative of results for any future period.

					Income		Diluted
				Income	(Loss)		Earnings	Diluted
			Income	(Loss)	before		(Loss)	Earnings
			(Loss)	before	Extra-	Net	Per Share	(Loss)
	Net	Gross	from	Income	ordinary	Income	before Extra-	Per
	Sales	Profit	Operations	Taxes	Item	(Loss)	ordinary Item	Share

	(in millions, except per share data)
Fiscal Year Ended December 29, 2001
Thirteen Weeks Ended(1) (2):
March 31, 2001	$7,193.5	$384.2	$70.5	$43.0	$26.4	$26.4	$0.18	$0.18
June 30, 2001	6,017.3	315.6	4.8	(14.7)	(9.4)	(12.0)	(0.06)	(0.08)
September 29, 2001	5,833.4	307.6	(5.7)	(22.1)	(13.3)	(13.3)	(0.09)	(0.09)
December 29, 2001	6,142.7	322.5	23.3	9.7	5.6	5.6	0.04	0.04
Fiscal Year Ended December 30, 2000
Thirteen Weeks Ended(3):
April 1, 2000	$7,796.3	$366.2	$70.5	$152.0	$94.0	$96.1	$0.64	$0.65
July 1, 2000	7,295.0	361.5	76.4	53.5	33.1	33.3	0.22	0.22
September 30, 2000	7,558.7	387.9	87.2	62.9	38.8	38.9	0.26	0.26
December 30, 2000	8,065.1	440.7	119.3	94.1	57.9	57.9	0.39	0.39

(1)	Reflects charges related to reorganization plans initiated to streamline operations and reorganize resources. Quarterly charges in 2001 were recorded as follows: second quarter, $19.1 million; third quarter, $11.7 million; fourth quarter, $10.6 million.

(2)	Reflects special items of $22.9 million in 2001 for the write-off of capitalized software ($10.2 million) and charges to reserve fully for outstanding insurance claims with an insolvent insurer ($9.2 million) in the third quarter, and an impairment charge on an investment in an internet-related company ($3.5 million) in the fourth quarter.

(3)	For the quarter ended April 1, 2000, income before income taxes included a pre-tax gain of approximately $111.5 million, net of related costs, realized from the sale of Softbank common stock.

Management’s Discussion and Analysis (continued)

     Our net sales in the fourth quarter of each fiscal year have generally been higher than those in the other three quarters in the same fiscal year. However, in 2001, our first quarter sales were higher than our fourth quarter sales because of the sluggish demand for technology products and services which worsened after the first quarter of 2001. The general trend of higher fourth quarter net sales is attributable to calendar year-end business purchases and holiday period purchases made by customers.

Liquidity and Capital Resources

Cash Flows

     We have financed our growth and cash needs largely through income from operations, borrowings, sales of accounts receivable through established accounts receivable facilities, trade and supplier credit, the sale of convertible debentures in June 1998 and senior subordinated notes in August 2001, and the sale of Softbank common stock in December 1999 and January 2000 (see Notes 2 and 8 to consolidated financial statements).

     One of our ongoing objectives is to improve the use of working capital and put assets to work through increasing inventory turns and steady management of vendor payables and customer receivables. In this regard and in combination with the lower volume of business, we reduced our overall debt level in 2001, thereby lowering our overall debt-to-capitalization ratio, including off-balance sheet debt related to our accounts receivable financing programs, to 26.7% at December 29, 2001 compared to 43.7% and 45.0% at December 30, 2000 and January 1, 2000, respectively. Although we have realized significant improvements in working capital management and debt reduction and we continue to strive for further improvements, no assurance can be made that we will be able to maintain our current debt levels. The following is a detailed discussion of our cash flows for 2001, 2000 and 1999.

     Net cash provided by operating activities was $286.7 million, $839.1 million, and $586.4 million in 2001, 2000 and 1999, respectively. The significant decrease in cash provided by our operating activities was primarily attributable to the reduction in the amounts sold to and held by third parties under our accounts receivable programs and the decrease in net income, partially offset by a greater decrease in other working capital items primarily resulting from our continued focus on managing working capital and the overall lower volume of business. The increase in cash provided by operating activities in 2000 compared to 1999 was primarily attributable to higher net income and an increase in the amount of accounts receivable sold to and held by third parties under our accounts receivable facilities, offset by a decrease in trade creditor financing of product inventory.

     Net cash used by investing activities was $70.3 million, $19.5 million, and $138.4 million in 2001, 2000, and 1999, respectively. The net cash used by investing activities in 2001 was primarily due to capital expenditures of approximately $86.4 million, partially offset by cash proceeds from the sale of property and equipment of approximately $20.3 million. In 2000, we used approximately $146.1 million in cash for capital expenditures, which was partially offset by the proceeds from the sale of Softbank common stock totaling approximately $119.2 million. In 1999, we used approximately $241.9 million in cash for acquisitions, net of cash acquired, and $135.3 million for capital expenditures, which were partially offset by the proceeds from the sale of Softbank common stock totaling approximately $230.1 million.

     Net cash used by financing activities was $78.3 million, $805.3 million, and $427.3 million in 2001, 2000, and 1999, respectively. Net cash used by financing activities in 2001 primarily resulted from the repurchase of convertible debentures for $225.0 million and net repayments of our revolving credit and other debt facilities. This was primarily enabled through cash provided by operations, continued focus on working capital management and the reduction in net revenues, as well as by the proceeds from our issuance of senior subordinated notes of $195.1 million. Net cash used by financing activities in 2000 was primarily due to the repurchase of the convertible debentures of $231.3 million and the net repayment of borrowings under the revolving credit facilities and other debt facilities through the use of cash provided by operations and the continued focus on working capital management, as well as the proceeds received from the sale of Softbank common stock in 2000. Net cash used by financing activities in 1999 was primarily due to the repurchase of the convertible debentures of $50.3 million and the net repayment of borrowings under the revolving credit facilities through the use of the proceeds received from the sale of Softbank common stock in 1999, as well as the continued focus on working capital management.

Acquisitions

     In December 2001, we concluded a business combination involving certain assets and liabilities of our former subdistributor in the People’s Republic of China, which was accounted for in accordance with FAS 141. In addition, during September 2001, we acquired certain assets of an IT distribution business in the United Kingdom. The purchase price for these transactions aggregated $15.9 million in cash and was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the transaction dates, resulting in the recording of approximately $105.4 million of goodwill. These transactions had no significant impact on our consolidated results of operations.

Management’s Discussion and Analysis (continued)

Capital Resources

     Our cash and cash equivalents totaled $273.1 million and $150.6 million at December 29, 2001 and December 30, 2000, respectively.

     In March 2000, we entered into a revolving five-year accounts receivable securitization program in the U.S., which provides for the issuance of up to $700 million in commercial paper. In connection with this program most of our U.S. trade accounts receivable are transferred without recourse to a trust, in exchange for a beneficial interest in the total pool of trade receivables. The trust has issued fixed-rate, medium-term certificates and has the ability to support a commercial paper program through the issuance of undivided interests in the pool of trade receivables to third parties. Sales of undivided interests to third parties under this program result in a reduction of total accounts receivable in our consolidated balance sheet. The excess of the trade accounts receivable transferred over amounts sold to and held by third parties at any one point in time represents our retained interest in the transferred accounts receivable (“securitized receivables”) and is shown in our consolidated balance sheet as a separate caption under accounts receivable. Retained interests are carried at their fair market value, estimated as the net realizable value, which considers the relatively short liquidation period and includes an estimated provision for credit losses. At December 29, 2001 and December 30, 2000, the amount of undivided interests sold to and held by third parties under this U.S. program totaled $80.0 million and $700.0 million, respectively.

     We also have certain other revolving facilities relating to accounts receivable in Europe and Canada which provide up to approximately $248 million of additional financing capacity. Under these programs, approximately $142.3 million and $210.2 million of trade accounts receivable were sold to and held by third parties at December 29, 2001 and December 30, 2000, respectively, resulting in a further reduction of trade accounts receivable in our consolidated balance sheet.

     The aggregate amount of trade accounts receivable sold to and held by third parties under the U.S., Europe and Canada programs, or off-balance sheet debt, as of December 29, 2001 and December 30, 2000 totaled approximately $222.3 million and $910.2 million, respectively. This decrease reflects our lower financing needs as a result of our lower volume of business and improvements in working capital management. The decrease in amounts sold to and held by third parties generally results in an increase in our retained interests in securitized receivables. We believe that available funding under our accounts receivable financing programs provides us increased flexibility to make incremental investments in strategic growth initiatives and to manage working capital requirements, and that there are sufficient trade accounts receivable to support the U.S., European and Canadian accounts receivable financing programs.

     As is customary in trade accounts receivable securitization arrangements, credit ratings downgrading the third party issuer of commercial paper or a back-up liquidity provider (which provides a source of funding if the commercial paper market cannot be accessed) could result in an adverse change or loss of our financing capacity under these programs if the commercial paper issuer and/or liquidity back-up provider is not replaced. Loss of such financing capacity could have a material adverse effect on our financial condition and results of operations. However, based on our assessment of the duration of these programs, the history and strength of the financial partners involved, other historical data, and the remoteness of such contingencies, we believe it is unlikely that any of these risks will occur.

     On August 16, 2001, we sold $200.0 million of 9.875% senior subordinated notes due 2008 at an issue price of 99.382%, resulting in net cash proceeds of approximately $195.1 million, net of issuance costs of approximately $3.7 million. Under the terms of these notes, we are required to comply with certain restrictive covenants, including restrictions on the incurrence of additional indebtedness, the amount of dividends we can pay and the amount of capital stock we can repurchase (see Note 7 to consolidated financial statements for further discussion on the terms for redemption).

     On August 16, 2001, we also entered into interest rate swap agreements with two financial institutions, the effect of which was to swap our fixed rate obligation on our senior subordinated notes for a floating rate obligation based on 90-day LIBOR plus 4.260%. All other financial terms of the interest rate swap agreement are identical to those of the senior subordinated notes, except for the quarterly payments of interest, which will be on November 15, February 15, May 15 and August 15 in each year, commencing on November 15, 2001 and ending on the termination date of the swap agreement. These interest rate swap arrangements contain ratings conditions requiring more frequent posting of collateral and at minimum increments if our ratings decline to certain set levels (for example, the ratings condition is triggered if our S&P ratings decline to “B” or below or our Moody’s ratings decline to “B2” or below). At December 29, 2001, the marked-to-market value of the interest rate swap amounted to $6.1 million, which is recorded in other assets with an offsetting adjustment to the hedged debt, bringing the total carrying value of the senior subordinated notes to $204.9 million.

Management’s Discussion and Analysis (continued)

     We and our subsidiaries outside the U.S. also have various lines of credit, commercial paper, short-term overdraft facilities and other senior credit facilities with various financial institutions worldwide, which provide for borrowing capacity aggregating approximately $585 million and $750 million at December 29, 2001 and December 30, 2000, respectively. Most of these arrangements are on an uncommitted basis and are reviewed periodically for renewal. At December 29, 2001 and December 30, 2000, we had borrowings of $250.8 million and $250.1 million, respectively, outstanding under these facilities.

     We have a revolving senior credit facility with a bank syndicate providing an aggregate credit availability of $500 million. Under this senior credit facility, we are required to comply with certain financial covenants, including minimum tangible net worth, restrictions on funded debt and interest coverage. This senior credit facility also restricts the amount of dividends we can pay as well as the amount of common stock that we can repurchase annually. This senior credit facility expires in October 2002. At December 29, 2001 and December 30, 2000, we had approximately $2.0 million, for both years, in outstanding borrowings under this credit facility. At December 30, 2000, we also had $73.5 million outstanding under credit facilities that have since expired. We continue to evaluate our long-range financing requirements including other alternatives to these senior credit facilities; however, we cannot assure you that we will be able to raise capital on terms acceptable to us to replace the full amount of these expiring credit facilities.

     On June 9, 1998, we sold $1.3 billion aggregate principal amount at maturity of our zero coupon convertible senior debentures due 2018. Gross proceeds from the offering were $460.4 million, which represented a yield to maturity of 5.375% per annum. In 2000, we repurchased convertible debentures with carrying values of $235.2 million for $231.3 million in cash, resulting in an extraordinary gain of $2.4 million, net of taxes of $1.5 million. In 2001, we repurchased more than 99% of the remaining outstanding convertible debentures with a total carrying value of $220.8 million for $225.0 million in cash, resulting in an extraordinary loss of $2.6 million, net of tax benefits of $1.6 million. At December 29, 2001, our remaining convertible debentures had an outstanding balance of $0.4 million and were convertible into approximately 5,000 shares of our Class A Common Stock.

     We are in compliance with all covenants or other requirements set forth in our accounts receivable financing programs and credit agreements discussed above. The following summarizes our financing capacity and contractual obligations at December 29, 2001 (in millions), and the effect scheduled payments on such obligations are expected to have on our liquidity and cash flows in future periods.

			Payments Due by Period

		Balance	Less Than	1 - 3	After
Significant Contractual Obligations	Capacity	Outstanding	1 Year	Years	3 Years

Overdraft and others	$585.0	$250.8	$250.8	$—	$—
Revolving credit	500.0	2.0	2.0	—	—
Convertible debentures	0.4	0.4	—	0.4	—
Senior subordinated notes	204.9	204.9	—	—	204.9
Accounts receivable financing programs(1)	973.0	222.3	—	167.3	55.0
Noncancelable operating leases(2)		533.6	76.1	178.5	279.0

Total	$2,263.3	$1,214.0	$328.9	$346.2	$538.9

(1)	Payments due by period were classified based on the maturity dates of the related financing programs.

(2)	The Company leases the majority of its facilities and certain equipment under noncancelable operating leases. Renewal and purchase options at fair values exist for a substantial portion of the leases. Amounts represent future minimum rental commitments on operating leases that have remaining noncancelable lease terms in excess of one year.

Management’s Discussion and Analysis (continued)

     Proceeds from stock option exercises provide us an additional source of cash. In 2001, 2000, and 1999, cash proceeds from the exercise of stock options totaled $19.9 million, $10.4 million and $7.4 million, respectively.

     In spite of the tightening of terms and availability of credit to business in general, we believe that our existing sources of liquidity, including cash resources and cash provided by operating activities, supplemented as necessary with funds available under our credit arrangements, will provide sufficient resources to meet our present and future working capital and cash requirements for at least the next twelve months.

     As discussed in Note 8 to consolidated financial statements, we have recorded deferred tax liabilities totaling $118.2 million in 2001 and 2000 associated with realized gains on available-for-sale securities relating to our sales of Softbank common stock. We cannot currently determine when this matter will be finally resolved with the taxing authorities or if taxes will ultimately be paid. However, we believe that we will be able to fund any such taxes with our available sources of liquidity.

Capital Expenditures

     We presently expect to spend approximately $100 million to $120 million in fiscal 2002 for capital expenditures.

Transactions with Related Parties

     We have loans receivable from certain of our executives and associates. These loans, ranging up to $0.5 million, have interest rates ranging from 0.0% to 6.75% per annum and are payable from 15 days to five years. At December 29, 2001 and December 30, 2000, our loan receivable balance was $1.6 million and $1.8 million, respectively.

New Accounting Standards

     Refer to Note 2 to consolidated financial statements for the discussion of new accounting standards.

Market Risk

     We are exposed to the impact of foreign currency fluctuations and interest rate changes due to our international sales and global funding. In the normal course of business, we employ established policies and procedures to manage our exposure to fluctuations in the value of foreign currencies and interest rates using a variety of financial instruments. It is our policy to utilize financial instruments to reduce risks where internal netting cannot be effectively employed. It is our policy not to enter into foreign currency or interest rate transactions for speculative purposes.

     In addition to product sales and costs, we have foreign currency risk related to debt that is denominated in currencies other than the dollar. Our foreign currency risk management objective is to protect our earnings and cash flows resulting from sales, purchases and other transactions from the adverse impact of exchange rate movements. Foreign exchange risk is managed by using forward and option contracts to offset exchange risk associated with receivables and payables. By policy, we maintain hedge coverage between minimum and maximum percentages. Currency interest rate swaps are used to hedge foreign currency denominated principal and interest payments related to intercompany and third-party loans. During 2001, hedged transactions were denominated primarily in euros, Canadian dollars, Australian dollars, Danish krone, Swedish krona, Swiss francs, Norwegian kroner, Indian rupees and Mexican pesos.

     We are exposed to changes in interest rates primarily as a result of our long-term debt used to maintain liquidity and finance inventory, capital expenditures and business expansion. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve our objectives we use a combination of fixed- and variable-rate debt and interest rate swaps. As of December 29, 2001 and December 30, 2000, approximately 45% and 40%, respectively, of our outstanding debt had fixed interest rates. We, however, entered into interest rate swap agreements with two financial institutions in August 2001, the effect of which was to swap our fixed rate obligation on our senior subordinated notes for a floating rate obligation based on 90-day LIBOR plus 4.260%.

Market Risk Management

     Foreign exchange and interest rate risk and related derivatives use are monitored using a variety of techniques including a review of market value, sensitivity analysis and Value-at-Risk (“VaR”). The VaR model determines the maximum potential loss in the fair value of market-sensitive financial instruments assuming a one-day holding period. The VaR model estimates were made assuming normal market conditions and a 95% confidence level. There are various modeling techniques that can be used in the VaR computation. Our computations are based on interrelationships between currencies and interest rates (a “variance/co-variance” technique). These interrelationships were determined by observing foreign currency market changes and interest rate changes over the preceding 90 days. The value of foreign currency options does not change on a one-to-one basis with changes in the underlying currency rate. The potential loss in option value was adjusted for the estimated sensitivity (the “delta” and “gamma”) to changes in the underlying currency rate. The model includes all of our forwards, options, cross-currency swaps and nonfunctional currency denominated debt (i.e., our market-sensitive derivative and other financial instruments as defined by the SEC). The accounts receivable and accounts payable denominated in foreign currencies, which certain of these instruments are intended to hedge, were excluded from the model.

Management’s Discussion and Analysis (continued)

     The VaR model is a risk analysis tool and does not purport to represent actual losses in fair value that will be incurred by us, nor does it consider the potential effect of favorable changes in market rates. It also does not represent the maximum possible loss that may occur. Actual future gains and losses will likely differ from those estimated because of changes or differences in market rates and interrelationships, hedging instruments and hedge percentages, timing and other factors.

     The following table sets forth the estimated maximum potential one-day loss in fair value, calculated using the VaR model (in millions). The decrease in VaR from interest rate sensitive financial instruments reflects a change in the composition of our portfolio from December 31, 2000 to December 29, 2001. We believe that the hypothetical loss in fair value of our derivatives would be offset by gains in the value of the underlying transactions being hedged.

	Interest Rate	Currency Sensitive
	Sensitive Financial	Financial	Combined
	Instruments	Instruments	Portfolio

VaR as of December 29, 2001	$6.3	$0.2	$6.1
VaR as of December 30, 2000	11.7	0.1	10.2

Euro Conversion

     On January 1, 1999, twelve of the 15 member countries of the European Union adopted the euro as their common legal currency. As of December 29, 2001, we had fully converted all systems and processes in the nine euro-zone countries where we have operations. No material adverse effect on our financial position or results of operations has arisen as a result of the conversions and costs associated with the euro conversion were not material. Since the implementation of the euro, we have experienced improved efficiencies in our cash management program in Europe as all intracompany transactions within participating countries are conducted in euros.

Cautionary Statements for Purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

     The matters in this Annual Report that are forward-looking statements are based on our current expectations that involve certain risks, including, without limitation: intense competition in the U.S., Europe and Other International; the severe downturn in economic conditions (particularly purchases of technology products) may continue or worsen; future terrorist or military actions; continued pricing and margin pressures; failure to adjust costs in a timely fashion in response to a sudden decrease in demand; the potential for declines in inventory values and continued restrictive vendor terms and conditions; the potential decline as well as seasonal variations in demand for our products and services; unavailability of adequate capital; inability to manage future adverse industry trends; failure of information systems; significant credit loss resulting from significant credit exposure to reseller customers and negative trends in their businesses; interest rate and foreign currency fluctuations; adverse impact of governmental controls and political or economic instability on foreign operations; changes in local, regional, and global economic conditions and practices; dependency on key individuals and inability to retain personnel; product supply shortages; the potential termination of a supply agreement with a major supplier; difficulties and risks associated with integrating operations and personnel in acquisitions; disruption due to reorganization activities; rapid product improvement and technological change and resulting obsolescence risks; and dependency on independent shipping companies.

     We have instituted in the past and continue to institute changes to our strategies, operations and processes to address these risk factors and to mitigate their impact on our results of operations and financial position. However, no assurances can be given that we will be successful in these efforts. For a further discussion of these and other significant factors to consider in connection with forward-looking statements concerning us, reference is made to Exhibit 99.01 of our Annual Report on Form 10-K for the fiscal year ended December 29, 2001; other risks or uncertainties may be detailed from time to time in our future SEC filings.

INGRAM MICRO INC.
CONSOLIDATED BALANCE SHEET
(Dollars in 000s, except per share data)

	Fiscal Year End

	2001	2000

ASSETS
Current assets:
Cash and cash equivalents	$273,059	$150,560
Investment in available-for-sale securities	24,031	52,897
Accounts receivable:
Trade accounts receivable	1,760,581	1,945,496
Retained interest in securitized receivables	537,376	407,176

Total accounts receivable (less allowances of $79,927 and $96,994)	2,297,957	2,352,672
Inventories	1,623,628	2,919,117
Other current assets	238,171	294,838

Total current assets	4,456,846	5,770,084
Property and equipment, net	303,833	350,829
Goodwill, net	508,227	430,853
Other	33,101	57,216

Total assets	$5,302,007	$6,608,982

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,607,145	$3,725,080
Accrued expenses	279,669	350,111
Current maturities of long-term debt	252,803	42,774

Total current liabilities	3,139,617	4,117,965
Convertible debentures	405	220,035
Revolving credit facilities and other long-term debt	—	282,809
Senior subordinated notes	204,899	—
Deferred income taxes and other liabilities	89,788	113,781

Total liabilities	3,434,709	4,734,590

Commitments and contingencies (Note 10)
Stockholders’ equity:
Preferred Stock, $0.01 par value, 25,000,000 shares authorized; no shares issued and outstanding	—	—
Class A Common Stock, $0.01 par value, 500,000,000 shares authorized; 149,024,793 and 75,798,115 shares issued and outstanding in 2001 and 2000, respectively	1,490	758
Class B Common Stock, $0.01 par value, 135,000,000 shares authorized; 0 and 70,409,806 shares issued and outstanding in 2001 and 2000, respectively	—	704
Additional paid-in capital	691,958	664,840
Retained earnings	1,227,945	1,221,208
Accumulated other comprehensive loss	(53,416)	(11,936)
Unearned compensation	(679)	(1,182)

Total stockholders’ equity	1,867,298	1,874,392

Total liabilities and stockholders’ equity	$5,302,007	$6,608,982

See accompanying notes to these consolidated financial statements.

INGRAM MICRO INC.
CONSOLIDATED STATEMENT OF INCOME
(Dollars in 000s, except per share data)

	Fiscal Year

	2001	2000	1999

Net sales	$25,186,933	$30,715,149	$28,068,642
Cost of sales	23,857,034	29,158,851	26,732,479

Gross profit	1,329,899	1,556,298	1,336,163

Expenses:
Selling, general and administrative	1,172,665	1,202,861	1,115,854
Reorganization costs	41,411	—	20,305
Special items	22,893	—	—

	1,236,969	1,202,861	1,136,159

Income from operations	92,930	353,437	200,004

Other expense (income):
Interest income	(16,256)	(8,527)	(4,338)
Interest expense	55,624	88,726	101,691
Losses on sales of receivables	20,332	13,351	7,223
Gain on sale of available-for-sale securities	—	(111,458)	(201,318)
Other	17,295	8,836	6,253

	76,995	(9,072)	(90,489)

Income before income taxes and extraordinary item	15,935	362,509	290,493
Provision for income taxes	6,588	138,756	110,852

Income before extraordinary item	9,347	223,753	179,641
Extraordinary gain (loss) on repurchase of debentures, net of ($1,634), $1,469 and $2,405 in income taxes	(2,610)	2,420	3,778

Net income	$6,737	$226,173	$183,419

Basic earnings per share:
Income before extraordinary item	$0.06	$1.54	$1.25
Extraordinary gain (loss) on repurchase of debentures	(0.01)	0.01	0.03

Net income	$0.05	$1.55	$1.28

Diluted earnings per share:
Income before extraordinary item	$0.06	$1.51	$1.21
Extraordinary gain (loss) on repurchase of debentures	(0.02)	0.01	0.03

Net income	$0.04	$1.52	$1.24

See accompanying notes to these consolidated financial statements.

INGRAM MICRO INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Dollars in 000s)

					Accumulated
	Common Stock		Additional		Other
			Paid-in	Retained	Comprehensive	Unearned
	Class A	Class B	Capital	Earnings	Income (Loss)	Compensation	Total

January 2, 1999	$665	$743	$591,235	$811,616	$(4,914)	$(88)	$1,399,257
Noncash compensation charge related to stock options			1,978				1,978
Stock options exercised	17		7,387				7,404
Income tax benefit from exercise of stock options			13,428				13,428
Vesting of Redeemable Class B Common Stock		6	3,901				3,907
Conversion of Class B to Class A Common Stock	22	(22)					—
Grant of restricted Class A Common Stock	3		3,455			(3,458)	—
Issuance of Class A Common Stock related to Employee Stock Purchase Plan	5		12,534				12,539
Warrants issued			11,264				11,264
Amortization of unearned compensation						450	450
Comprehensive income				183,419	333,199		516,618

January 1, 2000	712	727	645,182	995,035	328,285	(3,096)	1,966,845
Noncash compensation charge related to stock options			1,493				1,493
Stock options exercised	16		10,381				10,397
Income tax benefit from exercise of stock options			2,671				2,671
Vesting of Redeemable Class B Common Stock		6	3,705				3,711
Conversion of Class B to Class A Common Stock	29	(29)					—
Forfeiture of restricted Class A Common Stock			(485)			192	(293)
Issuance of Class A Common Stock related to Employee Stock Purchase Plan	1		1,893				1,894
Amortization of unearned compensation						1,722	1,722
Comprehensive income (loss)				226,173	(340,221)		(114,048)

December 30, 2000	758	704	664,840	1,221,208	(11,936)	(1,182)	1,874,392
Stock options exercised	26		19,886				19,912
Income tax benefit from exercise of stock options			4,927				4,927
Conversion of Class B to Class A Common Stock	704	(704)					—
Grant of restricted Class A Common Stock	1		789			(790)	—
Issuance of Class A Common Stock related to Employee Stock Purchase Plan	1		1,516				1,517
Amortization of unearned compensation						1,293	1,293
Comprehensive income (loss)				6,737	(41,480)		(34,743)

December 29, 2001	$1,490	$—	$691,958	$1,227,945	$(53,416)	$(679)	$1,867,298

See accompanying notes to these consolidated financial statements.

INGRAM MICRO INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in 000s)

	Fiscal Year

	2001	2000	1999

Cash flows from operating activities:
Net income	$6,737	$226,173	$183,419
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	94,017	86,471	74,701
Amortization of goodwill	20,963	22,039	22,900
Noncash charges for write-off of property and equipment, software, and impairment of investment	21,504	—	—
Noncash charges for interest and compensation	6,993	23,145	28,870
Deferred income taxes	7,553	50,757	22,524
Pre-tax gain on sale of available-for-sale securities	—	(111,458)	(201,318)
Loss (gain) on repurchase of debentures (net of tax)	2,610	(2,420)	(3,778)
Changes in operating assets and liabilities, net of effects of acquisitions:
Changes in amounts sold under accounts receivable programs	(687,935)	647,600	162,588
Accounts receivable	643,836	(142,357)	(256,854)
Inventories	1,292,429	556,222	(307,940)
Other current assets	45,011	53,850	(101,127)
Accounts payable	(1,100,279)	(614,398)	899,574
Accrued expenses	(66,741)	43,453	62,877

Cash provided by operating activities	286,698	839,077	586,436

Cash flows from investing activities:
Purchase of property and equipment	(86,438)	(146,104)	(135,260)
Proceeds from sale of property and equipment	20,289	16,400	10,433
Acquisitions, net of cash acquired	(15,923)	(4,620)	(241,928)
Net proceeds from sale of available-for-sale securities	—	119,228	230,109
Other	11,764	(4,385)	(1,795)

Cash used by investing activities	(70,308)	(19,481)	(138,441)

Cash flows from financing activities:
Repurchase of Redeemable Class B Common Stock	(39)	(89)	(107)
Proceeds from exercise of stock options	19,912	10,397	7,404
Repurchase of debentures	(224,977)	(231,330)	(50,321)
Net proceeds from issuance of senior subordinated notes	195,084	—	—
Proceeds from (repayment of) debt	(36,201)	(156,232)	123,999
Net repayments under revolving credit facilities	(32,109)	(428,053)	(508,250)

Cash used by financing activities	(78,330)	(805,307)	(427,275)

Effect of exchange rate changes on cash	(15,561)	8,119	10,750

Increase in cash	122,499	22,408	31,470
Cash, beginning of year	150,560	128,152	96,682

Cash, end of year	$273,059	$150,560	$128,152

Supplemental disclosures of cash flow information:
Cash payments during the year:
Interest	$47,246	$72,953	$72,343
Income taxes	43,858	40,438	96,682
Noncash investing activities during the year:
Assets acquired in exchange for liabilities assumed	157,700	—	—
Equity incentive plan stock issuance	790	—	3,458

See accompanying notes to these consolidated financial statements.

Notes to Consolidated Financial Statements
(Dollars in 000s, except per share data)

Note 1 — Organization and Basis of Presentation

     Ingram Micro Inc. (“Ingram Micro”) is primarily engaged, directly and through its wholly- and majority-owned subsidiaries, in distribution of information technology products and services worldwide. Ingram Micro operates in the United States, Europe, Canada, Latin America and Asia-Pacific.

Note 2 — Significant Accounting Policies

Basis of Consolidation

     The consolidated financial statements include the accounts of Ingram Micro and its subsidiaries (collectively referred to herein as the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year

     The fiscal year of the Company is a 52- or 53-week period ending on the Saturday nearest to December 31. All references herein to “2001,” “2000,” and “1999” represent the 52-week fiscal years ended December 29, 2001, December 30, 2000, and January 1, 2000, respectively.

Use of Estimates

     Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the financial statement date, and reported amounts of revenue and expenses during the reporting period. Significant estimates primarily relate to realizable value of accounts receivable; vendor programs; inventories; long-lived assets, goodwill, and intangible assets; income taxes; and commitments and contingencies. Actual results could differ from these estimates.

Revenue Recognition

     In December 1999, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 101 (“SAB 101”). SAB 101 summarizes the SEC’s views in applying generally accepted accounting principles to revenue recognition. The adoption of SAB 101 had no material impact on the Company’s financial position or results of operations.

     Revenue on products shipped is recognized when the risks and rights of ownership are substantially passed to the customer. Service revenues are recognized upon delivery of the services. Service revenues have represented less than 10% of total net sales for 2001, 2000 and 1999. The Company, under specific conditions, permits its customers to return or exchange products. The provision for estimated sales returns is recorded concurrently with the recognition of revenue.

Vendor Programs

     Funds received from vendors for price protection, product rebates, marketing and training, and promotion programs are generally recorded, net of direct costs, as adjustments to product costs, revenue or selling, general and administrative expenses according to the nature of the program.

     The Company generated approximately 39% of its net sales in fiscal 2001, 42% in 2000, and 39% in 1999 from products purchased from three vendors.

Warranties

     The Company’s suppliers generally warrant the products distributed by the Company and allow returns of defective products, including those that have been returned to the Company by its customers. The Company does not independently warrant the products it distributes; however, the Company does warrant the following: (1) its services with regard to products that it configures for its customers, and (2) products that it builds to order from components purchased from other sources. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience. Warranty expense is not material to the Company’s consolidated statement of income.

Notes to Consolidated Financial Statements
 (Dollars in 000s, except per share data)

Foreign Currency Translation and Remeasurement

     Financial statements of foreign subsidiaries, for which the functional currency is the local currency, are translated into United States (“U.S.”) dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for statement of income items. Translation adjustments are recorded in accumulated other comprehensive income, a component of stockholders’ equity. The functional currency of the Company’s subsidiaries in Latin America and certain countries within the Company’s Asia-Pacific operations is the U.S. dollar; accordingly, the monetary assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues, expenses, gains or losses are translated at the average exchange rate for the period, and nonmonetary assets and liabilities are translated at historical rates. The resultant remeasurement gains and losses of these subsidiaries are recognized in the consolidated statement of income. Gains and losses from foreign currency transactions are included in the consolidated statement of income. Included in other expenses was $5,204, $3,322 and $2,583 in 2001, 2000, and 1999, respectively, which represented net foreign exchange losses resulting from remeasurement and foreign exchange transactions.

Fair Value of Financial Instruments

     The carrying amounts of cash, accounts receivable, accounts payable and other accrued expenses approximate fair value because of the short maturity of these items. The carrying amounts of outstanding debt issued pursuant to bank credit agreements approximate fair value because interest rates over the relative term of these instruments approximate current market interest rates. At December 29, 2001, the Senior Subordinated Notes’ carrying value of $204,899 approximates its fair market value. The estimated fair value of the Zero Coupon Convertible Senior Debentures including original issue discount was $405 and $219,323 at December 29, 2001 and December 30, 2000, respectively, based upon quoted market prices. The carrying value at December 29, 2001 and at December 30, 2000 was $405 and $220,035, respectively.

Cash and cash equivalents

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Book overdrafts of $162,286 and $184,945 as of December 29, 2001 and December 30, 2000, respectively, are included in accounts payable.

Inventories

     Inventories are stated at the lower of average cost or market.

Long-Lived and Intangible Assets

     The Company assesses potential impairments to its long-lived and intangible assets when there is evidence that events or changes in circumstances have made recovery of the asset’s carrying value unlikely. An impairment loss would be recognized when the sum of the expected, undiscounted future net cash flows is less than the carrying amount of the asset. The amount of an impairment loss would be recognized as the excess of the asset’s carrying value over its fair value.

Property and Equipment

     Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives. The Company also capitalizes computer software costs that meet both the definition of internal-use software and defined criteria for capitalization in accordance with Statement of Position No. 98-1, “Accounting for the Cost of Computer Software Developed or Obtained for Internal Use.” Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life:

Buildings	40 years
Leasehold improvements	3-17 years
Distribution equipment	5-7 years
Computer equipment and software	2-8 years

     Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized.

Notes to Consolidated Financial Statements
 (Dollars in 000s, except per share data)

Goodwill

     Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in an acquisition accounted for using the purchase method, and is amortized on a straight-line basis over periods ranging from 10 to 30 years. Accumulated amortization was $97,523 at December 29, 2001 and $76,560 at December 30, 2000.

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

     In December 1998, the Company purchased 2,972,400 shares of common stock of SOFTBANK Corp. (“Softbank”), Japan’s largest distributor of software, peripherals and networking products, for approximately $50,262. During December 1999, the Company sold 1,040,400 shares or approximately 35% of its original investment in Softbank common stock for approximately $230,109 resulting in a pre-tax gain of approximately $201,318, net of related expenses. In January 2000, the Company sold an additional 445,800 shares or approximately 15% of its original holdings in Softbank common stock for approximately $119,228, net of expenses, resulting in a pre-tax gain of approximately $111,458. The realized gains, net of expenses, associated with the sales of Softbank common stock in January 2000 and December 1999 totaled $69,327 and $125,220, respectively, net of deferred taxes of $42,131 and $76,098, respectively (see Note 8). The Company used the net proceeds from the sales primarily to repay existing indebtedness. During April 2000, Softbank effected a 3 for 1 stock split. All Softbank share information has been adjusted to give retroactive effect to Softbank’s stock split.

     In connection with the December 1999 sale of Softbank common stock, the Company issued warrants to Softbank for the purchase of 1,500,000 shares of the Company’s Class A Common Stock with an exercise price of $13.25 per share, which approximated the market price of the Company’s common stock on the warrant issuance date. The warrants were exercisable immediately and have a five-year term. The estimated fair value of these warrants upon issuance was approximately $11,264 and was determined using the Black-Scholes option-pricing model using the following assumptions:

Risk-free interest rate	6.27%
Term of warrant	5 years
Expected stock volatility	55.4%

     The estimated fair value of the warrants has been included in other expenses in the Company’s consolidated statement of income for fiscal 1999.

     At December 29, 2001 and December 30, 2000, the unrealized holding gain (loss) associated with the Softbank common stock totaled ($672) and $16,965, respectively, net of $(428) and $10,801, respectively, in deferred income taxes.

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

Notes to Consolidated Financial Statements
 (Dollars in 000s, except per share data)

     Foreign exchange risk is managed by using forward and option contracts to hedge receivables and payables. Written foreign currency options are used to mitigate currency risk in conjunction with purchased options. Currency interest rate swaps are used to hedge foreign currency denominated principal and interest payments related to intercompany and third-party loans.

     Effective December 31, 2000, the Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) as amended by Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB No. 133.” The adoption of FAS 133 did not have a material impact on the Company’s consolidated financial position or results of operations. The Company’s derivative financial instruments under FAS 133 are discussed below.

     All derivatives are recorded in the Company’s consolidated balance sheet at fair value. The estimated fair value of derivative financial instruments represents the amount required to enter into similar offsetting contracts with similar remaining maturities based on quoted market prices. As disclosed in Note 7, the Company has an interest rate swap that is designated as a fair value hedge. Changes in the fair value of this derivative are recorded in current earnings and are offset by the like change in the fair value of the hedged debt instrument. Changes in the fair value of derivatives not designated as hedges are recorded in current earnings.

     Prior to the adoption of FAS 133, derivative financial instruments were accounted for on an accrual basis. Income and expense were recorded in the same category as that arising from the related asset or liability being hedged. Gains and losses resulting from effective hedges of existing assets, liabilities or firm commitments were deferred and recognized when the offsetting gains and losses were recognized on the related hedged items. Gains or losses on written foreign currency options were adjusted to market value at the end of each accounting period and were not material.

     The notional amount of forward exchange contracts and options is the amount of foreign currency bought or sold at maturity. The notional amount of interest rate swaps is the underlying principal amount used in determining the interest payments exchanged over the life of the swap. Notional amounts are indicative of the extent of the Company’s involvement in the various types and uses of derivative financial instruments and are not a measure of the Company’s exposure to credit or market risks through its use of derivatives.

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

     Derivative financial instruments comprise the following:

	2001		2000

	Notional	Estimated	Notional	Estimated
	Amounts	Fair Value	Amounts	Fair Value

Foreign exchange forward contracts	$1,049,323	$15,522	$1,141,702	$(11,799)
Purchased foreign currency options	2,545	39	14,333	111
Written foreign currency options	3,838	(1)	18,837	(72)
Interest rate swaps	200,000	6,070	110,000	11,775

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

Notes to Consolidated Financial Statements
 (Dollars in 000s, except per share data)

     The components of accumulated other comprehensive income (loss) are as follows:

	Foreign	Unrealized	Accumulated
	Currency	Gain (Loss) on	Other
	Translation	Available-for-	Comprehensive
	Adjustment	Sale Securities	Income (Loss)

Balance at January 2, 1999	$(11,580)	$6,666	$(4,914)
Change in foreign currency translation adjustment	(17,071)	—	(17,071)
Unrealized holding gain arising during the period	—	475,490	475,490
Reclassification adjustment for realized gain included in net income	—	(125,220)	(125,220)

Balance at January 1, 2000	(28,651)	356,936	328,285
Change in foreign currency translation adjustment	(250)	—	(250)
Unrealized holding loss arising during the period	—	(270,644)	(270,644)
Reclassification adjustment for realized gain included in net income	—	(69,327)	(69,327)

Balance at December 30, 2000	(28,901)	16,965	(11,936)
Change in foreign currency translation adjustment	(23,843)	—	(23,843)
Unrealized holding loss arising during the period	—	(17,637)	(17,637)

Balance at December 29, 2001	$(52,744)	$(672)	$(53,416)

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

Earnings Per Share

     The Company reports a dual presentation of Basic Earnings Per Share (“Basic EPS”) and Diluted Earnings Per Share (“Diluted EPS”). Basic EPS excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the reported period. Diluted EPS reflects the potential dilution that could occur if stock options and warrants, and other commitments to issue common stock were exercised using the treasury stock method or the if-converted method, where applicable.

     The computation of Basic EPS and Diluted EPS is as follows:

	2001	2000	1999

Income before extraordinary item	$9,347	$223,753	$179,641

Weighted average shares	147,511,408	145,213,882	143,404,207

Basic earnings per share before extraordinary item	$0.06	$1.54	$1.25

Weighted average shares including the dilutive effect of stock options and warrants (2,536,399; 3,427,109; and 4,380,505 for Fiscal 2001, 2000, and 1999, respectively)	150,047,807	148,640,991	147,784,712

Diluted earnings per share before extraordinary item	$0.06	$1.51	$1.21

Notes to Consolidated Financial Statements
 (Dollars in 000s, except per share data)

     At December 29, 2001, December 30, 2000, and January 1, 2000, there were $405, $220,035, and $440,943, respectively, in Zero Coupon Convertible Senior Debentures that were convertible into approximately 5,000; 3,051,000; and 6,428,000 shares of Class A Common Stock (see Note 7). These potential shares were excluded from the computation of Diluted EPS because their effect would be antidilutive. Additionally, there were approximately 16,155,000; 11,178,000; and 3,483,000 options in 2001, 2000, and 1999, respectively, that were not included in the computation of Diluted EPS because the exercise price was greater than the average market price of the Class A Common Stock, thereby resulting in an antidilutive effect.

New Accounting Standards

     In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125” (“FAS 140”). FAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral. The accounting standards of FAS 140 are effective for transfers and servicing of financial assets and extinguishments of liabilities occuring after March 31, 2001. The adoption of FAS 140 did not have a material impact on the Company’s consolidated financial position or results of operations.

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations” (“FAS 141”), and No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”). FAS 141 eliminates the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001 and further clarifies the criteria to recognize intangible assets separately from goodwill. FAS 141 did not have a material impact on the Company’s consolidated financial position or results of operations. In accordance with FAS 142, the Company will no longer amortize goodwill or indefinite lived intangible assets effective the beginning of fiscal 2002. Instead, these assets will be reviewed for impairment upon adoption and at least annually thereafter. Amortization expense was $20,963, $22,039, and $22,900 in 2001, 2000, and 1999, respectively. The Company is currently evaluating the effect that the adoption may have on its consolidated financial position. It is expected that, as a result of the implementation of FAS 142, the Company will record a non-cash charge for the cumulative effect of the change in accounting principle upon adoption ranging from $260,000 to $290,000, net of tax benefits ranging from $7,000 to $12,000, in the first quarter of 2002.

     In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“FAS 143”). FAS 143 requires capitalizing asset retirement costs as part of the total cost of the related long-lived asset and subsequently allocating the total expense to future periods using a systematic and rational method. Adoption of FAS 143 is required for the Company’s fiscal year beginning December 29, 2002. The Company has not yet assessed what impact, if any, FAS 143 may have on its consolidated financial position or results of operations.

     In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”). FAS 144 supersedes FAS 121 but retains many of its fundamental provisions. In addition, FAS 144 expands the scope of discontinued operations to include more disposal transactions. The provisions of FAS 144 are effective for the Company’s fiscal year beginning December 30, 2001. The Company is in the process of assessing what impact, if any, FAS 144 may have on its consolidated financial position or results of operations.

Reclassifications

     Certain prior year balances have been reclassified to conform with the current year presentation.

Note 3 — Reorganization Costs and Special Items

     The Company recorded aggregate charges of $41,411 for reorganization costs and $22,893 of other special items, which are discussed more fully below. These charges are presented separately as components of income from operations in the consolidated statement of income.

Reorganization Costs

     During 2001, the Company initiated a broad-based reorganization plan to streamline operations and reorganize resources to increase flexibility, generate cost savings and operational efficiencies and improve services. Within the context of this broad-based reorganization plan, the Company has developed and implemented detailed plans for significant restructuring actions as discussed below.

Notes to Consolidated Financial Statements
 (Dollars in 000s, except per share data)

Quarter ended June 30, 2001

     In June 2001, the Company initiated a reorganization plan primarily in the U.S. and, to a limited extent, in Europe and Other International operations. This reorganization plan included the closure of the Newark, California distribution center, downsizing the Miami, Florida distribution center, closing the returns processing centers in Santa Ana and Rancho Cucamonga, California and centralizing returns in the Harrisburg, Pennsylvania returns center; restructuring the U.S. sales force, consolidating the U.S. product management division; and reorganizing the information technology resources.

     In connection with this reorganization effort, the Company recorded a charge of $19,056 ($18,047, $872, and $137 in the U.S., Europe, and Other International, respectively) for the quarter ended June 30, 2001. Reorganization costs included $10,024 in employee termination benefits for approximately 1,600 employees ($9,155 for approximately 1,440 employees in the U.S., $732 for approximately 120 employees in Europe, and $137 for approximately 40 employees in Other International); $8,605 for closing, downsizing and consolidating certain distribution and returns processing centers relating primarily to excess lease costs, net of estimated sublease income ($8,490 and $115 in the U.S. and Europe, respectively); and $427 of other costs associated with the reorganization ($402 and $25 in the U.S. and Europe, respectively). The Company anticipates that these initiatives will be substantially completed within twelve months from June 30, 2001.

     At December 29, 2001, the outstanding liability in connection with these reorganization efforts was approximately $4,028. The reorganization charges and related activities for the period ended December 29, 2001 are summarized as follows:

		Amounts paid		Remaining
		and charged		liability at
	Reorganization	against the		December 29,
	costs	liability	Adjustments	2001

Employee termination benefits	$10,024	$8,521	$—	$1,503
Facility costs	8,605	6,080	—	2,525
Other costs	427	427	—	—

Total	$19,056	$15,028	$—	$4,028

Quarter ended September 29, 2001

     The Company’s reorganization plan for the third quarter of 2001 focused primarily in the U.S. and Europe and, to a limited extent, Other International. This reorganization plan included facility consolidations in the Company’s U.S. headquarters and two warehouse and office facilities in Southern Europe, and headcount reductions in Europe and Other International operations.

     In connection with this reorganization plan, the Company recorded a charge of $11,745 ($6,274, $4,290, and $1,181 in the U.S., Europe, and Other International, respectively) for the quarter ended September 29, 2001. Reorganization costs included $2,370 in employee termination benefits for approximately 250 employees ($1,189 for approximately 150 employees in Europe, and $1,181 for approximately 100 employees in Other International); $7,590 for closing, downsizing and consolidating facilities ($6,274 and $1,316 in the U.S. and Europe, respectively); and $1,785 of other costs associated with the reorganization in Europe. The Company anticipates that these initiatives will be substantially completed within twelve months from September 29, 2001.

     At December 29, 2001, the outstanding liability in connection with these reorganization efforts was approximately $5,579. The reorganization charges and related activities for the period ended December 29, 2001 are summarized as follows:

		Amounts paid		Remaining
		and charged		liability at
	Reorganization	against the		December 29,
	costs	liability	Adjustments	2001

Employee termination benefits	$2,370	$2,363	$—	$7
Facility costs	7,590	3,362	—	4,228
Other costs	1,785	441	—	1,344

Total	$11,745	$6,166	$—	$5,579

Notes to Consolidated Financial Statements
 (Dollars in 000s, except per share data)

Quarter ended December 29, 2001

     The Company’s reorganization plan for the fourth quarter of 2001 focused primarily in Europe, and to a limited extent, in the U.S and Other International. This reorganization plan included facility consolidations, primarily in Europe and workforce reductions in the U.S., Europe and Other International.

     In connection with this reorganization effort, the Company recorded a charge of $10,610 ($1,217, $8,412, and $981 in the U.S., Europe, and Other International, respectively) for the quarter ended December 29, 2001. Reorganization costs included $4,316 in employee termination benefits for approximately 300 employees ($1,082 for approximately 110 employees in the U.S., $2,505 for approximately 120 employees in Europe, and $729 for approximately 70 employees in Other International); $5,224 for closing, downsizing and consolidating facilities ($49, $4,941 and $234 in the U.S., Europe and Other International, respectively); and $1,070 of other costs associated with the reorganization ($87, $966, and $17 in the U.S., Europe and Other International, respectively). The Company anticipates that these initiatives will be substantially completed within twelve months from December 29, 2001.

     At December 29, 2001, the outstanding liability in connection with these reorganization efforts was approximately $5,368. The reorganization charges and related activities for the period ended December 29, 2001 are summarized as follows:

		Amounts paid		Remaining
		and charged		liability at
	Reorganization	against the		December 29,
	costs	liability	Adjustments	2001

Employee termination benefits	$4,316	$1,825	$—	$2,491
Facility costs	5,224	3,113	—	2,111
Other costs	1,070	304	—	766

Total	$10,610	$5,242	$—	$5,368

Special Items

     The special items of $22,893 were comprised of the following charges: $10,227 for the write-off of electronic storefront technologies that were replaced by the Company with a more efficient solution, and inventory management software, which was no longer required because of the Company’s business process and systems improvements; an impairment charge of $3,500 to reduce the Company’s minority equity investment in an internet-related company to estimated net realizable value; and $9,166 to fully reserve for the Company’s outstanding insurance claims with an independent and unrelated former credit insurer, which went into liquidation on October 3, 2001. As of December 29, 2001, approximately $7,597 of insurance claims were written-off against the reserve. The remaining claims are expected to be written-off against the balance of the reserve in 2002.

Note 4 — Acquisitions

     In January 1999, the Company purchased 44,114,340 shares of the common stock of Ingram Micro Asia Ltd. (formerly known as Electronic Resources Ltd., “ERL”) from certain shareholders, which increased the Company’s ownership to 39.6% from the 21% ownership held in 1998. In accordance with Singapore law, the Company was required to extend a tender offer for the remaining shares and warrants of ERL as a result of its increased ownership. The Company offered to purchase the remaining outstanding shares and warrants for approximately $1.20 and $0.65 per share and warrant, respectively, during the tender offer period from January 4, 1999 to February 19, 1999. In addition, during January and February 1999, the Company made open market purchases of ERL shares and warrants. As a result of the open market purchases and the tender offer, the Company’s ownership in ERL increased to approximately 95%. In the third quarter of 1999, the Company commenced a take-over offer for the remaining ERL shares and warrants it did not already own. As a result of the takeover, the Company purchased an additional 12,151,748 shares and 1,337,962 warrants of ERL, increasing the Company’s ownership position to 100% of the outstanding shares of ERL and approximately 99% of the outstanding warrants. The aggregate purchase price paid during 1999 for these ERL shares and warrants, net of cash acquired, was approximately $237,396.

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

     In December 2001, the Company concluded a business combination involving certain assets and liabilities of its former subdistributor in the People’s Republic of China, which was accounted for in accordance with FAS 141. In addition, during September 2001, the Company acquired certain assets of an IT distribution business in the United Kingdom. The purchase price for these transactions aggregated $15,923 in cash and was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the transaction dates, resulting in the recording of approximately $105,376 of goodwill. These transactions had no significant impact on the Company’s consolidated results of operations.

Note 5 — Accounts Receivable

     In March 2000, the Company entered into a revolving five-year accounts receivable securitization program in the U.S., which provides for the issuance of up to $700,000 in commercial paper. In connection with this program most of the Company’s U.S. trade accounts receivable are transferred without recourse to a trust, in exchange for a beneficial interest in the total pool of trade receivables. The trust has issued fixed-rate, medium-term certificates and has the ability to support a commercial paper program through the issuance of undivided interests in the pool of trade receivables to third parties. Sales of undivided interests to third parties under this program result in a reduction of total accounts receivable in the Company’s consolidated balance sheet. The excess of the trade accounts receivable transferred over amounts sold to and held by third parties at any one point in time represents the Company’s retained interest in the transferred accounts receivable (“securitized receivables”) and is shown in the Company’s consolidated balance sheet as a separate caption under accounts receivable. Retained interests are carried at their fair market value, estimated as the net realizable value, which considers the relatively short liquidation period and includes an estimated provision for credit losses. At December 29, 2001 and December 30, 2000, the amount of undivided interests sold to and held by third parties, or what the Company refers to as off-balance sheet debt, totaled $80,000 and $700,000, respectively.

     The Company also has certain other facilities relating to accounts receivable in Europe and Canada which provide up to approximately $248,000 of additional financing capacity. Under these programs, approximately $142,253 and $210,188 of trade accounts receivable were sold to and held by third parties at December 29, 2001 and December 30, 2000, respectively, resulting in a further reduction of trade accounts receivable in the Company’s consolidated balance sheet.

     The aggregate amount of trade accounts receivable sold to and held by third parties under the U.S., Europe, and Canada programs, or off-balance sheet debt, as of December 29, 2001 and December 30, 2000 totaled approximately $222,253 and $910,188, respectively.

     Losses in the amount of $20,332, $13,351 and $7,223 in 2001, 2000 and 1999, respectively, related to the sale of trade accounts receivable under these facilities are included in other expenses in the Company’s consolidated statement of income.

Note 6 — Property and Equipment

     Property and equipment consist of the following:

	Fiscal Year End

	2001	2000

Land	$8,891	$6,552
Buildings and leasehold improvements	104,395	132,158
Distribution equipment	203,207	205,546
Computer equipment and software	333,012	298,933

	649,505	643,189
Accumulated depreciation	(345,672)	(292,360)

	$303,833	$350,829

Notes to Consolidated Financial Statements
 (Dollars in 000s, except per share data)

Note 7 — Long-Term Debt

     The Company’ s long-term debt was comprised of the following:

	Fiscal Year End

	2001	2000

Revolving credit facilities and other long-term debt	$252,803	$325,583
Convertible debentures	405	220,035
Senior subordinated notes	204,899	—

	458,107	545,618
Current maturities of long-term debt	(252,803)	(42,774)

	$205,304	$502,844

     The Company has a revolving senior credit facility with a bank syndicate providing an aggregate credit availability of $500,000. Under this senior credit facility, the Company is required to comply with certain financial covenants, including minimum tangible net worth, restrictions on funded debt and interest coverage. This senior credit facility also restricts the amount of dividends the Company can pay as well as the amount of common stock that it can repurchase annually. This senior credit facility expires in October 2002. At December 29, 2001 and December 30, 2000, the Company had $2,000 and $1,984, respectively, in outstanding borrowings under this credit facility. At December 30, 2000, the Company also had $73,500 outstanding under credit facilities that have since expired.

     The Company also has additional lines of credit, commercial paper, short-term overdraft facilities, and other credit facilities with various financial institutions worldwide which provide for borrowing capacity aggregating $584,626 and $751,640 at December 29, 2001 and December 30, 2000, respectively. Most of these arrangements are on an uncommitted basis and are reviewed periodically for renewal. At December 29, 2001 and December 30, 2000, the Company had $250,803 and $250,099, respectively, outstanding under these facilities. The weighted average interest rate on the outstanding borrowings under these credit facilities was 5.20% and 6.67% per annum at December 29, 2001 and December 30, 2000, respectively.

     On June 9, 1998, the Company sold $1,330,000 aggregate principal amount at maturity of its Zero Coupon Convertible Senior Debentures due 2018 in a private placement. Gross proceeds from the offering were $460,400, which represented a yield to maturity of 5.375% per annum. In 2000, the Company repurchased convertible debentures with carrying values of $235,219 for $231,330 in cash, resulting in an extraordinary gain of $2,420, net of taxes of $1,469. In 2001, the Company repurchased more than 99% of the remaining outstanding convertible debentures with a total carrying value of $220,733 for $224,977 in cash, resulting in an extraordinary loss of $2,610, net of tax benefits of $1,634 million. At December 29, 2001 and December 30, 2000, the Company’s remaining convertible debentures had an outstanding balance of $405 and $220,035, respectively, and were convertible into approximately 5,000 shares and 3,100,000 shares, respectively, of its Class A Common Stock.

     On August 16, 2001, the Company sold $200,000 of 9.875% Senior Subordinated Notes due 2008 to qualified institutional buyers pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended, at an issue price of 99.382%, resulting in cash proceeds of approximately $195,084 (net of issuance costs of approximately $3,680). The Company subsequently registered the exchange of these Senior Subordinated Notes under the Securities Act of 1933, as amended. Under the terms of these notes, the Company is required to comply with certain restrictive covenants, including restrictions on the incurrence of additional indebtedness, the amount of dividends the Company can pay and the amount of capital stock the Company can repurchase.

     Interest on the notes is payable semi-annually in arrears on February 15 and August 15, commencing on February 15, 2002. The Company may redeem any of the notes beginning on August 15, 2005 with an initial redemption price of 104.938% of their principal amount plus accrued interest. The redemption price of the notes will be 102.469% plus accrued interest beginning on August 15, 2006 and will be 100% of their principal amount plus accrued interest beginning on August 15, 2007. In addition, on or before August 15, 2004, the Company may redeem up to 35% of the notes at a redemption price of 109.875% of their principal amount plus accrued interest using the proceeds from sales of certain kinds of capital stock. The Company may make such redemption only if at least 65% of the aggregate principal amount of notes originally issued remain outstanding.

     On August 16, 2001, the Company also entered into interest rate swap agreements with two financial institutions, the effect of which was to swap the Company’s fixed rate obligation on the Company’s Senior Subordinated Notes for a floating rate obligation based on 90-day LIBOR plus 4.260%. All other financial terms of the interest rate swap agreement are identical to those of the Senior Subordinated Notes, except for the quarterly payment of interest, which will be on November 15, February 15, May 15 and August 15 in each year, commencing

Notes to Consolidated Financial Statements
 (Dollars in 000s, except per share data)

on November 15, 2001 and ending on the termination date of the swap agreement. At December 29, 2001, the marked-to-market value of the interest rate swap amounted to $6,070, which is recorded in other assets with an offsetting adjustment to the hedged debt, bringing the total carrying value of the Senior Subordinated Notes to $204,899.

     Annual maturities of the Company’s long-term debt as of December 29, 2001 are as follows: $252,803 in 2002, $405 in 2003, and $204,899 in 2008.

Note 8 — Income Taxes

     The components of income (loss) before taxes and extraordinary item consist of the following:

	Fiscal Year

	2001	2000	1999

United States	$17,163	$332,241	$275,013
Foreign	(1,228)	30,268	15,480

Total	$15,935	$362,509	$290,493

     The provision for (benefit from) income taxes consists of the following:

	Fiscal Year

	2001	2000	1999

Current:
Federal	$(15,165)	$55,038	$62,832
State	(6,656)	4,626	8
Foreign	20,856	28,335	25,488

	(965)	87,999	88,328

Deferred:
Federal	21,150	58,448	32,801
State	7,827	6,537	7,847
Foreign	(21,424)	(14,198)	(18,124)

	7,553	50,757	22,524

Provision for income taxes	$6,588	$138,756	$110,852

     Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred tax assets and liabilities are as follows:

	Fiscal Year End

	2001	2000

Net deferred tax assets and (liabilities):
Net operating loss carryforwards	$71,197	$50,983
Allowance on accounts receivable	10,159	18,093
Inventories	(2,537)	6,246
Tax credit carryforwards	26,839	26,301
Realized gain on available-for-sale securities not currently taxable	(118,229)	(118,229)
Depreciation and amortization	(50,111)	(33,625)
Other	(8,969)	(7,350)

	(71,651)	(57,581)
Unrealized gain on available-for-sale securities	428	(10,801)

Total	$(71,223)	$(68,382)

     Net current deferred tax assets of $9,707 and $26,297 were included in other current assets at December 29, 2001 and December 30, 2000, respectively. Net non-current deferred tax liabilities of $80,930 and $94,679 were included in other liabilities at December 29, 2001 and December 30, 2000, respectively.

     The Company has recorded deferred tax liabilities totaling $118,229 in 2001 and 2000 associated with realized gains on available-for-sale securities relating to its sales of Softbank common stock (see Note 2). The Softbank common stock was sold in the public market by one of the Company's foreign subsidiaries, which is located in a low-tax jurisdiction. At the time of sale, the Company concluded that U.S. taxes were not currently payable on the gains based on its internal assessment and opinions received from the Company's advisors. However, in situations involving uncertainties in the interpretation of complex tax regulations by various taxing authorities, the Company provides for deferred tax liabilities unless the Company considers it probable that taxes will not be due. The level of opinions received from the Company's advisors and its internal assessment did not allow it to reach that conclusion on this matter. Although the Company reviews its assessments in these matters on a regular basis, the Company cannot currently determine when this matter will be finally resolved with the taxing authorities or if taxes will ultimately be paid.

     The Company's federal income tax returns through fiscal year 1996 have been audited and closed. The U.S. IRS has initiated its audit of the Company's federal income tax returns for fiscal years 1997 through 1999.

Notes to Consolidated Financial Statements
 (Dollars in 000s, except per share data)

     Reconciliation of income taxes at the statutory U.S. federal income tax rate to the Company’s provision for income taxes is as follows:

	2001	2000	1999

U.S. statutory rate	$5,577	$126,878	$101,673
State income taxes, net of federal income tax benefit	1,171	11,163	7,855
Foreign rates less than statutory rate	(4,537)	(2,968)	(3,164)
Goodwill	4,352	4,731	4,572
Other	25	(1,048)	(84)

Provision for income taxes	$6,588	$138,756	$110,852

     At December 29, 2001, the Company had foreign net operating tax loss carryforwards of approximately $245,509 of which approximately $203,101 had no expiration date. The remaining foreign net operating tax loss carryforwards expire through the year 2011.

     The Company does not provide for income taxes on undistributed earnings of foreign subsidiaries as such earnings are intended to be permanently reinvested in those operations.

Note 9 — Transactions with Related Parties

     The Company has loans receivable from certain of its executives and associates. These loans, ranging up to $500, have interest rates ranging from 0.0% to 6.75% per annum and are payable from 15 days to five years. At December 29, 2001 and December 30, 2000, the Company’s loan receivable balance was $1,598 and $1,811, respectively.

Note 10 — Commitments and Contingencies

     There are various claims, lawsuits and pending actions against the Company incident to the Company’s operations. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

     As is customary in the IT distribution industry, the Company has arrangements with certain finance companies that provide inventory financing facilities for its customers. In conjunction with certain of these arrangements, the Company has agreements with the finance companies that would require it to repurchase certain inventory, which might be repossessed, from the customers by the finance companies. Due to various reasons, including among other items, the lack of information regarding the amount of saleable inventory purchased from the Company still on hand with the customer at any point in time, the Company’s repurchase obligations relating to inventory cannot be reasonably estimated. Repurchases of inventory by the Company under these arrangements have been insignificant to date.

     The Company leases the majority of its facilities and certain equipment under noncancelable operating leases. Renewal and purchase options at fair values exist for a substantial portion of the leases. Rental expense for the years ended 2001, 2000, and 1999 was $105,299, $102,334, and $82,781, respectively.

     Future minimum rental commitments on operating leases that have remaining noncancelable lease terms in excess of one year as of December 29, 2001 were as follows:

2002	$76,074
2003	63,879
2004	59,903
2005	54,736
2006	47,823
Thereafter	231,233

$533,648

Notes to Consolidated Financial Statements
 (Dollars in 000s, except per share data)

Note 11 — Segment Information

     The Company operates predominantly in a single industry segment as a distributor of information technology products and services. The Company’s operating segments are based on geographic location, and the measure of segment profit is income from operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Geographic areas in which the Company operates include the United States, Europe (Austria, Belgium, Denmark, Finland, France, Germany, Hungary, Italy, The Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland, and the United Kingdom) and Other international (Australia, The People’s Republic of China [including Hong Kong], India, Malaysia, New Zealand, Singapore, Thailand, Canada, Argentina, Brazil, Chile, Mexico, and Peru). Inter-geographic sales primarily represent intercompany sales which are accounted for based on established sales prices between the related companies and are eliminated in consolidation.

     Financial information by geographic segments is as follows:

	As of and for the Fiscal Year ended

	2001	2000	1999

Net sales
United States
Sales to unaffiliated customers	$13,507,066	$18,452,069	$16,813,414
Intergeographic sales	169,452	192,339	183,208
Europe	7,156,840	7,472,266	7,344,142
Other international	4,523,027	4,790,814	3,911,086
Eliminations of intergeographic sales	(169,452)	(192,339)	(183,208)

Total	$25,186,933	$30,715,149	$28,068,642

Income (loss) from operations
United States	$84,859	$279,457	$143,496
Europe	13,642	51,104	19,118
Other international	(5,571)	22,876	37,390

Total	$92,930	$353,437	$200,004

Identifiable assets
United States	$3,114,901	$4,083,399	$5,827,382
Europe	1,264,164	1,514,109	1,644,354
Other international	922,942	1,011,474	800,191

Total	$5,302,007	$6,608,982	$8,271,927

Capital expenditures
United States	$59,851	$97,965	$93,059
Europe	14,598	34,839	27,192
Other international	11,989	13,300	15,009

Total	$86,438	$146,104	$135,260

Depreciation
United States	$67,129	$60,608	$49,174
Europe	17,257	16,610	17,522
Other international	9,631	9,253	8,005

Total	$94,017	$86,471	$74,701

Amortization
United States	$5,754	$5,557	$5,645
Europe	3,300	5,467	6,146
Other international	11,909	11,015	11,109

Total	$20,963	$22,039	$22,900

Notes to Consolidated Financial Statements
 (Dollars in 000s, except per share data)

Note 12 — Stock Options and Incentive Plans

     The Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 (“FAS 123”) in 1996. As permitted by FAS 123, the Company continues to measure compensation cost in accordance with APB 25 and related interpretations. Therefore, the adoption of FAS 123 had no impact on the Company’s consolidated financial condition or results of operations. Had compensation cost for the Company’s stock option plans been determined based on the fair value of the options consistent with the fair value method under FAS 123, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

		Fiscal Year

		2001	2000	1999

Net Income (Loss)	As reported	$6,737	$226,173	$183,419
	Pro forma	$(19,914)	$183,117	$152,789
Diluted earnings per share	As reported	$0.04	$1.52	$1.24
	Pro forma	$(0.13)	$1.23	$1.03

     The weighted average fair value per option granted in 2001, 2000, and 1999 was $6.66, $5.00, and $7.66, respectively. The fair value of options was estimated using the Black-Scholes option-pricing model assuming no dividends and using the following weighted average assumptions:

	Fiscal Year

	2001	2000	1999

Risk-free interest rate	3.67%	6.30%	5.45%
Expected years until exercise	2.5 years	2.2 years	2.7 years
Expected stock volatility	68.3%	59.2%	55.5%

Rollover Stock Option Plan

     Certain of the Company’s employees participated in the qualified and non-qualified stock option and stock appreciation right (“SAR”) plans of the Company’s former parent, Ingram Industries Inc. (“Industries”). In conjunction with the Company’s split-off from Industries, Industries options and SARs held by the Company’s employees and certain other Industries options, SARs and Incentive Stock Units (“ISUs”) were converted to or exchanged for Ingram Micro options (“Rollover Stock Options”). Approximately 11.0 million Rollover Stock Options were outstanding immediately following the conversion. All Rollover Stock Options were fully vested by the year 2001 and no such options expire later than 10 years from the date of grant.

Equity Incentive Plans

     In 2001, the Company had three existing equity incentive plans, the 1996, 1998, and 2000 Equity Incentive Plans (collectively called “the Equity Incentive Plans”) which provide for the grant of stock based awards including incentive stock options, non-qualified stock options, restricted stock, and stock appreciation rights, among others, to key employees and members of the Company’s board of directors. Under the three plans, the Company’s board of directors authorized 47.0 million shares to be made available for grants. As of December 29, 2001, approximately 15.6 million shares were available for grants. Options granted under the Equity Incentive Plans were issued at exercise prices ranging from $7.00 to $53.56 per share and have expiration dates not longer than 10 years from the date of grant. The options granted generally vest over a period of one to five-years. In October 1999, the Company granted a total of 272,250 shares of restricted Class A Common Stock to certain executives under the 1998 Plan. These shares have no purchase price and vested ratably over a two-year period. The Company recorded unearned compensation of $3,458 as a component of stockholders’ equity. The unearned compensation was amortized and charged to operations over the vesting period. In 2001 and 2000, 1,500 and 38,000 shares, respectively, of the restricted Class A Common Stock were forfeited. In July 2001, the Company also granted a total of 55,973 shares of restricted Class A Common Stock to a board member and an executive under the 2000 Plan. These shares have no purchase price and vest ratably over a period of two to three years. The Company recorded unearned compensation of $790 as a component of stockholders’ equity. The unearned compensation is being amortized and charged to operations over the vesting period.

Notes to Consolidated Financial Statements
 (Dollars in 000s, except per share data)

     In August 2001, the human resources committee of the Company’s board of directors authorized a modification of the exercise schedule to retirees under the Equity Incentive Plans. The modification extended the exercise period upon retirement (as defined in the Equity Incentive Plans) from 12 months to 60 months for outstanding options as of August 1, 2001 and for all options granted thereafter, but not to exceed the contractual life of the option. Compensation expense, if any, will be recorded upon the retirement of eligible employees and is calculated based on the excess of the fair value of the Company’s stock on the modification date ($14.28 per share) over the exercise price of the modified option multiplied by the number of vested but unexercised options outstanding upon retirement. For 2001, a noncash compensation charge of $69 was recorded in the consolidated statement of income relating to this modification.

     A summary of activity under the Company’s stock option plans is presented below:

		Weighted
	Shares	Average
	(000s)	Exercise Price

Outstanding at January 2, 1999	15,181	$14.85
Stock options granted during the year	7,833	18.45
Stock options exercised	(1,674)	4.42
Forfeitures	(2,297)	24.06

Outstanding at January 1, 2000	19,043	16.90
Stock options granted during the year	10,016	13.52
Stock options exercised	(1,621)	6.41
Forfeitures	(3,031)	19.01

Outstanding at December 30, 2000	24,407	15.93
Stock options granted during the year	7,412	15.21
Stock options exercised	(2,630)	7.57
Forfeitures	(2,887)	20.15

Outstanding at December 29, 2001	26,302	16.15

     The following table summarizes information about stock options outstanding and exercisable at December 29, 2001.

	Options Outstanding			Options Exercisable

		Weighted-	Weighted-
	Number	Average	Average	Number	Weighted-
Range of	Outstanding	Remaining	Exercise	Exercisable at	Average
Exercise Prices	at 12/29/01 (000s)	Life	Price	12/29/01 (000s)	Exercise Price

$ 0.68-$ 3.32	957	0.7	$2.11	957	$2.11
$ 7.00	836	2.3	7.00	836	7.00
$10.63-$17.44	17,502	8.6	14.04	5,142	13.15
$18.00-$27.00	4,463	3.8	19.61	4,133	19.33
$27.06-$38.63	2,080	4.5	29.68	1,184	29.63
$41.69-$53.56	464	4.9	47.28	315	47.20

	26,302		16.15	12,567	16.34

     Stock options exercisable totaled approximately 12,567,000; 10,933,000; and 7,260,000 at December 29, 2001, December 30, 2000, and January 1, 2000, respectively, at weighted average exercise prices of $16.34, $15.38, and $13.42, respectively.

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

Employee Stock Purchase Plans

     In 1998, the board of directors and the Company’s shareholders approved the 1998 Employee Stock Purchase Plan (the “Plan”) under which 3,000,000 shares of the Company’s Class A Common Stock could be sold to employees. Under the Plan, employees can elect to have between 1% and 6% of their earnings withheld to be applied to the purchase of these shares. The purchase price under the Plan is generally the lesser of the market price on the beginning or ending date of the offering periods. Under the 1998 Plan, offerings were made both in January and July of 2001 and 2000. The 2001 and 2000 offerings ended on December 31, 2001 and 2000, respectively. In January 2002 and 2001, the Company issued approximately 109,000 and 138,000, respectively, of the authorized shares and converted approximately $1,300 and $1,600, respectively, in accrued employee contributions into stockholders’ equity as a result.

Employee Benefit Plans

     The Company’s employee benefit plans permit eligible employees to make contributions up to certain limits, which are matched by the Company at stipulated percentages. The Company’s contributions charged to expense were $5,031 in 2001, $4,530 in 2000, and $4,484 in 1999.

Note 13 — Common Stock

     Prior to November 6, 2001, the Company had two classes of Common Stock, consisting of 500,000,000 authorized shares of $0.01 par value Class A Common Stock and 135,000,000 authorized shares of $0.01 par value Class B Common Stock, and 25,000,000 authorized shares of $0.01 par value Preferred Stock. Class A stockholders are entitled to one vote on each matter to be voted on by the stockholders whereas Class B stockholders were entitled to ten votes on each matter to be voted on by the stockholders. The two classes of stock have the same rights in all other respects. On November 6, 2001, all outstanding shares of the Company’s Class B Common Stock were automatically converted into shares of Class A Common Stock on a one-for-one basis in accordance with the terms of the Company’s certificate of incorporation.

Notes to Consolidated Financial Statements
 (Dollars in 000s, except per share data)

     The detail of changes in the number of issued and outstanding shares of Class A Common Stock, Class B Common Stock, and Redeemable Class B Common Stock for the three year period ended December 29, 2001, is as follows:

	Common Stock

			Class B
	Class A	Class B	Redeemable

January 2, 1999	66,520,715	74,343,460	1,116,250
Stock options exercised	1,673,621	—	—
Repurchase of Redeemable Class B Common Stock	—	—	(15,270)
Conversion of Class B Common Stock to Class A Common Stock	2,163,569	(2,163,569)	—
Vesting of Redeemable Class B Common Stock	—	558,125	(558,125)
Issuance of Class A Common Stock related to Employee Stock Purchase Plan	582,362	—	—
Grant of restricted Class A Common Stock	272,250	—	—

January 1, 2000	71,212,517	72,738,016	542,855
Stock options exercised	1,620,890	—	—
Repurchase of Redeemable Class B Common Stock	—	—	(12,657)
Conversion of Class B Common Stock to Class A Common Stock	2,858,408	(2,858,408)	—
Vesting of Redeemable Class B Common Stock	—	530,198	(530,198)
Issuance of Class A Common Stock related to Employee Stock Purchase Plan	144,300	—	—
Forfeiture of restricted Class A Common Stock	(38,000)	—	—

December 30, 2000	75,798,115	70,409,806	—
Stock options exercised	2,629,714	—	—
Repurchase of Class B Common Stock	—	(5,550)	—
Conversion of Class B Common Stock to Class A Common Stock	70,404,256	(70,404,256)	—
Issuance of Class A Common Stock related to Employee Stock Purchase Plan	138,235	—	—
Grant of restricted Class A Common Stock	55,973	—	—
Forfeiture of restricted Class A Common Stock	(1,500)	—	—

December 29, 2001	149,024,793	—	—

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

     The Company’s Bylaws provide that a majority of the members of the audit committee of the board of directors shall be independent directors who are not employees of the Company. The audit committee is currently comprised entirely of independent directors. The audit committee represents the board of directors on matters relating to corporate accounting, financial reporting, internal accounting control and auditing, including the ongoing assessment of the activities of the independent accountants and internal auditors. The independent accountants and internal auditors advise the audit committee of significant findings and recommendations arising from their activities and have free access to the audit committee, with or without the presence of management.

/s/ KENT B. FOSTER	/s/ MICHAEL J. GRAINGER	/s/ THOMAS A. MADDEN

Kent B. Foster Chairman of the Board and Chief Executive Officer	Michael J. Grainger President and Chief Operating Officer	Thomas A. Madden Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS
To the Board of Directors and Stockholders of Ingram Micro Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Ingram Micro Inc. and its subsidiaries at December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Los Angeles, California
February 14, 2002

BOARD OF DIRECTORS

KENT B. FOSTER
          Chairman and Chief Executive Officer
          Ingram Micro Inc.

JOHN R. INGRAM
          Chairman
          Ingram Distribution Holdings

MARTHA R. INGRAM
          Chairman of the Board
          Ingram Industries Inc.

ORRIN H. INGRAM II
          President and Chief Executive Officer
          Ingram Industries Inc.

DALE R. LAURANCE
          President
          Occidental Petroleum Corporation

GERHARD SCHULMEYER
          Professor of Practice
          MIT Sloan School of Management

MICHAEL T. SMITH
          Former Chairman and Chief Executive Officer
          Hughes Electronics Corporation

JOE B. WYATT
          Chancellor Emeritus
          Vanderbilt University

CORPORATE MANAGEMENT

KENT B. FOSTER
          Chairman and Chief Executive Officer
          (Principal Executive Officer)

MICHAEL J. GRAINGER
          President and Chief Operating Officer

GUY P. ABRAMO
          Executive Vice President and Chief Strategy and Information Officer

THOMAS A. MADDEN
          Executive Vice President and Chief Financial Officer
          (Principal Financial Officer and Principal Accounting Officer)

JAMES E. ANDERSON, JR.
          Senior Vice President, Secretary and General Counsel

DAVID M. FINLEY
          Senior Vice President, Human Resources

JAMES F. RICKETTS
          Corporate Vice President and Treasurer

REGIONAL MANAGEMENT

HANS T. KOPPEN
          Executive Vice President and President
          Ingram Micro Asia-Pacific

KEVIN M. MURAI
          Executive Vice President and President
          Ingram Micro North America

GREGORY M. E. SPIERKEL
          Executive Vice President and President
          Ingram Micro Europe

ASGER FALSTRUP
          Senior Vice President and President
          Ingram Micro Latin America

CORPORATE OFFICES

Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA 92705
Phone: 714.566.1000

ANNUAL MEETING

The 2002 Annual Meeting of Shareowners will be held at 10 a.m. (Pacific Daylight Time), Thursday, May 30, 2002, at Ingram Micro Inc., 1600 E. St. Andrew Place, Santa Ana, CA 92705. Shareowners are cordially invited to attend.

TRANSFER AGENT AND REGISTRAR

First Chicago Trust Company of New York
A Division of EquiServe
Post Office Box 2500
Jersey City, NJ 07303-2500
Phone: 201.324.1644

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
350 South Grand Avenue, 49th Floor
Los Angeles, CA 90071
Phone: 213.356.6000

COMMON STOCK

The Class A Common Stock of Ingram Micro is traded on the New York Stock Exchange under the symbol IM.

Price Range of Class A Common Stock

		HIGH	LOW

Fiscal 2001	First Quarter	$16.85	$10.69
	Second Quarter	15.40	12.41
	Third Quarter	15.45	12.00
	Fourth Quarter	17.40	12.08
Fiscal 2000	First Quarter	$16.00	$10.50
	Second Quarter	21.13	13.00
	Third Quarter	20.75	13.13
	Fourth Quarter	18.38	10.19

SHAREOWNER INQUIRIES

Request for information may be sent to the Investor Relations Department at our Corporate offices.

Investor Relations telephone information line: 714.382.8282.

Investor Relations e-mail address: investor.relations@ingrammicro.com.

Additional information also is available on our Web site: www.Ingrammicro.com/corp.