Form 10-K, Exhibit 13
period 2002-12-28
INGRAM MICRO INC
filed 2003-03-25
CIK 1018003

EXHIBIT 13.01

INDEX TO
FINANCIAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA	18
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	19
CONSOLIDATED BALANCE SHEET	36
CONSOLIDATED STATEMENT OF INCOME	37
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY	38
CONSOLIDATED STATEMENT OF CASH FLOWS	39
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	40
MANAGEMENT’S STATEMENT OF FINANCIAL RESPONSIBILITY	64
REPORT OF INDEPENDENT ACCOUNTANTS	64
COMPANY INFORMATION	65

SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents our selected consolidated financial data. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and notes thereto, included elsewhere in this Annual Report to Shareowners.

     Our fiscal year is a 52- or 53-week period ending on the Saturday nearest to December 31. References below to 1998, 1999, 2000, 2001 and 2002 represent the fiscal years (52 weeks) ended January 2, 1999, January 1, 2000, December 30, 2000, December 29, 2001 and December 28, 2002, respectively.

(Dollars in 000s, except per share data)	2002	2001	2000	1999	1998

Selected Operating Information
Net sales	$22,459,265	$25,186,933	$30,715,149	$28,068,642	$22,034,038
Gross profit	1,231,638	1,329,899	1,556,298	1,336,163	1,391,168
Income from operations (1)	50,208	92,930	353,437	200,004	486,605
Income before income taxes, extraordinary item and cumulative effect of adoption of a new accounting standard (2)	8,998	15,935	362,509	290,493	406,860
Income before extraordinary item and cumulative effect of adoption of a new accounting standard (3)	5,669	9,347	223,753	179,641	245,175
Net income (loss) (4)	(275,192)	6,737	226,173	183,419	245,175
Basic earnings per share –
income before extraordinary item and cumulative effect of adoption of a new accounting standard	0.04	0.06	1.54	1.25	1.76
Diluted earnings per share –
income before extraordinary item and cumulative effect of adoption of a new accounting standard	0.04	0.06	1.51	1.21	1.64
Basic earnings per share – net income (loss)	(1.83)	0.05	1.55	1.28	1.76
Diluted earnings per share – net income (loss)	(1.81)	0.04	1.52	1.24	1.64
Weighted average common shares outstanding:
Basic	150,211,973	147,511,408	145,213,882	143,404,207	139,263,810
Diluted	152,145,669	150,047,807	148,640,991	147,784,712	149,537,870
Selected Balance Sheet Information (5)
Cash and cash equivalents	$387,513	$273,059	$150,560	$128,152	$96,682
Total assets	5,144,354	5,302,007	6,608,982	8,271,927	6,733,404
Total debt (6)	365,946	458,107	545,618	1,348,135	1,720,456
Stockholders’ equity	1,635,989	1,867,298	1,874,392	1,966,845	1,399,257

(1)	Includes reorganization and other major-program costs incurred in implementing our comprehensive profit enhancement program of $71,135 and $45,496, respectively, in 2002; reorganization costs and special items of $41,411 and $22,893, respectively, in 2001; and reorganization costs of $20,305 in 1999.

(2)	Includes items noted in footnote (1) above as well as gains on sales of available-for-sale securities of $6,535, $111,458 and $201,318 in 2002, 2000 and 1999, respectively.

(3)	Includes reorganization and other major-program costs incurred in implementing our comprehensive profit enhancement program, net of tax benefits, of $44,815 and $28,662, respectively, in 2002; reorganization costs and special items, net of tax benefits, of $25,447 and $14,067, respectively, in 2001; and reorganization costs, net of tax benefits, of $12,789 in 1999; and gains on sales of available-for-sale securities, net of income taxes, of $4,117, $69,327 and $125,220 in 2002, 2000 and 1999, respectively.

(4)	Includes the items noted in footnote (3) above as well as extraordinary gains (losses) on repurchases of debentures net of income taxes, of $(2,610), $2,420 and $3,778 in 2001, 2000 and 1999, respectively, and cumulative effect of adoption of a new accounting standard, net of income taxes, of $280,861 in 2002.

(5)	All balance sheet data are given at end of period.

(6)	Includes convertible debentures, senior subordinated notes, revolving credit facilities and other long-term debt including current maturities, but excludes off-balance sheet debt of $75,000, $222,253, $910,188, $262,588 and $100,000 at the end of fiscal years 2002, 2001, 2000, 1999, and 1998, respectively, which amounts represent all of the undivided interests in transferred accounts receivable sold to and held by third parties as of the respective balance sheet dates (see Note 5 to consolidated financial statements).

MANAGEMENT’S DISCUSSION AND ANALYSIS
     OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion includes forward-looking statements, including but not limited to, management’s expectations for operating income improvements from our profit enhancement program; competition; revenues, expenses and other operating results or ratios; economic conditions; liquidity; capital requirements and exchange rate fluctuations. In evaluating our business, readers should carefully consider the important factors discussed in “Cautionary Statements for the Purpose of the ‘Safe Harbor’ Provisions of the Private Securities Litigation Reform Act of 1995” included in Exhibit 99.01 to our Annual Report on Form 10-K for the fiscal year ended December 28, 2002. We disclaim any duty to update any forward-looking statements.

     Starting in 2002, we combined our United States (“U.S.”) and Canadian regions, which are now reported as our North American operations, consistent with our current management organizational structure. Our Canadian operations were previously reported under geographic regions outside U.S. and Europe, or our Other international operations. Prior year amounts have been reclassified to conform to the current year presentation.

Overview

     We are the leading distributor of information technology (“IT”) products and services worldwide based on revenues. Through fiscal 2000, we generated positive annual sales growth from expansion of our existing operations, the integration of numerous acquisitions worldwide, the addition of new product categories and suppliers, the addition of new customers, increased sales to our existing customer base, and growth in the IT products and services distribution industry in general. Our net sales declined to $25.2 billion in 2001 and $22.5 billion in 2002 from $30.7 billion in 2000. This decline was primarily attributable to the general decline in demand for technology products and services throughout the world, which began in the fourth quarter of 2000 and has continued to date, as well as the decision of certain vendors to pursue a direct sales model. This sluggish demand for technology products and services is expected to continue, and may worsen, over the near term.

     The IT distribution industry in which we operate is characterized by narrow gross profit as a percentage of net sales (“gross margin”) and narrow income from operations as a percentage of net sales (“operating margin”). Our gross margin declined to 4.8% in 1999 from 6.3% in 1998. Initially, the margin decline was caused by intense price competition. Later however, changes in vendor terms and conditions, including, but not limited to, significant reductions in vendor rebates and incentives, tighter restrictions on our ability to return inventory to vendors, and reduced time periods qualifying for price protection, exacerbated the decline and constrained gross margin improvements. We expect these competitive pricing pressures and restrictive vendor terms and conditions to continue in the foreseeable future. To mitigate these factors, we have implemented and continue to refine changes to our pricing strategies, inventory management processes, and vendor program processes. In addition, we continue to monitor and change, as appropriate, certain of the terms and conditions offered to our customers to reflect those being imposed by our vendors. We recorded sequential improvements in gross margin in each of the past three years, reaching 5.1% in fiscal year 2000, 5.3% in 2001 and 5.5% in 2002 compared to 4.8% realized in 1999, primarily as a result of these initiatives.

     We reduced selling, general and administrative expenses, or SG&A expenses, as a percentage of net sales to 3.9% in 2000 from 4.1% in 1998, reflecting the benefit of greater economies of scale. However, SG&A expenses as a percentage of net sales increased to 4.7% in 2001 and 5.0% in 2002 due to the significant decline in our net revenues during these years. As a result, we initiated a broad-based reorganization plan in June 2001 with detailed actions implemented primarily in North America and, to a limited extent, in Europe and our Other International operations to streamline operations and reorganize resources to increase flexibility, improve service and generate cost savings and operational efficiencies. This program has resulted in restructuring of several functions, consolidation of facilities and reductions of workforce worldwide through June 2002. Reorganization charges of $41.4 million and $8.8 million were incurred in 2001 and the first half of 2002, respectively, related to these actions.

     In September 2002, we announced a comprehensive profit enhancement program, which is designed to improve operating income through enhancements in gross margins and reduction of SG&A expenses. Key components of this initiative include enhancement and/or rationalization of vendor and customer programs, optimization of facilities and systems, outsourcing of certain IT infrastructure functions, geographic consolidations and administrative restructuring.

Management Discussion and Analysis (continued)

     We announced that we anticipate our profit enhancement program will result in additional implementation costs aggregating approximately $140 million (approximately $88 million after income taxes) through December 2003. Approximately half of the after-tax costs will require cash expenditures; the remainder will be noncash charges. These costs will consist primarily of reorganization costs and other program implementation costs charged to cost of sales and SG&A expenses (“other major-program costs”). Reorganization costs are expected to include severance expenses, lease termination costs and other costs associated with the exit of facilities or other contracts. The other major-program costs are expected to consist of program management and consulting expenses, accelerated depreciation, losses on disposals of certain assets, costs associated with geographic relocation, and inventory and vendor-program losses, primarily associated with the exit of certain businesses. In the second half of 2002, we incurred costs related to this profit enhancement program of approximately $107.8 million, which was comprised of $62.3 million of reorganization costs and $45.5 million of other major-program costs.

     Operational improvements from the profit enhancement program were originally expected to generate increased operating income, excluding the implementation costs, of approximately $15 million in the second half of 2002, which we achieved, increasing by another approximately $110 million in 2003, or $125 million in total, and reaching a cumulative annualized run rate of approximately $160 million by 2004. Over the life of the program, we expect that approximately one-third of the improvements will be from enhancements in gross margins with the remaining two-thirds resulting from the reduction in SG&A expenses; however, the exact breakout of the improvements in any given quarter may vary as specific programs are implemented. The operating income improvements were calculated utilizing a flat annual sales scenario for 2003 and 2004, as compared to 2002. This flat sales scenario is not intended to represent a sales projection by management, but rather was used for modeling purposes. Our actual improvements will vary depending on actual revenues.

     Our cost reductions and intended profit improvement objectives under the actions discussed above are contingent upon the successful implementation of all phases of our profit enhancement program and may be mitigated by other costs, risks or uncertainties as discussed elsewhere in this report. No assurance can be given that we will be successful in generating the anticipated improvements from these actions. Furthermore, additional implementation costs may be incurred as we implement these initiatives, or in connection with new savings opportunities.

     As a significant part of our profit enhancement program, in December 2002, we entered into an agreement to outsource certain IT infrastructure functions, including related personnel, with a third-party provider of IT outsourcing services. This arrangement is intended to lower ongoing IT infrastructure operating expenses and related investments as well as improve overall IT performance. These services will include mainframe, major server, desktop and enterprise storage operations, wide-area and local-area network support and engineering; systems management services; help desk services; and worldwide voice/PBX. We retained software applications development and support, as well as IT quality assurance responsibilities internally. The resulting reorganization costs and other implementation costs incurred in 2002 related to this action were included in our implementation cost estimates discussed above.

     For fiscal year 2002, reorganization costs were $71.1 million and other major-program costs were $45.5 million. Reorganization costs included $69.0 million related to detailed actions taken in 2002 and a net additional charge of $2.1 million to reflect adjustments to the detailed actions taken in 2001. The reorganization charge of $69.0 million included $17.1 million in employee termination benefits for approximately 1,685 employees ($6.9 million for approximately 905 employees in North America, $8.0 million for approximately 425 employees in Europe, and $2.2 million for approximately 355 employees in our geographic regions outside North America and Europe, or our Other International); $42.9 million, primarily consisting of estimated lease exit costs in connection with closing, downsizing and consolidating facilities ($38.9 million in North America, $3.2 million in Europe and $0.8 million in Other International); and $9.0 million of other costs primarily due to contract terminations ($7.0 million in North America and $2.0 million in Europe). We anticipate that these initiatives will be completed within twelve months of the respective initiation dates. The net additional charge of $2.1 million consisted of charges of $2.8 million and $0.1 million to reflect increases in the estimated losses on leases of North American facilities exited in connection with the detailed actions in the second and third quarters of 2001, respectively, credits of $0.5 million and $0.1 million to costs associated with the detailed actions for the third and fourth quarters of 2001, respectively, as a result of more favorable settlements of contract and lease terminations in Europe, and credits of $0.2 million to costs associated with the detailed actions for the third quarter of 2001 as a result of lower costs of lease terminations in Other International. If it takes longer than expected to sublease these facilities, or if available sublease rates continue to decrease, the actual costs to exit these facilities could exceed our estimated accrued facility costs (see Note 3 to our consolidated financial statements).

Management Discussion and Analysis (continued)

     Other major-program costs included $43.9 million recorded as SG&A expenses ($37.5 million in North America, $6.0 million in Europe and $0.4 million in Other International) primarily for accelerated depreciation, or losses on disposals of assets associated with our planned exit of facilities and outsourcing of IT infrastructure; consulting fees directly related to our profit enhancement program; recruiting, retention and related costs associated with relocated functions; and certain other related costs. Additionally, other major-program costs included $1.6 million recorded as cost of sales, primarily comprised of incremental inventory and vendor-program related costs due to our exit from certain European markets (see Note 3 to our consolidated financial statements).

     For fiscal year 2001, reorganization costs were $41.4 million. Reorganization costs included $16.7 million in employee termination benefits for approximately 2,150 employees ($10.8 million for approximately 1,655 employees in North America, $4.4 million for approximately 390 employees in Europe and $1.5 million for approximately 105 employees in Other International); $21.4 million, primarily consisting of estimated lease exit costs in connection with closing, downsizing and consolidating facilities ($14.8 million in North America, $6.4 million in Europe and $0.2 million in Other International); and $3.3 million of other costs primarily due to contract terminations ($0.5 million in North America and $2.8 million in Europe). These initiatives have been substantially completed; however, future cash outlays will be required due to severance payment terms and future lease payments related to exited facilities.

     In 2001, we recorded special items of approximately $22.9 million, which were comprised of the following charges: $10.2 million for the write-off of electronic storefront technologies that were replaced by us with other solutions, and inventory management software, which was no longer required because of our business process and systems improvements; an impairment charge of $3.5 million to reduce our minority equity investment in an Internet-related company to estimated net realizable value; and $9.2 million to fully reserve for our outstanding insurance claims with an independent and unrelated former credit insurer, which went into liquidation on October 3, 2001. As of December 28, 2002, the full amount of our insurance claims had been written-off against the reserve.

     The IT products and services distribution business is working capital intensive. Our business requires significant levels of working capital primarily to finance accounts receivable. We have relied heavily on trade credit from vendors, debt and accounts receivable financing programs for our working capital needs. We believe we have sufficient cash and available capital resources to meet our financing needs for at least the next twelve months.

Critical Accounting Policies and Estimates

     The discussions and analyses of our consolidated financial condition and results of operations were based on our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles in the U.S. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the financial statement date, and reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we review and evaluate our estimates and assumptions, including, but not limited to, those that relate to accounts receivable; vendor programs; inventories; goodwill, intangible assets and other long-lived assets; income taxes; and contingencies and litigation. Our estimates are based on our historical experience and a variety of other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgment about the carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ from these estimates.

     We believe the following critical accounting policies are affected by our judgment, estimates and/or assumptions used in the preparation of our consolidated financial statements.

•	Accounts Receivable — We provide allowances for doubtful accounts on our accounts receivable, including retained interest in securitized receivables, for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, which may result in the impairment of their ability to make payments, additional allowances may be required. Our estimates are influenced by the following considerations: the large number of customers and their dispersion across wide geographic areas; the fact that no single customer accounts for 10% or more of our net sales; our continuing credit evaluation of our customers’ financial conditions; aging of receivables, individually and in the aggregate; our credit insurance coverage and the value and adequacy of collateral received from our customers in certain circumstances.

Management Discussion and Analysis (continued)

•	Vendor Programs — We receive funds from vendors for price protection, product rebates, marketing and training, product returns and promotion programs, which are generally recorded, net of direct costs, as adjustments to product costs, revenue, or SG&A expenses according to the nature of the program. Some of these programs may extend over one or more quarterly reporting periods. We accrue rebates or other vendor incentives as earned based on sales of qualifying products or as services are provided in accordance with the terms of the related program. Actual rebates may vary based on volume or other sales achievement levels, which could result in an increase or reduction in the estimated amounts previously accrued. We also provide reserves for receivables on vendor programs for estimated losses resulting from vendors’ inability to pay, or rejections of such claims by vendors.

•	Inventories — Our inventory levels are based on our projections of future demand and market conditions. Any sudden decline in demand and/or rapid product improvements and technological changes could cause us to have excess and/or obsolete inventories. On an ongoing basis, we review for estimated excess or obsolete inventories and write down our inventories to their estimated net realizable value based upon our forecasts of future demand and market conditions. If actual market conditions are less favorable than our forecasts, additional inventory reserves may be required. Our estimates are influenced by the following considerations: sudden decline in demand due to economic downturn, rapid product improvements and technological changes, aging of inventories, protection from loss in value of inventory under our vendor agreements and our ability to return to vendors only a certain percentage of our purchases.

•	Goodwill, Intangible Assets and Other Long-Lived Assets — Effective the first quarter of 2002, we adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”). FAS 142 eliminated the amortization of goodwill ($21.0 million and $22.0 million of amortization expense was recorded in 2001 and 2000, respectively). Instead, goodwill was reviewed for impairment upon adoption and will be reviewed at least annually thereafter. In connection with the initial impairment tests, we obtained valuations of our individual reporting units from an independent third-party valuation firm. The valuation methodologies included, but were not limited to, estimated net present value of the projected cash flows of these reporting units. As a result of these initial impairment tests, we recorded a noncash charge of $280.9 million, net of income taxes of $2.6 million, for the cumulative effect of adopting this new standard, to reduce the carrying value of goodwill to its fair value in accordance with FAS 142.

In the fourth quarter of 2002, we performed an impairment test of our remaining goodwill totaling $233.9 million at December 28, 2002. In connection with this test, which is required at least annually by FAS 142, we again obtained valuations of our individual reporting units from an independent third-party valuation firm. The valuation methodologies were consistent with those used in our initial impairment tests. No additional impairment was indicated based on this test. However, if actual results are substantially lower than our projections underlying these valuations, or if market discount rates increase, this could adversely affect our future valuations and result in additional future impairment charges.

We also assess potential impairment of our goodwill, intangible assets and other long-lived assets when there is evidence that recent events or changes in circumstances have made recovery of an asset’s carrying value unlikely. The amount of an impairment loss would be recognized as the excess of the asset’s carrying value over its fair value. Factors which may cause impairment include significant changes in the manner of use of the acquired asset, negative industry or economic trends, and significant underperformance relative to historical or projected future operating results.

•	Income Taxes — As part of the process of preparing our consolidated financial statements, we estimate our income taxes in each of the taxing jurisdictions in which we operate. This process involves estimating our actual current tax expense together with assessing any temporary differences resulting from the different treatment of certain items, such as the timing for recognizing revenues and expenses, for tax and financial reporting purposes. These differences may result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We are required to assess the likelihood that our deferred tax assets, which include net operating loss carryforwards and temporary differences that are expected to be deductible in future years, will be recoverable from future taxable income or other tax planning strategies. If recovery is not likely, we must provide a valuation allowance based on our estimates of future taxable income in the various taxing jurisdictions, and the amount of deferred taxes that are ultimately realizable. The provision for tax liabilities involves evaluations and judgments of uncertainties in the interpretation of complex tax regulations by various taxing authorities. In situations involving tax related uncertainties, such as our gains on sales of Softbank common stock (see Notes 2 and 8 to consolidated financial statements), we provide for deferred tax liabilities unless we consider it probable that additional taxes will not be due. Actual results could differ from our estimates.

Management Discussion and Analysis (continued)

•	Contingencies and Litigation — There are various claims, lawsuits and pending actions against us incidental to our operations. If a loss arising from these actions is probable and can be reasonably estimated, we record the amount of the estimated loss. If the loss is estimated using a range within which no point is more probable than another, the minimum estimated liability is recorded. Based on current available information, we believe that the ultimate resolution of these actions will not have a material adverse effect on our consolidated financial statements. As additional information becomes available, we assess any potential liability related to these actions and may need to revise our estimates. Future revisions of our estimates could materially impact our consolidated results of operations, cash flows and financial position.

Results of Operations

     The following table sets forth our net sales by geographic region (excluding intercompany sales) and the percentage of total net sales represented thereby, for each of the fiscal years indicated (in millions).

	2002		2001		2000

Net sales by geographic region:
North America	$12,132	54.0%	$14,882	59.1%	$19,949	65.0%
Europe	7,150	31.8	7,157	28.4	7,472	24.3
Other International	3,177	14.2	3,148	12.5	3,294	10.7

Total	$22,459	100.0%	$25,187	100.0%	$30,715	100.0%

     The following table sets forth certain items from our consolidated statement of income as a percentage of net sales, for each of the fiscal years indicated.

	2002	2001	2000

Net sales	100.0%	100.0%	100.0%
Cost of sales	94.5	94.7	94.9

Gross profit	5.5	5.3	5.1
Operating Expenses:
Selling, general and administrative	5.0	4.7	3.9
Reorganization costs	0.3	0.2	—
Special items	—	0.0	—

Income from operations	0.2	0.4	1.2
Other expense (income), net	0.2	0.3	(0.0)

Income before income taxes, extraordinary item and cumulative effect of adoption of a new accounting standard	0.0	0.1	1.2
Provision for income taxes	0.0	0.1	0.5

Income before extraordinary item and cumulative effect of adoption of a new accounting standard	0.0	0.0	0.7
Extraordinary item	—	(0.0)	0.0
Cumulative effect of adoption of a new accounting standard	(1.3)	—	—

Net income (loss)	(1.3)%	0.0%	0.7%

Year Ended December 28, 2002 Compared to Year Ended December 29, 2001

     Our consolidated net sales decreased 10.8% to $22.5 billion in 2002 from $25.2 billion in 2001. The decrease in worldwide net sales was primarily attributable to the decline in demand for technology products and services throughout most of the world. This decline in demand initially surfaced in North America in the fourth quarter of 2000, but spread to all of our regions of operations during 2001 and continued throughout 2002, except Asia-Pacific, which experienced growth during the year. The sluggish demand for technology products and services is expected to continue, and may worsen, over the near term.

Management Discussion and Analysis (continued)

     We generated approximately 41% of our net sales in fiscal 2002 from products purchased from our top three vendors. Hewlett-Packard Company (“HP”) and Compaq Computer Company, which was acquired by HP in 2002, have been treated for this purpose as a single combined company since the beginning of the current year and considered one of these vendors. HP has communicated its intent to increase the level of business it transacts directly with end-users and/or resellers in certain product categories, customer segments and/or geographies. As a result, our net sales have been and could continue to be negatively affected. In addition, effective November 2002, HP implemented new contract terms and conditions which have pushed additional costs into the distribution channel by reducing existing incentives, product returns rights and price protection coverage, among other terms. To lessen the impact of these changes by HP, we continue to evaluate and make changes to our pricing policies and terms and conditions of sale to our customers. However, no assurance can be given that we will be successful in lessening the impact of these changes on our future results or that our gross margins and/or sales will not be adversely affected by these changes in terms and conditions.

     Net sales from our North American operations decreased 18.5% to $12.1 billion in 2002 from $14.9 billion in 2001 primarily due to the continued sluggish demand for IT products and services, consistent with the continued softening of the U.S. economy, as well as the decision of certain vendors to pursue a direct sales model. Net sales from our European operations decreased approximately 4.7% in local currencies in 2002, reflecting the soft demand for technology products and services in most countries in Europe and our downsizing of operations and exit of certain markets within the region. However, when converted to U.S. dollars, our European net sales remained relatively flat at $7.2 billion as a result of strengthening European currencies compared to the U.S. dollar. Net sales from our Other International operations increased 0.9% to $3.2 billion from $3.1 billion in 2001, primarily due to the growth in our Asia-Pacific region, offset by the decline in our Latin American region due to weak economic conditions prevalent in the region and the downsizing of our operations in certain markets during 2002.

     Gross margin increased to 5.5% in 2002 from 5.3% in 2001. The improvement in our gross margin was primarily due to pricing policy changes we began implementing in 2000 to more appropriately reflect the value and related costs of services we provide to our customers, complemented by improvements in vendor rebates, discounts, inventory management and fee-based revenues. We also continuously evaluate and modify our pricing policies and certain of the terms and conditions offered to our customers to reflect those being imposed by our vendors and general market conditions. As we continue to evaluate our existing pricing policies and make future changes, if any, we may experience moderated or negative sales growth in the near term. In addition, the softness in most economies throughout the world, as well as increased competition may hinder our ability to maintain and/or improve gross margins from the levels realized in 2002.

     Total SG&A expenses decreased 5.3%, or $62.4 million, to $1.1 billion in 2002. In 2002, SG&A expenses included $43.9 million of other major-program costs ($37.5 million in North America, $6.0 million in Europe and $0.4 million in Other International), consisting of accelerated depreciation or losses on disposals of assets associated with the planned exit of facilities and outsourcing of IT infrastructure; consulting fees directly associated with our profit enhancement program; recruitment, retention and costs associated with relocated functions; and other related costs. These costs were more than offset by savings resulting from our previous restructuring actions, as well as the profit enhancement program announced in September 2002, continued cost control measures, lower volume of business and the elimination of $21.0 million of goodwill amortization expense during 2002 as a result of the adoption of a new accounting standard (see Note 2 to consolidated financial statements). However, as a result of the significant decline in our revenues and the incurrence of the major-program costs, SG&A expenses as a percentage of net sales increased to 5.0% in 2002 from 4.7% in 2001. We continue to pursue and implement business process improvements and organizational changes to create sustained cost reductions without sacrificing customer service over the long-term.

     Reorganization costs for 2002 were $71.1 million ($55.7 million in North America, $12.6 million in Europe and $2.8 million in Other International) and primarily consisted of costs for facility consolidations and workforce reductions throughout the world. Reorganization costs for 2001 were $41.4 million ($26.1 million in North America, $13.6 million in Europe and $1.7 million in Other International) and primarily consisted of costs for facility consolidations in North America and Europe and workforce reductions worldwide (see Note 3 to consolidated financial statements).

     In 2001, we also recorded special items of $22.9 million, which primarily consisted of $10.2 million for the write-off of capitalized software; $9.2 million of reserves, which were fully utilized in 2002, recorded for claims filed with one of our prior credit insurance companies, which was liquidated in 2001; and $3.5 million to reduce our minority equity investment in an Internet-related company to estimated net realizable value (see Note 3 to consolidated financial statements).

Management Discussion and Analysis (continued)

     Income from operations as a percentage of net sales decreased to 0.2% in 2002 from 0.4% in 2001. Our North American income from operations as a percentage of net sales decreased to 0.3% in 2002 from 0.7% in 2001. Our European income from operations as a percentage of net sales was flat at 0.2% in 2002 and 2001. Our Other International income from operations as a percentage of net sales was less than 0.1% in 2002 compared to a loss from operations of 0.8% in 2001. Our income from operations in 2002 was negatively impacted by the lower volume of business as well as reorganization costs and other major-program costs, partially offset by the improvements in our gross margin as discussed above. We expect our operating margins for the fiscal year 2003 to improve over 2002 as a result of our profit enhancement program. However, the softness in most economies throughout the world, as well as increased competition, may hinder our ability to maintain and/or improve operating margins from the levels realized in 2002.

     Other expense (income) consisted primarily of interest, foreign currency exchange losses, losses on sales of receivables under our ongoing accounts receivable facilities and other non-operating gains and losses. In 2002, we recorded net other expense of $41.2 million, or 0.2% as a percentage of net sales, compared to $77.0 million in 2001, or 0.3% as a percentage of net sales in 2001. In 2002, net other expense included a pre-tax gain of $6.5 million arising from the sale of our remaining shares of Softbank common stock. No such transaction occurred in 2001. The remaining decrease of $29.3 million was attributable to reduced losses on sales of receivables and lower net interest expense resulting from lower interest rates and lower average borrowings in 2002 compared to 2001, partially offset by higher foreign currency exchange losses, primarily in Latin America, in 2002 compared to 2001. The decrease in our average borrowings outstanding, including off-balance sheet debt resulting from utilization of our accounts receivable facilities, compared to prior year primarily reflects our continued focus on managing working capital as well as the overall lower volume of business.

     Our effective tax rate was 37.0% in 2002 compared to 41.3% in 2001. The decrease in the 2002 effective tax rate was primarily attributable to the change in the proportion of income earned within the various taxing jurisdictions and/or tax rates applicable to such taxing jurisdictions and the elimination of goodwill amortization, a substantial portion of which was not deductible for tax purposes.

     In 2001, we repurchased more than 99% of our outstanding convertible debentures with a total carrying value of $220.8 million for $225.0 million in cash, resulting in an extraordinary loss of $2.6 million, net of tax benefits of $1.6 million. No such transaction occurred in 2002.

     As noted in our discussion of critical accounting policies and estimates, in the first quarter of 2002, we recorded a noncash charge of $280.9 million, net of income taxes of $2.6 million, for the cumulative effect of adopting FAS 142.

Year Ended December 29, 2001 Compared to Year Ended December 30, 2000

     Our consolidated net sales decreased 18.0% to $25.2 billion in 2001 from $30.7 billion in 2000. The decrease in worldwide net sales was primarily attributable to the decline in demand for technology products and services throughout the world. This decline in demand initially surfaced in North America in the fourth quarter of 2000, but spread to all of our regions of operations during 2001.

     Net sales from our North American operations decreased 25.4% to $14.9 billion in 2001 from $19.9 billion in 2000 primarily due to the continued sluggish demand for IT products and services, consistent with the continued softening of the U.S. economy. Net sales from our European operations were flat in local currencies in 2001, reflecting the soft demand for technology products and services in most countries in Europe, but when converted to U.S. dollars, our net sales decreased 4.2% to $7.2 billion in 2001 from $7.5 billion in 2000 as a result of weaker European currencies as compared to the U.S. dollar. For our Other International operations, net sales decreased 4.4% to $3.1 billion in 2001 from $3.3 billion in 2000, primarily due to overall softness in demand for technology products and services in our Asia-Pacific region and our tighter control of growth in this region as we developed our infrastructure. Our Latin American region, however, experienced moderate sales growth in 2001 compared to 2000 primarily due to the growth of our customer base in the region.

     Gross margin increased to 5.3% in 2001 from 5.1% in 2000. The improvement in our gross margin was primarily due to pricing policy changes we initiated during 2000 to more appropriately reflect the value and related costs of services we provide to our customers, complemented by improvements in vendor rebates, discounts and fee-based revenues.

Management Discussion and Analysis (continued)

     Total SG&A expenses decreased 2.5%, or $30.2 million, to $1.2 billion in 2001. The decrease in our SG&A expenses was attributable primarily to the savings that resulted from our reorganization efforts during fiscal year 2001 discussed below, our continued cost control measures, and the lower volume of business. However, as a result of the significant decline in our revenues, SG&A expenses as a percentage of net sales increased to 4.7% in 2001 from 3.9% in 2000.

     Reorganization costs for 2001 were $41.4 million ($26.1 million in North America, $13.6 million in Europe and $1.7 million in Other International) and primarily consisted of costs of facility consolidations in North America and Europe and headcount reductions worldwide. No reorganization costs were incurred in 2000. In 2001, we also recorded special items of $22.9 million, which primarily consisted of $10.2 million for the write-off of capitalized software; $9.2 million of reserves, which were fully utilized in 2002, recorded for claims filed with an independent and unrelated former credit insurance company, which was liquidated in 2001; and $3.5 million to reduce our minority equity investment in an Internet-related company to estimated net realizable value (see Note 3 to consolidated financial statements).

     Income from operations as a percentage of net sales decreased to 0.4% in 2001 compared to 1.2% in 2000. Our North American income from operations as a percentage of net sales decreased to 0.7% in 2001 compared with 1.5% in 2000. Our European income from operations as a percentage of net sales decreased to 0.2% in 2001 from 0.7% in 2000. Our Other International loss from operations as a percentage of net sales was 0.8% in 2001 compared to income from operations of 0.1% in 2000. Our income from operations was negatively impacted by lower volume of business, reorganization costs and special items and the increase in SG&A expenses as a percentage of net sales, partially offset by our improvement in gross margin, all of which are discussed above.

     Other expense (income) consisted primarily of interest, foreign currency exchange losses, losses on sales of receivables under our ongoing accounts receivable facilities, and other non-operating gains and losses. In 2001, we recorded $77.0 million of net other expense, or 0.3% as a percentage of net sales, compared to net other income of $9.1 million in 2000, or less than 0.1% as a percentage of net sales. The income in 2000 primarily resulted from our sale of approximately 15% of our original holdings of Softbank common stock for a pre-tax gain of approximately $111.5 million, net of related costs. No such transaction occurred in 2001. The offsetting decrease in net other expense of $25.4 million was attributable to lower interest rates in the first half of the year and lower average borrowings, including off-balance sheet debt resulting from utilization of our accounts receivable facilities, in 2001 compared to 2000. The decrease in our average borrowings outstanding compared to the prior period primarily reflects our continued focus on managing working capital as well as the overall lower volume of business.

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

Quarterly Data; Seasonality

     Our quarterly operating results have fluctuated significantly in the past and will likely continue to do so in the future as a result of:

•	seasonal variations in the demand for our products and services such as lower demand in Europe during the summer months, increased Canadian government purchasing in the first quarter, and worldwide pre-holiday stocking in the retail channel during the September-to-November period;

•	competitive conditions in our industry, which may impact the prices charged and terms and conditions imposed by our suppliers and/or competitors and the prices we charge our customers;

•	variations in our levels of excess inventory and doubtful accounts, and changes in the terms of vendor-sponsored programs such as price protection and return rights;

•	changes in the level of our operating expenses;

•	the impact of acquisitions we may make;

•	the impact of and possible disruption caused by reorganization efforts, including expenses and/or charges;

•	the introduction by us or our competitors of new products and services offering improved features and functionality;

•	the loss or consolidation of one or more of our significant suppliers or customers;

•	product supply constraints;

•	interest rate fluctuations, which may increase our borrowing costs, and may influence the willingness of customers and end-users to purchase products and services;

•	currency fluctuations in countries in which we operate; and

•	general economic conditions.

     Given the general slowdown in the global economy and specifically the demand for IT products and services, these historical variations may not be indicative of future trends in the near term. Our narrow operating margins may magnify the impact of the foregoing factors on our operating results.

Management Discussion and Analysis (continued)

     The following table sets forth certain unaudited quarterly historical financial data for each of the eight quarters in the period ended December 28, 2002. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in our opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the selected quarterly information. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report to Shareowners. The operating results for any quarter shown are not necessarily indicative of results for any future period.

					Income (Loss)		Diluted Earnings
					Before Extra-		(Loss) Per Share
					ordinary Item and		Before Extra-
				Income	and Cumulative		ordinary Item and	Diluted
			Income	(Loss)	Effect of		Cumulative Effect	Earnings
			(Loss)	Before	Adoption of a	Net	of Adoption of a	(Loss)
	Net	Gross	From	Income	New Accounting	Income	New Accounting	Per
	Sales	Profit	Operations	Taxes	Standard	(Loss)	Standard	Share

	(in millions, except per share data)
Fiscal Year Ended December 28, 2002 Thirteen Weeks Ended (1):
March 30, 2002	$5,616.6	$303.6	$30.8	$24.5	$15.5	$(265.4)	$0.10	$(1.74)
June 29, 2002	5,352.8	293.1	26.0	14.0	8.8	8.8	0.06	0.06
September 28, 2002	5,600.2	303.7	(2.6)	(13.2)	(8.3)	(8.3)	(0.06)	(0.06)
December 28, 2002	5,889.7	331.2	(4.0)	(16.3)	(10.3)	(10.3)	(0.07)	(0.07)
Fiscal Year Ended December 29, 2001 Thirteen Weeks Ended (2) (3):
March 31, 2001	$7,193.5	$384.2	$70.5	$43.0	$26.4	$26.4	$0.18	$0.18
June 30, 2001	6,017.3	315.6	4.8	(14.7)	(9.4)	(12.0)	(0.06)	(0.08)
September 29, 2001	5,833.4	307.6	(5.7)	(22.1)	(13.3)	(13.3)	(0.09)	(0.09)
December 29, 2001	6,142.7	322.5	23.3	9.7	5.6	5.6	0.04	0.04

(1)Includes impact of charges related to reorganization and other major-program costs. Pre-tax quarterly charges in 2002 were recorded as follows: first quarter, $3.4 million; second quarter, $5.4 million; third quarter, $45.1 million; fourth quarter, $62.7 million. The first quarter of 2002 also includes a pre-tax gain of $6.5 million on the sale of available-for-sale securities and a charge of $280.9 million, net of taxes for the cumulative effect of adoption of a new accounting standard.

(2)Includes impact of charges related to reorganization plans initiated to streamline operations and reorganize resources. Quarterly charges in 2001 were recorded as follows: second quarter, $19.1 million; third quarter, $11.7 million; fourth quarter, $10.6 million.

(3)Includes impact of special items of $22.9 million for the write-off of capitalized software ($10.2 million) and charges to reserve fully for outstanding insurance claims with an insolvent insurer ($9.2 million) in the third quarter, and an impairment charge on an investment in an Internet-related company ($3.5 million) in the fourth quarter.

Liquidity and Capital Resources

Cash Flows

     We have financed our growth and cash needs largely through income from operations, borrowings under revolving credit and other facilities, sales of accounts receivable through established accounts receivable facilities, trade and supplier credit, the sale of convertible debentures in June 1998 and senior subordinated notes in August 2001, and the sale of Softbank common stock in December 1999, January 2000 and March 2002 (see Notes 2 and 8 to consolidated financial statements).

     One of our ongoing objectives is to improve the use of working capital and put assets to work through increasing inventory turns and steady management of vendor payables and customer receivables. In this regard and in combination with the lower volume of business, we reduced our debt level in 2002, thereby lowering our debt-to-capitalization ratio to 18.3% at December 28, 2002 compared to 19.7% and 22.5% at December 29, 2001 and December 30, 2000, respectively. Including off-balance sheet debt related to our accounts receivable financing programs totaling $75.0 million, $222.3 million and $910.2 million at December 28, 2002, December 29, 2001 and December 30, 2000, respectively, our debt-to- capitalization ratio decreased to 21.2% at December 28, 2002 compared to 26.7% and 43.7% at December 29, 2001 and December 30, 2000, respectively. Although we have realized significant improvements in working capital management and debt reduction and continue to strive for further improvements, no assurance can be made that we will be able to maintain our current debt levels. The following is a detailed discussion of our cash flows for 2002, 2001 and 2000.

Management Discussion and Analysis (continued)

     Net cash provided by operating activities was $238.5 million, $286.7 million and $839.1 million in 2002, 2001 and 2000, respectively. The decrease in cash provided by our operating activities during 2002 and 2001 compared to 2000 was primarily attributable to the reduction in the amounts sold to and held by third parties under our accounts receivable programs and the decrease in operating income, partially offset by a greater decrease in other working capital items primarily resulting from the overall lower volume of business and a continued focus on managing working capital. As a result of our strong working capital management, our inventory turns improved 37% as of December 28, 2002 and December 29, 2001 compared to December 30, 2000.

     Net cash used by investing activities was $28.1 million, $70.3 million and $19.5 million in 2002, 2001 and 2000, respectively. The net cash used by investing activities in 2002 was primarily due to capital expenditures of approximately $54.7 million, partially offset by cash proceeds of approximately $31.8 million from the sale of Softbank common stock. In 2001, cash used was primarily related to $86.4 million used for capital expenditures, partially offset by cash proceeds from the sale of property and equipment of $20.3 million. In 2000, cash used was primarily related to $146.1 million for capital expenditures, partially offset by the proceeds from the sale of Softbank common stock totaling $119.2 million.

     Net cash used by financing activities was $114.6 million, $78.3 million and $805.3 million in 2002, 2001 and 2000, respectively. Net cash used by financing activities in 2002 primarily resulted from the net repayment of our revolving credit and other debt facilities of $125.0 million, partially offset by the proceeds from the exercise of stock options. The paydown of debt was primarily enabled through cash provided by operations, continued focus on working capital management and lower financing needs as a result of the lower volume of business. Net cash used by financing activities in 2001 primarily resulted from the repurchase of convertible debentures for $225.0 million and net repayments of our revolving credit and other debt facilities of $68.3 million. This was primarily enabled through cash provided by operations, continued focus on working capital management and lower volume of business, as well as by the proceeds from our issuance of senior subordinated notes of $195.1 million and proceeds from the exercise of stock options of $19.9 million. Net cash used by financing activities in 2000 was primarily due to the repurchase of the convertible debentures of $231.3 million and the net repayment of borrowings under the revolving credit facilities and other debt facilities of $584.3 million through the use of cash provided by operations and the continued focus on working capital management, as well as the proceeds received from the sale of Softbank common stock in 2000 and amounts sold under our accounts receivable programs.

Acquisitions

     We account for all acquisitions after June 30, 2001 in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” The results of operations of these businesses have been combined with our results of operations beginning on their acquisition dates.

     In June 2002, we increased our ownership in a Singapore-based subsidiary engaged in export operations to 100% by acquiring the remaining 49% interest held by minority shareholders. In addition, we acquired the Cisco Systems Inc. business unit of an IT distributor in The Netherlands in October 2002 and an IT distributor in Belgium in December 2002. The total purchase price for these acquisitions, consisting of aggregate net cash payments of approximately $8.3 million plus assumption of certain liabilities, was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the dates of acquisition, resulting in the recording of approximately $9.2 million of goodwill.

     In December 2001, we concluded a business combination involving certain assets and liabilities of our former subdistributor in the People’s Republic of China. In addition, during September 2001, we acquired certain assets of an IT distribution business in the United Kingdom. The purchase price for these transactions, consisting of aggregate cash payments of $15.9 million plus assumption of certain liabilities, was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the transaction dates, resulting in the recording of approximately $105.4 million of goodwill.

     The results of operations for companies acquired in 2002 and 2001 were not material to our consolidated results of operations on an individual or aggregate basis, and accordingly, pro forma results of operations have not been presented.

Capital Resources

     Our cash and cash equivalents totaled $387.5 million and $273.1 million at December 28, 2002 and December 29, 2001, respectively.

Management Discussion and Analysis (continued)

     In March 2000, we entered into a revolving five-year accounts receivable securitization program in the U.S., which provides for the issuance of up to $700 million in commercial paper secured by undivided interests in a pool of transferred receivables. In connection with this program most of our U.S. trade accounts receivable are transferred without recourse to a trust, in exchange for a beneficial interest in the total pool of trade receivables. In addition, the trust has issued $25 million of fixed-rate, medium-term certificates, also secured by undivided interests in the pool of transferred receivables. Sales of undivided interests to third parties under this program result in a reduction of total accounts receivable in our consolidated balance sheet. The excess of the trade accounts receivable transferred over amounts sold to and held by third parties at any one point in time represents our retained interest in the transferred accounts receivable and is shown in our consolidated balance sheet as a separate caption under accounts receivable. Retained interests are carried at their fair market value, estimated as the net realizable value, which considers the relatively short liquidation period and includes an estimated provision for credit losses. At December 28, 2002 and December 29, 2001, the amount of undivided interests sold to and held by third parties under this U.S. program totaled $75.0 million and $80.0 million, respectively.

     We also have certain other revolving trade accounts receivable based facilities in Europe and Canada, which provide up to approximately $270 million of additional financing capacity. Under these programs, approximately $142.3 million of trade accounts receivable were sold to and held by third parties at December 29, 2001 in our consolidated balance sheet, resulting in a further reduction of trade accounts receivable. No trade accounts receivable under these programs were sold to and held by third parties at December 28, 2002.

     The aggregate amount of trade accounts receivable sold to and held by third parties under the U.S., European and Canadian programs, or off-balance sheet debt, as of December 28, 2002 and December 29, 2001 totaled $75.0 million and $222.3 million, respectively. This decrease reflects our lower financing needs as a result of our lower volume of business and improvements in working capital management. The decrease in amounts sold to and held by third parties resulted in an increase in our retained interests in securitized receivables, which was more than offset by an overall decrease in receivables resulting from the lower volume of business. We believe that available funding under our accounts receivable financing programs provides us increased flexibility to make incremental investments in strategic growth initiatives and to manage working capital requirements.

     Our financing capacity under the above accounts receivable financing programs is dependent upon the level of our trade accounts receivable eligible to be transferred or sold into the accounts receivable financing programs. As of December 28, 2002, our actual aggregate capacity under these programs based on eligible accounts receivable outstanding was $715 million. We believe that there are sufficient eligible trade accounts receivable to support our anticipated financing needs under the U.S., European and Canadian accounts receivable financing programs.

     As is customary in trade accounts receivable securitization arrangements, a reduction in the credit rating of the third-party issuer of commercial paper or a back-up liquidity provider (which provides a source of funding if the commercial paper market cannot be accessed) could result in an adverse change in, or loss of, our financing capacity under these programs if the commercial paper issuer and/or liquidity back-up provider is not replaced. Loss of such financing capacity could have a material adverse effect on our financial condition, results of operations and liquidity. However, based on our assessment of the duration of these programs, the history and strength of the financial partners involved, other historical data, and the remoteness of such contingencies, we believe it is unlikely that any of these risks will materialize in the near term.

     On August 16, 2001, we sold $200.0 million of 9.875% senior subordinated notes due 2008 at an issue price of 99.382%, resulting in net cash proceeds of approximately $195.1 million, net of issuance costs of approximately $3.7 million. Under the terms of these notes, we are required to comply with certain restrictive covenants, including restrictions on the incurrence of additional indebtedness, the amount of dividends we can pay and the amount of common stock we can repurchase (see Note 7 to consolidated financial statements for further discussion on the terms for redemption).

Management Discussion and Analysis (continued)

     On August 16, 2001, we also entered into interest rate swap agreements with two financial institutions, the effect of which was to swap the fixed-rate obligation on our senior subordinated notes for a floating rate obligation based on 90-day LIBOR plus 4.260%. All other financial terms of the interest rate swap agreement are identical to those of the senior subordinated notes, except for the quarterly payments of interest, which are on November 15, February 15, May 15 and August 15 in each year, commencing on November 15, 2001 and ending on the termination date of the swap agreement. These interest rate swap arrangements contain ratings conditions requiring more frequent posting of collateral and at minimum increments if our credit ratings decline to certain set levels. At December 28, 2002, the marked-to-market value of the interest rate swap amounted to $24.8 million, which is recorded in other assets with an offsetting adjustment to the hedged debt, bringing the total carrying value of the senior subordinated notes to $223.8 million.

     Effective June 28, 2002, we entered into a three-year European revolving trade accounts receivable backed financing facility for approximately $112 million with a financial institution that has an arrangement with a third-party issuer of commercial paper. The facility requires certain commitment fees and a minimum borrowing requirement of approximately $16.8 million over the term of the agreement. Borrowings under the facility incur financing costs at rates indexed to EuroLIBOR. Our ability to access financing under this facility is dependent upon the level of trade accounts receivable of one of our European subsidiaries and the level of market demand for commercial paper. If the third-party issuer is unable to issue commercial paper, or the credit ratings of the issuer or the financial institution are downgraded, we could lose access to financing under this program. We believe it is unlikely that any of these risks will materialize in the near term. At December 28, 2002, we had borrowings of $49.6 million under this facility.

     On December 13, 2002, we entered into a $150 million revolving senior unsecured credit facility with a bank syndicate that expires in December 2005. Under this facility, we are required to comply with certain financial covenants, including minimum tangible net worth, restrictions on funded debt and interest coverage. This facility also restricts the amount of dividends we can pay as well as the amount of common stock we can repurchase annually. We had no borrowings outstanding under this credit facility at December 28, 2002. This facility can also be used to support letters of credit. At December 28, 2002, letters of credit totaling approximately $12.7 million were issued, principally to certain vendors, to support purchases by our subsidiaries.

     We also have various lines of credit, commercial paper, short-term overdraft facilities and other senior credit facilities with various financial institutions worldwide, which provide for borrowing capacity aggregating approximately $312 million and $585 million at December 28, 2002 and December 29, 2001, respectively. Most of these arrangements are on an uncommitted basis and are reviewed periodically for renewal. At December 28, 2002 and December 29, 2001, we had borrowings of $92.1 million and $250.8 million, respectively, outstanding under these facilities. The weighted average interest rate on the outstanding borrowings under these credit facilities was 5.4% and 5.2% per annum at December 28, 2002 and December 29, 2001, respectively.

     On June 9, 1998, we sold $1.3 billion aggregate principal amount at maturity of our zero coupon convertible senior debentures due 2018. Gross proceeds from the offering were $460.4 million, which represented a yield to maturity of 5.375% per annum. At December 28, 2002 and December 29, 2001, our remaining convertible debentures had an outstanding balance of $0.4 million and were convertible into approximately 5,000 shares of our Class A Common Stock.

Management Discussion and Analysis (continued)

     We are in compliance with all covenants or other requirements set forth in our accounts receivable financing programs and credit agreements discussed above. The following summarizes our financing capacity and contractual obligations at December 28, 2002 (in millions), and the effect scheduled payments on such obligations are expected to have on our liquidity and cash flows in future periods.

			Payments Due by Period

Significant	Total	Balance	Less Than		After
Contractual Obligations	Capacity	Outstanding	1 Year	1 - 3 Years	3 Years

Senior subordinated notes	$223.8	$223.8	$—	$—	$223.8
European revolving trade accounts receivable backed financing facility	112.0	49.6	32.8	16.8	—
Revolving senior unsecured credit facility	150.0	—	—	—	—
Overdraft and others	312.4	92.1	92.1	—	—
Convertible debentures	0.4	0.4	—	0.4	—

Subtotal	798.6	365.9	124.9	17.2	223.8
Accounts receivable financing programs (1)	995.0	75.0	—	75.0	—
Minimum payments under operating leases and IT outsourcing agreement(2)	561.8	561.8	81.9	158.3	321.6

Total	$2,355.4	$1,002.7	$206.8	$250.5	$545.4

(1) Payments due by period were classified based on the maturity dates of the related accounts receivable financing programs. The total capacity amount in the table above represents the maximum capacity available under these programs. Our actual capacity is dependent upon the actual amount of eligible trade accounts receivable outstanding that may be transferred or sold into these programs. As of December 28, 2002, our actual aggregate capacity under these programs based on eligible accounts receivable outstanding was $715 million.

(2) In December 2002, we entered into an agreement with a third-party provider of IT outsourcing services. The services to be provided include mainframe, major server, desktop and enterprise storage operations, wide-area and local-area network support and engineering; systems management services; help desk services; and worldwide voice/PBX. This agreement expires in December 2009, but is cancelable at our option subject to payment of termination fees of up to $7.4 million in 2003 and declining monthly to $0.4 million by December 2009. Additionally, we lease the majority of our facilities and certain equipment under noncancelable operating leases. Renewal and purchase options at fair values exist for a substantial portion of the leases. Amounts in this table represent future minimum payments on operating leases that have remaining noncancelable lease terms in excess of one year as well as under the IT outsourcing agreement.

Management Discussion and Analysis (continued)

     Proceeds from stock option exercises provide us an additional source of cash. In 2002, 2001, and 2000, cash proceeds from the exercise of stock options totaled $10.4 million, $19.9 million and $10.4 million, respectively.

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

     In December 1998, we purchased 2,972,400 shares of common stock of SOFTBANK Corp., or Softbank, Japan’s largest distributor of software, peripherals and networking products, for approximately $50.3 million. During December 1999, we sold approximately 35% of our original investment in Softbank common stock for approximately $230.1 million, resulting in a pre-tax gain of approximately $201.3 million, net of expenses. In January 2000, we sold an additional approximately 15% of our original holdings in Softbank common stock for approximately $119.2 million resulting in a pre-tax gain of approximately $111.5 million, net of expenses. In March 2002, we sold our remaining shares of Softbank common stock for approximately $31.8 million resulting in a pre-tax gain of $6.5 million, net of expenses. We generally used the proceeds from these sales to reduce existing indebtedness. The realized gains, net of expenses, associated with the sales of Softbank common stock in March 2002, January 2000 and December 1999 totaled $4.1 million, $69.3 million and $125.2 million, respectively, net of deferred taxes of $2.4 million, $42.1 million and $76.1 million, respectively (see Notes 2 and 8 to consolidated financial statements). The Softbank common stock was sold in the public market by certain of our foreign subsidiaries, which are located in a low-tax jurisdiction. At the time of each sale, we concluded that U.S. taxes were not currently payable on the gains based on our internal assessment and opinions received from our advisors. However, in situations involving uncertainties in the interpretation of complex tax regulations by various taxing authorities, we provide for deferred tax liabilities unless we consider it probable that these taxes will not be due. The level of opinions received from our advisors and our internal assessment did not allow us to reach that conclusion on this matter. Although we review our assessments in these matters on a regular basis, we cannot currently determine when this matter will be finally resolved with the taxing authorities, or if the deferred taxes of $2.4 million, $42.1 million and $76.1 million for the 2002, 2000 and 1999 sales, respectively, will ultimately be paid. Accordingly, we continue to provide for these tax liabilities. If we are successful in obtaining a favorable resolution of this matter, our tax provision would be reduced to reflect the elimination of some or all of these deferred tax liabilities. However, in the event of an unfavorable resolution, we believe that we will be able to fund any such taxes that may be assessed on this matter with our available sources of liquidity. Our federal tax returns for fiscal years through 1998 have been closed. The U.S. IRS has begun an examination process related to our federal tax returns for fiscal year 1999 and has surveyed such returns.

Capital Expenditures

     We presently expect to spend approximately $80 million in fiscal 2003 for capital expenditures.

Transactions with Related Parties

     We have loans receivable from certain of our executive officers and other associates. These loans, ranging up to $0.5 million, have interest rates ranging from 0.0% to 6.75% per annum and are payable from 15 days to five years. All loans to executive officers, unless granted prior to their election to such position, were approved by the Human Resources Committee of our Board of Directors and were granted prior to July 30, 2002, the effective date of the Sarbanes-Oxley Act of 2002. No material modification or renewals to these loans to executive officers have been made since that date or subsequent to the employee’s election as an executive officer, if later. At December 28, 2002 and December 29, 2001, our employee loans receivable balance was $1.3 million and $1.6 million, respectively.

New Accounting Standards

     Refer to Note 2 to consolidated financial statements for the discussion of new accounting standards.

Management Discussion and Analysis (continued)

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

     Our foreign currency risk management objective is to protect our earnings and cash flows resulting from sales, purchases and other transactions from the adverse impact of exchange rate movements. Foreign exchange risk is managed by using forward and option contracts to offset exchange risk associated with receivables and payables. By policy, we maintain hedge coverage between minimum and maximum percentages. Currency interest rate swaps are used to hedge foreign currency denominated principal and interest payments related to intercompany and third-party loans. During 2002, hedged transactions were denominated primarily in U.S. dollars, euros, pounds sterling, Canadian dollars, Australian dollars, Danish krone, Swedish krona, Swiss francs, Norwegian kroner, Indian rupees, and Mexican pesos.

     We are exposed to changes in interest rates primarily as a result of our long-term debt used to maintain liquidity and finance inventory, capital expenditures and business expansion. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve our objectives we use a combination of fixed- and variable-rate debt and interest rate swaps. In August 2001, we entered into interest rate swap agreements with two financial institutions, the effect of which was to swap our fixed rate obligation on our senior subordinated notes for a floating rate obligation based on 90-day LIBOR plus 4.260%. As of December 28, 2002 and December 29, 2001, substantially all of our outstanding debt had variable interest rates.

Market Risk Management

     Foreign exchange and interest rate risk and related derivatives used are monitored using a variety of techniques including a review of market value, sensitivity analysis and Value-at-Risk (“VaR”). The VaR model determines the maximum potential loss in the fair value of market-sensitive financial instruments assuming a one-day holding period. The VaR model estimates were made assuming normal market conditions and a 95% confidence level. There are various modeling techniques that can be used in the VaR computation. Our computations are based on interrelationships between currencies and interest rates (a “variance/co-variance” technique). The value of foreign currency options does not change on a one-to-one basis with changes in the underlying currency rate. The potential loss in option value was adjusted for the estimated sensitivity (the “delta” and “gamma”) to changes in the underlying currency rate. The model includes all of our forwards, options, cross-currency and other interest rate swaps, fixed-rate debt and nonfunctional currency denominated debt (i.e., our market-sensitive derivative and other financial instruments as defined by the SEC). The accounts receivable and accounts payable denominated in foreign currencies, which certain of these instruments are intended to hedge, were excluded from the model.

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

	Interest Rate	Currency Sensitive
	Sensitive Financial	Financial	Combined
	Instruments	Instruments	Portfolio

VaR as of December 28, 2002	$7.0	$0.1	$5.7
VaR as of December 29, 2001	6.3	0.2	6.1

Management Discussion and Analysis (continued)

Cautionary Statements for Purposes of the Safe Harbor Provisions of the Private Securities
     Litigation Reform Act of 1995

     The matters in this Annual Report that are forward-looking statements, including, but not limited to, statements about future operating income improvements from the profit enhancement programs, competition, revenues, expenses and other operating results or ratios, economic conditions, liquidity, capital requirements, and exchange rate fluctuations, are based on current management expectations that involve certain risks which if realized, in whole or in part, could have a material adverse effect on our business, financial condition and results of operations, including, without limitation: (1) the failure to achieve the objectives of our profit enhancement program as announced in September 2002 or other process or organizational changes, in whole or in part, or delays in implementing components of the program; (2) intense competition, regionally and internationally, including competition from alternative business models, such as manufacturer-to-end-user selling, may lead to reduced prices, lower sales or reduced sales growth, lower gross margins, extended payment terms with customers, increased capital investment and interest costs, bad debt risks and product supply shortages; (3) termination of a supply or services agreement with a major supplier or customer or a significant change in supplier terms or conditions of sale; (4) failure of information systems and/or failure to successfully transition certain components of our IT infrastructure to our chosen third-party provider could result in significant disruption to business or additional cost, or may not generate the intended level of cost savings; (5) disruptions in business operations due to reorganization activities; (6) the continuation or worsening of the severe downturn in economic conditions (particularly purchases of technology products) and failure to adjust costs in a timely fashion in response to a sudden decrease in demand; (7) losses resulting from significant credit exposure to reseller customers and negative trends in their businesses; (8) rapid product improvement and technological change and resulting obsolescence risks; (9) future terrorist or military actions; (10) dependence on key individuals and inability to retain personnel; (11) reductions in credit ratings and/or unavailability of adequate capital; (12) interest rate and foreign currency fluctuations; (13) adverse impact of governmental controls and actions or political or economic instability could adversely affect foreign operations; (14) failure to attract new sources of business from expansion of products or services or entry into new markets; (15) inability to manage future adverse industry trends; (16) difficulties and risks associated with integrating operations and personnel in acquisitions; (17) future periodic assessments required by current or new accounting standards may result in additional charges; and (18) dependence on independent shipping companies.

     We have instituted in the past and continue to institute changes to our strategies, operations and processes to address these risk factors and to mitigate their impact on our results of operations and financial position. However, no assurances can be given that we will be successful in these efforts. For a further discussion of these and other significant factors to consider in connection with forward-looking statements concerning us, reference is made to Exhibit 99.01 of our Annual Report on Form 10-K for the fiscal year ended December 28, 2002; other risks or uncertainties may be detailed from time to time in our future SEC filings. We disclaim any duty to update any forward-looking statements.

INGRAM MICRO INC. CONSOLIDATED BALANCE SHEET (Dollars in 000s, except per share data)

	Fiscal Year End

	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$387,513	$273,059
Investment in available-for-sale securities	—	24,031
Accounts receivable:
Trade accounts receivable	1,770,988	1,760,581
Retained interest in securitized receivables	583,918	537,376

Total accounts receivable (less allowances of $89,889 and $79,927)	2,354,906	2,297,957
Inventories	1,564,065	1,623,628
Other current assets	293,902	238,171

Total current assets	4,600,386	4,456,846
Property and equipment, net	250,244	303,833
Goodwill	233,922	508,227
Other	59,802	33,101

Total assets	$5,144,354	$5,302,007

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,623,188	$2,607,145
Accrued expenses	438,787	279,669
Current maturities of long-term debt	124,894	252,803

Total current liabilities	3,186,869	3,139,617
Long-term debt, less current maturities	241,052	205,304
Deferred income taxes and other liabilities	80,444	89,788

Total liabilities	3,508,365	3,434,709

Commitments and contingencies (Note 10)
Stockholders’ equity:
Preferred Stock, $0.01 par value, 25,000,000 shares authorized; no shares issued and outstanding	—	—
Class A Common Stock, $0.01 par value, 500,000,000 shares authorized; 150,778,355 and 149,024,793 shares issued and outstanding in 2002 and 2001, respectively	1,508	1,490
Class B Common Stock, $0.01 par value, 135,000,000 shares authorized; no shares issued and outstanding	—	—
Additional paid-in capital	707,689	691,958
Retained earnings	952,753	1,227,945
Accumulated other comprehensive loss	(25,548)	(53,416)
Unearned compensation	(413)	(679)

Total stockholders’ equity	1,635,989	1,867,298

Total liabilities and stockholders’ equity	$5,144,354	$5,302,007

See accompanying notes to these consolidated financial statements.

INGRAM MICRO INC. CONSOLIDATED STATEMENT OF INCOME (Dollars in 000s, except per share data)

	Fiscal Year

	2002	2001	2000

Net sales	$22,459,265	$25,186,933	$30,715,149
Cost of sales	21,227,627	23,857,034	29,158,851

Gross profit	1,231,638	1,329,899	1,556,298

Operating expenses:
Selling, general and administrative	1,110,295	1,172,665	1,202,861
Reorganization costs	71,135	41,411	—
Special items	—	22,893	—

	1,181,430	1,236,969	1,202,861

Income from operations	50,208	92,930	353,437

Other expense (income):
Interest income	(11,870)	(16,256)	(8,527)
Interest expense	32,702	55,624	88,726
Losses on sales of receivables	9,363	20,332	13,351
Net foreign exchange loss	8,736	5,204	3,322
Gain on sale of available-for-sale securities	(6,535)	—	(111,458)
Other	8,814	12,091	5,514

	41,210	76,995	(9,072)

Income before income taxes, extraordinary item and cumulative effect of adoption of a new accounting standard	8,998	15,935	362,509
Provision for income taxes	3,329	6,588	138,756

Income before extraordinary item and cumulative effect of adoption of a new accounting standard	5,669	9,347	223,753
Extraordinary gain (loss) on repurchase of debentures, net of $(1,634) and $1,469 in income taxes	—	(2,610)	2,420
Cumulative effect of adoption of a new accounting standard, net of $(2,633) in income taxes	(280,861)	—	—

Net income (loss)	$(275,192)	$6,737	$226,173

Basic earnings per share:
Income before extraordinary item and cumulative effect of adoption of a new accounting standard	$0.04	$0.06	$1.54
Extraordinary gain (loss) on repurchase of debentures	—	(0.01)	0.01
Cumulative effect of adoption of a new accounting standard	(1.87)	—	—

Net income (loss)	$(1.83)	$0.05	$1.55

Diluted earnings per share:
Income before extraordinary item and cumulative effect of adoption of a new accounting standard	$0.04	$0.06	$1.51
Extraordinary gain (loss) on repurchase of debentures	—	(0.02)	0.01
Cumulative effect of adoption of a new accounting standard	(1.85)	—	—

Net income (loss)	$(1.81)	$0.04	$1.52

See accompanying notes to these consolidated financial statements.

INGRAM MICRO INC. CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (Dollars in 000s)

	Common Stock		Additional		Accumulated Other
			Paid-in	Retained	Comprehensive	Unearned
	Class A	Class B	Capital	Earnings	Income (Loss)	Compensation	Total

January 1, 2000	$712	$727	$645,182	$995,035	$328,285	$(3,096)	$1,966,845
Stock options exercised	16		10,381				10,397
Income tax benefit from exercise of stock options			2,671				2,671
Vesting of redeemable Class B Common Stock		6	3,705				3,711
Conversion of Class B to Class A Common Stock	29	(29)					—
Forfeiture of restricted Class A Common Stock			(485)			192	(293)
Issuance of Class A Common Stock related to Employee Stock Purchase Plan	1		1,893				1,894
Amortization of unearned compensation						1,722	1,722
Stock-based employee compensation expense			1,493				1,493
Comprehensive income (loss)				226,173	(340,221)		(114,048)

December 30, 2000	758	704	664,840	1,221,208	(11,936)	(1,182)	1,874,392
Stock options exercised	26		19,886				19,912
Income tax benefit from exercise of stock options			4,927				4,927
Conversion of Class B to Class A Common Stock	704	(704)					—
Grant of restricted Class A Common Stock	1		789			(790)	—
Issuance of Class A Common Stock related to Employee Stock Purchase Plan	1		1,447				1,448
Amortization of unearned compensation						1,293	1,293
Stock-based employee compensation expense			69				69
Comprehensive income (loss)				6,737	(41,480)		(34,743)

December 29, 2001	1,490	—	691,958	1,227,945	(53,416)	(679)	1,867,298
Stock options exercised	17		10,359				10,376
Income tax benefit from exercise of stock options			2,951				2,951
Grant of restricted Class A Common Stock			310			(310)	—
Issuance of Class A Common Stock related to Employee Stock Purchase Plan	1		1,276				1,277
Amortization of unearned compensation						576	576
Stock-based employee compensation expense			835				835
Comprehensive income (loss)				(275,192)	27,868		(247,324)

December 28, 2002	$1,508	$—	$707,689	$952,753	$(25,548)	$(413)	$1,635,989

See accompanying notes to these consolidated financial statements.

INGRAM MICRO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS (Dollars in 000s)

	Fiscal Year

	2002	2001	2000

Cash flows from operating activities:
Net income (loss)	$(275,192)	$6,737	$226,173
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Cumulative effect of adoption of a new accounting standard, net of income taxes	280,861	—	—
Depreciation	98,763	94,017	86,471
Amortization of goodwill	—	20,963	22,039
Noncash charges for impairments and losses on disposals of property and equipment, software and investments	16,813	21,504	—
Noncash charges for interest and compensation	2,277	6,993	23,145
Deferred income taxes	(40,112)	7,553	50,757
Pre-tax gain on sale of available-for-sale securities	(6,535)	—	(111,458)
Loss (gain) on repurchase of debentures (net of tax)	—	2,610	(2,420)
Changes in operating assets and liabilities, net of effects of acquisitions:
Changes in amounts sold under accounts receivable programs	(147,253)	(687,935)	647,600
Accounts receivable	240,645	643,836	(142,357)
Inventories	134,246	1,292,429	556,222
Other current assets	(2,898)	45,011	53,850
Accounts payable	(104,378)	(1,100,279)	(614,398)
Accrued expenses	41,279	(66,741)	43,453

Cash provided by operating activities	238,516	286,698	839,077

Cash flows from investing activities:
Purchase of property and equipment	(54,679)	(86,438)	(146,104)
Proceeds from sale of property and equipment	2,920	20,289	16,400
Acquisitions, net of cash acquired	(8,256)	(15,923)	(4,620)
Net proceeds from sale of available-for-sale securities	31,840	—	119,228
Other	68	11,764	(4,385)

Cash used by investing activities	(28,107)	(70,308)	(19,481)

Cash flows from financing activities:
Repurchase of redeemable Class B Common Stock	—	(39)	(89)
Proceeds from exercise of stock options	10,376	19,912	10,397
Repurchase of debentures	—	(224,977)	(231,330)
Net proceeds from issuance of senior subordinated notes	—	195,084	—
Repayments of debt	(122,999)	(36,201)	(156,232)
Net repayments under revolving credit facilities	(2,000)	(32,109)	(428,053)

Cash used by financing activities	(114,623)	(78,330)	(805,307)

Effect of exchange rate changes on cash and cash equivalents	18,668	(15,561)	8,119

Increase in cash and cash equivalents	114,454	122,499	22,408
Cash and cash equivalents, beginning of year	273,059	150,560	128,152

Cash and cash equivalents, end of year	$387,513	$273,059	$150,560

Supplemental disclosures of cash flow information:
Cash payments during the year:
Interest	$31,926	$47,246	$72,953
Income taxes	40,670	43,858	40,438
Noncash investing activities during the year:
Assets acquired in exchange for liabilities assumed	—	157,700	—
Equity incentive plan stock issuance	310	790	—

See accompanying notes to these consolidated financial statements.

INGRAM MICRO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in 000s, except per share data)

Note 1 — Organization and Basis of Presentation

     Ingram Micro Inc. (“Ingram Micro”) and its subsidiaries are primarily engaged in the distribution of information technology (“IT”) products and supply chain management services worldwide. Ingram Micro operates in North America, Europe, Latin America and Asia-Pacific.

Note 2 — Significant Accounting Policies

Basis of Consolidation

     The consolidated financial statements include the accounts of Ingram Micro and its subsidiaries (collectively referred to herein as the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year

     The fiscal year of the Company is a 52- or 53-week period ending on the Saturday nearest to December 31. All references herein to “2002,” “2001,” and “2000” represent the 52-week fiscal years ended December 28, 2002, December 29, 2001, and December 30, 2000, respectively.

Use of Estimates

     Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S.”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the financial statement date, and reported amounts of revenue and expenses during the reporting period. Significant estimates primarily relate to the realizable value of accounts receivable; vendor programs; inventories; goodwill, intangible assets and other long-lived assets; income taxes; and contingencies and litigation. Actual results could differ from these estimates.

Revenue Recognition

     Revenue on products shipped is recognized when the risks and rights of ownership are substantially passed to the customer. Service revenues are recognized upon delivery of the services. Service revenues have represented less than 10% of total net sales for 2002, 2001 and 2000. The Company, under specific conditions, permits its customers to return or exchange products. The provision for estimated sales returns is recorded concurrently with the recognition of revenue.

Vendor Programs

     Funds received from vendors for price protection, product rebates, marketing and training, product returns and promotion programs are generally recorded, net of direct costs, as adjustments to product costs, revenue or selling, general and administrative expenses according to the nature of the program. Some of these programs may extend over one or more quarterly reporting periods. The Company accrues rebates or other vendor incentives as earned based on sales of qualifying products or as services are provided in accordance with the terms of the related program.

     The Company sells products purchased from many vendors. In fiscal 2002, 2001, and 2000, the Company’s top three vendors (as measured by the Company’s net sales of all products purchased from vendors) contributed approximately 41%, 39% and 42%, respectively, of the Company’s net sales.

Warranties

     The Company’s suppliers generally warrant the products distributed by the Company and allow returns of defective products, including those that have been returned to the Company by its customers. The Company does not independently warrant the products it distributes; however, the Company does warrant its services with regard to products that it configures for its customers and products that it builds to order from components purchased from other sources. In addition, the Company is obligated to provide warranty protection for sales of certain IT products within the European Union (“EU”) where vendors have not affirmatively agreed to provide pass-through protection for up to two years as required under the EU directive. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience. Warranty expense and the related obligations are not material to the Company’s consolidated financial statements.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

Foreign Currency Translation and Remeasurement

     Financial statements of foreign subsidiaries, for which the functional currency is the local currency, are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for statement of income items. Translation adjustments are recorded in accumulated other comprehensive income, a component of stockholders’ equity. The functional currency of the Company’s subsidiaries in Latin America and certain countries within the Company’s Asia-Pacific operations is the U.S. dollar; accordingly, the monetary assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues, expenses, gains or losses are translated at the average exchange rate for the period, and nonmonetary assets and liabilities are translated at historical rates. The resultant remeasurement gains and losses of these subsidiaries as well as gains and losses from foreign currency transactions are included in the consolidated statement of income.

Fair Value of Financial Instruments

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and other accrued expenses approximate fair value because of the short maturity of these items. The carrying amounts of outstanding debt issued pursuant to bank credit agreements approximate fair value because interest rates over the relative term of these instruments approximate current market interest rates. At December 28, 2002 and December 29, 2001, the carrying value of the Company’s 9.875% Senior Subordinated Notes due in 2008 was $223,846 and $204,899, respectively, which approximated their fair value at the respective dates. See discussion of Derivative Financial Instruments below.

Cash and Cash Equivalents

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Book overdrafts of $130,171 and $162,286 as of December 28, 2002 and December 29, 2001, respectively, are included in accounts payable.

Inventories

     Inventories are stated at the lower of average cost or market.

Property and Equipment

     Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives noted below, except for the lives of assets which have been, or will be, accelerated as a result of actions from the Company’s profit enhancement program as discussed in Note 3. The Company also capitalizes computer software costs that meet both the definition of internal-use software and defined criteria for capitalization in accordance with Statement of Position No. 98-1, “Accounting for the Cost of Computer Software Developed or Obtained for Internal Use.” Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life.

Buildings	40 years
Leasehold improvements	3-17 years
Distribution equipment	5-7 years
Computer equipment and software	3-8 years

     Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized.

Long-Lived and Intangible Assets

     In 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets” (“FAS 144”). In accordance with FAS 144, the Company assesses potential impairments to its long-lived assets when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. If required, an impairment loss is recognized as the difference between the carrying value and the fair value of the assets.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

Goodwill

     Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in an acquisition accounted for using the purchase method. Effective the first quarter of 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”). FAS 142 eliminated the amortization of goodwill. Instead, goodwill was reviewed for impairment upon adoption and will be reviewed at least annually thereafter. In connection with the initial impairment tests, the Company obtained valuations of its individual reporting units from an independent third-party valuation firm. The valuation methodologies included, but were not limited to, estimated net present value of the projected future cash flows of these reporting units. As a result of these impairment tests, the Company recorded a noncash charge of $280,861, net of income taxes of $2,633, to reduce the carrying value of goodwill to its implied fair value in accordance with FAS 142. This charge is reflected as a cumulative effect of adoption of a new accounting standard in the Company’s consolidated statement of income.

     In the fourth quarter of 2002, the Company performed an impairment test of its remaining goodwill. In connection with this test, valuations of the individual reporting units were obtained from an independent third-party valuation firm. The valuation methodologies were consistent with those used in the initial impairment tests. No additional impairment was indicated based on these tests.

     The changes in the carrying amount of goodwill for the 52 weeks ended December 28, 2002 are as follows:

	North		Other
	America	Europe	International	Total

Balance at December 29, 2001	$78,304	$75,510	$354,413	$508,227
Impairment charge upon adoption of FAS 142	—	(75,510)	(207,984)	(283,494)
Acquisitions	—	2,152	7,007	9,159
Foreign currency translation	6	(41)	65	30

Balance at December 28, 2002	$78,310	$2,111	$153,501	$233,922

     In accordance with FAS 142, no amortization of goodwill was recorded for the 52 weeks ended December 28, 2002. If amortization expense of $20,963 and $22,039 had not been recorded for the 52 weeks ended December 29, 2001 and December 30, 2000, respectively, net income for those periods would have been $27,505 or $0.18 per diluted share and $248,007 or $1.67 per diluted share, respectively.

Investments in Available-for-Sale Securities

     The Company classified its existing marketable equity securities as available-for-sale in accordance with the provisions of Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” These securities were carried at fair market value, with unrealized gains and losses reported in stockholders’ equity as a component of accumulated other comprehensive income (loss). Realized gains or losses on securities sold were based on the specific identification method.

     In December 1998, the Company purchased 2,972,400 shares of common stock of SOFTBANK Corp. (“Softbank”), Japan’s largest distributor of software, peripherals and networking products, for approximately $50,262. During December 1999, the Company sold 1,040,400 shares or approximately 35% of its original investment in Softbank common stock for approximately $230,109, resulting in a pre-tax gain of approximately $201,318, net of expenses. In January 2000, the Company sold an additional 445,800 shares or approximately 15% of its original holdings in Softbank common stock for approximately $119,228, resulting in a pre-tax gain of approximately $111,458, net of expenses. In March 2002, the Company sold its remaining 1,486,200 shares or approximately 50% of its original investment in Softbank common stock for approximately $31,840, resulting in a pre-tax gain of approximately $6,535, net of expenses. The realized gains, net of expenses, associated with the sales of Softbank common stock in March 2002, January 2000 and December 1999 totaled $4,117, $69,327 and $125,220, respectively, net of deferred income taxes of $2,418, $42,131 and $76,098, respectively (see Note 8). The Company used the net proceeds from the sales primarily to repay existing indebtedness.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

     In connection with the December 1999 sale of Softbank common stock, the Company issued warrants to Softbank for the purchase of 1,500,000 shares of the Company’s Class A Common Stock with an exercise price of $13.25 per share, which approximated the market price of the Company’s common stock on the warrant issuance date. The warrants were exercisable immediately and have a five-year term.

     At December 29, 2001, the unrealized holding loss associated with the Softbank common stock totaled $672, net of $428 in deferred income taxes. At December 28, 2002, there were no unrealized holding gains or losses due to the sale in March 2002 of the Company’s remaining investment in Softbank.

Concentration of Credit Risk

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable and derivative financial instruments. Credit risk with respect to trade accounts receivable is limited due to the large number of customers and their dispersion across geographic areas. No single customer accounts for 10% or more of the Company’s net sales. The Company performs ongoing credit evaluations of its customers’ financial conditions, obtains credit insurance in certain locations and requires collateral in certain circumstances. The Company maintains an allowance for probable credit losses.

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

     Foreign exchange risk is managed primarily by using forward contracts to hedge receivables and payables. Written foreign currency options are used to mitigate currency risk in conjunction with purchased options. Currency interest rate swaps are used to hedge foreign currency denominated principal and interest payments related to intercompany loans.

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

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

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

     Derivative financial instruments comprise the following:

	Fiscal Year End

	2002		2001

	Notional	Estimated	Notional	Estimated
	Amounts	Fair Value	Amounts	Fair Value

Foreign exchange forward contracts	$713,158	$(6,406)	$671,082	$(1,467)
Purchased foreign currency options	—	—	2,545	39
Written foreign currency options	—	—	3,838	(1)
Currency interest rate swaps	376,004	(75,333)	378,241	16,989
Interest rate swaps	200,000	24,840	200,000	6,070

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

     The components of accumulated other comprehensive income (loss) are as follows:

	Foreign	Unrealized	Accumulated
	Currency	Gain (Loss) on	Other
	Translation	Available-for-	Comprehensive
	Adjustment	Sale Securities	Income (Loss)

Balance at January 1, 2000	$(28,651)	$356,936	$328,285
Change in foreign currency translation adjustment	(250)	—	(250)
Unrealized holding loss arising during the period	—	(270,644)	(270,644)
Reclassification adjustment for realized gain included in net income	—	(69,327)	(69,327)

Balance at December 30, 2000	(28,901)	16,965	(11,936)
Change in foreign currency translation adjustment	(23,843)	—	(23,843)
Unrealized holding loss arising during the period	—	(17,637)	(17,637)

Balance at December 29, 2001	(52,744)	(672)	(53,416)
Change in foreign currency translation adjustment	27,196	—	27,196
Unrealized holding loss arising during the period	—	4,789	4,789
Reclassification adjustment for realized gain included in net income	—	(4,117)	(4,117)

Balance at December 28, 2002	$(25,548)	$—	$(25,548)

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

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

     The computation of Basic EPS and Diluted EPS is as follows:

	Fiscal Year

	2002	2001	2000

Income before extraordinary item and cumulative effect of adoption of a new accounting standard	$5,669	$9,347	$223,753

Weighted average shares	150,211,973	147,511,408	145,213,882

Basic earnings per share before extraordinary item and cumulative effect of adoption of a new accounting standard	$0.04	$0.06	$1.54

Weighted average shares including the dilutive effect of stock options and warrants (1,933,696; 2,536,399; and 3,427,109 for 2002, 2001, and 2000, respectively)	152,145,669	150,047,807	148,640,991

Diluted earnings per share before extraordinary item and cumulative effect of adoption of a new accounting standard	$0.04	$0.06	$1.51

     At December 28, 2002, December 29, 2001 and December 30, 2000, there were $427, $405, and $220,035, respectively, in Zero Coupon Convertible Senior Debentures that were convertible into approximately 5,000, 5,000 and 3,051,000 shares, respectively, of Class A Common Stock (see Note 7). These potential shares were excluded from the computation of Diluted EPS because their effect would be antidilutive. Additionally, there were approximately 18,182,000, 16,155,000 and 11,178,000 options in 2002, 2001, and 2000, respectively, that were not included in the computation of Diluted EPS because the exercise price was greater than the average market price of the Class A Common Stock, thereby resulting in an antidilutive effect.

Accounting for Stock-Based Compensation

     The Company has adopted the provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock Based Compensation – Transition and Disclosure” (“FAS 148”), which amends FASB Statement No. 123, “Accounting for Stock-Based Compensation.” As permitted by FAS 148, the Company continues to measure compensation cost in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations, but provides pro forma disclosures of net income and earnings per share as if the fair-value method had been applied. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions to stock-based employee compensation.

	Fiscal Year

	2002	2001	2000

Net income (loss), as reported	$(275,192)	$6,737	$226,173
Compensation expense as determined under FAS 123, net of related tax effects	31,610	26,651	43,056

Pro forma net income (loss)	$(306,802)	$(19,914)	$183,117

Earnings per share:
Basic – as reported	$(1.83)	$0.05	$1.55

Basic – pro forma	$(2.04)	$(0.13)	$1.26

Diluted – as reported	$(1.81)	$0.04	$1.52

Diluted – pro forma	$(2.04)	$(0.13)	$1.23

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

     The weighted average fair value per option granted in 2002, 2001 and 2000 was $6.88, $6.66 and $5.00, respectively. The fair value of options was estimated using the Black-Scholes option-pricing model assuming no dividends and using the following weighted average assumptions:

	Fiscal Year

	2002	2001	2000

Risk-free interest rate	3.49%	3.67%	6.30%
Expected years until exercise	3.0 years	2.5 years	2.2 years
Expected stock volatility	61.8%	68.3%	59.2%

New Accounting Standards

     In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“FAS 143”). FAS 143 requires capitalizing asset retirement costs as part of the total cost of the related long-lived asset and subsequently allocating the total expense to future periods using a systematic and rational method. Adoption of FAS 143 is required for the Company’s fiscal year beginning December 29, 2002 and is not expected to have a material impact on the Company’s consolidated financial position or results of operations upon initial adoption.

     In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB No. 13, and Technical Corrections as of April 2002” (“FAS 145”). FAS 145 rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, FASB Statement No. 64, “Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements.” It also amends FASB Statement No. 13, “Accounting for Leases,” to address certain lease modifications and requires sale-leaseback accounting for certain modifications. Adoption of FAS 145 is required for the Company’s fiscal year beginning December 29, 2002. The adoption of FAS 145 will require the Company to reclassify gains and losses on repurchase of debentures from extraordinary items to income from continuing operations. The adoption of FAS 145 is not expected to have any other material impact on the Company’s consolidated financial position or results of operations.

     In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“FAS 146”). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The provisions of FAS 146 are effective, on a prospective basis, for exit or disposal activities initiated by the Company after December 31, 2002. The Company is in the process of assessing what impact, if any, FAS 146 may have on its consolidated financial position or results of operations.

     In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires a guarantor to recognize a liability at the inception of a guarantee equal to the fair value of the obligation undertaken and elaborates on the disclosures to be made by the guarantor. The disclosure requirements of FIN 45 are required for the fiscal year ended December 28, 2002. The recognition and measurement provisions of FIN 45 are effective, on a prospective basis, for guarantees issued by the Company beginning in fiscal 2003. The adoption of FIN 45 is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

     In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 provides guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable-interest entities (“VIEs”). FIN 46 applies to new entities that are created after the effective date, as well as to existing entities. For VIEs created before February 1, 2003, the recognition and measurement provisions of FIN 46 are effective to the Company no later than the beginning of the third quarter of 2003, while for VIEs created after January 31, 2003, the recognition and measurement provisions of FIN 46 are effective immediately. The Company is in the process of assessing what impact, if any, FIN 46 may have on its consolidated financial position or results of operations.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

Note 3 — Reorganization Costs, Profit Enhancement Program and Special Items

     In June 2001, the Company initiated a broad-based reorganization plan to streamline operations and reorganize resources to increase flexibility, improve service and generate cost savings and operational efficiencies. This program has resulted in restructuring of several functions, consolidation of facilities, and reductions of workforce worldwide in each of the quarters through June 2002.

     In September 2002, the Company announced a comprehensive profit enhancement program to further accelerate its ongoing business improvement program, which is designed to improve operating income through enhancements in gross margins and reductions of selling, general and administrative expenses. Key components of this initiative include enhancement and/or rationalization of vendor and customer programs, optimization of facilities and systems, outsourcing of certain IT infrastructure functions, geographic consolidations and administrative restructuring. The program announced in September 2002 is expected to result in incremental costs of approximately $140,000 (approximately $88,000 after income taxes) recorded over the next several quarters through December 2003. These costs are expected to be recorded in costs of sales, selling, general and administrative expenses, and reorganization costs. As of December 28, 2002, the Company incurred $107,800 of incremental costs related to the profit enhancement program.

Reorganization Costs

     Within the context of the broad-based reorganization plan and the comprehensive profit enhancement program, the Company has developed and implemented detailed plans for restructuring actions. The following table summarizes the Company’s reorganization costs for each of the quarters in the years ended December 28, 2002 and December 29, 2001 resulting from the detailed actions initiated under the broad-based reorganization plan and the profit enhancement program:

	Headcount	Employee Termination	Facility	Other	Total
Quarter Ended	Reduction	Benefits	Costs	Costs	Cost

December 28, 2002
North America	265	$1,824	$25,431	$6,980	$34,235
Europe	150	3,216	512	1,145	4,873
Other International	60	468	(28)	—	440

Subtotal	475	5,508	25,915	8,125	39,548

September 28, 2002
North America	265	2,435	15,470	—	17,905
Europe	165	2,482	1,324	775	4,581
Other International	95	471	(141)	(9)	321

Subtotal	525	5,388	16,653	766	22,807

June 29, 2002
North America	270	1,629	897	—	2,526
Europe	90	1,883	437	(392)	1,928
Other International	110	916	—	—	916

Subtotal	470	4,428	1,334	(392)	5,370

March 30, 2002
North America	105	996	—	—	996
Europe	20	448	814	—	1,262
Other International	90	330	822	—	1,152

Subtotal	215	1,774	1,636	—	3,410

Full year 2002	1,685	$17,098	$45,538	$8,499	$71,135

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

	Headcount	Employee Termination	Facility	Other	Total
Quarter Ended	Reduction	Benefits	Costs	Costs	Cost

December 29, 2001
North America	110	$1,082	$49	$87	$1,218
Europe	120	2,505	4,941	966	8,412
Other International	70	729	234	17	980

Subtotal	300	4,316	5,224	1,070	10,610

September 29, 2001
North America	65	413	6,274	—	6,687
Europe	150	1,189	1,316	1,785	4,290
Other International	35	768	—	—	768

Subtotal	250	2,370	7,590	1,785	11,745

June 30, 2001
North America	1,480	9,292	8,490	402	18,184
Europe	120	732	115	25	872

Subtotal	1,600	10,024	8,605	427	19,056

Full year 2001	2,150	$16,710	$21,419	$3,282	$41,411

     The reorganization charge of $39,548 for the fourth quarter of 2002 included $38,884 related to detailed actions taken during the quarter and net additional charges of $664 to reflect adjustments to detailed actions taken in previous quarters ($68 related to actions taken in the first quarter of 2002 for higher than expected costs associated with employee termination benefits, $450 and $135 related to actions taken in the second quarter and third quarters of 2001, respectively, and $48 related to actions taken in the third quarter of 2002 for higher lease obligations associated with facility consolidations, partially offset by a $37 credit to reorganization costs related to actions taken in the third quarter of 2002 for lower than expected costs associated with employee termination benefits).

     The reorganization charge of $22,807 for the third quarter of 2002 included $21,597 related to detailed actions taken during the quarter and net additional charges of $1,210 to reflect adjustments to detailed actions taken in previous quarters ($1,450 related to actions taken in the second quarter of 2001 for higher lease obligations associated with facility consolidations, partially offset by a $240 credit to reorganization costs related to actions taken in the fourth quarter of 2001 for lower than expected costs associated with employee termination benefits, termination of leases and other costs).

     The reorganization charge of $5,370 for the second quarter of 2002 included $5,082 related to the detailed actions taken during the quarter and net additional charges of $288 to reflect adjustments to detailed actions taken in previous quarters ($897 related to actions taken in the second quarter of 2001 for higher lease obligations associated with facility consolidations, partially offset by credits of $521 and $88 related to actions taken in the third and fourth quarters of 2001, respectively, for lower costs of terminating certain contracts and leases).

     If it takes longer than expected to sublease these facilities, or if available sublease rates continue to decrease, the actual costs to exit these facilities could exceed estimated accrued facility costs and may require adjustment to the original estimates. These adjustments are explained further under the discussions of the reorganization actions below.

     The following are descriptions of the detailed actions under the broad-based reorganization plan and the profit enhancement program:

Quarter ended December 28, 2002

     Reorganization costs for the fourth quarter 2002 were primarily comprised of employee termination benefits for workforce reductions primarily in North America and Europe; facility exit costs were primarily comprised of lease exit costs for the downsizing of the Williamsville, New York office facility, and consolidating the Mississauga, Canada office facility; and other costs primarily comprised of contract termination expenses associated with outsourcing certain IT infrastructure functions as well as other costs associated with the reorganization activities. The Company anticipates that these restructuring actions will be substantially completed within twelve months from December 28, 2002.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

     The reorganization charges, related payment activities for the year ended December 28, 2002 and the remaining liability at December 28, 2002 related to these detailed actions are summarized as follows:

		Amounts Paid		Remaining
		and Charged		Liability at
	Reorganization	Against the		December 28,
	Costs	Liability	Adjustments	2002

Employee termination benefits	$5,478	$1,001	$—	$4,477
Facility costs	25,281	38	—	25,243
Other costs	8,125	712	—	7,413

Total	$38,884	$1,751	$—	$37,133

Quarter ended September 28, 2002

     Reorganization costs for the third quarter 2002 were primarily comprised of employee termination benefits for workforce reductions worldwide; facility exit costs primarily comprised of lease exit costs for the closure of the Memphis, Tennessee configuration center and Harrisburg, Pennsylvania returns center, downsizing the Carol Stream, Illinois and Jonestown, Pennsylvania distribution centers, closing the European assembly facility and the consolidation of operations in Australia; and other costs associated with the reorganization activities. The Company anticipates that these restructuring actions will be substantially completed within twelve months from September 28, 2002.

     The reorganization charges, related payment activities for the year ended December 28, 2002 and the remaining liability at December 28, 2002 related to these detailed actions are summarized as follows:

		Amounts Paid		Remaining
		and Charged		Liability at
	Reorganization	Against the		December 28,
	Costs	Liability	Adjustments	2002

Employee termination benefits	$5,425	$3,241	$(37)	$2,147
Facility costs	15,397	6,949	48	8,496
Other costs	775	140	—	635

Total	$21,597	$10,330	$11	$11,278

     The adjustments reflect lower cost of employee termination benefits in Other International totaling $37 in the fourth quarter of 2002 and higher estimated lease obligations associated with the closure of the Harrisburg, Pennsylvania returns center totaling $76 in the fourth quarter of 2002 due to lower than expected sublease income on the exited facility, partially offset by lower costs of terminating leases in Other International totaling $28.

Quarter ended June 29, 2002

     The Company’s reorganization plan for the second quarter of 2002 primarily included employee termination benefits for workforce reductions worldwide and costs to exit facilities in Europe. The Company anticipates that these restructuring actions will be substantially completed within twelve months from June 29, 2002.

     The reorganization charges, related payment activities for the year ended December 28, 2002 and the remaining liability at December 28, 2002 related to these detailed actions are summarized as follows:

		Amounts Paid		Remaining
		and Charged		Liability at
	Reorganization	Against the		December 28,
	Costs	Liability	Adjustments	2002

Employee termination benefits	$4,428	$4,216	$—	$212
Facility costs	525	525	—	—
Other costs	129	104	—	25

Total	$5,082	$4,845	$—	$237

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

Quarter ended March 30, 2002

     The Company’s reorganization plan for the first quarter of 2002 primarily included facility exit costs, principally comprised of lease exit costs for facility consolidations in Europe and Other International operations, and employee termination benefits for workforce reductions worldwide. The Company anticipates that these restructuring actions will be substantially completed within twelve months from March 30, 2002.

     The reorganization charges, related payment activities for the year ended December 28, 2002 and the remaining liability at December 28, 2002 related to these detailed actions are summarized as follows:

		Amounts Paid		Remaining
		and Charged		Liability at
	Reorganization	Against the		December 28,
	Costs	Liability	Adjustments	2002

Employee termination benefits	$1,774	$1,813	$68	$29
Facility costs	1,636	1,636	—	—

Total	$3,410	$3,449	$68	$29

     The adjustments reflect higher cost of employee termination benefits in North America and Other International totaling $68 in the fourth quarter of 2002.

Quarter ended December 29, 2001

     The Company’s reorganization plan for the fourth quarter of 2001 included facility consolidations, primarily in Europe, and workforce reductions worldwide. These restructuring actions are substantially completed; however, future cash outlays will be required due to severance payment terms and future lease payments related to exited facilities.

     The payment activities, adjustments for the year ended December 28, 2002 and the remaining liability at December 28, 2002 related to these detailed actions are summarized as follows:

	Outstanding	Amounts Paid		Remaining
	Liability at	and Charged		Liability at
	December 29,	Against the		December 28,
	2001	Liability	Adjustments	2002

Employee termination benefits	$2,491	$2,004	$(37)	$450
Facility costs	2,111	1,529	(282)	300
Other costs	766	757	(9)	—

Total	$5,368	$4,290	$(328)	$750

     The adjustments reflect lower cost of employee termination benefits in Other International totaling $37; lower costs of terminating leases and other facilities costs in Other International totaling $194 and terminating several leases in Europe totaling $88; and lower other costs in Other International totaling $9. These adjustments were recorded as credits to reorganization costs in the consolidated statement of income of $240 and $88 for the third and second quarters of 2002, respectively.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

Quarter ended September 29, 2001

     The Company’s reorganization plan for the third quarter of 2001 focused primarily in North America and Europe and, to a limited extent, Other International. This reorganization plan included facility consolidations in the Company’s North American headquarters in Santa Ana, California and two warehouse and office facilities in Southern Europe, and headcount reductions in North America, Europe and Other International operations. These restructuring actions are substantially completed; however, future cash outlays will be required due to future lease payments related to exited facilities.

     The payment activities, adjustments for the year ended December 28, 2002 and the remaining liability at December 28, 2002 related to these detailed actions are summarized as follows:

	Outstanding	Amounts Paid		Remaining
	Liability at	and Charged		Liability at
	December 29,	Against the		December 28,
	2001	Liability	Adjustments	2002

Employee termination benefits	$7	$7	$—	$—
Facility costs	4,228	3,897	135	466
Other costs	1,344	823	(521)	—

Total	$5,579	$4,727	$(386)	$466

     The adjustments to facility costs reflect higher estimated lease obligations associated with the exit of the Santa Ana, California facility totaling $135 in the fourth quarter of 2002 due to lower than expected sublease income on the exited facilities. The adjustment to other costs reflects the favorable settlement of a contract termination in Europe and was recorded as a credit to reorganization expense in the consolidated statement of income for the second quarter of 2002.

Quarter ended June 30, 2001

     The Company’s reorganization plan for the second quarter of 2001 focused primarily in North America and, to a limited extent, in Europe and Other International operations. This reorganization plan included the closure of the Newark and Fullerton, California distribution centers, downsizing the Miami, Florida distribution center, closing the returns processing centers in Santa Ana and Rancho Cucamonga, California and centralizing returns in the Harrisburg, Pennsylvania returns center; restructuring the North American sales force; consolidating the North American product management division; and reorganizing IT resources. These restructuring actions are substantially completed; however, future cash outlays will be required due to severance payment terms and future lease payments related to exited facilities.

     The payment activities, adjustments for the year ended December 28, 2002 and the remaining liability at December 28, 2002 related to these detailed actions are summarized as follows:

	Outstanding	Amounts Paid		Remaining
	Liability at	and Charged		Liability at
	December 29,	Against the		December 28,
	2001	Liability	Adjustments	2002

Employee termination benefits	$1,503	$1,263	$—	$240
Facility costs	2,525	3,754	2,797	1,568

Total	$4,028	$5,017	$2,797	$1,808

     The adjustments to facility costs reflect higher estimated lease obligations associated with the exit of the Newark, California distribution center totaling $120 in the fourth quarter of 2002, the Fullerton, California distribution center totaling $330 and $1,450 in the fourth and third quarters of 2002, respectively, and the Miami distribution center totaling $897 in the second quarter of 2002 due to lower than expected sublease income on the exited facilities.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

Profit Enhancement Program Implementation Costs

     Other costs related to the implementation of the profit enhancement program announced in September 2002 included $43,944 recorded as selling, general and administrative expenses, comprised of $16,034 of incremental depreciation ($12,268 in North America, $3,688 in Europe and $78 in Other International), resulting from the acceleration of estimated useful lives of fixed assets to coincide with the planned exit of certain facilities; $7,642 for losses on disposals of assets associated with outsourcing certain IT infrastructure functions in North America; $15,543 for consulting costs directly related to the profit enhancement program in North America; $2,462 ($2,112 in North America and $350 in Other International) for recruiting, retention and training associated with the relocation of major functions; and $2,263 of other costs primarily related to the Company’s decision to exit certain markets in Europe. The program implementation also resulted in $1,552 recorded in cost of sales, primarily comprised of incremental inventory and vendor-program related costs caused by the decision to exit certain markets in Europe.

Special Items

     During the third and fourth quarters of 2001, the Company recorded special items of $22,893, which were comprised of the following charges: $10,227 for the write-off of electronic storefront technologies that were replaced by the Company with other solutions, and inventory management software, which was no longer required because of the Company’s business process and systems improvements; an impairment charge of $3,500 to reduce the Company’s minority equity investment in an Internet-related company to estimated net realizable value; and $9,166 to fully reserve for the Company’s outstanding insurance claims with an independent and unrelated former credit insurer, which went into liquidation on October 3, 2001. As of December 28, 2002, the full amount of insurance claims has been written-off against the reserve.

Note 4 — Acquisitions

     The Company accounts for all acquisitions after June 30, 2001 in accordance with Statements of Financial Accounting Standards No. 141, “Business Combinations.” The results of operations of these businesses have been combined with the Company’s results of operations beginning on their acquisition dates.

     In June 2002, the Company increased its ownership in a Singapore-based subsidiary engaged in export operations by acquiring the remaining 49% interest held by minority shareholders. In addition, the Company acquired the Cisco Systems Inc. business unit of an IT distributor in The Netherlands in October 2002 and an IT distributor in Belgium in December 2002. The total purchase price for these acquisitions, consisting of aggregate net cash payments of approximately $8,256 plus assumption of certain liabilities, was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the dates of acquisition, resulting in the recording of approximately $9,159 of goodwill.

     In December 2001, the Company concluded a business combination involving certain assets and liabilities of its former subdistributor in the People’s Republic of China. In addition, during September 2001, the Company acquired certain assets of an IT distribution business in the United Kingdom. The purchase price for these transactions, consisting of aggregate cash payments of $15,923 plus assumption of certain liabilities, was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the transaction dates, resulting in the recording of approximately $105,376 of goodwill.

     The results of operations for companies acquired in 2002 and 2001 were not material to the Company’s consolidated results of operations on an individual or aggregate basis, and accordingly, pro forma results of operations have not been presented.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

Note 5 — Accounts Receivable

     In March 2000, the Company entered into a revolving five-year accounts receivable securitization program in the U.S., which provides for the issuance of up to $700,000 in commercial paper secured by undivided interests in a pool of transferred receivables. In connection with this program, most of the Company’s U.S. trade accounts receivable are transferred without recourse to a trust, in exchange for a beneficial interest in the total pool of trade receivables. In addition, the trust has issued $25,000 of fixed-rate, medium-term certificates, also secured by undivided interests in the pool of transferred receivables. Sales of undivided interests to third parties under this program result in a reduction of total accounts receivable in the Company’s consolidated balance sheet. The excess of the trade accounts receivable transferred over amounts sold to and held by third parties at any one point in time represents the Company’s retained interest in the transferred accounts receivable and is shown in the Company’s consolidated balance sheet as a separate caption under accounts receivable. Retained interests are carried at their fair market value, estimated as the net realizable value, which considers the relatively short liquidation period and includes an estimated provision for credit losses. At December 28, 2002 and December 29, 2001, the amount of undivided interests sold to and held by third parties totaled $75,000, and $80,000, respectively.

     The Company also has certain other trade accounts receivable based facilities in Europe and Canada, which provide up to approximately $270,000 of additional financing capacity. Under these programs, approximately $142,253 of trade accounts receivable were sold to and held by third parties at December 29, 2001, resulting in a further reduction of trade accounts receivable in the Company’s consolidated balance sheet at that date. No trade accounts receivable were sold to and held by third parties at December 28, 2002 under these programs.

     The aggregate amount of trade accounts receivable sold to and held by third parties under the U.S., European, and Canadian programs, or off-balance sheet debt, as of December 28, 2002 and December 29, 2001 totaled approximately $75,000 and $222,253, respectively.

     Losses in the amount of $9,363, $20,332 and $13,351 in 2002, 2001 and 2000, respectively, related to the sale of trade accounts receivable under these facilities are included in other expenses in the Company’s consolidated statement of income.

Note 6 — Property and Equipment

     Property and equipment consist of the following:

	Fiscal Year End

	2002	2001

Land	$8,722	$8,891
Buildings and leasehold improvements	126,555	104,395
Distribution equipment	206,698	203,207
Computer equipment and software	307,943	333,012

	649,918	649,505
Accumulated depreciation	(399,674)	(345,672)

	$250,244	$303,833

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

Note 7 — Long-Term Debt

     The Company’s long-term debt consists of the following:

	Fiscal Year End

	2002	2001

Revolving unsecured credit facilities and other long-term debt	$92,088	$252,803
Convertible debentures	427	405
European revolving trade accounts receivable backed financing facility	49,585	—
Senior subordinated notes	223,846	204,899

	365,946	458,107
Current maturities of long-term debt	(124,894)	(252,803)

	$241,052	$205,304

     On December 13, 2002, the Company entered into a $150,000 revolving senior unsecured credit facility with a bank syndicate that expires in December 2005. Under this facility, the Company is required to comply with certain financial covenants, including minimum tangible net worth, restrictions on funded debt and interest coverage. This facility also restricts the amount of dividends the Company can pay, as well as the amount of common stock that it can repurchase annually. The Company had no borrowings outstanding under this credit facility at December 28, 2002. This facility may also be used to support letters of credit. At December 28, 2002, letters of credit totaling approximately $12,650 were issued, principally to certain vendors to support purchases by the Company’s subsidiaries.

     Effective June 28, 2002, the Company entered into a three-year European revolving trade accounts receivable backed financing facility for approximately $112,000 with a financial institution that has an arrangement with a third party issuer of commercial paper. The facility requires certain commitment fees and a minimum borrowing requirement of approximately $16,779 over the term of the agreement. Borrowings under the facility incur financing costs at rates indexed to EuroLIBOR. The Company’s ability to access financing under this facility is dependent upon the level of eligible trade accounts receivable of one of its European subsidiaries and the availability and level of market demand for commercial paper. If the third-party issuer is unable to issue commercial paper, or the credit ratings of the issuer or the financial institution providing liquidity support are downgraded or if there are other disruptions of the commercial paper market, the Company could lose access to financing under this program. At December 28, 2002, the Company had outstanding borrowings of $49,585 under this facility, of which $16,779 is reflected as long-term debt, to reflect the minimum borrowing requirement pursuant to the agreement.

     On August 16, 2001, the Company sold $200,000 of 9.875% Senior Subordinated Notes due 2008 to qualified institutional buyers pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended, at an issue price of 99.382%, resulting in cash proceeds of approximately $195,084 (net of issuance costs of approximately $3,680). The Company subsequently registered the exchange of these Senior Subordinated Notes under the Securities Act of 1933, as amended. Under the terms of these notes, the Company is required to comply with certain restrictive covenants, including restrictions on the incurrence of additional indebtedness, the amount of dividends the Company can pay and the amount of common stock the Company can repurchase.

     Interest on the notes is payable semi-annually in arrears on each February 15 and August 15. The Company may redeem any of the notes beginning on August 15, 2005 with an initial redemption price of 104.938% of their principal amount plus accrued interest. The redemption price of the notes will be 102.469% plus accrued interest beginning on August 15, 2006 and will be 100% of their principal amount plus accrued interest beginning on August 15, 2007. In addition, on or before August 15, 2004, the Company may redeem an aggregate of 35% of the notes at a redemption price of 109.875% of their principal amount plus accrued interest using the proceeds from sales of certain kinds of common stock.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

     On August 16, 2001, the Company also entered into interest rate swap agreements with two financial institutions, the effect of which was to swap the Company’s fixed rate obligation on the Company’s Senior Subordinated Notes for a floating rate obligation based on 90-day LIBOR plus 4.260%. All other financial terms of the interest rate swap agreement are identical to those of the Senior Subordinated Notes, except for the quarterly payment of interest, which will be on November 15, February 15, May 15 and August 15 in each year, commencing on November 15, 2001 and ending on the termination date of the swap agreement. At December 28, 2002 and December 29, 2001, the marked-to-market value of the interest rate swap amounted to $24,840, and $6,070, respectively, which is recorded in other assets with an offsetting adjustment to the hedged debt, bringing the total carrying value of the Senior Subordinated Notes to $223,846 and $204,899, respectively.

     On June 9, 1998, the Company sold $1,330,000 aggregate principal amount at maturity of its Zero Coupon Convertible Senior Debentures due 2018 in a private placement. Gross proceeds from the offering were $460,400, which represented a yield to maturity of 5.375% per annum. In 2000, the Company repurchased convertible debentures with carrying values of $235,219 for $231,330 in cash, resulting in an extraordinary gain of $2,420, net of taxes of $1,469. In 2001, the Company repurchased more than 99% of the remaining outstanding convertible debentures with a total carrying value of $220,733 for $224,977 in cash, resulting in an extraordinary loss of $2,610, net of tax benefits of $1,634. At December 28, 2002 and December 29, 2001, the Company’s remaining convertible debentures had an outstanding balance of $427 and $405, respectively, and were convertible into approximately 5,000 shares of its Class A Common Stock at both dates.

     The Company had a $500,000 revolving senior credit facility with a bank syndicate that expired in October 2002. At December 29, 2001, the Company had $2,000 in outstanding borrowings under this credit facility.

     The Company also has additional lines of credit, commercial paper, short-term overdraft facilities, and other credit facilities with various financial institutions worldwide, which provide for borrowing capacity aggregating $312,428, and $584,626 at December 28, 2002 and December 29, 2001, respectively. Most of these arrangements are on an uncommitted basis and are reviewed periodically for renewal. At December 28, 2002 and December 29, 2001, the Company had $92,088 and $250,803, respectively, outstanding under these facilities. The weighted average interest rate on the outstanding borrowings under these credit facilities was 5.4% and 5.2% per annum at December 28, 2002 and December 29, 2001, respectively.

     Annual maturities of the Company’s long-term debt as of December 28, 2002 are as follows: $124,894 in 2003, $17,206 in 2004, and $223,846 in 2008.

     The Company is required to comply with certain financial covenants under some of its financing facilities, including minimum tangible net worth, restrictions on funded debt and interest coverage. The Company is also restricted in the amount of dividends it can pay as well as the amount of common stock that it can repurchase annually. At December 28, 2002, the Company was in compliance with these financial covenants.

Note 8 — Income Taxes

     The components of income before taxes, extraordinary item and cumulative effect of adoption of a new accounting standard consist of the following:

	Fiscal Year

	2002	2001	2000

United States	$3,058	$17,163	$332,241
Foreign	5,940	(1,228)	30,268

Total	$8,998	$15,935	$362,509

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

     The provision for income taxes before extraordinary item and cumulative effect of adoption of a new accounting standard consist of the following:

	Fiscal Year

	2002	2001	2000

Current:
Federal	$9,901	$(15,165)	$55,038
State	2,364	(6,656)	4,626
Foreign	31,176	20,856	28,335

	43,441	(965)	87,999

Deferred:
Federal	(4,917)	21,150	58,418
State	(2,493)	7,827	6,537
Foreign	(32,702)	(21,424)	(14,198)

	(40,112)	7,553	50,757

Provision for income taxes	$3,329	$6,588	$138,756

     Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred tax assets and liabilities are as follows:

	Fiscal Year Ended

	2002	2001

Net deferred tax assets and (liabilities):
Net operating loss carryforwards	$79,845	$71,197
Allowance on accounts receivable	22,093	10,159
Tax credit carryforwards	19,097	26,839
Inventories	(8,349)	(2,537)
Realized gain on available-for-sale securities not currently taxable	(120,647)	(118,229)
Depreciation and amortization	(35,517)	(50,111)
Other	18,809	(8,969)

	(24,669)	(71,651)
Unrealized gain on available-for-sale securities	—	428

Total	$(24,669)	$(71,223)

     Net current deferred tax assets of $35,267, and $9,707 were included in other current assets at December 28, 2002 and December 29, 2001, respectively. Net non-current deferred tax liabilities of $59,936 and $80,930 are included in other liabilities at December 28, 2002 and December 29, 2001, respectively.

     The Company has deferred tax liabilities of $2,418, $42,131 and $76,098 related to its sale of Softbank common stock in 2002, 2000 and 1999, respectively (see Note 2). The Softbank common stock was sold in the public market by certain of Ingram Micro’s foreign subsidiaries, which are located in a low-tax jurisdiction. At the time of sale, the Company concluded that U.S. taxes were not currently payable on the gains based on its internal assessment and opinions received from its advisors. However, in situations involving uncertainties in the interpretation of complex tax regulations by various taxing authorities, the Company provides for deferred tax liabilities unless it considers it probable that taxes will not be due. The level of opinions received from its advisors and the Company’s internal assessment did not allow the Company to reach that conclusion on this matter. Although the Company reviews its assessments in these matters on a regular basis, it cannot currently determine when this matter will be finally resolved with the taxing authorities, or if the deferred taxes of $2,418, $42,131 and $76,098 for the 2002, 2000 and 1999 sales, respectively, will ultimately be paid. Accordingly the Company continues to provide for these tax liabilities. If the Company is successful in obtaining a favorable resolution of this matter, the Company’s tax provision would be reduced to reflect the elimination of some or all of these deferred tax liabilities. However, in the event of an unfavorable resolution, the Company believes that it will be able to fund any such taxes that may be assessed on this matter with available sources of liquidity. The Company’s federal tax returns for fiscal years through 1998 have been closed. The U.S. IRS has begun an examination process related to the Company’s federal tax returns for fiscal year 1999 and has surveyed such returns.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

     Reconciliation of statutory U.S. federal income tax rate to the Company’s effective rate is as follows:

	Fiscal Year

	2002	2001	2000

U.S. statutory rate	$3,149	$5,577	$126,878
State income taxes, net of federal income tax benefit	(83)	1,171	11,163
Effect of international operations	834	(4,537)	(2,968)
Goodwill	—	4,352	4,731
Other	(571)	25	(1,048)

Total tax provision	$3,329	$6,588	$138,756

     At December 28, 2002, the Company had net operating tax loss carryforwards of $325,824 of which approximately 76% have no expiration date. The remaining net operating tax loss carryforwards expire through the year 2012.

     The Company does not provide for income taxes on undistributed earnings of foreign subsidiaries as such earnings are intended to be permanently reinvested in those operations.

Note 9 — Transactions with Related Parties

     The Company has loans receivable from certain of its executive officers and other associates. These loans, ranging up to $500, have interest rates ranging from 0.0% to 6.75% per annum and are payable from 15 days to five years. All loans to executive officers, unless granted prior to their election to such position, were approved by the Human Resources Committee of the Company’s Board of Directors and were granted prior to July 30, 2002, the effective date of the Sarbanes-Oxley Act of 2002. No material modification or renewals to these loans to executive officers have been made since that date or subsequent to the employee’s election as an executive officer of the Company, if later. At December 28, 2002 and December 29, 2001, the Company’s employee loans receivable balance was $1,310, and $1,598, respectively.

Note 10 — Commitments and Contingencies

     There are various claims, lawsuits and pending actions against the Company incidental to its operations. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

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

     The Company leases the majority of its facilities and certain equipment under noncancelable operating leases. Renewal and purchase options at fair values exist for a substantial portion of the leases. Rental expense for the years ended 2002, 2001, and 2000 was $92,489, $97,555 and $99,030, respectively.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

     In December 2002, the Company entered into an agreement with a third-party provider of IT outsourcing services. The services to be provided include mainframe, major server, desktop and enterprise storage operations, wide-area and local-area network support and engineering; systems management services; help desk services; and worldwide voice/PBX. This agreement expires in December 2009, but is cancelable at the option of the Company subject to payment of termination fees of up to $7,369 in 2003 and declining monthly to $400 by December 2009.

     Future minimum rental commitments on operating leases that have remaining noncancelable lease terms in excess of one year as well as minimum contractual payments under the IT outsourcing agreement as of December 28, 2002 were as follows:

2003	$81,898
2004	81,232
2005	77,068
2006	59,278
2007	53,688
Thereafter	208,681

$561,845

     The above minimum payments have not been reduced by minimum sublease rental income of $47,543 due in the future under noncancelable sublease agreements as follows: $5,427, $5,099, $4,130, $3,894, $4,195 and $24,798 in 2003, 2004, 2005, 2006, 2007 and thereafter, respectively.

Note 11 — Segment Information

     The Company operates predominantly in a single industry segment as a distributor of information technology products and services. The Company’s operating segments are based on geographic location, and the measure of segment profit is income from operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Geographic areas in which the Company operated in 2002 included North America (United States and Canada), Europe (Austria, Belgium, Denmark, Finland, France, Germany, Hungary, Italy, The Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland, and the United Kingdom) and Other International (Australia, The People’s Republic of China [including Hong Kong], India, Malaysia, New Zealand, Singapore, Thailand, Argentina, Brazil, Chile, Mexico, and Peru). Effective in 2002, the Company combined its U.S. and Canadian operations and now reports these entities as its North American segment consistent with the Company’s current management organizational structure. The Company’s Canadian operations were previously reported under Other International operations. Prior year amounts have been reclassified to conform to the current segment structure. Inter-geographic sales primarily represent intercompany sales that are accounted for based on established sales prices between the related companies and are eliminated in consolidation.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

     Financial information by geographic segments is as follows:

	As of and for the Fiscal Year Ended

	2002	2001	2000

Net sales
North America
Sales to unaffiliated customers	$12,132,099	$14,882,004	$19,949,072
Intergeographic sales	147,459	169,452	192,339
Europe	7,150,128	7,156,840	7,472,265
Other International	3,177,038	3,148,089	3,293,812
Eliminations of intergeographic sales	(147,459)	(169,452)	(192,339)

Total	$22,459,265	$25,186,933	$30,715,149

Income (loss) from operations
North America	$36,498	$104,673	$299,257
Europe	12,739	13,642	51,105
Other International	971	(25,385)	3,075

Total	$50,208	$92,930	$353,437

Identifiable assets
North America	$3,391,571	$3,369,369	$4,364,751
Europe	1,278,812	1,264,164	1,514,109
Other International	473,971	668,474	730,122

Total	$5,144,354	$5,302,007	$6,608,982

Capital expenditures
North America	$38,401	$62,206	$102,113
Europe	10,773	14,598	34,839
Other International	5,505	9,634	9,152

Total	$54,679	$86,438	$146,104

Depreciation
North America	$70,791	$70,837	$64,196
Europe	21,297	17,257	16,610
Other International	6,675	5,923	5,665

Total	$98,763	$94,017	$86,471

Goodwill Amortization
North America	$—	$6,374	$5,760
Europe	—	3,300	5,467
Other International	—	11,289	10,812

Total	$—	$20,963	$22,039

     Supplemental information relating to reorganization costs, special items and other profit enhancement program costs by geographic segment is as follows:

	Fiscal Year

	2002	2001	2000

Reorganization costs
North America	$55,662	$26,088	$—
Europe	12,644	13,574	—
Other International	2,829	1,749	—

Total	$71,135	$41,411	$—

Special items
North America	$—	$18,868	$—
Other International	—	4,025	—

Total	$—	$22,893	$—

Other profit enhancement program costs
Charged to cost of sales
Europe	$1,552	$—	$—

Charged to operating expenses
North America	$37,565	$—	$—
Europe	5,951	—	—
Other International	428	—	—

Total	$43,944	$—	$—

Note 12 — Stock Options and Equity Incentive Plans

     The following summarizes the Company’s existing stock option and equity incentive plans.

Rollover Stock Option Plan

     Certain of the Company’s employees participated in the qualified and non-qualified stock option and stock appreciation right (“SAR”) plans of the Company’s former parent, Ingram Industries Inc. (“Industries”). In conjunction with the Company’s split-off from Industries in 1996, Industries options and SARs held by the Company’s employees and certain other Industries options, SARs and Incentive Stock Units (“ISUs”) were converted to or exchanged for Ingram Micro options (“Rollover Stock Options”). Approximately 11,000,000 Rollover Stock Options were outstanding immediately following the conversion. All Rollover Stock Options were fully vested in 2001 and no such options expire later than 10 years from the date of grant.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

Equity Incentive Plans

     In 2002, the Company had three existing equity incentive plans, the 1996, 1998, and 2000 Equity Incentive Plans (collectively called “the Equity Incentive Plans”) which provide for the grant of stock-based awards including incentive stock options, non-qualified stock options, restricted stock, and stock appreciation rights, among others, to key employees and members of the Company’s board of directors. Under the three plans, the Company’s board of directors authorized 47,000,000 shares to be made available for grants. As of December 28, 2002, approximately 11,000,000 shares were available for grant. Options granted under the Equity Incentive Plans were issued at exercise prices ranging from $7.00 to $53.56 per share and have expiration dates not longer than 10 years from the date of grant. The options granted generally vest over a period of one to five years. In 2002 and 2001, the Company granted a total of 17,322 and 55,973 shares, respectively, of restricted Class A Common Stock to board members and an executive under the 2000 Plan. These shares have no purchase price and vest ratably over a period of one to three years. The Company recorded unearned compensation in 2002 and 2001 of $310 and $790, respectively, as a component of stockholders’ equity.

     In August 2001, the human resources committee of the Company’s board of directors authorized a modification of the exercise schedule to retirees under the Equity Incentive Plans. The modification extended the exercise period upon retirement (as defined in the Equity Incentive Plans) from 12 months to 60 months for outstanding options as of August 1, 2001 and for all options granted thereafter, but not to exceed the contractual life of the option. Compensation expense will be recorded upon the retirement of eligible employees and is calculated based on the excess of the fair value of the Company’s stock on the modification date ($14.28 per share) over the exercise price of the modified option multiplied by the number of vested but unexercised options outstanding upon retirement. A noncash compensation charge of $835 and $69 was recorded in 2002 and 2001, respectively, relating to this modification.

     A summary of activity under the Company’s stock option plans is presented below:

	Shares	Weighted
	(000s)	Exercise Price

Outstanding at January 1, 2000	19,043	$16.90
Stock options granted during the year	10,016	13.52
Stock options exercised	(1,621)	6.41
Forfeitures	(3,031)	19.01

Outstanding at December 30, 2000	24,407	15.93
Stock options granted during the year	7,412	15.21
Stock options exercised	(2,630)	7.57
Forfeitures	(2,887)	20.15

Outstanding at December 29, 2001	26,302	16.15
Stock options granted during the year	7,233	15.66
Stock options exercised	(1,627)	6.38
Forfeitures	(2,516)	17.72

Outstanding at December 28, 2002	29,392	16.42

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

     The following table summarizes information about stock options outstanding and exercisable at December 28, 2002.

	Options Outstanding			Options Exercisable

	Number Outstanding at December 28, 2002 (000s)	Weighted- Average Remaining Life	Weighted- Average Exercise Price	Number Exercisable at December 28, 2002 (000s)	Weighted- Average Exercise Price

Range of Exercise Prices

$0.68 - $3.32	195	0.5	$3.13	195	$3.13
$7.00	660	1.3	7.00	660	7.00
$10.63 - $12.13	4,723	7.1	11.63	3,082	11.64
$12.56 - $15.40	9,026	8.4	13.49	3,521	13.29
$16.20- $19.69	11,503	6.8	17.49	5,685	17.58
$20.75 - $27.00	1,011	3.0	24.26	907	24.14
$27.06 - $53.56	2,274	3.6	32.93	1,767	33.26

	29,392		16.42	15,817	16.98

     Stock options exercisable totaled approximately 15,817,000 and 12,567,000 at December 28, 2002 and December 29, 2001, respectively, at weighted average exercise prices of $16.98 and $16.34, respectively.

Employee Stock Purchase Plans

     In 1998, the board of directors and the Company’s shareholders approved the 1998 Employee Stock Purchase Plan (the “Plan”) under which 3,000,000 shares of the Company’s Class A Common Stock could be sold to employees. Under the Plan, employees can elect to have between 1% and 6% of their earnings withheld to be applied to the purchase of these shares. The purchase price under the Plan is generally the lesser of the market price on the beginning or ending date of the offering periods. Under the 1998 Plan, offerings were made both in January and July of 2002 and 2001. The 2002 and 2001 offerings ended on December 31, 2002 and 2001, respectively. In January 2003 and 2002, the Company issued approximately 38,000 and 109,000 of the authorized shares and converted approximately $470 and $1,277, respectively, in accrued employee contributions into stockholders’ equity as a result.

Employee Benefit Plans

     The Company’s employee benefit plans permit eligible employees to make contributions up to certain limits, which are matched by the Company at stipulated percentages. The Company’s contributions charged to expense were $5,046 in 2002, $5,031 in 2001, and $4,530 in 2000.

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

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

     The detail of changes in the number of issued and outstanding shares of Class A Common Stock, Class B Common Stock, and Redeemable Class B Common Stock for the three-year period ended December 28, 2002, is as follows:

	Common Stock

			Class B
	Class A	Class B	Redeemable

January 1, 2000	71,212,517	72,738,016	542,855
Stock options exercised	1,620,890	—	—
Repurchase of redeemable Class B Common Stock	—	—	(12,657)
Conversion of Class B Common Stock to Class A Common Stock	2,858,408	(2,858,408)	—
Vesting of redeemable Class B Common Stock	—	530,198	(530,198)
Issuance of Class A Common Stock related to Employee Stock Purchase Plan	144,300	—	—
Forfeiture of restricted Class A Common Stock	(38,000)	—	—

December 30, 2000	75,798,115	70,409,806	—
Stock options exercised	2,629,714	—	—
Repurchase of Class B Common Stock	—	(5,550)	—
Conversion of Class B Common Stock to Class A Common Stock	70,404,256	(70,404,256)	—
Issuance of Class A Common Stock Related to Employee Stock Purchase Plan	138,235	—	—
Grant of restricted Class A Common Stock	55,973	—	—
Forfeiture of restricted Class A Common Stock	(1,500)	—	—

December 29, 2001	149,024,793	—	—
Stock options exercised	1,626,973	—	—
Issuance of Class A Common Stock related to Employee Stock Purchase Plan	109,267	—	—
Grant of restricted Class A Common Stock	17,322	—	—

December 28, 2002	150,778,355	—	—

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

/s/ KENT B. FOSTER	/s/ THOMAS A. MADDEN

Kent B. Foster Chairman of the Board and Chief Executive Officer	Thomas A. Madden Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS
To the Board of Directors and Stockholders of Ingram Micro Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Ingram Micro Inc. and its subsidiaries at December 28, 2002 and December 29, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 2 to the consolidated financial statements, effective December 30, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Los Angeles, California
February 20, 2003

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

KENT B. FOSTER Chairman and Chief Executive Officer

MICHAEL J. GRAINGER President and Chief Operating Officer

GUY P. ABRAMO Executive Vice President and Chief Strategy and Information Officer

THOMAS A. MADDEN Executive Vice President and Chief Financial Officer

JAMES E. ANDERSON, JR. Senior Vice President, Secretary and General Counsel

MATTHEW A. SAUER Senior Vice President, Human Resources

JAMES F. RICKETTS Corporate Vice President and Treasurer

REGIONAL MANAGEMENT

HANS T. KOPPEN Executive Vice President and President Ingram Micro Asia-Pacific

ALAIN MONIE Executive Vice President

KEVIN M. MURAI Executive Vice President and President Ingram Micro North America

GREGORY M. E. SPIERKEL Executive Vice President and President Ingram Micro Europe

ASGER FALSTRUP Senior Vice President and President Ingram Micro Latin America

CORPORATE OFFICES

Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA 92705
Phone: 714.566.1000

ANNUAL MEETING

The 2003 Annual Meeting of Shareowners will be held at 10 a.m. (Pacific Daylight Time), Wednesday, May 7, 2003 at Ingram Micro Inc., 1600 E. St. Andrew Place, Santa Ana, CA 92705. Shareowners are cordially invited to attend.

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles, CA 90071
Phone: 213.356.6000

TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
Web: www.equiserve.com
Phone: 877.498.8861
TDD: 800.952.9245

COMMON STOCK

The Class A Common Stock of Ingram Micro is traded on the New York Stock Exchange under the symbol IM.

Price Range of Class A Common Stock
		HIGH	LOW
Fiscal 2002	First Quarter	$18.85	$15.10
	Second Quarter	16.70	12.76
	Third Quarter	13.85	10.00
	Fourth Quarter	15.68	11.52

Fiscal 2001	First Quarter	$16.85	$10.69
	Second Quarter	15.40	12.41
	Third Quarter	15.45	12.00
	Fourth Quarter	17.40	12.08

SHAREOWNER INQUIRIES

Request for information may be sent to the Investor Relations Department at our Corporate offices.

Investor Relations telephone information line: 714.382.8282.

Investor Relations e-mail address: investor.relations@ingrammicro.com.

Additional information also is available on our Web site: www.ingrammicro.com/corp.