Form 10-K, Exhibit 13
period 2004-01-03
INGRAM MICRO INC
filed 2004-03-18
CIK 1018003

EXHIBIT 13.01

INDEX TO
FINANCIAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA	18
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	19
CONSOLIDATED BALANCE SHEET	35
CONSOLIDATED STATEMENT OF INCOME	36
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY	37
CONSOLIDATED STATEMENT OF CASH FLOWS	38
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	39
MANAGEMENT’S STATEMENT OF FINANCIAL RESPONSIBILITY	62
REPORT OF INDEPENDENT AUDITORS	63
COMPANY INFORMATION	64

SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents our selected consolidated financial data. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and notes thereto, included elsewhere in this Annual Report to Shareowners.

     Our fiscal year is a 52-week or 53-week period ending on the Saturday nearest to December 31. References below to 2003, 2002, 2001, 2000, and 1999 represent the fiscal year (53 weeks) ended January 3, 2004, and the fiscal years (52 weeks) ended December 28, 2002, December 29, 2001, December 30, 2000, and January 1, 2000, respectively.

(Dollars in 000s, except per share data)	2003	2002	2001	2000	1999
Selected Operating Information
Net sales	$22,613,017	$22,459,265	$25,186,933	$30,715,149	$28,068,642
Gross profit	1,223,488	1,231,638	1,329,899	1,556,298	1,336,163
Income from operations (1)	156,193	50,208	92,930	353,437	200,004
Income before income taxes and cumulative effect of adoption of a new accounting standard (2)	115,794	8,998	11,691	366,398	296,676
Income before cumulative effect of adoption of a new accounting standard (3)	149,201	5,669	6,737	226,173	183,419
Net income (loss) (4)	149,201	(275,192)	6,737	226,173	183,419
Basic earnings per share – income before cumulative effect of adoption of a new accounting standard	0.99	0.04	0.05	1.55	1.28
Diluted earnings per share – income before cumulative effect of adoption of a new accounting standard	0.98	0.04	0.04	1.52	1.24
Basic earnings per share – net income (loss)	0.99	(1.83)	0.05	1.55	1.28
Diluted earnings per share – net income (loss)	0.98	(1.81)	0.04	1.52	1.24
Weighted average common shares outstanding:
Basic	151,220,639	150,211,973	147,511,408	145,213,882	143,404,207
Diluted	152,308,394	152,145,669	150,047,807	148,640,991	147,784,712
Selected Balance Sheet Information (5)
Cash and cash equivalents	$279,587	$387,513	$273,059	$150,560	$128,152
Total assets	5,474,162	5,144,354	5,302,007	6,608,982	8,271,927
Total debt (6)	368,255	365,946	458,107	545,618	1,348,135
Stockholders’ equity	1,872,949	1,635,989	1,867,298	1,874,392	1,966,845

(1)	Includes reorganization costs of $21,570, $71,135, $41,411 and $20,305 in 2003, 2002, 2001 and 1999, respectively, as well as other major-program costs of $23,363 and $43,944 in 2003 and 2002, respectively, charged to selling, general and administrative expenses, or SG&A expenses, and $443 and $1,552 in 2003 and 2002, respectively, charged to costs of sales, which were incurred in the implementation of our broad-based reorganization plan, our comprehensive profit enhancement program and additional profit enhancement opportunities; and $22,893 of special items in 2001 (see Note 3 to our consolidated financial statements).

(2)	Includes items noted in footnote (1) above as well as gains on sales of available-for-sale securities of $6,535, $111,458 and $201,318 in 2002, 2000 and 1999, respectively. In accordance with Financial Accounting Standards No. 145, effective in fiscal 2003, we reclassified our pre-tax gains (losses) on the repurchase of convertible debentures of $(4,244), $3,889 and $6,183 in 2001, 2000 and 1999, respectively from extraordinary item to income before income taxes and cumulative effect of adoption of a new accounting standard.

(3)	Includes items noted in footnotes (1) and (2) above, as well as the reversal of a deferred tax liability of $70,461 in 2003 related to the gain on sale of available-for-sale securities (see Note 8 to our consolidated financial statements).

(4)	Includes items noted in footnotes (1), (2), and (3) above, as well as the cumulative effect of adoption of a new accounting standard, net of income taxes, of $280,861 in 2002 (see Note 2 to our consolidated financial statements).

(5)	All balance sheet data are given at end of period.

(6)	Includes convertible debentures, senior subordinated notes, revolving credit facilities and other long-term debt including current maturities, but excludes off-balance sheet debt of $60,000, $75,000, $222,253, $910,188, and $262,588 at the end of fiscal years 2003, 2002, 2001, 2000, and 1999, respectively, which amounts represent all of the undivided interests in transferred accounts receivable sold to and held by third parties as of the respective balance sheet dates (see Note 5 to our consolidated financial statements).

MANAGEMENT’S DISCUSSION AND ANALYSIS
    OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion includes forward-looking statements, including but not limited to, management’s expectations of competition; revenues, expenses and other operating results or ratios; economic conditions; liquidity; capital requirements and exchange rate fluctuations. In evaluating our business, readers should carefully consider the important factors discussed in “Cautionary Statements for the Purpose of the ‘Safe Harbor’ Provisions of the Private Securities Litigation Reform Act of 1995” included in Exhibit 99.01 to our Annual Report on Form 10-K for the fiscal year ended January 3, 2004. We disclaim any duty to update any forward-looking statements.

Overview of Our Business

   Sales

     We are the largest distributor of information technology, or IT, products and services worldwide based on revenues. We offer a broad range of IT products and services and help generate demand and create efficiencies for our customers and suppliers around the world. Through fiscal 2000, we generated positive annual sales growth from expansion of our existing operations, the integration of numerous acquisitions worldwide, the addition of new product categories and suppliers, the addition of new customers, the increased sales to our existing customer base, and the growth in the IT products and services distribution industry in general. However, our worldwide net sales declined from $28.1 billion and $30.7 billion in 1999 and 2000, respectively, to $25.2 billion in 2001, $22.5 billion in 2002 and $22.6 billion in 2003. These declines were primarily the result of the general decline in demand for technology products and services throughout the world, beginning in the fourth quarter of 2000 and continuing through most of 2003, as well as the decision of certain vendors to pursue a direct sales model, particularly in North America, and our exit from or downsizing of certain markets in Europe and Latin America. Recent economic reports indicate that broad IT demand may be improving compared to recent quarters; however there is no assurance that this will continue. The sluggish demand for technology products and services we have experienced over the past three years may continue, or worsen, over the near term. In addition, the expansion of a direct sales strategy by one or more of our major vendors could adversely affect our future revenues.

   Gross Margin

     The IT distribution industry in which we operate is characterized by narrow gross profit as a percentage of net sales (“gross margin”) and narrow income from operations as a percentage of net sales (“operating margin”). Historically, our margins have been negatively impacted by intense price competition, as well as changes in vendor terms and conditions, including, but not limited to, significant reductions in vendor rebates and incentives, tighter restrictions on our ability to return inventory to vendors, and reduced time periods qualifying for price protection. We expect these competitive pricing pressures and restrictive vendor terms and conditions to continue in the foreseeable future. To mitigate these factors, we have implemented and continue to refine changes to our pricing strategies, inventory management processes, and vendor program processes. In addition, we continuously monitor and change, as appropriate, certain of the terms and conditions offered to our customers to reflect those being imposed by our vendors. As a result, gross margin improved from 4.8% in 1999 to 5.5% in 2002, and remained relatively flat at 5.4% in 2003.

   SG&A Expenses

     We reduced SG&A expenses as a percentage of net sales to 3.9% in 2000 from 4.0% in 1999, reflecting the benefit of greater economies of scale from our revenue growth during this period. However, SG&A expenses as a percentage of net sales increased to 4.7% in 2001 and 5.0% in 2002 primarily due to the significant decline in our net revenues during these years. As a result, we initiated a broad-based reorganization plan in June 2001, a comprehensive profit enhancement program in September 2002, and other detailed actions across all our regions to streamline operations, improve service and generate operating income improvements. As a result of these actions, we reduced our SG&A expenses to 4.6% of net sales in 2003, despite the softness in revenue.

   Working Capital

     The IT products and services distribution business is working capital intensive. Our business requires significant levels of working capital primarily to finance accounts receivable. We have relied heavily on debt, trade credit from vendors and accounts receivable financing programs for our working capital needs. At January 1, 2000 and December 30, 2000, we had total debt of $1.35 billion and $545.6 million, respectively, plus an additional $262.6 million and $910.2 million, respectively, in off-balance sheet debt from our accounts receivable financing programs. With the decline in revenue which began in late 2000 and our strong management of working capital we reduced total debt to $365.9 million and $368.3 million at December 28, 2002 and January 3, 2004, respectively, and reduced the amount financed through our accounts receivable financing programs to $75.0 million and $60.0 million, respectively, despite the surge in revenues in the fourth quarter of 2003.

Management’s Discussion and Analysis (continued)

Our Reorganization and Profit Enhancement Programs

     In June 2001, we initiated a broad-based reorganization plan to streamline operations and reorganize resources to increase flexibility, improve service and generate cost savings and operational efficiencies. This program resulted in restructuring several functions, consolidation of facilities, and reductions of workforce worldwide in each of the quarters through June 2002. Total reorganization costs associated with these actions were $8.8 million and $41.4 million in 2002 and 2001, respectively.

     In September 2002, we announced a comprehensive profit enhancement program, which was designed to improve operating income through enhancements in gross margin and reduction of SG&A expense. Key components of this initiative included enhancement and/or rationalization of vendor and customer programs, optimization of facilities and systems, outsourcing of certain IT infrastructure functions, geographic consolidations and administrative restructuring. For 2003 and 2002, we incurred $31.0 million and $107.9 million, respectively, of costs (or $138.9 million from inception of the program through the end of fiscal 2003) related to this profit enhancement program, which is within our original announced estimate of $140 million. These costs have consisted primarily of reorganization costs of $13.6 million and $62.4 million in 2003 and 2002, respectively, and other program implementation costs, or other major-program costs, of $17.4 million and $43.9 million charged to SG&A expenses in 2003 and 2002, respectively, and $1.6 million charged to cost of sales in 2002. Reorganization costs have included severance expenses, lease termination costs and other costs associated with the exit of facilities or other contracts. The other major-program costs have consisted of program management and consulting expenses, accelerated depreciation, losses on disposals of certain assets, costs related to the outsourcing of certain IT infrastructure functions, costs associated with geographic relocation, and inventory and vendor-program losses primarily associated with the exit of certain businesses.

     During 2003, we incurred incremental reorganization costs of $8.0 million and incremental other major-program costs of $6.4 million ($6.0 million charged to SG&A expenses and $0.4 million charged to cost of sales), which were not part of the original scope of the profit enhancement program announced in September 2002. These costs primarily related to the further consolidation of our operations in the Nordic areas of Europe and a loss on the sale of a non-core German semiconductor equipment distribution business. These actions have provided additional operating income improvements primarily in the European region.

     We have realized significant benefits from the reduction in certain SG&A expenses and gross margin improvements as a result of our comprehensive profit enhancement program. Our estimated savings realized in the fourth quarter of 2003 compared to the second quarter of 2002, the quarter immediately preceding the September 2002 announcement of our profit enhancement plan, totaled approximately $44 million (or approximately $176 million on an annualized basis), which have had the effect of improving our operating income and offsetting competitive pricing pressures and other factors in the market compared to the second quarter of 2002.

     These actions are substantially complete; however, we continue to pursue business process improvements to create sustained cost reductions or operational improvements over the long term. Implementation of additional actions in the future, if any, could result in additional costs as well as additional operating income improvements.

     The following table summarizes our reorganization costs, other major-program costs, and special items for the fiscal years 2003, 2002, and 2001 resulting from the detailed actions initiated under our broad-based reorganization plan, profit enhancement program and other actions we have taken (in millions):

	Fiscal Year
	2003		2002		2001
	Reorganization	Other Major-	Reorganization	Other Major-	Reorganization
	Costs	Program Costs	Costs	Program Costs	Costs	Special Items
North America	$11.2	$17.4	$55.7	$37.6	$26.1	$18.9
Europe	9.2	6.4	12.6	7.5	13.6	—
Asia-Pacific	0.1	—	0.4	0.4	1.3	—
Latin America	1.1	—	2.4	—	0.4	4.0

Total	$21.6	$23.8	$71.1	$45.5	$41.4	$22.9

     Reorganization costs have generally consisted of employee termination benefits for workforce reductions; facility exit costs associated with the downsizing, consolidation and exit of facilities; and other costs associated with reorganization activities. Other major-program costs associated with our comprehensive profit enhancement program announced in September 2002 included $23.4 million in 2003 charged to SG&A expenses ($17.4 million in North America and $6.0 million in Europe) and $43.9 million in 2002 ($37.6 million in North America, $6.0 million in Europe and $0.4 million in

Management’s Discussion and Analysis (continued)

Asia-Pacific) primarily consisting of program management and consulting expenses; incremental depreciation resulting from the reduction of estimated useful lives of fixed assets to coincide with the planned exit of certain facilities, outsourcing of certain IT infrastructure functions, and software replaced by a more efficient solution; consulting fees; recruiting, retention, training and other transition costs associated with the relocation of major functions in North America and the outsourcing of certain IT infrastructure functions; the loss on the sale of a non-core German semiconductor equipment distribution business; and the gain on the sale of excess land near our headquarters in Southern California. Additionally, other major-program costs included $0.4 million and $1.6 million in 2003 and 2002, respectively, charged to cost of sales, primarily comprised of incremental inventory and vendor-program losses caused by the decision to further consolidate and exit certain European markets. Special items in 2001 consisted of write-offs of electronic storefront technologies that were replaced by other solutions and inventory management software which was no longer required because of our business process and systems improvements; an impairment charge to reduce our minority equity investment in an Internet-related company to estimated net realizable value; and a charge for our outstanding insurance claims with an independent and unrelated former credit insurer, which went into liquidation. See additional detail in Note 3 to our consolidated financial statements.

Our Critical Accounting Policies and Estimates

     The discussions and analyses of our consolidated financial condition and results of operations are substantially based on our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S.). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of significant contingent assets and liabilities at the financial statement date, and reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we review and evaluate our estimates and assumptions, including, but not limited to, those that relate to accounts receivable; vendor programs; inventories; goodwill, intangible and other long-lived assets; income taxes; and contingencies and litigation. Our estimates are based on our historical experience and a variety of other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgment about the carrying values of assets and liabilities that are not readily available from other sources. Although we believe our estimates, judgments and assumptions are appropriate and reasonable based upon available information, these assessments are subject to a wide range of sensitivity, therefore, actual results could differ from these estimates.

     We believe the following critical accounting policies are affected by our judgment, estimates and/or assumptions used in the preparation of our consolidated financial statements.

•	Accounts Receivable - We provide allowances for doubtful accounts on our accounts receivable, including our retained interest in securitized receivables, for estimated losses resulting from the inability of our customers to make required payments. Changes in the financial condition of our customers or other unanticipated events, which may affect their ability to make payments, could result in charges for additional allowances exceeding our expectations. In this regard, we recorded a charge of approximately $20 million in North America in the third quarter of 2003 to fully reserve the receivable from Micro Warehouse, Inc. which filed for bankruptcy protection in September 2003. Our estimates are influenced by the following considerations: the large number of customers and their dispersion across wide geographic areas; the fact that no single customer accounts for 10% or more of our net sales; a continuing credit evaluation of our customers’ financial conditions; aging of receivables, individually and in the aggregate; credit insurance coverage; and the value and adequacy of collateral received from our customers in certain circumstances.

•	Vendor Programs - We receive funds from vendors for price protection, product rebates, marketing, training, product returns and promotion programs which are recorded as adjustments to product costs, revenue, or SG&A expenses according to the nature of the program. Some of these programs may extend over one or more quarterly reporting periods. We accrue rebates or other vendor incentives as earned based on sales of qualifying products or as services are provided in accordance with the terms of the related program. Actual rebates may vary based on volume or other sales achievement levels, which could result in an increase or reduction in the estimated amounts previously accrued. We also provide reserves for receivables on vendor programs for estimated losses resulting from vendors’ inability to pay, or rejections of claims by vendors.

Management’s Discussion and Analysis (continued)

•	Inventories - Our inventory levels are based on our projections of future demand and market conditions. Any sudden decline in demand and/or rapid product improvements and technological changes could cause us to have excess and/or obsolete inventories. On an ongoing basis, we review for estimated excess or obsolete inventories and write down our inventories to their estimated net realizable value based upon our forecasts of future demand and market conditions. If actual market conditions are less favorable than our forecasts, additional inventory reserves may be required. Our estimates are influenced by the following considerations: protection from loss in value of inventory under our vendor agreements, our ability to return to vendors only a certain percentage of our purchases, aging of inventories, a sudden decline in demand due to an economic downturn, and rapid product improvements and technological changes.

•	Goodwill, Intangible Assets and Other Long-Lived Assets - Effective the first quarter of 2002, we adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”). FAS 142 eliminated the amortization of goodwill. Instead, goodwill was reviewed for impairment upon adoption and will be reviewed at least annually thereafter. In connection with the initial impairment tests, we obtained valuations of our individual reporting units from an independent third-party valuation firm. The valuation methodologies included, but were not limited to, estimated net present value of the projected cash flows of these reporting units. As a result of these initial impairment tests, we recorded a noncash charge of $280.9 million, net of income taxes of $2.6 million, in the first quarter of 2002 for the cumulative effect of adopting this new standard, to reduce the carrying value of goodwill to its fair value in accordance with FAS 142.

In the fourth quarters of 2003 and 2002, we performed impairment tests of our goodwill totaling $244.2 million at January 3, 2004 and $233.9 million at December 28, 2002. In connection with each impairment test, which is required at least annually by FAS 142, we again obtained valuations of our individual reporting units from an independent third-party valuation firm. The valuation methodologies were consistent with those used in our initial impairment tests. No additional impairment was indicated based on these tests. However, if actual results are substantially lower than our projections underlying these valuations, or if market discount rates increase, this could adversely affect our future valuations and result in future impairment charges.

We also assess potential impairment of our goodwill, intangible assets and other long-lived assets when there is evidence that recent events or changes in circumstances have made recovery of an asset’s carrying value unlikely. The amount of an impairment loss would be recognized as the excess of the asset’s carrying value over its fair value. Factors, which may cause impairment, include significant changes in the manner of use of the acquired asset, negative industry or economic trends, and significant underperformance relative to historical or projected future operating results.

•	Income Taxes - As part of the process of preparing our consolidated financial statements, we estimate our income taxes in each of the taxing jurisdictions in which we operate. This process involves estimating our actual current tax expense together with assessing any temporary differences resulting from the different treatment of certain items, such as the timing for recognizing revenues and expenses, for tax and financial reporting purposes. These differences may result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We are required to assess the likelihood that our deferred tax assets, which include net operating loss carryforwards and temporary differences that are expected to be deductible in future years, will be recoverable from future taxable income or other tax planning strategies. If recovery is not likely, we must provide a valuation allowance based on our estimates of future taxable income in the various taxing jurisdictions, and the amount of deferred taxes that are ultimately realizable. The provision for tax liabilities involves evaluations and judgments of uncertainties in the interpretation of complex tax regulations by various taxing authorities. In situations involving tax related uncertainties, such as our gains on sales of Softbank common stock (see Notes 2 and 8 to our consolidated financial statements), we provide for tax liabilities unless we consider it probable that additional taxes will not be due. As additional information becomes available, or these uncertainties are resolved with the taxing authorities, revisions to these liabilities may be required, resulting in additional provision for or benefit from income taxes in our consolidated income statement. In September 2003, our U.S. Federal tax returns for 1999 were closed, which resolved matters related to our gain on sale of Softbank common stock for U.S. Federal income tax purposes for that year. Accordingly, during the third quarter of 2003, we reversed the related Federal deferred tax liability of $70.5 million associated with the Softbank gain on the 1999 sale, thereby reducing the income tax provision in our consolidated statement of income.

Management’s Discussion and Analysis (continued)

•	Contingencies and Litigation - There are various claims, lawsuits and pending actions against us incidental to our operations. If a loss arising from these actions is probable and can be reasonably estimated, we record the amount of the estimated loss. If the loss is estimated using a range within which no point is more probable than another, the minimum estimated liability is recorded. Based on current available information, we believe that the ultimate resolution of these actions will not have a material adverse effect on our consolidated financial statements (see Note 10 to our consolidated financial statements). As additional information becomes available, we assess any potential liability related to these actions and may need to revise our estimates. Future revisions of our estimates could materially impact our consolidated results of operations, cash flows and financial position.

Results of Operations

     Due to the significance of our Asia-Pacific region’s net sales in 2003, we are now reporting Asia-Pacific and Latin America as separate segments. Previously, the Asia-Pacific and Latin America regions were combined and reported as our “Other International” segment. The following tables set forth our net sales by geographic region (excluding intercompany sales) and the percentage of total net sales represented thereby, as well as operating income and operating margin by geographic region for each of the fiscal years indicated (in millions).

	2003		2002		2001
Net sales by geographic region:
North America	$10,965	48.5%	$12,132	54.0%	$14,882	59.1%
Europe	8,267	36.5	7,150	31.8	7,157	28.4
Asia-Pacific	2,320	10.3	1,961	8.8	1,796	7.1
Latin America	1,061	4.7	1,216	5.4	1,352	5.4

Total	$22,613	100.0%	$22,459	100.0%	$25,187	100.0%

	2003		2002		2001
Operating income (loss) and operating margin by geographic region:
North America	$94.5	0.9%	$36.5	0.3%	$104.7	0.7%
Europe	73.2	0.9	12.7	0.2	13.6	0.2
Asia-Pacific	(10.3)	(0.4)	1.0	0.1	(23.8)	(1.3)
Latin America	(1.2)	(0.1)	(0.0)	(0.0)	(1.6)	(0.1)

Total	$156.2	0.7%	$50.2	0.2%	$92.9	0.4%

     We generated approximately 40%, 41% and 44% of our net sales in fiscal 2003, 2002 and 2001, respectively, from products purchased from our top three vendors. Hewlett-Packard Company, or HP, and Compaq Computer Company, which was acquired by HP in 2002, were treated for this purpose as a single combined company since the beginning of 2001 and individually represents more than 10% of our net sales in each of the last three years. HP has increased the level of business it transacts directly with end-users and/or resellers in certain product categories, customer segments and/or geographies (principally in the North American region, which may be expanded to the European region in the near term). As a result, our net sales have been and could continue to be negatively affected.

Management’s Discussion and Analysis (continued)

     The following table sets forth certain items from our consolidated statement of income as a percentage of net sales, for each of the fiscal years indicated.

	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of sales	94.6	94.5	94.7

Gross profit	5.4	5.5	5.3
Operating expenses:
Selling, general and administrative	4.6	5.0	4.7
Reorganization costs	0.1	0.3	0.2
Special items	—	—	0.0

Income from operations	0.7	0.2	0.4
Other expense, net	0.2	0.2	0.3

Income before income taxes and cumulative effect of adoption of a new accounting standard	0.5	0.0	0.1
Provision for (benefit from) income taxes	(0.2)	0.0	0.1

Income before cumulative effect of adoption of a new accounting standard	0.7	0.0	0.0
Cumulative effect of adoption of a new accounting standard	—	(1.3)	—

Net income (loss)	0.7%	(1.3)%	0.0%

Results of Operations for the Years Ended January 3, 2004, December 28, 2002 and December 29, 2001

     Our consolidated net sales were $22.6 billion, $22.5 billion and $25.2 billion in 2003, 2002 and 2001, respectively. Our worldwide net sales increased approximately 1% in 2003 compared to 2002, primarily due to the translation impact of the strengthening European currencies which contributed approximately 6% of the growth, an additional three selling days during the extra week in 2003, and higher relative demand in the emerging Asia-Pacific market, which offset the impact of softer demand experienced through most of 2003. The overall decrease in net sales from 2001 through 2003 was primarily attributable to the prolonged soft demand for technology products and services throughout most of the world, the decision of certain vendors to pursue a direct sales model, primarily in North America, and the exit or downsizing of certain markets in Europe and Latin America. The decline in demand initially surfaced in North America in the fourth quarter of 2000, but spread to all of our regions of operations during 2001 and has continued throughout most of 2003. In the fourth quarter of 2003, we generated approximately 15% year-over-year growth (of which the translation impact of the strengthening European currencies was approximately 7% of the growth). Recent economic reports indicate that broad IT demand may be improving compared to recent quarters; however there is no assurance that this will continue. The sluggish demand for technology products and services we have experienced over the past three years may continue, or worsen, over the near term. In addition, the expansion of a direct sales strategy by one or more of our major vendors could adversely affect our future revenues and profitability, over the near term.

     Net sales from our North American operations were $11.0 billion, $12.1 billion and $14.9 billion in 2003, 2002 and 2001, respectively. The decrease in our North American net sales from 2001 through 2003 was primarily due to the sluggish demand for IT products and services, consistent with the prolonged softness in the U.S. economy, as well as the decision of certain vendors to pursue a direct sales model. Net sales from our European operations increased 16% to $8.3 billion in 2003 as compared to $7.2 billion in both 2002 and 2001. The translation impact of the strengthening European currencies contributed approximately 18% and 5% to revenue in 2003 and 2002, respectively. The offsetting decreases in revenue reflect the soft demand for technology products and services in most countries in Europe and our downsizing and/or exit of operations in certain markets within the region. Net sales from our Asia-Pacific operations were $2.3 billion, $2.0 billion and $1.8 billion in 2003, 2002 and 2001, respectively. The steady increase in our Asia-Pacific net sales from 2001 though 2003 was primarily due to the higher relative demand for IT products in this emerging market. Net sales from our Latin America operations were $1.1 billion, $1.2 billion and $1.4 billion in 2003, 2002 and 2001, respectively. The decrease in our Latin American net sales from 2001 through 2003 was primarily due to weak economic conditions prevalent within the region and the downsizing of our operations in certain markets during 2002.

Management’s Discussion and Analysis (continued)

     Gross margin was 5.4% and 5.5% in 2003 and 2002, respectively, compared to 5.3% in 2001. The improvement over 2001 reflects benefits from our profit enhancement program and strategic pricing initiatives, which have offset the impact of competitive pressures on pricing. The slight decrease in gross margin from 2002 to 2003 was primarily due to continued pressures on pricing across all regions. We also continuously evaluate and modify our pricing policies and certain of the terms and conditions offered to our customers to reflect those being imposed by our vendors and general market conditions. As we continue to evaluate our existing pricing policies and make future changes, if any, we may experience moderated or negative sales growth in the near term. In addition, softness in economies throughout the world as well as increased competition may hinder our ability to maintain and/or improve gross margins from the levels realized in recent years.

     Total SG&A expenses were $1.0 billion, $1.1 billion and $1.2 billion in 2003, 2002 and 2001, respectively. We have taken actions to streamline our operations and reduce costs as discussed in our Reorganization and Profit Enhancement program section above. In 2002, we reduced SG&A expenses by $62.4 million compared to 2001 primarily as a result of these actions and the lower volume of business, partially offset by other major-program costs of $43.9 million required to implement these actions, and the translation impact of the strengthening European currencies of approximately $17 million. However, SG&A expenses as a percentage of revenue increased to 5.0% in 2002 compared to 4.7% in 2001 primarily due to the decline in revenues during the period. SG&A expenses were further reduced by $64.6 million in 2003 compared to 2002 as a result of the actions we have taken and the reduction of other major-program costs of $20.6 million in 2003, partially offset by a charge of $20 million in North America related to accounts receivable from Micro Warehouse, Inc. which filed for bankruptcy protection in September 2003, and the translation impact of the strengthening European currencies of approximately $46 million. As of January 3, 2004, we believe we have substantially realized the benefits of our profit enhancement program and other actions implemented to date; however, we continue to pursue business process improvements and organizational changes to create sustained cost reductions without sacrificing customer service over the long term.

     As previously discussed, reorganization costs were $21.6 million, $71.1 million and $41.4 million in 2003, 2002 and 2001, respectively.

     In 2001, we also recorded special items of $22.9 million, which primarily consisted of $10.2 million for the write-off of capitalized software; $9.2 million in charges recorded for claims filed with one of our prior credit insurance companies, which was liquidated in 2001; and $3.5 million to reduce our minority equity investment in an Internet-related company to estimated net realizable value (see Note 3 to our consolidated financial statements).

     Our operating margin increased to 0.7% in 2003 from 0.2% and 0.4% in 2002 and 2001, respectively. Our North American operating margin increased to 0.9% in 2003 from 0.3% and 0.7% in 2002 and 2001, respectively. Operating margin for North America decreased in 2002 from 2001 due to the impact of reorganization and other major-program costs and the decline in revenues. Operating margin for North America increased in 2003 due to lower reorganization and other major-program costs in 2003 compared to 2002 and improvements realized from our profit enhancement program and other actions we have taken, partially offset by the $20 million charge related to accounts receivable from Micro Warehouse, Inc. which filed for bankruptcy protection in September 2003 and increased competitive pressures on pricing. Our European operating margin increased to 0.9% in 2003 from 0.2% in both 2002 and 2001. Operating margin for Europe in 2003 was positively impacted by improvements from our profit enhancement program and other actions we have taken. Our Asia-Pacific region generated an operating loss of $10.3 million in 2003 compared to operating profit of $1.0 million in 2002 and an operating loss of $23.8 million in 2001. The improvement in our Asia-Pacific operating profit in 2002 compared to 2001, primarily resulted from improved processes in our newest region. Operating results in the Asia-Pacific region deteriorated in 2003, largely due to higher inventory and bad debt losses in greater China, and intense price competition particularly in our components business, which were exacerbated by the impacts of SARS and the Gulf War on the region. We continue to implement process improvements in this region and expect improved operating margins in this developing market in the future. Our Latin American region has had negative operating margins of 0.1% or less in each of the past three years. The negative operating results in this region are primarily attributable to the continued market softness and competitive pressures in the region during this period as well as higher bad debt expense and inventory related issues in 2003 compared to 2002 and 2001. We believe additional process improvements being implemented in this region will improve operating margins in future periods.

Management’s Discussion and Analysis (continued)

     Other expense (income) consisted primarily of interest, losses on sales of receivables under our ongoing accounts receivable facilities, foreign currency exchange losses, and other non-operating gains and losses. We recorded net other expense of $40.4 million or 0.2% as a percentage of net sales in 2003 compared to $41.2 million or 0.2% as a percentage of net sales in 2002, and $81.2 million or 0.3% as a percentage of net sales in 2001. The amount in 2002 includes a gain of $6.5 million from the sale of our remaining shares of Softbank common stock. The amount in 2001 includes a loss on the repurchase of convertible debentures of $4.2 million. The remaining components of net other expense decreased by $29.3 million in 2002 compared to 2001 and decreased an additional $7.3 million in 2003 compared to 2002. These reductions primarily result from reductions in our borrowings and sales of receivables, reflecting our continued strong working capital management and lower volume of business, particularly compared to 2001, as well as lower interest rates and lower foreign currency exchange losses.

     Our benefit from income taxes was $33.4 million in 2003 compared to a provision for income taxes of $3.3 million and $5.0 million in 2002 and 2001, respectively. Fiscal 2003 included a benefit of $70.5 million for the reversal of previously accrued U.S. Federal income taxes relating to the gain realized on the sale of Softbank common stock in 1999 (see Note 8 to our consolidated financial statements). Our effective tax benefit rate in 2003 was 29%. The effective tax rates in 2002 and 2001 were 37% and 42%, respectively. The decrease in the effective tax rate from 2001 through 2003 is primarily attributable to the reversal of the previously accrued U.S. Federal income taxes as well as to changes in the proportion of income earned within the various taxing jurisdictions, our ongoing tax strategies, and the elimination of goodwill amortization in 2002, a substantial portion of which was not deductible for tax purposes.

     As noted in our discussion of critical accounting policies and estimates, in the first quarter of 2002, we recorded a noncash charge of $280.9 million, net of income taxes of $2.6 million, for the cumulative effect of adopting FAS 142. In the fourth quarters of 2003 and 2002, we performed impairment tests of our goodwill and no additional impairment was indicated based on these tests.

Quarterly Data; Seasonality

     Our quarterly operating results have fluctuated significantly in the past and will likely continue to do so in the future as a result of:

•	seasonal variations in the demand for our products and services such as lower demand in Europe during the summer months and worldwide pre-holiday stocking in the retail channel during the September-to-December period;

•	competitive conditions in our industry, which may impact the prices charged and terms and conditions imposed by our suppliers and/or competitors and the prices we charge our customers, which in turn may negatively impact our revenues and/or gross margins;

•	currency fluctuations in countries in which we operate;

•	variations in our levels of excess inventory and doubtful accounts, and changes in the terms of vendor-sponsored programs such as price protection and return rights;

•	changes in the level of our operating expenses;

•	the impact of acquisitions we may make;

•	the impact of and possible disruption caused by reorganization efforts, as well as the related expenses and/or charges;

•	the loss or consolidation of one or more of our major suppliers or customers;

•	product supply constraints;

•	interest rate fluctuations, which may increase our borrowing costs and may influence the willingness of customers and end-users to purchase products and services; and

•	general economic or geopolitical conditions.

     Given the general slowdown in the global economy, and specifically the sluggish demand for IT products and services in recent periods, these historical variations may not be indicative of future trends in the near term. Our narrow operating margins may magnify the impact of the foregoing factors on our operating results.

Management’s Discussion and Analysis (continued)

     The following table sets forth certain unaudited quarterly historical financial data for each of the eight quarters in the period ended January 3, 2004. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in our opinion, includes all adjustments necessary for a fair presentation of the selected quarterly information. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report to Shareowners. The operating results for any quarter shown are not necessarily indicative of results for any future period.

					Income (Loss)		Diluted Earnings
					Before		(Loss) Per Share
				Income	Cumulative		Before	Diluted
			Income	(Loss)	Effect of		Cumulative Effect	Earnings
			(Loss)	Before	Adoption of a	Net	of Adoption of a	(Loss)
	Net	Gross	From	Income	New Accounting	Income	New Accounting	Per
	Sales	Profit	Operations	Taxes	Standard	(Loss)	Standard	Share
	(in millions, except per share data)
Fiscal Year Ended January 3, 2004 (1)
Thirteen Weeks Ended (2):
March 29, 2003	$5,474.2	$296.2	$27.1	$15.5	$10.1	$10.1	$0.07	$0.07
June 28, 2003	5,170.6	281.4	27.3	17.7	11.5	11.5	0.08	0.08
September 27, 2003	5,207.4	282.6	20.8	14.4	81.2	81.2	0.53	0.53
January 3, 2004 (1)	6,760.8	363.3	81.0	68.2	46.4	46.4	0.30	0.30
Fiscal Year Ended December 28, 2002
Thirteen Weeks Ended (3):
March 30, 2002	$5,616.6	$303.6	$30.8	$24.5	$15.5	$(265.4)	$0.10	$(1.74)
June 29, 2002	5,352.8	293.1	26.0	14.0	8.8	8.8	0.06	0.06
September 28, 2002	5,600.2	303.7	(2.6)	(13.2)	(8.3)	(8.3)	(0.06)	(0.06)
December 28, 2002	5,889.7	331.2	(4.0)	(16.3)	(10.3)	(10.3)	(0.07)	(0.07)

(1)	Fiscal 2003 is a 53-week year making the quarter ended January 3, 2004 a fourteen-week period.

(2)	Includes impact of charges related to reorganization and other major-program costs. Pre-tax quarterly charges in 2003 were recorded as follows: first quarter, $20.2 million; second quarter, $12.5 million; third quarter, $4.0 million; fourth quarter, $8.7 million. The third quarter of 2003 also includes a pretax charge of $20 million in North America related to accounts receivable from Micro Warehouse, Inc. which filed for bankruptcy in September 2003 and the reversal of the Softbank deferred tax liability of $70.5 million.

(3)	Includes impact of charges related to reorganization and other major-program costs. Pre-tax quarterly charges in 2002 were recorded as follows: first quarter, $3.4 million; second quarter, $5.4 million; third quarter, $45.1 million; fourth quarter, $62.7 million. The first quarter of 2002 also includes a pre-tax gain of $6.5 million on the sale of available-for-sale securities and a charge of $280.9 million, net of taxes, for the cumulative effect of adoption of a new accounting standard.

Liquidity and Capital Resources

   Cash Flows

     We have financed our growth and cash needs largely through income from operations, borrowings under revolving credit and other facilities, sales of accounts receivable through established accounts receivable facilities, trade and supplier credit, the sale of convertible debentures in June 1998 and senior subordinated notes in August 2001, and the sale of Softbank common stock in December 1999, January 2000 and March 2002 (see Notes 2 and 8 to our consolidated financial statements).

     Our cash and cash equivalents totaled $279.6 million and $387.5 million at January 3, 2004 and December 28, 2002, respectively.

     Net cash used by operating activities was $94.8 million in 2003 compared to net cash provided by operating activities of $270.6 million and $309.4 million in 2002 and 2001, respectively. The net cash used by operating activities in 2003 principally reflects an increase in inventory and a decrease in accrued expenses, partially offset by income adjusted for noncash charges and by a decrease in accounts receivable. The increase in inventory largely reflects the increase in sales in the fourth quarter of 2003, increased inventory stocking levels in response to recent improvements in market conditions, and purchases for strategic growth areas. The reduction of accrued expenses primarily relates to the settlement of a currency interest rate swap in the first quarter of 2003 and payments of variable incentive compensation and profit enhancement program costs. The decrease in accounts receivable reflects strong working capital management during the year. The net cash provided by operating activities in 2002 and 2001 was primarily attributable to the overall reduction in our net working capital due to our focus on working capital management and the lower volume of business.

Management’s Discussion and Analysis (continued)

     Net cash used by investing activities was $36.9 million, $28.1 million and $70.3 million in 2003, 2002 and 2001, respectively. The net cash used by investing activities in 2003 was primarily due to capital expenditures of $35.0 million. The net cash used by investing activities in 2002 was primarily due to capital expenditures of approximately $54.7 million, partially offset by cash proceeds of approximately $31.8 million from the sale of Softbank common stock. In 2001, the net cash used was primarily related to $86.4 million used for capital expenditures, partially offset by cash proceeds from the sale of property and equipment of $20.3 million. The reduction in our capital expenditures over the period from 2001 to 2003 reflects the benefits of our profit enhancement program which has enabled us to streamline operations and optimize facilities as well as our decision to outsource certain IT infrastructure functions which have reduced our capital requirements. We presently expect our capital expenditures not to exceed $60 million in 2004.

     Net cash provided by financing activities was $9.3 million in 2003 compared to cash used by financing activities of $146.7 million and $101.0 million in 2002 and 2001, respectively. The net cash provided by financing activities in 2003 primarily reflects proceeds received from the exercise of stock options of $10.3 million. The net cash used by financing activities in 2002 primarily resulted from the net repayment of our revolving credit and other debt facilities of $125.0 million. The paydown of debt was primarily enabled through cash provided by operations, continued focus on working capital management and lower financing needs as a result of the lower volume of business. The net cash used by financing activities in 2001 primarily resulted from the repurchase of convertible debentures for $225.0 million and net repayments of our revolving credit and other debt facilities of $68.3 million. This was primarily enabled through cash provided by operations, continued focus on working capital management and lower volume of business, as well as by the proceeds from our issuance of senior subordinated notes of $195.1 million.

   Acquisitions

     We account for all acquisitions after June 30, 2001 in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” The results of operations of these businesses have been combined with our results of operations beginning on their acquisition dates.

     In February 2003, we increased ownership in Ingram Macrotron AG, a German-based distribution company, by acquiring the remaining interest of approximately 3% held by minority shareholders. The purchase price of this acquisition consisted of a cash payment of $6.3 million, resulting in the recording of $5.3 million of goodwill. Court actions have been filed by several minority shareholders contesting the adequacy of the purchase price paid for the shares and various other actions, which could affect the purchase price. Depending upon the outcome of these actions, additional payments for such shares may be required. In addition, in April 2003, we increased our ownership in an India-based subsidiary by acquiring approximately 37% of the subsidiary held by minority shareholders. The total purchase price for this acquisition consisted of a cash payment of $3.1 million, resulting in the recording of $2.0 million of goodwill.

     In June 2002, we increased our ownership in a Singapore-based subsidiary engaged in export operations to 100% by acquiring the remaining 49% interest held by minority shareholders. In addition, we acquired the Cisco Systems Inc. business unit of an IT distributor in The Netherlands in October 2002 and an IT distributor in Belgium in December 2002. The total purchase price for these acquisitions, consisting of aggregate net cash payments of $8.3 million plus assumption of certain liabilities, was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the dates of acquisition, resulting in the recording of $9.2 million of goodwill.

     In December 2001, we concluded a business combination involving certain assets and liabilities of our former subdistributor in the People’s Republic of China. In addition, during September 2001, we acquired certain assets of an IT distribution business in the United Kingdom. The purchase price for these transactions, consisting of aggregate cash payments of $15.9 million plus assumption of certain liabilities, was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the transaction dates, resulting in the recording of $105.4 million of goodwill.

     The results of operations for companies acquired were not material to our consolidated results of operations on an individual or aggregate basis, and accordingly, pro forma results of operations have not been presented.

   Capital Resources

     In spite of the tightening of terms and availability of credit to businesses in general, we believe that our existing sources of liquidity, including cash resources and cash provided by operating activities, supplemented as necessary with funds available under our credit arrangements, will provide sufficient resources to meet our present and future working capital and cash requirements for at least the next twelve months.

Management’s Discussion and Analysis (continued)

     On-Balance Sheet Capital Resources

     In June 2002, we entered into a three-year European revolving trade accounts receivable backed financing facility supported by the trade accounts receivable of one of our European subsidiaries for Euro 107 million, or approximately $135 million, with a financial institution that has an arrangement with a related issuer of third-party commercial paper. The facility requires certain commitment fees and a minimum-borrowing requirement of Euro 16 million over the term of the agreement. In addition, in August 2003, we entered into another three-year European revolving trade accounts receivable backed financing facility supported by the trade accounts receivable of two other European subsidiaries for Euro 230 million, or approximately $290 million, with the same financial institution and related issuer of third-party commercial paper. This additional facility also requires certain commitment fees and a minimum borrowing requirement of Euro 35 million by no later than December 31, 2003 and continuing through the term of the agreement. We obtained an extension for such requirement through mid January 2004, by which time we have been able to meet and maintain the minimum borrowing requirement of Euro 35 million by the substantially larger of the two subsidiaries. We obtained a further extension for the smaller subsidiary until June 30, 2004, after which trade accounts receivable of the smaller subsidiary will be required to support the program. However, further delays or failure to have trade accounts receivable available from our smaller subsidiary to support the program could adversely affect our ability to access these funds. Borrowings under both facilities incur financing costs at rates indexed to EURIBOR.

     Our ability to access financing under both European facilities is dependent upon the level of eligible trade accounts receivable of three of our European subsidiaries, and the level of market demand for commercial paper. As of January 3, 2004, our actual aggregate capacity under the June 2002 European program based on eligible accounts receivable outstanding was approximately $109 million.

     We could lose access to all or part of our financing under these European facilities under certain circumstances, including: (a) a reduction in credit ratings of the third-party issuer of commercial paper or the back-up liquidity providers, if not replaced or (b) failure to meet certain defined eligibility criteria for the trade accounts receivable, such as receivables must be assignable and free of liens and dispute or set-off rights. In addition, in certain situations, we could lose access to all or part of our financing with respect to the August 2003 European facility as a result of the rescission of our authorization to collect the receivables by the relevant supplier under applicable local law. Based on our assessment of the duration of both programs, the history and strength of the financial partners involved, other historical data, various remedies available to us under both programs, and the remoteness of such contingencies, we believe that it is unlikely that any of these risks will materialize in the near term. At January 3, 2004 and December 28, 2002, we had borrowings of $20.2 million and $49.6 million, respectively, under the June 2002 European facility, of which $20.2 million and $16.8 million, respectively, is presented as long-term debt to reflect the minimum-borrowing requirement pursuant to this agreement. At January 3, 2004, there were no borrowings under the August 2003 European facility.

     We have a $150 million revolving senior unsecured credit facility with a bank syndicate that expires in December 2005. At January 3, 2004 and December 28, 2002, we had no borrowings outstanding under this credit facility. This facility can also be used to support letters of credit. At January 3, 2004 and December 28, 2002, letters of credit totaling approximately $63.7 million and $12.7 million, respectively, were issued principally to certain vendors to support purchases by our subsidiaries. The issuance of these letters of credit reduces our available capacity under the agreement by the same amounts.

     On August 16, 2001, we sold $200 million of 9.875% senior subordinated notes due 2008 at an issue price of 99.382%, resulting in net cash proceeds of approximately $195.1 million, net of issuance costs of approximately $3.7 million.

     Interest on the notes is payable semi-annually in arrears on each February 15 and August 15. We may redeem any of the notes beginning on August 15, 2005 with an initial redemption price of 104.938% of their principal amount plus accrued interest. The redemption price of the notes will be 102.469% plus accrued interest beginning on August 15, 2006 and will be 100% of their principal amount plus accrued interest beginning on August 15, 2007. In addition, on or before August 15, 2004, we may redeem an aggregate of 35% of the notes at a redemption price of 109.875% of their principal amount plus accrued interest using the proceeds from sales of certain kinds of common stock.

     On August 16, 2001, we also entered into interest rate swap agreements with two financial institutions, the effect of which was to swap our fixed-rate obligation on our senior subordinated notes for a floating rate obligation equal to 90-day LIBOR plus 4.260%. All other financial terms of the interest rate swap agreements are identical to those of the senior subordinated notes, except for the quarterly payments of interest, which will be on each February 15, May 15, August 15

Management’s Discussion and Analysis (continued)

and November 15 and ending on the termination date of the swap agreements. These interest rate swap arrangements contain ratings conditions requiring posting of collateral by either party and at minimum increments based on the market value of the instrument and credit ratings of either party. The marked-to-market value of the interest rate swap amounted to $20.5 million and $24.8 million at January 3, 2004 and December 28, 2002, respectively, which is recorded in other assets with an offsetting adjustment to the hedged debt, bringing the total carrying value of the senior subordinated notes to $219.7 million and $223.8 million, respectively.

     We also have additional lines of credit, commercial paper, short-term overdraft facilities and other credit facilities with various financial institutions worldwide, which provide for borrowing capacity aggregating approximately $381 million at January 3, 2004. Most of these arrangements are on an uncommitted basis and are reviewed periodically for renewal. At January 3, 2004 and December 28, 2002, we had approximately $128.3 million and $92.5 million, respectively, outstanding under these facilities. At January 3, 2004 and December 28, 2002, letters of credit totaling approximately $29.3 million and $16.4 million, respectively, were also issued principally to certain vendors to support purchases by our subsidiaries. The issuance of these letters of credit reduces our available capacity under these agreements by the same amounts. The weighted average interest rate on the outstanding borrowings under these credit facilities was 5.2% and 5.4% per annum at January 3, 2004 and December 28, 2002, respectively.

     Off-Balance Sheet Capital Resources

     We have a revolving accounts receivable securitization program in the U.S., which provides for the issuance of up to $700 million in commercial paper secured by undivided interests in a pool of transferred receivables. In connection with this program, which expires in March 2005, most of our U.S. trade accounts receivable are transferred without recourse to a trust in exchange for a beneficial interest in the total pool of trade receivables. In addition, the trust has issued $25 million of fixed-rate, medium-term certificates, which expire in February 2004, and are also secured by undivided interests in the pool of transferred receivables. Sales of undivided interests to third parties under this program result in a reduction of total accounts receivable on our consolidated balance sheet. The excess of the trade accounts receivable transferred over amounts sold to and held by third parties at any one point in time represents our retained interest in the transferred accounts receivable and is shown on our consolidated balance sheet as a separate caption under accounts receivable. Retained interests are carried at their fair market value, estimated as the net realizable value, which considers the relatively short liquidation period and includes an estimated provision for credit losses. At January 3, 2004 and December 28, 2002, the amount of undivided interests sold to and held by third parties under this U.S. program totaled $60.0 million and $75.0 million, respectively.

     We also have certain other revolving trade accounts receivable-based facilities in Canada and Europe, which provide up to approximately $321 million of additional financing capacity. Approximately $116 million of this capacity expires in December 2004 with the balance expiring in 2007. At January 3, 2004 and December 28, 2002, there were no trade accounts receivable sold to and held by third parties under these programs.

     The aggregate amount of trade accounts receivable sold to and held by third parties under the U.S., Canadian, and European programs, or off-balance sheet debt, as of January 3, 2004 and December 28, 2002 totaled $60.0 million and $75.0 million, respectively. The decrease in amounts sold to and held by third parties resulted in an increase in our retained interests in securitized receivables, which was more than offset by an overall decrease in receivables resulting from the lower volume of business and reduction of our days sales outstanding. We believe that available funding under our accounts receivable financing programs provides us increased flexibility to make incremental investments in strategic growth initiatives and to manage working capital requirements.

     Our financing capacity under these programs is dependent upon the level of our trade accounts receivable eligible to be transferred or sold into the accounts receivable financing programs. As of January 3, 2004, our actual aggregate capacity under these programs based on eligible accounts receivable outstanding was approximately $696 million. We believe that there are sufficient eligible trade accounts receivable to support our anticipated financing needs under the U.S., Canadian, and European accounts receivable financing programs.

     As is customary in trade accounts receivable securitization arrangements, a reduction in credit ratings of the third-party issuer of commercial paper or a back-up liquidity provider (which provides a source of funding if the commercial paper market cannot be accessed) could result in an adverse change in, or loss of, our financing capacity under these programs if the commercial paper issuer and/or liquidity back-up provider is not replaced. Loss of such financing capacity could have a material adverse effect on our financial condition, results of operations and liquidity. However, based on our assessment of the duration of these programs, the history and strength of the financial partners involved, other historical data, and the remoteness of such contingencies, we believe it is unlikely that any of these risks will materialize in the near term.

Management’s Discussion and Analysis (continued)

     Covenant Compliance

     We are required to comply with certain financial covenants under some of our on-balance sheet financing facilities, as well as our off-balance sheet accounts receivable-based facilities, including minimum tangible net worth, restrictions on funded debt and interest coverage and trade accounts receivable portfolio performance covenants, including metrics related to receivables and payables. We are also restricted in the amount of additional indebtedness we can incur, dividends we can pay, as well as the amount of common stock that we can repurchase annually. At January 3, 2004, we were in compliance with all covenants or other requirements set forth in our accounts receivable financing programs and credit agreements or other agreements with our financial partners discussed above.

   Contractual Obligations

     The following summarizes our financing capacity and contractual obligations at January 3, 2004 (in millions), and the effect scheduled payments on such obligations are expected to have on our liquidity and cash flows in future periods.

			Payments Due by Period
	Total	Balance	Less Than	1 - 3	3 - 5	After
Contractual Obligations	Capacity	Outstanding	1 Year	Years	Years	5 years
Senior subordinated notes (1)	$219.7	$219.7	$—	$—	$219.7	$—
European revolving trade accounts receivable backed financing facilities (2)	425.0	20.2	—	20.2	—	—
Revolving senior unsecured credit facility (3)	150.0	—	—	—	—	—
Bank overdrafts and other (4)	381.0	128.4	128.4	—	—	—

Subtotal	1,175.7	368.3	128.4	20.2	219.7	—
Accounts receivable financing programs (5)	1,046.0	60.0	25.0	35.0	—	—
Minimum payments under operating leases and IT outsourcing agreement (6)	487.0	487.0	72.9	126.1	113.0	175.0

Total	$2,708.7	$915.3	$226.3	$181.3	$332.7	$175.0

(1)	See Note 7 to our consolidated financial statements.

(2)	The capacity amount in the table above represents the maximum capacity available under these facilities. Our actual capacity is dependent upon the actual amount of eligible trade accounts receivable outstanding that may be used to support these facilities. As of January 3, 2004, our actual aggregate capacity under these programs based on eligible accounts receivable outstanding was approximately $109 million (see Note 7 to our consolidated financial statements).

(3)	The capacity amount in the table above represents the maximum capacity available under this facility. This facility can also be used to support letters of credit. At January 3, 2004, letters of credit totaling approximately $63.7 million were issued to certain vendors to support purchases by our subsidiaries. The issuance of these letters of credit reduces our available capacity by the same amount.

(4)	One of these programs can also be used to support letters of credit. At January 3, 2004, letters of credit totaling approximately $29.3 million were issued to certain vendors to support purchases by our subsidiaries. The issuance of these letters of credit also reduces our available capacity by the same amount.

(5)	Payments due by period were classified based on the maturity dates of the related revolving accounts receivable financing programs. The total capacity amount in the table above represents the maximum capacity available under these programs. Our actual capacity is dependent upon the actual amount of eligible trade accounts receivable outstanding that may be transferred or sold into these programs. As of January 3, 2004, our actual aggregate capacity under these programs based on eligible accounts receivable outstanding was approximately $696 million.

(6)	In December 2002, we entered into an agreement with a third-party provider of IT outsourcing services. The services to be provided include mainframe, major server, desktop and enterprise storage operations, wide-area and local-area network support and engineering; systems management services; help desk services; and worldwide voice/PBX. This agreement expires in December 2009, but is cancelable at our option subject to payment of termination fees. Additionally, we lease the majority of our facilities and certain equipment under noncancelable operating leases. Renewal and purchase options at fair values exist for a substantial portion of the leases. Amounts in this table represent future minimum payments on operating leases that have remaining noncancelable lease terms in excess of one year as well as under the IT outsourcing agreement.

Management’s Discussion and Analysis (continued)

   Other Matters

     In December 1998, we purchased 2,972,400 shares of common stock of Softbank for approximately $50.3 million. During December 1999, we sold approximately 35% of our original investment in Softbank common stock for approximately $230.1 million, resulting in a pre-tax gain of approximately $201.3 million, net of expenses. In January 2000, we sold an additional approximately 15% of our original holdings in Softbank common stock for approximately $119.2 million resulting in a pre-tax gain of approximately $111.5 million, net of expenses. In March 2002, we sold our remaining shares of Softbank common stock for approximately $31.8 million resulting in a pre-tax gain of $6.5 million, net of expenses. We generally used the proceeds from these sales to reduce existing indebtedness. The realized gains, net of expenses, associated with the sales of Softbank common stock in March 2002, January 2000 and December 1999 totaled $4.1 million, $69.3 million and $125.2 million, respectively, net of deferred taxes of $2.4 million, $42.1 million and $76.1 million, respectively (see Notes 2 and 8 to our consolidated financial statements).

     The Softbank common stock was sold in the public market by certain of our foreign subsidiaries, which are located in a low-tax jurisdiction. At the time of each sale, we concluded that U.S. taxes were not currently payable on the gains based on our internal assessment and opinions received from our advisors. However, in situations involving uncertainties in the interpretation of complex tax regulations by various taxing authorities, we provide for tax liabilities unless we consider it probable that these taxes will not be due. The level of opinions received from our advisors and our internal assessment did not allow us to reach that conclusion on this matter and the deferred taxes were provided accordingly. In September 2003, our U.S. Federal tax returns for 1999 were closed, which resolved the matter for U.S. Federal income tax purposes for that year. Accordingly, during the third quarter of 2003, we reversed the related Federal deferred tax liability of $70.5 million associated with the gain on the 1999 sale, thereby reducing our income tax provision in the consolidated statement of income. Although we review our assessments in these matters on a regular basis, we cannot currently determine when the remaining deferred tax liabilities of $2.4 million, $42.1 million and $5.6 million related to the 2002, 2000 and 1999 sales, respectively, will be finally resolved with the taxing authorities, or if the deferred taxes will ultimately be paid. As a result, we continue to provide for these tax liabilities. If we are successful in obtaining a favorable resolution of this matter, our tax provision would be reduced to reflect the elimination of some or all of these deferred tax liabilities. However, in the event of an unfavorable resolution, we believe that we will be able to fund any such taxes that may be assessed on this matter with our available sources of liquidity.

Transactions with Related Parties

     We have loans receivable from certain of our executive officers and other associates. These loans, ranging up to $0.1 million, have interest rates ranging from 2.74% to 6.75% per annum and are payable up to four years. All loans to executive officers, unless granted prior to their election to such position, were granted and approved by the Human Resources Committee of our Board of Directors prior to July 30, 2002, the effective date of the Sarbanes-Oxley Act of 2002. No material modification or renewals to these loans to executive officers have been made since that date or subsequent to the employee’s election as an executive officer, if later. At January 3, 2004 and December 28, 2002, our employee loans receivable balance was $0.9 million and $1.3 million, respectively.

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

     Our foreign currency risk management objective is to protect our earnings and cash flows resulting from sales, purchases and other transactions from the adverse impact of exchange rate movements. Foreign exchange risk is managed by using forward contracts to offset exchange risk associated with receivables and payables. By policy, we maintain hedge coverage between minimum and maximum percentages. Currency interest rate swaps are used to hedge foreign currency denominated principal and interest payments related to intercompany and third-party loans. During 2003, hedged transactions were denominated primarily in U.S. dollars, euros, pounds sterling, Canadian dollars, Australian dollars, Danish krone, Swedish krona, Swiss francs, Hungarian forint, Norwegian kroner, Indian rupees, Thai baht, Brazilian reals, and Mexican pesos.

Management’s Discussion and Analysis (continued)

     We are exposed to changes in interest rates primarily as a result of our long-term debt used to maintain liquidity and finance inventory, capital expenditures and business expansion. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve our objectives we use a combination of fixed- and variable-rate debt and interest rate swaps. In August 2001, we entered into interest rate swap agreements with two financial institutions, the effect of which was to swap our fixed rate obligation on our senior subordinated notes for a floating rate obligation based on 90-day LIBOR plus 4.260%. As of January 3, 2004 and December 28, 2002, substantially all of our outstanding debt had variable interest rates.

Market Risk Management

     Foreign exchange and interest rate risk and related derivatives used are monitored using a variety of techniques including a review of market value, sensitivity analysis and Value-at-Risk (“VaR”). The VaR model determines the maximum potential loss in the fair value of market-sensitive financial instruments assuming a one-day holding period. The VaR model estimates were made assuming normal market conditions and a 95% confidence level. There are various modeling techniques that can be used in the VaR computation. Our computations are based on interrelationships between currencies and interest rates (a “variance/co-variance” technique). The model includes all of our forwards, cross-currency and other interest rate swaps, fixed-rate debt and nonfunctional currency denominated cash and debt (i.e., our market-sensitive derivative and other financial instruments as defined by the SEC). The accounts receivable and accounts payable denominated in foreign currencies, which certain of these instruments are intended to hedge, were excluded from the model.

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

	Interest Rate	Currency Sensitive
	Sensitive Financial	Financial	Combined
	Instruments	Instruments	Portfolio
VaR as of January 3, 2004	$10.5	$0.1	$9.0
VaR as of December 28, 2002	7.0	0.1	5.7

Cautionary Statements for Purposes of the Safe Harbor Provisions of the Private Securities

     Litigation Reform Act of 1995

     The matters in this Annual Report that are forward-looking statements, including but not limited to statements about future sales levels, margins, restructuring charges, major-program costs, cost savings, operating efficiencies, and profitability, are based on current management expectations that involve certain risks which if realized, in whole or in part, could have a material adverse effect on our business, financial condition and results of operations, including, without limitation: (1) intense competition, regionally and internationally, including competition from alternative business models, such as manufacturer-to-end-user selling, which may lead to reduced prices, lower sales or reduced sales growth, lower gross margins, extended payment terms with customers, increased capital investment and interest costs, bad debt risks and product supply shortages; (2) termination of a supply or services agreement with a major supplier or customer or a significant change in supplier terms or conditions of sale; (3) failure of information systems could result in significant disruption of business and/or additional costs to us; (4) worsening economic conditions (particularly in purchases of technology products) and failure to adjust costs in a timely fashion in response to a sudden decrease in demand; (5) losses resulting from significant credit exposure to reseller customers and negative trends in their businesses; (6) delays or failure to achieve the benefits of process or organizational changes we may implement in the business; (7) disruptions in business

Management’s Discussion and Analysis (continued)

operations due to reorganization activities; (8) rapid product improvement and technological change and resulting obsolescence risks; (9) possible disruption in commercial activities caused by terrorist activity or armed conflict, including changes in logistics and security arrangements as a result thereof, and reduced customer demand; (10) dependence on key individuals and inability to retain personnel; (11) reductions in credit ratings and/or unavailability of adequate capital; (12) interest rate and foreign currency fluctuations; (13) adverse impact of governmental controls and actions or political or economic instability which could adversely affect foreign operations; (14) failure to attract new sources of business from expansion of products or services or entry into new markets; (15) inability to manage future adverse industry trends; (16) difficulties and risks associated with integrating operations and personnel in acquisitions; (17) future periodic assessments required by current or new accounting standards which may result in additional charges; and (18) dependence on independent shipping companies.

     We have instituted in the past and continue to institute changes to our strategies, operations and processes to address these risk factors and to mitigate their impact on our results of operations and financial condition. However, no assurances can be given that we will be successful in these efforts. For a further discussion of significant factors to consider in connection with forward-looking statements concerning us, reference is made to Exhibit 99.01 of our Annual Report on Form 10-K for the year ended January 3, 2004; other risks or uncertainties may be detailed from time to time in our future SEC filings. We disclaim any duty to update any forward-looking statements.

INGRAM MICRO INC.
CONSOLIDATED BALANCE SHEET
(Dollars in 000s, except per share data)

	Fiscal Year End
	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$279,587	$387,513
Accounts receivable:
Trade accounts receivable	1,955,979	1,770,988
Retained interest in securitized receivables	499,923	583,918

Total accounts receivable (less allowances of $91,613 and $89,889)	2,455,902	2,354,906
Inventories	1,915,403	1,564,065
Other current assets	317,201	293,902

Total current assets	4,968,093	4,600,386
Property and equipment, net	210,722	250,244
Goodwill	244,174	233,922
Other	51,173	59,802

Total assets	$5,474,162	$5,144,354

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,821,518	$2,623,188
Accrued expenses	390,244	438,787
Current maturities of long-term debt	128,346	124,894

Total current liabilities	3,340,108	3,186,869
Long-term debt, less current maturities	239,909	241,052
Deferred income taxes and other liabilities	21,196	80,444

Total liabilities	3,601,213	3,508,365

Commitments and contingencies (Note 10)
Stockholders’ equity:
Preferred Stock, $0.01 par value, 25,000,000 shares authorized; no shares issued and outstanding	—	—
Class A Common Stock, $0.01 par value, 500,000,000 shares authorized; 151,963,667 and 150,778,355 shares issued and outstanding in 2003 and 2002, respectively	1,520	1,508
Class B Common Stock, $0.01 par value, 135,000,000 shares authorized; no shares issued and outstanding	—	—
Additional paid-in capital	720,810	707,689
Retained earnings	1,101,954	952,753
Accumulated other comprehensive income (loss)	48,812	(25,548)
Unearned compensation	(147)	(413)

Total stockholders’ equity	1,872,949	1,635,989

Total liabilities and stockholders’ equity	$5,474,162	$5,144,354

See accompanying notes to these consolidated financial statements.

INGRAM MICRO INC.
CONSOLIDATED STATEMENT OF INCOME
(Dollars in 000s, except per share data)

	Fiscal Year
	2003	2002	2001
Net sales	$22,613,017	$22,459,265	$25,186,933
Cost of sales	21,389,529	21,227,627	23,857,034

Gross profit	1,223,488	1,231,638	1,329,899

Operating expenses:
Selling, general and administrative	1,045,725	1,110,295	1,172,665
Reorganization costs	21,570	71,135	41,411
Special items	—	—	22,893

	1,067,295	1,181,430	1,236,969

Income from operations	156,193	50,208	92,930

Other expense (income):
Interest income	(9,933)	(11,870)	(16,256)
Interest expense	33,447	32,702	55,624
Losses on sales of receivables	10,206	9,363	20,332
Net foreign exchange loss	3,695	8,736	5,204
Loss on repurchase of debentures	—	—	4,244
Gain on sale of available-for-sale securities	—	(6,535)	—
Other	2,984	8,814	12,091

	40,399	41,210	81,239

Income before income taxes and cumulative effect of adoption of a new accounting standard	115,794	8,998	11,691
Provision for (benefit from) income taxes	(33,407)	3,329	4,954

Income before cumulative effect of adoption of a new accounting standard	149,201	5,669	6,737
Cumulative effect of adoption of a new accounting standard, net of $(2,633) in income taxes	—	(280,861)	—

Net income (loss)	$149,201	$(275,192)	$6,737

Basic earnings per share:
Income before cumulative effect of adoption of a new accounting standard	$0.99	$0.04	$0.05
Cumulative effect of adoption of a new accounting standard	—	(1.87)	—

Net income (loss)	$0.99	$(1.83)	$0.05

Diluted earnings per share:
Income before cumulative effect of adoption of a new accounting standard	$0.98	$0.04	$0.04
Cumulative effect of adoption of a new accounting standard	—	(1.85)	—

Net income (loss)	$0.98	$(1.81)	$0.04

See accompanying notes to these consolidated financial statements.

INGRAM MICRO INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Dollars in 000s)

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Unearned
	Class A	Class B	Capital	Earnings	Income (Loss)	Compensation	Total
December 30, 2000	$758	$704	$664,840	$1,221,208	$(11,936)	$(1,182)	$1,874,392
Stock options exercised	26		19,886				19,912
Income tax benefit from exercise of stock options			4,927				4,927
Conversion of Class B to Class A Common Stock	704	(704)					—
Grant of restricted Class A Common Stock	1		789			(790)	—
Issuance of Class A Common Stock related to Employee Stock Purchase Plan	1		1,447				1,448
Stock-based compensation expense			69			1,293	1,362
Comprehensive income (loss)				6,737	(41,480)		(34,743)

December 29, 2001	1,490	—	691,958	1,227,945	(53,416)	(679)	1,867,298
Stock options exercised	17		10,359				10,376
Income tax benefit from exercise of stock options			2,951				2,951
Grant of restricted Class A Common Stock			310			(310)	—
Issuance of Class A Common Stock related to Employee Stock Purchase Plan	1		1,276				1,277
Stock-based compensation expense			835			576	1,411
Comprehensive income (loss)				(275,192)	27,868		(247,324)

December 28, 2002	1,508	—	707,689	952,753	(25,548)	(413)	1,635,989
Stock options exercised	11		10,251				10,262
Income tax benefit from exercise of stock options			1,151				1,151
Grant of restricted Class A Common Stock			460			(460)	—
Issuance of Class A Common Stock related to Employee Stock Purchase Plan	1		474				475
Stock-based compensation expense			785			726	1,511
Comprehensive income				149,201	74,360		223,561

January 3, 2004	$1,520	$—	$720,810	$1,101,954	$48,812	$(147)	$1,872,949

See accompanying notes to these consolidated financial statements.

INGRAM MICRO INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in 000’s, except per share data)

	Fiscal Year
	2003	2002	2001
Cash flows from operating activities:
Net income (loss)	$149,201	$(275,192)	$6,737
Adjustments to reconcile net income (loss) to cash provided (used) by operating activities:
Cumulative effect of adoption of a new accounting standard, net of income taxes	—	280,861	—
Depreciation	78,519	98,763	94,017
Amortization of goodwill	—	—	20,963
Noncash charges for impairments and losses (gains) on disposals of property and equipment and investments	(980)	16,813	21,504
Loss on sale of a business	5,067	—	—
Noncash charges for interest and compensation	3,218	2,277	6,993
Deferred income taxes	(53,903)	(40,112)	7,553
Pre-tax gain on sale of available-for-sale securities	—	(6,535)	—
Loss on repurchase of debentures	—	—	4,244
Changes in operating assets and liabilities, net of effects of acquisitions:
Changes in amounts sold under accounts receivable programs	(15,000)	(147,253)	(687,935)
Accounts receivable	95,248	240,645	643,836
Inventories	(245,070)	134,246	1,292,429
Other current assets	(812)	(2,898)	45,011
Accounts payable	34,626	(72,263)	(1,077,620)
Accrued expenses	(144,902)	41,279	(68,375)

Cash provided (used) by operating activities	(94,788)	270,631	309,357

Cash flows from investing activities:
Purchase of property and equipment	(35,003)	(54,679)	(86,438)
Proceeds from sale of property and equipment	7,826	2,920	20,289
Acquisitions, net of cash acquired	(9,416)	(8,256)	(15,923)
Net proceeds from sale of available-for-sale securities	—	31,840	—
Other	(307)	68	11,764

Cash used by investing activities	(36,900)	(28,107)	(70,308)

Cash flows from financing activities:
Repurchase of redeemable Class B Common Stock	—	—	(39)
Proceeds from exercise of stock options	10,262	10,376	19,912
Repurchase of debentures	(446)	—	(224,977)
Net proceeds from issuance of senior subordinated notes	—	—	195,084
Net repayments of debt	(5,631)	(124,999)	(68,310)
Changes in book overdrafts	5,144	(32,115)	(22,659)

Cash provided (used) by financing activities	9,329	(146,738)	(100,989)

Effect of exchange rate changes on cash and cash equivalents	14,433	18,668	(15,561)

Increase (decrease) in cash and cash equivalents	(107,926)	114,454	122,499
Cash and cash equivalents, beginning of year	387,513	273,059	150,560

Cash and cash equivalents, end of year	$279,587	$387,513	$273,059

Supplemental disclosures of cash flow information:
Cash payments during the year:
Interest	$38,581	$31,926	$47,246
Income taxes	41,603	40,670	43,858
Noncash investing activities during the year:
Assets acquired in exchange for liabilities assumed	—	—	157,700

See accompanying notes to these consolidated financial statements.

INGRAM MICRO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in 000’s, except per share data)

Note 1 - Organization and Basis of Presentation

     Ingram Micro Inc. (“Ingram Micro”) and its subsidiaries are primarily engaged in the distribution of information technology (“IT”) products and supply chain solutions worldwide. Ingram Micro operates in North America, Europe, Latin America and Asia-Pacific.

Note 2 - Significant Accounting Policies

Basis of Consolidation

     The consolidated financial statements include the accounts of Ingram Micro and its subsidiaries (collectively referred to herein as the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year

     The fiscal year of the Company is a 52- or 53-week period ending on the Saturday nearest to December 31. All references herein to “2003”, “2002” and “2001” represent the 53-week fiscal year ended January 3, 2004, and the 52-week fiscal years ended December 28, 2002, and December 29, 2001, respectively.

Use of Estimates

     Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S.”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the financial statement date, and reported amounts of revenue and expenses during the reporting period. Significant estimates primarily relate to the realizable value of accounts receivable, vendor programs, inventories, goodwill, intangible and other long-lived assets; income taxes; and contingencies and litigation. Actual results could differ from these estimates.

Revenue Recognition

     Revenue on products shipped is recognized when title and risk of loss transfers, delivery has occurred, the price to the buyer is determinable and collectibility is reasonably assured. Service revenues are recognized upon delivery of the services. Service revenues have represented less than 10% of total net sales for 2003, 2002 and 2001. The Company, under specific conditions, permits its customers to return or exchange products. The provision for estimated sales returns is recorded concurrently with the recognition of revenue.

Vendor Programs

     Funds received from vendors for price protection, product rebates, marketing, training, product returns and promotion programs are recorded as adjustments to product costs, revenue, or selling, general and administrative expenses according to the nature of the program. Some of these programs may extend over one or more quarterly reporting periods. The Company accrues rebates or other vendor incentives as earned based on sales of qualifying products or as services are provided in accordance with the terms of the related program.

     The Company sells products purchased from many vendors. In fiscal 2003, 2002, and 2001, the Company’s top three vendors (as measured by the Company’s net sales of all products purchased from vendors) contributed approximately 40%, 41% and 44%, respectively, of the Company’s net sales.

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

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

Foreign Currency Translation and Remeasurement

     Financial statements of foreign subsidiaries, for which the functional currency is the local currency, are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for statement of income items. Translation adjustments are recorded in accumulated other comprehensive income, a component of stockholders’ equity. The functional currency of the Company’s operations in Latin America and certain operations within the Company’s Asia-Pacific and European regions is the U.S. dollar; accordingly, the monetary assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues, expenses, gains or losses are translated at the average exchange rate for the period, and nonmonetary assets and liabilities are translated at historical rates. The resultant remeasurement gains and losses of these operations as well as gains and losses from foreign currency transactions are included in the consolidated statement of income.

Fair Value of Financial Instruments

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and other accrued expenses approximate fair value because of the short maturity of these items. The carrying amounts of outstanding debt issued pursuant to bank credit agreements approximate fair value because interest rates over the relative term of these instruments approximate current market interest rates. At January 3, 2004 and December 28, 2002, the carrying value of the Company’s 9.875% Senior Subordinated Notes due in 2008 was $219,702 and $223,846, respectively, which approximated their fair value at the respective dates. See discussion of Derivative Financial Instruments below.

Cash and Cash Equivalents

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Book overdrafts of $135,315 and $130,171 as of January 3, 2004 and December 28, 2002, respectively, are included in accounts payable.

Inventories

     Inventories are stated at the lower of average cost or market.

Property and Equipment

     Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives noted below, except for the lives of assets which have been reduced as a result of actions from the Company’s profit enhancement program as discussed in Note 3. The Company also capitalizes computer software costs that meet both the definition of internal-use software and defined criteria for capitalization in accordance with Statement of Position No. 98-1, “Accounting for the Cost of Computer Software Developed or Obtained for Internal Use.” Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life.

Buildings	40 years
Leasehold improvements	3-17 years
Distribution equipment	5-10 years
Computer equipment and software	3-8 years

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

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

Goodwill

     Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in an acquisition accounted for using the purchase method. Effective the first quarter of 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”). FAS 142 eliminated the amortization of goodwill. Instead, goodwill was reviewed for impairment upon adoption and will be reviewed at least annually thereafter. In connection with the initial impairment tests, the Company obtained valuations of its individual reporting units from an independent third-party valuation firm. The valuation methodologies included, but were not limited to, estimated net present value of the projected future cash flows of these reporting units. As a result of these impairment tests, the Company recorded a noncash charge of $280,861, net of income taxes of $2,633 to reduce the carrying value of goodwill to its implied fair value in accordance with FAS 142. This charge is reflected as a cumulative effect of adoption of a new accounting standard in the Company’s consolidated statement of income.

     In the fourth quarters of 2003 and 2002, the Company performed impairment tests of its remaining goodwill. In connection with these tests, valuations of the individual reporting units were obtained from an independent third-party valuation firm. The valuation methodologies were consistent with those used in the initial impairment tests. No additional impairment was indicated based on these tests.

     The changes in the carrying amount of goodwill for fiscal 2002 and 2003 are as follows:

	North		Asia-	Latin
	America	Europe	Pacific	America	Total
Balance at December 29, 2001	$78,304	$75,510	$314,347	$40,066	$508,227
Impairment charge upon adoption of FAS 142	—	(75,510)	(167,918)	(40,066)	(283,494)
Acquisitions	—	2,152	7,007	—	9,159
Foreign currency translation	6	(41)	65	—	30

Balance at December 28, 2002	78,310	2,111	153,501	—	233,922
Acquisitions	—	5,281	2,017	—	7,298
Foreign currency translation	134	1,916	904	—	2,954

Balance at January 3, 2004	$78,444	$9,308	$156,422	$—	$244,174

     In accordance with FAS 142, no amortization of goodwill was recorded in 2003 or 2002. If amortization expense of $20,963 had not been recorded in 2001, net income for that period would have been $27,505 or $0.18 per diluted share.

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

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

Concentration of Credit Risk

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable and derivative financial instruments. Credit risk with respect to trade accounts receivable is limited due to the large number of customers and their dispersion across geographic areas. No single customer accounts for 10% or more of the Company’s net sales. The Company performs ongoing credit evaluations of its customers’ financial conditions, obtains credit insurance in certain locations and requires collateral in certain circumstances. The Company maintains an allowance for estimated credit losses.

Derivative Financial Instruments

     The Company operates in various locations around the world. The Company reduces its exposure to fluctuations in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. The market risk related to the foreign exchange agreements is offset by changes in the valuation of the underlying items being hedged. The Company currently does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives.

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

     The notional amount of forward exchange contracts is the amount of foreign currency bought or sold at maturity. The notional amount of interest rate swaps is the underlying principal amount used in determining the interest payments exchanged over the life of the swap. Notional amounts are indicative of the extent of the Company’s involvement in the various types and uses of derivative financial instruments and are not a measure of the Company’s exposure to credit or market risks through its use of derivatives.

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

     Derivative financial instruments comprise the following:

	Fiscal Year End
	2003		2002
	Notional	Estimated	Notional	Estimated
	Amounts	Fair Value	Amounts	Fair Value
Foreign exchange forward contracts	$1,039,839	$(12,633)	$713,158	$(6,406)
Currency interest rate swaps	426,707	(59,400)	376,004	(75,333)
Interest rate swaps	700,478	19,795	200,000	24,840

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

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

     The components of accumulated other comprehensive income (loss) are as follows:

	Foreign	Unrealized	Accumulated
	Currency	Gain (Loss) on	Other
	Translation	Available-for-	Comprehensive
	Adjustment	Sale Securities	Income (Loss)
Balance at December 30, 2000	$(28,901)	$16,965	$(11,936)
Change in foreign currency translation adjustment	(23,843)	—	(23,843)
Unrealized holding loss arising during the period	—	(17,637)	(17,637)

Balance at December 29, 2001	(52,744)	(672)	(53,416)
Change in foreign currency translation adjustment	27,196	—	27,196
Unrealized holding loss arising during the period	—	4,789	4,789
Reclassification adjustment for realized gain included in net income	—	(4,117)	(4,117)

Balance at December 28, 2002	(25,548)	—	(25,548)
Change in foreign currency translation adjustment	74,360	—	74,360

Balance at January 3, 2004	$48,812	$—	$48,812

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

     The computation of Basic EPS and Diluted EPS is as follows:

	Fiscal Year
	2003	2002	2001
Income before cumulative effect of adoption of a new accounting standard	$149,201	$5,669	$6,737

Weighted average shares	151,220,639	150,211,973	147,511,408

Basic earnings per share before cumulative effect of adoption of a new accounting standard	$0.99	$0.04	$0.05

Weighted average shares including the dilutive effect of stock options and warrants (1,087,755; 1,933,696; and 2,536,399 for 2003, 2002, and 2001, respectively)	152,308,394	152,145,669	150,047,807

Diluted earnings per share before cumulative effect of adoption of a new accounting standard	$0.98	$0.04	$0.04

     There were approximately 23,756,000, 18,182,000, and 16,155,000 options and warrants in 2003, 2002, and 2001, respectively, that were not included in the computation of Diluted EPS because the exercise price was greater than the average market price of the Class A Common Stock, thereby resulting in an antidilutive effect.

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

	Fiscal Year
	2003	2002	2001
Net income (loss), as reported	$149,201	$(275,192)	$6,737
Compensation expense as determined under FAS 123, net of related tax effects	28,363	31,610	26,651

Pro forma net income (loss)	$120,838	$(306,802)	$(19,914)

Earnings per share:
Basic – as reported	$0.99	$(1.83)	$0.05

Basic – pro forma	$0.80	$(2.04)	$(0.13)

Diluted – as reported	$0.98	$(1.81)	$0.04

Diluted – pro forma	$0.79	$(2.04)	$(0.13)

     The weighted average fair value per option granted in 2003, 2002, and 2001 was $3.93, $6.88, and $6.66, respectively. The fair value of options was estimated using the Black-Scholes option-pricing model assuming no dividends and using the following weighted average assumptions:

	Fiscal Year
	2003	2002	2001
Risk-free interest rate	1.90%	3.49%	3.67%
Expected years until exercise	3.0 years	3.0 years	2.5 years
Expected stock volatility	49.3%	61.8%	68.3%

New Accounting Standards

     In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB No. 13, and Technical Corrections as of April 2002” (“FAS 145”). Effective for fiscal year 2003, the adoption of FAS 145 required the Company to reclassify its pre-tax loss on the repurchase of convertible debentures of $4,244 in 2001 from extraordinary items to income from continuing operations. The adoption of FAS 145 did not have a material impact on the Company’s consolidated financial position or results of operations.

     In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 provides guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable-interest entities (“VIEs”). FIN 46 applies to new entities that are created after the effective date, as well as to existing entities. For VIEs created after January 31, 2003, the recognition and measurement provisions of FIN 46 were effective immediately, while for VIEs created before February 1, 2003, the recognition and measurement provisions of FIN 46 are effective beginning with the Company’s first fiscal quarter ending April 3, 2004 . The adoption of FIN 46 did not have a material impact on the Company’s consolidated financial position or results of operations.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

     In January 2003, the Emerging Issues Task Force reached a consensus on Issue No. 02-16 “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor” (“EITF No. 02-16”). EITF No. 02-16 provides guidance regarding how a reseller of a vendor’s products should account for cash consideration received from that vendor. The provisions of EITF No. 02-16 apply to vendor arrangements entered into after December 31, 2002, including modifications of existing arrangements. The Company believes that its historical treatment of funds received from vendors has been substantially consistent with the requirements of EITF No. 02-16. Accordingly, the adoption of EITF No. 02-16 did not have a material impact on the Company’s consolidated financial position or results of operations.

     In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“FAS 149”). FAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under the Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”). FAS 149 is to be applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for certain aspects of the standard that relate to previously issued guidance, which should continue to be applied in accordance with the previously set effective dates. The adoption of FAS 149 did not have a material impact on the Company’s consolidated financial position or results of operations.

Reclassifications

     Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 3 - Reorganization Costs, Profit Enhancement Program and Special Items

     In June 2001, the Company initiated a broad-based reorganization plan to streamline operations and reorganize resources to increase flexibility, improve service and generate cost savings and operational efficiencies. This program resulted in restructuring several functions, consolidation of facilities, and reductions of workforce worldwide in each of the quarters through June 2002. Total reorganization costs associated with these actions were $8,780 and $41,411 in 2002 and 2001, respectively.

     In September 2002, the Company announced a comprehensive profit enhancement program, which was designed to improve operating income through enhancements in gross margins and reduction of selling, general, and administrative expenses. Key components of these initiatives included enhancement and/or rationalization of vendor and customer programs, optimization of facilities and systems, outsourcing of certain IT infrastructure functions, geographic consolidations and administrative restructuring.

     For 2003 and 2002, the Company incurred $31,008 and $107,851, respectively, of costs related to this profit enhancement program. These costs have consisted primarily of reorganization costs of $13,609 and $62,355 in 2003 and 2002, respectively, and other program implementation costs charged to cost of sales and SG&A expenses, or other major-program costs, of $17,399 and $45,496 in 2003 and 2002 respectively. Reorganization costs have included severance expenses, lease termination costs and other costs associated with the exit of facilities or other contracts. The other major-program costs have consisted of program management and consulting expenses, accelerated depreciation, losses on disposals of certain assets, costs associated with geographic relocation, costs related to the outsourcing of certain IT infrastructure functions, and inventory and vendor-program losses primarily associated with the exit of certain businesses.

     During 2003, the Company incurred incremental reorganization costs of $7,961 and incremental other major-program costs of $6,407, which were not part of the original scope of the profit enhancement program announced in September 2002. These costs primarily related to the further consolidation of operations in the Nordic areas of Europe and a loss on the sale of a non-core German semiconductor equipment distribution business.

Reorganization Costs

     In the first quarter of 2003, the Company adopted Statement of Financial Accounting Standards No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“FAS 146”). FAS 146 requires the Company to recognize restructuring liabilities at fair value. The fair value of restructuring charges recorded in 2003 approximates the undiscounted obligations.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

     Within the context of the broad-based reorganization plan and the comprehensive profit enhancement program, the Company has developed and implemented detailed plans for restructuring actions. The following table summarizes the components of the Company’s reorganization costs by region for each of the quarters in fiscal years 2003, 2002 and 2001 resulting from the detailed actions initiated under the broad-based reorganization plan and the profit enhancement program:

		Employee
	Headcount	Termination	Facility	Other	Total
Quarter Ended	Reduction	Benefits	Costs	Costs	Cost
January 3, 2004
North America	135	$773	$3,287	$—	$4,060
Europe	60	1,285	694	—	1,979
Asia-Pacific	10	41	—	—	41
Latin America	90	631	125	13	769

Subtotal	295	2,730	4,106	13	6,849

September 27, 2003
North America	20	422	253	—	675
Europe	45	591	158	(24)	725
Asia-Pacific	5	20	—	—	20
Latin America	45	70	—	—	70

Subtotal	115	1,103	411	(24)	1,490

June 28, 2003
North America	245	1,658	(242)	48	1,464
Europe	—	(82)	141	(293)	(234)
Asia-Pacific	—	1	—	—	1
Latin America	20	61	—	—	61

Subtotal	265	1,638	(101)	(245)	1,292

March 29, 2003
North America	280	3,564	—	1,471	5,035
Europe	60	864	5,787	81	6,732
Asia-Pacific	10	12	—	—	12
Latin America	15	160	—	—	160

Subtotal	365	4,600	5,787	1,552	11,939

Full year 2003	1,040	$10,071	$10,203	$1,296	$21,570

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

		Employee
	Headcount	Termination	Facility	Other	Total
Quarter Ended	Reduction	Benefits	Costs	Costs	Cost
December 28, 2002
North America	265	$1,824	$25,431	$6,980	$34,235
Europe	150	3,216	512	1,145	4,873
Asia-Pacific	35	(28)	(28)	—	(56)
Latin America	25	496	—	—	496

Subtotal	475	5,508	25,915	8,125	39,548

September 28, 2002
North America	265	2,435	15,470	—	17,905
Europe	165	2,482	1,324	775	4,581
Asia-Pacific	10	156	(141)	(9)	6
Latin America	85	315	—	—	315

Subtotal	525	5,388	16,653	766	22,807

June 29, 2002
North America	270	1,629	897	—	2,526
Europe	90	1,883	437	(392)	1,928
Asia-Pacific	30	389	—	—	389
Latin America	80	527	—	—	527

Subtotal	470	4,428	1,334	(392)	5,370

March 30, 2002
North America	105	996	—	—	996
Europe	20	448	814	—	1,262
Asia-Pacific	40	73	—	—	73
Latin America	50	257	822	—	1,079

Subtotal	215	1,774	1,636	—	3,410

Full year 2002	1,685	$17,098	$45,538	$8,499	$71,135

December 29, 2001
North America	110	$1,082	$49	$87	$1,218
Europe	120	2,505	4,941	966	8,412
Asia-Pacific	45	282	234	17	533
Latin America	25	447	—	—	447

Subtotal	300	4,316	5,224	1,070	10,610

September 29, 2001
North America	65	413	6,274	—	6,687
Europe	150	1,189	1,316	1,785	4,290
Asia-Pacific	35	768	—	—	768

Subtotal	250	2,370	7,590	1,785	11,745

June 30, 2001
North America	1,480	9,292	8,490	402	18,184
Europe	120	732	115	25	872

Subtotal	1,600	10,024	8,605	427	19,056

Full year 2001	2,150	$16,710	$21,419	$3,282	$41,411

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

     The following table provides a summary of the adjustments to previous actions recorded during fiscal 2003, which are included in the amounts disclosed above:

	Adjustments Recorded in Quarter Ended
Adjustments to detailed actions	January 3,	September 27,	June 28,	March 29,	Total Fiscal
taken in quarter ended:	2004	2003	2003	2003	2003
September 27, 2003	$9	$—	$—	$—	$9
June 28, 2003	29	135	—	—	164
March 29, 2003	63	76	68	—	207
December 28, 2002	(890)	(188)	(2,834)	42	(3,870)
September 28, 2002	2,438	261	481	—	3,180
Actions prior to June 30, 2002	191	180	102	—	473

	$1,840	$464	$(2,183)	$42	$163

     The following are descriptions of the detailed actions under the broad-based reorganization plan and the profit enhancement program as well as adjustments recorded during 2003.

Quarter ended January 3, 2004

     Reorganization costs for the fourth quarter 2003 were primarily comprised of employee termination benefits for workforce reductions worldwide and, to a lesser extent, lease exit costs for facility consolidations in North America, Europe and Latin America.

     The reorganization charges, related payment activities and adjustments for the year ended January 3, 2004 and the remaining liability at January 3, 2004 related to these detailed actions are summarized as follows:

		Amounts Paid		Remaining
		and Charged		Liability at
	Reorganization	Against the		January 3,
	Costs	Liability	Adjustments	2004
Employee termination benefits	$3,055	$2,166	$—	$889
Facility costs	1,941	125	—	1,816
Other costs	13	13	—	—

Total	$5,009	$2,304	$—	$2,705

Quarter ended September 27, 2003

     Reorganization costs for the third quarter of 2003 were primarily comprised of employee termination benefits for workforce reductions worldwide and, to a lesser extent, lease exit costs for facility consolidations in Europe.

     The reorganization charges, related payment activities and adjustments for the year ended January 3, 2004 and the remaining liability at January 3, 2004 related to these detailed actions are summarized as follows:

		Amounts Paid		Remaining
		and Charged		Liability at
	Reorganization	Against the		January 3,
	Costs	Liability	Adjustments	2004
Employee termination benefits	$864	$878	$55	$41
Facility costs	158	112	(46)	—
Other costs	4	4	—	—

Total	$1,026	$994	$9	$41

     The adjustments reflect higher costs of employee termination benefits in North America totaling $55 and a credit of $46 for lower costs of terminating leases associated with facility consolidations in Europe recorded in the fourth quarter of 2003.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

Quarter ended June 28, 2003

     Reorganization costs for the second quarter of 2003 were primarily comprised of employee termination benefits for workforce reductions in North America and lease exit costs for facility consolidations in the Company’s North American headquarters in Santa Ana, California.

     The reorganization charges, related payment activities and adjustments for the year ended January 3, 2004 and the remaining liability at January 3, 2004 related to these detailed actions are summarized as follows:

		Amounts Paid		Remaining
		and Charged		Liability at
	Reorganization	Against the		January 3,
	Costs	Liability	Adjustments	2004
Employee termination benefits	$1,800	$1,944	$164	$20
Facility costs	1,627	747	—	880
Other costs	48	—	—	48

Total	$3,475	$2,691	$164	$948

     The adjustments reflect higher costs of employee termination benefits in North America totaling $135 and $29 recorded in the third quarter and fourth quarter of 2003, respectively.

Quarter ended March 29, 2003

     Reorganization costs for the first quarter of 2003 were primarily comprised of employee termination benefits for workforce reductions worldwide; facility exit costs, principally comprised of lease exit costs associated with the downsizing of an office facility and exit of a warehouse in Europe; and other costs, primarily comprised of contract termination expenses associated with outsourcing certain IT infrastructure functions. These restructuring actions are complete; however, future cash outlays will be required primarily due to severance payment terms and future lease payments related to exited facilities.

     The reorganization charges, related payment activities and adjustments for the year ended January 3, 2004 and the remaining liability at January 3, 2004 related to these detailed actions are summarized as follows:

		Amounts Paid		Remaining
		and Charged		Liability at
	Reorganization	Against the		January 3,
	Costs	Liability	Adjustments	2004
Employee termination benefits	$4,614	$4,219	$235	$630
Facility costs	5,731	3,629	—	2,102
Other costs	1,552	995	(28)	529

Total	$11,897	$8,843	$207	$3,261

     The adjustments reflect higher costs of employee termination benefits in North America totaling $68, $104, and $63 recorded in the second, third, and fourth quarters of 2003, respectively, as well as a credit of $28 for lower than expected other costs in Europe recorded in the third quarter of 2003.

Quarter ended December 28, 2002

     Reorganization costs for the fourth quarter 2002 were primarily comprised of employee termination benefits for workforce reductions primarily in North America and Europe; facility exit costs were primarily comprised of lease exit costs for the downsizing of the Williamsville, New York office facility, and consolidating the Mississauga, Canada office facility; and other costs primarily comprised of contract termination expenses associated with outsourcing certain IT infrastructure functions as well as other costs associated with the reorganization activities. These restructuring actions are complete; however, future cash outlays will be required due to severance payment terms and future lease payments related to exited facilities.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

     The payment activities and adjustments for the year ended January 3, 2004 and the remaining liability at January 3, 2004 related to these detailed actions are summarized as follows:

	Outstanding	Amounts Paid		Remaining
	Liability at	and Charged		Liability at
	December 28,	Against the		January 3,
	2002	Liability	Adjustments	2004
Employee termination benefits	$4,477	$3,622	$(590)	$265
Facility costs	25,243	11,934	(3,009)	10,300
Other costs	7,413	7,142	(271)	—

Total	$37,133	$22,698	$(3,870)	$10,565

     The adjustments reflect lower costs of employee termination benefits totaling $14 and $104 in Europe and $472 in North America recorded in the first, second and fourth quarters of 2003, respectively; lower costs of terminating the lease associated with the downsizing of the Williamsville, New York office facility totaling $2,600 and $188 recorded in the second and third quarters of 2003, respectively, and lower estimated lease obligations associated with the consolidation of the Mississauga, Canada office facility totaling $418 recorded in the fourth quarter of 2003, partially offset by higher estimated lease obligations in Europe totaling $56 and $141 recorded in the first and second quarters of 2003, respectively; and lower costs of terminating contracts in Europe totaling $271 recorded in the second quarter of 2003.

Quarter ended September 28, 2002

     Reorganization costs for the third quarter 2002 were primarily comprised of employee termination benefits for workforce reductions worldwide; facility exit costs primarily comprised of lease exit costs for the closure of the Memphis, Tennessee configuration center and Harrisburg, Pennsylvania returns center, downsizing the Carol Stream, Illinois and Jonestown, Pennsylvania distribution centers, closing the European assembly facility and the consolidation of operations in Australia; and other costs associated with the reorganization activities. These restructuring actions are substantially complete; however, future cash outlays will be required due to future lease payments related to exited facilities.

     The payment activities and adjustments for the year ended January 3, 2004 and the remaining liability at January 3, 2004 related to these detailed actions are summarized as follows:

	Outstanding	Amounts Paid		Remaining
	Liability at	and Charged		Liability at
	December 28,	Against the		January 3,
	2002	Liability	Adjustments	2004
Employee termination benefits	$2,147	$2,097	$(50)	$—
Facility costs	8,496	5,340	3,230	6,386
Other costs	635	635	—	—

Total	$11,278	$8,072	$3,180	$6,386

     The adjustments reflect lower costs of employee termination benefits in North America totaling $50 recorded in the second quarter of 2003 and higher estimated lease obligations associated with the closure of the Harrisburg, Pennsylvania returns center totaling $531 and $61 recorded in the second and third quarters of 2003, respectively, the closure of the Memphis, Tennessee configuration center totaling $200 and $2,390 recorded in the third and fourth quarters of 2003, respectively, and the Carol Stream, Illinois distribution center totaling $48 recorded in the fourth quarter of 2003 due to lower than expected sublease income on the facilities.

Actions prior to June 30, 2002

     Prior to June 30, 2002, detailed actions under the Company’s reorganization plan included workforce reductions and facility consolidations worldwide. Facility consolidations primarily included consolidation of the Company’s North American headquarters in Santa Ana, California, closing the Newark and Fullerton, California distribution centers, downsizing the Miami, Florida distribution center, closing the returns processing centers in Santa Ana and Rancho Cucamonga, California, centralizing returns in the Harrisburg, Pennsylvania returns center, and consolidation and/or exit of warehouse and office facilities in Europe, Latin America and Asia-Pacific. These restructuring actions are completed; however, future cash outlays will be required due to severance payment terms and future lease payments related to exited facilities.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

     The payment activities and adjustments for the year ended January 3, 2004 and the remaining liability at January 3, 2004 related to these detailed actions are summarized as follows:

	Outstanding	Amounts Paid		Remaining
	Liability at	and Charged		Liability at
	December 28,	Against the		January 3,
	2002	Liability	Adjustments	2004
Employee termination benefits	$931	$601	$(98)	$232
Facility costs and other	2,359	1,487	571	1,443

Total	$3,290	$2,088	$473	$1,675

     The adjustments reflect lower costs of employee termination benefits in North America totaling $98 recorded in the second quarter of 2003 and higher estimated lease obligations associated with the exit of the Fullerton, California distribution center totaling $200 and $98 recorded in the second and fourth quarters of 2003, respectively, due to lower than expected sublease income on the exited facility and higher estimated costs associated with the consolidation of the Company’s North American headquarters in Santa Ana, California and consolidation of a warehouse in Europe totaling $180 and $93, respectively, recorded in the third and fourth quarters of 2003, respectively.

Other Profit Enhancement Program Implementation Costs

     Other costs recorded in SG&A expenses and cost of sales in 2003 related to the implementation of the Company’s profit enhancement program totaled $23,806, of which $17,399 related to actions contemplated under the original profit enhancement program announced on September 18, 2002 and $6,407 related to new profit improvement opportunities primarily consisting of a loss on the sale of a non-core German semiconductor equipment distribution business and further consolidation of the Company’s operations in the Nordic areas of Europe. The $23,806 in other major-program costs included $23,363 recorded in SG&A, comprised of $11,741 of incremental accelerated depreciation ($10,834 in North America and $907 in Europe) of fixed assets associated with the planned exit of facilities, the outsourcing of certain IT infrastructure functions in North America and software replaced by a more efficient solution; $9,502 in recruiting, retention, training and other transition costs associated with the relocation of major functions and outsourcing of certain IT infrastructure functions in North America; and $5,057 related to a loss on the sale of a non-core German semiconductor equipment distribution business; partially offset by a gain of $2,937 on the sale of excess land near the Company’s corporate headquarters in Southern California. In addition, other major-program costs of $443 were recorded in cost of sales, primarily comprised of incremental inventory losses caused by the decision to further consolidate Nordic areas in Europe.

     Other costs incurred during 2002 related to the implementation of the profit enhancement program included $43,944 recorded as SG&A expenses, comprised of $16,034 of incremental depreciation ($12,268 in North America, $3,688 in Europe and $78 in Asia-Pacific), resulting from the reduction of estimated useful lives of fixed assets to coincide with the planned exit of certain facilities; $7,642 for losses on disposals of assets associated with outsourcing certain IT infrastructure functions in North America; $15,543 for consulting costs directly related to the profit enhancement program in North America; $2,462 ($2,112 in North America and $350 in Asia-Pacific) for recruiting, retention and training associated with the relocation of major functions; and $2,263 of other costs primarily related to the Company’s decision to exit certain markets in Europe. The program implementation also resulted in $1,552 recorded in cost of sales, primarily comprised of incremental inventory and vendor-program related costs caused by the decision to exit certain markets in Europe.

Special Items

     During the third and fourth quarters of 2001, the Company recorded special items of $22,893, which were comprised of the following charges: $10,227 for the write-off of electronic storefront technologies that were replaced by the Company with other solutions, and inventory management software, which was no longer required because of the Company’s business process and systems improvements; an impairment charge of $3,500 to reduce the Company’s minority equity investment in an Internet-related company to estimated net realizable value; and a charge of $9,166 for the Company’s outstanding insurance claims with an independent and unrelated former credit insurer, which went into liquidation in 2001.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

Note 4 - Acquisitions

     The Company accounts for all acquisitions after June 30, 2001 in accordance with Statements of Financial Accounting Standards No. 141, “Business Combinations.” The results of operations of these businesses have been combined with the Company’s results of operations beginning on their acquisition dates.

     In February 2003, the Company increased ownership in Ingram Macrotron AG, a German-based distribution company, by acquiring the remaining interest of approximately 3% held by minority shareholders. The purchase price of this acquisition consisted of a cash payment of $6,271, resulting in the recording of $5,281 of goodwill. Court actions have been filed by several minority shareholders contesting the adequacy of the purchase price paid for the shares and various other actions, which could affect the purchase price. Depending upon the outcome of these actions, additional payments for such shares may be required. In addition, in April 2003, the Company increased its ownership in an India-based subsidiary by acquiring approximately 37% of the subsidiary held by minority shareholders. The total purchase price for this acquisition consisted of a cash payment of $3,145, resulting in the recording of $2,017 of goodwill.

     In June 2002, the Company increased its ownership in a Singapore-based subsidiary engaged in export operations to 100% by acquiring the remaining 49% interest held by minority shareholders. In addition, the Company acquired the Cisco Systems Inc. business unit of an IT distributor in The Netherlands in October 2002 and an IT distributor in Belgium in December 2002. The total purchase price for these acquisitions, consisting of aggregate net cash payments of $8,256 plus assumption of certain liabilities, was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the dates of acquisition, resulting in the recording of $9,159 of goodwill.

     In December 2001, the Company concluded a business combination involving certain assets and liabilities of its former subdistributor in the People’s Republic of China. In addition, during September 2001, the Company acquired certain assets of an IT distribution business in the United Kingdom. The purchase price for these transactions, consisting of aggregate cash payments of $15,923 plus assumption of certain liabilities, was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the transaction dates, resulting in the recording of $105,376 of goodwill.

     The results of operations for companies acquired were not material to the Company’s consolidated results of operations on an individual or aggregate basis, and accordingly, pro forma results of operations have not been presented.

Note 5 - Accounts Receivable

     The Company has a revolving accounts receivable securitization program in the U.S., which provides for the issuance of up to $700,000 in commercial paper secured by undivided interests in a pool of transferred receivables. In connection with this program, which expires in March 2005, most of the Company’s U.S. trade accounts receivable are transferred without recourse to a trust in exchange for a beneficial interest in the total pool of trade receivables. In addition, the trust has issued $25,000 of fixed-rate, medium-term certificates, which expire in February 2004, and are also secured by undivided interests in the pool of transferred receivables. Sales of undivided interests to third parties under this program result in a reduction of total accounts receivable in the Company’s consolidated balance sheet. The excess of the trade accounts receivable transferred over amounts sold to and held by third parties at any one point in time represents the Company’s retained interest in the transferred accounts receivable and is shown in the Company’s consolidated balance sheet as a separate caption under accounts receivable. Retained interests are carried at their fair market value, estimated as the net realizable value, which considers the relatively short liquidation period and includes an estimated provision for credit losses. At January 3, 2004 and December 28, 2002, the amount of undivided interests sold to and held by third parties totaled $60,000, and $75,000, respectively.

     The Company also has certain other trade accounts receivable-based facilities in Canada and Europe, which provide up to approximately $321,000 of additional financing capacity, depending upon the level of trade accounts receivable eligible to be transferred or sold. Approximately $116,000 of this capacity expires in December 2004 with the balance expiring in 2007. At January 3, 2004 and December 28, 2002, there were no trade accounts receivable sold to and held by third parties under these programs.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

     The Company is required to comply with certain financial covenants under some of its financing facilities, including minimum tangible net worth, restrictions on funded debt, interest coverage and trade accounts receivable portfolio performance covenants. The Company is also restricted in the amount of dividends it can pay as well as the amount of common stock that it can repurchase annually. At January 3, 2004, the Company was in compliance with all covenants or other requirements set forth in its accounts receivable financing programs discussed above.

     Losses in the amount of $10,206, $9,363 and $20,332 in 2003, 2002, and 2001, respectively, related to the sale of trade accounts receivable under these facilities are included in other expenses in the Company’s consolidated statement of income.

Note 6 - Property and Equipment

     Property and equipment consist of the following:

	Fiscal Year End
	2003	2002
Land	$1,329	$8,722
Buildings and leasehold improvements	125,095	126,555
Distribution equipment	206,504	206,698
Computer equipment and software	303,269	307,943

	636,197	649,918
Accumulated depreciation	(425,475)	(399,674)

	$210,722	$250,244

Note 7 - Long-Term Debt

     The Company’s long-term debt consists of the following:

	Fiscal Year End
	2003	2002
Revolving unsecured credit facilities and other long-term debt	$128,346	$92,515
European revolving trade accounts receivable backed financing facility	20,207	49,585
Senior subordinated notes	219,702	223,846

	368,255	365,946
Current maturities of long-term debt	(128,346)	(124,894)

	$239,909	$241,052

     In June 2002, the Company entered into a three-year European revolving trade accounts receivable backed financing facility supported by the trade accounts receivable of one of its European subsidiaries for Euro 107,000, or approximately $135,000, with a financial institution that has an arrangement with a related issuer of third-party commercial paper. The facility requires certain commitment fees and a minimum borrowing requirement of Euro 16,000 over the term of the agreement. In addition, in August 2003, the Company entered into another three-year European revolving trade accounts receivable backed financing facility supported by the trade accounts receivable of two other European subsidiaries for Euro 230,000, or approximately $290,000, with the same financial institution and related issuer of third-party commercial paper. This additional facility also requires certain commitment fees and a minimum borrowing requirement of Euro 35,000 by no later than December 31, 2003 and continuing through the term of the agreement. The Company obtained an extension for such requirement through mid January 2004, by which time it was able to meet and maintain the minimum borrowing requirement of Euro 35,000 by the substantially larger of the two European subsidiaries. The Company obtained an extension in January 2004 for the smaller subsidiary until June 30, 2004, after which trade accounts receivable of the smaller subsidiary will be required to support the program. However, further delays or failure to have trade accounts receivable available by the Company’s smaller subsidiary to support the program could adversely affect the Company’s ability to access these funds. Borrowings under both facilities incur financing costs at rates indexed to EURIBOR.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

     The Company’s ability to access financing under both European facilities is dependent upon the level of eligible trade accounts receivable of three of the Company’s European subsidiaries, and the level of market demand for commercial paper. As of January 3, 2004, actual aggregate capacity under the June 2002 European program based on eligible accounts receivable outstanding was $108,960.

     The Company could lose access to all or part of its financing under these European facilities under certain circumstances, including: (a) a reduction in credit ratings of the third-party issuer of commercial paper or the back-up liquidity providers, if not replaced or (b) failure to meet certain defined eligibility criteria for the trade accounts receivable, such as receivables must be assignable and free of liens and dispute or set-off rights. In addition, in certain situations, the Company could lose access to all or part of its financing with respect to the August 2003 European facility as a result of the rescission of its authorization to collect the receivables by the relevant supplier under applicable local law. Based on the Company’s assessment of the duration of both programs, the history and strength of the financial partners involved, other historical data, various remedies available to the Company, and the remoteness of such contingencies, the Company believes that it is unlikely that any of these risks will materialize in the near term. At January 3, 2004 and December 28, 2002, the Company had borrowings of $20,207 and $49,585, respectively, under the June 2002 European facility, of which $20,207 and $16,779, respectively, is presented as long-term debt to reflect the minimum borrowing requirement pursuant to this agreement. At January 3, 2004, there were no borrowings outstanding under the August 2003 European facility.

     The Company has a $150,000 revolving senior unsecured credit facility with a bank syndicate that expires in December 2005. At January 3, 2004 and December 28, 2002, the Company had no borrowings outstanding under this credit facility. This facility can also be used to support letters of credit. At January 3, 2004 and December 28, 2002, letters of credit totaling approximately $63,661 and $12,650 were issued principally to certain vendors to support purchases by the Company’s subsidiaries. The issuance of these letters of credit reduces the Company’s available capacity under the agreement by the same amounts.

     On August 16, 2001, the Company sold $200,000 of 9.875% senior subordinated notes due 2008 at an issue price of 99.382%, resulting in net cash proceeds of approximately $195,084, net of issuance costs of approximately $3,680.

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

     On August 16, 2001, the Company also entered into interest rate swap agreements with two financial institutions, the effect of which was to swap the fixed-rate obligation on the senior subordinated notes for a floating rate obligation equal to 90-day LIBOR plus 4.260%. All other financial terms of the interest rate swap agreements are identical to those of the senior subordinated notes, except for the quarterly payments of interest, which will be on each February 15, May 15, August 15 and November 15 and ending on the termination date of the swap agreements. These interest rate swap arrangements contain ratings conditions requiring posting of collateral by either party and at minimum increments based on the market value of the instrument and credit ratings of either party. The marked-to-market value of the interest rate swap amounted to $20,518 and $24,840 at January 3, 2004 and December 28, 2002, respectively, which is recorded in other assets with an offsetting adjustment to the hedged debt, bringing the total carrying value of the senior subordinated notes to $219,702 and $223,846, respectively.

     The Company also has additional lines of credit, commercial paper, short-term overdraft facilities and other credit facilities with various financial institutions worldwide, which provide for borrowing capacity aggregating approximately $381,000 at January 3, 2004. Most of these arrangements are on an uncommitted basis and are reviewed periodically for renewal. At January 3, 2004 and December 28, 2002, the Company had $128,346 and $92,515, respectively, outstanding under these facilities. At January 3, 2004 and December 28, 2002, letters of credit totaling approximately $29,300 and $16,372, respectively, were also issued principally to certain vendors to support purchases by the Company’s subsidiaries. The issuance of these letters of credit reduces the Company’s available capacity under these agreements by the same amounts. The weighted average interest rate on the outstanding borrowings under these credit facilities was 5.2% and 5.4% per annum at January 3, 2004 and December 28, 2002, respectively.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

     The Company is required to comply with certain financial covenants under some of its financing facilities, including minimum tangible net worth, restrictions on funded debt and interest coverage and trade accounts receivable portfolio performance covenants, including metrics related to receivables and payables. The Company is also restricted in the amount of additional indebtedness it can incur, dividends it can pay, as well as the amount of common stock that it can repurchase annually. At January 3, 2004, the Company was in compliance with all covenants or other requirements set forth in the credit agreements or other agreements with the Company’s financial partners discussed above.

Note 8 - Income Taxes

     The components of income before income taxes and cumulative effect of adoption of a new accounting standard consist of the following:

	Fiscal Year
	2003	2002	2001
United States	$36,477	$3,058	$12,919
Foreign	79,317	5,940	(1,228)

Total	$115,794	$8,998	$11,691

     The provision for (benefit from) income taxes before cumulative effect of adoption of a new accounting standard consist of the following:

	Fiscal Year
	2003	2002	2001
Current:
Federal	$414	$9,901	$(16,650)
State	—	2,364	(6,805)
Foreign	20,082	31,176	20,856

	20,496	43,441	(2,599)

Deferred:
Federal	(55,630)	(4,917)	21,150
State	2,069	(2,493)	7,827
Foreign	(342)	(32,702)	(21,424)

	(53,903)	(40,112)	7,553

Provision for (benefit from) income taxes	$(33,407)	$3,329	$4,954

     Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred tax assets and liabilities are as follows:

	Fiscal Year Ended
	2003	2002
Net deferred tax assets and (liabilities):
Net operating loss carryforwards	$71,916	$69,945
Allowance on accounts receivable	21,316	22,093
Available tax credits	17,111	19,097
Inventories	(6,212)	(8,349)
Realized gains on available-for-sale securities not currently taxable	(50,282)	(120,647)
Depreciation and amortization	(26,343)	(35,611)
Employee benefits and compensation	15,484	16,833
Restructuring charges	8,178	16,208
Other	(6,122)	(4,238)

Total	$45,046	$(24,669)

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

     Net current deferred tax assets of $44,643 and $35,267 were included in other current assets at January 3, 2004 and December 28, 2002, respectively. Net non-current deferred tax assets of $403 were included in other assets at January 3, 2004 and net non-current deferred tax liabilities of $59,936 were included in other liabilities at December 28, 2002.

     At December 28, 2002, the Company had deferred tax liabilities of $2,418, $42,131 and $76,098 related to the gains of $6,535, $111,458, and $201,318, respectively, realized on the sales of Softbank common stock in 2002, 2000, and 1999, respectively. The Softbank common stock was sold in the public market by certain of Ingram Micro’s foreign subsidiaries, which are located in a low-tax jurisdiction. At the time of sale, the Company concluded that U.S. taxes were not currently payable on the gains based on its internal assessment and opinions received from its advisors. However, in situations involving uncertainties in the interpretation of complex tax regulations by various taxing authorities, the Company provides for tax liabilities unless it considers it probable that taxes will not be due. The level of opinions received from its advisors and the Company’s internal assessment did not allow the Company to reach that conclusion on this matter. In September 2003, the U.S. Federal tax returns for 1999 were closed, which resolved this matter for U.S. Federal income tax purposes for that year. Accordingly, during the third quarter of 2003 the Company reversed the related Federal deferred income tax liability of $70,461 associated with the gain on the 1999 sale, thereby reducing the Company’s income tax provision in the consolidated statement of income. Although the Company reviews its assessments in these matters on a regular basis, it cannot currently determine when the remaining deferred tax liabilities of $2,418, $42,131 and $5,637 related to the 2002, 2000 and 1999 sales will be finally resolved with the taxing authorities, or if the deferred taxes will ultimately be paid. Accordingly, the Company continues to provide for these tax liabilities. If the Company is successful in obtaining a favorable resolution of this matter, the Company’s tax provision would be reduced to reflect the elimination of some or all of these deferred tax liabilities. However, in the event of an unfavorable resolution, the Company believes that it will be able to fund any such taxes that may be assessed on this matter with available sources of liquidity.

     Reconciliation of statutory U.S. federal income tax rate to the Company’s effective rate is as follows:

	Fiscal Year
	2003	2002	2001
U.S. statutory rate	$40,528	$3,149	$4,092
Reversal of Softbank federal deferred tax liability	(70,461)	—	—
State income taxes, net of federal income tax benefit	1,345	(83)	1,022
Effect of international operations	(4,021)	834	(4,537)
Goodwill	—	—	4,352
Other	(798)	(571)	25

Total tax provision	$(33,407)	$3,329	$4,954

     The Company had net operating tax loss carryforwards of $305,564 at January 3, 2004 of which approximately 76% have no expiration date. The remaining net operating tax loss carryforwards expire through the year 2023.

     The Company does not provide for income taxes on undistributed earnings of foreign subsidiaries as such earnings are intended to be permanently reinvested in those operations. The amount of the foreign undistributed earnings is not practicably determinable.

Note 9 - Transactions with Related Parties

     The Company has loans receivable from certain of its executive officers and other associates. These loans, ranging up to $120, have interest rates ranging from 2.74% to 6.75% per annum and are payable up to four years. All loans to executive officers, unless granted prior to their election to such position, were granted and approved by the Human Resources Committee of the Company’s Board of Directors prior to July 30, 2002, the effective date of the Sarbanes-Oxley Act of 2002. No material modification or renewals to these loans to executive officers have been made since that date or subsequent to the employee’s election as an executive officer of the Company, if later. At January 3, 2004 and December 28, 2002, the Company’s employee loans receivable balance was $876, and $1,310, respectively.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

Note 10 - Commitments and Contingencies

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

     During 2002 and 2003, one of the Company’s Latin American subsidiaries was audited by the Brazilian taxing authorities in relation to certain commercial taxes. As a result of this audit, the subsidiary received an assessment for approximately $9,000, including interest and penalties, alleging these commercial taxes were not properly remitted for the period January 2002 through September 2002. The Brazilian taxing authorities may make similar claims for periods subsequent to September 2002. It is management’s opinion, based upon the opinions of outside legal advisors, that the Company has valid defenses related to this matter. Although the Company is vigorously pursuing administrative and judicial action to challenge the assessment, no assurance can be given as to the ultimate outcome. An unfavorable resolution of this matter is not expected to have a material impact on the Company’s financial condition, but depending upon the time period and amounts involved it may have a material negative effect on the Company’s results of operations.

     The Company leases the majority of its facilities and certain equipment under noncancelable operating leases. Renewal and purchase options at fair values exist for a substantial portion of the leases. Rental expense for the years ended 2003, 2002 and 2001 was $89,809, $92,489 and $97,555, respectively.

     In December 2002, the Company entered into an agreement with a third-party provider of IT outsourcing services. The services to be provided include mainframe, major server, desktop and enterprise storage operations, wide-area and local-area network support and engineering; systems management services; help desk services; and worldwide voice/PBX. This agreement expires in December 2009, but is cancelable at the option of the Company subject to payment of termination fees.

     Future minimum rental commitments on operating leases that have remaining noncancelable lease terms in excess of one year as well as minimum contractual payments under the IT outsourcing agreement as of January 3, 2004 were as follows:

2004	$72,924
2005	65,767
2006	60,389
2007	57,007
2008	55,979
Thereafter	174,951

$487,017

     The above minimum payments have not been reduced by minimum sublease rental income of $70,741 due in the future under noncancelable sublease agreements as follows: $7,658, $7,203, $6,828, $7,278, $7,381 and $34,393 in 2004, 2005, 2006, 2007, 2008 and thereafter, respectively.

Note 11 - Segment Information

     The Company operates predominantly in a single industry segment as a distributor of IT products and services. The Company’s operating segments are based on geographic location, and the measure of segment profit is income from operations. Due to the significance of the Company’s Asia-Pacific region’s net sales in 2003, the Company is now reporting Asia-Pacific and Latin America as separate segments. Previously, the Asia-Pacific and Latin America regions were combined and reported as its “Other International” segment. Prior year amounts have been disclosed to conform to the current segment reporting structure.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

     Geographic areas in which the Company operated during 2003 include North America (United States and Canada), Europe (Austria, Belgium, Denmark, Finland, France, Germany, Hungary, Italy, The Netherlands, Norway, Spain, Sweden, Switzerland and the United Kingdom), Asia-Pacific (Australia, The People’s Republic of China [including Hong Kong], India, Malaysia, New Zealand, Singapore, and Thailand), and Latin America (Brazil, Chile, Mexico, and the Company’s Latin American export operations in Miami). Inter-geographic sales primarily represent intercompany sales that are accounted for based on established sales prices between the related companies and are eliminated in consolidation.

     Financial information by geographic segments is as follows:

	As of and for the Fiscal Year Ended
	2003	2002	2001
Net sales
North America
Sales to unaffiliated customers	$10,964,761	$12,132,099	$14,882,004
Intergeographic sales	130,804	147,459	169,452
Europe	8,267,000	7,150,128	7,156,840
Asia-Pacific	2,319,982	1,961,458	1,796,317
Latin America	1,061,274	1,215,580	1,351,772
Eliminations of intergeographic sales	(130,804)	(147,459)	(169,452)

Total	$22,613,017	$22,459,265	$25,186,933

Income (loss) from operations
North America	$94,501	$36,498	$104,673
Europe	73,248	12,739	13,642
Asia-Pacific	(10,335)	1,020	(23,749)
Latin America	(1,221)	(49)	(1,636)

Total	$156,193	$50,208	$92,930

Identifiable assets
North America	$3,387,133	$3,391,571	$3,369,369
Europe	1,668,710	1,278,812	1,264,164
Asia-Pacific	173,573	191,104	305,366
Latin America	244,746	282,867	363,108

Total	$5,474,162	$5,144,354	$5,302,007

Capital expenditures
North America	$23,128	$38,401	$62,206
Europe	7,317	10,773	14,598
Asia-Pacific	2,182	3,868	4,462
Latin America	2,376	1,637	5,172

Total	$35,003	$54,679	$86,438

Depreciation
North America	$55,426	$70,791	$70,837
Europe	17,491	21,297	17,257
Asia-Pacific	3,194	3,428	2,763
Latin America	2,408	3,247	3,160

Total	$78,519	$98,763	$94,017

Goodwill Amortization
North America	$—	$—	$6,374
Europe	—	—	3,300
Asia-Pacific	—	—	8,307
Latin America	—	—	2,982

Total	$—	$—	$20,963

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

     Supplemental information relating to reorganization costs, special items and other profit enhancement program costs by geographic segment is as follows:

	Fiscal Year
	2003	2002	2001
Reorganization costs
North America	$11,234	$55,662	$26,089
Europe	9,202	12,644	13,574
Asia-Pacific	74	412	1,301
Latin America	1,060	2,417	447

Total	$21,570	$71,135	$41,411

Special items
North America	$—	$—	$18,868
Latin America	—	—	4,025

Total	$—	$—	$22,893

Other profit enhancement program costs:
Charged to cost of sales
Europe	$443	$1,552	$—

Charged to operating expenses
North America	$17,399	$37,565	$—
Europe	5,964	5,951	—
Asia-Pacific	—	428	—

Total	$23,363	$43,944	$—

Note 12 - Stock Options and Equity Incentive Plans

     The following summarizes the Company’s existing stock option and equity incentive plans.

Equity Incentive Plans

     In 2003, the Company’s shareowners approved the Ingram Micro Inc. 2003 Equity Incentive Plan, which replaced the Company’s three existing shareowner-approved equity incentive plans, the 1996, 1998, and 2000 Equity Incentive Plans (collectively called “the Equity Incentive Plans”) for the granting of stock-based incentive awards including incentive stock options, non-qualified stock options, restricted stock, and stock appreciation rights, among others, to key employees and members of the Company’s board of directors. As of January 3, 2004, approximately 22,800,000 shares were available for grant. Options granted under the Equity Incentive Plans were issued at exercise prices ranging from $7.00 to $53.56 per share and have expiration dates not longer than 10 years from the date of grant. The options granted generally vest over a period of one to five years. In 2003, 2002 and 2001 the Company granted a total of 40,676, 17,322 and 55,973 shares, respectively, of restricted Class A Common Stock to board members and an executive under the Equity Incentive Plans. These shares have no purchase price and vest over a one-year period. The Company recorded unearned compensation in 2003, 2002 and 2001 of $460, $310 and $790 respectively, as a component of stockholders’ equity upon issuance of these grants.

     In August 2001, the human resources committee of the Company’s board of directors authorized a modification of the exercise schedule to retirees under the Equity Incentive Plans. The modification extended the exercise period upon retirement (as defined in the Equity Incentive Plans) from 12 months to 60 months for outstanding options as of August 1, 2001 and for all options granted thereafter, but not to exceed the contractual life of the option. Compensation expense will be recorded upon the retirement of eligible employees and is calculated based on the excess of the fair value of the Company’s stock on the modification date ($14.28 per share) over the exercise price of the modified option multiplied by the number of vested but unexercised options outstanding upon retirement. A noncash compensation charge of $785, $835 and $69 was recorded in 2003, 2002 and 2001 respectively, relating to this modification.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

     A summary of activity under the Company’s stock option plans is presented below:

	Shares	Weighted Average
	(000s)	Exercise Price
Outstanding at December 30, 2000	24,407	$15.93
Stock options granted during the year	7,412	15.21
Stock options exercised	(2,630)	7.57
Forfeitures	(2,887)	20.15

Outstanding at December 29, 2001	26,302	16.15
Stock options granted during the year	7,233	15.66
Stock options exercised	(1,627)	6.38
Forfeitures	(2,516)	17.72

Outstanding at December 28, 2002	29,392	16.42
Stock options granted during the year	10,445	11.23
Stock options exercised	(1,106)	9.28
Forfeitures	(2,297)	15.71

Outstanding at January 3, 2004	36,434	15.19

     The following table summarizes information about stock options outstanding and exercisable at January 3, 2004.

	Options Outstanding			Options Exercisable
	Number	Weighted-	Weighted-	Number	Weighted-
	Outstanding at	Average	Average	Exercisable at	Average
Range of Exercise	January 3,	Remaining	Exercise	January 3,	Exercise
Prices	2004 (000s)	Life	Price	2004 (000s)	Price
$7.00	348	0.2	$7.00	348	$7.00
$9.75 - $12.35	13,830	8.3	11.29	4,265	11.64
$12.56 - $15.90	8,439	7.5	13.50	5,144	13.48
$16.20 - $19.69	10,701	5.6	17.50	7,943	17.51
$20.75 - $27.00	996	1.9	24.25	948	24.20
$27.06 - $53.56	2,120	2.6	32.87	1,989	33.06

	36,434	6.7	15.19	20,637	16.92

     Stock options exercisable totaled approximately 20,637,000, 15,817,000 and 12,567,000 at January 3, 2004, December 28, 2002 and December 19, 2001, respectively, at weighted average exercise prices of $16.92, $16.98 and $16.34, respectively.

     In connection with the December 1999 sale of Softbank common stock, the Company issued warrants to Softbank for the purchase of 1,500,000 shares of the Company’s Class A Common Stock with an exercise price of $13.25 per share, which approximated the market price of the Company’s common stock on the warrant issuance date. The warrants were exercisable immediately and expire in December 2004.

Employee Stock Purchase Plans

     In 1998, the board of directors and the Company’s shareowners approved the 1998 Employee Stock Purchase Plan (the “Plan”) under which 3,000,000 shares of the Company’s Class A Common Stock could be sold to employees. Under the Plan, employees can elect to have between 1% and 6% of their earnings withheld to be applied to the purchase of these shares. The purchase price under the Plan is generally the lesser of the market price on the beginning or ending date of the offering periods. Under the 1998 Plan, offerings were made both in January and July of 2003 and 2002. The 2003 and 2002 offerings ended on December 31, 2003 and 2002, respectively. In January 2004 and 2003, the Company issued approximately 64,000 and 38,000 of the authorized shares and converted approximately $760 and $475, respectively, in accrued employee contributions into stockholders’ equity as a result. This Plan was discontinued by the Company effective fiscal 2004.

Notes to Consolidated Financial Statements (continued)
(Dollars in 000s, except per share data)

Employee Benefit Plans

     The Company’s employee benefit plans permit eligible employees to make contributions up to certain limits, which are matched by the Company at stipulated percentages. The Company’s contributions charged to expense were $4,133 in 2003, $5,046 in 2002, and $5,031 in 2001.

Note 13 - Common Stock

     Prior to November 6, 2001, the Company had two classes of Common Stock, consisting of 500,000,000 authorized shares of $0.01 par value Class A Common Stock and 135,000,000 authorized shares of $0.01 par value Class B Common Stock, and 25,000,000 authorized shares of $0.01 par value Preferred Stock. Class A stockholders are entitled to one vote on each matter to be voted on by the stockholders whereas Class B stockholders were entitled to ten votes on each matter voted on by the stockholders. The two classes of stock have the same rights in all other respects. On November 6, 2001, all outstanding shares of the Company’s Class B Common Stock were automatically converted into shares of Class A Common Stock on a one-for-one basis in accordance with the terms of the Company’s certificate of incorporation.

     The detail of changes in the number of issued and outstanding shares of Class A and Class B Common Stock for the three-year period ended January 3, 2004, is as follows:

	Common Stock
	Class A	Class B
December 30, 2000	75,798,115	70,409,806
Stock options exercised	2,629,714	—
Repurchase of Class B Common Stock	—	(5,550)
Conversion of Class B Common Stock to Class A Common Stock	70,404,256	(70,404,256)
Grant of restricted Class A Common Stock	55,973	—
Issuance of Class A Common Stock Related to Employee Stock Purchase Plan	138,235	—
Forfeiture of restricted Class A Common Stock	(1,500)	—

December 29, 2001	149,024,793	—
Stock options exercised	1,626,973	—
Grant of restricted Class A Common Stock	17,322	—
Issuance of Class A Common Stock related to Employee Stock Purchase Plan	109,267	—

December 28, 2002	150,778,355	—
Stock options exercised	1,106,229	—
Grant of restricted Class A Common Stock	40,676	—
Issuance of Class A Common Stock related to Employee Stock Purchase Plan	38,407	—

January 3, 2004	151,963,667	—

MANAGEMENT’S STATEMENT OF FINANCIAL RESPONSIBILITY

     Management is responsible for the integrity of the financial information contained in this annual report, including the Company’s consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based upon management’s informed estimates and judgments.

     Management believes it maintains an effective system of internal accounting controls, including an internal audit program, that is designed to provide reasonable, but not absolute, assurance that assets are safeguarded and that accounting records provide a reliable basis for the preparation of financial statements. This system is continuously reviewed, improved and modified in response to changing business conditions and operations and recommendations made by the independent auditors and internal auditors. Management believes that the accounting and control systems provide reasonable assurance that assets are safeguarded and financial information is reliable.

     The Company’s Bylaws provide that a majority of the members of the audit committee of the board of directors shall be independent directors who are not employees of the Company. The audit committee is currently comprised entirely of independent directors. The audit committee represents the board of directors on matters relating to corporate accounting, financial reporting, internal accounting control, and auditing, including the engagement and ongoing assessment of the activities of the independent auditors and internal auditors. The independent auditors and internal auditors advise the audit committee of significant findings and recommendations arising from their activities and have free access to the audit committee, with or without the presence of management.

/s/ KENT B. FOSTER	/s/ THOMAS A. MADDEN

Kent B. Foster	Thomas A. Madden
Chairman of the Board and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Ingram Micro Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Ingram Micro Inc. and its subsidiaries at January 3, 2004 and December 28, 2002, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 2 to the consolidated financial statements, effective December 30, 2001, the Company adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets.”

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Los Angeles, California
March 11, 2004

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

GUY P. ABRAMO
Executive Vice President and Chief Strategy and Information Officer

THOMAS A. MADDEN
Executive Vice President and Chief Financial Officer

LARRY C. BOYD
Senior Vice President, Acting Secretary and Acting General Counsel

MATTHEW A. SAUER
Senior Vice President, Human Resources

JAMES F. RICKETTS
Corporate Vice President and Treasurer

REGIONAL MANAGEMENT

HANS T. KOPPEN
Executive Vice President

ALAIN MONIE
Executive Vice President and
President, Ingram Micro Asia-Pacific

KEVIN M. MURAI
Executive Vice President and
President, Ingram Micro North America

GREGORY M. E. SPIERKEL
Executive Vice President and
President, Ingram Micro Europe

ASGER FALSTRUP
Senior Vice President and
President, Ingram Micro Latin America

CORPORATE OFFICES

Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA 92705
Phone: 714.566.1000

ANNUAL MEETING

The 2004 Annual Meeting of Shareowners will be held at 10 a.m. (Pacific Daylight Time), Tuesday, May 25, 2004 at Ingram Micro Inc., 1600 E. St. Andrew Place, Santa Ana, CA 92705. Shareowners are cordially invited to attend.

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles, CA 90071
Phone: 213.356.6000

TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
Web: www.equiserve.com
Phone: 816.843.4299
TDD: 800.952.9245

COMMON STOCK

The Class A Common Stock of Ingram Micro is traded on the New York Stock Exchange under the symbol IM.

Price Range of Class A Common Stock

		HIGH	LOW
Fiscal 2003	First Quarter	$13.24	$9.30
	Second Quarter	11.70	9.43
	Third Quarter	14.97	10.60
	Fourth Quarter	16.05	12.84
Fiscal 2002	First Quarter	$18.85	$15.10
	Second Quarter	16.70	12.76
	Third Quarter	13.85	10.00
	Fourth Quarter	15.68	11.52

SHAREOWNER INQUIRIES

Request for information may be sent to the Investor Relations Department at our Corporate offices.

Investor Relations telephone information line: 714.382.8282.

Investor Relations e-mail address: investor.relations@ingrammicro.com.

Additional information also is available on our Web site: www.ingrammicro.com/corp.